Form 10-K, Exhibit 13
period 1993-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 1994-03-31
CIK 831259

Exhibit 13.1



                     FREEPORT-McMoRan COPPER & GOLD INC.
                                BALANCE SHEETS

                                                               December 31,
                                                          ____________________
                                                           1993           1992
                                                          _____          _____
 ASSETS                                                      (In Thousands)
 Current assets:
 Cash and short-term investments...................  $   13,798     $  371,842
 Accounts receivable:
   Customers.......................................     122,527        130,587
   Other...........................................      66,202         20,249
 Inventories:
   Products........................................      58,247         13,911
   Materials and supplies..........................     153,681        118,347
 Prepaid expenses and other........................      13,787          6,178
                                                     __________      _________
   Total current assets............................     428,242        661,114
                                                     __________      _________
 Property, plant and equipment.....................   2,172,222      1,443,939
 Less accumulated depreciation and amortization....     525,619        450,527
                                                     __________      _________
   Net property, plant and equipment...............   1,646,603        993,412
                                                     __________      _________
 Other assets......................................      41,808         39,479
                                                     __________      _________
 Total assets......................................  $2,116,653     $1,694,005
                                                     ==========      =========

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and accrued liabilities..........  $  218,083     $   88,876
 Current portion of long-term debt and
   short-term borrowings...........................      48,791         78,571
 Accrued income and other taxes....................      20,865          1,129
                                                     __________      _________
   Total current liabilities.......................     287,739        168,576
 Long-term debt, less current portion..............     211,868        645,012
 Accrued postretirement benefits and
   other liabilities...............................     188,165         15,558
 Deferred income taxes.............................     201,553        196,953
 Minority interest.................................      46,781         21,449
 Mandatory redeemable gold-denominated
   preferred stock.................................     232,620           -
 Stockholders' equity:
 Special preference stock..........................     224,400        224,400
 Step-Up preferred stock...........................     350,000           -
 Class A common stock, par value $.10..............       5,802          5,318
 Class B common stock, par value $.10..............      14,213         14,213
 Capital in excess of par value of common stock....     334,166        353,697
 Cumulative foreign translation adjustment.........     (10,012)          -
 Retained earnings.................................      29,358         48,829
                                                     __________      _________
                                                        947,927        646,457
                                                     __________      _________
 Total liabilities and stockholders' equity........  $2,116,653     $1,694,005
                                                     ==========      =========

The accompanying notes are an integral part of these financial statements.

                     FREEPORT-McMoRan COPPER & GOLD INC.
                            STATEMENTS OF INCOME

                                                    Years Ended December 31,
                                                    __________________________
                                                    1993       1992       1991
                                                   ____        ____       ____
                                                          (In Thousands,
                                                    Except Per Share Amounts)


Revenues....................................... $925,932   $714,315   $467,522
Cost of sales:
Site production and delivery...................  567,148    308,948    204,353
Depreciation and amortization..................   67,906     48,272     38,397
                                                ________   ________   ________
  Total cost of sales..........................  635,054    357,220    242,750
Exploration expenses...........................   33,748     12,185      6,502
Provision for restructuring charges............   20,795       -          -
General and administrative expenses............   81,399     68,481     40,550
                                                ________   ________   ________
  Total costs and expenses.....................  770,996    437,886    289,802
                                                ________   ________   ________
Operating income...............................  154,936    276,429    177,720
Interest expense, net..........................  (15,327)   (18,897)   (21,451)
Other income (expense), net....................   (2,216)     7,162      3,477
                                                ________   ________   ________
Income before income taxes and minority interest 137,393    264,694    159,746
Provision for income taxes.....................  (67,589)  (103,726)   (45,585)
Minority interest..............................   (9,134)   (31,075)   (12,199)
                                                ________   ________   ________
Income before changes in accounting principle..   60,670    129,893    101,962
Cumulative effect of changes in accounting
  principle, net of taxes and minority interest   (9,854)      -        (5,803)
                                                ________   ________   ________
Net income.....................................   50,816    129,893     96,159
Preferred dividends............................  (28,954)    (7,025)      -
                                                ________   ________   ________
Net income applicable to common stock.......... $ 21,862   $122,868   $ 96,159
                                                ========   ========   ========
Net income per share of common stock:
  Before changes in accounting principle.......     $.16       $.66       $.56
  Cumulative effect of changes in accounting
  principle....................................     (.05)       -         (.03)
                                                ________   ________   ________
                                                    $.11       $.66       $.53
                                                ========   ========   ========

Average common shares outstanding..............  197,929    187,343    182,130
                                                ========   ========   ========

Dividends per common share.....................     $.60       $.60       $.55
                                                ========   ========   ========

The accompanying notes are an integral part of these financial statements.

                      FREEPORT-McMoRan COPPER & GOLD INC.
                           STATEMENTS OF CASH FLOW

                                                      Years End December 31,
                                                    __________________________
                                                    1993       1992       1991
                                                    ----       ----       ----

 Cash flow from operating activities:                      (In Thousands)
 Net income.................................... $ 50,816   $129,893   $ 96,159
 Adjustments to reconcile net income to net
   cash provided by operating activities:
   Cumulative effect of changes
     in accounting principle...................    9,854       -         5,803
   Depreciation and amortization...............   67,906     48,272     38,397
   Provision for restructuring charges,
     net of payments...........................    4,623       -          -
   Deferred income taxes.......................    8,512     52,154     17,052
   Amortization of discount on zero coupon
     exchangeable notes........................   10,844     17,297      9,162
   Minority interest's share of net income.....    9,134     31,075     12,199
   (Increase) decrease in working capital,
     net of effect of acquisition:
     Amount due from FTX.......................     -        20,000    (20,000)
     Accounts receivable.......................  (16,904)   (77,448)   (24,647)
     Inventories...............................  (36,669)   (10,644)   (50,086)
     Prepaid expenses and other................  (10,503)    (4,157)      (939)
     Accounts payable and accrued liabilities..   32,792     44,035       (794)
     Accrued income and other taxes............   19,736      1,129     (9,988)
   Other.......................................    8,404        963      1,554
                                                ________   ________   ________
 Net cash provided by operating activities.....  158,545    252,569     73,872
                                                ________   ________   ________

 Cash flow from investing activities:
 Capital expenditures.......................... (453,122)  (367,842)  (239,954)
 Purchase of indirect interest in PT-FI........     -      (211,892)      -
 Acquisition of RTM, net of cash acquired......  (10,390)      -          -
                                                ________   ________   ________
 Net cash used in investing activities......... (463,512)  (579,734)  (239,954)
                                                ________   ________   ________

 Cash flow from financing activities:
 Cash dividends paid:
   Common stock................................ (118,575)  (111,365)  (100,171)
   Preferred stock.............................  (22,981)    (4,407)      -
   Minority interest...........................  (19,143)   (15,643)    (8,945)
 Conversion of zero coupon exchangeable notes..     -        (7,848)      -
 Proceeds from debt............................  397,971    153,000    103,000
 Repayment of debt............................. (931,439)      -       (10,000)
 Net proceeds from infrastructure financing....   80,000       -          -
 Net proceeds from sale of:
   Step-Up preferred stock.....................  340,700       -          -
   Gold-denominated preferred stock............  220,390       -          -
   Class A common stock........................     -       174,142       -
   Special preference stock....................     -       217,867       -
   Subsidiary interest.........................     -       212,485       -
   Zero coupon exchangeable notes..............     -          -       218,560
                                                ________   ________   ________
 Net cash provided by (used in)
   financing activities........................  (53,077)   618,231    202,444
                                                ________   ________   ________
 Net increase (decrease) in cash and
   short-term investments...................... (358,044)   291,066     36,362
 Cash and short-term investments
   at beginning of year........................  371,842     80,776     44,414
                                                ________   ________   ________
 Cash and short-term investments
   at end of year.............................. $ 13,798   $371,842   $ 80,776
                                                ========   ========   ========
 Interest paid................................. $ 29,122   $ 22,581   $ 32,482
                                                ========   ========   ========
 Income taxes paid............................. $ 39,314   $ 50,029   $ 38,521
                                                ========   ========   ========

The accompanying notes, which include information in Notes 1, 2, 3, and 7 regarding noncash transactions, are an integral part of these financial statements.

                       FREEPORT-McMoRan COPPER & GOLD INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Years End December 31,
                                                    __________________________
                                                    1993       1992       1991
                                                    ----       ----       ----
                                                          (In Thousands)
Special Preference Stock:
Balance at beginning of year................... $224,400   $   -      $   -
 Sale of shares to the public..................     -       224,400       -
                                                ________   ________   ________
   Balance at end of year......................  224,400    224,400       -
                                                ________   ________   ________
 Step-Up Preferred Stock:
 Sale of shares to the public..................  350,000       -          -
                                                ________   ________   ________
 Class A common stock:
 Balance at beginning of year..................    5,318      2,000      2,000
 Two-for-one stock split.......................     -         2,000       -
 Sale of shares to the public..................     -           863       -
 Conversion of zero coupon exchangeable notes..      484        455       -
                                                ________   ________   ________
   Balance at end of year......................    5,802      5,318      2,000
                                                ________   ________   ________
 Class B common stock:
 Balance at beginning of year..................   14,213      7,106      7,106
 Two-for-one stock split.......................     -         7,107       -
                                                ________   ________   ________
   Balance at end of year......................   14,213     14,213      7,106
                                                ________   ________   ________
 Capital in excess of par value of common stock:
 Balance at beginning of year..................  353,697    163,439    167,451
 Issuance cost of Mandatory Redeemable Gold-
   Denominated and Step-Up Preferred Stock.....  (21,530)      -          -
 Sale of Class A and Special Preference Stock..     -       166,746       -
 Conversion of zero coupon exchangeable notes..   79,241     69,945       -
 Two-for-one stock split.......................     -        (9,107)      -
 Cash dividends on common stock................  (65,587)   (37,326)    (4,012)
 Dividends on preferred stocks.................  (11,655)      -          -
                                                ________   ________   ________
   Balance at end of year......................  334,166    353,697    163,439
                                                ________   ________   ________
 Cumulative foreign translation adjustment:
 Current year adjustment.......................  (10,012)      -          -
                                                ________   ________   ________
 Retained earnings:
 Balance at beginning of year..................   48,829       -          -
 Net income....................................   50,816    129,893     96,159
 Cash dividends on common stock................  (52,988)   (74,039)   (96,159)
 Dividends on preferred stocks.................  (17,299)    (7,025)      -
                                                ________   ________   ________
   Balance at end of year......................   29,358     48,829       -
                                                ________   ________   ________
 Total stockholders' equity.................... $947,927   $646,457   $172,545
                                                ========   ========   ========

The accompanying notes are an integral part of these financial statements.

                  FREEPORT-McMoRan COPPER & GOLD INC.
                     NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation.  The consolidated financial statements of
Freeport-McMoRan Copper & Gold Inc. (FCX or the Company) include its majority-owned subsidiaries, including P.T. Freeport Indonesia
Company (PT-FI) and Rio Tinto Minera, S.A. (RTM).   Reclassifications
were made to prior year financial statements to conform to the 1993 presentation. All significant intercompany transactions have been eliminated.

Cash and Short-Term Investments. The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. PT-FI and RTM cash is not available to FCX until cash dividends are paid to FCX. At December 31, 1993, PT-FI's net assets totaled $184.3 million, including $24.6 million of retained earnings.
On January 5, 1994, PT-FI declared a $42.1 million dividend of which $36.1 million was due to FCX. At December 31, 1993, RTM's net assets totaled $40.2 million. RTM is not expected to pay a dividend to FCX in the near future.

Inventories. Inventories are generally stated at the lower of cost or market. PT-FI uses the average cost method and RTM uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment is carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, which include interest incurred during the construction and development period, are capitalized.
Expenditures for replacements and improvements are capitalized.
Depreciation expense for mining and milling operations is determined using the unit-of-production method based on estimates of recoverable reserves. Other assets, including
RTM's smelter, are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

     Hedging. PT-FI has a price protection program for virtually all of its estimated copper sales to be priced in 1994 at an average floor price of $.90 per pound, while allowing full benefit from prices above that amount. The cost of this program ($6.0 million at December 31, 1993) is included in product inventories and will be amortized during 1994. Based on an average 1994 forward market price of approximately $.82 per pound of copper (December 31, 1993 forward prices per London Metal Exchange, LME), the market value of these contracts is approximately $56 million.
The contracts are with a diversified group of financially strong counterparties.

     RTM has forward contracts for approximately 61 percent of its estimated 1994 gold production at $383.80 per ounce and 38 percent of its estimated 1995 gold production at $394.80 per ounce. RTM has also hedged approximately 53 percent and 38 percent of its estimated 1994 and 1995 silver production at $4.70 and $4.80 per ounce, respectively. Based on a market price of $390.65 per ounce of gold and $5.12 per ounce of silver (December 31, 1993 price per LME), these contracts are in a loss position of approximately
$2 million. Additionally, RTM has a policy of eliminating significant exposure to copper price fluctuations by hedging purchases of concentrate at its smelter through the use of forward contracts. At December 31, 1993, RTM sold forward approximately 4.2 million pounds of its concentrate inventory at approximately $.78 per pound of copper.

     Concentrate Sales. Revenues associated with PT-FI's sales of metal concentrates are recorded net of royalties, treatment costs, and amortization of the cost of its price protection program. PT-FI's concentrate sales agreements provide for provisional billings based on world metals prices, primarily the LME, with actual settlement generally based on appropriate future metals prices. Revenues, recorded initially using provisional prices, are adjusted using current prices.
At December 31, 1993, copper sales totaling 213.4 million pounds remained to be contractually priced at various times in 1994. As a result of PT-FI's price protection program, these pounds are recorded at an average price of $.90 per pound. Gold sales are priced according to individual contract terms.

     Foreign Translation Adjustment. The functional currency for RTM is the Spanish peseta. RTM's assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The cumulative results of the translation adjustment are recorded as a separate component of stockholders' equity. Results of operations are translated using the average exchange rates during the period. Gains and losses resulting from foreign currency transactions, which were not material, are included in net income.

     Changes in Accounting Principle. During 1993, the Company adopted the following changes to accounting policies:

     Periodic Scheduled Maintenance Costs - Costs related to periodic scheduled maintenance (turnarounds) were previously capitalized when incurred and amortized generally over six months to two years. Effective January 1, 1993, the method of accounting was changed to expense these costs when incurred.

     Deferred Charges - The accounting for deferred charges was changed to provide for deferral of only those costs that directly relate to the acquisition, construction, and development of assets and to the issuance of debt and related instruments. Previously, certain other costs that benefitted future periods were amortized over the periods benefitted.

     Management Information Systems - Costs of management information systems (MIS) equipment and software that have a material impact on periodic measurement of net income are capitalized and amortized over their estimated productive lives. Other MIS costs, including equipment and purchased software that involve relatively immaterial amounts (currently individual expenditures of less than $.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. During 1993, approximately $3.5 million of equipment and purchased software was charged to expense. Previously, most expenditures for MIS equipment and purchased software were capitalized.
The accounting for MIS costs was changed to recognize the rapid rate of technology change in MIS which results in short productive lives of equipment and software and a need for continuing investments.

     The changes in accounting policy were adopted to improve the measurement of operating results by reporting cash expenditures as expenses when incurred unless they are directly related to long-lived asset additions. In addition, the administrative costs of accounting for assets will be reduced by not capitalizing and amortizing relatively insignificant expenditures that do not have a material effect on measuring periodic net income.

     If these changes in accounting principle had not been adopted, 1993 income before changes in accounting principle would not have been materially different from the amount reported. If the changes in accounting principle had been applied in prior years, 1992 and 1991 net income would not have been materially different from amounts reported.

     Restructuring Charges.  FCX recognized
expense of $20.8 million during 1993 for restructuring the administrative organization (including primarily personnel related costs and a write-off of excess office facilities) of Freeport-McMoRan Inc. (FTX), the parent company of FCX, the cost to downsize PT-FI's computing and MIS structure, and a write-off of costs associated with PT-FI's previous credit agreement. See Management's Discussion and Analysis of Financial Condition and Results of Operations for information about a reclassification of restructuring charges from those previously reported resulting from views expressed by the Securities and Exchange Commission staff.

2.  OWNERSHIP IN PT-FI

In January 1991, the Government of Indonesia (the Government) increased its ownership in PT-FI from 8.9 percent to 10 percent by purchasing 2,242 PT-FI shares owned by FCX for $18.1 million. FCX withholds 40 percent of PT-FI dividends on all Government-owned shares until the non-interest bearing receivable ($2.2 million at December 31, 1993) is satisfied.

     In December 1991, FCX exchanged 21,300 shares of PT-FI common stock for a $212.5 million subordinated promissory note from PT-FI, reducing FCX's ownership in PT-FI to approximately 89 percent with the remaining 11 percent being owned by the Government. Interest on the note is due quarterly at a rate equal to the effective rate under PT-FI's amended credit agreement, and principal is payable in twenty equal, quarterly installments beginning January 2000.
If interest or principal is in arrears, PT-FI cannot pay dividends on its common stock.

     In December 1991, PT-FI and the Government signed a new contract of work (New COW) which has a 30-year term with two 10-year extensions permitted. Under the New COW, FCX pays the Government a royalty of 1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1 percent royalty on the sales value of gold and silver ($9.5 million in 1993, $15.7 million in 1992, and $10.5 million in 1991).
The New COW required FCX to increase the ownership by Indonesian entities in PT-FI to 20 percent, which was achieved through the sale of 10 percent (21,300 shares) of PT-FI common stock to an entity owned by Indonesian investors on December 31, 1991.

     In December 1992, FCX purchased 49 percent (10.5 million shares) of the capital stock of the publicly traded Indonesian entity which owned the 10 percent of PT-FI sold in 1991.
In December 1993, PT-FI issued 8,321 shares of its stock to FCX in exchange for the conversion of certain notes (Note 7).
FCX's direct ownership in PT-FI totaled 80.8 percent and 80.0 percent at December 31, 1993 and 1992, respectively. In 1994, PT-FI issued an additional 6,169 shares of its stock to FCX for conversion of the remaining notes, increasing FCX's direct ownership in PT-FI to 81.3 percent.

     Each transaction discussed above used the fair market value of FCX Class A common stock at the time of the agreements as the basis to calculate the purchase and sale prices.

3.  ACQUISITION OF RTM

In March 1993, FCX acquired a 65 percent interest in RTM, which operates a copper smelter and a gold mine with an estimated remaining life of fewer than four years, by investing approximately $50 million, excluding transaction costs, to be used by RTM for working capital requirements and capital expenditures, including funding a portion of the costs of the expansion of its smelter production capacity from its current 150,000 metric tons of metal per year to 180,000 metric tons of metal per year by mid-1995. In December 1993, RTM redeemed the remaining 35 percent interest for approximately $19 million. Selected balance sheet information reflecting the allocation of the purchase price to the assets and liabilities acquired is as follows (in thousands):


 Current assets...........................................$101,454
 Current liabilities......................................(158,445)
 Property, plant and equipment, net........................277,170
 Other assets................................................5,358
 Long-term debt............................................(38,941)
 Accrued postretirement benefits and other liabilities....(176,206)
                                                          ________
 Net cash investment......................................$ 10,390
                                                          ========

     Unaudited pro forma data giving effect to the purchase of RTM as if it had been acquired on January 1 of each year is as follows:

                                                     Years Ended December 31,
                                                    _________________________
                                                          1993           1992
                                                          ____           ____
 Revenues (000s)....................................$1,024,097     $1,176,612
 Operating income (000s)...............................152,484        267,951
 Net income before changes
   in accounting principle (000s).......................22,578         96,760
 Net income per share...................................   .11            .52

     The pro forma results are not necessarily indicative of the actual results that would have been achieved nor are they indicative of future results.


4.  REDEEMABLE PREFERRED STOCK

In August 1993, FCX sold publicly 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounces of gold and is subject to mandatory cash redemption in August 2003 for the value of
0.1 ounces of gold. The depositary shares are recorded at their offering price and are being reflected as a hedge of future gold sales for accounting purposes. The net proceeds from this offering ($220.4 million) were loaned to PT-FI in the form of a Gold Production Payment Loan, requiring quarterly production payments of 6,176 ounces of refined gold bullion or the dollar equivalent thereof. Based on the December 31, 1993 closing market price, these depositary shares had a market value of $258.0 million.

     In January 1994, FCX sold publicly 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II. Each depositary share has a cumulative quarterly cash dividend equal to the value of
0.0008125 ounces of gold and is subject to mandatory cash redemption in February 2006 for the value of 0.1 ounces of gold. The net proceeds from this offering ($158.5 million) were loaned to PT-FI under terms similar to the Gold Production Payment Loan discussed above.

5.  STOCKHOLDERS' EQUITY
FCX has 312.0 million authorized shares of capital stock consisting of 110.0 million of Special stock, 200.0 million of Class B common stock, and 2.0 million of Preferred stock.

     Special and Preferred Stock. At December 31, 1993, there were 84.4 million shares of Special stock issued and outstanding,
58.0 million as Class A common stock and 26.4 million as Special Preference Stock.

     In July 1992, FCX sold publicly 8.6 million shares of its Class A common stock and 9.0 million depositary shares.
Each depositary share represents 2-16/17 shares of its 7% Convertible Exchangeable Special Preference Stock (Special Preference Stock), has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately
1.009 shares of FCX Class A common stock (equivalent to a conversion price of $24.77 per share of FCX Class A common stock). Beginning August 1, 1995, FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends. A portion of the proceeds were used to purchase the 49 percent interest in the publicly traded Indonesian entity which owned a 10 percent interest in PT-FI and $145.7 million, net of $4.3 million of expenses, was loaned to PT-FI in January 1993, in exchange for an 8.235% Convertible Subordinated Debenture due August
1, 2007.

     In July 1993, FCX sold publicly 14.0 million depositary shares representing 700,000 shares of its Step-Up Convertible
Preferred Stock (Step-Up Preferred Stock). Each depositary share has a cumulative annual cash dividend of $1.25 through August 1, 1996 and thereafter $1.75
(payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately 0.826 shares of FCX Class A common stock (equivalent to a conversion price of $30.28 per share of FCX Class A common stock). From
August 1, 1996 and prior to August 1, 1999, FCX may redeem these depositary shares for approximately 0.826 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds certain specified levels. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class
A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends. The net proceeds from this offering ($341.3 million) were loaned to PT-FI in the form of a Step-Up Perpetual Convertible Subordinated Debenture bearing interest at the rate of 5.88 percent per annum through August 1, 1996 and 8.235 percent thereafter on the unpaid principal amount.

6.  INCOME TAXES

     FCX records income taxes pursuant to Statement of Financial Accounting Standards No. 109. Substantially all temporary differences relate to property, plant and equipment. FCX has provided a valuation allowance for all tax credit carryforwards ($29.5 million) as these would only be utilized should FCX be required to pay regular U.S. tax, which FCX views as unlikely because Indonesian taxes exceed U.S. taxes.
In addition, RTM, which is subject to a separate tax jurisdiction (Spain), has net operating loss carryforwards totaling approximately $108 million ($91 million pre-acquisition) which expire from 1994 to 1998. FCX has provided a valuation allowance for the full amount of these carryforwards as RTM has not generated taxable income in recent years.

     The provision for income taxes consists of the following:

                                                  Years Ended December 31,
                                                  ____________________________
                                                    1993       1992       1991
                                                    ____       ____       ____
                                                          (In Thousands)
 Current income taxes:
    Indonesian...................................$54,994   $ 45,996    $20,198
    United States..................................3,933      5,376      3,178
    State............................................150        200        150
                                                  ______     ______     ______
                                                  59,077     51,572     23,526
                                                  ______     ______     ______
 Deferred income taxes:
    Indonesian.....................................4,600     52,771     43,240
    Adjustment for change in rates under New COW... -           -      (26,465)
    United States.................................. -          (617)       277
                                                  ______     ______     ______
                                                   4,600     52,154     17,052
                                                  ______     ______     ______
 Provision for income taxes......................$63,677   $103,726    $40,578
                                                 ======    ========    ======

     Reconciliations of the differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded are as follows:


                                                         Years Ended December 31,
                                  ______________________________________________________________________
                                         1993                    1992                      1991
                                  ___________________     ____________________     _____________________
                                              Percent                  Percent                  Percent
                                             of Income                of Income                of Income
                                              Before                   Before                   Before
                                              Income                   Income                   Income
                                  Amount       Taxes       Amount       Taxes       Amount       Taxes
                                  ______      ______       ______      ______       ______      ______
                                                      (Dollar Amounts In Thousands)
 Income taxes computed at
   contractual Indonesian rate...$42,656       35%       $ 92,643        35%        $62,342       42%
 Indonesian tax withheld on:
   Dividend payments..............19,765       16          11,732         4            -           -
   Interest payments...............4,170        3            -            -            -           -
 Increase (decrease) attributable to:
   Adjustment for change in rates
     under New COW................. -           -            -            -         (26,465)     (18)
   Intercompany interest expense.(18,645)     (15)           -            -            -           -

   RTM net loss....................5,500        5            -            -            -           -
   United States tax...............4,083        3           5,302         2           3,370        2
   Other, net......................6,148        5          (5,951)       (2)          1,331        1
                                 _______       __        ________        __         _______       __
 Provision for income taxes......$63,677       52%       $103,726        39%        $40,578       27%
                                 ======        ==        ========        ==         =======       ==

7.  LONG-TERM DEBT
                                                                  December 31,
                                                                _______________
                                                                1993       1992
                                                                ____       ____
                                                                 (In Thousands)
PT-FI revolver, average rate 4.4% in 1993 and 5.1% in 1992..$ 13,000   $550,000
Zero coupon exchangeable notes...............................102,039    173,583
ALatieF joint venture bank loan (Note 10).....................60,000       -
Note payable to FTX, average rate 4.2%........................12,270       -
RTM gold and silver denominated loans, average rate 1.3%......39,284       -
RTM bank loan..................................................2,374       -
RTM short-term borrowings, average rate 11%...................31,692       -
                                                            ________   _______
                                                             260,659    723,583
Less current portion and short-term borrowings................48,791     78,571
                                                            ________   _______
                                                            $211,868   $645,012
                                                            ========   ========

     PT-FI amended its $550.0 million credit agreement in June 1993.
The amended credit agreement (the Credit Agreement), guaranteed by FCX and FTX, is structured as a three year revolving line of credit followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800.0 million committed credit facility available to FTX and its subsidiaries including PT-FI, and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX and its subsidiaries, including PT-FI. PT-FI's limit under the facility is $550.0 million subject to the borrowing base discussed above. Interest is variable and commitment fees are payable at 0.38 percent per annum on the average daily unused commitment.
The Credit Agreement provides for working capital requirements, specified coverage of fixed charges, and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the New COW and its accounts receivables and other assets as security for its borrowings under the Credit Agreement.
As of December 31, 1993, $547.5 million was available under the current borrowing base and $412.0 million of borrowings were unused under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to PT-FI under the Credit Agreement may be reduced.

     In July 1991, FCX sold $1.035 billion face amount of subordinated Zero Coupon Exchangeable Notes (the Notes). The net proceeds were loaned to PT-FI under similar terms. The remaining Notes outstanding were redeemed in January 1994. Notes with a face amount of $386.0 million, $322.6 million, and $326.4 million were presented for exchange in 1994, 1993, and 1992, respectively, for which FCX issued 5.8 million, 4.8 million, and 4.5 million shares of Class A common stock, and the Company paid $.3 million in 1994 and $7.9 million in 1992. As a result of the issuance by FCX of its Class A common stock, PT-FI issued 14,490 shares of its stock to FCX.
Had the Company called the Notes for redemption on January 1, 1993, net income would have been $.10 per common share for 1993.

     In 1993, FCX borrowed funds from FTX for the acquisition of RTM and $12.3 million was outstanding at December 31, 1993.
Interest accrues at a rate equal to the effective rate under the Credit Agreement and was $.2 million in 1993.

     RTM's gold and silver loans are payable with 107,800 ounces of gold (9,200 ounces payable quarterly) and 953,100 ounces of silver (105,900 ounces payable quarterly), and are carried at the market price of gold ($331.70 per ounce) and silver ($3.70 per ounce) at the date of FCX's acquisition. The loans are accounted for as a hedge. Interest is calculated on the outstanding ounces at the current prices on the date of payment. Based on the December 31, 1993
LME quotes for gold and silver, the market value of this debt was approximately $47 million.

     RTM also has several short-term credit facilities with banks. The stated rates of interest on these loans range from 3.7 percent to 13 percent. RTM has pledged certain of its assets as security for these loans.

     The minimum principal payments for debt scheduled for each of the five succeeding years based on the amounts outstanding at December 31, 1993, assuming the terms of the Credit
Agreement are not extended and the note to FTX is repaid by borrowing from the Credit Agreement, are $48.8 million in 1994, $18.8 million in 1995, $15.0 million in 1996, $13.5 million in 1997, and $55.2 million in 1998.

     The Company has an interest rate exchange agreement resulting in a fixed rate of 8.3 percent on $85.7 million of financing at December 31, 1993, reducing $14.3 million annually through December 1999. Based on market conditions at December 31, 1993, unwinding this interest swap would cost an estimated $8.3 million.

     Capitalized interest totaled $24.5 million in 1993, $24 million in 1992, and $18.3 million in 1991.


8.  MAJOR CUSTOMERS

  Historically, most of PT-FI's sales have been made under long-term contracts. The following table details the percentage of total product sold by PT-FI to its customers:

                                                      Years Ended December 31,
                                                     _________________________
                                                     1993       1992      1991
                                                     ____       ____      ____
 Long-term contracts
   Japanese companies.................................44%        34%       36%
   Swiss firm.........................................13         13        17
   German firm.........................................7          7        11
   Other..............................................35         12        12
 Spot sales............................................1         34        24


     The contract with a group of Japanese companies extends through December 31, 2000, whereas the contracts with the Swiss and German firms extend through December 31, 1995 and 1994, respectively.
Certain terms of these long-term contracts are negotiated annually. There are several other long-term agreements in place, each accounting for less than 10 percent of 1993 sales. During 1993, PT-FI supplied RTM with approximately 90,000 metric tons of copper concentrate and is expected to supply approximately 150,000 metric tons in 1994, providing for approximately 20 percent and 33 percent, respectively, of RTM's requirements in those years. Beginning in 1996, PT-FI is expected to provide RTM with approximately one-half of its copper concentrate requirements.

     RTM's customers are located primarily in Spain and European
Union countries, none of which accounted for over 10 percent of the Company's total revenues.

9.  TRANSACTIONS WITH FTX AND EMPLOYEE BENEFITS

Management Services Agreement. FTX furnishes general executive, administrative, financial, accounting, legal, and certain other services to the Company under a management services agreement terminable by either party on December 31 in any year, upon six months written notice. These costs, which include related overhead, are non-interest bearing, reimbursed monthly and totaled $49.0 million in 1993 (excluding $10.7 million of restructuring costs), $44.9 million in 1992, and $33.4 million in 1991.

Pension Plans. Substantially all the employees seconded to the Company from FTX are covered by FTX's defined benefit plan for salaried employees. The accumulated benefits and plan assets are not determined separately from FTX and amounts allocated to FCX under this plan have not been material. As of December 31, 1993, FTX's accumulated benefit obligation under the plan was fully funded.

     PT-FI has a defined benefit plan covering substantially all of its Indonesian national employees which is funded through cash payments to retirees at the date of retirement. Benefits are based on years of service and level of compensation. It is anticipated that in order to comply with new Indonesian pension laws, certain amendments to the plan will be made in 1994 which will affect future benefits provided and funding requirements. These amendments are not expected to have a material effect on the financial statements. The actuarial present value of the accumulated benefit obligation, determined by the projected credit method, was fully accrued at December 31, 1993, and amounted to $6.0 million. The projected benefit obligation at December 31, 1993, was $11.9 million assuming a discount rate of 11 percent and an annual increase in future compensation levels of 9 percent. The pension expense for each of the three years in the period ended December 31, 1993, was not material.

     RTM has a contractual obligation to supplement the amounts paid to retired employees. Based on an assumed discount rate of 8 percent, the liability accrued for such payments totaled $79.4 million at December 31, 1993 ($76.6 million for retirees and $2.8 million for current employees). Since the initial acquisition, RTM has recorded expense of $5.2 million compared with cash payments of $8.0 million. This obligation is unfunded.

     Other Postretirement Benefits. FTX provides certain health care and life insurance benefits for retired employees, including employees seconded to FCX. Effective January 1,
1991, FCX adopted Statement of Financial Accounting Standards
No. 106 (FAS 106) requiring current accrual for postretirement benefits other than pensions, recording an $11.4 million charge as the cumulative effect of the accounting change. The FAS 106 expense totaled $1.1 million in 1993 ($.2 million for service cost and $.9 million in interest for prior period services), $1.3 million in 1992 ($.3 million for service cost and $1.0 million in interest for prior period services), and $1.3 million in 1991 ($.4 million for service cost and $.9 million in interest for prior period services). Summary information of the plan is as follows:

                                                                 December 31,
                                                                ______________
                                                                1993      1992
                                                                ____      ____
                                                                (In Thousands)

 Actuarial present value of accumulated
   postretirement obligation:
   Retirees................................................. $ 9,953   $ 8,604
   Fully eligible active plan participants..................   1,312     2,077
   Other active plan participants...........................   1,747     1,981
                                                             _______   _______
 Total accumulated postretirement obligation................  13,012    12,662
 Unrecognized net loss......................................    (668)     (575)
                                                             _______   _______
 Accrued postretirement benefit cost........................ $12,344   $12,087
                                                             =======   =======

     In determining the FAS 106 amounts, FTX used an initial health care cost trend rate of 11.5 percent for 1993 (12 percent for 1992), decreasing 1/2 percent per year until reaching 6 percent. A 1 percent increase in the trend rate would increase the FAS 106 amounts by approximately 10 percent. The discount rate used was 7 percent in 1993 and 8.5 percent in 1992. FCX anticipates funding these costs, in addition to the annual cash costs, over the expected life of its mineral reserves. FTX has the right to modify or terminate these benefits.

10.  COMMITMENTS AND CONTINGENCIES

     Environmental. PT-FI believes it is in compliance with all applicable Indonesian environmental laws, rules, and regulations. Based on current Indonesian environmental regulations, eventual mine closure and reclamation costs, at the mine in Irian Jaya, is not expected to be material.

     RTM's capital expenditures for 1994 are expected to include approximately $18 million to modify its sulphuric acid plants, including expanding their capacity, to comply with certain environmental standards in Spain. Additionally, at December 31, 1993 the Company had an accrual of $10.3 million related to RTM's impending mine closure and the eventual closure of its smelter.

Long-Term Contracts and Operating Leases. At December 31, 1993, RTM had purchase commitments totaling $25.6 million related to the expansion of its smelter. In addition, it had commitments to purchase concentrate from third parties (excluding PT-FI) of 305,000 metric tons in 1994, 295,000 metric tons in 1995, 260,000 metric tons in 1996, 140,000 metric tons in 1997, and a total of 580,000 metric tons from 1998-2002, at then market prices.

     FCX's minimum annual contractual charges under noncancellable long-term contracts and operating leases which expire during the period 1994 to 2000, totals $35.4 million, with $11.8 million in 1994, $8.3 million in 1995, $6.1 million in 1996, $4.2 million in 1997, and $3.8 million in 1998. Total rental expense under long-term contracts and operating leases amounted to $15.4 million, $3.9 million, and $3.3 million in 1993, 1992, and 1991, respectively.

     Infrastructure Assets Sales. During 1993, the Company entered into a joint venture agreement with P.T. ALatieF Nusakarya
Corporation (ALatieF), an Indonesian investor, which provides for the sale of certain portions of the to-be-constructed infrastructure assets and certain existing assets by PT-FI to a joint venture or ventures (the ALatieF Joint Venture) owned one-third by PT-FI and two-thirds by ALatieF for total consideration of $270.0 million. The acquired assets will be made available to PT-FI and its employees and designees under arrangements which will provide the ALatieF Joint Venture with a guaranteed minimum rate of return on its investment.
Funding of the ALatieF Joint Venture is expected to be provided by $90.0 million in equity contributions from the ALatieF Joint Venture partners and $180.0 million in debt financing, which is expected to be guaranteed by PT-FI, FCX or both.
The sale of the first group of assets to the ALatieF Joint Venture was completed in December 1993 for a price of $90.0 million.
The sale was partially financed with a $60.0 million medium term loan facility which is guaranteed by PT-FI (Note
7). The variable rate loan has a 5 percent per year amortization with a balloon payment after five years. The ALatieF Joint
Venture is consolidated and no gain or loss was recorded on the sale. The sales which are anticipated for 1994 and later are subject to the execution of definitive agreements and certain Government approvals.

     In December 1993, PT-FI announced the execution of a Letter of Intent with Duke Energy Corp. (Duke Energy), a wholly owned affiliate of Duke Power Company, and PowerLink
Corporation (PowerLink), a subsidiary of Northstar Energy Corporation, pursuant to which PT-FI would sell its existing and to-be-constructed power generation and transmission assets and certain other power-related assets to a joint venture (the Power Joint Venture) whose ownership consists of Duke Energy (30 percent), PowerLink (30 percent), PT-FI (30 percent), and an Indonesian investor (10 percent). The total value of the transaction is estimated at $200 million and is expected to be concluded in two phases. The first sale, representing the existing assets, is expected to exceed
$100 million and to occur in mid-1994. The final sale, representing the to-be-constructed expansion-related assets, is expected to occur during the first half of 1995. Under the agreement, the Power Joint Venture will own these assets and be responsible for providing the electrical power services required by PT-FI at its mining, milling, and support operations in Irian Jaya, Indonesia, including the power services required for the expansion of ore throughput to 115,000 metric tons of ore milled per day. The transaction is subject to the execution of definitive agreements between PT-FI and the Power Joint Venture, financing, and certain Government approvals.

     PT-FI is proceeding with plans to sell other non-operating assets under terms whereby the purchaser will operate the assets and provide services to PT-FI and its employees and designees.

11.  MINERAL RESERVES (Unaudited)
The Company's estimated proved and probable mineral reserves were as follows:


                        Average Ore Grade Per Ton                          Recoverable Content*
         _________________________________________________________    ______________________________
Year-End      Ore       Copper        Gold              Silver         Copper      Gold      Silver
________      ___       ______        ____              ______         ______      ____      ______
         (Metric Tons)    (%)    (Grams) (Ounce)   (Grams) (Ounce)   (Billions  (Millions  (Millions
                                                                       of Lbs.)  of Ozs.)   of Ozs.)

PT-FI
1989      256,400,000    1.64     1.24    .040       5.23   .168        8.3         8.1      27.2
1990      445,741,000    1.59     1.71    .055       4.60   .148       13.9        19.5      34.7
1991      768,045,000    1.45     1.66    .053       3.86   .124       21.8        32.4      50.0
1992      733,173,000    1.47     1.72    .055       3.87   .124       20.9        32.1      44.7
1993    1,074,100,000    1.31     1.47    .047       4.04   .130       26.8        39.1      76.7

 RTM
1993       12,700,000     -       1.03    .033      50.45  1.622         -          0.4       8.5

* Recoverable production and reserves are used synonymously with payable production and reserves.

12.  SUMMARIZED QUARTERLY FINANCIAL INFORMATION (Unaudited)

                                            Net Income (Loss)
                                Operating     Applicable to  Net Income (Loss)
                     Revenues  Income (Loss)   Common Stock     Per Share
                     ________  _____________  _____________  ________________
                              (In Thousands, Except Per Share Amounts)

1993
____
1st Quarter a,b,c... $133,515       $ 25,454        $(5,160)            $(.03)
2nd Quarter a,c.....  215,033        (18,463)       (21,524)             (.11)
3rd Quarter a.......  261,504         59,462         19,188               .10
4th Quarter.........  315,880         88,483         29,358               .15
                     ________       ________       ________
                     $925,932       $154,936        $21,862               .11
                     ========       ========       ========

1992
____
1st Quarter......... $106,749       $ 35,212       $ 17,312              $.10
2nd Quarter.........  241,684        109,261         49,716               .27
3rd Quarter.........  157,114         58,658         23,379               .12
4th Quarter.........  208,768         73,298         32,461               .17
                     ________       ________       ________
                     $714,315       $276,429       $122,868               .66
                     ========       ========       ========

a. The quarterly results have been restated to reflect the cumulative effect of the changes in accounting principle (Note 1) and the RTM investment on a fully consolidated basis. FCX previously reported this investment using the equity method of accounting because FCX anticipated reducing its interest below 50 percent within one year of the initial investment in RTM. FCX is now considering alternative forms of financing.

b. Includes a $9.9 million charge ($.05 per share), net of taxes and minority interest, for the cumulative effect of the changes in accounting principle (Note 1).

c. Includes restructuring charges of $3.4 million ($1.9 million to net income or $.01 per share) and $17.4 million ($9.6 million to net income or $.05 per share) during the first and second quarters, respectively. The second quarter includes nonrecurring charges totaling $16.3 million ($9.0 million to net income or $.05 per share).


                    FREEPORT-McMoRan COPPER & GOLD INC.
                   SELECTED FINANCIAL AND OPERATING DATA

                                          Years Ended December 31,
                        --------------------------------------------------------
                           1993a        1992       1991       1990       1989
                        ----------  ----------  ----------  ---------- ---------
                         (Financial data In Thousands, Except Per Share Amounts)
FINANCIAL
   Revenues .........   $  925,932  $  714,315  $  467,522  $  434,148 $ 367,886
   Operating income..      154,936b    276,429     177,720     204,549   203,234
   Net income........       21,862c    122,868      96,159d     90,179    98,927
   Net income per
    common share.....          .11c        .66         .53d        .52       .58
   Dividends paid per
    common share.....          .60         .60         .55         .69       .56
   Average common
    shares outstanding     197,929     187,343     182,130     173,432   170,760
   At December 31:
     Property, plant..
      and equipment,
      net.............   1,646,603     993,412     601,675     502,171   264,688
     Total assets.....   2,116,653   1,694,005   1,157,615     676,727   415,072
     Long-term debt,
       including
       current portion
       and short-term
       borrowings.....     260,659     723,583     631,961     294,000   130,000
     Minority interest      46,781      21,449      14,237       8,899    19,632
     Gold denominated
      preferred stock.     232,620         -          -           -         -
     Stockholders'
      equity..........     947,927     646,457     172,545     176,557   113,759
     Common share
      price...........       25.00       21.88       16.44        8.00      5.38
                        ----------  ----------  ----------  ---------- ---------

 PT-FI OPERATING
   Ore milled
     Metric tons......  22,743,000  21,070,000  13,956,000  11,569,000 9,009,000
     Metric tons
      per day.........      62,300      57,600      38,200      31,700    24,700
   Copper grade (%)...        1.57        1.59        1.77        1.61      1.84
   Gold grade
     Grams per
      metric ton......        1.46        1.35        1.23         .98       .60
     Ounce per metric
      ton.............        .047        .043        .040        .032      .019
   Silver grade
     Grams per metric
       ton............        4.02        4.79        5.90        6.96     10.30
     Ounce per metric
       ton............        .129        .154        .190        .224      .331
   Recovery rate (%)
     Copper...........        87.0        88.2        89.9        90.1      91.0
     Gold ............        76.2        73.7        79.6        79.8      84.0
     Silver                   67.2        65.5        75.4        73.4      73.0
   Copper (thousands
    of recoverable
    pounds)e
     Production.......     658,400     619,100     466,700     361,800   317,400
     Sales............     645,700     651,800     439,700     348,000   317,800
     Average
      realization
      per pound........       $.90       $1.03       $1.01       $1.20     $1.24
   Gold (recoverable
      ounces)
     Production........    786,700     641,000     420,800     284,000   139,000
     Sales.............    762,900     679,300     397,900     273,000   140,000
     Average
      realization
      per ounce........    $361.74     $340.11     $358.76     $378.30   $383.28
   Silver (recoverable
    ounces)
     Production........  1,541,200   1,642,500   1,567,900   1,749,000 1,971,000
     Sales.............  1,480,900   1,804,400   1,620,900   1,664,000 1,979,000
     Average
      realization
      per ounce........      $4.15       $3.72       $3.87       $4.61     $5.39
 RTM OPERATING
   (since acquisition)
   Smelter operations
     (metric tons):
     Concentrate
      treated..........    330,200
     Anode production..    135,800
     Cathode production    103,100
   Gold operations:
     Ore milled (metric
      tons per day)....     17,900
     Grade
       Grams per metric
        ton............       1.05
       Ounce per metric
        ton............       .034
     Production
       (recoverable
       ounces).........    132,500
     Average
       realization
       per ounce.......    $369.06

a. Includes the operating results of Rio Tinto Minera, S.A. since acquisition in March 1993.

b. Includes charges totaling $37.1 million ($14.7 million noncash) related to restructuring the administrative organization at Freeport-McMoRan Inc., the parent company of FCX, and adjustments to general and administrative expenses and site production and delivery costs as discussed further in Management's Discussion and Analysis.

c. Includes the items discussed in Note B ($20.5 million after taxes and minority interest; $.10 per share) and a noncash charge of $9.9 million ($.05 per share) related to the changes in accounting principle as discussed in Note 1 to the financial statements.

d. Reflects a noncash charge of $5.8 million ($.03 per share) for the cumulative effect of the change in accounting for postretirement benefits other than pensions and a $26.5 million ($.15 per share) reduction in the tax provision due to the signing of a new contract of work in December 1991.

e. Recoverable production and reserves are used synonymously with payable production and reserves.



                   FREEPORT-McMoRan COPPER & GOLD INC.
                        REPORT OF MANAGEMENT

Freeport-McMoRan Copper & Gold Inc. (the Company) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, and that transactions are executed in accordance with management's authorization and recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors. In accordance with generally accepted auditing standards, the Company's independent public accountants have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent public accountants and internal auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

George A. Mealey                                  Stephen M. Jones
President and                                     Vice President and
Chief Executive Officer                           Chief Financial Officer


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan COPPER & GOLD INC.: We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1993 and 1992, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1992 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 9 and 1 to the financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions and effective January 1, 1993, changed its method of accounting for periodic scheduled maintenance costs, deferred charges, and costs of management information systems.



New Orleans, Louisiana,                        /s/ Arthur Andersen & Co.
  January 25, 1994


FCX CLASS A COMMON SHARES

Our Class A common shares trade on the New York Stock Exchange (NYSE) and on the Australian Stock Exchange under the symbol "FCX". The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 1993 the number of holders of record of our Class A common shares was 2,619.

U.S. composite tape Class A common share price ranges during 1993 and 1992:

                         1993                 1992
                    HIGH       LOW      HIGH       LOW
FIRST QUARTER      $26.13    $19.63    $22.38    $16.38
SECOND QUARTER      27.38     22.38     22.94     21.13
THIRD QUARTER       26.25     17.63     23.50     19.75
FOURTH QUARTER      25.88     17.50     22.00     19.00

CLASS A COMMON SHARE DIVIDENDS

FCX has a policy of distributing to its shareholders all dividends the company receives as the majority shareholder in PT-FI, less tax obligations, certain administrative costs, investment opportunities, and debt repayment. PT-FI also has a policy of maximizing its dividend payments after considering its operational, developmental, and exploratory needs as well as debt repayment. Cash dividends declared and paid for the quarterly periods of 1993 and 1992 were:

                                        1993
                   AMOUNT        RECORD         PAYMENT
                 PER SHARE         DATE          DATE
FIRST QUARTER       $.15      APR. 15, 1993  MAY  1, 1993
SECOND QUARTER       .15      JUL. 15, 1993  AUG. 1, 1993
THIRD QUARTER        .15      OCT. 15, 1993  NOV. 1, 1993
FOURTH QUARTER       .15      JAN. 14, 1994  FEB. 1, 1994


                                        1992
                   AMOUNT       RECORD         PAYMENT
                 PER SHARE         DATE          DATE
FIRST QUARTER       $.15      APR. 15, 1992  MAY  1, 1992
SECOND QUARTER       .15      JUL. 15, 1992  AUG. 1, 1992
THIRD QUARTER        .15      OCT. 15, 1992  NOV. 1, 1992
FOURTH QUARTER       .15      JAN. 15, 1993  FEB. 1, 1993