Form 10-K405, Exhibit 13
FREEPORT MCMORAN COPPER & GOLD INC
filed 1995-03-23
CIK 831259

Exhibit 13.1



                      FREEPORT-McMoRan COPPER & GOLD INC.
                     SELECTED FINANCIAL AND OPERATING DATA

                           1994        1993        1992       1991        1990
                        ----------  ----------  ---------- ----------  --------
FINANCIAL              (Financial Data In Thousands, Except Per Share Amounts)
Revenues                $1,212,284  $  925,932  $  714,315 $  467,522  $434,148
Operating income           280,134a    155,319b    276,429    177,720   204,549
Net income                  78,403a     21,862c    122,868     96,159d   90,179
Net income per common share    .38a        .11c        .66        .53d      .52
Dividends paid per common
  share                        .60         .60         .60        .55       .69
Average common shares
  outstanding              205,755     197,929     187,343    182,130   173,432
At December 31:
  Property, plant and
    equipment, net       2,360,489   1,646,603     993,412    601,675   502,171
  Total assets           3,040,197   2,116,653   1,694,005  1,157,615   676,727
  Long-term debt, including
    current portion and
    short-term borrowings  549,710     260,659     723,583    631,961   294,000
  Minority interests        82,404      46,781      21,449     14,237     8,899
  Mandatory redeemable preferred
    stock                  500,007     232,620        -           -        -
  Stockholders' equity     994,975     947,927     646,457    172,545   176,557
  Common share price         21.25       25.00       21.88      16.44      8.00
                         ------------------------------------------------------
PT-FI OPERATING
Ore milled (MTPD)           72,500      62,300      57,600     38,200    31,700
Copper grade (%)              1.51        1.57        1.59       1.77      1.61
Gold grade
  Grams per metric ton (MT)   1.31        1.46        1.35       1.23       .98
  Ounce per MT                .042        .047        .043       .040      .032
Silver grade
  Grams per MT                3.02        4.02        4.79       5.90      6.96
  Ounce per MT                .097        .129        .154       .190      .224
Recovery rate (%)
  Copper                      83.7        87.0        88.2       89.9      90.1
  Gold                        72.8        76.2        73.7       79.6      79.8
  Silver                      64.7        67.2        65.5       75.4      73.4
Copper (000s of recoverable pounds)
  Production               710,300     658,400     619,100    466,700   361,800
  Sales                    700,800     645,700     651,800    439,700   348,000
  Average realized price e   $1.02        $.90       $1.03      $1.01     $1.20
Gold (recoverable ounces)
  Production               784,000     786,700     641,000    420,800   284,000
  Sales                    794,700     762,900     679,300    397,900   273,000
  Average realized price   $381.13     $361.74     $340.11    $358.76   $378.30
Silver (recoverable ounces)
  Production             1,305,400   1,541,200   1,642,500  1,567,900 1,749,000
  Sales                  1,335,400   1,480,900   1,804,400  1,620,900 1,664,000
  Average realized price     $5.08       $4.15       $3.72      $3.87     $4.61

RTM OPERATING (since acquisition)
Smelter operations:
  Concentrate treated (MT) 485,300     330,200
  Anode production
    (000s of pounds)       347,500     299,300
  Cathode production
    (000s of pounds)       312,100     227,300
Gold operations:
  Ore milled (MTPD)         18,500      17,900
  Grade
    Grams per MT              1.04        1.05
    Ounce per MT              .033        .034
  Production (recoverable
     ounces)               172,500     132,500
  Average realized price f $363.05     $337.33

a. Includes a $32.6 million gain ($17.4 million to net income or $0.08 per share) from an insurance settlement on the June 1993 ore pass cave-in.
b. Includes charges totaling $37.1 million for restructuring and other related charges (Note 1).
c. Includes the items discussed in Note b ($20.5 million or $0.10 per share) and a $9.9 million charge ($0.05 per share) for the cumulative effect of changes in accounting principle (Note 1).
d. Includes a $5.8 million charge ($0.03 per share) for the cumulative effect of the change in accounting for postretirement benefits other than pensions and a $26.5 million ($0.15 per share) reduction in the tax provision due to signing the COW.
e. $1.15 in 1994 and $0.82 in 1993 excluding hedging adjustments.
f. $375.34 in 1994 and $368.53 in 1993 excluding hedging adjustments.




                      FREEPORT-McMoRan COPPER & GOLD INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS

1994  proved to  be a  year of  accomplishment.   Highlights for  FCX and  its
operating units, include the following:

   - PT-FI continued toward mine and mill capacity of 115,000 MTPD; completion is expected during the second half of 1995. PT-FI will have doubled its mill throughput rate in less than three years.
   - RTM's smelter expansion to 270,000 metric tons of metal per year is underway. FCX also agreed in principle to form a joint venture to construct a copper smelter with annual production of 200,000 metric tons of metal. Subsequent to completion of these projects, approximately 70 percent of PT-FI's expanded annual concentrate production will be sold to affiliates at market prices.
   - World copper prices improved dramatically during 1994 because of increased global copper demand. FCX's revenues and operating income were significantly higher.
   - FCX completed three public offerings and made meaningful steps in monetizing infrastructure assets; proceeds provided funding for 115,000 MTPD expansion. Additionally, RTM obtained a new credit facility to cover its expansion costs and refinance a portion of its existing debt.
   -   Exploration activities continued to yield encouraging results.

RESULTS OF OPERATIONS
                                              1994 a       1993 a        1992
                                            --------       ------       ------
                                                    (In Millions, Except
                                                      Per Share Amounts)
Revenues                                    $1,212.3       $925.9       $714.3
Operating income                               280.1b       155.3c       276.4
Net income applicable to common stock           78.4b        21.9c,d     122.9
Net income per share                             .38b         .11c,d       .66

PT-FI gross profit per pound of copper (cents):
Average realized pricee                        102.2         90.4        103.3
                                               -----         ----        -----
Production costs:
  Site production and delivery                  57.3         49.3         47.4
  Gold and silver credits                      (43.9)       (43.4)       (36.2)
  Treatment charges                             23.9         23.7         27.1
  Royalty on metals                              2.8          1.5          2.4
                                               -----         ----        -----
    Cash production costs                       40.1         31.1         40.7
  Depreciation and amortization                  8.0          8.7          7.4
                                               -----         ----        -----
    Total production costs                      48.1         39.8         48.1
                                               -----         ----        -----
Revenue adjustmentsf                            (0.8)        (2.4)        (0.4)
                                               -----         ----        -----
PT-FI gross profit per pound of copper          53.3         48.2         54.8
                                               =====         ====        =====

a.  Includes RTM results subsequent to its March 1993 acquisition.
b. Includes a $32.6 million gain ($17.4 million to net income or $0.08 per share) from an insurance settlement on the June 1993 ore pass cave-in.
c. Includes charges totaling $37.1 million ($20.5 million to net income or $0.10 per share) for restructuring and other related charges (Note 1).
d. Includes a $9.9 million charge ($0.05 per share) for the cumulative effect of changes in accounting principle (Note 1).
e.  $1.15 in 1994 and $0.82 in 1993 excluding hedging adjustments.
f. Reflects adjustments for prior year concentrate sales (net of related amounts recognized under the price protection program) and amortization of the cost of the price protection program.

1994 Compared With 1993. FCX's revenues and operating income improved primarily as a result of significantly higher copper and gold realizations and increased copper sales volumes from PT-FI (see Selected Financial and Operating Data). A reconciliation of revenues from 1993 to 1994 follows (in millions):

 Revenues - 1993                                               $  925.9a
 Increases (decreases):
 RTM revenues, net of eliminations                                140.0b
 PT-FI sales:
   Price realizations:
     Copper                                                        82.7
     Gold                                                          15.4
   Volumes:
     Copper                                                        49.9
     Gold                                                          11.5
   Treatment charges                                              (14.4)
   Adjustments to prior year concentrate sales                     10.3
   Other                                                           (9.0)
                                                               --------
 Revenues - 1994                                               $1,212.3a
                                                               ========

a. Includes net reductions totaling $103 million in 1994 and net additions totaling $36.8 million in 1993 related to PT-FI's price protection program. Also includes reductions totaling $4.3 million in 1994 and $5.9 million in 1993 related to RTM's hedging program.
b.  1993 included only nine months of RTM revenues.

    Revenues increased significantly primarily because of a 13 percent improvement in PT-FI's copper realizations, including the impact of the price protection program, and a 5 percent increase in gold realizations. Additionally, copper sales volumes rose 9 percent resulting from expanded mill throughput, partially offset by lower grades and recoveries.

    Treatment charges increased because of higher copper sales volumes and prices, as certain charges vary with the price of copper. Treatment charges, which are negotiated annually with customers, will decline significantly on a per-pound basis in 1995 as a result of the overall tightness currently being experienced in the copper concentrates market, although higher copper prices expected in 1995 would somewhat offset reduced charges because of price participation.

    Adjustments to prior year concentrate sales are caused by changes in prices on prior year open sales. Rising copper prices in early 1994 caused positive adjustments as opposed to negative adjustments for 1993 when copper prices declined early in the year. As discussed in Note 1 to the financial statements, PT-FI recorded $1.01 per pound during the third quarter and fourth quarter of 1994 on 192 million pounds of open copper sales at year end. This price will not be adjusted in 1995 because of PT-FI's price protection program.

    PT-FI's 1994 mill throughput rate rose 16 percent. PT-FI's 1994 site production and delivery costs totaled $401.5 million compared with $317.1 million for 1993, excluding charges related to restructuring activities discussed below. Unit site production and delivery costs increased 8 cents per pound because of lower copper grades and recoveries, higher jobsite administrative expenses, expansion related activities and costs associated with initial privatization efforts. Unit royalty costs were higher in 1994 because of higher copper prices. Recovery rates for copper and gold vary depending on the quality of the ore mined. PT-FI anticipates mining a lower copper grade ore in 1995 which is expected to have a negative impact on its unit costs and operating results prior to completion of the expansion.
Operating results are expected to improve during the second half of 1995 as the expansion is completed and higher gold grades are projected. For at least a year following attainment of 115,000 MTPD, PT-FI intends to fine-tune its operations to achieve cost efficiencies and maximum cash flows from its expanded operations. During this optimization period, PT-FI will continue to review the feasibility of further expansions as well as the results of exploration activities to ascertain where best to make future investments.

    As a result of significant 1993 reserve additions, PT-FI's 1994 depreciation rate decreased to 7.5 cents per pound compared with 8.3 cents for 1993. The initial depreciation rate for 1995 is expected to increase to 8.1 cents per pound as capital expenditures were added in 1994 to support current operating levels. Once operating levels reach 115,000 MTPD, the depreciation rate will be reevaluated to take into account the 115,000 MTPD expansion capital additions, changes in ore reserve estimates and assessments of future expansion.

    In June 1993, two of PT-FI's four mill level ore passes caved resulting in a blockage of a portion of the ore pass delivery system. The blockage's primary effect was to limit mill throughput to approximately 40,700 MTPD for eight weeks. The impact of the blockage was minimized by using an ore stockpile adjacent to the mill and installing conveyors to alternative ore pass systems. In December 1994, PT-FI settled the resulting property and business interruption insurance claims and recognized a $32.6 million gain.

    RTM generated earnings of $0.6 million in 1994 compared with a $15.7 million loss for the 1993 period. Smelter cash margins improved in 1994 because of higher operating rates, cost reduction efforts and greater price participation resulting from higher copper prices. Cathode refinery operations also continued to maintain high operating rates. Higher 1994 mill throughput and recoveries at RTM's gold mining operations resulted in an increase in gold sales; however, the impact was more than offset by significantly lower silver grades. Fluctuations in RTM's ore grades are expected to continue as the mine nears the end of its economic life.

    RTM's 1995 results are expected to be negatively affected by the significant industrywide decline in treatment charge rates. Additionally, RTM's smelter will be shutdown in 1995 for major maintenance turnarounds and expansion tie-ins. RTM's results continue to be subject to variations based on the relative value of the U.S. dollar and the Spanish peseta. Based on current operating levels, a one peseta change in the exchange rate has an approximate $1 million impact on RTM's annual earnings and cash flow.

CAPITAL RESOURCES AND LIQUIDITY
FCX has been expanding its mining and milling capacity since the Grasberg discovery in late 1988, the latest step being the expansion to 115,000 MTPD. Over the past three years this expansion resulted in capital expenditures totaling $1.5 billion, while at the same time FCX made $0.5 billion in distributions to stockholders and minority interests. During this period, FCX's operating activities generated a total of $0.7 billion in cash. The remainder of the funding has been provided by various third-party sources, including a public debt offering; infrastructure sales; and several common and preferred stock offerings raising a total of $1.7 billion.

    Net cash provided by operating activities during 1994 increased to $336.2 million, compared with $158.5 million in 1993, primarily reflecting higher income from operations and an increase in accounts payable and accrued liabilities related to PT-FI's price protection program. Cash flow used in investing activities totaled $743.5 million during 1994, compared with $463.5 million in 1993, reflecting capital expenditures for continuing expansion at PT-FI and RTM. Cash flow provided by financing activities totaled $437.7 million compared with a use of $53.1 million in 1993. Net proceeds from debt (including the infrastructure and 9 3/4% Note proceeds) totaled $380.9 million in 1994 compared with 1993 net repayments of $453.5 million. Net proceeds from the sale of FCX equity securities totaled $253 million in 1994 compared to $561.1 million in 1993, resulting in a $35.4 million increase in total dividend payments during 1994.

    Net cash provided by operating activities decreased to $158.5 million during 1993, compared with $252.6 million for 1992, primarily due to lower net income. Cash flow used in investing activities totaled $463.5 million, compared with $579.7 million in 1992. In 1993 expansion activities increased at PT-FI and during 1992 FCX acquired an indirect interest in PT-FI for $211.9 million. Cash flow used in financing activities totaled $53.1 million compared with $618.2 million provided by 1992 financing activities. FCX issued preferred stock during 1993 for net proceeds totaling $561.1 million, which were used in part to reduce borrowings under the PT-FI credit agreement by a net $537 million. Also in 1993, FCX received net proceeds of $20 million from the sale of a portion of PT-FI's infrastructure assets (Note 10). In 1992, $212.5 million was received from the sale of a 10 percent interest in PT-FI to Indonesian investors in December 1991 and $392 million was received from the sale of FCX equity securities. Dividend payments rose in 1993 due to the FCX equity securities issued in 1992 and 1993.

    During 1995, PT-FI's estimated capital expenditures are expected to approximate $450 million. These expenditures will be funded by operating cash flow, sales of infrastructure assets, the bank credit facility (Note 7) which had availability of $414 million at January 20, 1995 and other financing sources. Upon completion of the 115,000 MTPD expansion during the second half of 1995, PT-FI's operating cash flow will increase significantly. For at least one year after completion of the 115,000 MTPD expansion, FCX plans to undertake efforts to redue costs and maximize cash flows. During this period, FCX will assess the feasibility of further mine/mill expansions, taking into account the results of its exploration activities, to determine where best to make future investments in capital projects. In connection with FTX's proposed restructuring plan (Note 7), the existing FTX credit agreement in which PT-FI participates is expected to be modified to become a separate facility for PT-FI and a new facility will be arranged for FCX and PT-FI which is expected to provide greater access to credit markets and reduce financing costs. PT-FI's long-lived, low-cost reserve base provides it potential access to a broad range of sources of capital, including additional public and private issuances of securities.

    In June 1994, RTM signed a turnkey contract to expand its smelter capacity to 270,000 metric tons of metal per year by early 1996 at a cost of approximately $215 million. In December 1994, RTM obtained $290 million of project financing, nonrecourse to FCX, which also provided funds for refinancing a portion of RTM's gold, silver and working capital loans (Note
7). RTM's future operating cash flow will be determined by the supply and demand for copper smelter capacity, smelter and refining production rates, the exchange rate between the U.S. dollar and the Spanish peseta and prices and sales volumes of gold.

    In January 1995, FCX agreed in principle to form a joint venture, 20 percent owned by FCX, to develop a 200,000 metric tons of metal per year copper smelter in Gresik, Indonesia (Note 10). Alternatives for financing the estimated $550 million aggregate project cost, which excludes approximately $100 million of working capital, are being reviewed.

    On January 5, 1995, the FCX Board of Directors declared a cash dividend of $0.15 per share on FCX's Class A common stock and Class B common stock, payable February 1, 1995. The declaration and amount of future dividends, if any, will depend upon appropriate action of the Board of Directors and economic and market factors which cannot be predicted.

    PT-FI has had good relations with the Government of Indonesia (the Government) since it commenced operations in Indonesia in 1967. The COW provides that the Government will not nationalize the mining operations of PT-FI or expropriate assets of PT-FI. Disputes under the COW are to be resolved by international arbitration. The 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy, provides basic guarantees of remittance rights and protection against nationalization, a framework for incentives and some basic rules as to other rights and obligations of foreign investors.

Other Financial Results. FCX continues its exploration activities within the original 24,700 acre Block A area, the adjacent approximate 4.8 million acre Block B area and the approximate 2.5 million acre Eastern Mining area. Delineation drilling continues at the Big Gossan prospect within Block A with development expected to begin in early 1995. Exploration activities continue in other locations including the Wanagon and Lembah Tembaga prospects, both within Block A, and the Wabu gold prospect in Block B. Exploratory drilling with three rigs is also continuing at Etna Bay located within the Eastern Mining acreage. PT-FI has relinquished its rights to approximately 1.7 million acres at Block B and will relinquish an additional approximate 3.2 million acres over the next four years. Similarly, 75 percent of the Eastern Mining area must be relinquished over the next two to seven years. FCX's exploration costs, currently budgeted at approximately $50 million for 1995, totaled $40.4 million in 1994, $33.7 million in 1993 and $12.2 million in 1992. To support the capital requirements of its expanding and very extensive exploration programs, FCX is reviewing the possibility of participation by third party investors in these activities.

    FCX's general and administrative expenses were $109 million in 1994, $81.4 million in 1993 and $68.5 million in 1992. The increases resulted from the inclusion of RTM activities for a full year in 1994 and additional personnel and administrative efforts to manage the expanding operations. Included in the 1993 amount were charges of $6.3 million primarily consisting of a $2 million write-off of deferred charges incurred in 1992 for a planned securities offering that was withdrawn and $4 million to downsize FCX's management information systems (MIS) structure.

    During 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower the costs of operating and administering its businesses in response to weak market prices of commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative function, changed its MIS environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions and took other actions to lower costs. The restructuring process resulted in FTX incurring certain one-time costs, portions of which were allocated to FCX pursuant to its management services agreement with FCX (Notes 1 and 9).

    FCX's total interest cost (before capitalization) was reduced to $35.1 million for 1994 from $39.8 million in 1993 and $42.9 million in 1992 because of an overall reduction in average debt levels. Capitalized interest, primarily relating to the PT-FI 115,000 MTPD mine and mill expansion, totaled $35.1 million in 1994, $24.5 million in 1993 and $24 million in 1992. Upon completion of the expansion in 1995, these expenditures will not be subject to interest capitalization. Preferred stock dividends totaled $51.8 million in 1994, $29 million in 1993 and $7 million in 1992, reflecting the additional preferred stock issued during 1994 and 1993.

    FCX's effective tax rate was 44.2 percent in 1994, 52.2 percent in 1993 and 39.2 percent in 1992, as detailed further in Note 6 to the financial statements. PT-FI's COW provides a 35 percent corporate income tax rate for PT-FI and a 15 percent withholding on dividends paid to FCX by PT-FI and on interest for debt incurred after the signing of the COW. The additional withholding required on dividends and interest totaled $31.3 million in 1994, $23.9 million in 1993 and $11.7 million in 1992. PT-FI also recognizes a tax benefit for interest expense on loans from FCX, resulting in a consolidated tax benefit totaling $25.5 million in 1994 and $18.6 million 1993. No income tax benefit has been recorded for the losses at RTM, which is subject to taxation in Spain, because it has not generated taxable income in recent years.

MARKETING
PT-FI's copper concentrates, which contain significant amounts of recoverable gold and silver, are sold primarily under long-term sales agreements. PT-FI's current markets include Japan, Asia, Europe and North America. PT-FI has commitments from various parties to purchase virtually all of its estimated 1995 production at market prices. Sales for 1995, currently estimated to be approximately 850 million pounds of copper and 1.1 million ounces of gold, will depend on the timing of completion of the 115,000 MTPD expansion. Upon completion of RTM's smelter expansion and the proposed Gresik smelter (Note
10), FCX anticipates that approximately 70 percent of PT-FI's expanded annual concentrate production will be sold to affiliates at market prices.

    During 1994, PT-FI implemented a price protection program at a cost of $31.7 million to cover anticipated copper sales for 1995 and a portion of
1996. In late 1994 and early 1995, when spot copper prices rose significantly, PT-FI closed a portion of its 1995 contracts realizing $46.9 million which will be recognized in first-half 1995 revenues. As a result of these transactions, PT-FI will realize $1.21 per pound on 142.2 million pounds of copper in the first half of 1995. An additional 155.2 million pounds of first-half 1995 PT-FI copper sales will be priced at a minimum average price of $0.88 per pound, with full participation in prices above an average of $0.98 per pound. For the second half of 1995, PT-FI's program established a minimum average price of $0.83 per pound on sales of 396.8 million pounds of copper with full participation in prices above that amount. PT-FI will also realize an average price of $1.13 per pound on 119 million pounds of copper during the second half of 1995. For 1996, PT-FI's program established a minimum average price of $0.90 per pound on 596.9 million pounds of copper, with full participation in prices above that amount. As of December 31, 1994, the unrecognized cost to unwind PT-FI's hedging positions was approximately $40 million, net of deferred gains on closed contracts. As conditions warrant, PT-FI may modify or extend its existing program. This program reflects a philosophy of providing for an assurance of realizing the benefits of higher copper prices for a significant portion of FCX's production while it is expanding its operations. Subsequently, management's intention is to provide a floor price for its production, if attainable at an acceptable cost, to protect operating cash flow from the impact of potentially significant declines in copper prices, while providing for full participation in potentially higher prices.

    To assure price participations on a portion of its estimated 1995 concentrate purchases, RTM wrote call option contracts in December 1994 on
19.8 million pounds of copper for 1995 at an average price of $1.18 per pound, collecting $4.6 million in premiums. These premiums were deferred and will be recognized in cost of sales during 1995. RTM also has a hedging program for its mining operations. At December 31, 1994, RTM had sold forward 56,280 ounces of gold at $394.75 per ounce and 1,106,520 ounces of silver at $4.82 per ounce for 1995. As of December 31, 1994, the unrecognized cost to unwind RTM's hedging positions was $0.5 million.

1993 Compared With 1992. Revenues in 1993 increased as a result of the RTM acquisition. PT-FI revenues were down 4 percent primarily because of lower copper realizations. Operating income was affected adversely by increased unit site production and delivery, general and administrative and exploration costs, and by RTM's losses. A reconciliation of revenues from 1992 to 1993 follows (in millions):

Revenues - 1992                                              $714.3a
Increases (decreases):
RTM revenues, net of eliminations                             240.7
PT-FI sales:
  Price realizations:
    Copper                                                    (84.7)
    Gold                                                       14.7
  Volumes:
    Copper                                                     (5.5)
    Gold                                                       30.2
  Treatment charges                                            23.6
  Adjustments to prior year concentrate sales                 (13.0)
  Other                                                         5.6
                                                             ------
Revenues - 1993                                              $925.9a
                                                             ======

a. Includes net additions totaling $36.8 million in 1993 and net reductions totaling $8.9 million in 1992 related to PT-FI's price protection program. Also includes reductions totaling $5.9 million in 1993 related to RTM's hedging program.

    Copper price realizations, taking into account PT-FI's price protection program, were 12 percent lower than in 1992. Gold realizations were up 6 percent. Although mill throughput averaged 62,300 MTPD in 1993, 8 percent higher than in 1992, copper sales volumes decreased slightly because of a reduction in inventory during 1992. Gold sales volumes in 1993 benefited from higher gold grades and an increase in gold recovery rates. Treatment charges declined 3.4 cents per pound from 1992, resulting from a tightening in the concentrate market and lower copper prices. Open copper sales at the beginning of 1993 were recorded at an average price of $1.04 per pound, but subsequently were adjusted downward as copper prices fell during the first few months of the year.

    PT-FI's unit site production and delivery costs, excluding charges related to the restructuring project, rose slightly from 1992 because of costs incurred in connection with the ore pass blockage and higher production overhead costs related to expansion activities. Unit cash production costs declined 9.6 cents per pound in 1993, benefiting from higher gold and silver credits, lower treatment charges and reduced royalties. PT-FI's depreciation rate increased from 7.4 cents per pound during 1992 to 8.3 cents in 1993, reflecting the increased cost relating to the 66,000 MTPD expansion.

ENVIRONMENTAL
FTX and affiliates, including FCX, have a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits its operations to full compliance with local, state and federal laws and regulations.

    FCX believes it is in compliance with Indonesian environmental laws, rules and regulations. FCX had a team of environmental scientists from a leading Indonesian scientific institution conduct a study to update its 1984
Environmental Impact Assessment that covered expansion to 66,000 MTPD. Subsequently, that document was expanded by other independent scientists to cover all environmental aspects of the current expansion to 115,000 MTPD. The latest study document was submitted to the Government in December 1993 and was approved in February 1994.

    RTM's expansion costs include approximately $18 million to modify and expand its sulphuric acid plants. Subsequent to expansion, RTM believes its facilities will be in compliance with all existing environmental standards in Spain and Europe.

    FCX makes expenditures at its operations for protection of the environment. Increasing emphasis on environmental matters can be expected to require FCX to incur additional costs, which will be charged against future operations. On the basis of its analysis of its operations in relation to current and anticipated environmental requirements, management does not anticipate that these investments will have a significant adverse impact on its future operations, liquidity, capital resources or financial position.

                      ----------------------------------

The results of operations reported and summarized above are not necessarily indicative of future operating results.



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

    The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by
the Company's internal  auditors, Price  Waterhouse LLP.   In accordance  with
generally accepted auditing standards, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

    The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Arthur Andersen LLP and Price Waterhouse LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.


George A. Mealey                                  Richard C. Adkerson
President and                                     Senior Vice President and
Chief Executive Officer                           Chief Financial Officer




                      FREEPORT-McMoRan COPPER & GOLD INC.
                                BALANCE SHEETS


                                                            December 31,
                                                     ------------------------
                                                        1994          1993
                                                     ----------    ----------
ASSETS                                                     (In Thousands)
Current assets:
Cash and short-term investments                      $   44,252    $   13,798
Accounts receivable:
  Customers                                             153,585       122,527
  Other                                                  80,639        66,202
Inventories:
  Products                                              121,247        58,247
  Materials and supplies                                192,775       153,681
Prepaid expenses and other                               10,896        13,787
                                                     ----------    ----------
  Total current assets                                  603,394       428,242
                                                     ----------    ----------
Property, plant and equipment                         2,958,644     2,172,222
Less accumulated depreciation and amortization          598,155       525,619
                                                     ----------    ----------
  Net property, plant and equipment                   2,360,489     1,646,603
                                                     ----------    ----------
Other assets                                             76,314        41,808
                                                     ----------    ----------
Total assets                                         $3,040,197    $2,116,653
                                                     ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities             $  401,821    $  218,083
Current portion of long-term debt and
  short-term borrowings                                  24,098        48,791
Accrued income taxes                                      5,657        20,865
                                                     ----------    ----------
  Total current liabilities                             431,576       287,739
Long-term debt, less current portion                    525,612       211,868
Accrued postretirement benefits and
  other liabilities                                     213,043       188,165
Deferred income taxes                                   292,580       201,553
Minority interests                                       82,404        46,781
Mandatory redeemable preferred stock                    500,007       232,620
Stockholders' equity:
Special preference stock                                223,900       224,400
Step-Up preferred stock                                 350,000       350,000
Class A common stock, par value $0.10                     6,597         5,802
Class B common stock, par value $0.10                    13,998        14,213
Capital in excess of par value of common stock          362,557       334,166
Retained earnings                                        41,663        29,358
Cumulative foreign translation adjustment                (3,740)      (10,012)
                                                     ----------    ----------
                                                        994,975       947,927
                                                     ----------    ----------
Total liabilities and stockholders' equity           $3,040,197    $2,116,653
                                                     ==========    ==========

The accompanying notes are an integral part of these financial statements.



                      FREEPORT-McMoRan COPPER & GOLD INC.
                             STATEMENTS OF INCOME

                                              Years Ended December 31,
                                        -------------------------------------
                                           1994          1993          1992
                                        ----------     --------      --------
                                       (In Thousands,Except Per Share Amounts)

Revenues                                $1,212,284     $925,932      $714,315
Cost of sales:
Production and delivery                    740,261      566,765       308,948
Depreciation and amortization               75,100       67,906        48,272
                                        ----------     --------      --------
  Total cost of sales                      815,361      634,671       357,220
Exploration expenses                        40,380       33,748        12,185
Provision for restructuring charges           -          20,795          -
Gain on insurance settlement               (32,602)        -             -
General and administrative expenses        109,011       81,399        68,481
                                        ----------     --------      --------
  Total costs and expenses                 932,150      770,613       437,886
                                        ----------     --------      --------
Operating income                           280,134      155,319       276,429
Interest expense, net                         -         (15,327)      (18,897)
Other income (expense), net                 (1,042)      (2,599)        7,162
                                        ----------     --------      --------
Income before income taxes and
  minority interests                       279,092      137,393       264,694
Provision for income taxes                (123,412)     (67,589)     (103,726)
Minority interests in net income of
  consolidated subsidiaries                (25,439)      (9,134)      (31,075)
                                        ----------     --------      --------
Income before changes in accounting
  principle                                130,241       60,670       129,893
Cumulative effect of changes in
  accounting principle, net of taxes
  and minority interests                      -          (9,854)         -
                                        ----------     --------      --------
Net income                                 130,241       50,816       129,893
Preferred dividends                        (51,838)     (28,954)       (7,025)
                                        ----------     --------      --------
Net income applicable to common stock   $   78,403     $ 21,862      $122,868
                                        ==========     ========      ========
Net income per share of common stock:
Before changes in accounting principle        $.38         $.16          $.66
Cumulative effect of changes in
  accounting principle                         -           (.05)          -
                                              ----         ----          ----
                                              $.38         $.11          $.66
                                              ====         ====          ====

Average common shares outstanding          205,755      197,929       187,343
                                           =======      =======       =======

Dividends per common share                    $.60         $.60          $.60
                                              ====         ====          ====

The accompanying notes are an integral part of these financial statements.



                      FREEPORT-McMoRan COPPER & GOLD INC.
                            STATEMENTS OF CASH FLOW



                                               Years Ended December 31,
                                         ------------------------------------
                                           1994           1993         1992
                                         ---------     ---------    ---------
                                                     (In Thousands)
Cash flow from operating activities:
Net income                               $ 130,241     $  50,816    $ 129,893
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Cumulative effect of changes in
    accounting principle                      -            9,854         -
  Depreciation and amortization             75,100        67,906       48,272
  Provision for restructuring charges,
    net of payments                           -            4,623         -
  Deferred income taxes                     77,507         8,512       52,154
  Amortization of discount on zero
    coupon exchangeable notes                 -           10,844       17,297
  Minority interests' share of net
    income                                  25,439         9,134       31,075
  (Increase) decrease in working capital,
    net of effect of acquisition:
    Amount due from FTX                       -             -          20,000
    Accounts receivable                    (45,543)      (16,904)     (77,448)
    Inventories                            (60,843)      (36,669)     (10,644)
    Prepaid expenses and other               2,912       (10,503)      (4,157)
    Accounts payable and accrued
      liabilities                          139,558        32,792       44,035
    Accrued income taxes                    (1,688)       19,736        1,129
  Other                                     (6,476)        8,404          963
                                         ---------     ---------    ---------
Net cash provided by operating
  activities                               336,207       158,545      252,569
                                         ---------     ---------    ---------
Cash flow from investing activities:
Capital expenditures:
  PT-FI                                   (664,735)     (450,854)    (367,842)
  RTM, including acquisition cost          (78,735)      (12,658)        -
Purchase of indirect interest in PT-FI        -             -        (211,892)
                                         ---------     ---------    ---------
Net cash used in investing activities     (743,470)     (463,512)    (579,734)
                                         ---------     ---------    ---------



                      FREEPORT-McMoRan COPPER & GOLD INC.
                            STATEMENTS OF CASH FLOW



                                               Years Ended December 31,
                                         ------------------------------------
                                           1994           1993         1992
                                         ---------     ---------    ---------
                                                     (In Thousands)
Cash flow from financing activities:
Proceeds from sale of:
  Class A common stock                   $    -        $    -       $ 174,142
  Preferred and preference stock           252,985       561,090      217,867
  9 3/4% Senior notes                      116,276          -            -
  PT-FI common shares                         -             -         212,485
Proceeds from debt                       1,591,561       457,971      153,000
Repayment of debt                       (1,437,807)     (931,439)      (7,848)
Net proceeds from infrastructure
  financing                                110,825        20,000         -
Cash dividends paid:
  Common stock                            (123,503)     (118,575)    (111,365)
  Preferred and preference stock           (46,822)      (22,981)      (4,407)
  Minority interests                       (25,798)      (19,143)     (15,643)
                                         ---------     ---------    ---------
Net cash provided by (used in)
  financing activities                     437,717       (53,077)     618,231
                                         ---------     ---------    ---------
Net increase (decrease) in cash and
  short-term investments                    30,454      (358,044)     291,066
Cash and short-term investments at
  beginning of year                         13,798       371,842       80,776
                                         ---------     ---------    ---------
Cash and short-term investments at
  end of year                            $  44,252     $  13,798    $ 371,842
                                         =========     =========    =========

Interest paid                            $  26,332     $  29,122    $  22,581
                                         =========     =========    =========

Income taxes paid                        $  47,593     $  39,314    $  50,029
                                         =========     =========    =========

The accompanying notes, which include information in Notes 1, 2, 3, 7 and 11 regarding noncash transactions, are an integral part of these financial statements.



                      FREEPORT-McMoRan COPPER & GOLD INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY
                                                 Years Ended December 31,
                                              ------------------------------
                                                1994       1993       1992
                                              --------   --------   --------
                                                      (In Thousands)
Special Preference Stock:
Balance at beginning of year                  $224,400   $224,400   $   -
Conversions to Class A common stock               (500)      -          -
Sale of shares to the public                      -          -       224,400
                                              --------   --------   --------
  Balance at end of year                       223,900    224,400    224,400
                                              --------   --------   --------
Step-Up Preferred Stock:
Balance at beginning of year                   350,000       -          -
Sale of shares to the public                      -       350,000       -
                                              --------   --------   --------
  Balance at end of year                       350,000    350,000       -
                                              --------   --------   --------
Class A common stock:
Balance at beginning of year                     5,802      5,318      2,000
Two-for-one stock split                           -          -         2,000
Sale of shares to the public                      -          -           863
Conversions of special preference stock,
  Class B common stock and zero coupon
  exchangeable notes                               795        484        455
                                              --------   --------   --------
  Balance at end of year                         6,597      5,802      5,318
                                              --------   --------   --------
Class B common stock:
Balance at beginning of year                    14,213     14,213      7,106
Two-for-one stock split                           -          -         7,107
Conversions to Class A common stock               (215)      -          -
                                              --------   --------   --------
  Balance at end of year                        13,998     14,213     14,213
                                              --------   --------   --------
Capital in excess of par value of common stock:
Balance at beginning of year                   334,166    353,697    163,439
Issuance cost of preferred and
  preference stock                             (14,401)   (21,530)    (6,110)
Sale of Class A common stock                      -          -       172,856
Conversion of special preference stock
  and zero coupon exchangeable notes           100,197     79,241     69,945
Two-for-one stock split                           -          -        (9,107)
Cash dividends on common stock                 (57,405)   (65,587)   (37,326)
Dividends on preferred stock                              (11,655)      -
                                              --------   --------   --------
  Balance at end of year                       362,557    334,166    353,697
                                              --------   --------   --------
Retained earnings:
Balance at beginning of year                    29,358     48,829       -
Net income                                     130,241     50,816    129,893
Cash dividends on common stock                 (66,098)   (52,988)   (74,039)
Dividends on preferred stock                   (51,838)   (17,299)    (7,025)
                                              --------   --------   --------
  Balance at end of year                        41,663     29,358     48,829
                                              --------   --------   --------
Cumulative foreign translation adjustment:
Balance at beginning of year                   (10,012)      -          -
Adjustment                                       6,272    (10,012)      -
                                              --------   --------   --------
  Balance at end of year                        (3,740)   (10,012)      -
                                              --------   --------   --------
Total stockholders' equity                    $994,975   $947,927   $646,457
                                              ========   ========   ========

The accompanying notes are an integral part of these financial statements.





                      FREEPORT-McMoRan COPPER & GOLD INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries including; P.T. Freeport Indonesia Company (PT-FI), Rio Tinto Minera, S.A.
(RTM), P.T. IRJA Eastern Minerals Corporation (Eastern Mining) and certain joint ventures which have PT-FI guarantees. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1994 presentation.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

Inventories. Inventories are generally stated at the lower of cost or market. PT-FI uses the average cost method and RTM uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment is carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, including interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation for mining and milling operations is determined using the unit-of-production method based on estimated recoverable reserves. Other assets, including RTM's smelter, are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

Derivatives. Derivatives have been used by FCX to manage certain market risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign exchange rates and interest rates by creating offsetting market exposures. Costs or premiums and gains or losses on the contracts, including closed contracts, are recognized with the hedged transaction. Also, gains or losses are recognized if the hedged transaction is no longer expected to occur. FCX monitors its credit risk on an ongoing basis and considers this risk to be minimal because its contracts are with a diversified group of financially strong counterparties.

    Redeemable preferred stocks and gold and silver denominated loans are treated as hedges of future production and are carried at their original issue value (the acquisition date value for the RTM gold and silver denominated loans). As principal payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues.

Concentrate Sales. Revenues from PT-FI's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program. PT-FI's concentrate sales agreements provide for provisional billings based on world metals prices, primarily the London Metal Exchange, with actual settlement on the copper portion generally based on appropriate future prices. Revenues, recorded initially using provisional prices, are adjusted using current prices. At December 31, 1994, copper sales totaling 192 million pounds remained to be contractually priced in 1995. As a result of PT-FI's hedging activities, it will realize an average of $1.01 per pound on these sales. Gold sales are priced according to individual contract terms.

    In December 1991, PT-FI and the Government of Indonesia (the Government) signed a contract of work (the COW) with a 30-year term and two 10-year extensions permitted. Under the COW, PT-FI pays the Government a royalty of
1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1 percent royalty on gold and silver sales. The royalties totaled $19.4 million in 1994, $9.5 million in 1993 and $15.7 million in 1992.

Foreign Translation Adjustment. RTM's assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date, with translation adjustments recorded as a component of stockholders' equity. Results of operations are translated using the average exchange rates during the period.

Changes in Accounting Principle. During 1993, FCX adopted the following changes in accounting principle effective January 1, 1993:

    Periodic Scheduled Maintenance - These costs are expensed when incurred. Previously, costs were capitalized when incurred and amortized.

    Deferred Charges - Costs that directly relate to the acquisition, construction and development of assets and to the issuance of debt and related instruments are deferred. Previously, certain other costs that benefited future periods were deferred.

    Management Information Systems (MIS) - MIS equipment and software that have a material impact on net income are capitalized. Other MIS costs, including equipment and purchased software, that involve immaterial amounts (currently individual expenditures of less than $0.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. Previously, most expenditures for MIS equipment and purchased software were capitalized.

    These changes were adopted to improve the measurement of operating results by expensing cash expenditures when incurred unless they directly relate to long-lived asset additions. The change in accounting for MIS costs also recognizes the rapid rate of technology change in MIS which results in a need for continuing investments. These changes did not have a material impact on 1993 income before changes in accounting principle.

Restructuring Charges. During 1993, FCX recognized restructuring expenses totaling $20.8 million, including $10.7 million allocated from Freeport-McMoRan Inc. (FTX), the parent company of FCX, based on historical allocations. The charges consisted of $8.3 million for personnel related costs, $3.2 million for excess office space and furniture and fixtures resulting from staff reductions, $6.1 million for downsizing its MIS structure and $3.2 million of deferred charges relating to PT-FI's credit facility which was substantially revised.

    In connection with the restructuring project, FCX changed its accounting systems and undertook a detailed review of its accounting records. As a result of this process, FCX recorded a $10 million charge to production and delivery costs comprised of $5 million for materials and supplies inventory obsolescence; $2.5 million for revised estimates of value added taxes and import duties related to prior years and $2.5 million for adjustments in converting accounting systems.

2.  OWNERSHIP IN PT-FI
In December 1992, FCX purchased 49 percent (10.5 million shares) of the capital stock of a publicly traded Indonesian entity which owned 10 percent of PT-FI. The fair market value of FCX Class A common stock at the time of the agreement was the basis for calculating the purchase price. PT-FI issued 8,321 shares of its stock to FCX in December 1993 and 6,169 shares in January 1994 in exchange for the conversion of certain intercompany notes. FCX's direct ownership in PT-FI totaled 81.3 percent and 80.8 percent at December 31, 1994 and 1993, respectively.

    At December 31, 1994, PT-FI's net assets totaled $261.2 million, including $57.6 million of retained earnings. FCX has several intercompany loans to PT-FI totaling $1.3 billion at December 31, 1994 and PT-FI cannot pay dividends if interest or principal is in arrears on certain of these loans.

3.  OWNERSHIP IN RTM
In March 1993, FCX acquired a 65 percent interest in RTM and in December 1993, RTM redeemed the remaining 35 percent. RTM is principally engaged in the smelting and refining of copper concentrates in Spain. At December 31, 1994, RTM's net assets totaled $80.2 million. RTM is not expected to pay dividends in the near future. The purchase price allocation follows (in thousands):

Current assets                                              $101,454
Current liabilities                                         (158,445)
Property, plant and equipment                                277,170
Other assets                                                   5,358
Long-term debt                                               (38,941)
Accrued postretirement benefits and other liabilities       (176,206)
                                                            --------
Net cash investment                                         $ 10,390
                                                            ========

4.  REDEEMABLE PREFERRED STOCK
In August 1993, FCX sold publicly 6 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock for net proceeds of $220.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounces of gold and will be redeemed in August 2003 for the cash value of 0.1 ounces of gold.

    In January 1994, FCX sold publicly 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II for net proceeds of $158.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounces of gold and will be redeemed in February 2006 for the cash value of 0.1 ounces of gold.

    In July 1994, FCX sold publicly 4.8 million depositary shares representing 119,000 shares of its Silver-Denominated Preferred Stock for net proceeds of $94.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.04125 ounces of silver. Annually, beginning in August 1999, FCX will redeem the underlying Silver-Denominated Preferred Stock in eight equal installments.

    The redeemable preferred stocks are being reported as a hedge of future gold and silver sales for accounting purposes (Note 1).

5.  STOCKHOLDERS' EQUITY
FCX has 500 million authorized shares of capital stock consisting of 250 million of Special stock, 200 million of Class B common stock and 50 million of Preferred stock.

Special and Preferred Stock. At December 31, 1994, there were 92.3 million shares of Special stock issued and outstanding, 66 million as Class A common stock and 26.3 million as Special Preference Stock.

    In July 1992, FCX sold publicly 8.6 million shares of its Class A common stock and 9 million depositary shares for net proceeds of $392 million. Each depositary share represents 2 16/17 shares of its 7% Convertible Exchangeable Special Preference Stock, has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 1.021 shares of FCX Class A common stock. Beginning August 1995, FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends.

    In July 1993, FCX sold publicly 14 million depositary shares representing 700,000 shares of its Step-Up Convertible Preferred Stock for net proceeds of $340.7 million. Each depositary share has a cumulative annual cash dividend (payable quarterly) of $1.25 through August 1996 and $1.75 thereafter and a $25 liquidation preference, and is convertible at the option of the holder into 0.835 shares of FCX Class A common stock. From August 1996 through August 1999, FCX may redeem these depositary shares for 0.835 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds certain specified levels. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends.

6.  INCOME TAXES
Income taxes are recorded pursuant to Statement of Financial Accounting Standards No. 109. Substantially all temporary differences relate to property, plant and equipment. FCX has provided a valuation allowance equal to its tax credit carryforwards ($27 million) as these would only be used should FCX be required to pay regular U.S. tax, which is unlikely. PT-FI's Indonesian income tax returns for 1989-1993 are currently being reviewed by the Indonesian tax authorities.

    RTM is subject to taxation in Spain. FCX has provided a valuation allowance equal to the future tax benefits resulting from RTM's approximately $122 million of additional tax basis and for $5.5 million of net operating losses because RTM has not generated taxable income in recent years.

    The provision for income taxes consists of the following:

                                                  1994       1993      1992
                                                --------   -------   --------
                                                       (In Thousands)
Current income taxes:
  Indonesian                                    $ 26,829   $54,994   $ 45,996
  United States                                    5,406     3,933      5,376
  State                                              150       150        200
                                                --------   -------   --------
                                                  32,385    59,077     51,572
                                                --------   -------   --------
Deferred income taxes:
  Indonesian                                      91,027     4,600     52,771
  United States                                     -         -          (617)
                                                --------   -------   --------
                                                  91,027     4,600     52,154
                                                --------   -------   --------
                                                $123,412   $63,677   $103,726
                                                ========   =======   ========

    Reconciliations of the differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow:
                                                         1994                 1993                 1992
                                                   -----------------      ---------------     -----------------
                                                  Amount     Percent      Amount  Percent     Amount    Percent
                                                 --------    -------     -------  -------    --------   -------
                                                                       (Dollars In Thousands)
Income taxes computed at the
  contractual Indonesian tax rate                $ 97,682       35%      $42,656     35%     $ 92,643     35%
Indonesian tax withheld on:
  Dividend payments                                22,090        8        19,765     16        11,732      4
  Interest payments                                 9,161        3         4,170      3          -         -
Increase (decrease) attributable to:
  Intercompany interest expense                   (25,536)      (9)      (18,645)   (15)         -         -
  RTM net loss                                      2,208        1         5,500      5          -         -
  U.S. alternative minimum tax                      5,556        2         4,083      3         5,302      2
  Other, net                                       12,251        4         6,148      5        (5,951)    (2)
                                                 --------       --       -------     --      --------     --
Provision for income taxes                       $123,412       44%      $63,677     52%     $103,726     39%
                                                 ========       ==       =======     ==      ========     ==

7.  LONG-TERM DEBT
                                                              December 31,
                                                          -------------------
                                                            1994       1993
                                                          --------   --------
                                                             (In Thousands)
Notes payable:
  PT-FI credit agreement, average rate 6.5 in 1994
    and 4.4% in 1993                                      $ 55,000   $ 13,000
  RTM project financing, average rate 8.3% in 1994         110,000       -
  ALatieF loan, average rate 6.7% in 1994                   57,000     60,000
  Equipment loan                                            70,000       -
  Other, primarily RTM borrowings                           21,125     46,336
Publicly traded notes:
  Zero coupon exchangeable notes                              -       102,039
  9 3/4% Senior Notes due 2001                             120,000       -
Gold and silver denominated loans, average
  rate 1.2% in 1994 and 1.3% in 1993                        16,585     39,284
Capital lease obligation, net of $244 million
in future interest (Note 10)                               100,000       -
                                                          --------   --------
                                                           549,710    260,659
Less current portion and short-term borrowings              24,098     48,791
                                                          --------   --------
                                                          $525,612   $211,868
                                                          ========   ========

Notes Payable. FTX has a variable rate credit agreement (the Credit Agreement), in which PT-FI participates, structured as a revolving line of credit through June 1996 followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800 million committed credit facility and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX and its subsidiaries. PT-FI's limit under the facility is $550 million, subject to the borrowing base. FCX and FTX guarantee PT-FI's borrowings under the Credit Agreement. The Credit Agreement provides for working capital requirements, specified coverage of fixed charges and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the COW and certain assets as security for its borrowings. As of December 31, 1994, $466.7 million was available under the borrowing base and $377 million of borrowings were unused under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to PT-FI under the Credit Agreement may be reduced.

     FTX is pursuing a plan to separate its two principal businesses, copper/gold and agricultural minerals, into two independent financial and operating entities. To accomplish this plan, FTX will use a portion of the FCX shares it currently owns (140.7 million shares or 68.3 percent at December 31, 1994) to restructure its liabilities including its long-term debt and would make a pro-rata distribution of its remaining shares to the FTX common stockholders (the Distribution). FTX is contingently liable under guarantees relating to the debt of FM Properties Inc. (FMPO), which totaled $132.1 million as of December 31, 1994. FMPO is endeavoring to refinance its debt with an objective of eliminating the FTX guarantee. In the event that FMPO's refinancing is not complete at the time of the Distribution, an arrangement is being considered that would involve FCX's guaranteeing a significant portion of FMPO's debt pending completion of FMPO's refinancing. As a result of the Distribution, which will require a series of steps to implement over several months, FTX would no longer own any interest in FCX. In connection with this restructuring plan, the Credit Agreement is expected to be modified to become a separate facility for PT-FI and a new facility will be arranged for FCX and PT-FI. The Distribution is contingent on a number of factors including changing the voting rights of FCX stockholders so that the Class B stockholders elect 80 percent of the FCX directors and the Class A stockholders and preferred stockholders elect the balance. The change in voting rights is subject to FCX Class A stockholder approval.

     In 1994, RTM obtained variable rate project financing (the RTM Facility) consisting of a $225 million term loan facility and a $65 million working capital facility, both nonrecourse to FCX. The term loan facility matures in thirty-six equal quarterly payments starting September 30, 1996. The working capital facility matures June 2005. The RTM Facility requires certain hedging arrangements, restricts other borrowings and specifies certain coverage ratios. Prior to the completion of the expansion, the RTM Facility is secured by RTM's capital stock and thereafter by 51 percent of the capital stock.

     The ALatieF bank loan, entered into as part of the PT-FI infrastructure sales (Note 10), has a variable interest rate and is guaranteed by PT-FI. Principal payments total $3 million annually with a balloon payment in December 1998.

     In December 1994, FCX entered into a $70 million variable rate equipment loan secured by certain PT-FI assets. Principal payments total $7 million annually with a balloon payment in December 2001.

Publicly Traded Notes. In 1991, FCX sold $1.035 billion face amount of Zero Coupon Exchangeable Notes. Notes with a face amount of $386 million, $322.6 million and $326.4 million were presented for exchange in 1994-1992, respectively, for which FCX issued 5.8 million, 4.8 million and 4.5 million shares of Class A common stock. FCX also paid $0.3 million in 1994 and $7.9 million in 1992.

     In April 1994, a wholly owned subsidiary of FCX sold publicly $120 million of 9 3/4% Senior Notes which are guaranteed by FCX.

Gold and Silver Denominated Loans. In December 1994, RTM used borrowings under the RTM facility to in effect defease its two gold and silver denominated loans. RTM retired one of its gold and silver loans and purchased 55,000 ounces of gold at $379.81 per ounce to offset the remaining gold loan (5,000 ounces payable quarterly). The purchased gold is recorded as product inventory or other long-term assets according to the payment terms.

Minimum Principal Payments. Payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1994 are $24.1 million in 1995, $29.7 million in 1996, $39.6 million in 1997,
$82 million in 1998 and $34.7 million in 1999.

Capitalized Interest. Capitalized interest totaled $35.1 million in 1994, $24.5 million in 1993 and $24 million in 1992.

8.  MAJOR CUSTOMERS
FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. The following table details the percentage of revenues attributable to various contracts:

                                                   1994     1993    1992
                                                   ----     ----    ----
Long-term contracts:
  Japanese companies                                19%      33%     34%
  Swiss firm                                        10       10      13
  Other                                             57       49      19
Spot sales                                          14        8      34

    The contracts with a group of Japanese companies and the Swiss firm extend through December 31, 2000. There are several other long-term agreements in place, each representing less than ten percent of sales. Certain terms of these long-term contracts are negotiated annually. Approximately 16 percent and 9 percent of PT-FI's total concentrate sales in 1994 and 1993, respectively, were made to RTM. Upon completion of RTM's smelter expansion and the proposed Gresik smelter (Note 10), FCX anticipates that approximately 70 percent of PT-FI's expanded annual concentrate production will be sold to affiliates at market prices.

9.  TRANSACTIONS WITH FTX AND EMPLOYEE BENEFITS
Management Services Agreement. FTX furnishes certain management and administrative services to FCX under a management services agreement terminable by either party on December 31 in any year, upon six months written notice. These costs, which include related overhead, are not interest bearing, reimbursed monthly and totaled $54.3 million in 1994, $49 million in 1993 (excluding restructuring costs) and $44.9 million in 1992.

    FCX expects that the management services agreement will remain in effect for less than one year following the Distribution. It is anticipated that a substantial number of persons, including certain existing officers and employees of FTX, will become officers and employees of FCX. As a result, FCX is currently in the process of establishing its own employee benefit and stock option plans and will assume certain liabilities associated with FTX's employee benefit and stock option plans.

Pension Plans. Substantially all United States employees are covered by FTX's defined benefit plan. The accumulated benefits and plan assets are not separately determined and amounts allocated to FCX under this plan have not been material. As of December 31, 1994, FTX's accumulated benefit obligation under the plan was fully funded.

    PT-FI has a defined benefit plan covering substantially all of its Indonesian national employees which is funded through cash payments to retirees at the date of retirement. Benefits are based on years of service and level of compensation. The actuarial present value of the accumulated benefit obligation, determined by the projected credit method, was $7.1 million and was fully accrued at December 31, 1994. The projected benefit obligation at December 31, 1994, was $13.2 million based on a discount rate of 11 percent and a 9 percent annual increase in future compensation levels.

    RTM has an unfunded contractual obligation to supplement the amounts paid to retired employees. Based on a discount rate of 8 percent, the accrued liability totaled $84.7 million at December 31, 1994. RTM expensed $6.8 million in 1994 and $5.2 million since its acquisition in 1993 for interest on this obligation. Cash payments were $7.8 million in 1994 and $8 million in 1993.

Other Postretirement Benefits. FTX provides certain health care and life insurance benefits for retired employees, including employees seconded to FCX. The related expense allocated from FTX totaled $1.6 million in 1994 ($0.2 million for service cost and $1.4 million in interest for prior period services), $1.1 million in 1993 ($0.2 million and $0.9 million, respectively) and $1.3 million in 1992 ($0.3 million and $1 million, respectively). Summary information of the plan follows:
                                                          December 31,
                                                       ------------------
                                                          1994     1993
                                                        --------  -------
                                                         (In Thousands)
Actuarial present value of accumulated
  postretirement obligation:
  Retirees                                               $11,721  $11,046
  Fully eligible active plan participants                    944    1,312
  Other active plan participants                             494    1,314
                                                         -------  -------
Total accumulated postretirement obligation               13,159   13,672
Unrecognized net gain (loss)                                 433   (1,328)
                                                         -------  -------
Accrued postretirement benefit cost                      $13,592  $12,344
                                                         =======  =======

    The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 8.25 percent in 1994 and 7 percent in 1993. FTX has the right to modify or terminate these benefits.

10.  COMMITMENTS AND CONTINGENCIES
Environmental. PT-FI believes it is in compliance with all applicable Indonesian environmental laws, rules and regulations. Based on current Indonesian environmental regulations, eventual mine closure and reclamation costs for Irian Jaya mining operations are not expected to be material.

    RTM's expansion costs include approximately $18 million to modify and expand its sulphuric acid plants. Subsequent to expansion, RTM believes its facilities will be in compliance with all existing Spanish and European environmental standards. Additionally, at December 31, 1994 FCX had an accrual of $12.9 million related to RTM's impending mine closure.

Long-Term Contracts and Operating Leases. In June 1994, RTM signed a turnkey contract to expand its smelter capacity to 270,000 metric tons of metal per year by early 1996 at a cost of approximately $215 million, of which $154 million had not been incurred at December 31, 1994. In addition, RTM has commitments to purchase concentrate (excluding PT-FI) of 338,750 metric tons in 1995, 285,000 metric tons in 1996, 330,000 metric tons in 1997, 280,000 metric tons in 1998 and a total of 280,000 metric tons from 1999-2000, at market prices.

    FCX's minimum annual contractual charges under noncancellable long-term contracts and operating leases which extend to 1999 total $26.9 million, with $8.4 million in 1995, $7.4 million in 1996, $5.6 million in 1997, $3.3 million in 1998 and $2.2 million in 1999. Total rental expense under long-term contracts and operating leases amounted to $11.7 million in 1994, $15.4 million in 1993 and $3.9 million in 1992.

Gresik Smelter. In January 1995, FCX agreed in principle to form a joint venture, 20.0 percent owned by FCX, to develop a 200,000 metric tons of metal per year copper smelter in Gresik, Indonesia. Design is under way and construction is expected to begin in 1995, with operations commencing as soon as the second half of 1998. Alternatives for financing the estimated $550 million aggregate project cost, which excludes approximately $100 million of working capital, are being reviewed. It is contemplated that PT-FI would provide all of the smelter's concentrate requirements at market rates; however, for the first fifteen years of operations the treatment and refining charges would not fall below a certain minimum rate. FCX has also agreed to assign its earnings in the joint venture to support an after-tax return of 13 percent to the 70 percent partner, if necessary, for the first twenty years of commercial operations. Additionally, the 10 percent partner has an option, exercisable on the third anniversary of commercial operations, to require FCX to purchase its interest at a 10 percent annual return.

Infrastructure Asset Sales. PT-FI entered into joint ventures owned one-third by PT-FI and two-thirds by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor, to purchase and manage certain PT-FI infrastructure assets for $270 million. The management agreements, which are terminable by either party upon six months written notice after debt repayment, provide ALatieF with a guaranteed minimum rate of return on its investment and result in the joint ventures being consolidated for financial reporting purposes.
The joint ventures have purchased $194.9 million of infrastructure assets through December 31, 1994 and are expected to purchase the final $75.1 million of assets in 1995. Funding for the purchases consists of $90 million in equity contributions by the joint venture partners, the ALatieF bank loan and the 9 3/4% Senior Notes (Note 7).

    In December 1994, PT-FI entered into a joint venture, 30 percent owned by PT-FI, to purchase and manage its power-related assets for an estimated $215 million. A $100 million sale occurred in December 1994 and the remaining sales are expected to take place by the end of 1995. PT-FI guaranteed the joint venture a minimum rate of return and is obligated to make minimum payments sufficient to allow the joint venture to meet its debt service. PT-FI accounts for its investment in the joint venture using the equity method.

    PT-FI is proceeding with plans to sell other nonoperating assets whereby the purchaser will operate the assets and provide services to PT-FI and its designees.

11.  FINANCIAL INSTRUMENTS
Summarized below are the financial instruments (including all derivative instruments) whose carrying amount is not equal to its fair value at December 31, 1994. Fair values are based on quoted market prices and other available market information.

                                                   Carrying       Fair
                                                    Amount        Value
                                                   --------     --------
                                                       (In Thousands)
Price protection program:
  Open contracts in asset position                 $ 25,165     $ 84,602
  Open contracts in liability position              (98,900)    (234,134)
Debt:
  Long-term debt (Note 7)                          (549,710)    (552,250)
  Foreign exchange contracts:
    $U.S./Deutsche marks                               -           2,750
    $U.S./Spanish pesetas                              -           2,459
  Interest rate swap                                   -            (462)
Redeemable preferred stocks (Note 4)               (500,007)    (437,999)

Price Protection Program. PT-FI has forward and option contracts to hedge the market risk associated with fluctuations in commodity prices. At December 31, 1994, PT-FI had sold forward 608.5 million pounds of copper at an average price of $0.92 per pound for delivery at various dates through March 1996. PT-FI also has call option contracts for 218.3 million pounds of copper from January-June 1995 with an average price of $0.98 per pound and put option contracts for 993.7 million pounds of copper from October 1995 to December 1996 at an average price of $0.87 per pound. Deferred gains on closed contracts at December 31, 1994 totaled $36.2 million.

    At December 31, 1994, RTM had sold forward 56,280 ounces of gold at $394.75 per ounce and 1,106,520 ounces of silver at $4.82 per ounce for 1995. RTM had also bought forward 2.5 million pounds of copper at $1.36 per pound to eliminate the copper price risk of its concentrate inventory. Additionally, RTM has written call option contracts on 19.8 million pounds of copper at an average price of $1.18 per pound to assure minimum price participations on a portion of its estimated 1995 concentrate purchases. A deferred loss of $1.6 million was recorded in 1994 resulting from RTM's repayment of one of its gold and silver loans.

Debt. Portions of RTM's smelter expansion contract are denominated in Deutsche marks and Spanish pesetas while the related financing is denominated in U.S. dollars. To eliminate exposure to fluctuations in foreign exchange rates, RTM entered foreign exchange contracts which mature through March 1996, totaling $73.8 million on 117 million Deutsche marks and $85.8 million on 11.8 billion Spanish pesetas at December 31, 1994.

    PT-FI entered into an interest rate swap in 1991 to manage exposure to interest rate changes on a portion of its variable rate debt. PT-FI pays 8.3 percent on $71.4 million of financing at December 31, 1994, reducing annually through 1999. PT-FI received an average interest rate of 4 percent in 1994,
3.4 percent in 1993 and 4 percent in 1992, resulting in additional interest costs of $3.3 million, $4.8 million and $4.3 million, respectively.

12.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

FCX's estimated proved and probable mineral reserves follow:
                                               Average Ore Grade Per Ton                 Recoverable Content
                                    -----------------------------------------  -----------------------------
Year-End             Ore            Copper        Gold            Silver        Copper      Gold      Silver
--------        -------------       ------   --------------   ---------------  ---------  ---------   ---------
                (Metric Tons)        (%)     (Grams)(Ounce)   (Grams) (Ounce)  (Billions  (Millions   (Millions
                                                                                of Lbs.)   of Ozs.)    of Ozs.)
PT-FI
  1990            445,741,000        1.59     1.71     .055     4.60     .148       13.9       19.5        34.7
  1991            768,045,000        1.45     1.66     .053     3.86     .124       21.8       32.4        50.0
  1992            733,173,000        1.47     1.72     .055     3.87     .124       20.9       32.1        44.7
  1993          1,074,100,000        1.31     1.47     .047     4.04     .130       26.8       39.1        76.7
  1994          1,125,640,000        1.30     1.42     .046     4.06     .131       28.0       39.6        80.8
RTM
  1993             12,700,000         -       1.03     .033    50.45    1.622         -          .4         8.5
  1994              4,531,000         -       1.21     .039    53.74    1.728         -          .1         3.2


13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                                                Net Income (Loss)   Net Income
                                    Operating     Applicable to       (Loss)
                       Revenues   Income (Loss)    Common Stock      Per Share
                      ----------  ------------- -----------------   ----------
                          (In Thousands, Except Per Share Amounts)
1994
  1st Quarter         $  266,153    $ 53,489          $13,559           $.07
  2nd Quarter            281,452      52,513            9,718            .05
  3rd Quarter            313,384      63,361           13,463            .07
  4th Quarter a          351,295     110,771           41,663            .20
                      ----------    --------          -------
                      $1,212,284    $280,134          $78,403            .38
                      ==========    ========          =======
1993
  1st Quarter b,c       $133,515    $ 25,225          $(5,160)         $(.03)
  2nd Quarter b          215,033     (18,302)         (21,524)          (.11)
  3rd Quarter            261,504      58,950           19,188            .10
  4th Quarter            315,880      89,446           29,358            .15
                        --------    --------          -------
                        $925,932    $155,319          $21,862            .11
                        ========    ========          =======

a. In December 1994, PT-FI settled its property and business interruption insurance claims for the June 1993 ore pass cave-in, recording a $32.6 million gain ($17.4 million to net income or $0.08 per share).
b. Includes restructuring charges of $3.4 million ($1.9 million to net income or $0.01 per share) and $17.4 million ($9.6 million to net income or $0.05 per share) during the first and second quarters, respectively. The second quarter includes nonrecurring charges totaling $16.3 million ($9 million to net income or $0.05 per share).
c. Includes a $9.9 million charge to net income ($0.05 per share) for the cumulative effect of changes in accounting principle.



                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1994 and 1993, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for periodic scheduled maintenance costs, deferred charges and costs of management information systems.



New Orleans, Louisiana,                     Arthur Andersen LLP
  January 24, 1995




FCX Class A Common Shares.
Our Class A common shares trade on the New York Stock Exchange (NYSE) and on the Australian Stock Exchange under the symbol FCX. The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 1994 the number of holders of record of our Class A common shares was 19,873.

    Class A common share price ranges on the NYSE composite tape during 1994 and 1993:

                                     1994                    1993
                               -----------------       ------------------
                                High        Low        High          Low
                               ------     ------      ------       ------
First Quarter                  $27.50     $23.00      $26.13       $19.63
Second Quarter                  25.63      21.13       27.38        22.38
Third Quarter                   25.50      20.63       26.25        17.63
Fourth Quarter                  25.00      19.63       25.88        17.50


Class A Common Share Dividends.
FCX has a policy of distributing to its shareholders all dividends the company receives as the majority shareholder in PT-FI, less tax obligations, certain administrative costs, investment opportunities and debt repayment. PT-FI also has a policy of maximizing its dividend payments after considering its operational, developmental and exploratory needs as well as debt repayment.

    Cash dividends declared and paid for the quarterly periods of 1994 and 1993:

                                             1994
                          -------------------------------------------------
                            Amount          Record              Payment
                          Per Share          Date                Date
                          ---------      -------------        ------------
First Quarter               $.15         Apr. 15, 1994        May 1, 1994
Second Quarter               .15         Jul. 15, 1994        Aug. 1, 1994
Third Quarter                .15         Oct. 17, 1994        Nov. 1, 1994
Fourth Quarter               .15         Jan. 17, 1995        Feb. 1, 1995

                                              1993
                          -------------------------------------------------
                            Amount          Record              Payment
                          Per Share          Date                Date
                          ---------      -------------        ------------
First Quarter               $.15         Apr. 15, 1993        May 1, 1993
Second Quarter               .15         Jul. 15, 1993        Aug. 1, 1993
Third Quarter                .15         Oct. 15, 1993        Nov. 1, 1993
Fourth Quarter               .15         Jan. 14, 1994        Feb. 1, 1994