Form 10-K405, Exhibit 13
period 1995-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 1996-03-27
CIK 831259

EXHIBIT 13.1



                    SELECTED FINANCIAL AND OPERATING DATA


                     1995         1994         1993         1992       1991
                  ----------   ----------   ----------   ---------- ----------

                   (Financial Data In Thousands, Except Per Share Amounts) FINANCIAL DATA
Years Ended December 31:
Revenues          $1,834,335   $1,212,284   $  925,932   $  714,315 $  467,522
Operating income     594,252a     280,134b     155,319c     276,429    177,720
Net income
 applicable to
 common stock        199,465a      78,403b      21,862c,d   122,868     96,159e
Net income per
 common share            .98a         .38b         .11c,d       .66        .53e
Dividends paid
 per common share       .675          .60          .60          .60        .55
Average common
 shares
 outstanding         204,406      205,755      197,929      187,343    182,130

At December 31:
  Property, plant
   and
   equipment, net  2,845,625    2,360,489    1,646,603      993,412    601,675
  Total assets     3,581,746    3,040,197    2,116,653    1,694,005  1,157,615
  Long-term
   debt, including
   current portion
   and short-term
   borrowings      1,167,232      549,710      260,659      723,583    631,961
  Mandatory
   redeemable
   preferred
   stock             500,007      500,007      232,620         -          -
  Stockholders'
   equity            881,674      994,975      947,927      646,457    172,545

PT-FI OPERATING DATA
Ore milled (MTPD)    111,900       72,500       62,300       57,600     38,200
Copper grade (%)        1.32         1.51         1.57         1.59       1.77
Gold grade
  Grams per MT          1.39         1.31         1.46         1.35       1.23
  Ounce per MT          .045         .042         .047         .043       .040
Silver grade
  Grams per MT          3.17         3.02         4.02         4.79       5.90
  Ounce per MT          .102         .097         .129         .154       .190
Recovery rate (%)
  Copper                85.0         83.7         87.0         88.2       89.9
  Gold                  74.3         72.8         76.2         73.7       79.6
  Silver                63.2         64.7         67.2         65.5       75.4
Copper (000s of recoverable pounds)
  Production         978,000      710,300      658,400      619,100    466,700
  Sales              985,100      700,800      645,700      651,800    439,700
  Average realized
   price f             $1.22        $1.02         $.90        $1.03      $1.01
  Sales-net of
   intercompany
   effect            946,900      699,900      628,800      651,800    439,700
Gold (recoverable ounces)
  Production       1,310,400      784,000      786,700      641,000    420,800
  Sales            1,353,400      794,700      762,900      679,300    397,900
  Average realized
   price             $383.73      $381.13      $361.74      $340.11    $358.76
  Sales-net of
   intercompany
   effect          1,286,200      805,600      733,300      679,300    397,900
Silver (recoverable ounces)
  Production       2,303,000    1,305,400    1,541,200    1,642,500  1,567,900
  Sales            2,349,400    1,335,400    1,480,900    1,804,400  1,620,900
  Average realized
   price               $4.99        $5.08        $4.15        $3.72      $3.87
  Sales-net of
   intercompany
   effect          2,252,200    1,326,500    1,461,800    1,804,400  1,620,900

  RTM OPERATING DATA (since acquisition)

  Concentrate
   treated (MT)      434,400g     485,300      330,200
  Anode production
   (000s of
   pounds)           296,000g     347,500      299,300
  Cathode
   production
   (000s of
   pounds)           258,200g     312,100      227,300



                  FREEPORT-McMoRan COPPER & GOLD INC.

                SELECTED FINANCIAL AND OPERATING DATA

                                NOTES

a. Includes charges totaling $49.6 million ($26.9 million to net income or $0.13 per share) consisting of $12.5 million for a materials and supplies inventory reserve adjustment in connection with the completion of PT-FI's expansion program, $29.8 million for stock option costs resulting from the rise in common stock prices and $7.3 million for an early retirement program.

b. Includes a $32.6 million insurance settlement gain ($17.4 million to net income or $0.08 per share).

c. Includes charges totaling $37.1 million ($20.5 million to net income or $0.10 per share) for restructuring and other related costs.

d. Includes a $9.9 million cumulative charge ($0.05 per share) for changes in accounting principle.

e. Includes a $5.8 million cumulative charge ($0.03 per share) for the change in accounting for postretirement benefits other than pensions and a $26.5 million ($0.15 per share) reduction in the tax provision due to signing the COW.

f.   Amounts were $1.28, $1.15 and $0.82 in 1995, 1994 and 1993, respectively, before hedging adjustments.

g. Reflects shutdowns caused by a strike at an adjacent plant, expansion equipment tie-ins and normal maintenance turnarounds.



                 FREEPORT-McMoRan COPPER & GOLD INC.


                 MANAGEMENT'S DISCUSSION AND ANALYSIS

Freeport-McMoRan Copper & Gold Inc. (FCX) operates through its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI), P.T. IRJA Eastern Minerals Corporation (Eastern Mining) and Rio Tinto Minera, S.A. (RTM). PT-FI's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Irian Jaya, Indonesia and the marketing of concentrates containing these metals worldwide. PT-FI is also engaged in a joint venture that expects to construct a copper smelter and refinery in Indonesia. Eastern Mining conducts mineral exploration activities in Irian Jaya. RTM is engaged in the smelting and refining of copper concentrates in Spain.

     A number of significant events occurred during 1995:

The distribution of majority ownership of FCX by its former parent, Freeport-McMoRan Inc. (FTX), to FTX shareholders, which resulted in FCX becoming financially independent from FTX with widely held shares and substantial public float. Lower financing costs for FCX are expected.

An alliance between FCX and The RTZ Corporation PLC (RTZ) was established. RTZ purchased approximately 12 percent of the then outstanding common stock of FCX from FTX. FCX and RTZ agreed to form joint ventures in which RTZ has agreed to provide substantial funding of future exploration, resulting in a $30.8 million reduction in 1995 exploration costs, and expansion costs and the companies will exchange technical expertise.

PT-FI successfully completed a major expansion of its operations in 1995 and expects production to average 125,000 metric tons of ore per day (MTPD) for 1996. Increased cash flow from the expansion led to a 50 percent increase in FCX's quarterly common stock dividend and an open market common stock purchase program.

Exploration efforts resulted in significant additions to estimated proved and probable mineral reserves, increasing mine life and providing reserves to support future expansions. Exploration activities also resulted in the discovery of areas of mineralization with the potential for future reserve additions and prospects for future growth.

A joint prefeasibility study with RTZ established the economic viability of a major expansion of PT-FI's operations to 190,000 MTPD, expected to be undertaken in a joint venture with RTZ during 1996 and completed by late 1998.

RTM smelter expansion construction was essentially completed and the Gresik smelter feasibility study was completed.



RESULTS OF OPERATIONS

                                1995            1994          1993
                             ----------      ----------    ----------
                              (In Millions, Except Per Share Amounts)
Revenues                     $  1,834.3      $  1,212.3    $    925.9
Operating income                  594.3a          280.1b        155.3c
Net income applicable
 to common stock                  199.5a           78.4b         21.9c,d
Net income per common share         .98a            .38b          .11c,d
Operating income (loss)
 by subsidiary:
  PT-FI                      $    679.7      $    295.4    $    180.1
  Eastern Mining                   (4.0)           (8.8)            -
  RTM                             (28.1)              -          (6.4)
  Intercompany eliminations
   and other  e                   (53.3)           (6.5)        (18.4)
                             ----------      ----------    ----------
                             $    594.3      $    280.1    $    155.3
                             ==========      ==========    ==========


a. Includes charges totaling $49.6 million ($26.9 million to net income or $0.13 per share) consisting of $12.5 million for a materials and supplies inventory reserve adjustment in connection with the completion of PT-FI's expansion program, $29.8 million for stock option costs resulting from the rise in common stock prices (Note 5) and $7.3 million for an early retirement program.

b. Includes a $32.6 million insurance settlement gain ($17.4 million to net income or $0.08 per share).

c. Includes charges totaling $37.1 million ($20.5 million to net income or $0.10 per share) for restructuring and other related costs (Note 1).

d. Includes a $9.9 million cumulative charge ($0.05 per share) for changes in accounting principle (Note 1).

e. Profit on PT-FI sales to RTM is not reflected in FCX's consolidated results until completion of the smelting and refining process and sale by RTM. The increased level of PT-FI concentrate sales to RTM at the end of 1995 to support the expanding smelter capacity resulted in additional intercompany eliminations totaling $40.4 million for 1995.

1995 Compared With 1994. FCX's 1995 revenues and gross profit rose significantly, reflecting record PT-FI copper and gold sales levels achieved because of higher mill throughput, recovery rates and copper realizations (see Selected Financial and Operating Data) combined with lower unit cash production costs. A reconciliation of revenues from 1994 to 1995 follows (in millions):

Revenues - 1994                           $  1,212.3
Increases (decreases):
PT-FI sales:
  Volumes:
    Copper                                     290.5
    Gold                                       212.9
  Price realizations:
    Copper                                     196.8
    Gold                                         3.5
  Treatment charges, royalties and other       (57.5)
RTM revenues, net of eliminations              (24.2)
                                          ----------
Revenues - 1995                           $  1,834.3
                                          ==========

       Copper sales volumes rose 41 percent and gold sales volumes rose 70 percent as a result of a 54 percent increase in mill throughput and improved recovery rates, although copper ore grades were lower. Copper prices remained strong throughout 1995 buoyed by robust demand and a drawdown of inventories held by copper exchanges. However, during early 1996, copper exchange inventories increased, causing the spot copper price on the London Metals Exchange (LME) to weaken from $1.27 per pound at yearend to $1.16 per pound at February 6, 1996. Average gold realizations were virtually unchanged from the prior year, although they strengthened somewhat by late 1995. Total treatment charges and royalties increased primarily because of higher sales volumes and copper prices. However, per pound treatment charges declined because of reduced rates negotiated in 1994, somewhat offset by higher price participation payments which vary with the price of copper. Per pound treatment charges, a portion of which are negotiated annually with customers, are expected to increase in 1996.

             PT-FI Gross Profit Per Pound of Copper(cents)
                                        1995          1994          1993
                                     ----------    ----------    ----------
Average realized price a                  122.2         102.2          90.4
                                     ----------    ----------    ----------
Production costs:
  Site production and delivery b           53.5          57.3          49.3
  Gold and silver credits                 (53.8)        (43.9)        (43.4)
  Treatment charges                        19.6          23.9          23.7
  Royalty on metals                         4.3           2.8           1.5
                                     ----------    ----------    ----------
    Cash production costs                  23.6          40.1          31.1
  Depreciation and amortization            10.4           7.5           8.7
                                     ----------    ----------    ----------
    Total production costs                 34.0          47.6          39.8
                                     ----------    ----------    ----------
Revenue adjustments c                      (2.1)         (0.7)         (2.4)
                                     ----------    ----------    ----------
                                           86.1          53.9          48.2
                                     ==========    ==========    ==========
a.   Amounts were $1.28, $1.15 and $0.82 in 1995, 1994 and 1993, respectively, before hedging adjustments.

b. Excludes inventory reserve adjustments of $12.5 million (1.3 cents per pound) in 1995 and $10 million (1.5 cents per pound) in 1993.

c. Reflects adjustments for prior year concentrate sales and amortization of the price protection program cost.

     PT-FI completed its expansion during the second quarter of 1995, nearly seven months ahead of schedule. Mill throughput averaged 126,800 MTPD for the 1995 fourth quarter (111,900 MTPD for the year) and is expected to be sustained at approximately 125,000 MTPD during 1996. With the expansion completed, PT-FI has focused on maximizing efficiencies. These efforts, together with the benefits of the expansion, substantial increases in gold and silver credits and reduced treatment charges, contributed to reducing average 1995 cash production costs to 23.6 cents per pound of copper, 41 percent lower than the 1994 average. Gold and silver credits per pound increased 23 percent because of a rise in comparative gold grades and recovery rates. Unit royalties rose because of higher copper prices, as PT-FI's copper royalty rate varies from 1.5 percent to 3.5 percent depending on the price of copper.

     PT-FI's 1995 depreciation rate averaged 10.4 cents per pound of copper (11 cents per pound during the second half of 1995) as a result of the additional capital expenditures necessary to support its expanded operations. For 1996, depreciation is expected to approximate 13 cents per pound reflecting a full year of depreciation for the expanded operations, completion of the first phase of an infrastructure program and increases in ore reserves.

     RTM is expected to benefit in 1996 from its smelter expansion and anticipated higher treatment and refining charge rates, partly offset by potentially reduced price participation payments if copper prices are below 1995 levels. In 1995, RTM's smelter was shut down for approximately seven weeks to tie-in expansion equipment and for a major maintenance turnaround. Major maintenance turnarounds on the smelter furnace are scheduled every eight years. The smelter was later shut down for one week because of the curtailment of cooling water at RTM's facilities caused by a labor strike at an adjacent facility. Significantly lower treatment charge rates and the strengthening of the Spanish peseta in relation to the U.S. dollar also adversely affected RTM's operating results.

     Effective January 1996, RTM changed its functional currency from the Spanish peseta to the U.S. dollar, reflecting recent changes in its business. During 1996, a one peseta change in the U.S. dollar and Spanish peseta exchange rate will result in an approximate $2 million change in FCX's net income.

CAPITAL RESOURCES AND LIQUIDITY

In the second quarter of 1995, FCX completed its most recent expansion of mining and milling capacity. This expansion significantly improved FCX's profitability and operating cash flows. In addition, the joint ventures with RTZ (Note 2) also significantly enhanced FCX's financial flexibility by significantly reducing funding required for future exploration and development expenditures. As a result, FCX's Board of Directors raised its regular quarterly common stock cash dividend 50 percent to 22.5 cents per share. FCX also announced an open market share purchase program for up to 20 million shares of its common stock, representing approximately 10 percent of the shares outstanding. The timing of purchases is dependent upon many factors, including the price of common shares, FCX's financial position and general economic and market conditions.

     Net cash provided by operating activities during 1995 rose to $393.1 million, compared with $336.2 million in 1994, primarily reflecting higher net income from operations partially offset by working capital uses related to PT-FI's price protection program.
Cash flow used in investing activities reflects a reduction in PT-FI capital expenditures ($435.5 million in 1995 compared with $664.7 million in 1994) corresponding with the completion of the expansion, partially offset by higher RTM expenditures ($151.4 million in 1995 compared with $78.7 million in 1994) because of the smelter expansion, which was essentially complete at yearend. In September 1995, FCX purchased Freeport Copper Company (FCC) from FTX for $25 million. FCC's sole asset is a 50 percent interest in a joint venture with ASARCO Santa Cruz, Inc. controlling approximately 7,600 contiguous acres in Arizona. The joint venture is involved in a research project for an experimental in-situ leaching process to mine copper.

     Cash flow from financing activities totaled $207.7 million compared with $437.7 million in 1994. Net proceeds from FCX equity securities and debt (including infrastructure financing) were $600.4 million in 1995 and $633.8 million in 1994. During 1995, FCX purchased 7.7 million shares of its common stock for $177.8 million (an average of $23.13 per share) under its share purchase program. Higher dividends reflect the increase in FCX's regular quarterly cash dividend.

     Net cash provided by operating activities during 1994 increased to $336.2 million, compared with $158.5 million in 1993, primarily reflecting higher income from operations and an increase in accounts payable and accrued liabilities related to PT-FI's price protection program. Cash flow used in investing activities during 1994 reflected capital expenditures for expansion at PT-FI and RTM. Cash flow provided by financing activities totaled $437.7 million compared with a use of $53.1 million in 1993. Net proceeds from FCX equity securities and debt (including infrastructure financing) totaled $633.8 million in 1994 compared with $107.6 million in 1993. The sale of FCX preferred stock was the primary reason for a $35.4 million increase in dividend payments during 1994.

     In July 1995, the credit agreement in which PT-FI participated was modified to become a separate $550 million facility for PT-FI ($265 million of additional borrowings available at February 6, 1996) and a new $200 million facility was arranged for FCX and PT-FI ($65 million of additional borrowings available at February 6, 1996). PT-FI's capital expenditures for 1996 are expected to approximate $200 million primarily for infrastructure assets and mine and mill sustaining capital. Capital expenditures will be funded by operating cash flow, the bank credit facility (Note 7) and other financing sources. Additionally, pursuant to their joint venture arrangements, FCX and RTZ have agreed to commence immediately a detailed feasibility study to expand FCX's mine and mill facilities to 190,000 MTPD. The FCX/RTZ joint venture has initiated engineering activities and plans to order major long-lead-time component equipment to enable rapid construction for the expansion. The expansion requires approval from the Government of Indonesia (GOI), which has previously approved expansion to 160,000 MTPD. The expansion is expected to be completed by late 1998. Pursuant to joint venture arrangements, RTZ is expected to provide funds for the expansion, which is anticipated to involve expenditures of $700 million to $750 million (Note 2).

     RTM has substantially completed its smelter expansion construction to 270,000 metric tons of metal per year using project financing, nonrecourse to FCX. With the investment in the expansion and upon satisfying certain conditions, RTM expects to receive over $50 million of grants from the Spanish government, including $14.7
million received in 1995.     In July 1995, RTM sold its mining
operations, pursuant to which RTM will make cash payments to the purchasers totaling approximately $14.9 million through July 1997 in exchange for their assumption of certain RTM liabilities. PT-FI has a long-term contract to provide RTM with a significant portion of its copper concentrate requirements at market prices.

     In January 1996, PT-FI concluded an agreement for a 200,000 metric tons of metal per year copper smelter/refinery complex in Gresik, Indonesia, 20 percent owned by PT-FI (Note 10). Financing for the estimated $570 million aggregate project cost, plus approximately $100 million of working capital, is expected to be in place by mid-1996 and construction is expected to be completed by mid-1998. Upon completion of the Gresik smelter, FCX anticipates that approximately two-thirds of PT-FI's annual concentrate production at current throughput rates will be sold to RTM and the Gresik smelter at market prices.

     PT-FI has had positive relations with the GOI since PT-FI commenced business activities in Indonesia in 1967. The Contract of Work (COW) provides that the GOI will not nationalize or expropriate the mining operations of PT-FI. Disputes under the COW are to be resolved by international arbitration. The 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy, provides basic guarantees of remittance rights and protection against nationalization, a framework for incentives and basic rules as to other rights and obligations of foreign investors.

Exploration Results - Total estimated proved and probable recoverable reserves at PT-FI have increased since December 31, 1994, net of 1995 production, by 12.3 billion pounds of copper (a 44 percent increase),
12.5 million ounces of gold (a 32 percent increase) and 30.3 million ounces of silver (a 38 percent increase). PT-FI's total yearend 1995 estimated proved and probable reserves, on a 100 percent basis, are now 40.3 billion pounds of copper, 52.1 million ounces of gold and
111.1 million ounces of silver. Pursuant to the joint venture arrangements between FCX and RTZ, RTZ has a conditional right to participate with respect to a 40 percent interest in reserves added subsequent to 1994 within the Block A area of FCX's COW (Note 13).

     FCX's exploration costs totaled $13.9 million in 1995 (net of $30.8 million expected to be paid by RTZ), $40.4 million in 1994 and $33.7 million in 1993. Pursuant to the mid-1995 agreement with RTZ (Note 2) and subject to certain GOI approvals, RTZ will pay for the next $100 million of exploration costs including the $30.8 million incurred in 1995. The 1996 exploration budget totals approximately $50 million, all of which is expected to be paid by RTZ. FCX and RTZ are continuing their exploration activities within the original 24,700 acre Block A area, the adjacent approximate 3.25 million acre Block B area and the approximate 2.5 million acre Eastern Mining area. As required by the applicable COW, PT-FI has relinquished its rights to approximately 3.25 million acres at Block B and will relinquish an additional approximate 1.6 million acres in December 1998. Similarly, 75 percent of the Eastern Mining area must be relinquished in three installments over the next six years.

     Other Financial Results - FCX's general and administrative expenses were $169.7 million in 1995, $109 million in 1994 and $81.4 million in 1993. General and administrative expenses for 1995 include $37.1 million of stock option and early retirement charges discussed earlier. During 1995 and 1994, increased general and administrative expenses were required because of additional personnel and administrative efforts necessary to manage the expanded operations. Included in the 1993 amount were nonrecurring charges totaling $6.3 million primarily related to restructuring efforts (Notes 1 and 9).

     FCX's total interest cost (before capitalization) rose to $97.7 million in 1995, compared to $35.1 million in 1994 and $39.8 million in 1993, because of an overall increase in debt levels associated with the expansions. Capitalized interest relating to the PT-FI and RTM expansions totaled $49.8 million in 1995, $35.1 million in 1994 and $24.5 million in 1993. Interest expense is expected to increase during 1996 because of higher debt levels and completion of the expansions. During 1995, RTM entered into $160 million of interest rate swaps maturing in five years at an average fixed rate of 6.1 percent (Note 11). Preferred stock dividends totaled $54.2 million in 1995, $51.8 million in 1994 and $29 million in 1993, reflecting the additional preferred stock issued during 1994 and 1993.

     FCX's effective tax rate was 43 percent in 1995, 44 percent in 1994 and 52 percent in 1993 (Note 6). PT-FI's COW provides a 35 percent corporate income tax rate for PT-FI and a 15 percent withholding on dividends paid to FCX by PT-FI and on interest for debt incurred after the signing of the COW. No income tax benefit has been recorded for the losses at RTM, which is subject to taxation in Spain, because it has not generated taxable income in recent years.

MARKETING AND PRICE PROTECTION

     PT-FI's copper concentrates, which also contain significant amounts of gold and silver, are sold primarily under long-term sales agreements. PT-FI's current markets primarily include Asia, Europe and the Americas. PT-FI has commitments from various parties to purchase virtually all of its estimated 1996 production at market prices. Sales for 1996 are estimated to be approximately 1.1 billion pounds of copper and 1.65 million ounces of gold. Strong 1996 gold sales reflect the expectation of producing greater than mine life gold grades during the year. However, first-quarter 1996 production will be adversely affected by the anticipated mining of lower grade ore and sales, expected to approximate 175 million pounds of copper and 225,000 ounces of gold, will be affected by the timing of concentrate shipments.

     During 1994, PT-FI implemented a price protection program at a cost of $31.7 million to cover anticipated copper sales for 1995 and a portion of 1996. In late 1994 and early 1995, when spot copper prices rose significantly, PT-FI closed a portion of its 1995 contracts receiving $36.2 million cash and $19.9 million cash, respectively, which it recognized in 1995 revenues. As FCX was completing its major expansion, it entered into a series of contracts during periods of copper price uncertainty and volatility to establish fixed prices on a portion of its copper production and to provide floor prices on a portion of its copper production. Management's present intention is to provide a floor price for its future copper sales through put option contracts, when attainable at an acceptable cost, to protect operating cash flow from the impact of potentially significant declines in copper prices while providing for full participation in potentially higher prices. For 1996 and the first quarter of 1997, PT-FI has established a minimum price of $0.90 per pound on approximately 260 million pounds of quarterly copper sales, with full participation in prices above that amount. As conditions warrant, PT-FI may modify or extend its existing programs. At December 31, 1995, the $22.7 million cost of the price protection program is included in inventory. FCX's revenues include net reductions of $68.6 million in 1995 and $103 million in 1994 and net additions of $36.8 million in 1993 related to PT-FI's price protection program.

     As of December 31, 1995, 249 million pounds of PT-FI copper sales remained to be contractually priced in 1996 and are subject to changes in world copper prices. These pounds are recorded at an average price of $1.20 per pound. Adjustments to the pricing on these pounds will be reflected in 1996 revenues (Note 1).

     RTM's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, insulating RTM from most copper price risk. RTM enters into hedging contracts when a mismatch occurs. At December 31, 1995, RTM had contracts to sell 36.2 million pounds of copper at an average price of $1.29 per pound.

RESULTS OF OPERATIONS

1994 Compared With 1993. FCX's revenues and operating income improved primarily as a result of significantly higher copper and gold realizations and increased copper sales volumes from PT-FI. A reconciliation of revenues from 1993 to 1994 follows (in millions):

Revenues - 1993                           $    925.9
Increases (decreases):
PT-FI sales:
  Price realizations:
    Copper                                      82.7
    Gold                                        15.4
  Volumes:
    Copper                                      49.9
    Gold                                        11.5
  Treatment charges, royalties and other       (13.1)
RTM revenues, net of eliminations              140.0a
                                          ----------
Revenues - 1994                           $  1,212.3
                                          ==========
a.   1993 included only nine months of RTM revenues.

     Revenues increased significantly primarily because of a 13 percent improvement in PT-FI's copper realizations, including the impact of the price protection program, and a 5 percent increase in gold realizations. Additionally, copper sales volumes rose 9 percent resulting from expanded mill throughput, partially offset by lower grades and recoveries. In June 1993, two of PT-FI's four mill level ore passes caved resulting in a blockage of a portion of the ore pass delivery system. The blockage's primary effect was to limit mill throughput to approximately 40,700 MTPD for eight weeks. The impact of the blockage was minimized by using an ore stockpile adjacent to the mill and installing conveyors to alternate ore pass systems. In December 1994, PT-FI settled the resulting property and business interruption insurance claims and recognized a $32.6 million gain.

     PT-FI's 1994 mill throughput rate rose 16 percent compared with 1993. Unit site production and delivery costs increased 8 cents per pound because of lower copper grades and recoveries, higher jobsite administrative expenses, expansion related activities and costs associated with initial infrastructure efforts. Unit royalty costs were higher in 1994 because of higher copper prices. As a result of significant 1994 reserve additions, PT-FI's 1994 depreciation rate decreased to 7.5 cents per pound compared with 8.3 cents for 1993.

     RTM's operations were break-even in 1994 compared with a $6.4 million loss for the 1993 period. Smelter cash margins improved in 1994 because of higher operating rates, cost reduction efforts and greater price participation payments resulting from higher copper prices.

ENVIRONMENTAL

FCX, in its commitment to environmental responsibility, conducts regular environmental surveys as part of its long-term environmental monitoring program. FCX operates under an Environmental Policy which commits FCX to compliance with applicable environmental regulations and requires a comprehensive annual environmental audit of its operations.

     FCX believes its Irian Jaya operations are in compliance with applicable Indonesian environmental laws, rules and regulations. FCX has performed an environmental impact assessment for expansion of its operations and infrastructure up to 160,000 MTPD. The assessment was conducted and the management and monitoring programs were developed by a team of independent environmental scientists following a government-approved protocol. The documents were submitted to the GOI for review and approval as a part of their formal environmental impact assessment procedures. The impact assessment was approved in February 1994 and the environmental management and monitoring programs were approved in February 1995.

     FCX's environmental management programs are designed to manage, minimize and mitigate the impact of its operations on the environment. A key management program is called the "Tailings and River Management Plan," which manages the river transport and deposition of tailings, the crushed rock that remains after the commercially valuable minerals have been physically extracted from the mined ore. This program controls the transport and deposition of tailings within a defined area called the Ajkwa Deposition Area (ADA). The results of analyses show that the river with tailings meets Indonesian water quality standards, as well as U.S. Environmental Protection Agency drinking water standards for metals. Other programs to revegetate and reclaim the ADA and other areas are being successfully implemented.

     RTM believes that its facilities are in compliance with applicable environmental standards. In 1995, RTM completed modifications and expansion of its sulphuric acid plants significantly reducing air emissions.

     FCX makes significant expenditures at its operations to manage and monitor environmental impacts. An increasing emphasis on environmental issues could require FCX to incur additional costs which would be charged against future operations. Based upon an analysis of its operations related to current and anticipated future environmental requirements, management does not anticipate that these investments will have a significant adverse impact on its future operations, liquidity, capital resources or financial position.

     PT-FI has volunteered as one of the first companies in Indonesia to participate in the GOI's Environmental Audit Program, which provides for an independent consulting firm to completely review and evaluate the company's environmental programs. A similar program is also under way to audit PT-FI's social programs. A summary of the consultants' reports will be made available to the public in 1996.

                       ________________________

The results of operations reported and summarized above are not necessarily indicative of future operating results.



                            REPORT OF MANAGEMENT

     Freeport-McMoRan Copper & Gold Inc. (the Company) is responsible for the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgements and estimates.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors, Price Waterhouse LLP. In accordance with generally accepted auditing standards, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted tests as they consider necessary to support their opinion on the financial statements.

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

James R. Moffett                          Richard C. Adkerson
Chairman of the Board and                 Executive Vice President and
Chief Executive Officer                   Chief Financial Officer




                 FREEPORT-McMoRan COPPER & GOLD INC.

                            BALANCE SHEETS

                                           December 31,
                                    ---------------------------
                                        1995            1994
                                     ----------      ----------

ASSETS                                    (In Thousands)
Current assets:
Cash and short-term investments      $   26,883      $   44,252
Accounts receivable:
  Customers                             139,808         153,585
  Other                                 116,313          80,639
Inventories:
  Products                              158,673         121,247
  Materials and supplies                196,055         192,775
Prepaid expenses and other               15,542          10,896
                                     ----------      ----------
  Total current assets                  653,274         603,394
                                     ----------      ----------
Property, plant and equipment         3,566,808       2,958,644
Less accumulated depreciation
 and amortization                       721,183         598,155
                                     ----------      ----------
  Net property, plant and equipment   2,845,625       2,360,489
                                     ----------      ----------
Other assets                             82,847          76,314
                                     ----------      ----------
Total assets                         $3,581,746      $3,040,197
                                     ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued
 liabilities                         $  351,485      $  401,821
Current portion of long-term debt
 and short-term borrowings               86,943          24,098
Accrued income taxes                     88,357           5,657
                                     ----------      ----------
  Total current liabilities             526,785         431,576
Long-term debt, less current portion  1,080,289         525,612
Accrued postretirement benefits
 and other liabilities                  186,342         213,043
Deferred income taxes                   305,490         292,580
Minority interests                      101,159          82,404
Mandatory redeemable preferred stock    500,007         500,007
Stockholders' equity:
Convertible exchangeable
 preferred stock                        223,900         223,900
Step-Up convertible preferred stock     350,000         350,000
Class A common stock, par value
 $0.10, 88,044,008 shares and
 65,972,568 shares outstanding            8,804           6,597
Class B common stock, par value
 $0.10, 118,619,885 shares and
 139,980,763 shares outstanding          11,862          13,998
Capital in excess of par value
 of common stock                        376,054         362,557
Retained earnings                        78,565          41,663
Cumulative foreign currency
 translation adjustment                  10,244          (3,740)
Common stock held in treasury
 - 7,685,100 shares, at cost           (177,755)              -
                                     ----------      ----------
                                        881,674         994,975
                                     ----------      ----------
Total liabilities and
 stockholders' equity                $3,581,746      $3,040,197
                                     ==========      ==========

The accompanying notes are an integral part of these financial statements.


                 FREEPORT-McMoRan COPPER & GOLD INC.

                         STATEMENTS OF INCOME

                                    Years Ended December 31,
                             ----------------------------------------
                                1995           1994            1993
                             ----------      ----------     ---------
                             (In Thousands,Except Per Share Amounts)

Revenues                     $1,834,335      $1,212,284      $  925,932
Cost of sales:
Production and delivery         932,438         740,261         566,765
Depreciation and
 amortization                   124,055          75,100          67,906
                             ----------      ----------      ----------
  Total cost of sales         1,056,493         815,361         634,671
Exploration expenses             13,888          40,380          33,748
Provision for
 restructuring charges                -               -          20,795
Gain on insurance settlement          -         (32,602)              -
General and
 administrative expenses        169,702         109,011          81,399
                             ----------      ----------      ----------
  Total costs and expenses    1,240,083         932,150         770,613
                             ----------      ----------      ----------
Operating income                594,252         280,134         155,319
Interest expense, net           (47,900)              -         (15,327)
Other expense, net               (1,590)         (1,042)         (2,599)
                             ----------      ----------      ----------
Income before income taxes
 and minority interests         544,762         279,092         137,393
Provision for income taxes     (234,044)       (123,412)        (67,589)
Minority interests in net
 income of consolidated
 subsidiaries                   (57,100)        (25,439)         (9,134)
                             ----------      ----------      ----------
Income before changes
 in accounting principle        253,618         130,241          60,670
Cumulative effect of
 changes in
 accounting principle, net            -               -          (9,854)
                             ----------      ----------      ----------
Net income                      253,618         130,241          50,816
Preferred dividends             (54,153)        (51,838)        (28,954)
                             ----------      ----------      ----------
Net income applicable
 to common stock             $  199,465      $   78,403      $   21,862
                             ==========      ==========      ==========

Net income per primary and fully diluted share of common stock:
Before changes in
 accounting principle              $.98            $.38            $.16
Cumulative effect of changes
 in accounting principle            -               -              (.05)
                                 ------          ------            ----
                                   $.98            $.38            $.11
                                   ====            ====            ====

Average common
 shares outstanding             204,406         205,755         197,929
                                =======         =======         =======

Dividends paid per
 common share                     $.675            $.60            $.60
                                  =====            ====            ====
The accompanying notes are an integral part of these financial statements.


                 FREEPORT-McMoRan COPPER & GOLD INC.

                       STATEMENTS OF CASH FLOW


                                      Years Ended December 31,
                             ----------------------------------------
                                1995             1994           1993
                             ----------      ----------     ---------
                                             (In Thousands)
Cash flow from operating activities:
Net income                   $  253,618      $  130,241      $   50,816
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Cumulative effect of changes
   in accounting principle            -               -           9,854
  Depreciation and
   amortization                 124,055          75,100          67,906
  Deferred income taxes          22,735          77,507           8,512
  (Recognition) deferral of
   unearned income              (36,207)         36,207               -
  Amortization of discount
   on zero coupon
   exchangeable notes                 -               -          10,844
  Minority interests' share
   of net income                 57,100          25,439           9,134
  (Increase) decrease in
   working capital, net
   of effect of acquisition:
    Accounts receivable           2,095         (45,543)        (16,904)
    Inventories                 (47,308)        (97,050)        (36,669)
    Prepaid expenses
     and other                   (4,593)          2,912         (10,503)
    Accounts payable and
     accrued liabilities        (86,747)        145,197          32,792
    Accrued income taxes         72,876          (1,688)         19,736
  Other                          35,492         (12,115)         13,027
                             ----------      ----------      ----------
Net cash provided by
 operating activities           393,116         336,207         158,545
                             ----------      ----------      ----------

Cash flow from investing activities:
Capital expenditures:
  PT-FI                        (435,475)       (664,735)       (450,854)
  RTM                          (151,398)        (78,735)        (12,658)
  Investment in Freeport
   Copper Company               (25,000)              -               -
  Other                          (6,269)              -               -
                             ----------      ----------      ----------
Net cash used in
 investing activities          (618,142)       (743,470)       (463,512)
                             ----------      ----------      ----------

Cash flow from financing activities:
  Proceeds from sale of:
  Preferred stock                     -         252,985         561,090
  9 3/4% senior notes                 -         116,276               -
Proceeds from debt              617,535         526,561         367,971
Repayment of debt              (259,885)       (372,807)       (841,439)
Net proceeds from
 infrastructure financing       242,775         110,825          20,000
Purchase of FCX
 common shares                 (177,755)              -               -
Cash dividends paid:
  Common stock                 (137,563)       (123,503)       (118,575)
  Preferred stock               (50,591)        (46,822)        (22,981)
  Minority interests            (38,897)        (25,798)        (19,143)
  Other                          12,038               -               -
                             ----------      ----------      ----------
Net cash provided by
 (used in)
 financing activities           207,657         437,717         (53,077)
                             ----------      ----------      ----------
Net increase (decrease)
 in cash and short-term
 investments                    (17,369)         30,454        (358,044)
Cash and short-term
 investments at
 beginning of year               44,252          13,798         371,842
                             ----------      ----------      ----------
Cash and short-term
 investments at
 end of year                 $   26,883      $   44,252      $   13,798
                             ==========      ==========      ==========

Interest paid                $   91,291      $   26,332      $   29,122
                             ==========      ==========      ==========

Income taxes paid            $  138,433      $   47,593      $   39,314
                             ==========      ==========      ==========
The accompanying notes, which include information in notes 1, 3 and 11 regarding noncash transactions, are an integral part of these financial statements.


                 FREEPORT-McMoRan COPPER & GOLD INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY

                                      Years Ended December 31,
                             ----------------------------------------
                                1995            1994           1993
                             ----------     ----------     ----------
                                         (In Thousands)
Convertible Exchangeable
 Preferred Stock:
Balance at beginning of year $  223,900      $  224,400      $  224,400
Conversions to Class A
 common stock                         -            (500)              -
                             ----------      ----------      ----------
  Balance at end of year        223,900         223,900         224,400
                             ----------      ----------      ----------

Step-Up Convertible Preferred Stock:
Balance at beginning of year    350,000         350,000               -
Sale of shares to the public          -               -         350,000
                             ----------      ----------      ----------
  Balance at end of year        350,000         350,000         350,000
                             ----------      ----------      ----------

Class A common stock:
Balance at beginning of year      6,597           5,802           5,318
Conversions of convertible
 exchangeable preferred stock,
 Class B common stock and
 zero coupon
 exchangeable notes               2,207             795             484
                             ----------      ----------      ----------
  Balance at end of year          8,804           6,597           5,802
                             ----------      ----------      ----------

Class B common stock:
Balance at beginning of year     13,998          14,213          14,213
Conversions to Class A
 common stock                    (2,207)           (215)              -
Exercised stock options              71               -               -
                             ----------      ----------      ----------
  Balance at end of year         11,862          13,998          14,213
                             ----------      ----------      ----------

Capital in excess of par value of common stock:
Balance at beginning of year    362,557         334,166         353,697
Issuance cost of
 preferred stock                      -         (14,401)        (21,530)
Conversion of convertible
 exchangeable preferred stock
 and zero coupon
 exchangeable notes                   -         100,197          79,241
Cash dividends on
 common stock                         -         (57,405)        (65,587)
Dividends on
 preferred stock                      -               -         (11,655)
Exercised stock options          13,497               -               -
                             ----------      ----------      ----------
  Balance at end of year        376,054         362,557         334,166
                             ----------      ----------      ----------

Retained earnings:
Balance at beginning of year     41,663          29,358          48,829
Net income                      253,618         130,241          50,816
Cash dividends on
 common stock                  (137,563)        (66,098)        (52,988)
Dividends on preferred stock    (54,153)        (51,838)        (17,299)
Purchase of Freeport
 Copper Company                 (25,000)              -               -
                             ----------      ----------      ----------
  Balance at end of year         78,565          41,663          29,358
                             ----------      ----------      ----------

Cumulative foreign currency translation adjustment:
Balance at beginning of year     (3,740)        (10,012)              -
Adjustment                       13,984           6,272         (10,012)
                             ----------      ----------      ----------
  Balance at end of year         10,244          (3,740)        (10,012)
                             ----------      ----------      ----------

Common stock held in treasury:
Purchase of
 7,685,100 shares              (177,755)              -               -
                             ----------      ----------      ----------
  Balance at end of year       (177,755)              -               -
                             ----------      ----------      ----------
Total stockholders' equity   $  881,674      $  994,975      $  947,927
                             ==========      ==========      ==========
The accompanying notes are an integral part of these financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI), Rio Tinto Minera, S.A. (RTM), P.T. IRJA Eastern Minerals Corporation (Eastern Mining) and certain joint ventures involving PT-FI (Note 10). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1995 presentation.

Use of Estimates. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

Cash and Short-Term Investments. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents. Cash and short-term investments at PT-FI are not available to FCX until a distribution is paid to all owners of PT-FI equity securities.

Inventories. Inventories are generally stated at the lower of cost or market. PT-FI uses the average cost method and RTM uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment are carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, including interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation for mining and milling operations is determined using the unit-of-production method based on estimated recoverable reserves. Other assets, including RTM's smelter, are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that their carrying amount may not be recoverable. FCX adopted FAS 121 effective January 1, 1995, the effect of which was not material.

Financial Contracts. Financial contracts have been used by FCX to manage certain market risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign exchange rates and interest rates by creating offsetting market exposures. Costs or premiums and gains or losses on the contracts, including closed contracts, are recognized with the hedged transaction. Also, gains or losses are recognized if the hedged transaction is no longer expected to occur. FCX monitors its credit risk on an ongoing basis and considers this risk to be minimal because its contracts are with a diversified group of financially strong counterparties.

     Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As principal payments occur, differences between the carrying value and the payment will be recorded as an adjustment to revenues.

Concentrate Sales. Revenues from PT-FI's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program (Note 11). PT-FI's concentrate sales agreements, including its sales to RTM, provide for provisional billings based on world metals prices, primarily using prices on the London Metal Exchange (LME), with actual settlement on the copper portion generally based on the average LME price for a specified month (quotational period). Copper revenues are recorded initially using provisional pricing and the impact of the price protection program. Copper revenues which are not fixed through the price protection program are adjusted based on current prices. At December 31, 1995, copper sales totaling 249 million pounds remained to be contractually priced in 1996 and are subject to changes in world copper prices. These pounds are recorded at an average price of $1.20 per pound. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for the month of shipment, except those sales hedged with forward contracts (Note 11).

     In December 1991, PT-FI and the Government of Indonesia (the GOI) signed a contract of work (the COW) with a 30-year term and two 10-year extensions permitted. Under the COW, PT-FI pays the GOI a royalty of 1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1 percent royalty on gold and silver sales. The royalties totaled $42 million in 1995, $19.4 million in 1994 and $9.5 million in 1993.

Foreign Currency Translation Adjustment. Effective January 1, 1996, RTM changed its functional currency from the Spanish peseta to the U.S. dollar. This change results from the significant changes in RTM's operations related to its expansion and the sale of its mining operations in Spain. Previously, RTM's assets and liabilities denominated in pesetas were translated to U.S. dollars using the exchange rate in effect at the balance sheet date, with translation adjustments recorded as a component of stockholders' equity. Translation gains and losses associated with peseta-denominated monetary assets and liabilities will now be included in net income.

Net Income Per Share. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding. Fully diluted net income per share is computed assuming all convertible securities, if dilutive, were converted at the beginning of the period or date of issuance, whichever is later.

Changes in Accounting Principle. During 1993, FCX adopted the following changes in accounting principle:

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

     These changes were adopted to improve the measurement of operating results by recognizing cash expenditures as expense when incurred unless they directly relate to long-lived asset additions. The change in accounting for MIS costs also recognizes the rapid rate of technology change in MIS which results in a need for continuing investments. These changes did not have a material impact on operating income.

Restructuring Charges. During 1993, FCX recognized restructuring expenses totaling $20.8 million, including $10.7 million allocated from Freeport-McMoRan Inc. (FTX), the parent company of FCX prior to the distribution discussed in Note 2. The charges consisted of $8.3 million for personnel related costs, $3.2 million for excess office space and furniture and fixtures resulting from staff reductions, $6.1 million for downsizing its MIS structure and $3.2 million of deferred charges relating to PT-FI's credit facility which was substantially revised.

     In connection with the restructuring project, FCX changed its accounting systems and undertook a detailed review of its accounting records. As a result of this process, FCX recorded a $10 million charge to production and delivery costs comprised of $5 million for materials and supplies inventory obsolescence, $2.5 million for revised estimates of value added taxes and import duties related to prior years and $2.5 million for adjustments in converting accounting systems.

2.  OWNERSHIP OF FCX COMMON STOCK

In July 1995, FTX completed its restructuring by distributing all the shares of FCX Class B common stock which it owned to FTX common stockholders. As a result of this distribution, FTX no longer owns any interest in FCX.

     Prior to the distribution, The RTZ Corporation PLC (RTZ) purchased 23.9 million shares of FCX Class A common stock (approximately 12 percent of the then outstanding common stock of FCX) from FTX. Additionally, FCX and RTZ have agreed to establish joint ventures whereby RTZ has the right to become a 40 percent joint venture partner in FCX's future production expansions and exploration and development activities in Indonesia. Under these contractual arrangements, RTZ has agreed to pay the next $100 million of exploration expenses with expenditures beyond $100 million shared 60 percent by FCX and 40 percent by RTZ. As of December 31, 1995, FCX had recorded a $30.8 million receivable from RTZ for exploration costs incurred since May 1995. In PT-FI's Block A, RTZ has agreed to fund up to $750 million of the costs of future approved expansion projects. RTZ will receive 100 percent of incremental cash flow related to the funded projects until RTZ recoups PT-FI's 60 percent share of costs with interest, after which incremental cash flow would be shared 60 percent by PT-FI and 40 percent by RTZ. Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. The incremental production from the expansion, as well as production from PT-FI's existing operations, will share proportionately in operating and administrative costs. FCX will continue to receive 100 percent of cash flow from its existing production facilities as specified by the contractual arrangements.

3.  OWNERSHIP IN PT-FI AND RTM

     PT-FI issued 8,321 shares of its stock to FCX in December 1993 and 6,169 shares in January 1994 in exchange for the conversion of certain intercompany notes. FCX's direct ownership in PT-FI totaled
81.3 percent at December 31, 1995 and 1994. FCX also owns 49 percent of P.T. Indocopper Investama Corporation, a 9.4 percent owner of PT-FI, bringing FCX's total ownership in PT-FI to 85.9 percent at December 31, 1995 and 1994. At December 31, 1995, PT-FI's net assets totaled $420 million, including $216.4 million of retained earnings. FCX has several intercompany loans to PT-FI totaling $1.2 billion at December 31, 1995.

     In March 1993, FCX acquired a 65 percent interest in RTM and in December 1993, RTM redeemed the remaining 35 percent ownership interest. RTM is engaged in the smelting and refining of copper concentrates in Spain. The purchase price allocation follows (in thousands):

Current assets                            $  101,454
Current liabilities                         (158,445)
Property, plant and equipment                277,170
Other assets                                   5,358
Long-term debt                               (38,941)
Accrued postretirement
 benefits and other liabilities             (176,206)
                                          ----------
  Net cash investment                     $   10,390
                                          ==========
Since its acquisition, RTM's smelter has been expanded and by mid-1996 is expected to produce at an annual rate of 270,000 metric tons of metal. This expansion was financed on a project basis, essentially nonrecourse to FCX (Note 7). At December 31, 1995, RTM's net assets totaled $67.9 million. RTM is not expected to pay dividends in the near future.

4.  REDEEMABLE PREFERRED STOCK

     In August 1993, FCX sold publicly 6 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock for net proceeds of $220.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and will be redeemed in August 2003 for the cash value of 0.1 ounce of gold.

     In January 1994, FCX sold publicly 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II for net proceeds of $158.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of
0.0008125 ounce of gold and will be redeemed in February 2006 for the cash value of 0.1 ounce of gold.

     In July 1994, FCX sold publicly 4.8 million depositary shares representing 119,000 shares of its Silver-Denominated Preferred Stock for net proceeds of $94.5 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.04125 ounce of silver. Beginning in August 1999, FCX will redeem the underlying Silver-Denominated Preferred Stock in eight equal annual installments.

     The redeemable preferred stocks are being reported as a hedge of future gold and silver sales for accounting purposes (Note 1).

5.  STOCKHOLDERS' EQUITY

Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50 million shares of preferred stock. FCX has two classes of common stock which differ only as to their voting rights for the directors of FCX. Holders of Class B common stock elect 80 percent of the FCX directors while holders of Class A common stock and preferred stock elect 20 percent.

     Preferred Stock. FCX has outstanding 9 million depositary shares representing 447,800 shares of its 7% Convertible Exchangeable Preferred Stock. Each depositary share has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 1.021 shares of FCX Class A common stock. FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends.

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

Stock Options. In 1995, FCX's shareholders adopted the Adjusted Stock Award Plan to provide for the issuance of certain stock awards to employees, officers and directors of FTX in connection with FTX's distribution of FCX shares. Under this plan, FCX made a one time grant of awards to purchase up to 10.7 million Class B common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution. All options granted under this plan expire 10 years from the original FTX date of grant.

     FCX's shareholders also adopted the 1995 Stock Option Plan (the 1995 Plan) to provide for the issuance of stock options and other stock-based awards (including SARs) at no less than market value at the time of grant. Under this plan, FCX can grant options to employees to purchase up to 10 million Class B common shares. Options granted expire 10 years after the date of grant. FCX's shareholders also adopted the 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizing FCX to grant options to purchase up to 2 million shares. Options are exerciseable in 25 percent annual increments beginning one year from the date of grant and expire 10 years after the date of grant. Under certain options, FCX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. A summary of stock options outstanding, including 2.2 million SARs, follows:

                                       Number         Average
                                         of           Option
                                       Options         Price
                                     ----------    ----------
Balance at January 1, 1995              -          $    -
Granted upon FTX restructuring       10,715,351         18.53
Granted                                 170,000         26.69
Exercised                            (1,075,868)        19.11
Expired                                 (39,443)        22.49
                                     ----------
Balance at December 31, 1995          9,770,040         18.59
                                     ==========
     At December 31, 1995, stock options representing 7.5 million shares were exerciseable at an average option price of $18.08 per share. Options for 10 million shares under the 1995 Plan and 1.8 million shares under the Director Plan were available for new grants as of December 31, 1995.

     During 1995, FCX recorded charges totaling $29.8 million for the cost of stock options and other stock-based awards. In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation," effective for FCX at December 31, 1996. Under FAS 123, companies can either record expense based on the fair value of stock-based compensation upon issuance or elect to remain under the current APB Opinion No. 25 method whereby no compensation cost is recognized upon grant. Entities electing to remain with the accounting in APB Opinion No. 25 must make disclosures as if FAS 123 had been applied. FCX anticipates it will continue to account for its stock-based compensation plans under APB Opinion No. 25.

6.  INCOME TAXES

     Income taxes are recorded pursuant to Statement of Financial Accounting Standards No. 109. Substantially all temporary differences relate to property, plant and equipment. FCX has provided a valuation allowance equal to its tax credit carryforwards ($71.5 million) as these would only be used should FCX be required to pay regular U.S. tax, which is now considered unlikely. The Indonesian tax authorities are currently reviewing PT-FI's Indonesian income tax returns for 1989-1994.

     RTM is subject to taxation in Spain. FCX has provided a valuation allowance equal to the future tax benefits resulting from $220.8 million of net operating losses which expire through the year 2002, because RTM has not generated taxable income in recent years.

     The provision for income taxes consists of the following:

                                1995            1994            1993
                            -----------      -----------     ----------
                                         (In Thousands)
Current income taxes:
Indonesian                   $  197,409      $   40,349      $   51,082
United States                    13,900           5,556           4,083
                             ----------      ----------      ----------
                                211,309          45,905          55,165
Deferred Indonesian
 income taxes                    22,735          77,507           8,512
                             ----------      ----------      ----------
                             $  234,044      $  123,412      $   63,677
                             ==========      ==========      ==========

     Reconciliations of the differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow:

                          1995                 1994              1993
                  -------------------  ------------------  ------------------
                    Amount    Percent    Amounts  Percent    Amounts  Percent
                  ----------  -------  ---------- -------  ---------- -------
                                            (Dollars In Thousands)

Income taxes computed
 at the contractual
 Indonesian
 tax rate         $  190,667    35%    $   97,682    35%    $   42,656    35%
Indonesian tax
 withheld on:
  Dividend
   payments           24,025      4        22,090      8        19,765     16
  Interest
   payments            8,256      1         9,161      3         4,170      3
Increase (decrease)
 attributable to:
  Intercompany
   interest
   expense           (23,780)    (4)      (25,536)    (9)      (18,645)   (15)
  RTM net loss        13,225      2         2,208      1         5,500      5
  U.S. alternative
   minimum tax        13,900      3         5,556      2         4,083      3
  Other, net           7,751      2        12,251      4         6,148      5
                  ----------  -----    ----------  -----    ----------  -----
Provision for
 income taxes     $  234,044     43%   $  123,412     44%   $   63,677     52%
                  ==========  =====    ==========  =====    ==========  =====

7.  LONG-TERM DEBT

                                            December 31,
                                     --------------------------
                                        1995            1994
                                     ----------     -----------
                                           (In Thousands)
Notes payable:
  FCX and PT-FI credit agreement,
   average rate 7% in 1995
   and 6.5% in 1994                  $  265,000      $   55,000
  RTM project financing,
   average rate 8.1% in 1995
   and 8.3% in 1994                     246,100         110,000
  Equipment loan, average
   rate 8.4% in 1995                     63,000          70,000
  ALatieF loan, average rate 8.7%
   in 1995 and 6.7% in 1994              54,000          57,000
  Other RTM borrowings                   68,003          37,710
9 3/4% Senior Notes due 2001            120,000         120,000
Capital lease obligations,
 net of $351.8 million and
 $244 million, respectively,
 in future interest (Note 10)           351,129         100,000
                                     ----------      ----------
                                      1,167,232         549,710
Less current portion and
 short-term borrowings                   86,943          24,098
                                     ----------      ----------
                                     $1,080,289      $  525,612
                                     ==========      ==========

Notes Payable. In July 1995, the FTX credit agreement in which PT-FI participated was modified to become a separate $550 million facility for PT-FI ($420 million of additional borrowings available at December 31, 1995) and a new $200 million facility was arranged for FCX and PT-FI ($65 million of additional borrowings available at December 31, 1995). The new variable rate revolving facilities mature in December 1999, provide for minimum working capital requirements, specified cash flow to interest coverage and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the COW and certain other assets as security for its borrowings. FCX has pledged 50.1 percent of the shares in PT-FI as security for up to $960 million of borrowings and commitments under the revolving facilities and other indebtedness of which $461.3 million was outstanding at December 31, 1995.

     In 1994, RTM obtained variable rate project financing (the RTM Facility) consisting of a $225 million term loan facility and a $65 million working capital facility, both nonrecourse to FCX. The term loan facility matures in thirty-six equal quarterly payments starting September 30, 1996. The working capital facility matures June 2005. The RTM Facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Prior to meeting the bank's completion test for the expansion, the RTM Facility is secured by RTM's capital stock and thereafter by 51 percent of the capital stock. FCX guarantees $20 million of RTM's other bank debt.

     In December 1994, FCX entered into a $70 million variable rate equipment loan secured by certain PT-FI assets. In 1995, FCX fixed the interest rate on the loan at 8.1 percent. Principal payments total $7 million annually with a final payment in December 2001.

     The ALatieF bank loan, entered into as part of the PT-FI infrastructure sales (Note 10), has a variable interest rate and is guaranteed by PT-FI. Principal payments total $3 million annually with a final payment in December 1998.

Minimum Principal Payments. Payments scheduled for each of the five succeeding years based on the amounts and terms outstanding at December 31, 1995 are $86.9 million, $82.9 million, $102.5 million, $320.4 million and $58.2 million.

Capitalized Interest. Capitalized interest totaled $49.8 million in 1995, $35.1 million in 1994 and $24.5 million in 1993.

8.  MAJOR CUSTOMERS

     FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. The following table details the percentage of revenues attributable to various contracts:

                                      1995       1994        1993
                                      ----       ----        ----
Long-term contracts:
Japanese companies                      16%        19%        33%
German firm                             14          8          5
Swiss firm                              11         10         10
Other                                   47         49         44
Spot sales                              12         14          8

     The contracts with a group of Japanese companies, the German firm and the Swiss firm extend through 2000, 1997 and 2003, respectively. There are several other long-term agreements in place, each representing less than ten percent of sales. Certain terms of these long-term contracts are negotiated annually. Approximately 12 percent, 16 percent and 9 percent of PT-FI's total concentrate sales in 1995, 1994 and 1993, respectively, were made to RTM.

9.  TRANSACTIONS WITH FTX AND EMPLOYEE BENEFITS

Management Services Agreement. Through December 31, 1995, FTX furnished certain management and administrative services to FCX under a management services agreement. These costs, which include related overhead, totaled $55.5 million in 1995, $54.3 million in 1994 and $49 million in 1993 (excluding restructuring costs). As of January 1, 1996, FM Services Company (FMS), a newly formed entity owned 50 percent each by FCX and FTX, will provide certain administrative, financial and other services that were previously provided by FTX on a similar cost-reimbursement basis. Through December 31, 1995, all U.S.-based employees as well as expatriate employees overseas were employed by FTX. As of January 1, 1996, all U.S. and expatriate employees performing direct services for FCX or its affiliates other than those employed by FMS became FCX employees.

Pension Plans. Substantially all United States employees were covered by FTX's defined benefit plan. Additionally, for those employees in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FTX sponsored an unfunded, nonqualified plan. The accumulated benefits and plan assets were not separately determined. Amounts allocated to FCX under these plans have not been material. FCX and FMS will establish their own plans which will assume liabilities equal to the accumulated benefit obligation for the transferred employees and FTX will transfer assets equal to the liabilities assumed, while providing essentially the same benefits to employees.

     During 1995, PT-FI adopted a new a defined benefit plan covering substantially all of its Indonesian national employees which, along with the old plan, has been funded through cash payments to retirees at the date of retirement. In accordance with new Indonesian pension laws, PT-FI will begin funding its plan in 1996. The actuarial present value of the accumulated benefit obligation, determined by the projected credit method, was $9.2 million at December 31, 1995. The projected benefit obligation at December 31, 1995, was $17 million based on a discount rate of 11 percent and a 9 percent annual increase in future compensation levels.

     RTM has an unfunded contractual obligation to supplement amounts paid to retired employees. The accrued liability totaled $88.6 million at December 31, 1995. RTM expensed $7.1 million in 1995, $6.8 million in 1994 and $5.2 million since its acquisition in 1993 for interest on this obligation. Cash payments were $8.9 million in 1995, $7.8 million in 1994 and $8 million in 1993. Under recently promulgated Spanish law, RTM is required to fund this obligation by 1998. The actuarial valuation of this obligation was $94.5 million at December 31, 1995, based on a discount rate of 8 percent.

Other Benefits. FTX provided certain health care and life insurance benefits for retired employees, the cost of which was not material to the financial statements. These benefits will be provided by FMS and FCX beginning in 1996. Summary information of the plan follows:

                                            December 31,
                                     -------------------------
                                        1995           1994
                                     ----------     ----------
                                           (In Thousands)
Actuarial present value of
  accumulated postretirement obligation:
  Retirees                           $   12,241      $   11,721
  Fully eligible active
   plan participants                      1,239             944
  Other active plan participants          1,870             494
                                     ----------      ----------
Total accumulated
 postretirement obligation               15,350          13,159
Unrecognized net gain (loss)               (826)            433
                                     ----------      ----------
Accrued postretirement benefit cost  $   14,524      $   13,592
                                     ==========      ==========
     The initial health care cost trend rate used was 11.5 percent for 1993, decreasing 0.5 percent per year until reaching 6 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7 percent in 1995 and 8.25 percent in 1994. FCX has the right to modify or terminate these benefits.

     Prior to the FTX restructuring, FTX allocated costs to FCX under FTX's employee benefits plans. In connection with the restructuring, FCX adopted other employee benefits plans, certain of which are related to its performance, which costs are recognized currently in general and administrative expense.

10.  COMMITMENTS AND CONTINGENCIES

     Environmental. FCX believes it is in compliance with applicable environmental laws, rules and regulations. Based on current environmental regulations, the effect of eventual mine closure and reclamation and the future expenditures to restore properties and related facilities to a state required to comply with environmental and other regulations are not material. However, an increasing emphasis on environmental issues could require FCX to incur additional costs which would be charged against future operations.

Long-Term Contracts and Operating Leases. At December 31, 1995, RTM had a remaining obligation of $11 million under its 1994 turnkey contract to expand its smelter capacity to 270,000 metric tons of metal per year. In addition, RTM has commitments from parties other than PT-FI to purchase concentrate totaling 415,000 metric tons in 1996, 430,000 metric tons in 1997, 381,000 metric tons in 1998,
360,000 metric tons in 1999, 320,000 metric tons in 2000 and a total of 560,000 metric tons thereafter, at market prices.

     FCX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 1998 total $7.3 million, with $3.8 million in 1996, $2.6 million in 1997 and $0.9 million in 1998. Total rental expense under long-term contracts and operating leases amounted to $7.2 million in 1995, $11.7 million in 1994 and $15.4 million in 1993.

Gresik Smelter. PT-FI has entered into an agreement to develop a 200,000 metric tons of metal per year copper smelter in Gresik, Indonesia with two other parties; one owning 70 percent and a second owning 10 percent. Financing for the estimated project cost ($570 million) and for estimated working capital ($100 million) is expected to be in place by mid-1996. It is contemplated that PT-FI would provide all of the smelter's concentrate requirements at market rates; however, for the first fifteen years of operations the treatment and refining charges would not fall below a certain minimum rate. PT-FI has also agreed to assign its earnings in the joint venture to support a 13 percent annual return to the 70 percent partner, if necessary, for the first twenty years of commercial operations. Additionally, the 10 percent partner has an option, exercisable on the third anniversary of commercial operations, to require PT-FI to purchase its interest at a 10 percent annual return.

Infrastructure Asset Sales. PT-FI entered into joint ventures owned one-third by PT-FI and two-thirds by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor, to purchase and manage certain PT-FI infrastructure assets for $270 million. The management agreements, which are terminable by either party upon six months written notice after debt repayment, provide ALatieF with a guaranteed minimum rate of return on its investment and result in the joint ventures being consolidated for financial reporting purposes. Sales totaling $194.9 million were made through 1995 and the joint ventures are expected to complete the final purchase of infrastructure in 1996. Funding for the purchases will consist of $90 million in equity contributions by the joint venture partners, the ALatieF bank loan (Note 7) and the 9 3/4% Senior Notes.

     In December 1994, PT-FI entered into a joint venture, 30 percent owned by PT-FI, to purchase and manage its power-related assets for an estimated $215 million. A $100 million sale occurred in December 1994 and the remaining sales took place in 1995. PT-FI guaranteed the joint venture a minimum rate of return and is obligated to make minimum payments sufficient to allow the joint venture to meet its debt service. PT-FI's obligation is reflected as a capital lease and PT-FI accounts for its investment in the joint venture using the equity method.

     In March 1995, PT-FI sold certain of its port, marine, logistics and construction equipment and facilities for $100 million. In June 1995, PT-FI sold $48 million of its aviation assets to a joint venture, 25 percent owned by PT-FI. PT-FI is leasing these assets under capital lease arrangements.

     FM Properties Inc. (FMPO). In 1992, FTX transferred substantially all of its domestic oil and gas properties and real estate held for development by it and certain of its subsidiaries to a partnership which is currently 99.8 percent owned by FMPO (FTX owns a 0.2 percent interest in the partnership and serves as its managing general partner). FTX subsequently distributed the FMPO common stock to the FTX common stockholders, with FTX guaranteeing FMPO's debt. As part of FTX's restructuring (Note 2), FCX assumed a guarantee of $90 million of FMPO debt previously guaranteed by FTX and is receiving an annual three percent fee from FTX on the amount guaranteed. During 1995, FMPO was able to extend its debt maturities until 1997 and is managing its assets with an objective of reducing its debt. Selected financial information of FMPO follows:

                                        1995          1994
                                     ----------    ----------
                                           (In Thousands)
Statements of Operations:
Revenues                             $   48,170    $   40,435
Operating loss                           (4,104)     (123,739)a
Net income (loss)                           153       (86,290)
Cash Flow:
Operating activities                     47,655        11,968
Investing activities                    (35,242)       29,019
Financing activities                    (11,331)      (42,270)
Balance Sheets at December 31:
Current assets                            9,591         6,857
Current liabilities                       8,100        22,146
Investment in Texas real estate         180,040       198,453
Total assets                            194,803       214,365
Long-term debt                          121,294       132,075
Stockholders' equity                     59,523        59,370

a.    Includes a $115 million pretax, noncash write-down.

11.  FINANCIAL INSTRUMENTS

     Summarized below are the financial instruments whose carrying amount is not equal to its fair value at December 31. Fair values are based on quoted market prices and other available market information.

                            1995                         1994
                   -----------------------     -----------------------

                   Carrying        Fair        Carrying         Fair
                    Amount        Value         Amount         Value
                  ----------    ----------    ----------     ----------
                                     (In Thousands)
Price protection program:
  Open contracts in
   asset position $   22,721    $   13,901    $   25,165      $   84,602
  Open contracts in
   liability
   position          (11,570)      (11,570)      (98,900)       (234,134)
Debt:
  Long-term debt
   (Note 7)       (1,167,232)   (1,168,882)     (549,710)       (552,250)
  Foreign exchange
   contracts:
    $U.S./Deutsche
     marks                 -         1,594             -           2,750
    $U.S./Spanish
     pesetas               -             -             -           2,459
  Interest rate
   swaps                   -        (6,249)            -            (462)
Redeemable preferred
stock (Note 4)      (500,007)     (429,337)     (500,007)       (437,999)


Price Protection Program. PT-FI has forward and option contracts to hedge the market risk associated with fluctuations in the price of commodities its sells. At December 31, 1995, PT-FI had sold forward
137.2 million pounds of copper at an average price of $1.16 per pound through March 1996 and 800,000 ounces of gold at an average price of $392.28 per ounce through July 1996. PT-FI also had put option contracts on 1.3 billion pounds of copper through the first quarter of 1997 at $0.90 per pound. Deferred gains on closed contracts at December 31, 1994 totaled $36.2 million. FCX's revenues include net reductions totaling $68.6 million in 1995 and $103 million in 1994 compared with net additions totaling $36.8 million in 1993 related to PT-FI's copper price protection program.

     At December 31, 1995, RTM had sold forward 36.2 million pounds of copper at an average price of $1.29 per pound to eliminate the copper price risk of its concentrate inventory.

Debt. In order to eliminate capital cost exposure because of fluctuations in foreign exchange rates, RTM has entered into foreign exchange contracts which mature through March 1996, totaling $24.9 million on 38.1 million Deutsche marks at December 31, 1995. During 1995, certain of RTM's Deutsche mark contracts matured resulting in gains of $6.4 million which were recorded as reductions of property, plant and equipment. RTM also closed all of its Spanish peseta contracts during 1995 recording an $8.1 million gain to other income.

     PT-FI entered into an interest rate swap in 1991 and RTM entered into interest rate swaps in 1995 to manage exposure to interest rate changes on a portion of its variable rate debt. PT-FI pays 8.3 percent on $57.2 million of financing at December 31, 1995, reducing annually through 1999. RTM pays an average of 6.1 percent on $160 million of financing at December 31, 1995, maturing in 2000. Interest on comparable floating rate debt averaged 6.1 percent in 1995, 4.3 percent in 1994 and 3.4 percent in 1993, resulting in additional interest costs of $1.5 million, $3.3 million and $4.8 million, respectively.

     RTM is a party to letters of credit totaling $43.3 million at December 31, 1995, certain of which are guaranteed by FCX. The letters of credit primarily guarantee the satisfaction of certain grant conditions for the receipt of the Spanish government grants. Fair value of these letters of credit is not material at December 31, 1995.

12.  OTHER FINANCIAL INFORMATION

Presented below is information on FCX's copper and gold mining operations and exploration activities of PT-FI and Eastern Mining in Indonesia and RTM's smelting and refining operations in Spain.


                           Mining      Smelting     Intercompany
                            and          and        Eliminations
                         Exploration    Refining      and Other      Total
                          ----------   ----------    -----------    ----------
                                            (In Thousands)
1995
Revenues                  $1,477,919    $  541,291    $ (184,875)   $1,834,335
Production and delivery      543,267       532,826      (143,655)      932,438
Depreciation and
 amortization                102,664        17,572         3,819       124,055
Exploration expenses          10,828         2,248           812        13,888
General and
 administrative expenses     145,463        16,705         7,534       169,702
                          ----------    ----------    ----------    ----------
Operating income (loss)   $  675,697    $  (28,060)   $  (53,385)   $  594,252
                          ==========    ==========    ==========    ==========
Capital expenditures      $  435,475    $  141,742    $    6,269    $  583,486
                          ==========    ==========    ==========    ==========
Total assets              $2,896,496    $  775,151    $  (89,901)   $3,581,746
                          ==========    ==========    ==========    ==========

1994
Revenues                  $  831,635    $  536,704    $ (156,055)   $1,212,284
Production and delivery      403,842       496,925      (160,506)      740,261
Depreciation and
 amortization                 52,561        18,829         3,710        75,100
Exploration expenses          35,979         4,058           343        40,380
Gain on insurance settlement (32,602)            -             -       (32,602)
General and administrative
 expenses                     85,168        16,930         6,913       109,011
                          ----------    ----------    ----------    ----------
Operating income (loss)   $  286,687    $      (38)   $   (6,515)   $  280,134
                          ==========    ==========    ==========    ==========
Capital expenditures      $  664,735    $   72,979    $        -    $  737,714
                          ==========    ==========    ==========    ==========
Total assets              $2,497,441    $  536,582    $    6,174    $3,040,197
                          ==========    ==========    ==========    ==========

1993 a
Revenues                  $  685,238    $  288,371    $  (47,677)   $  925,932
Production and delivery      327,895       275,751       (36,881)      566,765
Depreciation and
 amortization                 53,590        11,919         2,397        67,906
Exploration expenses          31,650         2,098             -        33,748
Provision for
 restructuring charges        20,795             -             -        20,795
General and administrative
 expenses                     71,204         5,013         5,182        81,399
                          ----------    ----------    ----------    ----------
Operating income (loss)   $  180,104    $   (6,410)   $  (18,375)   $  155,319
                          ==========    ==========    ==========    ==========
Capital expenditures      $  450,854    $    2,268    $        -    $  453,122
                          ==========    ==========    ==========    ==========
Total assets              $1,738,343    $  352,016    $   26,294    $2,116,653
                          ==========    ==========    ==========    ==========

a.   RTM was acquired in March 1993.

13.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

PT-FI's estimated proved and probable mineral reserves follow:

                                     Average Ore Grade Per Ton
                              -----------------------------------------
Year-End         Ore          Copper        Gold             Silver
--------    ------------      ------     -------------   --------------
           (Metric Tons)        (%)      (Grams) (Oz.)   (Grams) (Ozs.)
 1991        768,045,000       1.45        1.66  .053      3.86   .124
 1992        733,173,000       1.47        1.72  .055      3.87   .124
 1993      1,074,100,000       1.31        1.47  .047      4.04   .130
 1994      1,125,640,000       1.30        1.42  .046      4.06   .131
 1995 a    1,899,244,000       1.17        1.18  .038      3.78   .121


                            Recoverable Reserves
                --------------------------------------
Year-End          Copper            Gold      Silver
--------        ---------        ---------   ---------
                (Billions        (Millions   (Millions
                 of Lbs.)         of Ozs.)    of Ozs.)
1991              21.8               32.4       50.0
1992              20.9               32.1       44.7
1993              26.8               39.1       76.7
1994              28.0               39.6       80.8
1995 a            40.3               52.1      111.1

a. In PT-FI's Block A, RTZ has agreed to fund up to $750 million of the costs of future approved expansion projects. RTZ will receive 100 percent of incremental cash flow related to the funded projects until RTZ recoups PT-FI's 60 percent share of costs with interest, after which incremental cash flow would be shared 60 percent by PT-FI and 40 percent by RTZ. Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. The incremental production from the expansion, as well as production from PT-FI's existing operations, will share proportionately in operating and administrative costs. FCX will continue to receive 100 percent of cash flow from its existing production facilities as specified by the contractual arrangements.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                Net Income      Net
                                  Operating    Applicable to  Income
                   Revenues        Income      Common Stock  Per Share
                 -----------     ----------    ------------- ---------
                         (In Thousands, Except Per Share Amounts)
1995
  1st Quarter     $  408,806      $  121,901      $   43,993     $.21
  2nd Quarter a      421,469         130,716          40,625      .20
  3rd Quarter b      469,812         170,496          60,533      .30
  4th Quarter b      534,248         171,139          54,314      .27
                  ----------      ----------      ----------
                  $1,834,335      $  594,252      $  199,465      .98
                  ==========      ==========      ==========

1994
  1st Quarter     $  266,153      $   53,489      $   13,559     $.07
  2nd Quarter        281,452          52,513           9,718      .05
  3rd Quarter        313,384          63,361          13,463      .07
  4th Quarter c      351,295         110,771          41,663      .20
                  ----------      ----------      ----------
                  $1,212,284      $  280,134      $   78,403      .38
                  ==========      ==========      ==========

a. Includes a $12.5 million noncash charge ($6.8 million to net income or $0.03 per share) for a materials and supplies inventory adjustment in connection with the completion of PT-FI's expansion program.

b. Includes a third quarter charge totaling $21.4 million ($11.9 million to net income or $0.06 per share) and a fourth quarter charge totaling $7.9 million ($4.3 million to net income or $0.02 per share) for stock option costs resulting from the rise in FCX's common stock price during the quarter. The fourth quarter also includes a $7.3 million charge ($4 million to net income or $0.02 per share) for an early retirement program.

c. In December 1994, PT-FI settled its property and business interruption insurance claims for the June 1993 ore pass cave-in, recording a $32.6 million gain ($17.4 million to net income or $0.08 per share).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF FREEPORT-McMoRan COPPER
& GOLD INC.:

     We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1995 and 1994, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for periodic scheduled maintenance costs, deferred charges and costs of management information systems.

New Orleans, Louisiana,                           Arthur Andersen LLP

  January 23, 1996





                      SHAREHOLDER INFORMATION


FCX CLASS A COMMON SHARES. Our Class A common shares trade on the New York Stock Exchange (NYSE) and on the Australian Stock Exchange under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listings of NYSE securities. At yearend 1995 the number of holders of record of our Class A common shares was 12,855.
     NYSE composite tape Class A common share price ranges during 1995 and 1994:

                                        1995                1994
                                  -----------------   -----------------
                                   High       Low      High       Low
                                  ------     ------   ------     ------
First Quarter                     $22.63     $20.13   $27.50     $23.00
Second Quarter                     22.13      19.88    25.63      21.13
Third Quarter                      26.75      20.38    25.50      20.63
Fourth Quarter                     30.50      22.50    25.00      19.63

FCX CLASS B COMMON SHARES. Our Class B common shares, which trade under the symbol "FCX," began trading in July 1995 on the NYSE and on the Australian Stock Exchange. The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At yearend 1995 the number of holders of record of our Class B common shares was 18,640.
     NYSE composite tape Class B common share price ranges during 1995:

                                   High        Low
                                  ------      ------
Third Quarter                     $27.38      $22.63
Fourth Quarter                     30.75       22.63

COMMON SHARE DIVIDENDS. FCX has a policy of distributing to its shareholders all dividends the company receives as the majority shareholder in PT-FI, less tax obligations, certain administrative costs, investment opportunities and debt repayments. PT-FI also has a policy of maximizing its dividend payments after considering its operational, developmental and exploratory needs as well as debt repayments.
     Class A common share cash dividends declared and paid for the quarterly periods of 1995 and 1994 were:

                                                    1995
                                  ----------------------------------------
                                   Amount        Record          Payment
                                  Per Share       Date             Date
                                  ---------   -------------    -----------
First Quarter                       $.15      Apr. 17, 1995    May 1, 1995
Second Quarter                       .15      Jul. 14, 1995    Aug.1, 1995
Third Quarter                        .225     Oct. 16, 1995    Nov.1, 1995
Fourth Quarter                       .225     Jan. 16, 1996    Feb.1, 1996

                                                    1994
                                   ---------------------------------------
                                    Amount        Record          Payment
                                   Per Share       Date             Date
                                   ---------  -------------    -----------
First Quarter                        $.15     Apr. 15, 1994    May 1, 1994
Second Quarter                        .15     Jul. 15, 1994    Aug.1, 1994
Third Quarter                         .15     Oct. 17, 1994    Nov.1, 1994
Fourth Quarter                        .15     Jan. 17, 1995    Feb.1, 1995

     Since public trading began, Class B common share cash dividends declared and paid for the quarterly periods of 1995 were:

                                    Amount        Record          Payment
                                   Per Share       Date             Date
                                   ---------  -------------    ------------
Third Quarter                        $.225    Oct. 16, 1995    Nov. 1, 1995
Fourth Quarter                        .225    Jan. 16, 1995    Feb. 1, 1996