Form 10-K405, Exhibit 13
period 1996-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 1997-03-28
CIK 831259

EXHIBIT 13.1

                ENVIRONMENTAL/SOCIAL RESPONSIBILITY REPORT

                          ENVIRONMENTAL REPORT

ENVIRONMENTAL POLICY STATEMENT
In 1981, the Board of Directors of Freeport-McMoRan Inc. (FTX), the former parent of Freeport-McMoRan Copper & Gold Inc. (FCX), issued a Statement of Environmental Policy. On December 10, 1996, the Board of Directors of FCX adopted a revised and broadened Statement of Environmental Policy, which commits FCX to continued compliance with applicable environmental statutes and regulations. It also emphasizes FCX's continuing commitment to provide a safe working environment for its employees and a healthy socioeconomic environment for the local people in the areas in which the company operates. FCX has an excellent environmental record because of the special priority it has traditionally given to environmental protection, and the company has not only complied with environmental statutes and regulations but has sought to improve on that commitment and performance.

In 1988, FTX issued an Environmental Auditing Policy and the audit program protocol was subsequently broadened. The policy covered all of FTX's operations, both domestic and international. FCX adopted this policy at its December 10, 1996 Board meeting. By design, the audit program improves environmental performance and minimizes environmental risks with the goal of ensuring that FCX manages its environmental responsibilities competently and that it will continue to be in compliance with environmental statutes and regulations.

Furthermore, FCX is a member of numerous professional and trade groups that subscribe to various environmental policies, standards and charters. One of these groups, the International Council on Metals in the Environment
(ICME), has an Environmental Charter to which FCX is a signatory. The FCX Board of Directors has adopted the ICME Environmental Charter and incorporated it into the FCX Environmental Policy. ICME's purpose is to promote sound environmental and related health policies and practices to ensure the safe production, use, recycling and disposal of metals. Integrating the ICME Environmental Charter into FCX's Statement of Environmental Policy further enhances this comprehensive document.

1996 FCX ENVIRONMENTAL PROGRAMS UPDATE
P.T. FREEPORT INDONESIA COMPANY (PT-FI) PT-FI has environmental programs that generally include monitoring, reclamation, waste management and recycling. PT-FI has developed and implemented several specific management programs including, but not limited to, the Long Term Environmental Monitoring Plan, a Tailings and River Management Plan, a comprehensive Overburden Management Plan, a Solid Waste Management Plan and a plan for the reclamation or revegetation of disturbed areas. These and other programs allow PT-FI to properly manage and monitor the environmental aspects of its operations.

LONG TERM ENVIRONMENTAL MONITORING PLAN PT-FI developed and implemented the Long Term Environmental Monitoring Plan (LTEMP) to evaluate the potential impacts of its operations on water quality, biology, hydrology, sediments and air quality within our area of operations. The LTEMP is a dynamic program that ensures proper information is obtained for sound environmental management decisions. The centerpiece of the LTEMP program is the state-of-the-art Timika environmental laboratory that analyzes samples collected from the areas in and around PT-FI's operations. The laboratory provides monitoring, information management and research services, and is equipped to: (1) support PT-FI's LTEMP; (2) conduct regular water quality analysis on discharges and river systems; (3) provide analysis of biological samples, including fish, invertebrates and plants; (4) identify historical trends of important parameters; (5) help educate employees, local community members and visitors on the environment; and (6) support and conduct scientific research to aid in improving project operations.

TAILINGS AND RIVER MANAGEMENT PLAN One of PT-FI's key programs is the Tailings and River Management Plan (TRMP) which manages the river transport and deposition of tailings. Tailings are the crushed rock that remain following the physical separation of commercially valuable minerals from the mined ore. This multi-million dollar program controls the transport and deposition of tailings through the use of a levee system on the Ajkwa River within a defined area called the Ajkwa Deposition Area (ADA). This management plan and

					[PAGE] 11



					[PHOTO]
	State-of-the-art Timika environmental laboratory provides monitoring, information management and research services for PT-FI's operations.



	PT-FI employees conduct regular biological monitoring as part of the Long Term Environmental Monitoring Plan.
					[PHOTO]



					[PAGE 12]


specific deposition area have been approved by the Government of Indonesia (GOI). The levee system was completed in January 1997 and represents the outermost boundaries of the ADA preventing the Ajkwa River from transporting tailings and natural river sediments to adjacent river systems. The performance of the TRMP has been comprehensively studied and will be continuously monitored in future periods. Information to date indicates that the system is working well within engineering expectations and, as discussed later, tailings reclamation studies show that the ADA can readily be revegetated once mining is completed.

OVERBURDEN MANAGEMENT PLAN The Overburden Management Plan (OMP) controls the disposal of waste rock generated by the Grasberg open-pit mining operation. The latest OMP was submitted to the GOI in March 1996. It includes a strategy to manage Acid Rock Drainage (ARD) in the Grasberg waste rock disposal areas through a combination of prevention and mitigation techniques.

In 1996, PT-FI implemented a program of classifying and segregating different types of waste rock based on their potential to generate ARD. Waste rock samples taken from representative ore areas are used to classify the materials. A computerized dispatch system automatically informs truck operators of the type of waste rock currently being moved and where it should be placed. An evaluation of management alternatives indicated that the placement of an intermediate cover of nonacid forming waste rock on deposition areas would help achieve a greater level of ARD control. The cover would not only limit convection and diffusion processes transporting oxygen to potentially acid forming waste rock types, but also act as an oxygen consuming layer, further reducing potential acid formation in the underlying waste rock. A 10-meter thick layer of intermediate cover is being progressively placed over the largest waste rock deposition area.

Studies continue on the OMP to validate, expand and refine the technical assumptions and criteria for waste rock and ARD management. Certain studies will run for a period of years before final conclusions can be reached, but it is expected that any significant differences between the results of the tests and the assumptions of the OMP will become apparent within a short time frame. The OMP will be revised to incorporate the results of these studies and will then be utilized as a major supporting program for any future expansions.

WASTE MANAGEMENT AND RECYCLING PT-FI has implemented aggressive waste management and recycling programs. The results of a thorough waste characterization study of PT-FI operations provided the basis for a comprehensive Solid Waste Management Plan. The plan is being implemented and conforms with GOI regulations and PT-FI's corporate waste management policies. Measures that are being implemented provide a practical means of managing all wastes in an environmentally acceptable manner, with an emphasis on recycling or reuse of wastes and substitution of materials where feasible. Waste management facilities include a state-of-the-art landfill in the lowlands as well as medical waste incinerators in the highlands. Furthermore, PT-FI has developed and implemented many programs to reuse and recycle materials that would otherwise become waste.

RECLAMATION AND REVEGETATION Programs to revegetate and reclaim the ADA have been in place for several years. A wide variety of native plants, agricultural crops and fruit trees grow well in the deposited tailings. PT-FI has other successful reclamation and revegetation projects that involve wetlands and lakes, as well as forest and agricultural areas. Also, reclamation or revegetation of the waste rock placement areas and their exposed faces is an integral part of managing waste rock and the generation of ARD. The establishment of a viable vegetative cover over the waste rock can help reduce the amount of rainfall and oxygen infiltration into the stockpiles, thereby reducing the potential for ARD generation. PT-FI has developed and implemented a program to manage and monitor the reclamation of waste rock placement areas that includes, among other things, a topsoil salvaging program, hydromulching, and the collection and planting of local plants and seeds. The reclamation program developed by PT-FI will provide a stable vegetative cover for the impacted areas and form an ecosystem for suitable land use following mining operations.

INDEPENDENT ENVIRONMENTAL AUDIT BY DAMES & MOORE The findings of a voluntary independent environmental audit of PT-FI's operations by Dames & Moore, an internationally recognized consulting firm, were reported to the GOI in April 1996. The report concluded that: (1) the tailings produced by PT-FI's Irian Jaya

					[PAGE]  13


	Banana trees and other vegetation growing in a tailings reclamation demonstration plot. Native plants and agronomic species grow and reproduce in reclaimed tailings.
					[PHOTO]

operations are non-toxic; (2) the TRMP is the best practical means to manage the tailings given the existing conditions; (3) the OMP, once fully operational, will be compatible with best international mining practices; (4) PT-FI complies in all material respects with GOI regulations; and (5) there is no impact to biodiversity from PT-FI operations. The audit report contained 33 recommendations to improve the understanding and management of environmental impacts at the site. Of those recommendations, 22 have been implemented or are in the process of being implemented and 11 are under various phases of study. PT-FI is committed to carrying out the full scope of recommendations from the audit and all are expected to be implemented by the end of 1997. A program of independent external audits, as well as internal company audits, will continue through the life of the mining operation to ensure the environmental programs will remain sound.

ATLANTIC COPPER HOLDING, S.A. (ATLANTIC) In 1996, Atlantic successfully completed the environmental improvement project started in 1994 in conjunction with expansion activities at its copper smelter in Huelva, Spain. New technology substantially reduced atmospheric emissions from its operations even with an increase in production capacity. In addition, dust emissions have decreased as a result of the installation of new facilities for handling ore concentrates and the addition of new bag filters in the concentrate drying and furnace tapping areas. New gas scrubbers have significantly reduced acid mist and particulate emissions.

An Environmental Management System (EMS) was developed and is expected to be fully implemented in 1997. The EMS was developed to allow Atlantic to be certified under the International Standards Organization (ISO) 14001 Standard. The ISO 14001 Standard is a management standard that provides an internationally recognized blueprint for managing the environmental aspects and impacts of a company. Atlantic is already certified under the ISO 9000 Standard for Quality Management. Atlantic maintains excellent relations with local and regional environmental authorities and works closely with their representatives in monitoring and interpreting data from emissions and effluents.

Atlantic has instituted a program of support and protection of the arts and sciences, public communication and community relations. This program is carried out both individually and in conjunction with the Association of Chemical Industries in Huelva. Activities under the program include: (1) chemical industry courses for teachers; (2) joint research projects with several universities in Spain; (3) plant visit programs;

					[PAGE] 14

(4) scholarship programs; (5) sponsorship of annual gatherings of industry journalists; (6) financial aid to certain social and sports organizations;
(7) foreign student exchange programs and (8) cultural sponsorship of many other community activities, all intended to form a strong bond with the local community.

				SOCIAL RESPONSIBILITY REPORT

FCX and PT-FI recognize the importance of establishing strong relationships with the people in the area of their operations and the important role that those relationships have in defining a truly world-class mining operation. FCX also recognizes the need for thoughtful and sensitive developmental programs, in conjunction with local and national government programs, to support the relationship building and development process. When PT-FI initiated operations in Irian Jaya nearly 30 years ago there were only approximately 400 local Amungme and Kamoro people living in the highlands and lowlands areas. Today, over 50,000 people have moved into the area because of the opportunities offered by our mine. Following is an update of our ongoing activities addressing the social issues surrounding our operations.

CREATION OF AN INTEGRATED DEVELOPMENT PLAN FOR PT-FI'S OPERATIONAL AREA During 1996, PT-FI and the GOI worked with expert consultants and the local people within our area of operations to create comprehensive land use and human resource development plans. Although the plans are not yet in final form, they are substantially complete and outline developmental concepts for the area.

Central to the GOI's plan, which PT-FI fully supports, is the active participation of the local people in decision making processes connected with the implementation of the plans. The Integrated Timika Development Plan (ITD) is enabled by a Project Implementation Unit made up of representatives of the local people and government officials, as well as companies and agencies that provide financial and logistical support to the development process in the Timika area. Although PT-FI is the largest contributor to the ITD process, providing one percent of its annual revenue each year for the next 10 years, other companies and agencies are expected to become more active. As a point of interest, PT-FI has spent in excess of $100 million on similar community development projects over the last seven years.

OPERATIONAL AREA GAINS HIGHER GOVERNMENTAL STATUS In October 1996, PT-FI's operational area was upgraded from the status of a kecamatan (one of the lowest levels of governmental presence) to a kabupaten representing a much higher level of governmental presence and status. Furthermore, a bupati (who would be the equivalent of a county or parish executive in the United States) has been appointed by the governor of Irian Jaya and has taken up residence in Timika. In time, he will be joined by other government officials as are appropriate for a kabupaten. A more active governmental presence permits PT-FI to focus on its mining operations and allows government agencies to take the lead in providing the social services needed by the local people and others who have migrated to the area.

LABAT-ANDERSON INDEPENDENT SOCIAL AUDIT In early 1996, the international consulting firm of Labat-Anderson undertook a comprehensive audit of social programs at PT-FI's operations in Irian Jaya. The team included Labat-Anderson personnel as well as nationally recognized Indonesian scientists and other experts from around the world. Labat-Anderson issued an interim report which recognized the positive social and cultural impacts of PT-FI's efforts in the areas of public health, education, training, economic and community development, cultural preservation and agriculture. The report also included a number of recommendations and stated that, in the past, PT-FI had often placed more emphasis on creating and implementing programs that it thought appropriate rather than responding solely to the local peoples' social, cultural and community needs. PT-FI either already had undertaken or has now undertaken the implementation of all the recommendations that were within its control; three of the recommendations were offered to the GOI for changes in their procedures or programs. During the audit, civil disturbances occurred in Tembagapura, Timika and other areas of Irian Jaya. Labat-Anderson is monitoring the implementation of new programs, including the ITD, in light of these events, and the firm is expected to issue its final report once monitoring is completed in 1997.

PT-FI'S LAND AND MINERAL RIGHTS Under the constitution and laws of the Republic of Indonesia, the GOI holds title to all land and natural resources for the benefit of the people. The GOI may grant mining rights to approved contractors pursuant to a COW, which has the force of law. COWs establish a comprehensive legal,

					[PAGE] 15

tax and royalty framework under which the contractor is authorized to explore and develop minerals within a defined area. In addition to paying taxes and royalties, the contractor assumes obligations to limit environmental harm and to promote local economic and social development. COWs are reviewed by Indonesia's Parliament, approved by the President of Indonesia and administered by the Department of Mines.

PT-FI's mining operations are governed by a COW, which grants PT-FI the right to use defined land areas (the Contract Area and Project Area) for exploration and mining activities. In addition to its COW, PT-FI and the GOI have several agreements with local tribes in Irian Jaya covering the use of lands historically used by them. Under these agreements, the local people have released to PT-FI their customary or traditional tribal rights to use these lands.

Although PT-FI has been advised that all of these agreements are valid, and that it has no legal obligation to offer any additional compensation, PT-FI recognizes the special relationship the local people have with their traditional lands and has, among other things, recently proposed an initiative referred to as the "Agreement for Additional Recognition," which would further involve local tribes in the management of certain lands contained in the Contract Area. This initiative would provide the original local people with additional compensation based on the profitability of the mine and was proposed following extensive discussion and review by local leaders, their advisors, government representatives and PT-FI. The initiative would provide the original local tribes in the Project Area with rights that are substantially equivalent to an ownership in shares of PT-FI's common stock, which include voting rights at PT-FI's general shareholders' meetings, as well as monetary payments on an ongoing basis roughly equal to the dividends payable each year on that portion of PT-FI's common stock. In 1996, the amount of these payments would have been approximately $500,000. The initiative has not yet been accepted by all parties.

INCREASED EMPLOYMENT OPPORTUNITIES FOR THE LOCAL PEOPLE PT-FI has created the Office of Irianese Employment and Development as a counseling and employment advocacy office for the local people. This office oversees the PT-FI Basic Skills Development Center (which provides training and employment of local people with limited education and little, if any, work experience), the PT-FI Work Skills Development Center (providing more advanced and technical skills training) and the PT-FI Bridge Program (for high school graduates who are already employed by PT-FI). These programs support PT-FI's goal of doubling local employment in five years and doubling that number again in ten years. PT-FI is also committed to at least double the number of Irianese employees at the supervisory and managerial levels of the company. Irianese employees now represent approximately 15 percent of PT-FI's workforce, an increase of 50 percent since April 1996.

MALARIA CONTROL AND PUBLIC HEALTH As PT-FI's operations expand and the population density in the area increases, the need for coordinated medical care and public health services becomes more important. This is necessary both from a developmental and an operational perspective.

Since the beginning of its operations, PT-FI has made access to the company's medical facilities, which are among the finest in all of Indonesia, available without charge to the local people in our area of operations. However, it has been recognized that "Western-style" curative care medicine is not generally appropriate for the local people in a developmental situation. For that reason, in 1991 PT-FI formalized its Malaria Control and Public Health Program to seek ways in which to develop community based education and preventative medicine initiatives which might better address the health care needs of the local people. In 1996, PT-FI contracted with a world-renowned expert in malaria and tropical medicine to lead the next phase of the project. PT-FI is actively working with the GOI's Ministry of Health to create a well coordinated program to address the health needs of the entire area. Although the incidence of malaria has decreased substantially, work needs to continue to keep malaria, tuberculosis and other diseases under control.

INSTITUTIONAL AND COMMUNITY DEVELOPMENT One of the major developmental challenges for the local people is the establishment of local institutions that can help them relate to the local government as well as to PT-FI and each other. Tribal culture has tended to be very individual, which has made effective communication between the people and other institutions difficult. As the entire area develops and changes, helping the local people create the institutions necessary for communication, negotiation and problem solving is essential. In

					[PAGE] 16

	Students are taught at a PT-FI supported government education program in Timika. Through support of schools, scholarship programs and infrastructure improvement, PT-FI helps local students gain valuable knowledge and skills.
					[PHOTO]

addition, villages such as Kwamki Lama and Waa-Banti-Utikini have "mixed tribes" which has not been typical in the past. These "mixed villages" require a geographic rather than a tribal identity. Through the expertise of the government, non-government organizations, including churches and church groups in the region, and others, positive steps are being taken to foster institution and community development throughout the area.

HUMAN RIGHTS FCX supports and upholds the human rights of all people and has publicly condemned human rights violations. FCX applauds the government's arrest, trial, conviction and incarceration of those responsible for local human rights violations. FCX does believe that a strong, but just and compassionate, law enforcement presence is necessary in Irian Jaya just as in every other area in the world. This is important for the safety of our employees and all who are in the area.

					[PAGE] 17

FREEPORT-McMoRan COPPER & GOLD INC.

	               SELECTED FINANCIAL AND OPERATING DATA

                     1996        1995        1994        1993         1992
                  ----------  ----------  ----------  ----------   ----------
                    (Financial Data In Thousands, Except Per Share Amounts)

FCX FINANCIAL DATA
Years Ended December 31:
Revenues          $1,905,036  $1,834,335  $1,212,284  $  925,932   $  714,315
Operating income     638,261a    596,432b    280,134c    155,319d     276,429
Net income applicable
 to common stock     174,680a    199,465b     78,403c     21,862d,e   122,868
Net income per
 common share            .89a        .98b        .38c        .11d,e       .66
Dividends paid
 per common share        .90        .675         .60         .60          .60
Average common
 shares outstanding  196,682     204,406     205,755     197,929      187,343

At December 31:
  Property, plant
   and equipment,
   net             3,088,644   2,845,625   2,360,489   1,646,603      993,412
  Total assets     3,865,534   3,581,746   3,040,197   2,116,653    1,694,005
  Long-term debt,
   including current
   portion and
   short-term
   borrowings      1,562,916   1,167,232     549,710     260,659      723,583
  Mandatory
   redeemable
   preferred
   stock             500,007     500,007     500,007     232,620         -
  Stockholders'
   equity            675,379     881,674     994,975     947,927      646,457

PT-FI OPERATING DATA
Ore milled (metric
 tons per day)       127,400     111,900      72,500      62,300       57,600
Copper grade (%)        1.35        1.32        1.51        1.57         1.59
Gold grade
  Grams per metric ton  1.52        1.39        1.31        1.46         1.35
  Ounce per metric ton  .049        .045        .042        .047         .043
Silver grade
  Grams per metric ton  3.10        3.17        3.02        4.02         4.79
  Ounce per metric ton  .100        .102        .097        .129         .154
Recovery rate (%)
  Copper                83.8        85.0        83.7        87.0         88.2
  Gold                  77.1        74.3        72.8        76.2         73.7
  Silver                64.6        63.2        64.7        67.2         65.5
Copper (000s of recoverable pounds)
  Production       1,118,800     978,000     710,300     658,400      619,100
  Sales            1,097,000     985,100     700,800     645,700      651,800
  Average
   realized price      $1.02f      $1.22f      $1.02f       $.90f       $1.03
Gold (recoverable ounces)
  Production       1,695,200   1,310,400     784,000     786,700      641,000
  Sales            1,698,900   1,353,400     794,700     762,900      679,300
  Average
   realized price    $390.96g    $383.73g    $381.13     $361.74      $340.11
Silver (recoverable ounces)
  Production       2,360,600   2,303,000   1,305,400   1,541,200    1,642,500
  Sales            2,532,000   2,349,400   1,335,400   1,480,900    1,804,400
  Average
   realized price      $4.95       $4.99       $5.08       $4.15        $3.72

ATLANTIC COPPER OPERATING DATA (since acquisition)
Concentrate treated
   (metric tons)     804,500     434,400h    485,300     330,200
  Anodes (000s of pounds)
  Production         547,900     296,000     347,500     299,300
  Sales               77,300      44,600      38,300       3,300
  Cathodes (000s of pounds)
  Production         462,900     258,200     312,100     227,300
  Sales (including
   wire rod)         461,100     280,200     309,400     294,800
  Cathode cash
   production cost
   per pound            $.15        $.18        $.17        $.18

a. Includes charges totaling $17.4 million ($8.0 million to net income or $0.04 per share) consisting of $12.7 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $3.0 million for costs related to a civil disturbance and $1.7 million for an early retirement program.

b. Includes charges totaling $49.6 million ($26.9 million to net income or $0.13 per share) consisting of $29.8 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $12.5 million for a materials and supplies inventory reserve adjustment in connection with the completion of PT-FI's 118,000 metric tons per day expansion program and $7.3 million for an early retirement program.

c. Includes a $32.6 million insurance settlement gain ($17.4 million to net income or $0.08 per share).

d. Includes charges totaling $37.1 million ($20.5 million to net income or $0.10 per share) for restructuring and other related costs.

e. Includes a $9.9 million cumulative charge ($0.05 per share) for changes in accounting principle.

f.   Amounts were $0.97 in 1996, $1.28 in 1995, $1.15 in 1994 and
     $0.82 in 1993 before hedging adjustments.

g. Amounts were $382.62 in 1996 and $380.85 in 1995 before hedging adjustments.

h. Reflects shutdowns caused by a strike at an adjacent plant, expansion equipment tie-ins and normal maintenance turnarounds.

					[PAGE] 18

                                             FREEPORT-McMoRan COPPER & GOLD INC.

		    MANAGEMENT'S DISCUSSION AND ANALYSIS

					OVERVIEW

To enhance understanding of Freeport-McMoRan Copper & Gold Inc.'s
(FCX) financial results, the components of Management's Discussion and Analysis are presented adjacent to the pertinent financial data. Accordingly, in addition to the discussion that begins on this page and continues through page 24, further analyses of consolidated results of operations can be found on page 27, cash flows and liquidity on page 29, and capital resources and financial condition on page 31, as well as the Environmental/Social Responsibility Report on pages 11 through 17. The results of operations reported and summarized throughout are not necessarily indicative of future operating results.

FCX operates through its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI) and P.T. IRJA Eastern Minerals Corporation (Eastern Mining), and through Atlantic Copper Holding, S.A. (Atlantic), a wholly owned subsidiary. PT-FI's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Irian Jaya, Indonesia and the worldwide marketing of concentrates containing those metals. PT-FI also has a 25 percent interest in a joint venture to construct and operate a copper smelter and refinery in Indonesia. Eastern Mining conducts mineral exploration activities in Irian Jaya. Atlantic, formerly Rio Tinto Minera, S.A., is engaged in the smelting and refining of copper concentrates in Spain and marketing refined copper products.

In October 1996, FCX and The RTZ-CRA Group (RTZ-CRA) completed definitive documentation for exploration and expansion joint venture arrangements (Note 2). As a result, RTZ-CRA (1) fully funded its $100 million exploration commitment, (2) reimbursed PT-FI for expansion capital expenditures previously incurred, (3) began funding expansion costs pursuant to the agreement, and (4) became a 40 percent joint venture partner in PT-FI's current expansion project above its existing operations and, if RTZ-CRA elects to participate, in future development projects under PT-FI's Contract of Work (COW) and Eastern Mining's COW.

The FCX/RTZ-CRA exploration joint ventures are continuing their exploration activities within the original 24,700 acre Block A area, the adjacent approximate 3.25 million acre Block B area and the approximate 1.8 million acre Eastern Mining area. As required by the applicable COW, PT-FI has relinquished its rights to approximately
3.25 million acres at Block B and is required under the terms of its COW to make one final relinquishment of approximately 1.6 million acres no later than December 1998. Eastern Mining has relinquished an approximate 0.7 million acre area and must relinquish an additional approximately 1.2 million acres in two equal installments no later than August 1998 and August 2001. For a discussion of exploration cost sharing arrangements with RTZ-CRA, see "Exploration Expenses" on page 27.

At December 31, 1996, PT-FI added new proved and probable recoverable reserves totaling approximately 161 million metric tons of ore representing 4.1 billion pounds of copper, 4.9 million ounces of gold and 10.3 million ounces of silver. Pursuant to the joint venture arrangements between FCX and RTZ-CRA, RTZ-CRA has the conditional right to a 40 percent interest in new reserves discovered subsequent to December 31, 1994, within PT-FI's Block A area. RTZ-CRA does not participate in PT-FI ore reserves discovered prior to December 31, 1994. PT-FI's proved and probable recoverable reserves at December 31, 1996 totaled, on a 100 percent basis, 2.0 billion metric tons of ore averaging 1.19 percent copper, 1.18 grams of gold per ton and 3.80 grams of silver per ton representing 43.2 billion pounds of copper, 55.3 million ounces of gold and 118.7 million ounces of silver (Note 14).

In February 1997, FCX agreed to acquire a 15 percent interest in two Indonesian joint ventures, one controlling the mining rights to the Busang II exploration area and the other controlling the mining rights to the Busang III exploration area in Kalimantan, Indonesia. Each joint venture will form an Indonesian company which is expected to be granted a COW to explore and develop the mining rights in the Busang II and Busang III areas, respectively. Each of the two Indonesian companies will be owned 45 percent by BRE-X Minerals LTD., 40 percent by Indonesian interests, including the Government of Indonesia (GOI) which has given its support for the joint ventures to proceed with developing the Busang properties, and 15 percent by FCX. The joint venture participants have agreed to appoint FCX as the operator of the Busang II and Busang III properties providing FCX the authority to explore and develop these areas. In consideration for the transaction, FCX has agreed to provide 25 percent of the total estimated cost up to $400 million of delineating proved and probable reserves and constructing the initial Busang mine complex. Additionally, FCX has obtained, on

					[PAGE] 19

FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

behalf of the Indonesian companies, a $1.2 billion project financing commitment from The Chase Manhattan Bank for the remaining estimated costs of the initial Busang mine complex. This transaction is subject to, among other things, the approval of the commissioners and directors of the respective companies as well as the GOI.

				RESULTS OF OPERATIONS

Summary operating results by subsidiary follow (in millions):

                                          1996          1995          1994
                                       ----------    ----------    ----------
PT-FI                                  $    648.0    $    679.7    $    295.4
Atlantic                                      6.4         (24.1)            -
Eastern Mining                                  -          (4.0)         (8.8)
Intercompany eliminations and other  a      (16.1)        (55.2)         (6.5)
                                       ----------    ----------    ----------
  Operating income                     $    638.3    $    596.4    $    280.1
                                       ==========    ==========    ==========

a. Profit on PT-FI sales to Atlantic is not reflected in FCX's consolidated results until completion of the smelting and refining process. The eliminations totaled $2.7 million in 1996, $(40.4) million in 1995 and $4.6 million in 1994. The increased level of PT-FI concentrate sales to Atlantic at the end of 1995 to support the expanded smelter capacity resulted in significant intercompany eliminations.

PT-FI OPERATING RESULTS - 1996 COMPARED WITH 1995. PT-FI's 1996 revenues were slightly higher than 1995 revenues as record sales volumes were substantially offset by a decline in copper realizations. A reconciliation of PT-FI revenues from 1995 to 1996 follows (in millions):

Revenues -1995                                      $  1,477.9
Increases (decreases):
  Sales volumes:
    Copper                                               136.7
    Gold                                                 132.6
  Price realizations:
    Copper                                              (222.7)
    Gold                                                  12.3
  Treatment charges, royalties and other                 (51.0)
                                                    ----------
Revenues -1996                                      $  1,485.8
                                                    ==========

Copper sales volumes rose 11 percent and gold sales volumes rose 26 percent as a result of a 14 percent increase in average mill throughput and improvements in copper and gold ore grades and gold recovery rates (see Selected Financial and Operating Data). Copper realizations declined from $1.22 per pound in 1995 to $1.02 per pound in 1996. PT-FI's 1996 revenues include net additions totaling $38.2 million recognized under PT-FI's copper price protection program, compared with net reductions totaling $68.6 million in 1995. Average 1996 gold realizations were slightly higher compared to 1995. PT-FI's revenues also include additions totaling $14.1 million in 1996 and $3.9 million in 1995 recognized on gold forward sales contracts. Treatment charges increased in 1996 because of the increased sales volumes coupled with higher negotiated rates because of tighter market conditions. Despite higher sales volumes, royalties were lower because of lower copper prices.

					[PAGE] 20

							FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

			PT-FI GROSS PROFIT PER POUND OF COPPER

                                             1996          1995
                                          ----------    ----------
								   (Cents)
Average realized price a                       101.9         122.2
                                          ----------    ----------
Production costs:
  Site production and delivery                  52.4          54.0b
  Gold and silver credits                      (61.3)        (53.8)
  Treatment charges                             22.9          19.6
  Royalty on metals                              2.8           4.3
                                          ----------    ----------
    Cash production costs                       16.8          24.1
  Depreciation and amortization                 13.0          10.4
                                          ----------    ----------
    Total production costs                      29.8          34.5
                                          ----------    ----------
Revenue adjustments c                           (2.0)         (2.1)
                                          ----------    ----------
                                                70.1          85.6
                                          ==========    ==========

a. Amounts were $0.97 in 1996 and $1.28 in 1995 before hedging adjustments.

b. Excludes an inventory reserve adjustment of $12.5 million (1.3 cents per pound).

c. Reflects adjustments for prior year concentrate sales and amortization of the price protection program cost.

     [Graph of mill throughput]        [Graph of cash production costs]
	1996 - 127,400 MTPD			1996 - 16.8 cents per pound
	1995 - 111,900 MTPD			1995 - 24.1 cents per pound
	1994 -  72,500 MTPD			1994 - 40.1 cents per pound

Average cash production costs in 1996 of 16.8 cents per pound of copper were 30 percent lower than the comparable 1995 average. Higher gold sales and realizations resulted in improved gold credits. Higher treatment charges reflect tightening smelter capacity. Treatment charge rates for a significant portion of PT-FI's 1997 projected sales were negotiated in the fourth quarter of 1996 based on then current market conditions. As a result of a continued tightening in the smelter market, treatment charges are expected to increase again in 1997. PT-FI's copper royalty rate varies from 1.5 percent, at a copper price of $0.90 or less, to 3.5 percent, at a copper price over $1.10, on the value of copper sold (after delivery costs, other selling costs and treatment charges); the gold and silver royalty rate is 1.0 percent.

PT-FI's 1996 depreciation rate of 13.0 cents per pound of copper reflects depreciation for the expanded operations and a half year's depreciation for the first phase of the enhanced infrastructure program (EIP). The EIP is designed to provide the infrastructure needed for PT-FI's current and anticipated expanded future operations, to enhance the living conditions of PT-FI's employees, and to develop and promote the growth of local and third party activities and enterprises in Irian Jaya. The 1995 rate did not include the EIP costs. The 1997 depreciation rate is expected to increase to 15.0 cents per pound of copper to reflect a full year of depreciation for the EIP and other capital additions.

ATLANTIC OPERATING RESULTS - 1996 COMPARED WITH 1995. Atlantic completed the expansion of its smelter from 150,000 to 270,000 metric tons of metal per year and reached full production capacity in June 1996. For 1996, Atlantic reported higher revenues ($778.1 million compared to $541.3 million in 1995) and cost of sales ($759.4 million compared to $546.5 million in 1995) because of increases in production from its newly expanded facilities. Shutdowns in 1995 caused by a strike at an adjacent plant, expansion equipment tie-ins and normal maintenance turnarounds impacted 1995 results adversely. Atlantic benefited from higher volumes and lower cathode cash production cost per pound, $0.15 per pound in 1996 compared with $0.18 per pound in 1995. Higher treatment charges, which negatively affected PT-FI, benefited Atlantic. With completion of Atlantic's expansion, the effect of an equivalent change in treatment charges on PT-FI and Atlantic will now largely offset in FCX's consolidated financial results, after taking into account income taxes and minority interests.

					[PAGE] 21

FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

A portion of Atlantic's operating costs are paid in Spanish pesetas and certain assets and liabilities of Atlantic are denominated in Spanish pesetas. On an annual basis, a one peseta change in the U.S. dollar and Spanish peseta exchange rate results in an approximate $2 million change in FCX's annual net income before any hedging effects. Other income includes $10.3 million in 1996 for currency translation gains on Atlantic's net peseta liability position. During 1996, Atlantic implemented a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta exchange rate. Currently, the program hedges approximately 80 percent of Atlantic's projected net peseta cash outflows with options and foreign exchange contracts through February 1998 (Note 12).

PT-FI OPERATING RESULTS - 1995 COMPARED WITH 1994. FCX's revenues and gross profit rose significantly in 1995, reflecting higher PT-FI copper and gold sales volumes and copper realizations combined with lower unit cash production costs. A reconciliation of PT-FI revenues from 1994 to 1995 follows (in millions):

Revenues -1994                                      $    831.6
Increases (decreases):
  Sales volumes:
    Copper                                               290.5
    Gold                                                 212.9
  Price realizations:
    Copper                                               196.8
    Gold                                                   3.5
  Treatment charges, royalties and other                 (57.4)
                                                    ----------

Revenues -1995                                      $  1,477.9
                                                    ==========

Copper sales volumes in 1995 rose 41 percent and gold sales volumes rose 70 percent as a result of a 54 percent increase in mill throughput and improved recovery rates compared to 1994, although copper ore grades were lower in 1995. Copper prices remained strong throughout 1995 and average gold realizations were virtually unchanged from 1994. Total 1995 treatment charges and royalties increased primarily because of higher sales volumes and copper prices. However, per pound treatment charges declined in 1995 because of reduced rates negotiated in late 1994, somewhat offset by higher price participation payments which vary with the price of copper.

		   PT-FI GROSS PROFIT PER POUND OF COPPER

                                             1995          1994
                                          ----------    ----------
								   (cents)
Average realized price a                       122.2         102.2
                                          ----------    ----------
Production costs:
  Site production and delivery                  54.0b         57.3
  Gold and silver credits                      (53.8)        (43.9)
  Treatment charges                             19.6          23.9
  Royalty on metals                              4.3           2.8
                                          ----------    ----------
    Cash production costs                       24.1          40.1
  Depreciation and amortization                 10.4           7.5
                                          ----------    ----------
    Total production costs                      34.5          47.6
                                          ----------    ----------
Revenue adjustments                             (2.1)         (0.7)
                                          ----------    ----------
                                                85.6          53.9
                                          ==========    ==========

a. Amounts were $1.28 in 1995 and $1.15 in 1994 before hedging adjustments.

b. Excludes an inventory reserve adjustment of $12.5 million (1.3 cents per pound).

PT-FI completed its 118,000 metric tons of ore per day (MTPD) expansion during the second quarter of 1995, nearly seven months ahead of schedule. Mill throughput averaged 111,900 MTPD for 1995, 54 percent higher than the 1994 average, and cash production costs of 24.1 cents per pound of copper were 40 percent lower than the 1994 average. Gold and silver credits per pound increased 23 percent because of a rise in comparative gold grades and recovery rates. Unit royalties rose in 1995 because of higher

					[PAGE] 22

							FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

copper prices. PT-FI's 1995 depreciation rate averaged 10.4 cents per pound of copper (11.0 cents per pound during the second half of 1995) reflecting the additional capital expenditures necessary to support the expanded operations.

ATLANTIC OPERATING RESULTS - 1995 COMPARED WITH 1994. During 1995, Atlantic's smelter was shut down for approximately seven weeks for expansion equipment tie-ins and a major maintenance turnaround. Major maintenance turnarounds on the smelter furnace are scheduled every eight years. The smelter was later shut down for one week because of the curtailment of cooling water at Atlantic's facilities caused by a labor strike at an adjacent facility. Significantly lower treatment charge rates and the strengthening of the Spanish peseta in relation to the U.S. dollar also adversely affected Atlantic's operating results. Effective January 1996, Atlantic changed its functional currency from the Spanish peseta to the U.S. dollar, reflecting changes in its business related to its expansion and the sale of its mining operations in Spain.

			MARKETING AND PRICE PROTECTION

PT-FI's copper concentrates, which also contain significant amounts of gold, are sold primarily under long-term sales agreements. PT-FI's primary markets are currently in Asia and Europe. PT-FI has commitments from various parties, including Atlantic, to purchase virtually all of its estimated 1997 production at market prices. Sales for 1997 are estimated to be approximately 1.1 billion pounds of copper and 1.65 million ounces of gold. Strong 1997 copper and gold sales reflect the expectation of producing higher than mine-life average grades during the year. First-quarter 1997 production and sales, however, are expected to be affected adversely by the anticipated mining of lower grade ore. First-quarter 1997 sales are expected to approximate 235 million pounds of copper and 325,000 ounces of gold.

The  significant decline in copper prices during 1996 increased the value of put option contracts that PT-FI purchased under its price protection program to provide a floor price of $0.90 per pound for essentially all copper sales through the second quarter of 1997 at an average cost of approximately $0.02 per pound. During the third quarter of 1996, PT-FI sold all of its put option contracts covering approximately 1.2 billion pounds of copper for $97.2 million cash. As a result, PT-FI is reporting copper revenues through June 30, 1997 at a higher price than realized under its copper concentrate sales contracts, but PT-FI no longer has any
price protection on its copper sales.   As conditions warrant, PT-FI
may enter into new contracts to provide a floor price for its future copper sales through put option contracts, when attainable at an acceptable cost, to protect cash flow from the impact of potentially significant declines in copper prices while providing full participation in potentially higher prices. For 1996, PT-FI recognized $51.1 million of additional copper revenues from the sale of its put option contracts. PT-FI will recognize additional copper revenues from the sale of put option contracts totaling $23.0 million in the first quarter of 1997 and $23.1 million in the second quarter of 1997.

The significant decline in gold prices in early 1997 increased the value of forward gold sales contracts that PT-FI entered into on 876,000 ounces of gold sales at an average price of $376.08 per ounce from February 1997 through August 1997. In February 1997, PT-FI closed these contracts and realized $30.1 million cash. As a result, PT-FI will report gold revenues through August 1997 at a higher price than realized under its contract terms with customers, but no longer has any forward gold sales. PT-FI will recognize additional gold revenues from closing forward sales contracts totaling $6.6 million in the first quarter of 1997, $17.5 million in the second quarter of 1997 and $6.0 million in the third quarter of 1997.

PT-FI's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final settlement generally based on the average London Metal Exchange
(LME) price for a specified future month. Copper revenues on provisionally priced "open" pounds are adjusted monthly based on then current prices. At December 31, 1996, copper sales totaling
301.2 million pounds, which were recorded at an average price of $0.96 per pound, remained to be finally priced. Approximately 60 percent of these "open" pounds are expected to be finally priced during the first quarter of 1997 with most of the remaining pounds to be priced during the second quarter of 1997. A one cent movement in the average price used for these "open" pounds will have an approximate $1.3 million impact on FCX's 1997 net income.

					[PAGE] 23

FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

Atlantic's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, thereby protecting Atlantic from most copper price risk. Atlantic enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not offset. At December 31, 1996, Atlantic had contracts to sell 1.7 million pounds of copper at an average price of $1.02 per pound and contracts to purchase 8.2 million pounds of copper at an average price of $0.93 per pound. PT-FI has a long-term contract to provide Atlantic with approximately 50 percent of its copper concentrate requirements at market prices.

				   OTHER MATTERS

P.T. Nusantara Ampera Bakti (PT Nusamba) is undertaking a purchase of the ownership of P.T. Indocopper Investama Corporation (PT-II), a
9.4 percent owner of PT-FI, not owned by FCX. FCX owns 49 percent of PT-II. FCX has agreed to guarantee up to $256 million of financing being provided by a group of commercial banks to PT Nusamba. The guarantee would be secured by an interest in the PT-II shares. FCX has also agreed to lend funds to PT Nusamba to service the interest cost on this debt to the extent that it is not funded through PT Nusamba's share of dividends from PT-FI.

FCX believes that PT-FI's operations are being conducted pursuant to necessary permits and are in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. FCX also believes that its current operations have not had, and that its expanded operations will not have, a significant adverse impact on the environment. However, in the last two years various groups have expressed heightened concerns about the environmental impact of PT-FI's operations. In 1995 the Overseas Private Investment Corporation (OPIC), a quasi-governmental agency of the United States, sought to terminate FCX's $100 million political risk insurance policy, citing, among other things, perceived environmental concerns about PT-FI's expanded operations. FCX believed that there was neither a factual nor a legal basis for OPIC's action, and the matter was submitted to arbitration even though the availability of the insurance was not financially material to FCX. In April 1996, FCX and OPIC agreed to terminate the arbitration proceedings with OPIC agreeing to reinstate the political risk insurance through the end of 1996, and FCX agreeing to make annual contributions to a trust fund that FCX will manage to finance environmental initiatives and that will accumulate a total of $100 million at the end of the mine's life. In September 1996, FCX notified OPIC and certain other insurers that it elected to terminate all of its political risk insurance.

A March 1996 civil disturbance, in which Irianese tribes people engaged in acts of vandalism to PT-FI property, resulted in an approximate three-day closure of the mine and mill as a precautionary measure. Full production was promptly restored after the GOI increased its military presence in the area. Concentrate shipments to customers were not interrupted. There have been no further disruptions since the March 1996 event. See FCX's Social Responsibility Report beginning on page 15 for information about FCX's social programs.

				CAUTIONARY STATEMENT

Management's discussion and analysis contains forward-looking statements regarding mineral reserves, treatment charge rates, depreciation rates, copper and gold grades and sales volumes, exploration expenditures, the results of Indonesian and U.S. income tax examinations, capital expenditures, expansion costs, Gresik smelter costs, the availability of financing, future environmental costs and relations with the indigenous population of Irian Jaya. Important factors that might cause future results to differ from these projections are described in more detail in FCX's Form 10-K filed with the Securities and Exchange for the year ended December 31, 1996.

					[PAGE] 24

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


/s/ James R. Moffett 				    /s/ Richard C. Adkerson
James R. Moffett                              Richard C. Adkerson
Chairman of the Board and                     Executive Vice President and
Chief Executive Officer                       Chief Financial Officer



			REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:
We have audited the accompanying balance sheets of Freeport-
McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1996 and 1995, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP

New Orleans, Louisiana,
  January 21, 1997

					[PAGE] 25

FREEPORT-McMoRan COPPER & GOLD INC.

                        STATEMENTS OF INCOME

                                    Years Ended December 31,
                          ------------------------------------------
                             1996            1995            1994
                          ----------      ----------      ----------
                           (In Thousands, Except Per Share Amounts)

Revenues                  $1,905,036      $1,834,335      $1,212,284
Cost of sales:
Production and delivery      951,863         934,707         740,261
Depreciation and
 amortization                173,978         124,055          75,100
                          ----------      ----------      ----------
  Total cost of sales      1,125,841       1,058,762         815,361
Exploration expenses               -          13,888          40,380
Gain on insurance
 settlement                        -               -         (32,602)
General and
 administrative expenses     140,934         165,253         109,011
                          ----------      ----------      ----------
  Total costs and
   expenses                1,266,775       1,237,903         932,150
                          ----------      ----------      ----------
Operating income             638,261         596,432         280,134
Interest expense, net       (117,291)        (50,080)              -
Other income (expense), net      976          (1,590)         (1,042)
                          ----------      ----------      ----------
Income before income
 taxes and minority
 interests                   521,946         544,762         279,092
Provision for income
 taxes                      (247,168)       (234,044)       (123,412)
Minority interests in
 net income of consolidated
 subsidiaries                (48,529)        (57,100)        (25,439)
                          ----------      ----------      ----------
Net income                   226,249         253,618         130,241
Preferred dividends          (51,569)        (54,153)        (51,838)
                          ----------      ----------      ----------
Net income applicable
 to common stock          $  174,680      $  199,465      $   78,403
                          ==========      ==========      ==========

Net income per primary and
 fully diluted share of
 common stock                   $.89            $.98            $.38
                                ====            ====            ====

Average common shares
 outstanding                 196,682         204,406         205,755
                             =======         =======         =======

Dividends paid per common
 share                          $.90           $.675            $.60
                                ====           =====            ====

The accompanying Notes to Financial Statements are an integral part of these financial statements.

					[PAGE] 26

				                FREEPORT-McMoRan COPPER & GOLD INC.

			MANAGEMENT'S DISCUSSION AND ANALYSIS

			CONSOLIDATED RESULTS OF OPERATIONS

REVENUES. Increased production upon completion of FCX's most recent expansions resulted in higher sales volumes in 1996 and 1995.
Revenues in 1996 compared with 1995 benefited from the higher volumes partially offset by lower copper realizations, while 1995 revenues exceeded 1994 because of higher volumes and realizations.

COST OF SALES. Production and delivery costs rose $17.2 million in 1996 over 1995 because of increases in production volumes; however, cost reduction efforts and efficiencies from the expansions partially offset some of those increases. Increases in depreciation and amortization were caused by additions to property, plant and equipment to support the expanded operating levels, and by increased production as certain assets are depreciated on the unit-of-production method.

EXPLORATION EXPENSES. The FCX/RTZ-CRA joint ventures incurred $39.2 million of exploration costs in 1996 as they aggressively explored the COW areas. These costs are not reflected as an expense in FCX's income statement because RTZ-CRA has funded $100 million for exploration costs beginning May 1995 with $40.0 million allocated to Block A, $35.0 million allocated to Block B and $25.0 million allocated to Eastern Mining. Exploration costs in excess of RTZ-CRA's $100 million commitment will be shared 60 percent by FCX and 40 percent by RTZ-CRA. Through December 1996, the joint ventures had incurred $70.0 million of exploration costs covered by the RTZ-CRA funding including $17.8 million in Block A, $27.5 million in Block B and $24.7 million at Eastern Mining. The 1997 FCX/RTZ-CRA joint ventures' exploration budgets total approximately $37 million, 70 percent of which is expected to be covered by RTZ-CRA funding.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 1996 and 1995 include $13.2 million and $37.1 million, respectively, for costs of stock appreciation rights and early retirement charges. General and administrative expenses declined
14.7 percent from 1995 to 1996 and as a percentage of revenues were
7.4 percent in 1996 and 9.0 percent in 1995 and 1994.

INTEREST EXPENSE, NET. FCX's total interest cost (before capitalization) rose to $140.3 million in 1996, compared to $99.9 million in 1995 and $35.1 million in 1994, because of an overall increase in debt levels associated with the expansions and the FCX share purchase program. Capitalized interest relating to the PT-FI and Atlantic expansions and the first phase of the EIP totaled $23.0 million in 1996, $49.8 million in 1995 and $35.1 million in 1994. Interest expense is expected to increase during 1997 because of higher debt levels and completion of the first phase of the EIP and the Atlantic smelter expansion. FCX has $194.0 million of interest rate swaps reducing annually through the year 2000 at an average fixed rate of 6.5 percent (Note 12).

PROVISION FOR INCOME TAXES. FCX's effective tax rate was 47 percent in 1996, 43 percent in 1995 and 44 percent in 1994 (Note 7). PT-FI's COW provides a 35 percent corporate income tax rate for PT-FI and a 15 percent withholding on dividends paid to FCX by PT-FI and on interest for debt incurred after the signing of the COW. The 15 percent withholding declines to 10 percent beginning February 1997 because of an amendment to the United States/Indonesia tax treaty. No income tax benefit has been recorded for the losses at Atlantic, which is subject to taxation in Spain, because it has not generated taxable income in recent years.

The FCX United States federal income tax returns for the years 1990-1992 and PT-FI's 1994 Indonesian income tax return are currently under examination. PT-FI has received proposed adjustments from the Indonesian tax authorities for the years 1989-1993. PT-FI is reviewing these proposed adjustments with the appropriate authorities. Management believes that it has made adequate provision so that the final resolution of the issues involved, including application of those determinations to subsequent open years, will not have a material adverse effect on the financial condition or results of operations of FCX. It is possible, however, that settlement of these issues may affect the timing and extent of PT-FI's tax payments.

MINORITY INTERESTS AND PREFERRED DIVIDENDS. Minority interests in net income of consolidated subsidiaries is primarily related to PT-FI's net income, which rose significantly in 1995 and declined somewhat in 1996. Preferred dividends are expected to decline in 1997 because of the December 1996 call for redemption of depositary shares representing FCX's Convertible Exchangeable Preferred Stock (Note 6).

					[PAGE] 27

FREEPORT-McMoRan COPPER & GOLD INC.

                      STATEMENTS OF CASH FLOW

                                    Years Ended December 31,
                          ------------------------------------------
                             1996            1995            1994
                          ----------      ----------      ----------
                                        (In Thousands)
Cash flow from operating activities:
Net income                $  226,249      $  253,618      $  130,241
Adjustments to reconcile
net income to net cash
provided by operating activities:
  Depreciation and
   amortization              173,978         124,055          75,100
  Deferred income taxes       54,194          22,735          77,507
  Deferral of unearned
   income                     97,173               -          36,207
  Recognition of unearned
   income                    (51,066)        (36,207)              -
  Minority interests'
   share of net income        48,529          57,100          25,439
  Other                       (9,625)         35,492         (12,115)
  (Increase) decrease in working capital:
    Accounts receivable        6,860           2,095         (45,543)
    Inventories               (6,474)        (47,308)        (97,050)
    Prepaid expenses
     and other                 3,906          (4,593)          2,912
    Accounts payable
     and accrued
     liabilities              42,155         (86,747)        145,197
    Accrued income taxes      14,645          72,876          (1,688)
                          ----------      ----------      ----------
  (Increase) decrease
   in working capital         61,092         (63,677)          3,828
                          ----------      ----------      ----------
Net cash provided by
 operating activities        600,524         393,116         336,207
                          ----------      ----------      ----------

Cash flow from investing activities:
Capital expenditures:
  PT-FI                     (401,538)       (435,475)       (664,735)
  PT-FI, Gresik smelter      (38,845)         (4,101)              -
  Atlantic Copper            (51,855)       (141,742)        (72,979)
  Other                            -          (2,168)              -
Investment in
 Freeport Copper Company           -         (25,000)              -
Other                          3,535          (9,656)         (5,756)
                          ----------      ----------      ----------
Net cash used in
 investing activities       (488,703)       (618,142)       (743,470)
                          ----------      ----------      ----------

Cash flow from financing activities:
  Proceeds from sale of:
     7.50% Senior notes      197,525               -               -
     7.20% Senior notes      248,045               -               -
     9 3/4% Senior notes           -               -         116,276
     Preferred stock               -               -         252,985
Proceeds from debt           317,840         617,535         526,561
Repayment of debt           (372,633)       (259,885)       (372,807)
Net proceeds from
 infrastructure financing          -         242,775         110,825
Purchase of FCX
 common shares              (220,997)       (177,755)              -
Cash dividends paid:
  Common stock              (175,766)       (137,563)       (123,503)
  Preferred stock            (52,437)        (50,591)        (46,822)
  Minority interests         (44,045)        (38,897)        (25,798)
Other                            882          12,038               -
                          ----------      ----------      ----------
Net cash provided by
 (used in) financing
 activities                 (101,586)        207,657         437,717
                          ----------      ----------      ----------
Net increase (decrease)
 in cash and cash
 equivalents                  10,235         (17,369)         30,454
Cash and cash equivalents
 at beginning of year         26,883          44,252          13,798
                          ----------      ----------      ----------
Cash and cash equivalents
 at end of year           $   37,118      $   26,883      $   44,252
                          ==========      ==========      ==========

Interest paid             $  142,170      $   91,291      $   26,332
                          ==========      ==========      ==========

Income taxes paid         $  178,328      $  138,433      $   47,593
                          ==========      ==========      ==========

The accompanying Notes to Financial Statements, which include information in Notes 1, 6 and 12 regarding noncash transactions, are an integral part of these financial statements.

					[PAGE] 28

                 					FREEPORT-McMoRan COPPER & GOLD INC.

 			 MANAGEMENT'S DISCUSSION AND ANALYSIS

				CASH FLOWS AND LIQUIDITY

FCX's primary sources of cash are operating cash flows and borrowings, while its primary cash outflows include capital expenditures, dividends and purchases of its common stock. Over the last two years, FCX has enhanced its liquidity and financial flexibility. In 1995, FCX completed its most recent expansion of mining and milling capacity to 118,000 MTPD and is operating at an average mill throughput rate in excess of 125,000 MTPD. Also in 1995, FCX established an alliance with RTZ-CRA which resulted in joint venture arrangements that reduced FCX's funding requirements for future exploration and development activities. In July 1996, the FCX and PT-FI credit facilities were amended to increase the availability under the FCX/PT-FI facilities by $250 million to a combined total of $1 billion, to lower the interest rates and to release the collateral securing FCX's borrowing and FCX's guaranty. In November 1996, FCX sold publicly its 7.50% Senior Notes due 2006 and 7.20% Senior Notes due 2026 and used the proceeds to reduce borrowings under the FCX/PT-FI facilities. FCX's enhanced liquidity and financial flexibility have allowed it to increase its common dividend and institute a share purchase program.

OPERATING ACTIVITIES. Operating cash flow improved 53 percent or $207.4 million in 1996. Higher copper and gold sales volumes in 1996 were partially offset by lower copper realizations. The increase in depreciation and amortization primarily reflects the higher rate for the completed PT-FI expansion and first phase of the EIP. FCX received $97.2 million of cash proceeds from the sale of copper put option contracts in 1996 and recognized $51.1 million as income in 1996. Working capital, excluding cash, decreased $61.1 million in 1996 primarily because of exploration advances from RTZ-CRA and an increase in accrued income taxes payable. Net cash provided by operating activities during 1995 rose 17 percent or $56.9 million over 1994, primarily reflecting higher net income from operations partially offset by working capital uses related to PT-FI's price protection program.

INVESTING ACTIVITIES. FCX's capital expenditures declined by $91.2 million in 1996 primarily because of the completion of PT-FI's 118,000 MTPD expansion during 1995, the completion of Atlantic's smelter expansion during 1996 and the completion of the first phase of PT-FI's EIP during 1996. Partially offsetting the PT-FI decline in capital expenditures was an increase in expenditures for the "fourth concentrator mill expansion." Atlantic received $29.5 million of grants from the Spanish government in 1996 for a total of $45.3 million through December 31, 1996. Atlantic expects to receive additional grants totaling $8.4 million in 1997. These grants are recorded as a reduction of capital expenditures and are contingent on Atlantic continuing to maintain minimum employment levels for the next three years. Atlantic has begun ordering equipment for a $13.0 million "debottlenecking" project that is expected to increase current production capacity of 270,000 metric tons of metal per year by 20,000 metric tons and improve profitability. Completion is scheduled for mid-1997.

Capital expenditures decreased 21 percent in 1995 from 1994 corresponding with the completion of the 118,000 MTPD expansion, partially offset by a $68.8 million increase in Atlantic expenditures because of the smelter expansion, which was essentially complete at the end of 1995. In 1995, FCX purchased Freeport Copper Company from Freeport-McMoRan Inc., FCX's former parent, for $25.0 million.

FINANCING ACTIVITIES. In 1996, FCX sold publicly its 7.50% and 7.20% Senior Notes for net proceeds of $445.6 million. Net repayments of debt totaled $54.8 million in 1996 while the 1995 period included $357.7 million of net proceeds from debt and $242.8 million of proceeds from infrastructure financing. In 1995, FCX announced an open market share purchase program for up to 20 million shares of its Class A and Class B common shares representing approximately 10 percent of its shares outstanding. During 1996, FCX acquired 7.6 million of its shares for $221.6 million (an average of $29.24 per share). From inception of this program through February 18, 1997, FCX has purchased a total of 12.6 million shares for $349.8 million (an average of $27.67 per share). The timing of purchases is dependent upon many factors, including the price of common shares, FCX's business and financial position, and general economic and market conditions. During 1995, FCX acquired 7.7 million of its shares (4.3 million shares under the open market share purchase program and 3.4 million shares under a previous purchase program) for $177.8 million (an average of $23.13 per share). The increase in cash dividends paid on common stock results from the fourth-quarter 1995 increase in the regular quarterly dividend from $0.15 to $0.225 per share.

Cash flow from financing activities decreased $230.1 million in 1995 from 1994. Net proceeds from FCX equity securities and debt
(including infrastructure financing) were $600.4 million in 1995 and $633.8 million in 1994.

					[PAGE] 29

FREEPORT-McMoRan COPPER & GOLD INC.

                           BALANCE SHEETS

                                                 December 31,
                                          --------------------------
                                             1996            1995
                                          ----------      ----------
ASSETS                                          (In Thousands)
Current assets:
Cash and cash equivalents                 $   37,118      $   26,883
Accounts receivable:
  Customers                                  176,920         139,808
  Other                                       59,830         116,313
Inventories:
  Product                                    161,901         158,673
  Materials and supplies                     213,811         196,055
Prepaid expenses and other                    11,636          15,542
                                          ----------      ----------
  Total current assets                       661,216         653,274
Property, plant and equipment, net         3,088,644       2,845,625
Other assets                                 115,674          82,847
                                          ----------      ----------
Total assets                              $3,865,534      $3,581,746
                                          ==========      ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities  $  358,255      $  351,485
Current portion of long-term
 debt and short-term borrowings              136,617          86,943
Accrued income taxes                         103,003          88,357
                                          ----------      ----------
  Total current liabilities                  597,875         526,785
Long-term debt, less current portion       1,426,299       1,080,289
Accrued postretirement benefits and
 other liabilities                           200,646         186,342
Deferred income taxes                        359,684         305,490
Minority interests                           105,644         101,159
Mandatory redeemable preferred stock         500,007         500,007
Stockholders' equity:
Convertible exchangeable preferred stock           -         223,900
Step-up convertible preferred stock          349,990         350,000
Class A common stock, par value
 $0.10, 97,071,944 shares and 88,044,008
 shares outstanding                            9,707           8,804
Class B common stock, par value $0.10,
 120,979,123 shares and 118,619,885 shares
 outstanding                                  12,098          11,862
Capital in excess of par value of common
 stock                                       636,100         376,054
Retained earnings                             77,479          78,565
Cumulative foreign currency translation
 adjustment                                   10,244          10,244
Common stock held in treasury -15,930,693
 shares and 7,685,100 shares, at cost       (420,239)       (177,755)
                                          ----------      ----------
                                             675,379         881,674
                                          ----------      ----------
Total liabilities and stockholders'
 equity                                   $3,865,534      $3,581,746
                                          ==========      ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

					[PAGE] 30

                 				FREEPORT-McMoRan COPPER & GOLD INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS

		CAPITAL RESOURCES AND FINANCIAL CONDITION

ASSETS. FCX's assets increased by $283.8 million over 1995 primarily because of expenditures for property, plant and equipment. Accounts receivable from customers increased 27 percent primarily because of the timing of PT-FI shipments at the end of 1996. Other accounts receivable declined primarily because of the collection of exploration costs from RTZ-CRA. Other assets increased during 1996 primarily because of FCX's investment in the Gresik smelter discussed below.

PT-FI's 1997 capital expenditures are expected to approximate
$225 million (other than for the "fourth concentrator mill expansion" discussed below), representing primarily mine and mill sustaining capital and other long-term projects. Funding is expected to be provided by operating cash flow, PT-FI's bank credit facilities ($876.0 million commitment available at February 4, 1997, subject to $768.2 million borrowing base availability) and other financing sources. FCX and RTZ-CRA have begun construction on the "fourth concentrator mill expansion" of PT-FI's facilities. The optimum rate following this expansion is expected to be at least 190,000-200,000 MTPD, subject to certain approvals. Completion is anticipated during mid-1998. Costs for the expansion are expected to approximate $960 million, including both working capital and $300 million for a coal-fired power plant and related facilities. The new power plant facilities will not only provide the required power for the expanded operations but also improve the profitability of existing operations, which currently use power generated by higher cost diesel-fueled facilities. The new power plant facilities are expected to be sold in 1998 to the joint venture that owns assets that provide electricity to PT-FI.

Pursuant to the joint venture with RTZ-CRA, following commencement of concentrate production from expansion of PT-FI's existing mining and milling capacity financed by RTZ-CRA, RTZ-CRA will have a 40 percent interest in future production exceeding specified annual amounts of copper, gold and silver through 2021. To finance the expansion, RTZ-CRA will provide up to $750 million for defined costs, of which 40 percent will be funded directly and 60 percent will be loaned to PT-FI on a non-recourse basis. PT-FI expects to incur approximately $50 million in 1997 for expansion costs not funded under the RTZ-CRA arrangements which are expected to enhance the profitability of PT-FI's base 118,000 MTPD operations. Incremental cash flow attributable to such expansion projects will be shared on the basis of 60 percent to PT-FI and 40 percent RTZ-CRA. PT-FI will assign to RTZ-CRA its interest in such incremental cash flow until RTZ-CRA has received an amount of funds from such assigned interest equal to the funds loaned to PT-FI plus interest based on RTZ-CRA's cost of borrowing. The incremental production from the expansion, as well as production from PT-FI's existing operations will share proportionately in operating and administrative costs. PT-FI will continue to receive 100 percent of cash flow from its existing production facilities as specified by the contractual agreements.

Construction began in July 1996 on PT-FI's 25 percent-owned, 200,000 metric tons of metal per year copper smelter/refinery complex in Gresik, Indonesia. The estimated aggregate project cost, before working capital requirements, is approximately $625 million. The project will be financed with a $300 million nonrecourse term loan and a $110 million working capital facility from a group of commercial banks. The remaining funding will be made pro-rata by PT-FI (25 percent) and the other owners (75 percent). PT-FI expects its 1997 cash investment in the smelter to total approximately $40 million, which is expected to be funded by operating cash flow and PT-FI's credit facilities. Upon completion of the Gresik smelter in mid-1998 and the PT-FI "fourth concentrator mill expansion," FCX anticipates that at least 50 percent of PT-FI's annual concentrate production will be sold to Atlantic and the Gresik smelter at market prices.

LIABILITIES. FCX's liabilities rose by $490.1 million over 1995, primarily reflecting an increase in total debt. Current liabilities increased primarily because of a $49.7 million increase in the current portion of long-term debt related primarily to Atlantic's expansion project financing and certain working capital facilities. Quarterly repayments of Atlantic's project financing loan began in September 1996. Deferred income taxes increased $54.2 million because of timing differences related to tax and book depreciation of property, plant and equipment. In November 1996, FCX sold publicly its 7.50% and 7.20% Senior Notes to take advantage of favorable long-term interest rates. Proceeds were used to reduce revolver debt (Note 8).

STOCKHOLDERS EQUITY.   Equity declined by $206.3 million from 1995
primarily because of $221.6 million of FCX common stock purchases. Substantially all of FCX's Convertible Exchangeable Preferred Stock was converted to FCX's Class A common stock in December 1996 as a result of FCX's call for cash redemption. The elimination of the Convertible Exchangeable Preferred Stock will reduce FCX's preferred dividends in 1997 by $13.0 million compared with 1996.

					[PAGE] 31

FREEPORT-McMoRan COPPER & GOLD INC.

                 STATEMENTS OF STOCKHOLDERS' EQUITY

                                   Years Ended December 31,
                          ------------------------------------------
                             1996            1995            1994
                          ----------      ----------      ----------
                                        (In Thousands)
Convertible Exchangeable Preferred Stock:
Balance at beginning of
 year                     $  223,900      $  223,900      $  224,400
Conversions to Class A
 common stock               (221,093)              -            (500)
Redemptions                   (2,807)              -               -
                          ----------      ----------      ----------
  Balance at end of year           -         223,900         223,900
                          ----------      ----------      ----------

Step-Up Convertible Preferred Stock:
Balance at beginning of
 year                        350,000         350,000         350,000
Conversions to Class A
 common stock                    (10)              -               -
                          ----------      ----------      ----------
  Balance at end of year     349,990         350,000         350,000
                          ----------      ----------      ----------

Class A common stock:
Balance at beginning
 of year                       8,804           6,597           5,802
Conversions of preferred
 stock, Class B common
 stock and zero coupon
 exchangeable notes              903           2,207             795
                          ----------      ----------      ----------
  Balance at end of year       9,707           8,804           6,597
                          ----------      ----------      ----------

Class B common stock:
Balance at beginning
 of year                      11,862          13,998          14,213
Conversions to Class A
 common stock                      -          (2,207)           (215)
Exercised stock options          236              71               -
                          ----------      ----------      ----------
  Balance at end of year      12,098          11,862          13,998
                          ----------      ----------      ----------

Capital in excess of par value of common stock:
Balance at beginning
 of year                     376,054         362,557         334,166
Issuance cost of
 mandatory redeemable
 preferred stock                   -               -        (14,401)
Conversions of preferred
 stock and zero coupon
 exchangeable notes          220,073               -         100,197
Cash dividends on common
 stock                             -               -         (57,405)
Exercised stock options       39,973          13,497               -
                          ----------      ----------      ----------
  Balance at end of year     636,100         376,054         362,557
                          ----------      ----------      ----------

Retained earnings:
Balance at beginning
 of year                      78,565          41,663          29,358
Net income                   226,249         253,618         130,241
Cash dividends on
 common stock               (175,766)       (137,563)        (66,098)
Dividends on preferred
 stock                       (51,569)        (54,153)        (51,838)
Purchase of Freeport
 Copper Company                    -         (25,000)              -
                          ----------      ----------      ----------
  Balance at end of year      77,479          78,565          41,663
                          ----------      ----------      ----------

Cumulative foreign currency translation adjustment:
Balance at beginning
 of year                      10,244          (3,740)        (10,012)
Adjustment                         -          13,984           6,272
                          ----------      ----------      ----------
  Balance at end of year      10,244          10,244          (3,740)
                          ----------      ----------      ----------

  Common stock held in treasury:
Balance at beginning of
 year                       (177,755)              -               -
Purchase of 7,576,500
 shares and 7,685,100
 shares                     (221,565)       (177,755)              -
669,093 shares tendered
 to FCX  to exercise
 stock options               (20,919)              -               -
                          ----------      ----------      ----------
  Balance at end of year    (420,239)       (177,755)              -
                          ----------      ----------      ----------
Total stockholders'
 equity                   $  675,379      $  881,674      $  994,975
                          ==========      ==========      ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

					[PAGE] 32

				                FREEPORT-McMoRan COPPER & GOLD INC.

		       NOTES TO FINANCIAL STATEMENTS

		1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI), including certain joint ventures involving PT-FI (Note 11), and P.T. IRJA Eastern Minerals Corporation (Eastern Mining), as well as its wholly owned subsidiary, Atlantic Copper Holding, S.A. (Atlantic), formerly Rio Tinto Minera, S.A. FCX's unincorporated joint ventures with The RTZ-CRA Group (RTZ-CRA) are reflected using the proportionate consolidation method in accordance with standard industry practice (Note 2). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1996 presentation.

USE OF ESTIMATES. The preparation of FCX's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include the pricing of open concentrate sales, useful lives for depreciation and amortization, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, valuation allowances for deferred tax assets, future cash flow associated with assets and proved and probable reserves. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents. Cash and cash equivalents at PT-FI are not available to FCX until a distribution is paid to all owners of PT-FI equity securities.

INVENTORIES. Inventories are stated at the lower of cost or market. PT-FI uses the average cost method and Atlantic uses the first-in, first-out (FIFO) cost method.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are carried at cost. Mineral exploration costs are expensed as incurred, except in the year a property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, including interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation for mining and milling operations is determined using the unit-of-production method based on estimated recoverable reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

In 1995, the Financial Accounting Standards Board issued
Statement No. 121 (FAS 121) which requires a reduction of the carrying amount of long-lived assets to fair value when events indicate that the carrying amount may not be recoverable. FCX adopted FAS 121 effective January 1, 1995, and there was no effect.

LEASES. Lease transactions are accounted for under the capital lease method when the required capitalization criteria are met. Otherwise, leases are accounted for under the operating lease method. Assets under capital leases are recorded based on the present value of the lease payments at the beginning of the lease term plus residual value (option price) to be paid at the end of the lease period. Depreciation is determined using the same methods and lives applied to property, plant and equipment.

INCOME TAXES.  FCX accounts for income taxes pursuant to FAS 109.
Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

FINANCIAL CONTRACTS. Financial contracts have been used by FCX to manage certain market risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign exchange rates and interest rates by creating offsetting market exposures. Costs or premiums and gains or losses on the contracts, including closed contracts, are recognized with the hedged transaction. Also, gains or losses are recognized if the hedged transaction is no longer expected to occur or if deferral criteria are not met. FCX monitors its credit risk on an ongoing basis and considers this risk to be minimal because its contracts are with a diversified group of financially strong counterparties.

					[PAGE] 33

FREEPORT-McMoRan COPPER & GOLD INC.

			NOTES TO FINANCIAL STATEMENTS

Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As principal payments occur, differences between the carrying value and the payment will be recorded as an adjustment to revenues.

CONCENTRATE SALES. Revenues from PT-FI's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program (Note 12). PT-FI's concentrate sales agreements, including its sales to Atlantic, provide for provisional billings based on world metals prices, primarily using prices on the London Metal Exchange (LME), with actual settlement on the copper portion generally based on the average LME price for a specified month (quotational period). Copper revenues are recorded initially using provisional pricing and the impact of the price protection program. Copper revenues are adjusted based on current prices. At December 31, 1996, copper sales totaling 301.2 million pounds remained to be contractually priced in 1997 and are subject to changes in world copper prices. These pounds are recorded at an average price of $0.96 per pound. A one cent movement in the average price used for these "open" pounds will have an approximate $1.3 million impact on FCX's 1997 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for the month of shipment, except those sales hedged with forward contracts (Note 12).

In December 1991, PT-FI and the Government of Indonesia (GOI) signed a Contract of Work (COW) with a 30-year term and two 10-year extensions permitted. Under the COW, PT-FI pays the GOI a royalty of 1.5 percent to 3.5 percent on the value of copper sold, net of delivery costs, other selling costs and treatment charges, and a 1.0 percent royalty on gold and silver sales. The royalties totaled $30.4 million in 1996, $42.0 million in 1995 and $19.4 million in 1994.

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. Effective January 1, 1996, Atlantic changed its functional currency from the Spanish peseta to the U.S. dollar. This resulted from the significant changes in Atlantic's operations related to its expansion and the sale of its mining operations in Spain. Previously, Atlantic's assets and liabilities that were denominated in pesetas were translated to U.S. dollars using the exchange rate in effect at the balance sheet date, with translation adjustments recorded as a component of stockholders' equity. Translation gains and losses associated with peseta-denominated monetary assets and liabilities are now included in net income. Translation gains totaled $10.3 million in 1996. Atlantic's net peseta-denominated monetary liabilities totaled $112.2 million at December 31, 1996 based on an exchange rate of
131.4 pesetas to one dollar. A one peseta increase (decrease) in the exchange rate would result in an approximate $1 million translation gain (loss) to FCX.

NET INCOME PER SHARE. Primary net income per share is computed by dividing net income applicable to common stock by the average common and common equivalent shares outstanding. Fully diluted net income per share is computed assuming all convertible securities, if dilutive, were converted at the beginning of the period. During 1996, virtually all of FCX's depositary shares representing Convertible Exchangeable Preferred Stock were exchanged for FCX common stock. Had these conversions occurred on January 1, 1996, primary net income applicable to common stock would have been $0.91 per share for 1996.

		2.  OWNERSHIP AND JOINT VENTURES WITH RTZ-CRA

In 1995, Freeport-McMoRan Inc. (FTX), the former parent of FCX, completed its restructuring by distributing all the shares of FCX Class B common stock which it owned to FTX common stockholders. As a result of this distribution, FTX no longer owns any interest in FCX. Prior to the distribution, RTZ-CRA purchased 23.9 million shares of FCX Class A common stock (approximately 12 percent of the then outstanding common stock of FCX) from FTX.

FCX's direct ownership in PT-FI totaled 81.3 percent at December 31, 1996 and 1995. FCX also owns 49 percent of P.T.
Indocopper Investama Corporation (PT-II), a 9.4 percent owner of PT-
FI, bringing FCX's total ownership in PT-FI to 85.9 percent at December 31, 1996 and 1995. At December 31, 1996, PT-FI's net assets totaled $467.4 million, including $263.8 million of retained earnings. FCX has several intercompany loans to PT-FI totaling $1.3 billion at December 31, 1996. P.T. Nusantara Ampera Bakti (PT
Nusamba) is undertaking a purchase of the ownership of PT-II not owned by FCX. FCX has agreed to guarantee up to $256 million of financing

					[PAGE] 34

							FREEPORT-McMoRan COPPER & GOLD INC.

			NOTES TO FINANCIAL STATEMENTS

being provided by a group of commercial banks to PT Nusamba.
The guarantee would be secured by an interest in the PT-II
shares.   FCX has also agreed to lend funds to PT Nusamba to service the interest cost on this debt to the extent that it is not funded through PT Nusamba's share of dividends from PT-FI.

FCX owns 100 percent of the outstanding Atlantic stock. At December 31, 1996, Atlantic's net assets totaled $43.9 million and FCX had outstanding advances to Atlantic totaling $26.8 million. Atlantic is not expected to pay dividends in the near future.

JOINT VENTURES WITH RTZ-CRA. FCX and RTZ-CRA have established exploration joint ventures and joint ventures pursuant to which RTZ-CRA has acquired an undivided 40 percent interest in the Eastern Mining COW and an undivided 40 percent interest in PT-FI's current production expansion. Under the arrangements, RTZ-CRA funded $100 million in October 1996 for approved exploration costs in the areas covered by the PT-FI COW and Eastern Mining COW. Through December 31, 1996, $70.0 million has been incurred and the remainder is classified as a current liability. Mutually agreed upon exploration costs in excess of $100 million in these areas will be borne 60 percent by FCX and 40 percent by RTZ-CRA. RTZ-CRA also has the right to become a 40 percent joint venture partner, if it elects to participate, in future development projects under PT-FI's COW and Eastern Mining's COW.

FCX and RTZ-CRA have begun construction on the "fourth concentrator mill expansion" of PT-FI's facilities. The optimum rate following this expansion is expected to be at least 190,000-200,000 metric tons of ore per day (MTPD), subject to certain approvals. Completion is anticipated during mid-1998. Costs for the expansion are expected to approximate $960 million, including both working capital and $300 million for a coal-fired power plant and related facilities. The new power plant facilities are expected to be sold in 1998 to a joint venture that owns assets that provide electricity to PT-FI. Pursuant to the joint venture arrangements, following commencement of concentrate production from expansions of PT-FI's existing mining and milling capacity financed by RTZ-CRA, RTZ-CRA will have a 40 percent interest in future production exceeding specified annual amounts of copper, gold and silver through 2021 (Note 14).

To finance the expansion, RTZ-CRA will provide up to $750 million for defined costs, of which 40 percent will be funded directly and 60 percent will be loaned to PT-FI on a nonrecourse basis. Through December 31, 1996, RTZ-CRA has funded $125.6 million of expansion costs ($75.4 million loaned to PT-FI). The parties will share incremental cash flow attributable to such expansion projects on the basis of 60 percent to PT-FI and 40 percent to RTZ-CRA. PT-FI will assign to RTZ-CRA its interest in such incremental cash flow until RTZ-CRA has received an amount of funds from such assigned interest equal to the funds lent to PT-FI plus interest based on RTZ-CRA's cost of borrowing. The incremental production from the expansion, as well as production from PT-FI's existing operations, will share proportionately in operating and administrative costs. PT-FI will continue to receive 100 percent of cash flow from its existing production facilities as specified by the contractual arrangements.

			3.  INVENTORIES

The components of product inventories follow (in thousands):

                                            December 31,
                                        --------------------
                                          1996        1995
                                        --------    --------
PT-FI:    Concentrates - Average Cost   $ 36,043    $ 32,705
Atlantic: Concentrates - FIFO             22,788      29,726
          Work in process - FIFO          40,719      43,291
          Finished goods - FIFO           62,351      52,951
                                        --------    --------
Total product inventories               $161,901    $158,673
                                        ========    ========

     The average cost method was used to determine the cost of essentially all materials and supplies inventory in 1996 and 1995. Materials and supplies inventory is net of obsolescence reserves totaling $19.3 million at December 31, 1996 and $26.0 million at December 31, 1995.

					[PAGE] 35

FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

			4.  PROPERTY, PLANT AND EQUIPMENT, NET

The components of net property, plant and equipment follow (in thousands):

                                                   December 31,
                                             -------------------------
                                                1996           1995
                                             ----------     ----------
Exploration, development and other           $  815,869     $  793,937
Buildings and infrastructure                    973,850        639,896
Machinery and equipment                       1,217,872      1,082,197
Mobile equipment                                256,570        243,389
Capital lease assets                            368,612        350,855
Construction in progress                        344,580        456,534
                                             ----------     ----------
 Property, plant and equipment                3,977,353      3,566,808
Accumulated depreciation and amortization      (888,709)      (721,183)
                                             ----------     ----------
 Property, plant and equipment, net          $3,088,644     $2,845,625
                                             ==========     ==========

Exploration, development and other includes $124.8 million of excess costs related to investments in consolidated subsidiaries.
Property, plant and equipment is net of grants from the Spanish government totaling $53.7 million at December 31, 1996, including $8.4 million expected to be collected in 1997, and $30.5 million at December 31, 1995. The grants are contingent on Atlantic continuing to maintain minimum employment levels for the next three years.

In order to eliminate capital cost exposure because of fluctuations in foreign currency exchange rates, Atlantic entered into foreign currency exchange contracts during the expansion of its smelter's capacity. Certain of these contracts matured resulting in reductions to property, plant and equipment, totaling $0.9 million in 1996 and $6.4 million in 1995. On the remaining contracts Atlantic recorded an $8.1 million gain to other income in 1995.

			5.  REDEEMABLE PREFERRED STOCK

FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and will be redeemed in August 2003 for the cash value of 0.1 ounce of gold.

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

			6.  STOCKHOLDERS' EQUITY

COMMON STOCK. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. FCX has two classes of common stock which differ only as to their voting rights for the directors of FCX. Holders of Class B common stock elect 80 percent of the FCX directors while holders of Class A common stock and preferred stock elect 20 percent.

PREFERRED STOCK. In December 1996, FCX called for redemption its depositary shares representing Convertible Exchangeable
Preferred Stock. Prior to the redemption date, holders of 8.8 million depositary shares converted their shares into 9.0 million
FCX Class A common shares. FCX paid $2.9 million in January 1997 to redeem the remaining 0.1 million depositary shares.

					[PAGE] 36

						FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

FCX has outstanding 14.0 million depositary shares representing 700,000 shares of its Step-Up Convertible Preferred Stock. Each depositary share has a cumulative $1.75 annual cash dividend (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 0.835 shares of FCX Class A common stock. Through August 1999, FCX may redeem these depositary shares for 0.835 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds $37.43 per share for 20 trading days within any period of 30 consecutive trading days. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends.

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

FCX's shareholders adopted the 1995 Stock Option Plan (the 1995
Plan) to provide for the issuance of stock options and other stock-based awards (including SARs) at no less than market value at the time of grant. Under this plan, FCX can grant options to eligible participants to purchase up to 10 million Class B common shares. Options granted under the 1995 Plan expire 10 years after the date of grant. FCX's shareholders also adopted the 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizing FCX to grant options to purchase up to 2 million shares. Options granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant and expire 10 years after the date of grant. Under certain options, FCX will pay cash to the optionee equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. Options for 8.3 million shares under the 1995 Plan and 1.7 million shares under the Director Plan were available for new grants as of December 31, 1996. A summary of stock options outstanding, including 1.4 million SARs, follows:

                                   1996                        1995
                          -----------------------    ------------------------
                                        Weighted                    Weighted
                            Number      Average        Number       Average
                              of         Option          of          Option
                            Options       Price        Options        Price
                          ----------   ----------    ----------    ----------
Balance at January 1       9,770,040       $18.59             -        $    -
  Granted upon FTX
   restructuring                   -            -    10,715,351         18.53
  Granted                  1,909,200        34.71       170,000         26.69
  Exercised               (3,538,945)       17.07    (1,075,868)        19.11
  Expired/Forfeited         (150,212)       22.66       (39,443)        22.49
                          ----------   ----------    ----------    ----------
Balance at December 31     7,990,083        23.04     9,770,040         18.59
                          ==========   ==========    ==========    ==========

Summary information of fixed stock options outstanding at December 31, 1996 follows:

                               Options Outstanding       Options Exercisable
                           ----------------------------  -------------------
                                     Weighted  Weighted             Weighted
                           Number    Average   Average    Number    Average
                             of     Remaining   Option      of       Option
Range of Exercise Prices   Options     Life      Price    Options     Price
------------------------  --------- --------- ---------  --------- ---------
     $18.76 to $21.02     4,654,245   5 years    $19.06  4,062,793    $19.04
     $26.69 to $35.50     1,915,400   9 years     34.29     40,000     26.69
                          ---------                      ---------
                          6,569,645                      4,102,793
                          =========                      =========

					[PAGE] 37

FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

FCX has adopted the disclosure-only provisions of FAS No. 123 and continues to apply APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. FCX recognized charges totaling $12.7 million in 1996 and $29.8 million in 1995 for the cost of SARs caused by the increase in FCX's common stock price. Had compensation cost for FCX's fixed stock option grants been determined based on the fair value at the grant dates for awards under those plans consistent with FAS 123, FCX's stock-based compensation costs would have increased by $2.4 million ($1.3 million to net income or $0.01 per share) in 1996 and remained essentially unchanged in 1995. For the pro forma computations, the fair values of the fixed option grants were estimated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for fixed stock option grants was $12.09 per option in 1996 and $8.34 per option in 1995. The weighted average assumptions used include a risk-free interest rate of 6.6 percent in 1996 and 6.4 percent in 1995, expected volatility of 26 percent in 1996 and 29 percent in 1995, expected lives of 10 years and an annual dividend of $0.90 per share. The pro forma effects on net income for 1996 and 1995 are not representative of future years because FCX first adopted its stock option plans in 1995. No other discounts or restrictions related to vesting or the likelihood of vesting of fixed stock options were applied.

			7.  INCOME TAXES

The components of FCX's deferred taxes follow (in thousands):

                                                December 31,
                                          --------------------------
                                             1996            1995
                                          ----------      ----------
Deferred tax asset:
Foreign tax credits                       $  103,578      $   34,590
U.S. alternative minimum tax credits          43,906          36,889
Atlantic net operating loss carryforwards     85,858          71,481
Deferred compensation-stock options           16,607          12,765
Intercompany profit elimination               16,217          15,584
Obsolescence reserve                           5,089           7,434
Valuation allowance                         (233,342)       (142,960)
                                          ----------      ----------
Total deferred tax asset                      37,913          35,783
                                          ----------      ----------
Deferred tax liability:
Property, plant and equipment               (396,493)       (334,949)
Other                                         (1,104)         (6,324)
                                          ----------      ----------
Total deferred tax liability                (397,597)       (341,273)
                                          ----------      ----------
Net deferred tax liability                $ (359,684)     $ (305,490)
                                          ==========      ==========

FCX has provided a valuation allowance equal to its tax credit carryforwards ($147.5 million at December 31, 1996 and $71.5 million at December 31, 1995) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future. Atlantic is subject to taxation in Spain and FCX has provided a valuation allowance equal to the future tax benefits resulting from $245.3 million of net operating losses at December 31, 1996 which expire through the year 2003 and $220.8 million of net operating losses at December 31, 1995, because Atlantic has not generated taxable income in recent years.

The FCX U.S. federal income tax returns for the years 1990-1992 and PT-FI's 1994 Indonesian income tax return are currently under examination. PT-FI has received proposed adjustments from the Indonesian tax authorities for the years 1989-1993. PT-FI is reviewing those proposals with the appropriate authorities. Management believes that it has made adequate provision so that the final resolution of the issues involved, including application of those determinations to subsequent open years, will not have a material adverse effect on the consolidated financial condition or results of operations of FCX. It is possible, however, that settlement of these issues may affect the timing and extent of PT-FI's tax payments.

					[PAGE] 38

						FREEPORT-McMoRan COPPER & GOLD INC.

			NOTES TO FINANCIAL STATEMENTS

The provision for income taxes consists of the following (in thousands):

                             1996             1995           1994
                          ----------      ----------      ----------
Current income taxes:
Indonesian                $  182,354      $  197,409      $   40,349
United States and other       10,620          13,900           5,556
                          ----------      ----------      ----------
                             192,974         211,309          45,905
Deferred Indonesian taxes     54,194          22,735          77,507
                          ----------      ----------      ----------
                          $  247,168      $  234,044      $  123,412
                          ==========      ==========      ==========

Reconciliations of the differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

                         1996                 1995                 1994
                  ------------------   -----------------  -----------------
                   Amount    Percent    Amount   Percent   Amount   Percent
                  --------   -------   --------  -------  --------  -------
Income taxes
 computed at the
 contractual
 Indonesian tax
 rate             $182,681      35%    $190,667    35%    $ 97,682     35%
Indonesian withholding tax on:
  Earnings/
   dividends        37,097       7       24,025     4       22,090      8
  Interest           7,590       1        8,256     1        9,161      3
Increase (decrease) attributable to:
  Intercompany
   interest expense(21,260)     (4)     (23,780)   (4)     (25,536)    (9)
  Atlantic net loss  8,378       2       13,225     2        2,208      1
  U.S. alternative
   minimum tax       9,500       2       13,900     3        5,556      2
  Other, net        23,182       4        7,751     2       12,251      4
                  --------  ------     --------  ----     --------   ----
Provision for
 income taxes     $247,168      47%    $234,044    43%    $123,412     44%
                  ========  ======     ========  ====     ========   ====

				8.  LONG-TERM DEBT

                                                December 31,
                                          --------------------------
                                             1996            1995
                                          ----------      ----------
                                                  (In Thousands)
Notes payable:
  FCX and PT-FI credit facilities,
   average rate 6.2% in 1996
   and 7.0% in 1995                       $   95,000      $  265,000
  Atlantic project financing,
   average rate 7.3% in 1996
   and 8.1% in 1995                          277,500         246,100
  RTZ-CRA loan including accrued interest,
   average rate 5.7%  (Note 2)                76,200               -
  Equipment loan, average rate 8.1% in 1996
   and 8.4% in 1995                           56,000          63,000
  ALatieF loan, average rate 8.2% in 1996
   and 8.7% in 1995                           51,000          54,000
  Other, primarily  Atlantic borrowings      103,697          68,003
9 3/4% Senior Notes due 2001                 120,000         120,000
7.50% Senior Notes due 2006                  200,000               -
7.20% Senior Notes due 2026                  250,000               -
Capital lease obligations, net (Note 11)     333,519         351,129
                                          ----------      ----------
                                           1,562,916       1,167,232
Less current portion and short-term
 borrowings                                  136,617          86,943
                                          ----------      ----------
                                          $1,426,299      $1,080,289
                                          ==========      ==========

NOTES PAYABLE. In July 1996, the FCX and PT-FI credit facilities were amended to increase the availability under the facilities by $250 million to a combined total of $1 billion. PT-FI retained its $550 million facility ($460.0 million of additional borrowings available at December 31, 1996) and FCX and PT-FI now have a separate $450 million facility ($445.0 million of additional borrowings available at December 31, 1996). The credit facilities are also subject to a borrowing base, redetermined annually by the banks, which had $797.7 million available at December 31, 1996. These variable rate revolving facilities mature in December 1999, provide for minimum

					[PAGE] 39

FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

working capital requirements, specified cash flow to interest coverage and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the COW and certain other assets as security for its borrowings.

In 1994, Atlantic obtained variable rate project financing (the Atlantic Facility) consisting of a $225 million term loan facility and a $65 million working capital facility, both nonrecourse to FCX. The term loan facility matures in thirty-six equal quarterly payments beginning September 1996. The working capital facility matures June 2005. The Atlantic Facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. The Atlantic Facility is secured by 51 percent of Atlantic's capital stock. FCX guarantees $20.0 million of Atlantic's other bank debt.

In 1994, FCX entered into a $70 million variable rate equipment loan secured by certain PT-FI assets. In 1995, FCX fixed the interest rate on the loan at 8.1 percent. Principal payments total $7.0 million annually with a final payment in December 2001.

The ALatieF bank loan, entered into as part of the PT-FI infrastructure sales (Note 11), has a variable interest rate and is guaranteed by PT-FI. Principal payments total $3.0 million annually with a final payment in December 1998.

SENIOR NOTES. In November 1996, FCX sold publicly its 7.50% Senior Notes Due 2006 (the 2006 Notes) for net proceeds of $197.5 million and its 7.20% Senior Notes Due 2026 (the 2026 Notes) for net proceeds of $248.0 million. Interest is payable semiannually in May and November of each year. The holder of each 2026 Note may elect early repayment in November 2003. The Notes are redeemable at the option of FCX at the greater of (a) their principal amount or (b) the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis at the applicable treasury rate plus 30 basis points, together with, in either case, accrued interest to the date of redemption.

MATURITIES AND MINIMUM PAYMENTS. Maturities of debt instruments and future minimum payments under capital leases based on the amounts and terms outstanding at December 31, 1996 follow (in thousands):

                                      Debt            Capital
                                  Instruments          Leases
                                  -----------         --------
           1997                    $  108,051         $ 72,538
           1998                       157,234           73,333
           1999                       152,889           66,117
           2000                        32,878           64,722
           2001                       173,825           64,404
           Thereafter                 604,520          297,336
            Less interest                -            (304,931)
                                   ----------         --------
                                   $1,229,397         $333,519
                                   ==========         ========

CAPITALIZED INTEREST. Capitalized interest totaled $23.0 million in 1996, $49.8 million in 1995 and $35.1 million in 1994.

				9.  MAJOR CUSTOMERS

FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. The following table details the percentage of revenues attributable to various contracts:

                                1996      1995       1994
                               ------    ------     ------
Long-term contracts:
  Japanese companies              17%      16%        19%
  Swiss firm                      10       11         10
  German firm                      5       14          8
  Other                           62       47         49
Spot sales                         6       12         14

					[PAGE] 40

						FREEPORT-McMoRan COPPER & GOLD INC.

			NOTES TO FINANCIAL STATEMENTS

The contracts with a group of Japanese companies, the German firm and the Swiss firm extend through 2000, 1999 and 2003, respectively. There are several other long-term agreements in place, each representing less than ten percent of sales. Certain terms of these long-term contracts are negotiated annually. Approximately 25 percent, 12 percent and 16 percent of PT-FI's total concentrate sales in 1996-1994, respectively, were made to Atlantic.

	10.  TRANSACTIONS WITH FTX AND FMS, AND EMPLOYEE BENEFITS

MANAGEMENT SERVICES AGREEMENT. Through December 31, 1995, FTX furnished certain management and administrative services to FCX under a management services agreement. These costs, which included related overhead, totaled $55.5 million in 1995 and $54.3 million in 1994. In 1996, FM Services Company (FMS), a newly formed entity owned 50 percent each by FCX and FTX, began providing certain administrative, financial and other services that were previously provided by FTX on a similar cost-reimbursement basis. These costs totaled $45.2 million in 1996. Through December 31, 1995, all U.S.- based employees as well as expatriate employees overseas were employed by FTX. In 1996, all U.S. and expatriate employees performing direct services for FCX or its affiliates other than those employed by FMS became FCX employees.

PENSION PLANS.   In January 1996, FCX and FMS established defined
benefit pension plans to cover substantially all U.S. and certain overseas employees. Employees transferred from FTX retained their accumulated benefits. In June 1996, FCX and FMS changed the pension benefit formula to a cash balance formula from the prior benefit calculation based on years of service and final average pay. Under the amended plan, FCX and FMS credit each participant's account annually with at least 4 percent of the participant's qualifying compensation. Additionally, interest is credited annually to each participant's account balance. FCX and FMS fund their respective pension liabilities in accordance with Internal Revenue Service guidelines. Additionally, for those employees in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FCX and FMS sponsor unfunded, nonqualified plans. Information on the FCX plans as of December 31, 1996 follows (in thousands):

Actuarial present value of benefit
 obligations (projected unit credit method):
 Vested                                                  $  6,993
 Nonvested                                                    293
                                                         --------
Accumulated benefit obligations                          $  7,286
                                                         ========

Projected benefit obligations (projected
 unit credit method)                                     $(12,292)
Less plan assets at fair value                              6,639
                                                         --------
Projected benefit obligations in excess of plan assets     (5,653)
Unrecognized net loss                                       1,615
Unrecognized prior service costs                           (1,075)
Unrecognized transition asset                                (460)
                                                         --------
Accrued pension cost                                     $ (5,573)
                                                         ========

In determining the present value of benefit obligations, FCX used a
7.75 percent discount rate, a 5 percent annual increase in future compensation levels and a 9 percent average expected rate of return on assets. Net periodic pension costs for the FCX plans totaled $2.1 million for 1996.

During 1995, PT-FI adopted a new defined benefit plan covering substantially all of its Indonesian national employees which, along with the old plan, had been funded through cash payments to retirees at the date of retirement. In 1996 PT-FI began funding the plan. The actuarial present value of the accumulated benefit obligation, determined by the projected credit method, was $9.2 million at December 31, 1996 and 1995. The projected benefit obligation at December 31, 1996 and 1995, was $18.0 million and $17.0 million, respectively, based on a discount rate of 11 percent and a 9 percent annual increase in future compensation levels on both dates. PT-FI's plan assets totaled $1.7 million at December 31, 1996.

					[PAGE] 41

FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

Atlantic has an unfunded contractual obligation to supplement amounts paid to retired employees. The accrued liability totaled $80.4 million at December 31, 1996. Atlantic expensed $6.8 million in 1996, $7.1 million in 1995 and $6.8 million in 1994 for interest on this obligation. Cash payments were $8.5 million in 1996, $8.9 million in 1995 and $7.8 million in 1994. Under recently promulgated Spanish law, Atlantic is required to fund this obligation by mid-1999. The actuarial valuation of this obligation was $93.7 million at December 31, 1996 and $94.5 million at December 31, 1995, based on discount rates of 7 percent and 8 percent, respectively.

OTHER BENEFITS. FCX and FMS provide certain health care and life insurance benefits for retired employees, the cost of which was not material to the financial statements. The actuarial present value of FCX's accumulated postretirement obligation totaled $1.1 million at December 31, 1996. The initial health care cost trend rate used was 8.5 percent for 1997, decreasing 0.5 percent per year until reaching 5 percent. A one percent increase in the trend rate would increase the amounts by approximately 10 percent. The discount rate used was 7.75 percent. FCX has the right to modify or terminate these benefits. FCX and FMS have other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense.

			11.  COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL. FCX believes that in all material respects it is complying with applicable environmental regulations. FCX incurs significant costs for environmental programs and projects. Expenditures pertaining to future revenues from operations are capitalized. Expenditures resulting from the remediation of conditions caused by past operations which do not contribute to future revenue generation are expensed. In 1996, FCX began contributing to a fund designed to accumulate at least $100 million by the end of the mine's life for eventual mine closure and reclamation to restore properties and related facilities to a state required to comply with current environmental and other regulations. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

LONG-TERM CONTRACTS AND OPERATING LEASES.   In January 1997,
Atlantic entered into a $13 million contract to expand its production capacity by 20,000 metric tons to 290,000 metric tons per year. Atlantic has commitments with parties other than PT-FI to purchase concentrate totaling 410,000 metric tons in 1997, 425,000 metric tons in each year from 1998 through 2001 and a total of 132,000 metric tons thereafter, at market prices.

FCX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 1999 total $3.2 million, with $2.1 million in 1997, $1.0 million in 1998 and $0.1 million in 1999. Total rental expense under long-term contracts and operating leases amounted to $3.8 million in 1996, $7.2 million in 1995 and $11.7 million in 1994.

GRESIK SMELTER. In July 1996, construction commenced on a copper smelter in Gresik, Indonesia having a design capacity of 200,000 metric tons of copper cathode per year. PT-FI, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent interests, respectively, in the smelter. The estimated aggregate project cost, before working capital requirements, is approximately $625 million. The joint venture has a $300 million nonrecourse term loan and a $110 million working capital facility with a group of banks. The remaining funding will be provided by PT-FI, Mitsubishi Materials, Mitsubishi and Nippon in accordance with their interests. Construction is expected to be completed in mid-1998. It is anticipated that PT-FI would provide all of the smelter's copper concentrate requirements at market rates; however, for the first fifteen years of operations the treatment and refining charges would not fall below a certain minimum rate. PT-FI has also agreed to assign, if necessary, its earnings in the joint venture to support a 13 percent annual return to Mitsubishi Materials, Mitsubishi and
Nippon for the first 20 years of commercial operations.   FCX's
investment in the Gresik smelter totaled $46.8 million in other assets at December 31, 1996.

INFRASTRUCTURE ASSET SALES. PT-FI entered into joint ventures owned one-third by PT-FI and two-thirds by P.T. ALatieF Nusakarya
Corporation (ALatieF), an Indonesian investor, to purchase certain PT-FI infrastructure assets for $270.0 million and to

					[PAGE] 42

						FREEPORT-McMoRan COPPER & GOLD INC.

			NOTES TO FINANCIAL STATEMENTS

manage those assets. The management agreements, which are terminable by either party upon six months written notice after debt repayment, provide ALatieF with a guaranteed approximate 15 percent after-tax minimum annual return on its investment and result in the joint ventures being consolidated for financial reporting purposes. Sales totaling $194.9 million were made through 1995 and the joint ventures are expected to complete the final purchase of infrastructure in the first quarter of 1997. Funding for the purchases will consist of $90.0 million in equity contributions by the joint venture partners, the ALatieF bank loan and the 9 3/4% Senior Notes. Upon completion of the final sale of infrastructure assets, PT-FI expects to sell its interest in these joint ventures to AlatieF. PT-FI expects to lease the infrastructure assets and account for the arrangements as a capital lease. PT-FI will continue to guarantee the AlatieF bank loan.

In 1994, PT-FI entered into a joint venture, 30 percent owned by PT-FI, to purchase its power-related assets for $215.0 million and to manage those assets. A $100.0 million sale occurred in 1994 and the remaining sales took place in 1995. PT-FI guaranteed the joint venture an approximate 20 percent after-tax minimum annual rate of return and is obligated to make minimum payments sufficient to allow the joint venture to meet its debt service. PT-FI's obligation is reflected as a capital lease and PT-FI accounts for its investment in the joint venture using the equity method. PT-FI has signed a memorandum of understanding to sell the coal-fired power plant and related facilities currently being constructed as part of the "fourth concentrator mill expansion" to the joint venture. The sale is expected to take place in 1998. The joint venture will contract with PT-FI to sell power to PT-FI's operations.

In 1995, PT-FI sold certain of its port, marine, logistics and construction equipment and facilities for $100.0 million and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT-FI. PT-FI is leasing these assets under capital lease arrangements.

			12.  FINANCIAL INSTRUMENTS

Summarized below are financial instruments whose carrying amounts are not equal to their fair value at December 31. Fair values are based on quoted market prices and other available market information.

                                  1996                     1995
                        ------------------------  --------------------------
                         Carrying        Fair      Carrying         Fair
                          Amount        Value       Amount          Value
                        ----------    ----------  ------------   -----------
                                           (In Thousands)
Price protection program:
  Open contracts
   in asset position    $        -     $  17,314   $    22,721   $    13,901
  Open contracts in
   liability position            -             -       (11,570)      (11,570)
Debt:
  Long-term debt(Note 8)(1,562,916)   (1,575,929)   (1,167,232)   (1,168,882)
  Interest rate swaps            -        (1,331)            -        (6,249)
  Foreign exchange contracts:
    $U.S./Deutsche marks         -           (30)            -         1,594
    $U.S./Spanish pesetas      908          (719)            -             -
Redeemable
  preferred stock(Note 5) (500,007)     (405,855)     (500,007)     (429,337)

PRICE PROTECTION PROGRAM. From time to time, PT-FI enters into forward and option contracts to hedge the market risk associated with fluctuations in the price of commodities it sells. At December 31, 1996, PT-FI had sold forward 1,050,000 ounces of gold at an average price of $380.02 per ounce through July 1997. Deferred gains on closed copper put contracts at December 31, 1996 totaled $46.1 million before unamortized costs of $10.5 million. FCX's revenues include net additions totaling $38.2 million in 1996, and net reductions totaling $68.6 million in 1995 and $103.0 million in 1994 related to PT-FI's copper price protection program. Revenues also include net additions totaling $14.1 million in 1996 and $3.9 million in 1995 from gold forward contracts.

At December 31, 1996, Atlantic had sold forward 1.7 million pounds of copper at an average price of $1.02 per pound and purchased forward 8.2 million pounds of copper at an average price of $0.93 per pound to eliminate the copper price risk of its concentrate inventory.

DEBT. PT-FI entered into an interest rate swap in 1991 and Atlantic entered into interest rate swaps in 1995 to manage exposure to interest rate changes on a portion of their variable rate debt. PT-
FI pays 8.3 percent on $42.9 million of financing at December 31, 1996,

					[PAGE] 43

FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

reducing annually through 1999.  Atlantic pays an average of
6.1 percent on $151.1 million of financing at December 31, 1996, reducing annually through 2000. Interest on comparable floating rate debt averaged 5.6 percent in 1996, 6.1 percent in 1995 and 4.3 percent in 1994, resulting in additional interest costs of $2.2 million, $1.5 million and $3.3 million, respectively.

FOREIGN EXCHANGE CONTRACTS. During 1996, Atlantic implemented a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta exchange rate. As of December 31, 1996, Atlantic has options through February 1998 on a total of 6.6 billion Spanish pesetas with an average strike price of 125.4 pesetas at a cost of $0.9 million. Atlantic also has entered into foreign exchange contracts which mature through February 1998, totaling $50.9 million on another 6.6 billion Spanish pesetas. Currently, the program hedges approximately 80 percent of Atlantic's projected net peseta cash outflows through February 1998.

In order to eliminate capital cost exposure on its "debottlenecking" project because of fluctuations in foreign exchange rates, Atlantic has entered into foreign exchange contracts which mature through September 1997. These contracts total $7.1 million on 926.0 million Spanish pesetas and $2.4 million on 3.7 million Deutsche marks at December 31, 1996.

Atlantic is a party to letters of credit totaling $74.0 million at December 31, 1996, certain of which are guaranteed by FCX. The letters of credit primarily guarantee the satisfaction of certain conditions for the receipt of the Spanish government grants. Fair value of these letters of credit is not material at December 31, 1996.

			13.  OTHER FINANCIAL INFORMATION

Presented below is information on FCX's copper and gold mining operations and exploration activities of PT-FI and Eastern Mining in Indonesia and Atlantic's smelting and refining operations in Spain.

                    Mining       Smelting      Intercompany
                     and           and         Eliminations
                  Exploration    Refining        and Other      Total
                  -----------   ----------      ----------    ----------
                                     (In Thousands)
1996
Revenues          $1,485,848    $  778,120      $ (358,932)   $1,905,036
Production
and delivery         575,782       731,650        (355,569)      951,863
Depreciation
 and amortization    142,604        27,784           3,590       173,978
General and
 administrative
 expense             119,492        12,301           9,141       140,934
                  ----------    ----------      ----------    ----------
Operating income  $  647,970    $    6,385      $  (16,094)   $  638,261
                  ==========    ==========      ==========    ==========
Capital
 expenditures     $  401,538    $   51,855      $   38,845    $  492,238
                  ==========    ==========      ==========    ==========
Total assets      $3,215,643    $  728,519      $  (78,628)   $3,865,534
                  ==========    ==========      ==========    ==========

1995
Revenues          $1,477,919    $  541,291      $ (184,875)   $1,834,335
Production and
 delivery            547,716       528,904        (141,913)      934,707
Depreciation and
 amortization        102,664        17,572           3,819       124,055
Exploration
 expenses             10,828         2,248             812        13,888
General and
 administrative
 expenses            141,014        16,705           7,534       165,253
                  ----------    ----------      ----------    ----------
Operating
 income (loss)    $  675,697    $  (24,138)     $  (55,127)   $  596,432
                  ==========    ==========      ==========    ==========
Capital
 expenditures     $  435,475    $  141,742      $    6,269    $  583,486
                  ==========    ==========      ==========    ==========
Total assets      $2,896,496    $  775,151      $  (89,901)   $3,581,746
                  ==========    ==========      ==========    ==========

1994
Revenues          $  831,635    $  536,704      $ (156,055)   $1,212,284
Production
 and delivery        403,842       496,925        (160,506)      740,261
Depreciation and
 amortization         52,561        18,829           3,710        75,100
Exploration
 expenses             35,979         4,058             343        40,380
Gain on insurance
 settlement          (32,602)            -               -       (32,602)
General and
 administrative
 expenses             85,168        16,930           6,913       109,011
                  ----------    ----------      ----------    ----------
Operating income
 (loss)           $  286,687    $      (38)     $   (6,515)   $  280,134
                  ==========    ==========      ==========    ==========
Capital
 expenditures     $  664,735    $   72,979      $        -    $  737,714
                  ==========    ==========      ==========    ==========
Total assets      $2,497,441    $  536,582      $    6,174    $3,040,197
                  ==========    ==========      ==========    ==========

					[PAGE] 44

								FREEPORT-McMoRan COPPER & GOLD INC.

				NOTES TO FINANCIAL STATEMENTS

	14.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

PT-FI's estimated proved and probable mineral reserves on a 100 percent basis follow:

                                          Average Ore Grade Per Ton
                               ----------------------------------------------
Year-End           Ore         Copper         Gold                Silver
----------      -------------  ------   -----------------   -----------------
               (Metric Tons)    (%)     (Grams)   (Ounce)   (Grams)   (Ounce)

1992              733,173,000   1.47      1.72      .055      3.87      .124
1993            1,074,100,000   1.31      1.47      .047      4.04      .130
1994            1,125,640,000   1.30      1.42      .046      4.06      .131
1995            1,899,244,000   1.17      1.18      .038      3.78      .121
1996            2,008,285,000   1.19      1.18      .038      3.80      .122

By Deposit
----------
Grasberg:
 Open pit       1,129,774,000   1.07      1.29      .041      2.88      .093
 Underground      603,631,000   1.24      1.10      .035      3.82      .123
Kucing Liar        82,344,000   1.28      1.42      .046      3.14      .101
DOZ                79,306,000   1.41      0.83      .027      7.04      .226
IOZ                41,819,000   1.21      0.46      .015      7.77      .250
Big Gossan         37,349,000   2.69      1.02      .033     16.42      .528
DOM                30,892,000   1.67      0.42      .014      9.63      .310
GB Underground      3,170,000   1.67      0.47      .015      7.87      .253
                -------------   ----      ----      ----     -----      ----
Total           2,008,285,000   1.19      1.18      .038      3.80      .122

                             Recoverable Reserves
                ------------------------------------------------
Year-End         Copper             Gold                Silver
----------      ---------         ----------          ----------
                (Billions         (Millions           (Millions
                 of Lbs.)           of Ozs.)            of Ozs.)
1992              20.9                32.1                44.7
1993              26.8                39.1                76.7
1994              28.0                39.6                80.8
1995              40.3                52.1               111.1
1996              43.2                55.3               118.7

By Deposit
----------
Grasberg:
 Open pit         21.9                33.8                49.3
 Underground      13.5                15.4                34.9
Kucing Liar        1.9                 2.7                 3.9
DOZ                2.1                 1.6                 9.9
IOZ                1.0                 0.5                 5.7
Big Gossan         1.8                 0.9                 9.3
DOM                0.9                 0.3                 5.3
GB Underground     0.1                 0.1                 0.4
                  ----                ----               -----
Total             43.2                55.3               118.7

In PT-FI's Block A, RTZ-CRA has agreed to fund up to $750 million of the cost of the "fourth concentrator mill expansion." RTZ-CRA will receive 100 percent of incremental cash flow related to the funded project until RTZ-CRA recoups PT-FI's 60 percent share of costs with interest, after which incremental cash flow would be shared 60 percent by PT-FI and 40 percent by RTZ-CRA. Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. RTZ-CRA's share of incremental production from the expansion is expected to total approximately 7.3 billion pounds of copper, 7.9 million ounces of gold and 18.3 million ounces of silver at December 31, 1996. The incremental production from the expansion, as well as production from PT-FI's existing operations, will share proportionately in operating and administrative costs. FCX will continue to receive 100 percent of cash flow from its existing production facilities as specified by the contractual arrangements.

		15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                  Net Income
                                                  Applicable          Net
                                   Operating      to Common         Income
                   Revenues         Income          Stock          Per Share
                  ----------      ----------      ----------       ---------
                          (In Thousands, Except Per Share Amounts)
1996
  1st Quarter a   $  388,392      $  105,543      $   22,450          $.11
  2nd Quarter        424,348         111,627          29,045           .15
  3rd Quarter        474,664         170,322          46,126           .24
  4th Quarter        617,632         250,769          77,059           .39
                  ----------      ----------      ----------
                  $1,905,036      $  638,261      $  174,680           .89
                  ==========      ==========      ==========

1995
  1st Quarter     $  408,806      $  121,901      $   43,993          $.21
  2nd Quarter b      421,469         131,368          40,625           .20
  3rd Quarter c      469,812         171,595          60,533           .30
  4th Quarter c      534,248         171,568          54,314           .27
                  ----------      ----------      ----------
                  $1,834,335      $  596,432      $  199,465           .98
                  ==========      ==========      ==========

a. Includes charges totaling $18.7 million ($8.6 million to net income or $0.04 per share) consisting of $12.7 million for costs of SARs caused by the increase in FCX's common stock price, $3.0 million (reduced to $1.7 million in the second quarter) for an early retirement program and $3.0 million for costs related to a civil disturbance.

b. Includes a $12.5 million noncash charge ($6.8 million to net income or $0.03 per share) for a materials and supplies inventory reserve adjustment in connection with the completion of PT-FI's expansion program.

c. Includes a third-quarter charge totaling $21.4 million ($11.9 million to net income or $0.06 per share) and a fourth-quarter charge totaling $7.9 million ($4.3 million to net income or $0.02 per share) for costs of SARs caused by the increase in FCX's common stock price. The fourth quarter also includes a $7.3 million charge ($4.0 million to net income or $0.02 per share) for an early retirement program.

					[PAGE] 45

				SHAREHOLDER INFORMATION

FCX CLASS A COMMON SHARES. Our Class A common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX.A." The FCX.A share price is reported in the financial press under "FMCGA" in most listings of NYSE securities. At year-end 1996 the number of holders of record of our Class A common shares was 11,250.

NYSE composite tape Class A common share price ranges during 1996 and 1995:

					     1996		         1995
					---------------     -----------------
				    	 High     Low        High       Low
                              ------   ------     ------     ------
First Quarter                 $32.88   $27.50     $22.63     $20.13
Second Quarter                 34.88    28.75      22.13      19.88
Third Quarter                  31.25    26.63      26.75      20.38
Fourth Quarter  	             31.25    26.38      30.50      22.50

FCX CLASS B COMMON SHARES. Our Class B common shares, which trade under the symbol "FCX," began trading in July 1995 on the NYSE. The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 1996 the number of shares of record of our Class B common shares was 16,584.

NYSE composite tape Class B common share price ranges during 1996 and 1995:

					     1996		         1995
					---------------     -----------------
				    	 High     Low        High       Low
                              ------   ------     ------     ------
First Quarter                 $33.75   $27.38          -          -
Second Quarter                 36.13    30.00          -          -
Third Quarter                  33.00    28.38     $27.38     $22.63
Fourth Quarter  	             32.88    28.00      30.75      22.63

COMMON SHARE DIVIDENDS. FCX has a policy of distributing to its shareholders all dividends that the company receives as the majority shareholder in PT-FI, less tax obligations, certain administrative costs, investment opportunities and debt repayment. PT-FI also has a policy of maximizing its dividend payments after considering its operational, developmental and exploratory needs as well as debt repayment.

Class A and Class B common share cash dividends declared and paid to public shareholders for the quarterly periods of 1996 and 1995 were:

							   1996
                            -----------------------------------------
                              Amount        Record         Payment
                            Per Share        Date            Date
                            ---------    -------------   ------------
First Quarter                 $.225      Apr. 15, 1996   May  1, 1996
Second Quarter                 .225      Jul. 15, 1996   Aug. 1, 1996
Third Quarter                  .225      Oct. 15, 1996   Nov. 1, 1996
Fourth Quarter                 .225      Jan. 15, 1997   Feb. 1, 1997

							   1995
                            -----------------------------------------
                              Amount        Record         Payment
                            Per Share        Date            Date
                            ---------    -------------   ------------
First Quarter*                 $.15      Apr. 17, 1995   May  1, 1995
Second Quarter*                 .15      Jul. 14, 1995   Aug. 1, 1995
Third Quarter                  .225      Oct. 16, 1995   Nov. 1, 1995
Fourth Quarter                 .225      Jan. 16, 1996   Feb. 1, 1996

*There were no Class B common shares held by public shareholders in these periods.

				[INSIDE BACK COVER]