Form 10-K, Exhibit 13
period 1998-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 1999-03-19
CIK 831259

WORKING TOWARD SUSTAINABLE DEVELOPMENT

1998 ECONOMIC, SOCIAL & ENVIRONMENTAL REPORT

Introduction. Sustainable development balances economic, social and environmental issues in a way that meets the needs of the present without compromising the ability of future generations to meet their own needs. Achieving sustainable development is perhaps a greater challenge for a mining company than for other industries and businesses, because, by its very nature, mining actually depletes a natural resource. However, we believe the social and economic benefits for the local people - including education (pictured below), training in entrepreneurial skills and the transfer of technology - enable local prosperity to continue even after mine closure through learned pursuits such as agriculture on reclaimed lands and new businesses based on using acquired skills rather than a mining economy.

Mining occurs because its products are
needed for one of the three elements of
sustainable development: the economy.
Copper and gold produced by
Freeport-McMoRan Copper &
Gold Inc. (FCX) through its
principal operating
unit, P.T. Freeport
Indonesia Company                   [Picture]
(PT-FI), and the copper
refined at our copper
smelting unit in Spain, Atlantic
Copper, S.A. (Atlantic), are essential.
They provide electrical power,
protect drinking water with copper
plumbing and are used for virtually every aspect of technology, transportation, communication, business and industry in the developed and the developing world.

While these metals are among the most recyclable and recycled materials in use, recycling alone - which provides for some 38 percent of annual copper consumption - cannot meet world demand. In helping meet that demand, FCX has earned a reputation, through operating innovations and efficiencies, as a low-cost leader in the industry. It is our goal
- through minimizing negative and maximizing positive economic, social and environmental impacts - to also earn a reputation as an industry leader in working toward sustainable development.
We believe we are well on our way, and we are committed to a continuous search for ways to improve in every aspect of our operations. Beginning with the first Contract of Work (COW) in 1967 and throughout its history of developing world-class ore deposits at the Grasberg complex in Irian Jaya, Indonesia, FCX has found technological solutions to seemingly insurmountable obstacles in this once-remote part of the world. Yet the goal of managing our impacts in this difficult environment and among a complex mosaic of unique peoples while working toward sustainable development may be among the biggest challenges we have faced. Nevertheless, we regard this effort to be our responsibility. The company's view of its duty, responsibilities and commitments in these areas are clearly stated in the Environmental Policy and Social and Human Rights Policy, both of which have been approved by the FCX Board of Directors.

We have committed to constantly assess and report on our progress and we have done so with the Dames & Moore
Environmental Audit and the LABAT-Anderson Social Audit.
Both audits were carried out by independent, highly qualified experts whose principal findings and recommendations were publicized and implemented in 1996 and 1997. A second independent environmental audit will be done in the second half of 1999.
We have also committed to
consult with other stakeholders
and consider their concerns;
and to listen to our critics
and implement their
suggestions where
appropriate.

During the past three years,
we provided significant additional
information in our Annual Report
to shareholders with new Environmental
& Social Responsibility sections. FCX's
Social and Human Rights Policy and
Environmental Policy are available to interested parties on our Internet web site, "www.fcx.com," along with the results of the independent audits and up-to-date information on our environmental and social programs. In addition, our smelting and refining unit in Spain this year produced the Atlantic Copper Environmental Report, a comprehensive publication summarizing all of Atlantic's key environmental commitments, activities and performance for the past three years. This is also available on our web site.

This expanded report, "Working Toward Sustainable
Development," is another important step. Besides providing information on economic, social and environmental issues and events from 1998, this report creates benchmarks and provides significant new data that will be useful in tracking our progress as we work toward sustainable development throughout our operations.

P. T. FREEPORT INDONESIA COMPANY

I. ECONOMIC IMPACTS

There are many ways in which PT-FI's operations benefit the economies of Irian Jaya and Indonesia. These financial benefits (Figure 1) are derived through the payment of taxes, dividends and royalties; voluntary economic development programs, such as the Freeport Fund for Irian Jaya Development (FFIJD); domestic re-investment; infrastructure development; employment; and the purchase and use of local and national goods.

In three of the last five years, PT-FI has been the largest taxpayer in the Republic of Indonesia. In addition, it pays royalties on all payable metals removed from the ground. Since the beginning of 1992, these direct benefits to Indonesia have totaled over $1.25 billion. Taxes and royalties have been paid to the central government in Jakarta and then spent or distributed according to government policy and priorities. Indonesia's central and regional governments are currently discussing changing the policy concerning the distribution of such revenues so that a greater portion would benefit the regional government and, in our case, development in Irian Jaya. PT-FI supports this change.

In light of its substantially expanded production capabilities, PT-FI is discussing with the GOI the payment of voluntary additional royalties on metal from production above 200,000
MTPD in amounts for copper equal to the COW royalty and for gold and silver equal to twice the COW royalties. Therefore, including the payment of COW royalties, the total of the royalties paid on copper net revenues from production above 200,000 MTPD would be double the amount of the COW royalty; and the total of the royalties paid on gold and silver sales from production above 200,000 MTPD would be triple the amount of the COW royalties. The additional royalties would be effective January 1, 1999. Because in large part mineral royalties under GOI regulations are remitted to the provinces from which the minerals are extracted, PT-FI offered the voluntary additional royalties to provide additional support to the local governments and people of Irian Jaya.

Since we began development activities 30 years ago, PT-FI has made significant investments in infrastructure both for the use of the company and for the public in southern Irian Jaya.
This includes medical facilities, roads, an airport and heliports, schools, housing, community buildings and places of worship.
PT-FI is also one of the largest private employers in Indonesia and by far the largest in Irian Jaya. At the end of 1998, PT-FI directly employed 6,350 people and another 6,250 workers were employed by companies that provide services locally and exclusively to PT-FI in Irian Jaya. Approximately 17 percent of the employees and other workers referred to above are Irianese. Finally, PT-FI uses as many locally and nationally produced goods as possible.

Fig. 1
Financial benefits of PT-FI's operations to the people and Government of Indonesia

Graph showing the following data:

                                1992  1993  1994  1995  1996  1997  1998
                                         (Dollars in millions)
Wages, Salaries & Benefits        20    26    38    90    82    98    44
Goods & Services Purchased        80   204   508   425   321   269   241
Domestic Re-Investments          368   486   707   445   438   572   286
Charitable Contributions           8    15    20    22    23    33    32
Dividends, Royalties & Taxes     107    93   117   297   272   237   139


Besides the $1.25 billion paid in direct benefits to the Government of Indonesia (GOI) under PT-FI's new COW from
1992-98, Indonesia has realized another $5.9 billion in indirect benefits in the form of wages and benefits paid to workers, purchases of goods and services, charitable contributions and reinvestments in operations. In all, 87 percent of PT-FI's total revenues have remained in and benefited Indonesia and its people during this period.

II. SOCIAL CHANGE AND DEVELOPMENT

Background. From the beginning of its operations in Irian Jaya, PT-FI has supported programs to benefit the Amungme and Kamoro tribal people who were the area's traditional inhabitants. When PT-FI began development in Irian Jaya after the signing of its 1967 COW, with a local population numbering only in the hundreds and a relatively small mine, the programs were simple and limited. Houses for local leaders and community infrastructure were built and free medical care was provided to the local people.

With the discovery of the world-class Grasberg deposit in 1988 and the years of rapid operational expansion that followed, the needs of the local communities and PT-FI's efforts to respond to them with an array of social and economic programs both spiraled in complexity. PT-FI's resident workforce expanded, particularly during construction, and its attraction as a source of economic opportunity increased, drawing thousands of migrants from other indigenous Irianese tribes over the mountains and into the area.

Significantly, the GOI, pursuing its policy of transmigration, also moved thousands of people into the area from other parts of Indonesia. The result was a difficult and at times volatile mixture of Irianese indigenous peoples, who have their own history of interethnic hostility, with Indonesians from other islands who have completely different ethnic and cultural backgrounds. These diverse groups were all brought together in a population that rapidly grew to its present size of some 70,000 individuals, and continues to grow today. Even with PT-FI's assistance, the GOI and the local peoples' leadership organizations were not prepared to manage these changes effectively.

Social and Cultural Commitment. PT-FI's history in
Irian Jaya has largely involved technical solutions to physical challenges, which fostered what can best be described as a "can-do" approach to tasks, i.e., 1) identify a problem; 2) solve the problem; 3) move on to the next problem. During the 1990s, the company realized that the same approach would not work in seeking to resolve complex social issues.

PT-FI is now committed to patiently and carefully building and maintaining positive relationships with the indigenous peoples living in the areas where the company operates and to the continuous improvement of those relationships. Part of this commitment is to provide opportunities for social and economic development for the local people, including special efforts to train and hire people indigenous to each operational area. Another part is to learn more about the local people, their histories and their changing circumstances in order to achieve a greater understanding necessary for building constructive relationships.
But perhaps the most important aspect is the commitment to treat the local people with respect and to consult them on important operational issues that impact their communities.

PT-FI has also sought to be sensitive to the need of Irian Jaya's unique peoples to preserve their cultures at the same time they are merging with modern development. For this reason, PT-FI has long supported the annual Asmat Art and Cultural Festival and in 1998 sponsored the first Kamoro Art and Cultural Festival, which was highly successful.

Human Rights Commitment. Because of the activities of a small separatist group in Irian Jaya, the GOI has stationed armed forces there. There have been a number of clashes between the Indonesian military and the separatists and there have been allegations of human rights violations in connection with some of these incidents. These allegations have been investigated and the individuals in the military who were determined to be involved have been punished.

FCX supports and upholds the human rights of all people
and has publicly and strongly condemned all human rights
violations in Irian Jaya. FCX has applauded the government's arrest, trial, conviction and incarceration of those responsible for human rights violations in Irian Jaya and also encourages and fully supports any legitimate investigation of remaining allegations of human rights violations. There have been
numerous investigations of
human rights violations in Irian                [Picture]
Jaya, and none found that any            Discussions with local people
PT-FI employee participated in           provide a better understanding of
any violation. Equally important is      their culture and history and
the company's commitment                 are necessary for building
                                         constructive relationships.
through its social programs to proactively work to secure fundamental human rights for all citizens in its area of operations and, through improved communication and increased understanding, to seek in the long term to reduce underlying frictions that are the root cause of situations that lead to human rights violations.

Freeport Fund for Irian Jaya Development
(FFIJD). In April 1996, PT-FI agreed to commit at least one percent of its revenues for the next 10 years to support village-based, bottom-up health, education, economic and social development programs in its area of operations. This commitment replaced community development programs undertaken by the company that spent a similar amount of money each year. In 1998, PT-FI contributed $13.5 million to the FFIJD. However, the disbursement mechanism initially established to administer the funds was flawed, which resulted in inappropriate funding decisions and expenditures. This situation added to friction with indigenous groups, rather than reducing it as intended by the program. At the recommendation of the LABAT-Anderson auditors and local and church leaders, disbursements from the fund were suspended in August 1997, other than for previously approved and essential programs with ongoing funding commitments, such as malaria control and public health, job training and scholarships for Irianese. PT-FI then joined a dialogue with local and church leaders, government representatives and members of interested non-governmental organizations on how best to restructure the fund to provide for village-based development managed locally from Timika.

As 1998 drew toward a close, these discussions successfully culminated with the restructuring of the FFIJD. The new umbrella structure is called the Lembaga Pengembangan Masyarakat-Irian Jaya (LPM-IRJA), or the People's Development Foundation-Irian Jaya. The LPM-IRJA Board of Directors is made up of the head of the local government, currently a Kamoro, a leader of the Amungme people, a leader of the Kamoro people, leaders of the three local churches and a representative of PT-FI. The Board of Directors makes grants from the FFIJD and has oversight for implementation of local development programs through the Implementation Board, which is headed by an Amungme leader and is composed of representatives of all local indigenous groups.

The LPM-IRJA Board of Directors has approved a 1999/2000 operational plan and has selected a number of yayasans, or foundations, to implement funded projects. The operational plan provides some type of assistance for all 71 villages in the Mimika district, with the greatest support going to the 29 villages defined by the Amungme and Kamoro as most critically impacted by PT-FI's operations. Another important project will be a new primary care hospital in Timika. Ground has been broken for the 75-bed facility. The team which accomplished the restructuring took care to socialize and communicate the results in all Mimika villages before the implementation of any new programs or projects.

Land Rights. FCX and PT-FI acknowledge the special relationship between indigenous peoples and their traditional lands and, like mining companies worldwide, must seek fair compensation for the use of those lands. Under Indonesian law, natural resources are owned by the state for the benefit of all the Indonesian people. Mining companies are allowed to operate and mine these resources as contractors to the government, operating under a GOI-approved COW. However, Indonesian law also provides for giving "recognition" in the form of community benefits to indigenous people for the temporary use of their land.

The 1974 "January Agreement" between PT-FI and the
Amungme people was an agreement to provide "recognition" for the temporary use of land traditionally used by the Amungme, and is considered by PT-FI and the GOI to be a legally binding release of land under Indonesian law. As part of the 1974 agreement, PT-FI made significant improvements in the infrastructure of the local Amungme communities. In 1974, the impact of mining operations on the Kamoro people in the lowlands was minimal and no recognition was negotiated. By
1997, mine expansion and the construction of the Ajkwa Deposition Area (ADA) (please see Environmental Management section for details) had impacted the lowlands area and some stands of sago palm, as well as some access to traditional fishing areas. With the assistance of the Sejati Foundation, land recognition was negotiated with the Kamoro people living in several villages near the ADA. The recognition plan includes the involvement of the Kamoro themselves in the building of substantial infrastructure for the use of the communities, as well as reclamation and economic development.

PT-FI is currently negotiating with Amungme and Kamoro leaders voluntary additional recognition as a reflection of the expanded scope and continuing success of the mining operations. These discussions are part of an ongoing process to resolve issues between the company and the local people. The negotiations are being coordinated by an international group of mediators agreed upon by both parties.

Medical Care. PT-FI provides medical care for the local population through free primary medical care in PT-FI hospitals and clinics, preventive medicine and medical education programs.
In 1998, non-employee local people made over 35,000 patient visits at PT-FI medical facilities, and 3,750 local people were admitted to health care facilities for an average stay of five days.

Preventive medicine and primary medical care are also provided by PT-FI's Malaria Control and Public Health Program. Through
intensive home visitation, testing of
potential malaria parasite carriers
and aggressive treatment, the
incidence of malaria has been
dramatically reduced. The number
of malaria cases in 1998 was down
by 52 percent from 1997, which                       [Picture]
itself was 41 percent lower than the         Free public health care is
previous year. This nearly 70 percent        provided in our COW area.
decrease over a two-year period is a
significant accomplishment given
a 12 percent annual population
growth. Health education programs
have been expanded into elementary
schools on the concept of the
Integrated Village Health Post, or
Posyandu. Homework includes
recruitment of mothers and neighbors
to attend Posyandu over the
two-trimester training period. It is hoped that immunizations and prenatal care offered in these programs will further reduce infant and maternal morbidity and mortality.

Testing and long-term treatment for tuberculosis are also undertaken by the Public Health Program. Tuberculosis cases continue to increase due to better case detection and more patients migrating to Timika for treatment in PT-FI's clinic, some of them staying for six months to complete therapy. Rates are nearly 600 per 100,000 population, which is extraordinarily high.

Education, Training and Employment. PT-FI takes pride in its record of providing generous wages and benefits and excellent working conditions for all employees. PT-FI's employees (staff and hourly) receive base salaries which are at or above the 75th percentile of comparable employees in the energy and mining sectors in Indonesia. All salaries are substantially above national and regional minimum salaries. In addition, all PT-FI employees working in Irian Jaya receive a remote location allowance (25 percent of base salary) and a cost of living allowance. During the period of financial uncertainty in 1997 and 1998, PT-FI employees received four separate payroll adjustments to help them deal with inflation in Indonesia. For employees whose families live at the company's operations area, PT-FI provides free schooling and medical care; PT-FI pays education and health care allowances for staff employees whose families do not live at the company jobsite. PT-FI's support of employee dependents extends to educational aid and scholarships for study both in Indonesia and abroad. Currently, more than 200 employee dependents receive special scholarships for higher education in Indonesia and overseas.

In April 1996, PT-FI agreed to implement training and
educational programs sufficient to quadruple the number of Irianese in its work force over the next 10 years and to greatly increase the number of Irianese in management and
supervisory positions. At         [Picture]
the end of 1998, this         Training and the transfer of
recruitment program was       technological skills are two of
ahead of schedule. Over       our most important sustainable
97 percent of PT-FI           development activities.
employees are Indonesians and approximately 17 percent of the Indonesian employees are indigenous to Irian Jaya. In April 1996, PT-FI had just over 600 Irianese employees; at the end of December 1998, there were more than 1,100 Irianese employees. To facilitate preparation of local people for employment, PT-FI established a Basic Skills Development
Center. Since 1996, more than 280 local residents have received training there. Of those participants, 246 graduated from the program and 186 are already employed. The remaining 60 will be employed by the middle of 1999. The training session that began in January of this year is solely dedicated to training of underground miners. Sixty candidates entered that training class. Viable educational opportunities for Irianese children are perhaps most important for the local people in the long term. PT-FI has supported the government in this effort by opening the company's schools to Amungme children living in the Banti area and by educational aid and scholarship programs for Irianese students from the elementary school level through college. The Tuarek Educational Foundation, named for the recently deceased traditional leader of the Amungme tribe in PT-FI's area, uses funds from the FFIJD to provide school uniforms, tuition, room and board for students seeking to continue their education. PT-FI provided educational assistance to over 4,000 Irianese students in 1998.

Utikini Relocation. Over the past decade, thousands of Western Dani, traditional enemies of the Amungme, moved into an area called Utikini below Tembagapura and above the Amungme villages of the Waa Valley - Waa, Banti and Opitawak. The population of Utikini peaked at 2,500, which meant that the Amungme were outnumbered in their own traditional land, a situation that led to tribal battles causing numerous injuries and nine deaths.

To relieve tensions, the GOI and PT-FI, in consultation with indigenous leaders and non-governmental organization representatives, created and financed a plan in which the residents of Utikini were given an option. In a series of meetings with affected families, Utikini residents were offered the choice of moving to an area in the lowlands outside Timika or moving back to their home areas. In either case, the residents were given a new home and other benefits as compensation for dismantling their houses in Utikini. Those who moved to the lowlands were also given training and work opportunities, special medical care and educational facilities for their children. The area in which the Utikini settlement was located is undergoing a two-year reclamation project by professional agricultural workers and the local Amungme population.

In addition, because it is at the confluence of several river systems, the lower part of the village of Banti has constant danger of flooding. PT-FI, working with the people of Banti, is in the process of moving the residents of the lower part of Banti to new houses built by PT-FI in upper Banti.

Social Studies and Cultural Support. In 1997,
PT-FI formed a relationship with anthropologists and demographers from the Australian National University and

Cenderawasih University in Jayapura
to prepare a baseline study
documenting the history and
contemporary social, economic and
cultural situation of the Amungme
and Kamoro peoples in PT-FI's
operations area. In August 1998, the
team presented its first report, which
included a number of recommenda-tions
to improve communications
and understanding between PT-FI
and the local people and to
strengthen the company's community
affairs programs by providing
additional financial, development and
training resources and by providing
for on-site management. Steps are
being taken to implement these
recommendations. The team also
recommended further research, and PT-FI supports this recommendation.

III. ENVIRONMENTAL MANAGEMENT

Environmental Commitments. FCX and PT-FI are fully committed to minimizing the impact of their mining operations on the surrounding environment and to reclaiming and/or revegetating land that is disturbed by operations. As part of its comprehensive Environmental Policy, FCX is a signatory to the International Council on Metals and the Environment (ICME) Environmental Charter. Through this policy, FCX commits to giving its highest priority to sound environmental management and practices, to providing adequate resources to fulfill that responsibility and to continuous improvement of its environmental performance at every operational site. FCX also commits strongly to supporting scientific research to find the best applicable environmental technologies; to comprehensive monitoring to ensure that its practices are working; and to both internal and external environmental audits to measure performance.

PT-FI made a series of specific commitments as part of its AMDAL, which is the Indonesian acronym for the environmental impact assessment process, all of which have been implemented or are being implemented. These commitments, which were approved by the GOI in 1997 and are related to PT-FI's operational expansion, are detailed in the AMDAL approval, issued as a Decree of the State Minister for Environment. They are also listed on the FCX web site.

Management and Monitoring. Significant new
environmental activities at PT-FI in 1998 centered around the implementation of comprehensive and expanded Environmental
Management and Monitoring Plans approved by the GOI in
December 1997 as part of the AMDAL. New plans have been
developed and implemented             [Picture]
for the expansion of operations     The state-of-the-art environmental
and support activities.             lab plays a key role in providing
Existing plans have been            data to PT-FI's environmental
enhanced and revised to             scientists.
reflect changes in current operations. A specific management and monitoring plan now exists for all major aspects of the PT-FI operation and privatized infrastructure.

Auditing. FCX's Environmental Policy requires the performance of annual internal environmental audits. The 1998 internal audit concluded that PT-FI's Irian Jaya operations are in material compliance with GOI laws and regulations.

In addition, PT-FI has made a commitment to independent external environmental audits by qualified experts every three years, with the results to be made public. The first such audit was in 1996, when PT-FI was the first company in Indonesia to undergo a voluntary external environmental audit of its operations under a new program of the Indonesian government. An independent, internationally qualified environmental consulting firm conducted the audit. The results of that audit were made public and its 33 principal recommendations have been implemented.

The second external triennial environmental audit is scheduled for 1999 and its results will also be made public. In addition, the independent consultants conducting this audit will make recommendations for various programs, monitoring data, or other measures to serve as benchmarks against which PT-FI can measure its future environmental progress.

ISO 14001 Environmental Management
Systems. ISO 14001 is a voluntary international standard that provides a systematic approach to continual improvement by companies in their environmental management systems
(EMS). An EMS consists of organizational policies and procedures enacted to ensure that all environmental issues are handled in a quality manner. The system works to minimize the operations impact on the environment and to ensure compliance with regulations. PT-FI is developing a comprehensive EMS, including protocols and program descriptions, for ISO 14001 certification of its Irian Jaya operations in the year 2000. The implementation of an ISO 14001 program is part of PT-FI's 300,000 MTPD expansion AMDAL commitment to the GOI.

Tailings Management Plan. Monitoring and refinement of the Tailings Management Program continued in 1998. (Tailings are the finely ground natural rock left over from the processing of copper ore by physical grinding and flotation methods.) The construction of the Ajkwa Deposition Area (ADA), essentially the flood plain of the Ajkwa River encompassing some 13,000 hectares, has been completed and the ADA is operating as designed as an engineered, managed system for the deposition and control of tailings.

Programs have been instituted to monitor the development and effectiveness of the ADA system. Tailings reclamation studies show that the ADA can be readily revegetated with native and agricultural plant species once mining is completed. As part of its AMDAL commitment to further study its operations and search for ways to improve, PT-FI is conducting an Ecological Risk Assessment (ERA) of the Tailings Management Program.
The ERA will involve stakeholders, will be carried out by world-class experts and the results will be made public.

Tailings have an alkaline pH when released from the mill and data show that the pH in the Ajkwa River system is alkaline, meaning the tailings are not producing an acidic condition. (The pH is a measure of acidity or its opposite, alkalinity. Neutral is 7.0, meaning any pH greater than that is alkaline.) The annual average pH in the Ajkwa River for 1994 to 1998 ranged from
7.5 to 8.1. Additionally, Figure 2 shows that the tailings do not have an acid forming potential.

Fig. 2
Tests on tailings show a
non-acid forming potential

Graph showing the following data:

                          1994    1995     1996     1997     1998
                                   (Average Annual Value)
Potential kilograms of
 acid per metric ton
 of tailings            (32.93)  (30.06)  (34.97)  (24.22)  (35.79)


PT-FI does not use cyanide in its operational processes; therefore, cyanide in the river water systems is not an issue. Comprehensive water quality sampling of the tailings management system shows that the water in the Ajkwa River and ADA meets U.S. Environmental Protection Agency (U.S.
EPA) and World Health Organization (WHO) drinking water standards for metals, including copper (Figure 3a). In addition, when the data are compared to U.S. EPA Water Quality Criteria
(1997), and other scientific information on copper impacts on aquatic organisms, the values for dissolved copper in the Ajkwa River system are within and/or below the range of these values.

Fig. 3a
Copper concentrations from comprehensive water quality sampling in the Ajkwa River meet drinking water standards and criteria

Graph showing the following data:

                            1994   1995   1996   1997   1998
                             (Annual Average Concentration)
U.S. EPA Drinking Water
 Standard for Copper       1.300  1.300  1.300  1.300  1.300
WHO Drinking Water
 Criteria for Copper       1.000  1.000  1.000  1.000  1.000
Dissolved copper in
 parts-per-million (ppm)    .048   .043   .050   .018   .015


Fig. 3b
Comparisons of mercury in edible flesh
of fish and shrimp-annual averages

Graph showing the following data:

                               1996    1997    1998
                        (Mercury in mg/kg (ppm) net weight)
U.S. FDA criteria
 for mercury in
 edible flesh of fish          1.00    1.00    1.00
Rivers with tailings:
 Ajkwa                          .05     .05     .04
 Minajerwi                      .04     .03      *
Rivers without tailings:
 Kamora                         .08     .08     .09
 Otokwa                         .08     .10     .10

*1998 data not available.

Mercury is also not used in PT-FI's mill processes but does occur in trace amounts in the Ajkwa River with tailings, as well as in similar river systems in the area without tailings. Water quality data for dissolved mercury in the Ajkwa River show amounts lower than detection limits using modern analytical techniques. Figure 3b shows that mercury is found in edible flesh of fish and shrimp only in small amounts, and well below U.S. Food and Drug Administration (U.S. FDA) criteria for human consumption. The data also show that mercury in both fish flesh and fish organs - such as the liver, which concentrates metals - are lower in the river system with tailings than in reference rivers in the area without tailings.

Extensive biological sampling shows that comparable numbers of species and aquatic organisms were collected in the Ajkwa and Minajerwi estuaries downstream of the tailings ADA as

Fig. 4
Tailings estuaries (Ajkwa and Minajerwi rivers) have comparable numbers of aquatic species and organisms as reference estuaries without tailings (Kamora and Otokwa rivers) based on per unit catch by trawl-net sampling.

Two graphs showing the following data:

                             Number of       Number of
                              species        organisms
                          (1996 to 1998 Quarterly Average)
Rivers with tailings
 Ajkwa                           21              989
 Minajerwi                       25            1,145
Rivers without tailings
 Kamora                          29              875
 Otokwa                          24              497


were found in baseline or reference estuaries without tailings
(Kamora and Otokwa) based on per unit catch by trawl-net sampling (Figure 4).

Overburden Management Plan. Overburden is the rock which has to be moved aside in order to reach the ore in the mining process. Metals can occur in nature as minerals called sulphides. If they are mined, and rock or tailings containing sulphides are left exposed to the elements, the action of water, oxygen and natural bacteria can create sulphuric acid. This acidic water will dissolve metals contained in rock and, if not collected or treated, the contaminated water can be harmful to many aquatic organisms and plants. This condition is called Acid Rock Drainage (ARD).

PT-FI continually monitors and manages ARD. PT-FI's current Overburden Management Plan, which was approved by the GOI, includes three types of control: minimization - cover of the overburden to minimize production of ARD; remediation - treatment of runoff from the overburden piles for neutralization of ARD with capture/recovery of copper; and/or prevention - blending potentially acid-forming overburden with acid-consuming materials.

Monitoring of the overburden stockpiles, which at the end of 1998 encompassed an estimated 575 hectares of surface area, continues as part of the program to optimize placement of overburden to minimize the generation of ARD. It should also be noted that with the recent mine and mill expansion, cutoff grades for ores to be processed have been lowered so that material that otherwise would have been overburden will now be processed, reducing the total amount of overburden.
However, there will be a net increase in tailings as a result of the lower cutoff grade.

A Molecular Recognition Technology (MRT) pilot-test unit has been constructed and placed into operation to capture and recover copper from acidic drainage. Drainage from the mine area is captured and routed to the MRT unit, which utilizes molecular recognition and electro-winning to capture and recover copper. The "Wanagon Lake" water catchment basin is used as a capture point for West Grasberg overburden ARD to prevent its release to the environment. This ARD is directed to the catchment basin where it is neutralized with lime. The metal precipitates from the neutralization process are captured in the catchment basin. As the stockpiles advance, the Wanagon catchment basin will eventually be filled with overburden, but will still serve as a natural collection point for ARD from the overburden stockpiles. The ARD will be drained from the basin through underground drainage drifts and drill holes. It will then be directed to the mill area MRT plant for treatment and copper recovery.

FCX is a member of the International Network for Acid
Prevention (INAP), an organization of 16 of the world's mining and minerals companies, established to undertake research and development to control ARD from mine materials. INAP will bring together engineers and scientists from over 23 countries to undertake research and develop technologies to reduce the impact of ARD. The member companies of INAP, which represent around 40 percent of the world's mining activity, will share their knowledge and participate in joint research projects.

Wanagon Lake Incident. On June 20, 1998, after a period of heavy rainfall, a sudden discharge of water occurred from the Wanagon Lake water catchment basin into the Wanagon River. Geotechnical experts have concluded that it was caused by a slough of rock from mine stockpiles, which in turn triggered several landslips along the steep river banks recently saturated by heavy rains after 18 months of record drought. The ensuing mudslide reached the downstream village of Banti. No people were hurt, but some pigs and gardens belonging to local residents were lost and PT-FI has compensated those affected.

Floods and mudslides are common in this part of Irian Jaya and similar incidents have occurred recently having no connection to mining. However, steps have been taken to reduce the potential for sloughing and to lower the level of the Wanagon catchment basin. An alarm system was in place to warn of sloughing from the top of the mine stockpiles, but the June 20 sloughing took place at the base of the stockpiles and was not detected. In response to this incident, additional alarm systems have been installed to warn of sloughing at the base of the stockpiles, as well as any basin overflow. The basin water level has also been lowered to reduce the likelihood of any outflow.

Long Term Environmental Monitoring Plan.
PT-FI continues to conduct the Long Term Environmental Monitoring Plan (LTEMP) to evaluate the potential impact of operations on water quality, biology, hydrology, sediments and air quality. This comprehensive program ensures that PT-FI has all of the necessary scientific information available for all environmental aspects of its operations in order to minimize, mitigate and properly manage environmental effects. Figure 5 shows the number of samples and analyses conducted in 1998 as part of this extensive program.

Fig. 5
Comprehensive LTEMP program encompases a large number of samples and analyses every year; data shown are for 1998

Two graphs showing the following data:

                          Number             Number
                        of samples        of analyses
Type of Sample
 Aquatic Biology            474               1,896
 Aquatic Tissue             611               3,932
 Mine Water                 120               1,743
 Surface Water            1,095               8,676
 Tailings                 2,349              11,745


Waste Management and Recycling Plan. PT-FI has continued in 1998 to incorporate a comprehensive waste management program into its daily operations. The concepts of waste reduction, reuse and recycling have been implemented as a practical means to manage all wastes in an environmentally acceptable manner. Those materials that can be reused or recycled are separated from the waste stream at the point of origin. Steel is stockpiled at several strategic locations for reuse by construction and operations. Copper, aluminum and other recyclable metals are currently being held pending permission from the government for resale or trade. Combustible waste materials are segregated from the waste stream and sent to several air curtain incinerators to reduce the amount of wastes placed in the onsite landfills. Biodegradable wastes are collected and transported to an engineered landfill at Mile 38, which is lined and which also provides for the collection and treatment of water leaching from the waste. PT-FI also utilizes a state-of-the-art medical waste incinerator. Indicative of PT-FI's recycle/ reuse programs, Figure 6 shows the amount of waste oil reused annually as fuel compared to the amount of new oil consumed.

Fig. 6
Waste oil reused as fuel vs. new oil consumption

Graph showing the following data:

               Waste Oil         New Oil
             Reused as Fuel    Consumption
             (Millions of liters per year)
1994              2.07             8.34
1995              3.99             7.36
1996              4.84             7.26
1997              5.91             8.51
1998              8.81             7.94


Reclamation and Revegetation. PT-FI's comprehensive reclamation testing and revegetation program continued in 1998. Revegetation and reclamation programs for the ADA have been in place for several years. Demonstration projects have been developed to show that numerous species of native plants, agricultural crops and fruit trees grow well on the tailings deposited in the ADA. PT-FI has also developed other successful revegetation and reclamation projects involving the development of lakes, wetlands, forests and agriculture in areas disturbed by construction. A large hydro-mulcher machine is a centerpiece of this aggressive revegetation program to quickly reclaim land disturbed by construction. Mining activities are ongoing and the placement of overburden in the West Grasberg and Carstensz valleys and the deposition of tailings in the ADA will continue for many more years. Because of this, the reclamation of the majority of the overburden and the tailings deposits will not be feasible until mining operations cease. PT-FI has established a fund to accumulate at least $100 million by the end of the mine life to help fund mine closure and reclamation. The fund will be used to restore properties and related facilities to meet the requirements of Indonesian environmental and other regulations, as well as PT-FI's own commitments outlined earlier in this report.

Figure 7 depicts the number of species tested on overburden and tailings. Numerous species of native and agricultural plants have been successfully grown on tailings in the lowlands. Several native species have also been successfully grown on overburden, and research continues in this challenging, high-altitude environment to find additional adaptive species.

Fig. 7
Reclamation tests show success for many species on tailings; overburden testing to date reflects challenges of high-altitude reclamation

Graph showing the following:

                 Species      Species
                 Tested      Successful
               (Number of plant species)
Tailings           79            74
Overburden         20             5


                        [Picture]
                  Pineapple is one of the many
                  plants successfully tested in
                  tailings reclamation areas.

                        [Picture]
                  Research continues to show
                  encouraging results in challenging,
                  high-altitude overburden
                  reclamation testing.


Training and Technology Transfer. An important element of PT-FI's sustainable development program is the training of employees and local people in environmental management issues, programs and procedures at the company's operations. Included in this training is technology transfer for modern pollution control equipment, environmental sampling and monitoring methodologies. Figure 8 shows the number of personnel involved and manhours spent in environmental training in 1997 and 1998.

Fig. 8
Environmental training of PT-FI
and contractor personnel

Graph showing the following:

                          1997       1998
Personnel Trained         1,918      2,951
Man hours of Training     5,171      7,506


ATLANTIC COPPER, S.A.

Environmental Programs Update. IS0 14001 is the world's first series of internationally accepted standards for environmental management. Implementing an ISO 14001 environmental management system provides the framework for a high level of environmental performance. In April 1998, Atlantic's environmental management system at its Huelva, Spain copper smelter was certified under 14001 by AENOR, the Spanish Certification Agency. Later in the year, the metal cable facility at Cordoba, Spain was also certified under ISO 14001. Atlantic is committed to conducting periodic environmental, safety and industrial health audits to ensure that its facilities and operations comply with applicable legal requirements, company policies and protocols, and generally accepted standards. The 1998 audit confirmed that Atlantic is in material compliance with all current applicable environmental and safety regulations, as well as all requirements established by the company. The audit recognized the improvements that have been made in these areas during the last few years and Atlantic has incorporated as part of its objectives additional management practice recommendations made by the auditors.

In 1996 and 1997, Atlantic successfully completed the environmental improvement project started in 1994 in conjunction with expansion activities at its copper smelter in Huelva. New technology substantially reduced atmospheric emissions from its operations even with an approximate doubling of production capacity (Figure 9). In addition, dust emissions have decreased as a result of the installation of new facilities for handling ore concentrates and the addition of new bag filters in the concentrate drying and furnace tapping areas. New gas scrubbers have significantly reduced acid mist and particulate emissions.

Fig. 9
Sulphur dioxide (SO2) air emission rates from Atlantic's three acid plants

Graph showing the following:

                           1994   1995    1996     1997
                            (SO2 emissions (mg/Nm3))
SO2 Plant Limit**          2,850  2,850   2,850    2,850
Atlantic Acid Plant #1     4,373  2,081     760      668
Atlantic Acid Plant #2       773    840     685      784
Atlantic Acid Plant #3        *      *      551      531


*Acid plant #3 was built in 1996
**Maximum regulatory limit for SO2 emissions for post 1975-constructed acid plants (does not apply to acid plant #1, because it was constructed prior to 1975)

                 FREEPORT-McMoRan COPPER & GOLD INC.
                SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31:  1998       1997      1996       1995      1994
-----------------------------------------------------------------------------
(Financial Data In Thousands,
 Except Per Share Amounts)
FCX FINANCIAL DATA
Revenues              $1,757,132 $2,000,904 $1,905,036 $1,834,335 $1,212,284
Operating income         574,281a   664,215b   638,261c   596,432d   280,134e
Net income applicable
 to common stock         118,317a   208,541b   174,680c   199,465d    78,403e
Basic net income per
 common share                .67a      1.06b       .90c       .98d       .38e
Diluted net income
 per common share            .67a      1.06b       .89c       .98d       .38e
Dividends paid per
 common share                .20        .90        .90       .675        .60
Basic average shares
 outstanding             175,353    196,392    194,910    203,536    205,755
Diluted average shares
 outstanding             175,354    197,653    196,682    204,406    205,755

At December 31:
Property, plant and
 equipment, net        3,474,451  3,521,715  3,088,644  2,845,625  2,360,489
Total assets           4,192,634  4,152,209  3,865,534  3,581,746  3,040,197
Long-term debt,
 including current
 portion and
 short-term borrowings 2,456,793  2,388,982  1,562,916  1,167,232    549,710
Redeemable preferred
 stock                   500,007    500,007    500,007    500,007    500,007
Stockholders' equity     103,416    278,892    675,379    881,674    994,975

PT-FI OPERATING DATA
Ore milled (metric
 tons per day)           196,400    128,600    127,400    111,900     72,500
Average ore grade
  Copper (percent)          1.30       1.37       1.35       1.32       1.51
  Gold (grams per
    metric ton)             1.49       1.51       1.52       1.39       1.31
  Gold (ounce per
     metric ton)            .048       .049       .049       .045       .042
  Silver (grams per
     metric ton)            3.17       3.11       3.10       3.17       3.02
  Silver (ounce per
     metric ton)            .102       .100       .100       .102       .097
Recovery rates (percent)
  Copper                    86.9       85.4       83.8       85.0       83.7
  Gold                      85.3       81.4       77.1       74.3       72.8
  Silver                    71.8       65.6       64.6       63.2       64.7
Copper
  Production (000s of
   recoverable pounds) 1,427,300f 1,166,500  1,118,800    978,000    710,300
  Sales (000s of
   recoverable pounds) 1,419,500g 1,188,600  1,097,000    985,100    700,800
  Average realized price    $.73       $.94h      1.02h     $1.22h     $1.02h
Gold
  Production
   (recoverable ounces)2,227,700f 1,798,300  1,695,200  1,310,400    784,000
  Sales
   (recoverable ounces)2,190,300g 1,888,100  1,698,900  1,353,400    794,700
  Average realized price $290.57    $346.14i   $390.96i   $383.73i   $381.13
Silver
  Production
   (recoverable ounces)3,421,200f 2,568,700  2,360,600  2,303,000  1,305,400
  Sales
   (recoverable ounces)3,412,300g 2,724,300  2,532,000  2,349,400  1,335,400
  Average realized price   $5.29      $4.68      $4.95      $4.99      $5.08

ATLANTIC COPPER OPERATING DATA
Concentrate treated
 (metric tons)           973,900    929,700    804,500    434,400j   485,300
Anodes (000s of pounds)
  Production             642,400    639,800    547,900    296,000    347,500
  Sales                   96,900    133,500     77,300     44,600     38,300
Cathodes (000s of pounds)
  Production             544,800    505,600    462,900    258,200    312,100
  Sales (including
   wire rod)             544,300    505,300    461,100    280,200    309,400
Gold sales in anodes
 and slimes (ounces)     678,700    532,900    421,300    118,200    166,300
Cathode cash production
 cost per pound             $.13       $.12       $.15       $.18       $.17


NOTES
a. Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share), $11.1 million charged to general and administrative expenses less a $2.0 million gain included in production and delivery costs, associated with the sale of corporate aircraft.

b. Includes a $25.3 million gain ($12.3 million to net income or $0.06 per share) for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price in 1997.

c. Includes charges totaling $17.4 million ($8.0 million to net income or $0.04 per share) consisting of $12.7 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $3.0 million for costs related to a civil disturbance and $1.7 million for an early retirement program.

d. Includes charges totaling $49.6 million ($26.9 million to net income or $0.13 per share) consisting of $29.8 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $12.5 million for a materials and supplies inventory reserve adjustment in connection with the completion of an expansion program and $7.3 million for an early retirement program.

e. Includes a $32.6 million insurance settlement gain ($17.4 million to net income or $0.08 per share).

f. Amounts are PT-FI's share, net of Rio Tinto's interest, of aggregate production totaling 1,721.3 million pounds of copper, 2,839,700 ounces of gold and 4,040,600 ounces of silver.

g. Amounts are PT-FI's share, net of Rio Tinto's interest, of aggregate sales totaling 1,706.7 million pounds of copper, 2,774,700 ounces of gold and 4,008,000 ounces of silver.

h. Amounts were $0.90 in 1997, $0.97 in 1996, $1.28 in 1995 and $1.15 in 1994 before hedging adjustments.

i. Amounts were $326.08 in 1997, $382.62 in 1996 and $380.85 in 1995 before hedging adjustments.

j. Reflects shutdowns caused by a strike at an adjacent plant, expansion equipment tie-ins and normal maintenance turnarounds.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
To enhance understanding of Freeport-McMoRan Copper & Gold Inc.'s
(FCX) financial results, the components of Management's Discussion and Analysis are presented adjacent to the pertinent financial data. Accordingly, in addition to the discussion that begins on this page and continues through page 27, further analyses of consolidated results of operations can be found on page 29, cash flows and liquidity on page 31, and capital resources and financial condition on page 33, as well as the Working Toward Sustainable Development report on pages 6 through 17. The results of operations reported and summarized throughout are not necessarily indicative of future operating results and should be read in conjunction with the financial statements and related notes.

    FCX operates through its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI) and P.T. IRJA Eastern Minerals Corporation (Eastern Mining), and through Atlantic Copper, S.A. (Atlantic), a wholly owned subsidiary. PT-FI's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Irian Jaya, Indonesia and the worldwide marketing of concentrates containing those metals. PT-FI also has a 25 percent interest in P.T. Smelting Co. (PT-SC), an Indonesian company formed to construct and operate a copper smelter and refinery in Gresik, Indonesia. Eastern Mining conducts mineral exploration activities in Irian Jaya. Atlantic's operations involve the smelting and refining of copper concentrates in Spain and marketing refined copper products. In addition to the PT-FI and Eastern Mining exploration activities, FCX conducts other mineral exploration activities in Irian Jaya pursuant to joint venture and other arrangements.

Rio Tinto Joint Ventures. In 1996, FCX and Rio Tinto plc (Rio Tinto) established exploration and expansion joint ventures. Pursuant to the exploration joint ventures, Rio Tinto has a 40 percent interest in future development projects under PT-FI's Contract of Work (COW) and Eastern Mining's COW. In addition, Rio Tinto has the option to elect to participate in 40 percent of any future FCX exploration projects. The FCX/Rio Tinto exploration joint ventures are continuing their exploration activities within the original 24,700-acre PT-FI Block A area, the adjacent 1.6 million-acre PT-FI Block B area, the 1.25 million-acre Eastern Mining area and in several blocks contiguous to PT-FI's Block B and Eastern Mining's Block I areas totaling approximately 1.0 million acres.

     As required by its COW, PT-FI relinquished its rights to 4.9 million acres in Block B, including 1.6 million acres in December 1998. Eastern Mining relinquished a 1.25 million-acre area and must relinquish an additional 0.6 million acres by August 2001. For a discussion of exploration cost sharing arrangements with Rio Tinto, see "Exploration Expenses" on page 29.

     FCX and Rio Tinto completed the "fourth concentrator mill expansion" of PT-FI's milling facilities in early 1998. Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021. FCX and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998. For a discussion of the joint venture arrangements, see Note 2 of "Notes to Financial Statements." The expanded milling facilities have allowed PT-FI to increase throughput beyond 200,000 metric tons of ore per day (MTPD) and improve profitability by optimizing the ore available from PT-FI's mines. Mill throughput averaged 210,600 MTPD during the fourth quarter of 1998.

Reserves. During 1998, additions and revisions to the aggregate proved and probable reserves of the Grasberg and other Block A ore bodies totaled approximately 381 million metric tons of ore representing 6.0 billion recoverable pounds of copper, 4.3 million recoverable ounces of gold and 18.7 million recoverable ounces of silver. Net of Rio Tinto's share, PT-FI's share of proved and probable recoverable reserves was 40.0 billion pounds of copper, 51.6 million ounces of gold and 119.1 million ounces of silver as of December 31, 1998 (Note 14). Net of Rio Tinto's share, these additions and revisions to reserves replaced approximately 250 percent of PT-FI's 1998 copper production, 120 percent of gold production and 330 percent of silver production. Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $325 per ounce. Using prices of $0.75 per pound of copper and $280 per ounce of gold would reduce estimated recoverable reserves by approximately 9 percent for copper, 7 percent for gold and 9 percent for silver.

RESULTS OF OPERATIONS
FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment includes PT-FI's copper and gold mining operations in Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic's operations in Spain and PT-FI's 25 percent equity investment in PT-SC. Summary operating income by segment follows (in millions):

Years Ended December 31,             1998     1997     1996
------------------------------------------------------------
Mining and exploration              $566.7   $630.8   $648.0
Smelting and refining                 35.4     30.6      6.4
Intercompany eliminations
  and other a                        (27.8)     2.8    (16.1)
                                    ------   ------   ------
  Operating income                  $574.3   $664.2   $638.3
                                    ======   ======   ======

a. PT-FI sales to Atlantic impacted operating income by $(15.8) million in 1998, $19.0 million in 1997 and $2.7 million in 1996. FCX's consolidated earnings fluctuate depending on the timing and prices of these sales.

MINING AND EXPLORATION
A summary of changes in PT-FI revenues (in millions) and gross profit per pound of copper follow:


                                   1998       1997
----------------------------------------------------
Revenues - prior year            $1,505.3   $1,485.8
Increases (decreases):
  Sales volumes:
    Copper                          218.0       93.4
    Gold                            104.6       74.0
  Price realizations:
    Copper                         (306.5)     (88.8)
    Gold                           (121.7)     (84.6)
  Adjustments to prior year
    open sales                      (28.3)      59.0

  Treatment charges,
    royalties and other             (20.3)     (33.5)
                                 --------   --------
Revenues - current year          $1,351.1   $1,505.3
                                 ========   ========

Gross Profit Per Pound of Copper (cents).


Years Ended December 31,            1998     1997    1996
---------------------------------------------------------
Average realized price              72.8     94.4a  101.9a
                                    ----     ----   -----
Production costs:
  Site production and delivery      32.2     50.6    52.4
  Gold and silver credits          (45.3)   (55.5)  (61.3)
  Treatment charges                 23.5     24.4    22.9
  Royalty on metals                  1.3      2.6     2.8
                                    ----     ----   -----
    Cash production costs           11.7     22.1    16.8
  Depreciation and amortization     17.0     15.0    13.0
                                    ----     ----   -----
    Total production costs          28.7     37.1    29.8
                                    ----     ----   -----
Revenue adjustments b                1.9      3.7    (2.0)
                                    ----     ----   -----
Gross profit per pound of copper    46.0     61.0    70.1
                                    ====     ====   =====

a. Amounts were $0.90 in 1997 and $0.97 in 1996 before hedging adjustments.
b. Reflects adjustments for prior year concentrate sales and amortization of the price protection program cost in 1996 and 1997.

PT-FI Operating Results - 1998 Compared with 1997. PT-FI's 1998 revenues declined compared with 1997 revenues as record sales volumes were more than offset by significant declines in price realizations (see Selected Financial and Operating Data). Copper sales volumes rose 19 percent and gold sales volumes rose 16 percent primarily as a result of increased production from the fourth concentrator mill expansion and improved mill recoveries. Average copper realizations declined 22 percent from $0.94 per pound in 1997 to $0.73 per pound in 1998. PT-FI's 1997 revenues include net additions totaling $42.6 million recognized under PT-FI's copper price protection program. Average 1998 gold realizations declined 16 percent or nearly $56 per ounce compared to 1997. PT-FI's 1997 revenues include additions totaling $37.6 million recognized on gold forward sales contracts. Adjustments to prior year open sales totaled $26.6 million in 1998 compared with $54.9 million in 1997. Treatment charges were higher in the 1998 periods because of higher sales volumes, partially offset by price participation in PT-FI's smelter contracts, which provides for reduced treatment charges during periods of lower copper prices. Royalty costs were reduced because of lower metal prices.

     PT-FI's mill throughput averaged a record 196,400 MTPD during 1998, as a result of its fourth concentrator mill expansion that was completed in early 1998. Average copper and gold ore grades for 1998 were slightly lower than a year ago, but recovery rates improved compared with 1997. Unit site production and delivery costs averaged
32.2 cents per pound of copper for 1998, 36 percent below the 50.6 cents per pound reported in 1997, primarily because of lower labor costs reflecting the devaluation of the Indonesian rupiah, lower diesel fuel and power costs, economies of scale from the fourth concentrator mill expansion and cost reduction efforts. Gold credits were lower in 1998 when compared with 1997, primarily because of the lower gold realizations. Unit treatment charges were lower in 1998 primarily because of contractual price participation, whereby the charge varies with the price of copper. Treatment charge rates for a significant portion of PT-FI's 1999 projected sales were negotiated in the fourth quarter of 1998 based on then-current market conditions and are expected to decline for 1999.

     PT-FI's copper royalty rate varies from 1.5 percent, at a copper price of $0.90 or less, to 3.5 percent, at a copper price of $1.10 or more, of copper net revenue. The related rate for gold and silver sales is 1.0 percent. PT-FI's depreciation rate of 17.0 cents per pound for 1998 reflects an increase over the 1997 rate for a half-year of depreciation on the fourth concentrator mill expansion and other capital additions. The 1999 depreciation rate is expected to increase to 18.0 cents per pound to reflect a full year of depreciation on the fourth concentrator mill expansion assets and other capital additions.

     In light of its substantially expanded production capabilities, PT-FI is discussing with the GOI the payment of voluntary additional royalties on metal from production above 200,000 MTPD in amounts for copper equal to the COW royalty and for gold and silver equal to twice the COW royalties. Therefore, including the payment of COW royalties, the total of royalties paid on copper net revenues from production above 200,000 MTPD would be double the amount of the COW royalty; and the total of royalties paid on gold and silver sales from production above 200,000 MTPD would be triple the amount of the COW royalties. The additional royalties would be effective January 1, 1999. Because in large part mineral royalties under GOI regulations are remitted to the provinces from which the minerals are extracted, PT-FI offered the voluntary additional royalties to provide additional support to the local governments and people of Irian Jaya.

    PT-FI's mining and milling operations are located in steep mountainous terrain in a remote area of Indonesia. Although this area ordinarily receives significant annual rainfall, much dryer conditions existed in Southeast Asia during 1997 and the first half of 1998, which were generally attributed to the "El Nino" phenomenon. Subsequent heavy rainfall on the dryer than usual terrain caused localized flooding and mudslides at the town of Tembagapura near PT-FI's mine and mill facilities on July 30 and 31, 1998, which resulted in damages to certain equipment and facilities owned by PT-FI. Mining and milling operations, as well as PT-FI's administrative headquarters in Kuala Kencana, were unaffected, and there were no injuries or fatalities. PT-FI charged $6.3 million to 1998 production costs for this event. Future abnormal weather patterns in general, and heavy rainfall in particular, could cause additional flooding and mudslides, which could affect both PT-FI's operations and facilities as well as the surrounding area. The financial impact on PT-FI's operations and facilities from any such events should be limited because PT-FI has insurance coverage for such events with a deductible of $20 million per occurrence for physical damage and business interruption combined.

     On August 11, 1998, PT-FI's mining and milling operations at its Grasberg mine were suspended as a result of a wildcat work stoppage by a group of workers, a majority of whom were employees of contractors of PT-FI. On August 14, 1998, the workers voluntarily returned to work and PT-FI began resuming operations. The workers cited economic and other employment issues as the reasons for their work stoppage. The employees of certain contractors expressed a desire to become PT-FI employees, who generally have higher wages and more attractive benefits. PT-FI indicated that it would continue its practice of reviewing its package of wages and benefits to ensure that PT-FI remains competitive with other companies. The workers' union did not authorize the work stoppage. The actions of the workers were peaceful, there were no injuries or property damage and the suspension and resumption of operations were conducted in an orderly fashion. Shipments of concentrates were made from inventory and were not disrupted by the work stoppage.

     PT-FI has a labor agreement covering its hourly-paid Indonesian employees, the key provisions of which are renegotiated biannually. The current labor agreement expires on September 30, 1999. PT-FI's relations with the workers' union have generally been positive.

PT-FI Sales Outlook. PT-FI's copper concentrates are sold under dollar-denominated, primarily long-term sales agreements, mostly to companies in Asia and Europe. PT-FI has commitments from various parties, including Atlantic and PT-SC, to purchase virtually all of its estimated 1999 production at market prices. Net of Rio Tinto's interest, PT-FI's share of sales for 1999 is expected to approximate
1.4 billion pounds of copper and 2.1 million ounces of gold.
Projected 1999 copper and gold sales reflect the expectation of producing at higher average mill throughput rates than in 1998 because of the fourth concentrator mill expansion, offset by expected lower average ore grades and recoveries compared to 1998. The lower projected ore grades for 1999 reflect the capability of the expanded mill facilities to process large volumes of lower grade ore material. PT-FI will continue to concentrate its efforts on optimizing metal production from its expanded operations during 1999. PT-FI has a long-term contract to provide approximately 60 percent of Atlantic's copper concentrate requirements at market prices. PT-FI is providing 100 percent of PT-SC's copper concentrate requirements at market prices; however, for the first 15 years of operations the treatment and refining charges will not fall below a specified minimum rate. After PT-SC's operations reach design capacity, FCX anticipates that PT-FI will sell at least 50 percent of its annual concentrate production to Atlantic and PT-SC.

Exploration. FCX continues its exploration program in Irian Jaya, in the Block A and Block B areas of PT-FI's COW, the Eastern Mining COW, the PT-Iriana Mutiari Mining (PT-IMM) COW and in its new acreage acquired through its June 1998 exploration joint venture agreement discussed below.

    In Block A, which contains PT-FI's mining and milling operations, delineation drilling continues at Kucing Liar, Grasberg Underground and DOZ. Two rigs are now drilling in the Kucing Liar ore body. Recent drilling to the west indicates a possible thinning or fault offsets to the mineralization, but continuity of mineralization extends beyond the 1998 reserve additions and along favorable horizons toward the Grasberg deposit. Drilling at Grasberg Underground is ongoing with two drills working from the Amole drift to delineate the Grasberg deposit below the 1998 reserve additions. Copper-gold mineralization is decreasing below the level of the 1998 reserve additions, but additional drilling is required to fully define the ultimate geometry of the mineralized zone. Drilling at DOZ continues to return positive results, indicating the potential for additional reserve increases. FCX's exploration activities in the Block B area, Eastern Mining area and other areas continue and are focused on prospects that potentially could lead to the discovery of significant porphyry and/or skarn-type copper-gold deposits.

    Exploration of PT-IMM's COW area covering 1.2 million acres continues. FCX has the option through June 1999 to purchase for $7.0 million a 90 percent interest in the COW. Rio Tinto has elected not to participate in this COW. Interpretation of the reconnaissance sampling program results is under way to determine areas for follow-up geological mapping and drilling. Test pitting at the Siduarsi nickel prospect has been completed with assay results pending.

   In June 1998, FCX entered into an exploration joint venture agreement through which it can earn an indirect interest in a COW area covering a total of approximately 1.0 million acres in several blocks contiguous to PT-FI's Block B and Eastern Mining's Block I areas in Irian Jaya. Rio Tinto has elected to participate in 40 percent of
FCX's interest and costs in this exploration joint venture.   To earn
up to a 54 percent interest, FCX and Rio Tinto must spend a total of up to $21 million on exploration and other activities in the joint venture areas ($3.0 million of which was incurred through December 31, 1998). Exploration drilling is ongoing with three rigs on several identified geological anomalies.

PT-FI Operating Results - 1997 Compared with 1996. PT-FI's 1997 revenues were slightly higher than 1996 revenues as higher sales volumes were substantially offset by lower price realizations. Copper sales volumes rose 8 percent and gold sales volumes rose 11 percent primarily as a result of improvements in recovery rates. Average copper realizations declined 8 percent from $1.02 per pound in 1996 to $0.94 per pound in 1997. PT-FI's revenues include net additions totaling $42.6 million in 1997 and $38.2 million in 1996 recognized under PT-FI's copper price protection program. Average 1997 gold realizations declined 11 percent or nearly $45 per ounce compared to 1996. PT-FI's revenues also include $37.6 million in 1997 and $14.1 million in 1996 recognized on gold forward sales contracts. Adjustments to prior year open sales totaled $54.9 million in 1997 compared with $(4.1) million in 1996. Treatment charges increased in 1997 because of higher sales volumes and tighter smelter market conditions.

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

SMELTING AND REFINING
Atlantic Operating Results - 1998 Compared with 1997. Atlantic reported lower revenues ($754.0 million compared with $874.5 million in 1997) and cost of sales ($703.3 million compared with $831.2 million in 1997) primarily because of lower copper and gold prices. Higher operating income in 1998 ($40.3 million compared with $32.2 million in 1997) reflects higher volumes of concentrate treated (5 percent more) and higher cathode and wire rod sales volumes (8 percent more), partially offset by lower treatment and refining rates and higher unit costs compared with 1997. Atlantic completed a $13.0 million "debottlenecking" project in June 1997, which increased annual production capacity by 20,000 metric tons to 290,000 metric tons of copper metal. Treatment and refining rates of $0.25 per pound for 1998
were slightly lower compared with $0.26 per pound for 1997.   Lower
treatment charges, which negatively affect Atlantic, benefit PT-FI and vice versa. Cathode cash production costs of $0.13 per pound in 1998 were slightly higher than the $0.12 per pound reported in 1997 because of unscheduled repair work.

PT-SC Operating Results - 1998 Compared with 1997.   PT-FI accounts
for its 25 percent interest in PT-SC under the equity method (Note 9).
 PT-SC completed construction of its copper smelter/refinery complex in Gresik, Indonesia during the third quarter of 1998 on schedule and on budget. The smelter furnace was ignited on October 12, 1998 with first production of copper cathode in December 1998. Production is expected to gradually increase to design capacity of 200,000 metric tons of copper metal per year over an approximate two-year period. PT-FI's share of PT-SC's net operating results and the elimination of intercompany profit on 25 percent of PT-FI sales to PT-SC, for which the final sale has not occurred, are recorded in operating income and totaled net charges of $4.9 million in 1998 and $1.5 million in 1997.

Atlantic Operating Results - 1997 Compared with 1996. Atlantic reported higher revenues ($874.5 million compared to $778.1 million in 1996) and cost of sales ($831.2 million compared to $759.4 million in
1996) because of increases in production from its newly expanded facilities. Atlantic reached a production capacity of 270,000 metric tons of metal per year in June 1996. Atlantic also benefited from higher treatment and refining rates in 1997 ($0.26 per pound compared with $0.23 per pound in 1996). Cathode cash production costs ($0.12 per pound) in 1997 were 20 percent lower than in 1996 primarily because of favorable exchange rates and higher production in 1997.

DISCLOSURES ABOUT MARKET RISKS
Commodity Price Risk. FCX's revenues include PT-FI's sale of copper concentrates, which also contain significant amounts of gold, and the sale of copper cathodes and wire rod by Atlantic. FCX's revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. At various times, in response to market conditions, FCX has entered into copper and gold price protection contracts for some portion of its expected future mine production to mitigate the risk of adverse price fluctuations. FCX currently has no copper or gold price protection contracts relating to its mine production. Based on PT-FI's projected 1999 sales volumes, a $0.01-per-pound change in the average price realized on copper sales would have an approximate $14 million impact on revenues and an approximate $6 million impact on net income. A $10-per-ounce change in the average price realized on PT-FI annual gold sales would have an approximate $21 million impact on revenues and an approximate $10 million impact on net income.

     The significant decline in gold prices in early 1997 increased the value of certain forward gold sales contracts formerly owned by PT-FI covering 876,000 ounces of gold sales at an average price of $376.08 per ounce from February 1997 through August 1997. In February 1997, PT-FI closed these contracts and received $30.1 million cash.
As a result, PT-FI reported gold revenues through August 1997 at a higher price than realized under its contract terms with customers, but PT-FI no longer has any forward gold sales positions. PT-FI recognized $37.6 million of gold revenues from forward sales contracts in 1997 and $14.1 million in 1996. PT-FI has suspended its program of selling gold forward on a six-month basis but, as conditions warrant, may reinstate the program in the future. Future gold sales will be priced under contractual terms at then-current market prices as long as the forward sales program is suspended.

     The significant decline in copper prices during 1996 increased the value of put option contracts that PT-FI purchased under a previous price protection program to provide a floor price of $0.90 per pound for essentially all copper sales through the second quarter of

1997 at an average cost of approximately $0.02 per pound. During the third quarter of 1996, PT-FI sold all of its put option contracts covering approximately 1.2 billion pounds of copper for $97.2 million cash. As a result, PT-FI reported copper revenues through June 30, 1997 at a higher price than realized under its copper concentrate sales contracts. PT-FI recognized net additional copper revenues of $35.6 million in 1997 from the sale of its put option contracts. In June 1997, PT-FI entered into forward sales contracts to fix prices on
56.5 million open pounds of copper sales at an average of $1.22 per pound. PT-FI recorded $7.0 million of additional revenues in 1997 from these forward sales. PT-FI no longer has any price protection on its future copper sales but, as conditions warrant, PT-FI may enter into new contracts for its future copper sales.

    PT-FI's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average London Metal Exchange (LME) price for a specified future month. Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 1998, FCX had consolidated copper sales totaling 191.5 million pounds recorded at an average price of $0.66 per pound remaining to be finally priced. Approximately 84 percent of these open pounds are expected to be finally priced during the first quarter of 1999 with the remaining pounds to be priced during the second quarter of 1999. A one-cent movement in the average price used for these open pounds will have an approximate $0.9 million impact on FCX's 1999 net income.

    FCX has redeemable preferred stock indexed to gold and silver prices that hedge future production and are carried at their original issue value. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, will be recorded as an adjustment to revenues (see Notes 1, 5 and 11 of Notes to Financial Statements). Future redemption payments in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments based on December 31, 1998 gold and silver prices, follow (dollars in millions):

                             Gold                          Silver
----------------------------------------------------------------------------
               Redemption Redemption Dividend Redemption Redemption Dividend
                 Ounces     Amount    Amount    Ounces     Amount    Amount
----------------------------------------------------------------------------
1999                -      $  -      $10.1     2,380,000     $11.9    $3.8
2000                -         -       10.1     2,380,000      11.9     3.3
2001                -         -       10.1     2,380,000      11.9     2.8
2002                -         -       10.1     2,380,000      11.9     2.3
2003             600,000    172.5      8.5     2,380,000      11.9     1.8
Thereafter       430,000    123.6      9.1     7,140,000      35.7     2.6

At December 31, 1998:
  Fair value based on
    quoted market prices   $142.0                           $ 55.9
                           ======                           ======
  Carrying value           $400.0                           $100.0
                           ======                           ======

   Atlantic's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, thereby protecting Atlantic from most copper price risk. Atlantic enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 1998, Atlantic's contracts to hedge its price risk were not significant. Atlantic has also extended copper pricing terms that allow certain of its customers to purchase specified quantities of copper at a future date and a fixed price through December 1999. Atlantic has entered into copper futures contracts to eliminate any price risk associated with these extended pricing terms. At December 31, 1998, Atlantic had contracts, with a fair value of $(1.6) million, to purchase 15.6 million pounds of copper at an average price of $0.76 per pound through December 1999.

Foreign Currency Exchange Risk. FCX conducts the majority of its operations in Indonesia and Spain where its functional currency is the U.S. dollar. All of FCX's revenues are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiah, Australian dollars or Spanish pesetas. Generally, FCX's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies.

     Since early 1997, the Indonesian rupiah exchange rate has been extremely volatile, severely weakening initially and partly recovering later against the U.S. dollar and continuing to be unpredictable. PT-FI recorded gains (losses) to production costs totaling $0.9 million in 1998 and $(6.3) million in 1997 related to its rupiah- denominated net monetary assets, which totaled $25.6 million recorded at an exchange rate of 7,725 rupiah to one U.S. dollar at December 31, 1998. Operationally PT-FI has benefited from a weakened Indonesian rupiah currency, primarily through lower labor costs. During the first quarter of 1998, PT-FI began a currency hedging program to reduce its exposure to changes in the Indonesian rupiah and Australian dollar by entering into foreign currency forward contracts to hedge a portion of its anticipated payments in these currencies. At December 31, 1998, these contracts hedged 120.0 billion of rupiah payments at an average exchange rate of 19,478 rupiah to one U.S. dollar through August 1999, approximately 40 percent of projected rupiah payments, and 79.2 million of Australian dollar payments at an average exchange rate of
1.59 Australian dollars to one U.S. dollar through September 1999, approximately 80 percent of projected Australian dollar payments. PT-FI recorded net gains to production costs totaling $4.3 million in 1998 related to these contracts under its current accounting for such contracts.

    Assuming estimated 1999 rupiah payments of 470 billion and a December 31, 1998 exchange rate of 7,725 rupiah to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate could result in an approximate $7 million decrease in annual production costs, before any hedging effects. A one-thousand-rupiah decrease in the exchange rate could result in an approximate $9 million increase in annual production costs, before any hedging effects.

   A portion of Atlantic's operating costs and certain Atlantic asset and liability accounts are denominated in Spanish pesetas. Based on estimated 1999 peseta payments of 15 billion and a December 31, 1998 exchange rate of 142.7 pesetas to one U.S. dollar, a ten-peseta increase in the exchange rate could result in an approximate $7 million decrease in costs, before any hedging effects. A ten-peseta decrease in the exchange rate could result in an approximate $8 million increase in costs, before any hedging effects. Atlantic had peseta-denominated net monetary liabilities at December 31, 1998 totaling $79.1 million recorded at an exchange rate of 142.7 pesetas to one U.S. dollar. Adjustments to these net liabilities to reflect changes in the exchange rate are recorded as currency transaction gains (losses) in other income and totaled $(2.2) million in 1998, $16.6 million in 1997 and $10.3 million in 1996.

   Atlantic has a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta exchange rate that involves foreign currency forward contracts. At December 31, 1998, Atlantic had contracts, with a fair value of $2.0 million, to purchase
10.8 billion Spanish pesetas at an average exchange rate of 144.7 pesetas to one U.S. dollar through January 2000. These contracts currently hedge approximately 70 percent of Atlantic's projected net peseta cash outflows through January 2000. In addition to the currency transaction gains (losses) noted above, Atlantic recorded gains (losses) to other income related to its forward currency contracts under its current accounting policy, totaling $3.7 million in 1998, $(6.5) million in 1997 and $(1.0) million in 1996.

    On January 1, 1999, a new common currency (the Euro) was introduced to member states of the European Union, including Spain. A transition period will extend until January 1, 2002. Only a few of Atlantic's customers and none of its suppliers have notified Atlantic of their intent to use the Euro as the currency for commercial transactions beginning January 1, 1999. Atlantic has not yet decided when it will adopt the Euro as its currency for commercial transactions. Atlantic does not expect conversion to the Euro currency to have a material impact on revenues or expenses. A single European currency is expected to improve Atlantic's competitiveness with other European copper smelters and refiners by eliminating exchange rate differences. Atlantic's current management information systems are designed to accommodate multiple currencies and would not require major modifications to process transactions involving the Euro. Atlantic's peseta hedging contracts will be set at a fixed exchange rate to the Euro and would continue to achieve their objectives.

    See Notes 1 and 11 of Notes to Financial Statements for additional information.

Interest Rate Risk. FCX has interest rate swap contracts to fix interest rates on a portion of its variable-rate debt. The costs associated with these contracts are amortized to interest expense over the terms of the agreements. The table below presents scheduled maturities of principal (or notional amount) for outstanding debt and interest rate swaps at December 31, 1998 and fair value at December 31, 1998 (dollars in millions):

                      1999   2000   2001   2002   2003 Thereafter Fair Value
----------------------------------------------------------------------------
Long-term debt (Note 6):
  Fixed rate          $7.0   $7.0  $148.0    $-  $250.0    $200.0     $434.1
  Average interest
   rate                8.1%   8.1%    9.4%    -%    7.2%      7.5%       7.9%
  Variable rate     $120.8 $116.7   $79.3 $782.3  $64.4    $681.3   $1,844.8
  Average interest
   rate                7.7%   8.3%    9.5%   7.7%   9.4%      8.6%       8.2%
Interest rate swaps (Note 11):
  Amount             $32.1 $179.9   $74.4    $-     $-        $-       $(1.7)
  Average interest
   rate                7.0%   5.4%    5.3%    -%     -%        -%        5.6%


DEVELOPMENTS IN INDONESIA
Unfavorable economic conditions continue to affect Southeast Asia, including Indonesia. Since early 1997, Indonesia's economy has contracted, inflation increased dramatically, and the Indonesian rupiah severely weakened initially and then partly recovered. Financial assistance to Indonesia is being provided by the International Monetary Fund, and various political, financial and regulatory changes are being implemented, including national parlimentary elections scheduled for June 1999. International copper and gold markets have been adversely affected by the developments in Southeast Asia.

     PT-FI's and Eastern Mining's operations, all of which are in Indonesia, are conducted through the PT-FI and Eastern Mining COWs. Both COWs have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT-FI's and Eastern Mining's rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both COWs were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the COWs provide that the Government of Indonesia (GOI) will not nationalize or expropriate PT-FI's or
Eastern Mining's mining operations.   Any disputes regarding the
provisions of the COWs are subject to international arbitration.

     FCX has had positive relations with the GOI since it commenced business activities in Indonesia in 1967 and contributes significantly
to the economy of Irian Jaya and Indonesia.   PT-FI is one of the
largest taxpayers in Indonesia and is a significant employer in a remote and undeveloped area of the country. PT-FI intends to continue to maintain positive working relationships with the central, provincial and local branches of the GOI regarding its operations and development efforts.

IMPACT OF YEAR 2000 COMPLIANCE
The Year 2000 (Y2K) issue is the result of computerized systems being written to store and process the year portion of dates using two digits rather than four. Date-aware systems (i.e., any system or component that performs calculations, comparisons, sequencing or other operations involving dates) may fail or produce erroneous results on or before January 1, 2000 because the year 2000 will be interpreted as the year 1900.

FCX's State of Readiness. FCX has been pursuing a strategy to ensure all its significant computer systems will be able to process dates from and after January 1, 2000, including leap years, without critical systems failure (Y2K Compliant or Y2K Compliance). Computerized systems are integral to the operations of FCX, particularly for plant and equipment process control at its mining, milling and smelting production facilities. Certain services are provided to FCX and its subsidiaries by FM Services Company (FMS), which is responsible for ensuring Y2K Compliance for the systems it manages. FMS has separately prepared a plan for its Y2K Compliance. Certain PT-FI infrastructure assets within PT-FI's area of operations are operated by third parties. Each respective third party is responsible for its own Y2K Compliance, although PT-FI is coordinating their activities and providing oversight. Progress of the Y2K plan is being monitored by FCX executive management and reported to the Audit Committee of the FCX Board of Directors. In addition, the independent accounting firm functioning as FCX's internal auditors is assisting management in monitoring the progress of the Y2K plan. FCX believes all critical components of the plan are on schedule for completion by the end of the second quarter of 1999.

    The majority of computerized date-sensitive hardware and software components used by FCX or FMS are covered by maintenance contracts with the vendors who originally implemented them. Almost all of these vendors have already been contacted regarding Y2K Compliance of their products. Where necessary, software modifications to ensure compliance will be provided by the appropriate vendors under their maintenance contracts.

Information Technology (IT) Systems - The bulk of FCX computerized business systems processing is provided through commercial third party software licensed by FCX. Implementation of the Y2K Compliant version of its enterprise asset management and accounting software package was completed in the fourth quarter of 1998. Modification of other critical FCX business systems is scheduled for completion in the first half of 1999. FMS is responsible for making changes to the systems it manages, and modification work is scheduled for completion in the second quarter of 1999.

Non-IT Systems - FCX is heavily dependent upon computerized systems in its mining, milling and smelting production facilities. In addition, computerized systems are used extensively for exploration, reserve and production modeling functions. A detailed inventory and a preliminary risk analysis of potentially date-aware components were completed in the third quarter of 1998. To verify the accuracy and completeness of PT-FI's inventory, a third party engineering firm assisted in an on-site audit of the inventory process at its operation in Irian Jaya. During the fourth quarter, inventory compliance was assessed using vendor provided Y2K Compliance information. This work is substantially complete, with the exception of certain vendors who have not yet provided definitive compliance information regarding their products. During the first quarter of 1999, compliance testing will begin for critical systems and operations regardless of their compliance status. At the same time, remediation work will begin for noncompliant items. Compliance testing and remediation work for critical items is scheduled for completion in the second quarter of 1999.

Third Party Risks - FCX computer systems are not widely integrated with the systems of its suppliers or customers. The primary potential Y2K risk attributable to third parties would be from a temporary disruption in certain materials and services provided by third parties. The mining operations of PT-FI, the largest FCX subsidiary, are located in Irian Jaya, a province of Indonesia. Because of its remote operating location, PT-FI has identified contingency needs for critical operating supplies and materials to help mitigate the impact of a disruption in its supply and logistics chain. In addition, every FCX supplier has been contacted regarding Y2K Compliance, and effective August 1998, Y2K Compliance requirements have been included in all FCX purchasing contracts.

The Costs to Address FCX's Y2K Issues. Expenditures for the necessary Y2K-related modifications will largely be funded by routine software and hardware maintenance fees paid by FCX or FMS. Based on current information, FCX believes that the estimated incremental cost of Y2K Compliance not covered by routine software and hardware maintenance fees will total approximately $3 million, most of which is expected to be incurred in 1999. If the software modifications and conversions referred to above are not made, or are delayed, the Y2K issue could have a material impact on FCX operations. Additionally, cost estimates are based on management's best estimates, which are derived using numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. There also can be no assurance that the systems of other companies will be converted on a timely basis or that their failure to convert will not have a material adverse effect on FCX.

The Risks of FCX's Y2K Issues. Based on its Y2K risk assessment work, FCX believes the most likely Y2K- related failures would probably be temporary disruption in certain materials and services provided by third parties, which would not be expected to have a material adverse effect on FCX's financial condition or results of operations. FCX believes that these third-party risks will be mitigated through its contingency plans for critical purchased commodities and close monitoring of compliance for other third parties that are important to its operations.

FCX's Contingency Plans.   Companies, including FCX, cannot make Y2K
Compliance certifications because the ability of any organization's systems to operate reliably after midnight on December 31, 1999 is dependent upon factors that may be outside the control of, or unknown to, the organization. Although FCX believes the likelihood of any or all of the above risks occurring is low, specific contingency plans to address certain risk areas will be developed, if needed, beginning in the first quarter of 1999. While there can be no assurance that FCX will not be materially adversely affected by Y2K problems, it is committed to ensuring that it is fully Y2K ready and believes its plans adequately address the above-mentioned risks.

CAUTIONARY STATEMENT
Management's discussion and analysis contains forward-looking statements regarding market risks, mineral reserves, treatment charge rates, depreciation rates, copper and gold grades and sales volumes, exploration activities, capital expenditures, introduction of the Euro, the availability of financing, future environmental costs, the impact of weather conditions, Y2K Compliance, interest expense and relations with workers and the indigenous population of Irian Jaya. Important factors that may cause future results to differ from FCX's expectations include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, and other factors described in more detail under the heading "Cautionary Statements" in FCX's Form 10-K for the year ended December 31, 1998.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                         STATEMENTS OF INCOME

Years Ended December 31,         1998           1997         1996
---------------------------------------------------------------------
(In Thousands, Except
Per Share Amounts)
Revenues                      $1,757,132     $2,000,904    $1,905,036
Cost of sales:
Production and delivery          804,631      1,008,604       951,863
Depreciation and amortization    277,407        213,855       173,978
                              ----------     ----------    ----------
     Total cost of sales       1,082,038      1,222,459     1,125,841
                              ----------     ----------    ----------
Exploration expenses              13,033         17,629             -
General and administrative
  expenses                        87,780         96,601       140,934
                              ----------     ----------    ----------
     Total costs and expenses  1,182,851      1,336,689     1,266,775
                              ----------     ----------    ----------
Operating income                 574,281        664,215       638,261
Interest expense, net           (205,588)      (151,720)     (117,291)
Other income (expense), net       (7,267)         4,271           976
                              ----------     ----------    ----------
Income before income taxes
 and minority interests          361,426        516,766       521,946
Provision for income taxes      (170,566)      (231,315)     (247,168)
Minority interests in net
 income of consolidated
 subsidiaries                    (37,012)       (40,343)      (48,529)
                              ----------     ----------    ----------
Net income                       153,848        245,108       226,249
Preferred dividends              (35,531)       (36,567)      (51,569)
                              ----------     ----------    ----------
Net income applicable
 to common stock              $  118,317     $  208,541    $  174,680
                              ==========     ==========    ==========

Net income per share of common stock:
     Basic                          $.67          $1.06          $.90
                                    ====          =====          ====
     Diluted                        $.67          $1.06          $.89
                                    ====          =====          ====

Average common shares outstanding:
     Basic                       175,353        196,392       194,910
                                 =======        =======       =======
     Diluted                     175,354        197,653       196,682
                                 =======        =======       =======

Dividends paid per common share     $.20           $.90          $.90
                                    ====          =====          ====

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS OF OPERATIONS
Revenues. Increased production from expansions resulted in higher sales volumes in each of the past three years. Lower copper and gold realizations in 1998 more than offset the higher sales volumes when compared with 1997, while the lower realizations in 1997 partially offset the impact of higher sales volumes when compared with 1996.

Cost of Sales. Production and delivery costs decreased in 1998 when compared with 1997 because of a number of factors, including lower labor costs reflecting the devaluation of the Indonesian rupiah, lower diesel fuel and power costs and cost reduction efforts. Higher costs in 1997 compared with 1996 reflect increased production volumes; however, cost reduction efforts partially offset some of those increases. Increases in depreciation and amortization were caused by additional capital assets becoming subject to depreciation and by increased production as certain assets are depreciated on the unit-of-production method.

Exploration Expenses. The FCX/Rio Tinto joint ventures incurred exploration costs of $29.4 million in 1998, $44.6 million in 1997 and $39.2 million in 1996 as they explore the COW areas. FCX's exploration expense in 1998 and 1997 primarily related to costs incurred in the Eastern Mining and PT-FI Block B areas. All 1996 exploration costs and PT-FI Block A exploration costs in 1997 and 1998 were reimbursed by Rio Tinto's $100 million exploration funding received in 1996 ($1.2 million remaining at December 31, 1998). Substantially all costs in the joint venture areas are now being shared 60 percent by FCX and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures' 1999 exploration budgets total approximately $17 million. FCX also has budgeted approximately $1 million for exploration activities outside of the joint ventures.

General and Administrative Expenses. General and administrative expenses declined 9 percent from 1997 to 1998 primarily because of initiatives to reduce costs and the effect of sharing these costs with Rio Tinto pursuant to joint venture agreements. The 1998 amount includes net charges totaling $11.1 million associated with the sale of corporate aircraft. General and administrative expenses declined 31 percent from 1996 to 1997 primarily because of the reversal of $25.3 million of costs of stock appreciation rights caused by the decline in FCX's common stock price during 1997. General and administrative expenses for 1996 included $12.7 million for costs of stock appreciation rights when FCX's stock price rose. As a percentage of revenues, general and administrative expenses were 5 percent in 1998, 5 percent in 1997 and 7 percent in 1996.

Interest Expense, Net. FCX's total interest cost (before capitalization) rose to $225.2 million in 1998, compared to $174.7 million in 1997 and $140.3 million in 1996, because of an overall increase in debt levels associated with the expansions and the FCX share purchase programs. Capitalized interest, relating primarily to the fourth concentrator mill expansion totaled $19.6 million in 1998 and $23.0 million in 1997, while capitalized interest relating primarily to the first phase of the PT-FI EIP and Atlantic's expansion to 270,000 metric tons totaled $23.0 million in 1996. Total interest cost and net interest expense for 1999 are expected to be lower compared with 1998 because of lower debt levels. Reduced capitalized interest should partially offset the benefits of lower debt levels.

Provision for Income Taxes. FCX's effective tax rate was 47 percent in 1998, 45 percent in 1997 and 47 percent in 1996 (Note 8). PT-FI's COW provides a 35 percent corporate income tax rate for PT-FI and a 10 percent withholding on dividends paid to FCX by PT-FI and on interest for debt incurred after the signing of the COW. The withholding rate declined from 15 percent to 10 percent beginning February 1997 because of an amendment to the United States/Indonesia tax treaty. No income taxes are recorded at Atlantic, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has a substantial tax loss carryforward for which no financial statement benefit has been provided. PT-FI's 1994 and 1997 Indonesian income tax returns are currently under examination. In January 1998, PT-FI settled and paid assessments from the Indonesian tax authorities for the years 1989-1993 with no material adverse effect on FCX's financial condition or results of operations.

Minority Interests and Preferred Dividends. Minority interests in net income of consolidated subsidiaries is primarily related to net income levels at PT-FI. Preferred dividends declined in 1997 primarily because in December 1996 FCX's Convertible Exchangeable Preferred Stock was converted to FCX common stock or redeemed for cash (Note 7).

                 FREEPORT-McMoRan COPPER & GOLD INC.
                       STATEMENTS OF CASH FLOW

Years Ended December 31,              1998        1997      1996
-------------------------------------------------------------------
(In Thousands)
Cash flow from operating activities:
Net income                           $153,848  $  245,108  $226,249
Adjustments to reconcile net income
     to net cash provided by
     operating activities:
     Depreciation and amortization    277,407     213,855   173,978
     Deferred income taxes             62,165      61,717    54,194
     Deferral of unearned income         -         30,102    97,173
     Recognition of unearned income      -        (76,595)  (51,066)
     Minority interests'
      share of net income              37,012      40,343    48,529
     Deferred stock appreciation
       rights costs, mining
       costs and other                 13,756     (53,131)   (9,625)
     (Increase) decrease in working capital:
       Accounts receivable           (103,976)     80,611     6,860
       Inventories                      6,323      51,957    (6,474)
       Prepaid expenses and other        (455)         32     3,906
       Accounts payable and
        accrued liabilities            16,713      (8,963)   42,155
       Accrued income taxes            16,034     (71,484)   14,645
                                     --------  ----------  --------
     (Increase) decrease in
       working capital                (65,361)     52,153    61,092
                                     --------  ----------  --------
Net cash provided by operating
 activities                           478,827     513,552   600,524
                                     --------  ----------  --------

Cash flow from investing activities:
Capital expenditures:
     PT-FI                           (280,952)   (530,191) (401,538)
     Investment in PT-SC               (2,709)    (36,243)  (38,845)
     Atlantic Copper                   (8,422)    (18,478)  (51,855)
Other                                   4,977      (7,705)    3,535
                                     --------  ----------  --------
Net cash used in investing activities(287,106)   (592,617) (488,703)
                                     --------  ----------  --------

Cash flow from financing activities:
Net borrowings from
 (repayments to) Rio Tinto           (144,760)    371,040    75,360
Proceeds from other debt              549,230   1,097,770   241,640
Repayment of other debt              (239,495)   (723,398) (372,633)
Purchase of FCX common shares        (259,213    (438,388) (220,997)
Cash dividends paid:
     Common stock                     (35,382)   (178,341) (175,766)
     Preferred stock                  (39,157)    (40,543)  (52,437)
     Minority interests                (9,069)    (33,773)  (44,045)
Proceeds from sale of:
     7.50% Senior notes                  -           -      197,525
     7.20% Senior notes                  -           -      248,045
Other                                 (16,957)     (3,461)    1,722
                                     --------  ----------  --------
Net cash provided by
 (used in) financing activities      (194,803)     50,906  (101,586)
                                     --------  ----------  --------
Net increase (decrease)
 in cash and cash equivalents          (3,082)    (28,159)   10,235
Cash and cash equivalents
 at beginning of year                   8,959      37,118    26,883
                                     --------  ----------  --------
Cash and cash equivalents
 at end of year                      $  5,877  $    8,959  $ 37,118
                                     ========  ==========  ========

Interest paid                        $251,999    $155,658  $142,170
                                     ========    ========  ========
Income taxes paid                    $ 91,567    $259,434  $178,328
                                     ========    ========  ========

The accompanying Notes to Financial Statements, which include information in Notes 1 and 7 regarding noncash transactions, are an integral part of these financial statements.

                  FREEPORT-McMoRan COPPER & GOLD INC.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOWS AND LIQUIDITY
FCX's primary sources of cash are operating cash flows and borrowings, while its primary cash outflows over the last three years have been capital expenditures, dividends and purchases of its common stock. FCX believes that its expected operating cash flows and available borrowings provide the necessary liquidity to fund its anticipated 1999 operating needs.

Operating Activities. Operating cash flow declined 7 percent or $34.7 million in 1998 compared with 1997, mostly because of lower net income and an increase in working capital, and declined 14 percent or $87.0 million in 1997 compared with 1996 when FCX received exploration advances from Rio Tinto. FCX received $97.2 million of cash proceeds from the sale of copper put option contracts in 1996 and recognized $46.1 million in 1997 revenues and $51.1 million in 1996 revenues. Working capital, excluding cash, increased $65.4 million in 1998 primarily because of increases in accounts receivable, and decreased $52.2 million in 1997 primarily because decreases in accounts receivable and inventories offset decreases in taxes payable. The $61.1 million decrease in working capital during 1996 primarily relates to exploration advances from Rio Tinto and an increase in accrued income taxes payable because of higher taxable income.

Investing Activities. PT-FI's capital expenditures have varied with the level of activity on its expansions and EIP. In early 1998 PT-FI completed construction of the fourth concentrator mill expansion, which was funded almost entirely with nonrecourse borrowings from Rio Tinto. FCX's capital expenditures for 1999 are expected to approximate $185 million, primarily to maintain current production levels. Funding is expected to be provided by operating cash flow and PT-FI's bank credit facilities ($342.0 million commitment available at December 31, 1998). PT-FI funded most of its share of costs to construct PT-SC's smelter/refinery in 1996 and 1997.

   Atlantic completed its $225 million expansion to 270,000 metric tons of copper metal per year in 1996 and its $13.0 million debottlenecking project in June 1997. Atlantic received grants from the Spanish government of $7.5 million in 1997, $29.5 million in 1996 and a total of $52.8 million through December 31, 1997. These grants are recorded as a reduction of capital expenditures and are contingent on Atlantic meeting specified conditions through December 2001.

Financing Activities. Net repayments to Rio Tinto totaled $144.8 million in 1998 from PT-FI's share of incremental cash flow attributable to the fourth concentrator mill expansion. Nonrecourse borrowings from Rio Tinto for the expansion totaled $371.0 million in 1997 and $75.4 million in 1996. Net proceeds from other debt totaled $309.7 million in 1998 and $374.4 million in 1997. Net repayments of other debt totaled $131.0 million in 1996. In August 1998, FCX announced a new open market share purchase program for an additional 20 million shares bringing the total shares approved for purchase under the open market share purchase programs to 60 million. During 1998, FCX acquired 20.0 million of its shares for $259.4 million (an average of $12.97 per share) under its open market share purchase programs. From inception of these programs through December 31, 1998, FCX has purchased a total of 50.2 million shares for $1.03 billion (an average of $20.49 per share), with 9.8 million shares remaining available under the programs. The timing of any future purchases is dependent upon many factors, including the price of FCX's common stock, the company's business and financial position, and general economic and market conditions. During 1997, FCX acquired 18.3 million of its shares for $439.8 million (an average of $24.07 per share). During 1996, FCX acquired 7.6 million of its shares for $221.6 million (an average of $29.24 per share). In December 1997, the FCX Board of Directors authorized a reduction in FCX's regular quarterly cash dividend on its common stock to $0.05 per share or $0.20 per share annually, from the 1997 annual dividend of $0.90 per share. In 1996, FCX sold publicly its 7.50% and 7.20% Senior Notes for net proceeds of $445.6 million.

     FCX remains focused on effectively managing its operations in the current environment of low copper and gold prices. Through its cost reduction and production enhancement efforts commenced in early 1998, PT-FI has directed its efforts toward optimizing performance of its expanded milling facilities to achieve higher sales levels at the low cost levels. In addition to the favorable effects of foreign currency movements, PT-FI realized significantly lower operating costs, capital and exploration expenditures and general and administrative expenses in 1998. These savings are expected to continue in 1999. With these savings and the prospective elimination of the regular quarterly cash dividend announced in December 1998, FCX believes it will be able to reduce its 1998 year-end debt significantly during 1999 at year-end 1998 commodity price levels. As a result, FCX believes it will have the overall financial flexibility to continue to invest in operations and maintain its exploration program. Because of the economic and political issues affecting Indonesia and the low current prices for copper and gold, the availability of any capital which may be required for FCX and its subsidiaries is limited and the cost of new capital, if available, would be high.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                            BALANCE SHEETS

December 31,                                   1998         1997
-------------------------------------------------------------------
(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents                   $    5,877   $    8,959
Accounts receivable:
     Customers                                 180,978       89,599
     Other                                      47,524       40,012
Inventories:
     Product                                   118,440      120,794
     Materials and supplies                    182,964      194,006
Prepaid expenses and other                      10,111        9,719
                                            ----------   ----------
     Total current assets                      545,894      463,089
Property, plant and equipment, net           3,474,451    3,521,715
Investment in PT-SC                             80,822       83,061
Other assets                                    91,467       84,344
                                            ----------   ----------
Total assets                                $4,192,634   $4,152,209
                                            ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities    $  289,342   $  261,866
Current portion of long-term debt
 and short-term borrowings                     127,804       80,852
Unearned customer receipts                      55,564      101,428
Accrued income taxes                            45,777       31,519
                                            ----------   ----------
     Total current liabilities                 518,487      475,665
Long-term debt, less current portion         2,073,669    1,843,770
Note payable to Rio Tinto                      255,320      464,360
Accrued postretirement benefits
 and other liabilities                         124,073      125,980
Deferred income taxes                          471,178      403,047
Minority interests                             146,484       60,488
Redeemable preferred stock                     500,007      500,007
Stockholders' equity:
Step-up convertible preferred stock            349,990      349,990
Class A common stock, par value $0.10,
 97,071,944 shares issued and outstanding        9,707        9,707
Class B common stock, par value $0.10,
 121,453,497 shares and 121,404,858
 shares issued and outstanding, respectively    12,145       12,140
Capital in excess of par value of common stock 650,746      649,792
Retained earnings                              190,614      107,679
Accumulated other comprehensive income          10,244       10,244
Common stock held in treasury -
 54,217,541 shares and 34,221,720
 shares, at cost, respectively              (1,120,030)    (860,660)
                                            ----------   ----------
     Total stockholders' equity                103,416      278,892
                                            ----------   ----------
Total liabilities and stockholders' equity  $4,192,634   $4,152,209
                                            ==========   ==========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                 MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES AND FINANCIAL CONDITION
Assets. FCX's total assets increased by $40.4 million over 1997 primarily because of capital expenditures and an increase in accounts receivable from customers because of higher sales volumes, partially offset by depreciation on property, plant and equipment.

     In March 1997, P.T. Nusamba Mineral Industri (NMI), a subsidiary of P.T. Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of P.T. Indocopper Investama Corporation (PT-II). FCX owns the remaining 49 percent of PT-II, which is a 9.4 percent owner of PT-FI. NMI financed $254.0 million of the $315.0 million purchase price with a variable-rate commercial loan maturing in March 2002. The purchase price was negotiated based primarily on FCX's market value using its publicly traded common stock price at the time of the transaction. FCX has agreed that if NMI defaults on the loan, FCX will purchase the PT-II stock or the lenders' interest in the commercial loan for the amount then due by NMI under the loan. FCX also agreed to lend to NMI any amounts to cover any shortfalls between the interest payments due on the commercial loan and the dividends received by NMI from PT-II. At December 31, 1998, $25.4 million was due in March 2002 from NMI because of interest payment shortfalls and is included in other assets. The amount of any future shortfalls will depend primarily on the level of PT-FI's dividends to PT-II.

Infrastructure Asset Sales. In September 1998, PT-FI reacquired for $30 million an aggregate one-third interest in certain infrastructure asset joint ventures owned by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor. The joint ventures had purchased $270.0 million of infrastructure assets from PT-FI during the period from December 1993 to March 1997 and PT-FI had sold its one-third interest in the joint ventures in March 1997. PT-FI is now consolidating the joint ventures because the financing arrangements provide the joint venture partners with a guaranteed annual return on their investment, and PT-FI's results reflect lower interest expense and higher minority interest charges as a result (Note 6). In December 1997, PT-FI sold the new power plant facilities associated with the fourth concentrator mill expansion for $366.4 million to the joint venture that owns the assets which already provide electricity to PT-FI. The purchase price included $123.2 million for Rio Tinto's share of the new power plant facilities. Asset sales to the power joint venture totaled $581.4 million through 1997 including $458.2 million of PT-FI owned assets. PT-FI subsequently sold its 30 percent interest in the joint venture to the other partners and is purchasing power under infrastructure asset financing arrangements pursuant to a power sales agreement (Note 6).

Liabilities and Stockholders' Equity. FCX's liabilities rose by $215.9 million over 1997, primarily reflecting an increase in total debt and minority interests. Increases in debt relate to the expansions and the FCX stock purchase programs. Minority interests were higher because PT-FI is now consolidating the AlatieF joint ventures discussed above. The current portion of long-term debt includes $46.3 million and accrued liabilities include $1.5 million of accrued interest payable to Rio Tinto from PT-FI's share of December 1998 incremental cash flow. Deferred income taxes increased $68.1 million because of timing differences related to tax and book depreciation of property, plant and equipment. Equity declined by $175.5 million from 1997 primarily because an $82.9 million increase in retained earnings was offset by $259.4 million of FCX common stock purchases.

   FCX believes that PT-FI's operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. The ultimate amount of reclamation and closure costs to be incurred cannot currently be projected with precision. Ultimate reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. These estimates are subject to revision over time as more complete studies are performed and more definitive plans are formulated. Some reclamation costs will be incurred throughout the remaining life of the mine, while most closure costs and the remaining reclamation costs will be incurred at the end of the mine's life, which is currently estimated to exceed 30 years. PT-FI had $9.2 million accrued on a unit-of-production basis at December 31, 1998 for mine closure and reclamation costs, included in other liabilities. In 1996, FCX began contributing to a cash fund ($0.9 million balance at December 31, 1998) designed to accumulate at least $100 million by the end of its Indonesian mine's life. Proceeds from this fund, including accrued interest, will be used to fund costs incurred for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation. See FCX's Working Toward Sustainable Development report beginning on page 6 for information about FCX's environmental programs.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31,                 1998        1997       1996
-----------------------------------------------------------------------
(In Thousands)
Convertible Exchangeable Preferred Stock:
Balance at beginning of year           $     -      $   -      $223,900
Conversions to Class A common stock          -          -      (221,093)
Redemptions                                  -          -        (2,807)
                                       ----------   --------   --------
Balance at end of year                       -          -          -
                                       ----------   --------   --------

Step-Up Convertible Preferred Stock:
Balance at beginning of year              349,990    349,990    350,000
Conversions to Class A common stock          -          -           (10)
                                       ----------   --------   --------
Balance at end of year                    349,990    349,990    349,990
                                       ----------   --------   --------

Class A common stock:
Balance at beginning of year               9,707       9,707      8,804
Conversions of preferred stock              -           -           903
                                       ----------   --------   --------
Balance at end of year                      9,707      9,707      9,707
                                       ----------   --------   --------

Class B common stock:
Balance at beginning of year               12,140     12,098     11,862
Exercised stock options                         5         42        236
                                       ----------   --------   --------
Balance at end of year                     12,145     12,140     12,098
                                       ----------   --------   --------

Capital in excess of par value of common stock:
Balance at beginning of year              649,792    636,100    376,054
Conversions of preferred stock               -          -       220,073
Exercised stock options                       954     13,692     39,973
                                       ----------   --------   --------
Balance at end of year                    650,746    649,792    636,100
                                       ----------   --------   --------

Retained earnings:
Balance at beginning of year              107,679     77,479     78,565
Net income                                153,848    245,108    226,249
Cash dividends on common stock            (35,382)  (178,341)  (175,766)
Dividends on preferred stock              (35,531)   (36,567)   (51,569)
                                       ----------   --------   --------
Balance at end of year                    190,614    107,679     77,479
                                       ----------   --------   --------

Accumulated other comprehensive income     10,244     10,244     10,244
                                       ----------   --------   --------

Common stock held in treasury:
Balance at beginning of year             (860,660)  (420,239)  (177,755)
Purchase of 19,995,821,
 18,270,500 and 7,576,500 shares,
 respectively                            (259,370)  (439,827)  (221,565)
Tender of 20,527 and 669,093
 shares, respectively, to FCX to
 exercise stock options                      -          (594)   (20,919)
                                       ----------   --------   --------
Balance at end of year                 (1,120,030)  (860,660)  (420,239)
                                       ----------   --------   --------
Total stockholders' equity             $  103,416   $278,892   $675,379
                                       ==========   ========   ========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

                 FREEPORT-McMoRan COPPER & GOLD INC.
                    NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries, P.T. Freeport Indonesia Company (PT-FI), including certain joint ventures involving PT-FI (Note 6), and P.T. IRJA Eastern Minerals Corporation (Eastern Mining), as well as its wholly owned subsidiary, Atlantic Copper, S.A. (Atlantic). FCX's unincorporated joint ventures with Rio Tinto plc (Rio Tinto) are reflected using the proportionate consolidation method in accordance with standard industry practice (Note 2). PT-FI's investment in P.T. Smelting Co. (PT-SC) is accounted for under the equity method (Note 9) with PT-FI's share of operating results recorded in operating income. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1998 presentation.

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

Accounts Receivable. Accounts receivable from customers include $20.8 million from PT-SC at December 31, 1998. Other accounts receivable include refundable value-added taxes, net of the allowance for uncollectible amounts, totaling $24.9 million at December 31, 1998 and $18.9 million at December 31, 1997. The allowance for uncollectible amounts totaled $5.5 million at December 31, 1998 and $3.8 million at December 31, 1997.

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

Income Taxes. FCX accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Reclamation and Mine Closure. Estimated reclamation and mine closure costs for PT-FI's current mining operations in Indonesia are accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable copper reserves. Expenditures resulting from the remediation of conditions caused by past operations, which do not contribute to future revenue generation, are expensed.

Financial Contracts. At times FCX has entered into financial contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Costs or premiums and gains or losses on contracts meeting deferral criteria, including closed contracts, are recognized with the hedged transaction. Gains or losses are recognized if the hedged transaction is no longer expected to occur or if deferral criteria are not met. FCX monitors its credit risk on an ongoing basis and considers this risk to be minimal because its contracts are with a diversified group of financially strong counterparties.

     At December 31, 1998, FCX had redeemable preferred stock indexed to commodities, open foreign currency forward contracts, open forward copper purchase contracts, and interest rate swap contracts (Note 11). Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment will be recorded as an adjustment to revenues.

    FCX hedges a portion of its anticipated Spanish peseta, Indonesian rupiah and Australian dollar cash outflows with foreign currency forward contracts. Changes in market value of foreign currency forward contracts which protect anticipated transactions are recognized in the period incurred. Atlantic enters into futures contracts to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match, and whenever Atlantic extends the pricing terms on its copper sales. Gains and losses on these contracts are recognized with the hedged transaction.
 FCX has interest rate swap contracts to limit the effect of increases in the interest rates on variable-rate debt. The costs associated with these contracts are amortized to interest expense over the terms of the agreements.

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activity," which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. SFAS 133 is effective for fiscal years beginning after June 15, 1999 with earlier application permitted. FCX has not determined when it will adopt SFAS 133; however, adoption is not expected to have a material impact on its financial position.

Concentrate Sales. Revenues from PT-FI's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program (Note 11). PT-FI's concentrate sales agreements, including its sales to Atlantic and PT-SC, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Actual settlement on the copper portion is generally based on the average LME price for a specified future month (quotational period). Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 1998, FCX had consolidated provisionally priced copper sales totaling 191.5 million pounds recorded at an average price of $0.66 per pound. Approximately 84 percent of these open pounds are expected to be finally priced during the first quarter of 1999 with the remaining pounds to be priced during the second quarter of 1999. A one-cent movement in the average price used for these open pounds will have an approximate $0.9 million impact on FCX's 1999 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for the month of shipment.

     PT-FI pays royalties under a Contract of Work (COW), with a 30-year term and two 10-year extensions permitted, entered into in December 1991 with the Government of Indonesia (GOI). PT-FI's copper royalty rate varies from 1.5 percent, at a copper price of $0.90 or less, to 3.5 percent, at a copper price of $1.10 or more, of copper net revenue. The related rate for gold and silver sales is 1.0 percent. The royalties totaled $18.7 million in 1998, $31.4 million in 1997 and $30.4 million in 1996.

     In light of its substantially expanded production capabilities, PT-FI is discussing with the GOI the payment of voluntary additional royalties on metal from production above 200,000 metric tons of ore per day (MTPD) in amounts for copper equal to the COW royalty and for gold and silver equal to twice the COW royalties. Therefore, including the payment of COW royalties, the total of royalties paid on copper net revenues from production above 200,000 MTPD would be double the amount of the COW royalty; and the total of royalties paid on gold and silver sales from production above 200,000 MTPD would be triple the amount of the COW royalties. The additional royalties would be effective January 1, 1999. Because in large part mineral royalties under GOI regulations are remitted to the provinces from which the minerals are extracted, PT-FI offered the voluntary additional royalties to provide additional support to the local governments and people of Irian Jaya.

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

     Transaction gains and losses associated with Atlantic's peseta-denominated and PT-FI's rupiah-denominated monetary assets and liabilities are included in net income. Excluding hedging amounts, net Atlantic transaction gains (losses) totaled $(2.2) million in 1998, $16.6 million in 1997 and $10.3 million in 1996. Atlantic's peseta-denominated net monetary liabilities totaled $79.1 million at December 31, 1998 based on an exchange rate of 142.7 pesetas to one U.S. dollar. PT-FI's rupiah-denominated net monetary assets totaled $25.6 million at December 31, 1998 based on an exchange rate of 7,725 rupiah to one U.S. dollar. Excluding hedging amounts, net PT-FI transaction gains (losses) related to these rupiah-denominated net monetary assets totaled $0.9 million in 1998, $(6.3) million in 1997 and were not material in 1996.

Comprehensive Income. In 1998, FCX adopted SFAS 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX has no items of other comprehensive income for the years presented in the financial statements. Accumulated other comprehensive income reported in the Statements of Stockholders' Equity consists solely of the cumulative foreign currency translation adjustment at Atlantic as of December 31, 1995, for which there is no tax effect.

Earnings Per Share. Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the net effect of dilutive stock options. Dilutive stock options represented one thousand shares in 1998, 1.3 million shares in 1997 and 1.8 million shares in 1996.

    Options excluded from the computation of diluted net income per share of common stock because their exercise prices were greater than the average market price of the common stock during the year totaled options for 10.5 million shares (average exercise price of $23 per share) in 1998, options for 2.3 million shares (average exercise price of $33 per share) in 1997 and options for 1.8 million shares (average exercise price of $35 per share) in 1996. The FCX Step-Up Convertible Preferred Stock outstanding was not included in the computation of diluted net income per share of common stock because including the conversion of these shares would have increased net income per share of common stock. The preferred stock was convertible into 11.7 million shares of common stock and accrued dividends totaled $21.0 million for each year presented.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO FCX's direct ownership in PT-FI totaled 81.3 percent at December 31, 1998 and 1997. FCX also owns 49 percent of P.T. Indocopper Investama Corporation (PT-II), a 9.4 percent owner of PT-FI, bringing FCX's total ownership in PT-FI to 85.9 percent at December 31, 1998 and 1997. At December 31, 1998, PT-FI's net assets totaled $678.9 million, including $475.3 million of retained earnings. FCX has various intercompany loans to PT-FI totaling $832.5 million at December 31, 1998.

     Substantially all of PT-FI's assets are located in Indonesia. Unfavorable economic conditions continue to affect Southeast Asia, including Indonesia. Since early 1997, Indonesia's economy has contracted, inflation increased dramatically and the Indonesian rupiah severely weakened initially and then partly recovered. The economic situation has also created political and social instability in Indonesia. PT-FI's COW provides that the GOI will not nationalize or expropriate PT-FI's mining operations.

     In March 1997, PT Nusamba Mineral Industri (NMI), a subsidiary of P.T. Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT-II. NMI financed $254.0 million of the $315.0 million purchase price with a variable-rate commercial loan maturing in March 2002. The purchase price was negotiated based primarily on FCX's market value using its publicly traded common stock price at the time of the transaction. FCX has agreed that if NMI defaults on the loan, FCX will purchase the PT-II stock or the lenders' interest in the commercial loan for the amount then due by NMI under the loan. FCX also agreed to lend to NMI any amounts to cover any shortfalls between the interest payments due on the commercial loan and the dividends received by NMI from PT-II. At December 31, 1998, $25.4 million was due in March 2002 from NMI because of interest payment shortfalls and is included in other assets. The amount of any future shortfalls will depend primarily on the level of PT-FI's dividends to PT-II.

     FCX's direct ownership in Eastern Mining totaled 90 percent at December 31, 1998 and 1997. PT-II owns the remaining 10 percent of Eastern Mining, bringing FCX's total ownership in Eastern Mining to
94.9 percent at December 31, 1998 and 1997.

     FCX owns 100 percent of the outstanding Atlantic stock.  At
December 31, 1998, Atlantic's net assets totaled $52.3 million and FCX had outstanding advances to Atlantic totaling $25.2 million. Atlantic is not expected to pay dividends in the near future.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX Class A common stock (approximately 15 percent of the December 31, 1998 outstanding common stock of FCX). In addition, FCX and Rio Tinto established exploration and expansion joint ventures. Pursuant to the exploration joint ventures, Rio Tinto has a 40 percent interest in future development projects under PT-FI's COW and Eastern Mining's COW, and may elect to participate in future exploration projects. Under the arrangements, Rio Tinto funded $100 million in 1996 ($1.2 million remaining at December 31, 1998) for approved exploration costs in the areas covered by the PT-FI and Eastern Mining COWs. Substantially all exploration costs in the joint venture areas are now being shared 60 percent by FCX and 40 percent by Rio Tinto.

   FCX and Rio Tinto completed the "fourth concentrator mill expansion" of PT-FI's facilities in early 1998. Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021. Rio Tinto provided a $450 million nonrecourse loan to PT-FI for PT-FI's share of the cost of the expansion. FCX and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998 on the basis of 60 percent to PT-FI and 40 percent to Rio Tinto. PT-FI is paying its share of incremental cash flow to Rio Tinto until Rio Tinto receives an amount equal to the funds loaned to PT-FI plus interest based on Rio Tinto's cost of borrowing. Through December 31, 1998, PT-FI's share of incremental cash flow totaled $236.4 million, of which $188.6 million was paid to Rio Tinto in 1998 and $47.8 million was paid in 1999. The incremental production from the expansion, as well as production from PT-FI's existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT-FI will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proved and probable reserves as of December 31, 1994 (Note 14).

NOTE 3. INVENTORIES
The components of product inventories follow (in thousands):

December 31,                             1998         1997
-----------------------------------------------------------
PT-FI: Concentrates - Average Cost     $ 15,630    $ 16,118
Atlantic: Concentrates - FIFO            58,597      72,088
      Work in process - FIFO             41,725      26,501
      Finished goods - FIFO               2,488       6,087
                                       --------    --------
  Total product inventories            $118,440    $120,794
                                       ========    ========

      The average cost method was used to determine the cost of essentially all materials and supplies inventory at December 31, 1998 and 1997. Materials and supplies inventory is net of obsolescence reserves totaling $24.6 million at December 31, 1998 and $29.5 million at December 31, 1997.

NOTE 4.   PROPERTY, PLANT AND EQUIPMENT, NET
The components of net property, plant and equipment follow (in thousands):

December 31,                              1998         1997
--------------------------------------------------------------
Exploration, development and other     $  975,218   $  929,844
Buildings and infrastructure            1,103,753      717,518
Machinery and equipment                 1,566,674    1,281,903
Mobile equipment                          444,474      355,802
Infrastructure assets                     619,631      930,399
Construction in progress                  104,076      397,272
                                       ----------   ----------
   Property, plant and equipment        4,813,826    4,612,738
Accumulated depreciation
   and amortization                    (1,339,375)  (1,091,023)
                                       ----------   ----------
   Property, plant and equipment, net  $3,474,451   $3,521,715
                                       ==========   ==========

     Exploration, development and other include $124.8 million of excess costs related to investments in consolidated subsidiaries which are being amortized over the lives of the related assets. Property, plant and equipment are net of grants from the Spanish government totaling $52.8 million. The grants are contingent on Atlantic meeting specified conditions through December 2001.

NOTE 5.  REDEEMABLE PREFERRED STOCK
FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock totaling $232.6 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and will be redeemed in August 2003 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and will be redeemed in February 2006 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.8 million depositary shares representing 119,000 shares of its Silver-Denominated Preferred Stock totaling $100.0 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.04125 ounce of silver. Beginning in August 1999, FCX will redeem the underlying Silver-Denominated Preferred Stock in eight equal annual installments.

NOTE 6.  LONG-TERM DEBT

December 31,                                          1998         1997
-------------------------------------------------------------------------
(In Thousands)
Notes payable:
  FCX and PT-FI credit facilities, average
   rate 7.4% in 1998 and 6.4% in 1997             $  658,000   $  250,000
  Rio Tinto loan,  including accrued
   interest at  December 31,  1997,
   average rate 5.6% in 1998 and 5.8%
   in 1997 (Note 2)                                  301,640      464,360
  Atlantic facility, average rate
   6.5% in 1998 and 7.2% in 1997                     275,785      291,276
  Equipment loan                                      42,000       49,000
  ALatieF loan, average rate  6.6% in 1998            43,563         -
  Other, primarily  Atlantic borrowings               43,438       78,273
9 /% Senior Notes due 2001                           120,000      120,000
7.50% Senior Notes due 2006                          200,000      200,000
7.20% Senior Notes due 2026                          250,000      250,000
Infrastructure asset financings                      522,367      686,073
                                                  ----------   ----------
                                                   2,456,793    2,388,982
Less current portion and short-term borrowings       127,804       80,852
                                                  ----------   ----------
                                                  $2,328,989   $2,308,130
                                                  ==========   ==========

Notes Payable. The FCX and PT-FI credit facilities provide total availability of $1.0 billion. PT-FI has a $550 million facility ($234.0 million of additional borrowings available at December 31, 1998) and FCX and PT-FI have a separate $450 million facility ($108.0 million of additional borrowings available at December 31, 1998). These credit facilities are also subject to a borrowing base, redetermined annually during the second quarter by the banks, which had $766.5 million available at December 31, 1998. These variable-rate revolving facilities are available until December 2002, contain provisions requiring minimum working capital requirements, specified cash flow to interest coverage and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the COW and most of its assets as security for its borrowings.

     Atlantic has a variable-rate project loan, nonrecourse to FCX, consisting of a term loan ($210.8 million) and a fully drawn working capital revolver ($65.0 million) as of December 31, 1998 (the Atlantic Facility). The term loan is being repaid in equal quarterly installments through June 2005. The working capital facility matures in June 2005. The Atlantic Facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Borrowings under the Atlantic Facility are secured by 100 percent of Atlantic's capital stock, the smelter and refinery assets, and certain receivables and inventory. In addition to the Atlantic Facility, Atlantic has a $40 million working capital revolver that is secured by certain shipments of copper concentrate, and has access to additional lines of credit, which are generally unsecured, with various financial institutions.

     FCX has an equipment loan secured by certain PT-FI assets.
Interest accrues at 8.1 percent and principal payments total $7.0 million annually with a final payment of $21.0 million in December 2001.

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

Infrastructure Asset Financings. In March 1997, PT-FI completed the final $75.0 million sale of infrastructure assets to joint ventures then owned one-third by PT-FI and two-thirds by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor. The sales to the ALatieF joint ventures totaled $270.0 million during the period from December 1993 to March 1997. Funding for the purchases consisted of $90.0 million in equity contributions by the joint venture partners, a $60.0 million bank loan (the AlatieF loan) and the 9 /% Senior Notes due 2001. PT-FI subsequently sold its one-third interest in the joint ventures to ALatieF in March 1997. In September 1998, PT-FI reacquired for $30 million an aggregate one-third interest in the joint ventures and continues to lease the infrastructure assets under infrastructure asset financing arrangements. PT-FI guarantees the ALatieF loan associated with the purchases and is consolidating the joint ventures because the financing arrangements provide the joint venture partners with a guaranteed 15 percent after-tax minimum annual return on their investment.

     In December 1997, PT-FI sold the new power plant facilities associated with the fourth concentrator mill expansion for $366.4 million to the joint venture that owns the assets which already provide electricity to PT-FI. The purchase price included $123.2 million for Rio Tinto's share of the new power plant facilities. Asset sales to the power joint venture totaled $581.4 million through 1997 including $458.2 million of PT-FI owned assets. PT-FI subsequently sold its 30 percent interest in the joint venture to the other partners and is purchasing power under infrastructure asset financing arrangements. At December 31, 1998, the infrastructure asset financing obligations pursuant to the power sales agreement totaled $431.7 million.

     In 1995, PT-FI sold certain of its port, marine, logistics and construction equipment and facilities for $100.0 million to an unrelated joint venture and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT-FI. PT-FI guarantees certain of the bank loans totaling $69.9 million at December 31, 1998 associated with these sales. PT-FI is leasing these assets under infrastructure asset financing arrangements. At December 31, 1998, the obligations under these infrastructure asset financings totaled $88.7 million.

Maturities and Capitalized Interest. Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 1998 totaled $127.8 million in 1999, $123.7 million in 2000, $227.3 million in 2001, $782.3 million in
2002, $314.4 million in 2003 and $881.3 million thereafter. Capitalized interest totaled $19.6 million in 1998, $23.0 million in 1997 and $23.0 million in 1996.

NOTE 7.  STOCKHOLDERS' EQUITY
Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. FCX has two classes of common stock which differ only as to their voting rights for the directors of FCX. Holders of Class B common stock elect 80 percent of the FCX directors while holders of Class A common stock and preferred stock elect 20 percent.

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

Stock Options. In 1995, FCX's shareholders adopted the Adjusted Stock Award Plan to provide for the issuance of certain stock awards to employees, officers and directors of Freeport-McMoRan Inc. (FTX), the former parent of FCX, in connection with FTX's distribution of FCX shares. Under this plan, FCX made a one time grant of awards to purchase up to 10.7 million Class B common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution. All options granted under this plan expire 10 years from the original FTX date of grant.

     FCX's shareholders adopted the 1995 Stock Option Plan (the 1995
Plan) to provide for the issuance of stock options and other stock-based awards (including SARs) at no less than market value at the time of grant. During 1998, FCX converted 1.3 million SARs to stock options when FCX's stock price was below the SARs' exercise prices. Under the 1995 Plan, FCX can grant options to eligible participants to purchase up to 10 million Class B common shares. Options granted under the 1995 Plan generally expire 10 years after the date of grant. FCX's shareholders also adopted the 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizing FCX to grant options to purchase up to 2 million shares. Options granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant and expire 10 years after the date of grant. For options granted under the Director Plan, FCX will pay cash to the option holder equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise. Options for 3.1 million shares under the 1995 Plan and 1.5 million shares under the Director Plan were available for new grants as of December 31, 1998. A summary of stock options outstanding, including 0.1 million SARs, follows:

                           1998              1997               1996
---------------------------------------------------------------------------
                              Weighted          Weighted           Weighted
                               Average           Average            Average
                     Number    Option    Number   Option    Number   Option
                   of Options   Price  of Options  Price  of Options  Price
---------------------------------------------------------------------------
Balance at
 January 1          8,065,837  $23.84  7,990,083  $23.04  9,770,040  $18.59
  Granted           3,691,200   17.77    856,900   29.18  1,909,200   34.71
  Exercised           (51,749)  14.74   (579,612)  18.47 (3,538,945)  17.07
  Expired/Forfeited  (274,706)  21.29   (201,534)  30.45   (150,212)  22.66
                   ----------          ---------          ---------
Balance at
 December 31       11,430,582   21.98  8,065,837   23.84  7,990,083   23.04
                   ==========          =========          =========

     In March 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 1998, excluding SARs, follows:

                                Options Outstanding     Options Exercisable
---------------------------------------------------------------------------
                                     Weighted   Weighted           Weighted
                                      Average   Average            Average
                           Number    Remaining   Option   Number    Option
Range of Exercise Prices  of Options    Life     Price  of Options   Price
---------------------------------------------------------------------------
$14.63 to $21.27          8,710,853  5.2 years   $18.73  7,687,358  $19.26
$22.63 to $32.81          1,226,244  7.7 years    29.56    472,069   29.39
$35.50                    1,416,667  7.4 years    35.50    566,666   35.50
                         ----------                      ---------
                         11,353,764                      8,726,093
                         ==========                      =========

     FCX has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. FCX recognized a $25.3 million gain in 1997 and charges totaling $12.7 million in 1996 for the cost of SARs and grants under the Director Plan, which have the same accounting treatment as SARs, caused by the fluctuations in FCX's common stock price. Had compensation cost for FCX's stock option grants, excluding SARs, been determined based on the value at the grant dates for awards under those plans pursuant to the requirements of SFAS 123, FCX's stock-based compensation costs would have increased by $34.3 million ($16.7 million to net income or $0.10 per share) in 1998, $6.3 million ($3.4 million to net income or $0.02 per share) in 1997 and $2.4 million ($1.3 million to net income or $0.01 per share) in 1996.

  For the pro forma computations, the values of the option grants were calculated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for stock option grants, including the 1.3 million SARs converted to stock options in 1998, was $6.75 per option in 1998, $10.24 per option in 1997 and $12.09 per option in 1996. The weighted average assumptions used include a risk-free interest rate of 5.8 percent in 1998, 6.9 percent in 1997 and 6.6 percent in 1996; expected volatility of 34 percent in 1998, 30 percent in 1997 and 26 percent in 1996; an annual dividend of $0.20 per share in 1998 and $0.90 per share in 1997 and 1996; and expected lives of 8 years in 1998 and 10 years in 1997 and 1996. The pro forma effects on net income for 1998, 1997 and 1996 are not representative of future years. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

NOTE 8.  INCOME TAXES
The components of FCX's deferred taxes follow (in thousands):

December 31,                            1998            1997
--------------------------------------------------------------
Deferred tax asset:
  Foreign tax credits                $ 181,749       $ 137,784
  U.S. alternative minimum
    tax credits                         55,583          49,946
  Atlantic net operating
    loss carryforwards                  91,653          97,400
  Deferred compensation                  4,658           5,898
  Intercompany profit elimination       14,850           8,141
  Obsolescence reserve                   4,282           8,095
  Valuation allowance                 (328,985)       (285,130)
                                     ---------       ---------
    Total deferred tax asset            23,790          22,134
                                     ---------       ---------
Deferred tax liability:
  Property, plant and equipment       (463,312)       (423,515)
  Undistributed earnings in PT-FI      (22,832)         (6,219)
  Other                                 (8,824)          4,553
                                     ---------       ---------
    Total deferred tax liability      (494,968)       (425,181)
                                     ---------       ---------
Net deferred tax liability           $(471,178)      $(403,047)
                                     =========       =========

     FCX has provided a valuation allowance equal to its tax credit carryforwards ($237.3 million at December 31, 1998 and $187.7 million at December 31, 1997) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future. Atlantic is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from $261.9 million of Atlantic net operating losses at December 31, 1998 and $278.3 million of net operating losses at December 31, 1997 which expire through the year 2007.

      PT-FI's 1994 and 1997 Indonesian income tax returns are currently under examination. In January 1998, PT-FI settled and paid assessments from the Indonesian tax authorities for the years 1989-1993 with no material adverse effect on the consolidated financial condition or results of operations of FCX. The provision for income taxes consists of the following (in thousands):

                                 1998         1997         1996
------------------------------------------------------------------
Current income taxes:
Indonesian                    $100,336      $159,713      $182,354
United States and other          8,065         9,885        10,620
                              --------      --------      --------
                               108,401       169,598       192,974
Deferred Indonesian taxes       62,165        61,717        54,194
                              --------      --------      --------
                              $170,566      $231,315      $247,168
                              ========      ========      ========

     Differences between income taxes computed at the contractual
Indonesian tax rate and income taxes recorded follow (dollars in thousands):


                                 1998            1997             1996
---------------------------------------------------------------------------
                             Amount Percent  Amount Percent  Amount Percent
---------------------------------------------------------------------------
Income taxes computed at the
  contractual Indonesian
  tax rate                  $126,499  35%    $180,868  35%   $182,681  35%
Indonesian withholding tax on:
  Earnings/dividends          21,490   6       21,886   4      37,097   7
  Interest                     3,765   1        6,818   1       7,590   1
Increase (decrease)
  attributable to:
  Intercompany interest
    expense                  (15,103) (4)     (24,192) (5)    (21,260) (4)
  Parent company costs        26,504   7       24,926   5      11,498   2
  Indonesian presidential
    decree                      -      -        9,643   2        -      -
  U.S. alternative
    minimum tax                7,500   2        8,500   2       9,500   2
  Atlantic net loss (income)  (1,733)  -       (1,187)  -       8,378   2
  Other, net                   1,644   -        4,053   1      11,684   2
                            --------  --     --------  --    --------  --
Provision for income taxes  $170,566  47%    $231,315  45%   $247,168  47%
                            ========  ==     ========  ==    ========  ==

NOTE 9. TRANSACTIONS WITH AFFILIATES AND EMPLOYEE BENEFITS Management Services Agreement. FM Services Company (FMS), owned 45 percent by FCX, provides certain administrative, financial and other services on a cost-reimbursement basis under a management services agreement. These costs, which include related overhead, totaled $40.3 million in 1998, $44.7 million in 1997 and $45.2 million in 1996. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX.

PT-SC. PT-SC, an Indonesian company, completed construction of its 200,000 metric tons of copper metal per year smelter/refinery in Gresik, Indonesia during the third quarter of 1998. PT-FI, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT-SC stock. PT-FI is providing all of PT-SC's copper concentrate requirements at market rates; however, for the first 15 years of operations the treatment and refining charges will not fall below a specified minimum rate. PT-FI has also agreed to assign, if necessary, its earnings in PT-SC to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.

Pension Plans and Other Benefits.   FCX has a defined benefit pension
plan to cover substantially all U.S. and certain overseas employees. In 1996, FCX changed the pension benefit formula to a cash balance formula from the prior benefit calculation based on years of service and final average pay. Under the amended plan, FCX credits each participant's account annually with at least 4 percent of the participant's qualifying compensation. Additionally, interest is credited annually to each participant's account balance. FCX funds its pension liability in accordance with Internal Revenue Service guidelines. Additionally, for those employees in the qualified defined benefit plan whose benefits are limited under federal income tax laws, FCX sponsors an unfunded, nonqualified plan. FCX also provides certain health care and life insurance benefits (Other Benefits) for retired employees. FCX has the right to modify or terminate these benefits.

     PT-FI has a defined benefit plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT-FI funds the plan in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 7,725 rupiah to one U.S. dollar on December 31, 1998 and 7,450 rupiah to one U.S.
dollar on December 31, 1997.   Information on the FCX and PT-FI plans
follows (dollars in thousands):

                                Pension Benefits             Other Benefits
-----------------------------------------------------------------------------
                           FCX Plan          PT-FI Plan            FCX
                        1998      1997     1998      1997     1998     1997
-----------------------------------------------------------------------------
Change in benefit
 obligation:
Benefit obligation at
 beginning of year   $(13,652) $(12,292) $(7,208) $(17,975) $(1,043) $(1,135)
Service cost           (1,089)   (1,410)    (704)   (1,827)     (42)     (62)
Interest cost            (926)     (864)    (728)   (1,928)     (50)     (72)
Plan amendments           -         -       (729)      -        301      251
Curtailment gain          -         -        781       -        -        -
Special termination
 benefit                  -         -     (5,873)      -        -        -
Actuarial gains (losses)1,721       741     (287)   (1,301)      63      (44)
Foreign exchange gain     -         -         42    15,502      -        -
Benefits paid             324       173    6,641       321        8       19
                     --------  --------  -------  --------  -------  -------
Benefit obligation
 at end of year       (13,622)  (13,652)  (8,065)   (7,208)    (763)  (1,043)
                     --------  --------  -------  --------  -------  -------

Change in plan assets:
Fair value of plan
 assets at beginning
 of year                7,660     6,639    2,030     1,695      -        -
Actual return on
 plan assets            1,045     1,194      594       479      -        -
Employer contributions    -         -      6,720     3,984        8       19
Foreign exchange
 gain (loss)              -         -        289    (3,807)     -        -
Benefits paid            (324)     (173)  (6,641)     (321)      (8)     (19)
                     --------  --------  -------  --------  -------  -------
Fair value of
 plan assets at
 end of year            8,381     7,660    2,992     2,030      -        -
                     --------  --------  -------  --------  -------  -------

Funded status          (5,241)   (5,992)  (5,073)   (5,178)    (763)  (1,043)
Unrecognized net
 actuarial (gain)loss  (1,650)      328      -         306   (1,311)  (1,342)
Unrecognized
 transition (asset)
 liability               (344)     (402)   2,228     2,642      -        -
Unrecognized prior
 service cost            (780)     (927)     710       -       (473)    (224)
                     --------  --------  -------  --------  -------  -------
Accrued benefit cost $ (8,015) $ (6,993) $(2,135) $ (2,230) $(2,547) $(2,609)
                     ========  ========  =======  ========  =======  =======

Weighted-average assumptions (percent):
Discount rate            6.75      7.25       a      11.00     6.75     7.25
Expected return
 on plan assets          9.00      9.50       a      12.00       -        -
Rate of
 compensation
 increase                4.25      5.00       a       9.00       -        -


a. Given the economic uncertainty in Indonesia, PT-FI used annual discount rates and expected return on plan assets of 35 percent in 1999 and 30 percent in 2000. For 2001 and thereafter, PT-FI used an 11 percent discount rate and a 12 percent expected return on plan assets. The annual rates of compensation increase used were 20 percent in 1999 and 2000, and 9 percent thereafter.

     The initial health care cost trend rate used for the other benefits was 8.5 percent for 1996, decreasing 0.5 percent per year until reaching 5.0 percent. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost.

The components of net periodic benefit cost for FCX's plans follow (in thousands):

                           Pension Benefits     Other Benefits
                          1998   1997   1996   1998  1997    1996
-----------------------------------------------------------------
Service cost             $1,089 $1,410 $1,318  $ 42  $ 62    $ 70
Interest cost               926    864  1,019    50    72      87
Expected return
 on plan assets            (652)  (560)  (512)   -     -       -
Amortization of
 prior service cost        (147)  (147)   (28)  (52)  (26)     -
Amortization of net
 actuarial loss (gain)     (135)   (89)   376   (93)  (94)    (77)
Amortization of
 transition asset           (58)   (58)   (58)   -     -       -
                         ------ ------ ------  ----  ----    ----
Net periodic
 benefit cost            $1,023 $1,420 $2,115  $(53) $ 14    $ 80
                         ====== ====== ======  ====  ====    ====

     The components of net periodic benefit cost for PT-FI's plan follow (in thousands):

                              1998        1997         1996
------------------------------------------------------------
Service cost                $  704       $1,827       $1,732
Interest cost                  728        1,928        1,787
Expected return on
 plan assets                  (285)        (412)        (139)
Amortization of
 transition liability          217          857          884
Amortization of net
 actuarial losses              280          -            -
Curtailment gain              (781)         -            -
Special termination benefits 5,873          -            -
                            ------       ------       ------
Net periodic benefit cost   $6,736       $4,200       $4,264
                            ======       ======       ======

     During 1998, PT-FI offered special termination benefits to certain employees as part of a restructuring program following the completion of its latest expansion. The special termination benefits included separation and service allowances based on years of service, a lump sum pension payment and other cash incentives. PT-FI recognized a curtailment gain in accordance with SFAS 88 because the program significantly reduced the expected years of future service of employees. The PT-FI plan was also amended in 1998 to reflect changes in Indonesian laws eliminating the limits on pensionable pay.

     Atlantic has an unfunded contractual obligation denominated in Spanish pesetas to supplement amounts paid to retired employees. The accrued liability was based on corresponding exchange rates of 142.7 pesetas to one U.S. dollar and 150.7 pesetas to one U.S. dollar at December 31, 1998 and 1997, respectively. Pending Spanish legislation will require Atlantic to begin funding this obligation in December 2000. The discount rate used was 8 percent at December 31, 1998 and 1997. The interest cost for this obligation was $6.8 million in 1996. The actuarial valuation of this obligation was $96.4 million at December 31, 1998 and $87.9 million at December 31, 1997, based on discount rates of 5 percent and 6 percent, respectively. Other information on the Atlantic plan follows (in thousands):

                                          1998         1997
-------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year  $69,373      $80,372
Interest cost                              6,658        6,809
Foreign exchange loss (gain)               3,429      (10,261)
Benefits paid                             (7,160)      (7,547)
                                         -------      -------
Benefit obligation at end of year        $72,300      $69,373
                                         =======      =======

     FCX has a savings plan under Section 401(k) of the Internal Revenue Code that allows eligible employees to contribute up to 20 percent of their pre-tax compensation. FCX matches 100 percent of the first 5 percent of the employees' contribution with such matching amounts vesting after 5 years. The costs charged to operations for FCX's plan totaled $0.8 million in 1998, $0.8 million in 1997 and $0.7 million in 1996. FCX has other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense.

NOTE 10.  COMMITMENTS AND CONTINGENCIES
Environmental, Reclamation and Mine Closure. FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurs significant costs for environmental programs and projects.

   The ultimate amount of reclamation and closure costs to be incurred at PT-FI's operations cannot currently be projected with precision. Ultimate reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. These estimates are subject to revision over time as more complete studies are performed and more definitive plans are formulated. Some reclamation costs will be incurred throughout the remaining life of the mine, while most closure costs and the remaining reclamation costs will be incurred at the end of the mine's life, which is currently estimated to exceed 30 years. PT-FI had $9.2 million accrued on a unit-of-production basis at December 31, 1998 for mine closure and reclamation costs, included in other liabilities. In 1996, PT-FI began contributing to a cash fund ($0.9 million balance at December 31, 1998) designed to accumulate at least $100 million by the end of its Indonesian mine's life. Proceeds from this fund, including accrued interest, will be used to fund costs incurred for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Social and Economic Development Programs. FCX has a social and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT-FI established the Freeport Fund for Irian Jaya Development (FFIJD), through which PT-FI has made available funding and expertise to support the economic and social development of the area. PT-FI has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the
development of the local people through the FFIJD.   PT-FI charged
$13.5 million in 1998, $15.1 million in 1997 and $9.0 million in 1996 to production costs for this commitment.

Long-Term Contracts and Operating Leases. Atlantic has commitments with parties other than PT-FI to purchase concentrate totaling 386,000 metric tons in 1999, 371,000 metric tons in 2000, 373,000 metric tons in 2001, 340,000 metric tons in 2002, 220,000 metric tons in 2003 and a total of 120,000 metric tons thereafter, at market prices.

     FCX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 2002 total $1.5 million in 1999, $1.4 million in 2000, $1.3 million in 2001 and $0.2 million in 2002. Total rental expense under long-term contracts and operating leases amounted to $1.9 million in 1998, $2.2 million in 1997 and $3.8 million in 1996.

     PT-FI has a labor agreement covering its hourly-paid Indonesian employees, the key provisions of which are renegotiated biannually. The current labor agreement expires on September 30, 1999.

NOTE 11.  FINANCIAL INSTRUMENTS
Summarized below are financial instruments whose carrying amounts are not equal to their fair value and foreign exchange contracts at December 31, 1998 and 1997. Fair values are based on quoted market prices and other available market information.

                                       1998                     1997
----------------------------------------------------------------------------
                               Carrying      Fair      Carrying      Fair
                                Amount       Value      Amount       Value
----------------------------------------------------------------------------
(In Thousands)
Price protection program:
  Open contracts in
   liability position        $     -     $    (1,575)$     -     $    (1,494)
Debt:
  Long-term debt (Note 6)     (2,456,793) (2,278,857) (2,388,982) (2,402,862)
  Interest rate swaps              -          (1,749)      -          (1,210)
Foreign exchange contracts:
  $U.S./Indonesian rupiah          7,800       7,800       -           -
  $U.S./Australian dollar         (1,215)     (1,215)      -           -
  $U.S./Spanish peseta             2,005       2,005       1,148         471
Redeemable preferred
   stock (Note 5)               (500,007)   (197,923)   (500,007)   (334,177)


Price Protection Program. From time to time, PT-FI enters into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. As of and during the year ended December 31, 1998, PT-FI had no outstanding forward or option contracts. FCX's revenues include net additions totaling $42.6 million in 1997 and $38.2 million in 1996 related to PT-FI's copper price protection program. Revenues also include net additions totaling $37.6 million in 1997 and $14.1 million in 1996 from gold forward contracts.

     At December 31, 1998, Atlantic's contracts to hedge its price risk on concentrate inventory were not significant. Atlantic had purchased forward 15.6 million pounds of copper at an average price of $0.76 per pound to eliminate the price risk on trade receivables with terms that allow certain of its customers to purchase specified quantities of copper at a future date and at fixed prices.

Debt. PT-FI and Atlantic entered into interest rate swaps to manage exposure to interest rate changes on a portion of their variable-rate debt. PT-FI pays 8.3 percent on $14.3 million of financing at December 31, 1998 through December 1999. Atlantic pays an average of
6.1 percent on $115.6 million of financing at December 31, 1998, reducing annually through June 2000. From July 2000 through December 2000, Atlantic will pay 4.7 percent on $82.1 million of financing and from January 2001 through March 2001, Atlantic will pay 5.3 percent on $74.4 million of financing. Interest on comparable floating rate debt averaged 5.7 percent in 1998, 5.7 percent in 1997 and 5.6 percent in 1996, resulting in additional interest costs of $1.1 million, $1.5 million and $2.2 million, respectively.

     Atlantic is a party to letters of credit totaling $8.6 million at December 31, 1998. Fair value of these letters of credit is not material at December 31, 1998.

Foreign Exchange Contracts. During 1998, PT-FI implemented a currency hedging program to reduce its exposure to changes in the U.S. dollar/Indonesian rupiah and U.S. dollar/Australian dollar exchange rates. As of December 31, 1998, PT-FI has foreign exchange currency contracts through August 1999 totaling $6.2 million on 120.0 billion Indonesian rupiah (an average exchange rate of 19,478 rupiah to 1 U.S. dollar) and contracts through September 1999 totaling $49.8 million on 79.2 million Australian dollars (an average exchange rate of 1.59 Australian dollars to 1 U.S. dollar).

     Atlantic has a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta exchange rate. As of December 31, 1998, Atlantic has foreign exchange currency contracts through January 2000 totaling $74.9 million on 10.8 billion Spanish pesetas (an average exchange rate of 144.7 pesetas to 1 U.S. dollar).

NOTE 12.  BUSINESS SEGMENTS
FCX follows SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment includes PT-FI's copper and gold mining operations in Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic's operations in Spain and PT-FI's equity investment in PT-SC in Gresik, Indonesia. The segment data presented below were prepared on the same basis as the consolidated FCX financial statements.

                            Mining       Smelting
                              and          and      Eliminations     FCX
                          Exploration    Refining     and Other     Total
----------------------------------------------------------------------------
(In Thousands)
1998
Revenues                  $1,351,123a    $753,957     $(347,948)  $1,757,132
Production and delivery      461,244      676,518b     (333,131)     804,631
Depreciation and
 amortization                241,312       31,711         4,384      277,407
Exploration expense           11,542          -           1,491       13,033
General and
 administrative expenses      70,361       10,337         7,082       87,780
                          ----------     --------     ---------   ----------
Operating income          $  566,664     $ 35,391     $ (27,774)  $  574,281
                          ==========     ========     =========   ==========
Capital expenditures      $  280,026     $ 11,131     $     926   $  292,083
                          ==========     ========     =========   ==========
Total assets              $3,487,527     $722,767b    $ (17,660)  $4,192,634
                          ==========     ========     =========   ==========
1997
Revenues                  $1,505,295     $874,514     $(378,905)  $2,000,904
Production and delivery      604,851      800,997b     (397,244)   1,008,604
Depreciation and
 amortization                178,289       31,693         3,873      213,855
Exploration expense           14,758          -           2,871       17,629
General and
 administrative expenses      76,549       11,197         8,855       96,601
                          ----------     --------     ---------   ----------
Operating income          $  630,848     $ 30,627     $   2,740   $  664,215
                          ==========     ========     =========   ==========
Capital expenditures      $  529,731     $ 54,721     $  10,035   $  594,487
                          ==========     ========     =========   ==========
Total assets              $3,406,539     $742,184b    $   3,486   $4,152,209
                          ==========     ========     =========   ==========
1996
Revenues                  $1,485,848     $778,120     $(358,932)  $1,905,036
Production and delivery      575,781      731,651      (355,569)     951,863
Depreciation and
 amortization                142,605       27,783         3,590      173,978
General and
 administrative expenses     119,492       12,301         9,141      140,934
                          ----------     --------     ---------   ----------
Operating income          $  647,970     $  6,385     $ (16,094)  $  638,261
                          ==========     ========     =========   ==========
Capital expenditures      $  398,986     $ 90,086     $   3,166   $  492,238
                          ==========     ========     =========   ==========
Total assets              $3,168,837     $775,336b    $ (78,639)  $3,865,534
                          ==========     ========     =========   ==========

a. Includes $25.6 million of PT-FI sales to PT-SC.

b. PT-FI recorded losses related to PT-SC totaling $4.9 million in 1998 and $1.5 million in 1997. Total assets include PT-FI's equity investment in PT-SC totaling $80.8 million at December 31, 1998, $83.1 million at December 31, 1997 and $46.8 million at December 31, 1996.

     FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled 91 percent in 1998, 92 percent in 1997 and 94 percent in 1996. Customers with over ten percent of revenues under long-term contracts in at least one of the past three years include Japanese companies with 12 percent in 1998, 16 percent in 1997 and 17 percent in 1996, and a Swiss firm with 8 percent in 1998, 8 percent in 1997 and 10 percent in 1996. PT-FI's contracts with the group of Japanese companies and the Swiss firm extend through 2000 and 2003, respectively. There are several other long-term agreements in place, each representing less than ten percent of FCX consolidated sales. Certain terms of these long-term contracts are negotiated annually.

     FCX revenues attributable to various countries based on the location of the customer follow:

                                1998         1997        1996
            ---------------------------------------------------
            (In Thousands)
            Japan           $  382,721   $  470,373  $  474,443
            Spain              324,202      402,276     342,373
            United States      250,922      131,042     116,770
            Switzerland        269,355      297,821     353,776
            Others             529,932      699,392     617,674
                            ----------   ----------  ----------
               Total        $1,757,132   $2,000,904  $1,905,036
                            ==========   ==========  ==========

NOTE 13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              Net Income    Net Income
                                              Applicable     Per Share
                                   Operating  to Common   --------------
                        Revenues    Income      Stock     Basic  Diluted
------------------------------------------------------------------------
(In Thousands, Except
Per Share Amounts)
1998
  1st Quarter         $  396,132   $129,804   $ 26,592    $ .15   $ .15
  2nd Quarter            433,858    134,938     25,802      .14     .14
  3rd Quarter  a         442,126    135,088     23,842      .14     .14
  4th Quarter  a         485,016    174,451     42,081      .26     .26
                      ----------   --------   --------
                      $1,757,132   $574,281   $118,317      .67     .67
                      ==========   ========   ========
1997
  1st Quarter         $  523,780   $197,608   $ 62,451    $ .31   $ .31
  2nd Quarter            566,950    213,701     69,852      .35     .35
  3rd Quarter            489,522    136,417     36,577      .19     .19
  4th Quarter b          420,652    116,489     39,661      .21     .21
                      ----------   --------   --------
                      $2,000,904   $664,215   $208,541     1.06    1.06
                      ==========   ========   ========

a. Includes net charges to operating income totaling $4.5 million ($2.2 million to net income or $0.01 per share) in the third quarter and $4.6 million ($2.2 million to net income or $0.01 per share) in the fourth quarter associated with the sale of corporate aircraft.
b. Includes a $25.3 million gain to operating income ($12.3 million to net income or $0.06 per share) for the reversal of SAR and related costs caused by the decline in FCX's common stock price.

NOTE 14.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)
Total estimated proved and probable mineral reserves at the Grasberg and other Block A ore bodies in Indonesia follow:

                      Average Ore Grade Per Ton         Recoverable Reserves
----------------------------------------------------------------------------
Year-       Ore     Copper     Gold         Silver     Copper   Gold  Silver
End
----------------------------------------------------------------------------
       (Metric Tons)  (%) (Grams)(Ounce)(Grams)(Ounce)(Billions  (Millions
                                                       of Lbs.)   of Ozs.)
1994   1,125,640,000 1.30  1.42  .046    4.06   .131     28.0    39.6   80.8
1995   1,899,244,000 1.17  1.18  .038    3.78   .121     40.3    52.1  111.1
1996   2,008,285,000 1.19  1.18  .038    3.80   .122     43.2    55.3  118.7
1997   2,166,212,000 1.20  1.20  .039    3.95   .127     47.1    62.7  138.4
1998   2,475,478,000 1.13  1.05  .034    3.83   .123     51.3    64.2  153.1

By Deposit at December 31, 1998
Grasberg:
Open
 pit   1,185,770,000 1.02  1.19  .038    2.99   .096     21.9    34.8   57.1
Under-
 ground  691,094,000 1.08  0.77  .025    3.15   .101     14.0    13.6   36.3
Kucing
 Liar    320,457,000 1.41  1.41  .045    5.30   .170      8.1    10.3   25.5
DOZ      181,195,000 1.15  0.83  .027    5.17   .166      4.0     3.9   15.9
Big
 Gossan   37,349,000 2.69  1.02  .033   16.42   .528      1.8     0.9    9.9
DOM       30,892,000 1.67  0.42  .014    9.63   .310      0.9     0.3    4.7
IOZ       28,721,000 1.06  0.45  .014    7.63   .245      0.6     0.4    3.7
       ------------- ----  ----  ----   -----   ----     ----    ----  -----
Total  2,475,478,000 1.13  1.05  .034    3.83   .123     51.3    64.2  153.1


     Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $325 per ounce. Using prices of $0.75 per pound of copper and $280 per ounce of gold would reduce estimated recoverable reserves by approximately 9 percent for copper, 7 percent for gold and 9 percent for silver.

   In PT-FI's Block A, Rio Tinto provided a $450 million nonrecourse loan to PT-FI for PT-FI's share of cost of the fourth concentrator mill expansion (Note 2). Incremental cash flow attributable to the expansion is now being shared 60 percent PT-FI and 40 percent Rio Tinto. PT-FI has assigned its interest in such incremental cash flow to Rio Tinto until Rio Tinto has received an amount equal to the funds lent to PT-FI plus interest based on Rio Tinto's cost of borrowing. Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. The incremental production from the expansion, as well as production from PT-FI's existing operations, share proportionately in operating and administrative costs. FCX receives 100 percent of cash flow from its existing production facilities as specified by the contractual arrangements. PT-FI's estimated net share of recoverable reserves follows:

               Year-End   Copper          Gold         Silver
               -----------------------------------------------
                         (Billions      (Millions    (Millions
                          Of Lbs.)       Of Ozs.)     Of Ozs.)
                1994       28.0           39.6          80.8
                1995       34.6           46.0          96.7
                1996       35.9           47.4         100.4
                1997       37.8           51.3         111.3
                1998       40.0           51.6         119.1

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

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors, PricewaterhouseCoopers LLP. In accordance with generally accepted auditing standards, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

     The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls. Arthur Andersen LLP and PricewaterhouseCoopers LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.



/s/James R. Moffett       /s/Richard C. Adkerson    /s/ Stephen M. Jones

James R. Moffett           Richard C. Adkerson      Stephen M. Jones
Chairman of the Board and  President and            Senior Vice President and
Chief Executive Officer    Chief Operating Officer  Chief Financial Officer



               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:

     We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1998 and 1997, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                             Arthur Andersen LLP
New Orleans, Louisiana,
  January 19, 1999

FCX Class A Common Shares. Our Class A common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listing of NYSE securities. At year-end 1998, the number of holders of record of our Class A common share was 8,373.

NYSE composite tape Class A common share price ranges during 1998 and 1997:

                                1998                1997
--------------------------------------------------------------
                          High     Low        High      Low
--------------------------------------------------------------
First Quarter           $19.375  $12.938    $33.500   $25.375
Second Quarter           20.313   14.063     30.375    25.875
Third Quarter            15.875   10.938     28.750    25.750
Fourth Quarter           14.000    9.188     28.875    14.625


FCX Class B Common Shares. Our Class B common share began trading in July 1995 on the New York Stock Exchange (NYSE) under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 1998, the number of holders of record of our Class B common shares was 13,206.

NYSE composite tape Class B commons share price ranges during 1998 and 1997 were:

                               1998                 1997
---------------------------------------------------------------
                          High     Low        High        Low
---------------------------------------------------------------
First Quarter           $20.875   $13.063    $34.875     $27.500
Second Quarter           21.438    14.813     31.875      26.500
Third Quarter            16.625    11.250     30.750      27.188
Fourth Quarter           15.125     9.813     29.938      14.938


Common Share Dividends. FCX Class A and Class B common share cash dividends declared and paid for the quarterly periods of 1998 and 1997 were:

                                         1998
------------------------------------------------------------------
                    Amount Per Share   Record Date    Payment Date
------------------------------------------------------------------
First Quarter             $.05        Apr. 15, 1998    May 1, 1998
Second Quarter             .05        Jul. 15, 1998    Aug. 1, 1998
Third Quarter              .05        Oct. 15, 1998    Nov. 1, 1998
Fourth Quarter              *              n/a             n/a


*In December 1998, in response to low commodity market prices for copper and gold, FCX's Board of Directors authorized elimination of the regular quarterly cash dividend on common stocks as part of FCX's cash flow enhancement efforts.

                                      1997
----------------------------------------------------------------
                  Amount Per Share   Record Date    Payment Date
----------------------------------------------------------------
First Quarter          $.225        Apr. 15, 1997  May 1, 1997
Second Quarter          .225        Jul. 15, 1997  Aug. 1, 1997
Third Quarter           .225        Oct. 15, 1997  Nov. 1, 1997
Fourth Quarter          .05         Jan. 16, 1998  Feb. 1, 1998
