Form 10-K405, Exhibit 13
period 1999-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2000-03-20
CIK 831259

Exhibit 13.1


WORKING TOWARD SUSTAINABLE DEVELOPMENT

1999 ECONOMIC, SOCIAL & ENVIRONMENTAL REPORT

Introduction
International television provided its viewers worldwide with an unforgettable spectacle New Year's Eve, December 31, 1999. As the new millennium arrived - first in the Pacific and then marching westward around the globe, time zone by time zone - live cameras recorded the event in a prolonged panorama. In nation after nation, through a beautiful mosaic of cultures, the event was commemorated in remarkably similar fashion. It was a uniformly joyous and peaceful celebration. As we watched one another through the magical eye of television, however, we could not help noticing that our once seemingly boundless planet and its wonderful variety of peoples have truly become a global community. No place seems so remote anymore; no resource seems so limitless.

As we stand at the threshold of the new millennium, it appears more important than ever to meet the challenge of global sustainability: learning how to meet the development needs of the world's growing population without depriving future generations of the means to meet their own needs. For Freeport-McMoRan Copper & Gold Inc. (FCX) and the rest of the mining industry, this is indeed a challenge. Consider just the past century: Virtually all the major advances of the last one hundred years, including those that have seemed to shrink our planet - flight, space exploration, telecommunications - have depended on mining products.

The importance of mining will continue in the 21st century because metals and minerals are essential to economic development. The direct benefits of that development are clear. It is equally clear that responsible mining has environmental and social impacts that must be managed carefully. The indirect benefits of mining, including facilitating educational, health care and community development advances in the areas of mining operations, are a part of these considerations. The dramatic improvements from past practices must be continued as the role of responsible mining in the transition to sustainable patterns of development is defined.

Throughout our history of developing world-class ore deposits at the Grasberg complex in the province of Irian Jaya (Papua), Indonesia, we and our Indonesian mining affiliate, PT Freeport Indonesia, have been known for finding technological solutions to seemingly insurmountable obstacles in this once-remote part of the world. Moreover, FCX and PT Freeport Indonesia have been recognized, through operating innovations and efficiencies, as the low-cost leader in the industry. It is our goal - by taking a strong position at the forefront of the international mining industry - to also be a leader in working toward sustainability. We regard this as a key responsibility.

<PAGE 6>

To accomplish this, we have joined the Global Mining Initiative. This 18-month project, which is being conducted independently by the International Institute for Environment and Development under the auspices of the World Business Council for Sustainable Development, will assess the many issues related to mining and sustainable development. These include the economic contribution of mining, the use of the industry's products, the environmental impacts of extraction, and impacts on communities, indigenous peoples and human rights. In part, the project will seek ways to better explain mining's importance to sustainable patterns of economic development; but it will also identify further changes needed within the mining industry to enable it to take its place in a sustainable economy. The project involves broad participation by people and groups with whom the industry must engage and is designed to build a new foundation for these relationships based on mutual trust and understanding.

We view this project as another way for our company to fulfill its duties, responsibilities and commitments, which are clearly stated in the Environmental Policy and the Social and Human Rights Policy, both of which have been approved by the FCX Board of Directors. Perhaps the most important aspect of these policies is the commitment we have made to continuous improvement of our performance in these two areas. We have also promised to constantly assess and report on our progress in meeting our commitments, and we .have done so with the Dames & Moore environmental audit in 1996, the LABAT-Anderson social audit in 1996 and 1997, and the Montgomery Watson environmental audit in 1999. Independent, highly qualified experts performed all of these audits. We have publicized their findings and have implemented or are in the process of implementing the audit recommendations.

In recent years, we have provided significant additional information in our Annual Report to shareholders with sections concerning environmental and social issues. This is the second expanded report, "Working Toward Sustainable Development." Besides providing information on economic, social and environmental issues and events from 1999, this report creates benchmarks and provides significant new data that will be useful in tracking our progress as we work toward sustainable development throughout our operations. Our Social and Human Rights Policy and Environmental Policy are available to interested parties on our internet web site (www.fcx.com). The web site also has the results of the independent environmental and social audits and up-to-date information on our environmental and social programs, as well as the latest financial results.

PT FREEPORT INDONESIA

I. ECONOMIC IMPACTS

PT Freeport Indonesia impacts the economies of the province of Irian Jaya (Papua) and Indonesia through the payment of taxes, dividends and royalties; voluntary economic development programs, such as the Freeport Fund for Irian Jaya Development; infrastructure development; employment; and the purchase and use of local and national goods (Figure 1).

Fig. 1
Financial benefits of PT Freeport Indonesia's operations to the people and Government of Indonesia

Graph showing the following data:

                                1992  1993  1994  1995  1996  1997  1998  1999
                                         (Dollars in millions)
Wages, Salaries & Benefits        20    26    38    90    82    98    45    48
Goods & Services Purchased        80   204   508   422   261   200   150   139
Domestic Reinvestments           368   486   707   447   498   641   367   215
Charitable Contributions           8    15    20    22    23    33    27    35
Dividends, Royalties & Taxes     107    94   117   297   273   237   150   144


PT Freeport Indonesia has frequently been the largest corporate taxpayer in the Republic of Indonesia. In addition, it pays the government royalties on production and dividends related to the government's direct ownership. Since 1991, these direct payments to Indonesia have totaled $1.42 billion. Taxes and royalties are paid to the central government in Jakarta and then used or distributed according to government policy and priorities. Indonesia's central and regional governments are currently modifying the distribution of such revenues so that a greater portion will benefit the regional government. PT Freeport Indonesia supports this change.

Since we began development activities thirty years ago, PT Freeport Indonesia has made significant investments in infrastructure both for the use of the company and for the public in southern Irian Jaya (Papua). This includes medical facilities, roads, an airport and heliports, schools, housing, community buildings and places of worship. PT Freeport Indonesia is also one of the largest private employers in Indonesia and by far the largest in Irian Jaya (Papua). At the end of 1999, PT Freeport Indonesia directly employed 6,357 people, including 1,244 Papuans, and another 1,851 contract workers who were employed by companies which provide services locally and exclusively to PT Freeport Indonesia. In addition, approximately 5,000 persons worked for privatized companies providing services within PT Freeport Indonesia's operations area. Finally, PT Freeport Indonesia uses as many locally and nationally produced goods as possible.

Besides the $1.42 billion paid in direct benefits to the Government of Indonesia under PT Freeport Indonesia's new Contract of Work from 1992 through 1999, PT Freeport Indonesia has provided another $6.32 billion in indirect benefits in the form of wages and benefits paid to workers, purchases of goods and services, charitable contributions and reinvestments in operations. In all, approximately 80 percent of PT Freeport Indonesia's total revenues since 1992 have remained in and benefited Indonesia and its people.

II. SOCIAL CHANGE AND DEVELOPMENT

Background
From the beginning of its operations in Irian Jaya (Papua), PT Freeport Indonesia has supported programs to benefit the Amungme and Kamoro people who were the area's traditional inhabitants. When it began operations in 1972, with a local population numbering only in the hundreds and a relatively small mine, PT Freeport Indonesia's initial programs were simple and limited. Houses for local leaders and community infrastructure were built, and free medical care was provided to the local people.

With the discovery of the world-class Grasberg deposit in 1988 and the years of rapid operational expansion that followed, both the needs of the local communities and PT Freeport Indonesia's efforts to respond to them with an array of social and economic programs spiraled in complexity. PT Freeport Indonesia's resident workforce expanded, particularly during construction, and its attraction as a source of economic opportunity increased, drawing thousands of migrants from other indigenous Papuan tribes over the mountains and into the area of PT Freeport Indonesia's operations. The Indonesian government, pursuing its policy of transmigration, also moved thousands of people into the area from other parts of Indonesia. The result was a difficult and at times volatile mixture of Papuan indigenous peoples, which have their own history of interethnic tensions, with Indonesians from other islands who have completely different ethnic and cultural backgrounds. These diverse groups were all brought together in a population that rapidly grew to its present size of nearly 100,000 individuals, and continues to grow today.

Social and Cultural Commitment
We are committed to building and maintaining positive relationships with the indigenous peoples living in the areas where we operate and to the continuous improvement of those relationships. Part of our commitment is to provide opportunities for social and economic development for the local people, including special efforts to train and hire people indigenous to each operational area. Another part is to learn more about the local people, their histories and their changing circumstances in order to achieve a greater under- standing necessary for building constructive relationships. But perhaps the most important aspect is our commitment to treat the local people with respect and to consult them on important operational issues that impact their communities.

PT Freeport Indonesia has also sought to be sensitive to the need of the unique peoples .of Irian Jaya (Papua) to preserve their cultures at the same time they are merging with modern development. For this reason, PT Freeport Indonesia has long supported the annual Asmat Art and Cultural Festival and sponsored the new annual Kamoro Art and Cultural Festival, which was highly successful its first two years.

PT Freeport Indonesia formed a relationship with anthropologists and demographers from the Australian National University and Cenderawasih University in Jayapura to prepare baseline studies documenting the history and contemporary social, economic and cultural situation of the Amungme and Kamoro peoples in PT Freeport Indonesia's operations area. This work has resulted in improvements in communications and understanding between PT Freeport Indonesia and the local people and strengthened the company's community affairs programs by leading to additional financial, development and training resources. PT Freeport Indonesia has also funded research by Cenderawasih University on Amungme and Kamoro traditional law as well as a Kamoro language program, which has produced the first Kamoro conversation book, similar to work previously done on the Amungme language.

Human Rights Background
Because of the activities of a separatist group in Irian Jaya (Papua), the Government of Indonesia has stationed armed forces there. There have been a number of clashes between the Indonesian military and the separatists, and there have been allegations of human rights violations in connection with some of these incidents. Certain of these allegations have been investigated, and the individuals in the military who were determined to be involved have been punished.

We support and uphold the human rights of all people and have publicly and strongly condemned all human rights violations in Irian Jaya (Papua). We have applauded the government's arrest, trial, conviction and incarceration of those responsible for human rights violations in Irian Jaya (Papua) and also encourage and fully support any legitimate investigation of remaining allegations of human rights violations. There have been numerous investigations of human rights violations in Irian Jaya (Papua), and none found that any PT Freeport Indonesia employee participated in any violation.

Human Rights Commitment and Initiative
We have taken a clear position promoting basic human rights and have communicated that position to our employees through our Social and Human Rights Policy adopted by the Board of Directors in February 1999. In November 1999, we engaged Judge Gabrielle Kirk McDonald as Special Counsel on Human Rights to the Chairman of FCX. A former U.S. District Court Judge and noted civil rights attorney and professor of jurisprudence, Judge McDonald has served for the past six years as a Judge of the International Criminal Tribunal for the Former Yugoslavia and was elected President of the Tribunal in 1997. She stepped down from this distinguished position upon the expiration of her term November 16, 1999. Judge McDonald will continue to serve as a member of the FCX Board of Directors.

Our Human Rights Policy requires education of all employees on human rights. This training began in 1999 with the PT Freeport Indonesia Community Affairs and Security Department employees and continues. In addition, the policy requires all employees to report to designated human rights compliance officers any suspected human rights violations whether done by company employees or by others. All security personnel and all staff employees are required to annually certify to the company that they have neither been part of nor do they know of any human rights violations.

The first test of the policy came in December, 1999 when a number of incidents in the company's area of operations were reported as possibly being violations of human rights in the wake of an incident in Timika involving a separatist flag-raising and the government's response to it. Once investigated, it was determined that those being accused of human rights violations were not company employees. The matter was referred promptly to the appropriate Government of Indonesia officials, including the Indonesian Human Rights Commission and the State Minister for Human Rights.

Equally important to these initiatives is the company's commitment through its social programs to proactively work to secure fundamental human rights for all citizens in its area of operations. The company also seeks, through improved communication and increased understanding, to reduce underlying frictions that are the root cause of situations that lead to human rights violations.

Land Rights
We acknowledge the special relationship between indigenous peoples and their traditional lands and, like mining companies worldwide, provide fair compensation for the use of those lands. Under Indonesian law, natural resources are owned by the state for the benefit of all the Indonesian people. Mining companies are allowed to operate and mine these resources as contractors to the government, operating under a government-approved Contract of Work. Indonesian law also provides for giving "recognition" in the form of community benefits to indigenous people for the temporary use of land.

The 1974 "January Agreement" between PT Freeport Indonesia and the Amungme people was an agreement to provide "recognition" for the temporary use of land traditionally used by the Amungme, and is considered by PT Freeport Indonesia and the Government of Indonesia to be a legally binding release of land under Indonesian law. As part of the 1974 Agreement, PT Freeport Indonesia made significant improvements in the infrastructure of the local Amungme communities.

In 1974, the impact of mining operations on the Kamoro people in the lowlands was minimal, and no recognition was negotiated. By 1997, mine expansion and the construction of the Ajkwa Deposition Area (please see the Environmental Management section for details) had impacted the lowlands area and some stands of sago palm as well as certain access to traditional fishing areas. With the assistance of the Sejati Foundation, land recognition was negotiated with the Kamoro people living in several villages near the Ajkwa Deposition Area. The recognition plan includes the involvement of the Kamoro themselves in the building of substantial infrastructure for the use of the communities, as well as reclamation and economic development.

PT Freeport Indonesia is currently negotiating with Amungme and Kamoro leaders voluntary additional recognition as a reflection of the expanded scope and continuing success of the mining operations. These discussions are part of an ongoing process to resolve issues between the company and the local people.

Representation on PT Freeport Indonesia Board of Commissioners
In order to give the Papuan people a greater voice in the governance of the company, PT Freeport Indonesia's shareholders in 1999 asked three additional local area leaders to join the PT Freeport Indonesia Board, and they have accepted. The new Board members include Tom Beanal, a local Amungme leader and a founder of LEMASA, the Amungme people's organization; Issac Hindom, who is from Biak and served as Governor of Irian Jaya (Papua) from 1984 through 1989; and Titus O. Potereyauw, a local Kamoro leader who serves as the Bupati of Mimika (the top executive of the regional government where PT Freeport Indonesia's principal operations are located). The present Governor of Irian Jaya (Papua), Freddy Numberi, already serves as a Board member of PT Freeport Indonesia.

Freeport Fund for Irian Jaya Development (FFIJD)
In April, 1996, PT Freeport Indonesia agreed to commit at least one percent of its revenues for the next ten years to support village-based health, education, economic and social development programs in its area of operations. This commitment replaced community development programs undertaken by the company that spent a similar amount of money each year. In 1999, PT Freeport Indonesia contributed $14.4 million to the FFIJD and has contributed a total of $54.8 million to the fund since the commitment was made in 1996. In addition, PT Freeport Indonesia's joint venture partner, Rio Tinto plc, has contributed another $6.5 million to date to the fund.

The Lembaga Pengembangan Masyarakat-Irian Jaya (LPM), or the People's Development Foundation-Irian Jaya, oversees disbursement of FFIJD funds. The LPM Board of Directors is made up of the head of the local government, currently a Kamoro, a leader of the Amungme people, a leader of the Kamoro people, leaders of the three local churches, and a representative of PT Freeport Indonesia. The LPM Board of Directors makes grants from the FFIJD and oversees local development programs, through the Implementation Board, which is headed by an Amungme leader and is composed of representatives of all local indigenous groups.

The LPM Board of Directors had its first full year of operations in 1999, approving a 1999/2000 operational plan and selecting a number of yayasans, or foundations, to implement funded projects. The operational plan provides assistance for all 71 villages in the Mimika district, with the greatest support going to the 29 villages defined by the Amungme and Kamoro as most critically impacted by PT Freeport Indonesia's operations. Satellite LPM offices now operate in Mapurujaya, serving 16 coastal Kamoro villages; Tembagapura, serving seven highland Amungme villages; and Timika, serving Kwamki Lama, Kwamki Baru and nearby areas.

A flagship project for the LPM has been the Rumah Sakit Mitra Masyarakat, or Mimika Hospital, a new 75-bed facility built and furnished near Timika during 1999 at a cost of $3.5 million. The Mimika Hospital now provides a full range of medical diagnostic and treatment services to the lowlands portion of PT Freeport Indonesia's project area for the first time. Medical facilities for outpatient and inpatient services include a polyclinic, X-ray facility, operating unit, obstetrics-gynecology wards, intensive care wards and standard wards. In the past, many of these services were only provided at the hospital in Tembagapura in the highlands. The Mimika Hospital also offers special training and education programs to increase health consciousness among the local people. The hospital is owned by the LPM, and operated by Yayasan Caritas Timika, a Catholic medical foundation.

The next major project envisioned by the LPM is a "school of excellence" for local children, from elementary school through high school.

Medical Care, Public Health and Malaria Control
Medical care is provided free of charge to all Papuans residing in the area and at a reasonable charge for others. These services are provided in LPM and PT Freeport Indonesia hospitals and clinics, preventive medicine and medical education programs. A primary focus for educational programs is on women and children, and the programs are carried out through the village health office and elementary schools.

Malaria and tuberculosis are two of the primary public health threats in Irian Jaya (Papua). For the past decade, PT Freeport Indonesia has undertaken a major public health program that serves the entire community in and around PT Freeport Indonesia's operations area. The core of the Public Health and Malaria Control Program is health care education and early detection of disease through village-by-village canvassing, testing and treatment. Between 1997 and 1998, there was a 70 percent decrease in the number of malaria cases in the area. In 1999, however, the number of reported cases increased by 16 percent. We believe this increase was caused in part by the return to more normal rainfall levels after two drier than normal years, causing an increase in mosquito-breeding habitat. Also, there was a significant influx of new residents, many of whom came from areas that do not have malaria and have not developed a normal resistance to the malaria parasite. In spite of the recent increase in reported cases, the Mimika region remains by far the safest coastal region in Irian Jaya (Papua) for the incidence of malaria.

In addition to intensive testing and treatment of those who may have contracted malaria, various activities are used to control the mosquitoes in the area as well as to monitor their presence. A team of 125 workers maintains more than 300 kilometers of drainage ditches to minimize mosquito breeding. Other workers undertake night-time mosquito collection. On average more than 3,000 man-hours per month of such collections are undertaken in 12 major areas and 90 individual locations. Through these studies, the prevalence and movement of disease-carrying mosquitoes are tracked in order to identify potential problems.

Tuberculosis is an increasing problem throughout Irian Jaya (Papua). Because PT Freeport Indonesia's Public Health and Malaria Control Department offers one of the few tuberculosis programs in Irian Jaya (Papua), many people who suffer from tuberculosis come to the Mimika area for treatment. Since the movement of people over long distances to receive treatment for tuberculosis is dangerous and inefficient, the department is beginning a pilot treatment program in the Paniai highlands region, where most of the tuberculosis cases originate. The long-term cure rate for tuberculosis through the program is 75 percent. Although most people who suffer from tuberculosis are adults, an increase of cases among children has been noted.

The Public Health and Malaria Control Department maintains five community clinics. In 1999, these clinics made almost 70,000 patient contacts and administered over 3,000 vaccinations for Hepatitis B. A more detailed report on the Public Health and Malaria Control Program may be found on the FCX web site (www.fcx.com).

Education, Training and Employment
In 1996, PT Freeport Indonesia embarked on an aggressive program to increase the number of Papuan employees throughout the workforce and especially among management. The goal was to double the total number of Papuan employees by 2001 and the total number of Papuan staff (managerial and professional) employees by 2006. Both goals have already been surpassed (Figure 2). At December 31, 1999, PT Freeport Indonesia had 1,244 Papuan employees, compared to 600 in 1996; and 102 Papuan staff employees, compared to 48 in 1996.

However, in both categories the trend has slowed. This is partly because PT Freeport Indonesia's expansion projects have been completed and the total number of employees has decreased. Thus, the percentage of Papuan employees has continued to increase even as the total number has increased more slowly. Another factor is that PT Freeport Indonesia has already employed a large portion of the available educated and trained Papuans in the area. PT Freeport Indonesia is currently working to establish a Mine Training Institute to accelerate training for many Indonesians, especially Papuans, in mining industry skills.

Fig. 2
PT Freeport Indonesia has consistantly exceeded its targets for Papuan employees and Papuan staff since 1996.

Graph showing the following information:

         Papuan Employees       Papuan Staff
         Target   Actual        Target  Actual
3/96      592       592           48      48
9/96      655       666           50      53
3/97      717       702           53      66
9/97      780       863           55      87
3/98      843     1,106           58      92
9/98      905     1,033           60     111
3/99      968     1,057           63      95
9/99    1,031     1,112           66      96


Viable educational opportunities for Papuan children are perhaps most important for the local people in the long term. PT Freeport Indonesia has supported the Government of Indonesia in this effort by opening the company's schools to Amungme children living in the Banti area, a highland community near the mine, and by educational aid and scholarship programs for Papuan students from the elementary school level through college. Over 4,000 students received aid in 1999, ranging from uniforms and supplies for students in government schools to full scholarships for college and university students, including students in Australia and the United States. Several college and university students from Irian Jaya (Papua) completed their studies in the United States this year.

Business Incubator Program
In response to continued interest from local residents wishing to start their own business enterprises, either in the form of cooperatives or as individual entrepreneurs, PT Freeport Indonesia has restructured its business incubator program to help these new ventures get started and succeed. With training and start-up loans from this program, Papuans have been able to begin small business ventures that provide services to PT Freeport Indonesia and its contractors while opening new employment opportunities for Papuans. These business start-up programs are limited to Papuan entrepreneurs and their business partners.

Community Liaison Program
To improve communication and understanding with the local people, PT Freeport Indonesia has created the Community Liaison Program, which puts PT Freeport Indonesia employees who are specially trained in community relations into local villages to work with the people of the village as liaison officers. Their task, in addition to seeking ways to improve life in the local villages, is to make certain the company knows of community problems and to serve as a first point of contact for local people if they have a concern about what the company is doing.

Forming Partnerships for Progress
PT Freeport Indonesia's community relations staff members have formed partnerships with private groups and non-governmental organizations with social development expertise to expand the reach and effectiveness of the company's social programs. Two such partnerships particularly successful in 1999 were with the Village Heartbeat Foundation and Yayasan Sejati.

The Village Heartbeat Foundation undertakes programs in the Paniai and Puncak Jaya areas, focusing on village leadership and small village developmental programs (See inset next page). Their efforts are supported by the Winrock Foundation, which advises on small agricultural programs. PT Freeport Indonesia is supporting this work in order to spread the benefits of the company's operations to a wider area of Irian Jaya (Papua).

Inside PT Freeport Indonesia's operations area, non-governmental agencies increasingly support developmental programs for the benefit of the local people. One such group whose work has been particularly beneficial is Yayasan Sejati, which has been active in the lowlands area of Mimika on land issues and the implementation of wide-ranging land compensation programs (See inset page 9).

III. ENVIRONMENTAL MANAGEMENT

Environmental Commitments
We are fully committed to minimizing the impact of our operations on the surrounding environment and to reclaiming and/or revegetating land that is disturbed. As part of our comprehensive Environmental Policy, we are a signatory to the International Council on Metals and the Environment Environmental Charter. Through this policy, we commit to giving our highest priority to sound environmental management and practices, to providing adequate resources to fulfill that responsibility and to continuous improvement of our environmental performance at every operational site. We also commit strongly to supporting scientific research to find the best applicable environmental technologies; to comprehensive monitoring to ensure that our practices are working; and to both internal and external environmental audits to measure performance.

Management and Monitoring
PT Freeport Indonesia made a series of specific commitments as part of its most recent production expansion environmental impact assessment, the AMDAL (Indonesian acronym for the environmental impact assessment process). The AMDAL, approved by the Government of Indonesia in December 1997, included comprehensive and expanded Environmental Management and Monitoring Plans. Such plans are now in place for all major aspects of PT Freeport Indonesia's operations and infrastructure.

Auditing
Our Environmental Policy requires the performance of annual internal environmental audits. The 1999 internal audit concluded that PT Freeport Indonesia's Irian Jaya (Papua) operations are in material compliance with Government of Indonesia laws and regulations. In addition, PT Freeport Indonesia made a commitment to independent external environmental audits by qualified experts every three years, with the results to be made public. The first such audit was in 1996, when PT Freeport Indonesia was the first company in Indonesia to undergo an independent external environmental audit of its operations under a new voluntary audit program encouraged by the Government of Indonesia. The international environmental consulting firm of Dames & Moore conducted the first audit, the results were made public and the audit's 33 primary recommendations have been implemented.

The second external triennial environmental audit of PT Freeport Indonesia was completed in 1999 and its results have also been made public. The audit was conducted by the internationally recognized environmental consulting and auditing firm of Montgomery Watson. The auditors found "the Environmental Management System (EMS) developed and implemented by PT Freeport Indonesia to be exemplary and a showcase for the mining industry." The auditors concluded that PT Freeport Indonesia "...incorporates environmental management systems supported by environmental programs and resources that achieve the standard of practice for world-scale mines."

The Montgomery Watson audit team was accompanied by three representatives of the Government of Indonesia's Department of Mines and Energy and two representatives of the World Wildlife Fund, who participated in the audit site visit as formal observers. Approximately 70 interested stakeholders, academicians and non-governmental organizations, including many environmental groups, were invited to comment on the scope of work and the selection process of the independent audit firm for the audit.

Additional Montgomery Watson audit results were as follows:

  > "The PT Freeport Indonesia mining operation is in material compliance with current Indonesian government environmental laws and regulations and has fulfilled the recommendations specified in the previous 1996 External Environmental Audit, as well as commitments made in governmental approved monitoring and management plans."

  > "PT Freeport Indonesia tailings management practices represent the best alternative when considering important geotechnical, topographic, climatologic, seismic and water quality criteria. Moreover, PT Freeport Indonesia has completed comprehensive technical evaluations of alternative tailings disposal options and has selected the most appropriate management system for the site conditions. The ongoing Ecological Risk Assessment will allow additional evaluation of the impacts of tailings disposal on the estuarine and marine ecosystem."

  > "The techniques and methods used at the Grasberg Mine for characterization and management of overburden stockpiles, as well as managing Acid Rock Drainage, are consistent with international practice."

  > "PT Freeport Indonesia has implemented environmental programs for solid and hazardous waste management, water and wastewater control, and air quality that meet international standards for the mining and industrial sectors."

  > "PT Freeport Indonesia has a comprehensive environmental monitoring program including a state-of-the-science environmental analytical laboratory."

Montgomery Watson estimated that PT Freeport Indonesia's environmental management and monitoring commitments will total $1.6 billion in current dollars over the life of the mine, which "...shows a strong long-term commitment on PT Freeport Indonesia's part." While Montgomery Watson found that PT Freeport Indonesia has fulfilled its environmental commitments and requirements, the auditors commented that PT Freeport Indonesia "...must remain diligent and proactive in implementing their environmental plan." Montgomery Watson also provided specific recommendations, including, among others, that PT Freeport Indonesia conduct a comprehensive groundwater study and additional groundwater monitoring, increase biological monitoring in estuaries downstream of the tailings deposition area to better estimate the impact on mollusks, modify the closure plan for the project area to include the tailings deposition area and port site, and continue development of effective and innovative technology for the treatment of acid rock drainage.

The Executive Summary as well as the complete 126-page audit report are available in printed form upon request. In addition, the Executive Summary is available in both Bahasa Indonesia and English on our internet web site (www.fcx.com).

ISO 14001 Environmental Management Systems
ISO 14001 is a voluntary international standard that provides a systematic approach to continual improvement by companies in their Environmental Management Systems (EMS). PT Freeport Indonesia completed development in 1999 of a newly restructured comprehensive EMS, including protocols and program descriptions, for ISO 14001 certification of its Irian Jaya (Papua) operations in the year 2000. Training of personnel in the newly organized EMS is well under way.

Tailings Management Plan
Tailings are the finely ground natural rock left over from the processing of copper ore by physical grinding and flotation methods. The Ajkwa Deposition Area, essentially a portion of the flood plain of the Ajkwa River encompassing some 13,000 hectares, is operating as designed as an engineered, managed system for the deposition and control of tailings. Tailings reclamation studies show that the Ajkwa Deposition Area can be readily revegetated with native and agricultural plant species once mining is completed.

As discussed earlier, the Montgomery Watson environmental audit concluded that PT Freeport Indonesia's "...tailings management practices represent the best alternative" under PT Freeport Indonesia's circumstances. The audit further concluded that "PT Freeport Indonesia has completed comprehensive technical evaluations of alternative tailings disposal options and has selected the most appropriate management system for the site conditions."

Tailings from PT Freeport Indonesia's operations have an alkaline pH (measure of acidity) when released from the mill and data show that the pH in the Ajkwa River system is alkaline, meaning the tailings are not producing an acidic condition (Figure 3). A pH value of 7.0 is neutral, with a higher pH being alkaline and a lower pH being acid. The annual average pH in the Ajkwa River for 1994 to 1999 ranged from 7.5 to 8.1.

Fig. 3
Tests on tailings show a
non-acid forming potential.

Graph showing the following data:

                        1995     1996     1997     1998     1999
                                   (Average Annual Value)
Potential kilograms of
 acid per metric ton
 of tailings            (30)     (35)     (24)     (36)     (22)


Fig. 4
Comprehensive sampling of water in the Ajkwa River shows that copper concentrations are minimal.

Graph showing the following data:

                           Dissolved Copper in parts-per-million (ppm)
                           1995     1996     1997     1998     1999
                                 (Annual Average Concentration)
U.S. EPA Drinking Water
  Standard for Copper       1.300   1.300   1.300    1.300     1.300
WHO Drinking Water
  Criteria for Copper       1.000   1.000   1.000    1.000     1.000
Ajkwa River and Ajkwa
  Deposition Area            .043    .050    .018     .015      .011


Comprehensive water quality sampling of the tailings management system shows that the water in the Ajkwa River and Ajkwa Deposition Area meets drinking water standards for metals set by the U.S. Environmental Protection Agency (EPA) and World Health Organization (WHO) (Figure 4). In addition, when the data are compared to U.S. EPA Water Quality Criteria (1997), and other scientific information on copper impacts on aquatic organisms, the values for dissolved copper in the Ajkwa River system are within an acceptable range.

Extensive biological sampling shows that comparable numbers of species and aquatic organisms were collected in the Ajkwa and Minajerwi estuaries downstream of the tailings Ajkwa Deposition Area as were found in baseline or reference estuaries, the Kamora and Otokwa rivers, without tailings based on per unit catch for trawl-net sampling (Figure 5).

Fig. 5
Tailings estuaries (Ajkwa and Minajerwi rivers) have comparable numbers of aquatic species and organisms as reference estuaries without tailings (Kamora and Otokwa rivers) based on per unit catch by trawl-net sampling.

Two graphs showing the following data:

                             Number of       Number of
                              species        organisms
                          (1996 to 1999 Quarterly Average)
Rivers with tailings
 Ajkwa                           22              945
 Minajerwi                       26            1,269
Rivers without tailings
 Kamora                          29            1,055
 Otokwa                          24              636


Ecological Risk Assessment
PT Freeport Indonesia is conducting an ecological risk assessment of its tailings management plan. This ongoing study, which includes all stakeholders, is estimating impacts and risks of the tailings management plan on human health and the environment, both in and around the Ajkwa Deposition Area as well as in estuaries and the Arafura Sea. The study is examining potential copper uptake by aquatic organisms and potential human health and dietary implications, if any, and its results will guide future tailings management decisions. The independent environmental consultants with Montgomery Watson examined this important ongoing research and concluded in their 1999 audit that the scope of the ecological risk assessment and the resources committed to it are adequate to achieve the goals.

Overburden Management Plan
Overburden is the rock with no economic value which has to be moved aside in order to reach the ore in the mining process. Most metals occur in nature as minerals called sulphides. When ore is mined and overburden or tailings containing sulphides are left exposed to the elements, the action of water, oxygen and natural bacteria can create sulphuric acid. This acidic water will dissolve metals contained in overburden rock and, if not collected or treated, the contaminated water can be harmful to many aquatic organisms and plants. This condition is called acid rock drainage. PT Freeport Indonesia continuously monitors and manages acid ro The independent auditors with Montgomery Watson concluded in their 1999 analysis that PT Freeport Indonesia's overburden management programs are "...consistent with international practice."

A molecular recognition technology pilot-test unit has been operated and studied to determine its effectiveness in capturing and recovering copper from acidic drainage. With rapidly advancing technology in this field, PT Freeport Indonesia will continue to investigate this process and other technologies as a part of its acid rock drainage management program. The Montgomery Watson auditors recommended PT Freeport Indonesia continue this work.

Long Term Environmental Monitoring Plan
The Long Term Environmental Monitoring Plan evaluates the potential impact of operations on water quality, biology, hydrology, sediments and air quality. This comprehensive program ensures that PT Freeport Indonesia has all of the necessary scientific information available for all environmental aspects of its operations in order to minimize, mitigate and properly manage environmental effects. Figure 6 shows the number of samples and analyses conducted in 1998 and 1999 as part of this program.

Fig. 6
Comprehensive Long Term Environmental Montioring Plan program encompases a large number of samples and analyses every year.


Two graphs showing the following data:

                              Number               Number
                            of samples          of analyses
                           1998   1999         1998     1999
Type of Sample
 Aquatic Biology            474    408        1,896    1,224
 Aquatic Tissue             611    850        3,932    4,250
 Mine Water                 120    258        1,743    6,709
 Surface Water            1,095    766        8,676   22,984
 Tailings                 2,349  2,451       11,745   12,258


Waste Management and Recycling Plan
At PT Freeport Indonesia, the concepts of waste reduction, reuse and recycling have been implemented as a practical means to manage all wastes in an environmentally acceptable manner. Those materials that can be reused or recycled are separated from the waste stream at the point of origin. Steel is stockpiled for reuse by construction and operations as well as recycling when possible. Copper, aluminum and other recyclable metals are stockpiled pending permission from the government for resale or trade. Indicative of PT Freeport Indonesia's recycle/reuse programs, Figure 7 shows the amount of waste oil reused annually as fuel compared to the amount purchased.

Fig. 7
Waste oil reused as fuel versus new oil consumption

Graph showing the following data:

               Waste Oil         New Oil
             Reused as Fuel    Consumption
             (Millions of liters per year)
1995              3.99             7.36
1996              4.84             7.26
1997              5.91             8.51
1998              8.81             7.94
1999              7.39             7.91


Combustible waste materials are segregated from the waste stream and sent to several air curtain incinerators to reduce the amount of wastes placed in the onsite landfills. Biodegradable wastes are collected and transported to an engineered landfill, which is lined, and also provides for the collection and treatment of water leaching from the waste. PT Freeport Indonesia also utilizes a state-of-the-art medical waste incinerator.

Reclamation and Revegetation
Revegetation and reclamation programs for the Ajkwa Deposition Area have been in place for several years. Demonstration projects show that numerous species of native plants, agricultural crops and fruit trees grow well on the tailings deposited in the deposition area (Figure 8). PT Freeport Indonesia has also developed other successful revegetation and reclamation projects involving the development of lakes, wetlands, forests and agriculture in areas disturbed by PT Freeport Indonesia's operations. A large hydro-mulcher machine is a centerpiece of this aggressive revegetation program to quickly reclaim land disturbed by construction.

Fig. 8
Reclamation tests (1995-1999) show success for many species on tailings; overburden testing to date reflects challenges of high-altitude reclamation

Graph showing the following:


                 Species      Species
                 Tested      Successful
               (Number of plant species)
Tailings          112            104
Overburden         56             28


Training and Technology Transfer
An important element of PT Freeport Indonesia's sustainable development program is the training of employees and local people in environmental management issues, programs and procedures at the company's operations. Included in this training is technology transfer for modern pollution control equipment, environmental sampling and monitoring methodologies. Figure 9 shows the number of personnel involved and manhours spent in environmental training in 1997, 1998 and 1999.

Fig. 9
Environmental training of PT-FI
and contractor personnel

Graph showing the following:

                          1997       1998     1999
Personnel Trained         1,918      2,951   7,008
Man-hours of Training     5,171      7,506   9,785


ATLANTIC COPPER, S.A.

Environmental Programs Update
During 1999, Atlantic Copper achieved ISO 14001 certification for its two remaining uncertified facilities, the copper cable/wire plants. In addition, environmental management systems at all of Atlantic Copper's facilities have been validated as being in compliance with the European Union Regulation on Environmental Eco-Management and Eco-Auditing. Atlantic Copper is the first Spanish company in the metallurgy sector, and the first copper smelter in the European Union, to have its facilities certified in accordance with both ISO 14001 and the European Union Regulation on Environmental Eco-Management and Eco-Auditing.

Huelva Weak Acid Disposal
A recent Spanish court ruling has challenged Atlantic Copper's past practices for the reuse of weak acid from its smelter in a copper recovcopper recovery/ore leach process. Atlantic disputes the ruling and continues to appeal it. In its ruling, the court found that there has been no damage to the environment or human health.
Atlantic Copper is currently preparing to construct a weak acid neutralization facility that will produce commercial grade gypsum, salable as a building material.


                     FREEPORT-McMoRan COPPER & GOLD INC.
              SELECTED FINANCIAL AND OPERATING DATA

                            1999       1998       1997       1996       1995
                         ---------- ---------- ---------- ---------- ----------
                                       (Financial Data in Thousands,
                                         Except Per Share Amounts)
FCX FINANCIAL DATA
Years Ended December 31:
Revenues                 $1,887,328 $1,757,132 $2,000,904 $1,905,036 $1,834,335
Operating income            583,170a   574,281b   664,215c   638,261d   596,432e
Net income applicable
 to common stock            100,787a   118,317b   208,541c   174,680d   199,465e
Basic net income per
 common share                   .62a       .67b      1.06c       .90d       .98e
Diluted net income per
 common share                   .61a       .67b      1.06c       .89d       .98e
Dividends paid per
 common share                    -         .20        .90        .90       .675
Basic average shares
 outstanding                163,613    175,353    196,392    194,910    203,536
Diluted average shares
 outstanding                164,567    175,354    197,653    196,682    204,406

At December 31:
Property, plant and
 equipment, net           3,363,291  3,474,451  3,521,715  3,088,644  2,845,625
Total assets              4,082,916  4,192,634  4,152,209  3,865,534  3,581,746
Long-term debt, including
 current portion and
 short-term borrowings    2,148,259  2,456,793  2,388,982  1,562,916  1,167,232
Redeemable preferred stock  487,507    500,007    500,007    500,007    500,007
Stockholders' equity        196,880    103,416    278,892    675,379    881,674

PT FREEPORT INDONESIA
 OPERATING DATA, Net of
 Rio Tinto's Interest

Copper
  Production (000s of
  recoverable pounds)     1,428,100  1,427,300  1,166,500  1,118,800    978,000

  Sales (000s of
  recoverable pounds)     1,441,000  1,419,500  1,188,600  1,097,000    985,100
  Average realized price       $.75       $.73       $.94f     $1.02f     $1.22f
Gold
  Production
  (recoverable ounces)    2,379,100  2,227,700  1,798,300  1,695,200  1,310,400
  Sales
  (recoverable ounces)    2,423,900  2,190,300  1,888,100  1,698,900  1,353,400
  Average realized price    $276.53    $290.57   $ 346.14g   $390.96g   $383.73g
Silver
  Production
  (recoverable ounces)    3,444,500  3,421,200  2,568,700  2,360,600  2,303,000
  Sales
  (recoverable ounces)    3,479,600  3,412,300  2,724,300  2,532,000  2,349,400
  Average realized price      $5.21      $5.29      $4.68      $4.95      $4.99

ATLANTIC COPPER OPERATING DATA
Concentrate treated
  (metric tons)             949,400    973,900    929,700    804,500    434,400h
Anodes (000s of pounds)
  Production                647,100    642,400    639,800    547,900    296,000
  Sales                      84,300     96,900    133,500     77,300     44,600
Cathodes (000s of pounds)
  Production                556,600    544,800    505,600    462,900    258,200
  Sales (including wire
  rod and wire)             558,500    544,300    505,300    461,100    280,200
Gold sales in anodes
  and slimes (ounces)       792,700    678,700    532,900    421,300    118,200
Cathode cash production
  cost per pound               $.13       $.13       $.12       $.15       $.18

                FREEPORT-McMoRan COPPER & GOLD INC.
           SELECTED FINANCIAL AND OPERATING DATA, Continued


                             1999       1998      1997       1996       1995
                          ---------  ---------- ---------- ---------- ----------
PT SMELTING OPERATING
 DATAi
Concentrate treated
 (metric tons)              436,000         -
Anodes (000s of pounds)
  Production                279,400         -
  Sales                      50,300         -
Cathodes (000s of pounds)
  Production                200,100         -
  Sales                     193,800         -

PT FREEPORT INDONESIA,
100% OPERATING DATA
Ore milled (metric
  tons per day)             220,700    196,400    128,600    127,400    111,900
Average ore grade
  Copper (percent)             1.12       1.30       1.37       1.35       1.32
  Gold (grams per
  metric ton)                  1.37       1.49       1.51       1.52       1.39
  Gold (ounce per
  metric ton)                  .044       .048       .049       .049       .045
  Silver (grams per
  metric ton)                  2.78       3.17       3.11       3.10       3.17
  Silver (ounce per
  metric ton)                  .089       .102       .100       .100       .102
Recovery rates (percent)
  Copper                       84.6       86.9       85.4       83.8       85.0
  Gold                         83.7       85.3       81.4       77.1       74.3
  Silver                       63.4       71.8       65.6       64.6       63.2

Copper (000s of recoverable
 pounds)
  Production              1,630,700  1,721,300  1,166,500  1,118,800    978,000
  Sales                   1,647,800  1,706,700  1,188,601  1,097,000    985,100
Gold (recoverable ounces)
  Production              2,993,100  2,839,700  1,798,300  1,695,200  1,310,400
  Sales                   3,047,100  2,774,700  1,888,100  1,698,900  1,353,400
Silver (recoverable ounces)
  Production              3,781,300  4,040,600  2,568,700  2,360,600  2,303,000
  Sales                   3,829,400  4,008,000  2,724,300  2,532,000  2,349,400

                              NOTES

a. Includes charges totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and $3.8 million for certain nonrecurring costs.

b. Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share) associated with the sale of corporate aircraft.

c. Includes a $25.3 million gain ($12.3 million to net income or $0.06 per share) for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.

d. Includes charges totaling $17.4 million ($8.0 million to net income or $0.04 per share) consisting of $12.7 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $3.0 million for costs related to a civil disturbance and $1.7 million for an early retirement program.

e. Includes charges totaling $49.6 million ($26.9 million to net income or $0.13 per share) consisting of $29.8 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $12.5 million for a materials and supplies inventory reserve adjustment in connection with the completion of an expansion program and $7.3 million for an early retirement program.

f.   Amounts were $0.90 in 1997, $0.97 in 1996 and $1.28 in 1995 before hedging adjustments.

g.   Amounts were $326.08 in 1997, $382.62 in 1996 and $380.85 in
  1995 before hedging adjustments.

h. Reflects shutdowns caused by a strike at an adjacent plant, expansion equipment tie-ins and normal maintena turnarounds.

i.   PT Smelting began operations in the fourth quarter of 1998.
  Amounts were insignificant for 1998.

               FREEPORT-McMoRan COPPER & GOLD INC.
              MANAGEMENT'S DISCUSSION AND ANALYSIS

                            OVERVIEW

     Our "Working Toward Sustainable Development" report on pages 6 through 17 is part of Management's Discussion and Analysis and is incorporated herein by reference. The results of operations we are reporting do not necessarily represent what our future results may be and should be read together with our financial statements and the related notes.

     We operate through our majority-owned subsidiaries, PT Freeport Indonesia Company and PT Irja Eastern Minerals and through Atlantic Copper, S.A., our wholly owned subsidiary. PT Freeport Indonesia's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Irian Jaya (recently proposed to be renamed "Papua"), Indonesia, and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia also has a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia. Eastern Minerals conducts mineral exploration activities in Irian Jaya (Papua). Atlantic Copper's operations are located in Spain and involve the smelting and refining of copper concentrates, and the marketing of refined copper products and precious metals in slimes.

     PT Freeport Indonesia operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows us to conduct extensive exploration, mining and production activities in a 24,700-acre area called Block A. The Contract of Work also allows us to explore for minerals in a 0.5 million-acre area called Block B. We relinquished exploration rights on 1.1 million acres in Block B in December 1999. All of our proved and probable mineral reserves and current mining operations are located in Block A. Eastern Minerals holds an additional Contract of Work covering a 1.25 million-acre area and is conducting exploration activities in this area. We have relinquished 1.25 million acres under this Contract of Work and must relinquish an additional 0.6 million acres by August 2001. In addition to the PT Freeport Indonesia and Eastern Minerals exploration activities, we conduct other mineral exploration activities in Irian Jaya (Papua) pursuant to a joint venture through PT Nabire Bakti Mining.

Joint Ventures with Rio Tinto
   In 1996, we established joint ventures with Rio Tinto plc.
One joint venture covers PT Freeport Indonesia's mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production from Block A. In addition to funding its 40 percent share of all expansion capital, including the "fourth concentrator mill expansion," Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia's share of the cost of the expansion. PT Freeport Indonesia began sharing incremental cash flow attributable to the expansion effective January 1, 1998 on the basis of 60 percent to PT Freeport Indonesia and 40 percent to Rio Tinto. PT Freeport Indonesia assigned its share of incremental cash flow to Rio Tinto until PT Freeport Indonesia repays the loan, plus interest based on Rio Tinto's cost of borrowing. Through December 31, 1999, PT Freeport Indonesia's share of incremental cash flow totaled $471.8 million, of which PT Freeport Indonesia paid $440.9 million to Rio Tinto through 1999 and will pay $30.9 million in 2000. The balance on the Rio Tinto loan was $60.6 million at December 31, 1999, which PT Freeport Indonesia expects to repay in the first half of 2000. Operating, nonexpansion capital and administrative costs are shared proportionately between the incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proved and probable reserves as of December 31, 1994 and 60 percent of all remaining cash flow.

     Under our joint venture arrangements, Rio Tinto has a 40 percent interest in future development and exploration projects under PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration
projects in Irian Jaya (Papua).   Rio Tinto has elected to
participate in 40 percent of our interest and cost in the PT Nabire Bakti exploration joint venture covering approximately 1 million acres contiguous to Block B and one of Eastern Mineral's blocks.


              CONSOLIDATED RESULTS OF OPERATIONS
     Our consolidated revenues reflect higher copper and gold sales volumes in 1998 and 1999 as a result of increased production from our fourth concentrator mill expansion, which we completed in early 1998. Revenues in 1999 benefited from higher sales volumes and copper realizations, partly offset by lower gold realizations when compared with 1998 revenues. Lower copper and gold realizations in 1998 more than offset the higher sales volumes when comparing 1998 revenues to 1997 revenues.

     Our production and delivery costs increased in 1999 when compared with 1998 primarily because of higher production rates and a strengthening of the Indonesian rupiah. Production and delivery costs decreased in 1998 when compared with 1997 because of a number of factors, including lower labor costs reflecting the devaluation of the Indonesian rupiah, lower diesel fuel and power costs and cost reduction efforts. Depreciation and amortization increased because of completion of the fourth concentrator mill expansion and increased production as certain assets are depreciated on the unit-of-production method.

     Our joint ventures with Rio Tinto incurred exploration costs of $17.7 million in 1999, $29.4 million in 1998 and $44.6 million in 1997. The reduction in exploration costs reflects a change in focus in 1999 primarily to those areas with near-term exploitation opportunities. Substantially all exploration costs in the joint venture areas with Rio Tinto are now shared 60 percent by us and 40 percent by Rio Tinto. Our exploration expenses in 1997 and 1998 primarily related to costs incurred in the Eastern Minerals and PT Freeport Indonesia Block B areas. All of our Block A exploration costs in 1997 and 1998 and certain of the Block B exploration costs in 1997 were reimbursed by Rio Tinto's $100 million exploration funding received in 1996. The FCX/Rio Tinto joint ventures' 2000 exploration budgets total approximately $14 million. We have also budgeted approximately $3 million for exploration activities outside of the joint ventures.

     We account for our interest in PT Smelting using the equity method. The charges reported in 1999 include our share of PT Smelting's operating losses ($10.1 million) plus the deferral of profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting that are still in PT Smelting's inventory at December 31, 1999 ($8.0 million). The 1998 charges include $1.6 million for operating losses and $3.3 million for deferred intercompany profits. The charges in 1997 are for our share of PT Smelting's pre-operating costs.

     We reduced 1999 general and administrative expenses by $17.2 million compared with 1998 and by $26.0 million compared with 1997. These reductions are primarily because of initiatives to reduce costs and the effect of sharing these costs with Rio Tinto pursuant to joint venture agreements. The 1999 amount includes charges totaling $5.5 million for costs of stock appreciation rights caused by the increase in FCX's stock price and for certain nonrecurring costs. The 1998 amount includes net charges totaling $11.1 million associated with the sale of corporate aircraft. As a percentage of revenues, general and administrative expenses were less than 4 percent in 1999 and approximately 5 percent in 1998 and 1997.

     We were able to reduce our interest cost (before capitalization) from $225.2 million in 1998 to $197.9 million in 1999 primarily because we used cash flows from operations to reduce total debt by $305.7 million from December 31, 1998 to December 31, 1999. Our total interest cost rose to $225.2 million in 1998, compared to $174.7 million in 1997, because of an overall increase in debt levels associated with the fourth concentrator mill expansion and our share repurchase program. Capitalized interest totaled $3.8 million in 1999, $19.6 million in 1998 and $23.0 million in 1997. Capitalized interest in 1997 and 1998 related primarily to the expansion.

     FCX's effective tax rate was 51 percent in 1999, 47 percent in 1998 and 45 percent in 1997 (Note 8). PT Freeport Indonesia's Contract of Work provides a 35 percent corporate income tax rate for PT Freeport Indonesia and a 10 percent withholding on dividends paid to FCX by PT Freeport Indonesia and on interest paid by PT Freeport Indonesia on debt incurred after the signing of the Contract of Work in 1991. No income taxes are recorded at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which no financial statement benefit has been provided. Additionally, we only get a small U.S. tax benefit on our parent company costs because our parent company has no U.S. sourced income. PT Freeport Indonesia's Indonesian income tax returns have been audited through 1994, and the 1997 return is currently under examination.

     The increase in minority interest charges in 1999 primarily reflects the consolidation of certain PT Freeport Indonesia infrastructure joint ventures.

     We have two operating segments: "mining and exploration" and "smelting and refining." Our mining and exploration segment includes PT Freeport Indonesia's copper and gold mining operations in Indonesia and our Indonesian exploration activities. Our smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport Indonesia's 25 percent equity investment in PT Smelting. Summary operating income (loss) data by segment follows (in millions):

                                     Years Ended December 31,
                                    ---------------------------
                                     1999      1998       1997
                                    ------    ------     ------
Mining and exploration              $609.6     $566.7     $630.8
Smelting and refining                 (1.7)      35.4       30.6
Intercompany eliminations and other  (24.7)     (27.8)       2.8
                                    ------     ------     ------
  Operating incomea                 $583.2     $574.3     $664.2
                                    ======     ======     ======

a.PT  Freeport  Indonesia's  sales  to  Atlantic  Copper  and  PT
  Smelting impacted operating income by $(17.2) million in  1999,
  $(19.1)  million  in 1998  and  $19.0  million in  1997.    Our
  consolidated  earnings fluctuate  depending on  the timing  and prices of these sales.


MINING AND EXPLORATION OPERATIONS

     A summary of changes in PT Freeport Indonesia revenues follows (in millions):


                                    1999         1998
                                  --------     --------
Revenues - prior year             $1,351.1     $1,505.3
Increases (decreases):
  Sales volumes:
    Copper                            15.7        218.0
    Gold                              67.9        104.6
  Price realizations:
    Copper                            27.4       (306.5)
    Gold                             (34.0)      (121.7)
  Adjustments, primarily for
    copper pricing on prior year
    open sales                       (20.8)       (33.7)
  Treatment charges, royalties
    and other                         57.5        (14.9)
                                  --------     --------
Revenues - current year           $1,464.8     $1,351.1
                                  ========     ========

Gross Profit Per Pound of Copper (cents)


                                            Years Ended December 31,
                                            ----------------------
                                             1999     1998    1997
                                             ----     ----    ----
Average realized price                       74.7     72.8     94.4a
                                             ----     ----     ----
Production costs:
  Site production and delivery               36.5     32.2     50.6
  Gold and silver credits                   (47.8)   (46.0)   (55.9)
  Treatment charges                          18.9     23.5     24.7
  Royalty on metals                           1.6      1.3      2.6
                                             ----     ----     ----
    Cash production costs                     9.2     11.0     22.0
  Depreciation and amortization              18.0     17.0     15.0
                                             ----     ----     ----
    Total production costs                   27.2     28.0     37.0
                                             ----     ----     ----
Adjustments, primarily for copper pricing
     on prior year open sales                (0.5)     1.2      3.6b
                                             ----     ----     ----
Gross profit per pound of copper             47.0     46.0     61.0
                                             ====     ====     ====
a. Amount was $0.90 before hedging adjustments.
b. Includes amortization of the cost of a price protection
   program.


PT Freeport Indonesia Operating Results - 1999 Compared with 1998
     PT Freeport Indonesia's 1999 revenues benefited from record annual sales volumes with a 2 percent increase in copper sales volumes and an 11 percent increase in gold sales volumes plus slightly higher copper realizations, partly offset by a 5 percent decline in gold realizations. (See "Selected Financial and Operating Data.") A portion of PT Freeport Indonesia's copper sales are provisionally priced at the time of shipment and finally priced in subsequent periods based on prices in effect in those periods. (See "PT Freeport Indonesia Sales Outlook.") As a result of repricing prior year open sales, 1999 revenues were $20.8 million lower compared with 1998 revenues. Treatment charges in total were lower in 1999 because of a significant loosening of the concentrate market throughout 1998. A portion of treatment charges varies with the price of copper and royalties vary with volumes and prices of copper and gold.

     Our average mill throughput rate increased to a record 220,700 metric tons of ore per day for 1999, compared with 196,400 metric tons of ore per day for 1998. Higher throughput, partially offset by lower ore grades and recovery rates, resulted in record production to PT Freeport Indonesia, net of Rio Tinto's interest, in 1999. Mill throughput rates vary based on the characteristics of the ore being processed as we manage our operations to optimize metal production.

     Site production and delivery costs averaged 36.5 cents per pound of copper in 1999. The 1999 average costs were higher than the 32.2 cents per pound reported in 1998 primarily because we mined lower grade ore and because of a stronger Indonesian rupiah. (See "Disclosures about Market Risks.") Site production and delivery costs for 2000 are expected to be slightly higher than in 1999 in the aggregate and on a per pound basis, primarily because of projected mining of lower grade ore and certain higher costs including the effect of a stronger rupiah. An 11 percent increase in gold sales volumes partly offset by lower gold realizations helped to improve gold credits to 47.8 cents per pound in 1999, compared with 46.0 cents per pound in 1998. The significant loosening of the concentrate market resulted in an average treatment charge rate of 18.9 cents per pound in 1999, compared with 23.5 cents per pound in 1998. We expect treatment charge rates per pound to decline slightly in 2000, based on the results of our fourth-quarter 1999 negotiations and the projected copper price.

     The copper royalty rate that PT Freeport Indonesia pays under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent. Because a large part of the mineral royalties under Government of Indonesia regulations are due to the provinces from which the minerals are extracted, in connection with our fourth concentrator mill expansion, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties to provide further support to the local governments and the people of Irian Jaya (Papua). The additional royalties are paid on metal from production above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate and for gold and silver equals twice the Contract of Work royalty rates. Therefore, our royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and our royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The additional royalties became effective January
1, 1999.   The combined royalties totaled $23.0 million in 1999,
$16.2 million in 1998 and $31.4 million in 1997.

     PT Freeport Indonesia's depreciation rate of 18.0 cents per pound for 1999 represents an increase over the 1998 rate and reflects a full year of depreciation on the assets from the fourth concentrator mill expansion and other capital additions. The rate for the year 2000 is expected to remain at 18.0 cents per pound.

PT Freeport Indonesia Operating Results - 1998 Compared with 1997
     PT Freeport Indonesia's 1998 revenues declined compared with 1997 revenues as higher sales volumes were more than offset by significant declines in price realizations. Copper sales volumes rose 19 percent and gold sales volumes rose 16 percent primarily as a result of increased production from the fourth concentrator mill expansion and improved mill recoveries. Average copper realizations declined 22 percent from $0.94 per pound in 1997 to $0.73 per pound in 1998. PT Freeport Indonesia's 1997 revenues include net additions totaling $42.6 million recognized under PT Freeport Indonesia's copper price protection program. Average 1998 gold realizations declined 16 percent or nearly $56 per ounce compared to 1997. PT Freeport Indonesia's 1997 revenues include additions totaling $37.6 million recognized on gold forward sales contracts. Adjustments to prior year open sales resulted in a $33.7 million decrease in 1998 revenues compared with 1997. Treatment charges were higher in the 1998 period because of higher sales volumes, partially offset by price participation in PT Freeport Indonesia's smelter contracts, which provide for reduced treatment charges during periods of lower copper prices. Royalty costs were reduced because of lower metal prices.

     As a result of completing the fourth concentrator mill expansion in early 1998, PT Freeport Indonesia's mill throughput averaged 196,400 metric tons of ore per day during 1998. Average copper and gold ore grades for 1998 were slightly lower than for 1997, but recovery rates improved compared with 1997. Site production and delivery costs averaged 32.2 cents per pound of copper for 1998, 36 percent below the 50.6 cents per pound reported in 1997, primarily because of lower labor costs reflecting the devaluation of the Indonesian rupiah, lower diesel fuel and power costs, economies of scale from the fourth concentrator mill expansion and cost reduction efforts. Gold credits were lower in 1998 when compared with 1997, primarily because of the lower gold realizations. Treatment charges per pound of copper were lower in 1998 primarily because of contractual price participation.

     PT Freeport Indonesia's depreciation rate of 17.0 cents per pound for 1998 reflects an increase over the 1997 rate for a half-year of depreciation on the fourth concentrator mill expansion assets and other capital additions.

PT Freeport Indonesia Sales Outlook
     PT Freeport Indonesia's copper concentrates are sold primarily under long-term sales agreements that are denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia has commitments from various parties, including Atlantic Copper and PT Smelting, to purchase virtually all of its estimated 2000 production at market prices. Net of Rio Tinto's interest, PT Freeport Indonesia's share of sales for 2000 is expected to approximate 1.4 billion pounds of copper and 1.9 million ounces of gold. Projected 2000 copper and gold sales reflect the expectation of higher average mill throughput rates than in 1999, offset by lower average ore grades and the impact of the specified sharing arrangement with Rio Tinto, which will result in a smaller proportion of production to PT Freeport Indonesia. PT Freeport Indonesia will continue to concentrate its efforts on optimizing metal production from its operations during 2000.

     PT Freeport Indonesia has a long-term contract to provide approximately 60 percent of Atlantic Copper's copper concentrate requirements at market prices. PT Freeport Indonesia is providing 100 percent of PT Smelting's copper concentrate requirements at market prices; however, for the first 15 years of operations PT Freeport Indonesia has guaranteed that the treatment and refining charges will not fall below a specified minimum rate, currently $0.23 per pound, which was the rate for 1999 and is expected to be the rate for 2000. After PT Smelting's operations reach design capacity, we anticipate that PT Freeport Indonesia will sell at least 50 percent of its annual concentrate production to Atlantic Copper and PT Smelting.

Exploration
   We are continuing our exploration program in Irian Jaya (Papua), in the Block A and Block B areas of PT Freeport Indonesia's Contract of Work, the Eastern Minerals Contract of Work area and in the PT Nabire Bakti Mining Contract of Work area. We had voluntarily suspended our activities in most areas for a three-month period from May 15th through August 15th as a precaution during the Indonesian national election period, but have since resumed most field operations. (See "Developments in Indonesia.")

     In Block A our exploration efforts are concentrated on potential expansion of reserves at Kucing Liar, Grasberg Underground and the Deep Ore Zone. Delineation drilling is ongoing at Kucing Liar, focusing on testing indicated extensions of the known deposit. At Grasberg Underground, drilling is directed at defining the deeper levels of mineralization. Drilling at the Deep Ore Zone continues to indicate excellent potential for significant additions to the existing Deep Ore Zone block cave reserve.

   Results of our exploration activities in 1999 were positive and increased our confidence in our large resource base. While sufficient data were not available to categorize new reserves as proved and probable during 1999, we expect to be in a position to evaluate the addition of reserves during 2000.

     Our exploration activities in the Block B and Eastern
Minerals areas continue and are focused on mapping and evaluating prospects that potentially could lead to the discovery of significant copper and gold deposits.

     Exploration is ongoing in PT Nabirie Bakti Mining's Contract of Work area which is contiguous to PT Freeport Indonesia's Block B and Eastern Minerals' Block I areas. Rio Tinto has elected to participate in 40 percent of FCX's interest and costs in this exploration joint venture. To earn up to a 62 percent interest, FCX and Rio Tinto must spend at least $21 million on exploration and other activities in the joint venture areas by June 2003 ($11.6 million of which had been incurred through December 31, 1999). Exploration, including drilling is ongoing on a number of identified geological anomalies within this acreage including Komopa where widespread copper and gold mineralization has been encountered.

              SMELTING AND REFINING OPERATIONS

Atlantic Copper Operating Results


                                                   1999       1998     1997
                                                  -------   -------   -------
Revenues (in millions)                             $764.5    $754.0    $874.5
Operating income (in millions)                      $16.5     $40.3     $32.2
Concentrate treated (metric tons)                 949,400   973,900   929,700
Anode production (000s of pounds)                 647,100   642,400   639,800
Cathode, wire rod and wire sales (000s of pounds) 558,500   544,300   505,300
Gold sales in anodes and slimes (ounces)          792,700   678,700   532,900


Atlantic Copper Operating Results - 1999 Compared with 1998
     Atlantic Copper reported slightly higher revenues in 1999 primarily because of increased gold sales. Operating income decreased from $40.3 million in 1998 to $16.5 million in 1999, because of significantly lower treatment and refining rates for 1999 ($0.20 per pound) compared with those of 1998 ($0.25 per pound). Excess smelter capacity, combined with limited copper concentrate availability, caused long-term treatment and refining rates to decline since early 1998. Spot rates were sharply lower throughout 1999, and soft long-term rates are expected to continue for 2000. Lower treatment charges, which negatively affect Atlantic Copper, benefit PT Freeport Indonesia and vice versa. Atlantic Copper's cathode cash production costs of $0.13 per pound for 1999 benefited from a weaker Spanish peseta. Cash production costs were also $0.13 per pound for 1998. The higher gold sales volumes in 1999 reflect the higher gold content in PT Freeport Indonesia concentrate treated by Atlantic Copper.

Atlantic Copper Operating Results - 1998 Compared with 1997
     Atlantic Copper reported lower revenues and cost of sales in 1998 ($703.3 million compared with $831.2 million in 1997) primarily because of lower copper and gold prices. Higher operating income in 1998 compared with 1997 reflects a 5 percent increase in concentrate treated and an 8 percent increase in cathode, wire rod and wire sales volumes, partially offset by lower treatment and refining rates and higher unit costs compared with 1997. Treatment and refining rates were $0.25 per pound for 1998 compared with $0.26 per pound for 1997. Cathode cash production costs of $0.13 per pound in 1998 were only slightly higher than the $0.12 per pound reported in 1997.

PT Smelting Operating Results - 1999 Compared with 1998
     PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting under the equity method (Note 9). PT Smelting successfully concluded its "first-stage completion" testing during the third quarter of 1999 and continues on schedule to operate at a full design capacity of 200,000 metric tons of copper per year in the second half of 2000. PT Smelting operated at an average rate of approximately 94 percent of design capacity during the fourth quarter of 1999, but production rates are expected to fluctuate in the first half of 2000 during which time PT Smelting plans to tie-in a third anode furnace. PT Smelting treated 436,000 metric tons of concentrate in 1999, its first full year of operations.

     Our revenues include sales to PT Smelting totaling $252.6 million in 1999 and $25.6 million in 1998. PT Freeport Indonesia's share of PT Smelting's net losses totaled $10.1 million in 1999 and $1.6 million in 1998. We also deferred recognizing profits on 25 percent of PT Freeport Indonesia sales to PT Smelting, for which the final sale has not occurred, totaling $8.0 million in 1999 and $3.3 million in 1998. The deferral of profits is also recorded as part of Loss in PT Smelting in the Statements of Income.

PT Smelting Operating Results - 1998 Compared with 1997
     PT Smelting completed construction of its copper smelter/refinery complex during the third quarter of 1998 on schedule and on budget. The smelter furnace was ignited on October 12, 1998 with first production of copper cathode in December 1998.

            CAPITAL RESOURCES AND LIQUIDITY

     Our primary sources of cash are operating cash flows and borrowings, while our primary uses of cash are repayments of debt, capital expenditures, dividends and purchases of our common stock. In 1999, we generated enough operating cash to fund our capital expenditures and reduce total debt by $305.7 million. We believe that our expected operating cash flows and available borrowings will provide the necessary liquidity to fund our anticipated 2000 operating and capital needs and to reduce debt further.

Operating Activities
     Our consolidated operating cash flow increased 19 percent or $90.0 million in 1999 compared with 1998, primarily because of working capital changes. Operating cash flow declined 7 percent or $34.7 million in 1998 compared with 1997, mostly because of lower net income and an increase in working capital. We recognized $46.5 million of unearned revenues in 1997 from the 1996 sale of copper put option contracts and from gold forward contracts. Working capital, excluding cash, increased $11.3 million in 1999 primarily because of an increase in inventories partly offset by a reduction in accounts receivable, and increased $65.4 million in 1998 primarily because of increases in accounts receivable. Higher materials and supplies inventory at December 31, 1999 supports our expanded operations in Indonesia, and the reduction in accounts receivable in 1999 reflects collections from our record fourth-quarter 1998 sales. Working capital decreased $52.2 million in 1997 primarily because decreases in accounts receivable and inventories exceeded increases from accrued income taxes.

Investing Activities
     In early 1998, PT Freeport Indonesia completed construction of the fourth concentrator mill expansion, which was funded almost entirely with nonrecourse borrowings from Rio Tinto. Our capital expenditures for 2000 are expected to approximate $190 million, including approximately $30 million for development of the Deep Ore Zone underground mine, which is expected to start production in 2000 and ramp up to full production of 25,000 metric tons of ore per day by 2004. We expect to generate enough operating cash flow to pay for our capital expenditures in 2000.
 Additionally, we have bank credit facilities available ($352.0 million commitment available at December 31, 1999). We funded most of our share of costs to construct PT Smelting's smelter/refinery in 1996 and 1997.

Financing Activities
     Net repayments of debt totaled $318.2 million in 1999, including a final $12.5 million payment for an interest in the PT ALatieF Nusakarya joint ventures discussed below. Net proceeds from debt totaled $165.0 million in 1998 and $745.4 million in 1997. Included in these amounts were net repayments to Rio Tinto totaling $241.1 million in 1999 and $144.8 million in 1998 from PT Freeport Indonesia's share of incremental cash flow attributable to the fourth concentrator mill expansion. We expect to repay the remaining $60.6 million balance on the Rio Tinto loan in the first half of 2000. Nonrecourse borrowings from Rio Tinto for the expansion totaled $371.0 million in 1997.

     In 1998, we announced a new open market share purchase program for an additional 20 million shares, bringing the total shares approved for purchase under our open market share purchase programs to 60 million. During 1999, we purchased 0.8 million of our shares for $7.8 million (an average of $9.20 per share), and from January 1 through February 18, 2000 we purchased 3.5 million of our shares for $60.6 million (an average of $17.17 per share) under our open market share purchase programs. From inception of these programs through February 18, 2000, we have purchased a total of 54.5 million shares for $1.1 billion (an average of $20.10 per share), with 5.5 million shares remaining available under the programs. The timing of any future purchases is dependent upon many factors, including the price of our common stock, our business and financial position, and general economic and market conditions. During 1998, we purchased 20.0 million shares for $259.4 million (an average of $12.97 per share). During 1997, we purchased 18.3 million shares for $439.8 million (an average of $24.07 per share).

     In 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in certain infrastructure asset joint ventures owned by PT ALatieF Nusakarya Corporation, an Indonesian investor. The joint ventures had purchased $270.0 million of infrastructure assets from PT Freeport Indonesia during the period from December 1993 to March 1997, and PT Freeport Indonesia had sold its one-third interest in the joint ventures to PT ALatieF in March 1997. We are consolidating the joint ventures because the agreements provide the joint venture partners with a guaranteed annual return on their investment (Note 5).

     In December 1998, we eliminated our quarterly cash dividends on common stock after having reduced them in December 1997 to $0.05 per share or $0.20 per share annually, from the 1997 annual dividend of $0.90 per share.

     In 1997, we guaranteed a $254.0 million loan from a commercial bank to PT Nusamba Mineral Industri, an Indonesian company. Nusamba used the funds to purchase from a third party for $315 million approximately 51 percent of the capital stock of PT Indocopper Investama Corporation, a company whose only significant asset is 9.4 percent of PT Freeport Indonesia's stock. We own the remaining 49 percent of PT Indocopper Investama. The loan is secured by a pledge of the PT Indocopper Investama stock owned by Nusamba and is due March 2002. The purchase price was negotiated based primarily on FCX's market value at the time of the transaction. We also agreed to lend to Nusamba any amounts necessary to cover shortfalls between the interest payments on the loan and the dividends received by Nusamba on the PT Indocopper Investama stock. At December 31, 1999, we had loaned $43.7 million to Nusamba for this purpose. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts we have subsequently loaned to Nusamba reach the original purchase price ($315 million), we expect to begin expensing any additional amounts we loan to Nusamba.

     In 1997, PT Freeport Indonesia sold the new power plant facilities associated with the fourth concentrator mill expansion for $366.4 million to the joint venture that owns the power plants that previously provided electricity to PT Freeport Indonesia. The purchase price included $123.2 million for Rio Tinto's share of the new power plant facilities. Asset sales to the power joint venture totaled $581.4 million through 1997, including $458.2 million of assets PT Freeport Indonesia owned. PT Freeport Indonesia subsequently sold its 30 percent interest in the joint venture to the other partners and continues to purchase power under infrastructure asset financing arrangements pursuant to a power sales agreement (Note 5).

     In response to volatile copper and gold markets, in early 1998 we began an effort to reduce our costs and enhance our production. Our overall strategy remains focused on optimizing the performance of our expanded milling facilities so that we can achieve higher sales levels at low costs. We realized significantly lower operating costs, capital and exploration expenditures and general and administrative expenses in 1998 and 1999. With these savings and the elimination of the regular quarterly cash dividend, we believe we have the overall financial flexibility to continue to invest in operations and maintain our exploration program while still reducing our overall debt levels.
 However, because of the economic and political issues affecting Indonesia and the volatility of copper and gold prices, our ability to obtain capital is limited at this time, and the cost of new capital, if available, would be high.

Impact of Year 2000 Compliance
     The Year 2000 (Y2K) issue is the result of computerized systems being written to store and process the year portion of dates using two digits rather than four. To date, all of our systems have continued to operate without any disruption related to Y2K. We will continue to closely monitor areas of particular risk including our business partners' ability to continue to meet their commitments throughout the year. The incremental cost associated with our Y2K efforts totaled less than $3 million through 1999. We do not expect to incur any additional costs.

Environmental Matters
     We believe that our Indonesian operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. An independent environmental audit completed in 1999 by Montgomery Watson, an internationally recognized environmental consulting and auditing firm, verified our compliance. (See the

"Working Toward Sustainable Development" report beginning on page 6.) We cannot currently project with precision the ultimate amount of reclamation and closure costs we will incur. Our best estimate at this time is that ultimate reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. However, these estimates are subject to revision over time as we perform more complete studies and formulate more definitive plans. Some reclamation costs will be incurred throughout the life of the mine, while most closure costs and the remaining reclamation costs will be incurred at the end of the mine's life, which is currently estimated to exceed 30 years. We had $14.1 million accrued on a unit-of-production basis at December 31, 1999 for mine closure and reclamation costs, included in other liabilities.

   In 1996, we began contributing to a cash fund ($1.7 million balance at December 31, 1999) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require us to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation. (See our "Working Toward Sustainable Development" report beginning on page 6 for information about our environmental programs.)

            DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk
     Our revenues include PT Freeport Indonesia's sale of copper concentrates, which also contain significant amounts of gold, and Atlantic Copper's sale of copper anodes, cathodes, wire rod, wire and precious metals in slimes. Our revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.01 in the average price per pound of copper would have an approximate $14 million impact on our revenues and an approximate $7 million impact on our net income, assuming approximately 1.4 billion pounds of annual sales. A change of $10 in the average price per ounce of gold would have an approximate $20 million impact on our revenues and an approximate $10 million impact on our net income, assuming approximately 2 million ounces of annual sales.

     At times, in response to market conditions, we have entered into copper and gold price protection contracts for some portion of our expected future mine production to mitigate the risk of adverse price fluctuations. In 1997, we recognized net additional revenues of $35.6 million from copper put option contracts that provided a floor price of $0.90 per pound for the first half of 1997, and $37.6 million from selling gold forward on a six-month basis through August 1997. We currently have no copper or gold price protection contracts relating to our future mine production other than our gold-denominated preferred stock discussed below.

    PT Freeport Indonesia's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average London Metal Exchange price for a specified future period. Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 1999, we had consolidated copper sales totaling 161.3 million pounds recorded at an average price of $0.83 per pound remaining to be finally priced. Approximately 90 percent of these open pounds are expected to be finally priced during the first quarter of 2000 with the remaining pounds to be priced during the second quarter of 2000. A one-cent movement in the average price used for these open pounds will have an approximate $0.8 million impact on our 2000 net income. In 1999, we began a program using forward contracts to fix the prices of a portion of our open pounds when market conditions are favorable. In January 2000, we entered into forward copper sales contracts to fix the price at $0.85 per pound on approximately 50 percent of our December 31, 1999 open pounds.

     In the fourth quarter of 1999, we entered into forward sales contracts to fix prices at $0.80 per pound on approximately 60 percent of our open pounds at September 30, 1999, which we had recorded at $0.74 per pound. In June 1997 we had entered into forward sales contracts to fix prices on 56.5 million open pounds of copper sales at an average of $1.22 per pound. We recorded $0.8 million of additional revenues in 1999 and $7.0 million of additional revenues in 1997 from these forward sales.

    We have outstanding redeemable preferred stock indexed to gold and silver prices. We account for this stock as a hedge of future production and carry it on our balance sheets at its original issue value less redemptions. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 6 and 11). Future redemption payments in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments based on December 31, 1999 gold and silver prices, follow (dollars in millions):

                             Gold                            Silver
                ------------------------------ --------------------------------
                Redemption Redemption Dividend Redemption  Redemption  Dividend
                  Ounces     Amount    Amount    Ounces      Amount     Amount
                --------    -------   -------- ----------  ----------  --------
2000                -       $  -      $ 10.2    2,380,000     $12.7       $3.5
2001                -          -        10.2    2,380,000      12.7        3.0
2002                -          -        10.2    2,380,000      12.7        2.5
2003             600,000     174.5       8.7    2,380,000      12.7        2.0
2004                -          -         4.1    2,380,000      12.7        1.4
Thereafter       430,000     125.1       5.1    4,760,000      25.4        1.3
At December 31, 1999:
  Fair value
  based on
  quoted
  market
  prices                    $185.8                            $59.8
                            ======                            =====
  Carrying value            $400.0                            $87.5
                            ======                            =====

     Atlantic Copper's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, thereby protecting Atlantic Copper from most copper price risk. Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 1999, Atlantic Copper had contracts, with a fair value of $(1.1) million, to sell 19.6 million pounds at an average price of $0.79 per pound through February 2000. Atlantic Copper has also extended copper pricing terms that allow certain of its customers to purchase specified quantities of copper at a future date and a fixed price through December 2000. Atlantic Copper has entered into copper futures contracts to eliminate any price risk associated with these extended pricing terms. At December 31, 1999, Atlantic Copper had contracts, with a fair value of $0.3 million, to purchase 3.7 million pounds of copper at an average price of $0.76 per pound through December 2000.

Foreign Currency Exchange Risk
     The majority of our operations are in Indonesia and Spain, where our functional currency is the U.S. dollar. All of our revenues are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiah, Australian dollars or Spanish pesetas. Generally, our results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies.

     Since 1997, the Indonesian rupiah exchange rate has been extremely volatile, severely weakening initially and partly recovering later against the U.S. dollar. We recorded gains (losses) to production costs totaling $(1.4) million in 1999, $0.9 million in 1998 and $(6.3) million in 1997 related to our
rupiah-denominated net monetary assets.   At December 31, 1999,
these net assets totaled $18.1 million at an exchange rate of 6,970 rupiah to one U.S. dollar.

     Operationally we have benefited from a weakened Indonesian rupiah, primarily through lower labor costs. Assuming estimated annual aggregate rupiah payments of 800 billion and a December 31, 1999 exchange rate of 6,970 rupiah to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate would result in an approximate $14 million decrease in annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $19 million increase in annual operating costs.

     During the first quarter of 1998, we began a currency hedging program to reduce our exposure to changes in the Indonesian rupiah and Australian dollar by entering into foreign currency forward contracts to hedge a portion of our anticipated payments in these currencies. The last of these contracts expired in September 1999. We recorded net gains to production costs totaling $3.7 million in 1999 and $4.3 million in 1998 related to these contracts.

     A portion of Atlantic Copper's operating costs and certain of its asset and liability accounts are denominated in Spanish pesetas. Atlantic Copper had peseta-denominated net monetary liabilities at December 31, 1999 totaling $73.9 million recorded at an exchange rate of 165.6 pesetas to one U.S. dollar. Adjustments to these net liabilities to reflect changes in the exchange rate are recorded as currency transaction gains (losses) in other income and totaled $10.9 million in 1999, $(3.8) million in 1998 and $16.8 million in 1997.

     Assuming estimated annual peseta payments of 15 billion and a December 31, 1999 exchange rate of 165.6 pesetas to one U.S. dollar, a ten-peseta increase in the exchange rate would result in an approximate $5 million decrease in costs, before any hedging effects. A ten-peseta decrease in the exchange rate would result in an approximate $6 million increase in costs, before any hedging effects.

     We have a currency hedging program using foreign currency forward contracts to reduce our exposure to changes in the U.S. dollar and Spanish peseta exchange rate. At December 31, 1999, we had contracts to purchase 19.7 billion Spanish pesetas at an average exchange rate of 151.9 pesetas to one U.S. dollar through November 2001, with a fair value of $(8.1) million. These contracts currently hedge approximately 80 percent of our projected 2000 net peseta cash outflows and approximately 50 percent of our projected 2001 net peseta cash outflows. We recorded gains (losses) to other income related to our forward peseta currency contracts, totaling $(14.9) million in 1999, $3.7 million in 1998 and $(6.5) million in 1997.

     On January 1, 1999, a new common currency (the euro) was introduced to member states of the European Union, including Spain. A transition period will extend until January 1, 2002. Only a few of our customers in Europe and none of our suppliers are using the euro as their currency for commercial transactions.
 Atlantic Copper has not yet decided when it will adopt the euro as its currency for commercial transactions. We do not expect conversion to the euro to have a material impact on revenues or expenses. A single European currency is expected to improve our competitiveness with other European copper smelters and refiners by eliminating exchange rate differences. Our current management information systems are designed to accommodate multiple currencies and would not require major modifications to process transactions involving the euro. Our peseta hedging contracts will be set at a fixed exchange rate to the euro and would continue to achieve their objectives.

Interest Rate Risk
     We have interest rate swap contracts to fix interest rates on a portion of our variable-rate debt. The costs associated with these contracts are amortized to interest expense over the terms of the agreements. The table below presents scheduled maturities of principal (or notional amount) for outstanding debt and interest rate swaps at December 31, 1999 and fair value at December 31, 1999 (dollars in millions):

                    2000    2001     2002    2003   2004  Thereafter  Fair Value
--------------------------------------------------------------------------------
Long-term debt
 (Note 5):
  Fixed rate      $  7.0   $148.0   $  -   $250.0  $  -     $200.0     $  531.4
  Average interest
   rate              8.1%     9.4%     -      7.2%    -        7.5%         7.9%
  Variable rate   $107.8   $ 73.2   $812.6 $ 58.3  $ 61.3   $430.1     $1,543.3
  Average interest
   rate              8.5%     9.9%     8.4%  10.5%   10.6%    10.3%         9.1%
Interest rate swaps
 (Note 11):
  Amount          $499.9   $274.4   $  -   $  -    $  -     $  -       $    1.4
  Average interest
   rate              6.0%     6.1%     -      -       -        -            -


                DEVELOPMENTS IN INDONESIA

     Indonesia continues to face economic and political uncertainties. Economic conditions in Indonesia improved during 1999, reflecting international financial assistance, positive reactions to political developments, movements to reform financial systems, a stronger Indonesian rupiah and lower interest and inflation rates. The economy is expected to generate positive economic growth in 2000 following a large decline in 1998. However, religious and ethnic differences among people in the outlying provinces led to violence in some areas, most notably in the province of East Timor following a pro-independence vote. Subsequent United Nations peacekeeping efforts have restored order in East Timor. Pro-independence movements in certain areas also have become more prominent, especially in the province of Aceh, and to a lesser extent in Irian Jaya (Papua). The Government of Indonesia is responding by considering steps to provide more political and economic autonomy to the provincial governments.

     In June 1999, Indonesia conducted parliamentary elections at the national, provincial and local levels, in a process that was widely viewed by Indonesian and international observers as free and fair. In October 1999, in accordance with the Indonesian constitution, the country's highest political body composed of the newly elected national parliament, along with additional provincial and other representatives, elected
Abdurrahman Wahid as the new president and Megawati Sukarnoputri as vice president. The political uncertainties in Indonesia continue to have a negative impact on our access to capital. (See "Cautionary Statement".)

     PT Freeport Indonesia's and Eastern Minerals' operations, all of which are in Indonesia, are conducted through the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Both Contracts of Work have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT Freeport Indonesia's and Eastern Minerals' rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both Contracts of Work were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the Contracts of Work provide that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia's or Eastern
Minerals' mining operations.   Any disputes regarding the
provisions of the Contracts of Work are subject to international arbitration.

     We have had positive relations with the Government of Indonesia since we commenced business activities in Indonesia in 1967, and we contribute significantly to the economies of Irian
Jaya (Papua) and Indonesia.   We are one of the largest taxpayers
in Indonesia and are a significant employer in a remote and undeveloped area of the country. We intend to continue to maintain positive working relationships with the central, provincial and local branches of the Government of Indonesia, including newly elected publliiccooffffiiccials, regarding our operations and development efforts.

                   CAUTIONARY STATEMENT

     Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as those regarding anticipated sales volumes, ore grades, commodity prices, capital expenditures, future environmental costs, debt repayments, political, economic and social conditions in our areas of operations, treatment charge rates, depreciation rates, exploration efforts and results, introduction of the euro, the availability of financing and PT Smelting operating levels. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, and other factors described in more detail under the heading "Cautionary Statements" in our Form 10-K for the year ended December 31, 1999.

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


/s/ James Moffett        /s/ Richard  C. Adkerson    /s/ Stephen M. Jones
    James R. Moffett        Richard C. Adkerson          Stephen M. Jones
  Chairman of Board and       President and            Senior Vice President
Chief Executive Officer   Chief Operating Officer     Chief Financial Officer
                                                           and Secretary


               FREEPORT-McMoRan COPPER & GOLD INC.
                      STATEMENTS OF INCOME

                                           Years Ended December 31,
                                      ------------------------------------
                                         1999         1998         1997
                                      ----------   ----------   ----------
                                             (In Thousands, Except
                                               Per Share Amounts)
Revenues                              $1,887,328   $1,757,132   $2,000,904
Cost of sales:
Production and delivery                  911,559      799,683    1,007,080
Depreciation and amortization            293,213      277,407      213,855
                                      ---------    ----------   ----------
     Total cost of sales               1,204,772    1,077,090    1,220,935
Exploration expenses                      10,626       13,033       17,629
Loss in PT Smelting                       18,136        4,948        1,524
General and administrative expenses       70,624       87,780       96,601
                                      ----------   ----------   ----------
     Total costs and expenses          1,304,158    1,182,851    1,336,689
                                      ----------   ----------   ----------
Operating income                         583,170      574,281      664,215
Interest expense, net                   (194,069)    (205,588)    (151,720)
Other income (expense), net               (8,267)      (7,267)       4,271
                                      ----------   ----------   ----------
Income before income taxes and
  minority interests                     380,834      361,426      516,766
Provision for income taxes              (195,653)    (170,566)    (231,315)
Minority interests in net income of
 consolidated subsidiaries               (48,714)     (37,012)     (40,343)
                                      ----------   ----------   ----------
Net income                               136,467      153,848      245,108
Preferred dividends                      (35,680)     (35,531)     (36,567)
                                      ----------   ----------   ----------
Net income applicable to common stock $  100,787   $  118,317   $  208,541
                                      ==========   ==========   ==========
Net income per share of common stock:
     Basic                                  $.62         $.67        $1.06
                                            ====         ====        =====
     Diluted                                $.61         $.67        $1.06
                                            ====         ====        =====
Average common shares outstanding:
     Basic                               163,613      175,353      196,392
                                         =======      =======      =======
     Diluted                             164,567      175,354      197,653
                                         =======      =======      =======

Dividends paid per common share            $  -          $.20         $.90
                                           =====         ====         ====

The accompanying Notes to Financial Statements are an integral part of these financial statements.

               FREEPORT-McMoRan COPPER & GOLD INC.
                     STATEMENTS OF CASH FLOW

                                                   Years Ended December 31,
                                                -------------------------------
                                                  1999        1998       1997
                                                --------    --------   --------
                                                       (In Thousands)
Cash flow from operating activities:
Net income                                      $136,467    $153,848   $245,108
Adjustments to reconcile net income to net
 cash provided by operating activities:
     Depreciation and amortization               293,213     277,407    213,855
     Deferred income taxes                        60,104      62,165     61,717
     Minority interests' share of net income      48,714      37,012     40,343
     Deferred stock appreciation rights costs,
       mining costs and other                     23,422       8,808    (54,655)
  Loss in PT Smelting                             18,136       4,948      1,524
  Recognition of unearned income                    -           -       (46,493)
     (Increases) decreases in working capital:
       Accounts receivable                        42,062    (103,976)    80,611
       Inventories                               (52,854)      6,323     51,957
       Prepaid expenses and other                 (6,757)       (455)        32
       Accounts payable and accrued liabilities  (15,468)     16,713     (8,963)
       Accrued income taxes                       21,745      16,034    (71,484)
                                                --------    --------   --------
     (Increase) decrease in working capital      (11,272)    (65,361)    52,153
                                                --------    --------   --------
Net cash provided by operating activities        568,784     478,827    513,552
                                                --------    --------   --------
Cash flow from investing activities:
Capital expenditures:
     PT Freeport Indonesia                      (151,015)   (280,952)  (530,191)
     Atlantic Copper                              (6,423)     (8,422)   (18,478)
     Investment in PT Smelting                    (3,384)     (2,709)   (36,243)
Other                                                796       4,977     (7,705)
                                                --------    --------   --------
Net cash used in investing activities           (160,026)   (287,106)  (592,617)
                                                --------    --------   --------

Cash flow from financing activities:
Net borrowings from (repayments to) Rio Tinto   (241,076)   (144,760)   371,040
Proceeds from other debt                         513,241     549,230  1,097,770
Repayment of other debt                         (590,377)   (239,495)  (723,398)
Partial redemption of preferred stock            (11,946)       -           -
Purchase of FCX common shares                     (7,921)   (259,213)  (438,388)
Cash dividends paid:
     Common stock                                   -        (35,382)  (178,341)
     Preferred stock                             (38,019)    (39,157)   (40,543)
     Minority interests                          (13,674)     (9,069)   (33,773)
Other                                            (18,165)    (16,957)    (3,461)
                                                --------    --------   --------
Net cash provided by (used in) financing
 activities                                     (407,937)   (194,803)    50,906
                                                --------    --------   --------
Net increase (decrease) in cash and
 cash equivalents                                    821      (3,082)   (28,159)
Cash and cash equivalents at beginning of year     5,877       8,959     37,118
                                                --------    --------   --------
Cash and cash equivalents at end of year        $  6,698    $  5,877   $  8,959
                                                ========    ========   ========

Interest paid                                   $194,546    $251,999   $155,658
                                                ========    ========   ========
Income taxes paid                               $113,804     $91,567   $259,434
                                                ========    ========   ========

The accompanying Notes to Financial Statements, which include information in Note 11 regarding noncash transactions, are an integral part of these financial statements.


               FREEPORT-McMoRan COPPER & GOLD INC.
                         BALANCE SHEETS


                                                   December 31,
                                             -----------------------
                                                1999         1998
                                             ----------   ----------
                                                  (In Thousands)
ASSETS
Current assets:
Cash and cash equivalents                    $    6,698   $    5,877
Accounts receivable:
     Customers                                  141,325      180,978
     Other                                       31,437       47,524
Inventories:
     Product                                    134,735      118,440
     Materials and supplies                     233,390      182,964
Prepaid expenses and other                       16,869       10,111
                                             ----------   ----------
     Total current assets                       564,454      545,894
Property, plant and equipment, net            3,363,291    3,474,451
Investment in PT Smelting                        66,070       80,822
Other assets                                     89,101       91,467
                                             ----------   ----------
Total assets                                 $4,082,916   $4,192,634
                                             ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities     $  317,339   $  289,342
Current portion of long-term debt and
 short-term borrowings                          114,789      127,804
Unearned customer receipts                       40,235       55,564
Accrued income taxes                             42,704       45,777
                                             ----------   ----------
     Total current liabilities                  515,067      518,487
Long-term debt, less current portion          2,003,347    2,073,669
Note payable to Rio Tinto, less
 current portion                                 30,123      255,320
Accrued postretirement benefits
 and other liabilities                          114,677      124,073
Deferred income taxes                           553,394      471,178
Minority interests                              181,921      146,484
Redeemable preferred stock                      487,507      500,007
Stockholders' equity:
Step-up convertible preferred stock             349,990      349,990
Class A common stock, par value $0.10,
 97,071,944 shares issued and outstanding         9,707        9,707
Class B common stock, par value $0.10,
 121,540,842 shares and 121,453,497 shares
 issued and outstanding, respectively            12,154       12,145
Capital in excess of par value of
 Retained earnings                              291,401      190,614
Accumulated other comprehensive income           10,244       10,244
Common stock held in treasury - 55,115,819
 shares and 54,217,541 shares, at cost,
 respectively                                (1,128,716)  (1,120,030)
                                             ----------   ----------
     Total stockholders' equity                 196,880      103,416
                                             ----------   ----------
Total liabilities and stockholders' equity   $4,082,916   $4,192,634
                                             ==========   ==========


The accompanying Notes to Financial Statements are an integral part of these financial statements.


               FREEPORT-McMoRan COPPER & GOLD INC.
               STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   Years Ended December 31,
                                           ------------------------------------
                                               1999         1998         1997
                                           ----------   ----------   ----------
                                                      (In Thousands)
Step-Up Convertible Preferred Stock        $  349,990   $  349,990   $  349,990
                                           ----------   ----------   ----------

Class A common stock                            9,707        9,707        9,707
                                           ----------   ----------   ----------
Class B common stock:
Balance at beginning of year                   12,145       12,140       12,098
Exercised stock options                             9            5           42
                                           ----------   ----------   ----------
Balance at end of year                         12,154       12,145       12,140
                                           ----------   ----------   ----------

Capital in excess of par value of
 common stock:
Balance at beginning of year                  650,746      649,792      636,100
Exercised stock options                         1,354          954       13,692
                                           ----------   ----------   ----------
Balance at end of year                        652,100      650,746      649,792
                                           ----------   ----------   ----------

Retained earnings:
Balance at beginning of year                  190,614      107,679       77,479
Net income                                    136,467      153,848      245,108
Cash dividends on common stock                   -         (35,382)    (178,341)
Dividends on preferred stock                  (35,680)     (35,531)     (36,567)
                                           ----------   ----------   ----------
Balance at end of year                        291,401      190,614      107,679
                                           ----------   ----------   ----------

Accumulated other comprehensive income         10,244       10,244       10,244
                                           ----------   ----------   ----------
Common stock held in treasury:
Balance at beginning of year               (1,120,030)    (860,660)    (420,239)
Purchase of 844,200, 19,995,821, and
  18,270,500 shares, respectively              (7,765)    (259,370)    (439,827)
Tender of 54,078 shares in 1999 and
  20,527 shares in 1997 to FCX to
  exercise stock options                         (921)        -            (594)
                                           ----------   ----------   ----------
Balance at end of year                     (1,128,716)  (1,120,030)    (860,660)
                                           ----------   ----------   ----------
Total stockholders' equity                 $  196,880   $  103,416   $  278,892
                                           ==========   ==========   ==========


The accompanying Notes to Financial Statements are an integral part of these financial statements.

               FREEPORT-McMoRan COPPER & GOLD INC.
                  NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries, P.T. Freeport Indonesia Company, including certain joint ventures involving PT Freeport Indonesia (Note 5), and P.T. Irja Eastern Minerals, as well as its wholly owned subsidiary, Atlantic Copper, S.A. FCX's unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method in accordance with standard industry practice (Note 2). PT Freeport Indonesia's investment in P.T. Smelting is accounted for under the equity method (Note 9) with PT Freeport Indonesia's share of operating results recorded in operating income. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 1999 presentation.

Use of Estimates. The preparation of FCX's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include the pricing of open concentrate sales, useful lives for depreciation and amortization, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances, future cash flow associated with assets and proved and probable reserves. Actual results could differ from those estimates.

Cash and Cash Equivalents. Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents.

Accounts Receivable. Customer accounts receivable include amounts due from PT Smelting totaling $27.6 million at December 31, 1999 and $20.8 million at December 31, 1998. Other accounts receivable include refundable value-added taxes, net of the allowance for uncollectible amounts, totaling $19.5 million at December 31, 1999 and $24.9 million at December 31, 1998. The allowance for uncollectible amounts totaled $5.5 million at December 31, 1999 and 1998.

Inventories. Inventories are stated at the lower of cost or market. PT Freeport Indonesia uses the average cost method and Atlantic Copper uses the first-in, first-out (FIFO) cost method.

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

Reclamation and Mine Closure. Estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia are accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable copper reserves. Expenditures resulting from the remediation of conditions caused by past operations, which do not contribute to future revenue generation, are expensed.

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

     At December 31, 1999, FCX had redeemable preferred stock indexed to commodities, open foreign currency forward contracts, open forward copper purchase and sales contracts, and interest rate swap contracts (Note 11). Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues.

    Atlantic Copper hedges a portion of its anticipated Spanish peseta cash outflows with foreign currency forward contracts. Changes in market value of foreign currency forward contracts which protect anticipated transactions are recognized in the period incurred. Atlantic Copper enters into contracts to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match, and whenever Atlantic Copper extends the pricing terms on its copper sales. Gains and losses on these contracts are recognized with the hedged transaction. FCX and Atlantic Copper have interest rate swap contracts to limit the effect of increases in the interest rates on variable-rate debt. The costs associated with these contracts are amortized to interest expense over the terms of the agreements.

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activity," which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. In June 1999, the FASB delayed SFAS 133's effective date by one year to fiscal years beginning after June 15, 2000 with earlier application permitted. FCX expects to adopt SFAS 133 effective January 1, 2001. Adoption is expected to require FCX to report other comprehensive income or loss items for changes in fair value of financial instruments that qualify as hedges. FCX expects to be able to continue its current accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 that allow these instruments issued before January 1, 1998 to be excluded from those instruments required to be adjusted for changes in their fair values.

Concentrate Sales. Revenues from PT Freeport Indonesia's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program (Note 11). PT Freeport Indonesia's concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Actual settlement on the copper portion is generally based on the average LME price for a specified future period. Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 1999, FCX had consolidated provisionally priced copper sales totaling 161.3 million pounds recorded at an average price of $0.83 per pound. Approximately 90 percent of these open pounds are expected to be finally priced during the first quarter of 2000 with the remaining pounds to be priced during the second quarter of 2000. A one-cent movement in the average price used for these open pounds will have an approximate $0.8 million impact on FCX's 2000 net income. In January 2000, PT Freeport Indonesia entered into forward copper sales contracts to fix the price at $0.85 per pound on approximately 50 percent of the December 31, 1999 open pounds. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for the month of shipment.

     PT Freeport Indonesia pays royalties under a Contract of Work, with a 30-year term and two 10-year extensions permitted, entered into in December 1991 with the Government of Indonesia. The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

     Because a large part of the mineral royalties under Government of Indonesia regulations are due to the provinces from which the minerals are extracted, in connection with the fourth concentrator mill expansion, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties to provide further support to the local governments and the people of Irian Jaya (Papua). The additional royalties are paid on metal from production above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The additional royalties became effective January 1, 1999. The combined royalties totaled $23.0 million in 1999, $16.2 million in 1998 and $31.4 million in 1997.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper's peseta-denominated and PT Freeport Indonesia's rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper's peseta-denominated net monetary liabilities totaled $73.9 million at December 31, 1999 based on an exchange rate of 165.6 pesetas to one U.S. dollar. Excluding hedging amounts, net Atlantic Copper transaction gains (losses) totaled $10.9 million in 1999, $(3.8) million in 1998 and $16.8 million in 1997. PT Freeport Indonesia's rupiah-denominated net monetary assets totaled $18.1 million at December 31, 1999 based on an exchange rate of 6,970 rupiah to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia transaction gains (losses) related to these rupiah-denominated net monetary assets totaled $(1.4) million in 1999, $0.9 million in 1998 and $(6.3) million in 1997.

Comprehensive Income. In 1998, FCX adopted SFAS 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX has no items of other comprehensive income for the years presented in the financial statements. Accumulated Other Comprehensive Income reported in the Statements of Stockholders' Equity consists solely of the cumulative foreign currency translation adjustment at Atlantic Copper as of December 31, 1995, for which there is no tax effect.

Earnings Per Share. Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the net effect of dilutive stock options. Dilutive stock options represented 1.0 million shares in 1999, one thousand shares in 1998 and 1.3 million shares in 1997.

    Options with exercise prices greater than the average market price of the common stock during the year were excluded from the computation of diluted net income per share of common stock. This amounted to options for 11.0 million shares (average exercise price of $22 per share) in 1999, options for 10.5 million shares (average exercise price of $23 per share) in 1998 and options for
2.3 million shares (average exercise price of $33 per share) in 1997. The FCX Step-Up Convertible Preferred Stock outstanding was not included in the computation of diluted net income per share of common stock because including the conversion of these shares would have increased net income per share of common stock. The preferred stock was convertible into 11.7 million shares of common stock and accrued dividends totaled $22.2 million in 1999 and $21.0 million in 1998 and 1997.

2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO FCX's direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 1999 and 1998. FCX also owns 49 percent of P.T. Indocopper Investama Corporation (PT Indocopper Investama), a 9.4 percent owner of PT Freeport Indonesia, bringing FCX's total ownership in PT Freeport Indonesia to 85.9 percent at December 31, 1999 and 1998. At December 31, 1999, PT Freeport Indonesia's net assets totaled $935.7 million, including $732.0 million of retained earnings. FCX has various intercompany loans to PT Freeport Indonesia totaling $780.0 million at December 31, 1999.

     Substantially all of PT Freeport Indonesia's assets are located in Indonesia. Indonesia continues to face economic and political uncertainties. Economic conditions in Indonesia improved during 1999, reflecting international financial assistance, positive reactions to political developments, movements to reform financial systems, a stronger Indonesian rupiah and lower interest and inflation rates. The economy is expected to generate positive economic growth in 2000 following a large decline in 1998. However, religious and ethnic differences among people in the outlying provinces led to violence in some areas, most notably in the province of East Timor following a pro-independence vote. Subsequent United Nations peacekeeping efforts have restored order in East Timor. Pro-independence movements in certain areas also have become more prominent, especially in the province of Aceh, and to a lesser extent in Irian Jaya (Papua). The Government of Indonesia is responding by considering steps to provide more political and economic autonomy to the provincial governments. PT Freeport Indonesia's Contract of Work provides that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia's mining operations.

     In 1997, PT Nusamba Mineral Industri (Nusamba), a subsidiary of P.T. Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama. Nusamba financed $254.0 million of the $315.0 million purchase price with a variable-rate commercial loan maturing in March 2002. The purchase price was negotiated based primarily on FCX's market value at the time of the transaction. FCX has agreed that if Nusamba defaults on the loan, FCX will purchase the PT Indocopper Investama stock or the lenders' interest in the commercial loan for the amount then due by Nusamba under the loan. FCX also agreed to lend to Nusamba any amounts to cover any shortfalls between the interest payments due on the commercial loan and the dividends received by Nusamba from PT Indocopper Investama. At December 31, 1999, $43.7 million was due in March 2002 from Nusamba because of interest payment shortfalls and is included in other assets. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts FCX has subsequently loaned to Nusamba reach the original purchase price ($315 million), FCX expects to begin expensing any additional amounts loaned to Nusamba.

     FCX's direct ownership in Eastern Minerals totaled 90 percent at December 31, 1999 and 1998. PT Indocopper Investama owns the remaining 10 percent of Eastern Minerals, bringing FCX's total ownership in Eastern Minerals to 94.9 percent at December 31, 1999 and 1998.

     FCX owns 100 percent of the outstanding Atlantic Copper stock. At December 31, 1999, Atlantic Copper's net assets totaled $97.5 million and FCX had no outstanding advances to Atlantic Copper. Atlantic Copper is not expected to pay dividends in the near future. In December 1999, FCX made a $40.0 million equity contribution to Atlantic Copper and forgave $24.2 million of outstanding advances, which had no impact on FCX's consolidated financial statements.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX Class A common stock (approximately 15 percent of the December 31, 1999 outstanding common stock of FCX). In addition, FCX and Rio Tinto established joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in future development and exploration projects under PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Irian Jaya (Papua). Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Substantially all exploration costs in the joint venture areas are now being shared 60 percent by FCX and 40 percent by Rio Tinto.

   PT Freeport Indonesia completed the "fourth concentrator mill expansion" of its facilities in early 1998. Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. In addition to funding its 40 percent share of all expansion capital, including the fourth concentrator mill expansion, Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia's share of the cost of the expansion. PT Freeport Indonesia and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998 on the basis of 60 percent to PT Freeport Indonesia and 40 percent to Rio Tinto. PT Freeport Indonesia is paying its share of incremental cash flow to Rio Tinto until Rio Tinto receives an amount equal to the funds loaned to PT Freeport Indonesia, plus interest based on Rio Tinto's cost of borrowing. Through December 31, 1999, PT Freeport Indonesia's share of incremental cash flow totaled $471.8 million, of which $30.9 million will be paid to RioTinto in 2000, $252.3 million was paid in 1999 and $188.6 million was paid in 1998. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proved and probable reserves as of December 31, 1994 and 60 percent of all remaining cash flow.

3. INVENTORIES
The components of product inventories follow (in thousands):

                                                       December 31,
                                                   --------------------
                                                     1999        1998
                                                   --------    --------
PT Freeport Indonesia: Concentrates- Average Cost  $ 13,424    $ 15,630
Atlantic Copper: Concentrates - FIFO                 69,590      58,597
           Work in process - FIFO                    50,173      41,725
           Finished goods - FIFO                      1,548       2,488
                                                   --------    --------
  Total product inventories                        $134,735    $118,440
                                                   ========    ========

      The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $18.8 million at December 31, 1999 and $24.6 million at December 31, 1998. The increase in materials and supplies inventory supports PT Freeport Indonesia's expanded operations in Indonesia.

4.   PROPERTY, PLANT AND EQUIPMENT, NET
The components of net property, plant and equipment follow (in thousands):

                                                  December 31,
                                            -----------------------
                                               1999         1998
                                            ----------   ----------
Exploration, development and other          $1,019,164   $  975,218
Buildings and infrastructure                 1,148,027    1,103,753
Machinery and equipment                      1,658,116    1,566,674
Mobile equipment                               494,583      444,474
Infrastructure assets                          615,412      619,631
Construction in progress                        33,809      104,076
                                            ----------   ----------
   Property, plant and equipment             4,969,111    4,813,826
Accumulated depreciation and amortization   (1,605,820)  (1,339,375)
                                            ----------   ----------
   Property, plant and equipment, net       $3,363,291   $3,474,451
                                            ==========   ==========

     Exploration, development and other include $124.8 million of excess costs related to investments in consolidated subsidiaries, which are being amortized over the lives of the related assets. Property, plant and equipment are net of grants from the Spanish government totaling $52.8 million. The grants are contingent on Atlantic Copper meeting specified conditions through December 2001.

5.  LONG-TERM DEBT

                                                          December 31,
                                                    -----------------------
                                                       1999         1998
                                                    ----------   ----------
                                                        (In Thousands)
Notes payable:
  FCX and PT Freeport Indonesia credit facilities,
    average rate 7.1% in 1999 and 7.4% in 1998      $  648,000   $  658,000
  Atlantic Copper facility, average rate 7.5% in
    1999 and 6.5% in 1998                              204,529      275,785
  Atlantic Copper working capital revolver,
    average rate 6.3% in 1999 and 6.0% in 1998          39,593       38,093
  Rio Tinto loan, average rate 5.2% in 1999 and
    5.6% in  1998 (Note 2)                              60,563      301,640
  Equipment loans                                       76,840       42,000
  ALatieF loan, average rate 6.4% in 1999
    and 6.6% in 1998                                    39,312       43,563
  Other notes payable                                   24,818        5,345
9 3/4% Senior Notes due 2001                           120,000      120,000
7.50% Senior Notes due 2006                            200,000      200,000
7.20% Senior Notes due 2026                            250,000      250,000
Infrastructure asset financings, average rate
  11.6% in 1999 and 12.0% in 1998                      484,604      522,367
                                                    ----------   ----------
                                                     2,148,259    2,456,793
Less current portion and short-term borrowings         114,789      127,804
                                                    ----------   ----------
                                                    $2,033,470   $2,328,989
                                                    ==========   ==========

Notes Payable. The FCX and PT Freeport Indonesia credit facilities provide total availability of $1.0 billion. PT Freeport Indonesia has a $550 million facility ($337.0 million of additional borrowings available at December 31, 1999), and FCX and PT Freeport Indonesia have a separate $450 million facility ($15.0 million of additional borrowings available at December 31, 1999). These credit facilities are also subject to a borrowing base, redetermined annually during the second quarter by the banks, which had approximately $724 million available at December 31, 1999. These variable-rate revolving facilities are available until December 2002 and contain provisions for minimum working capital requirements, specified cash flow to interest coverage and restrictions on other borrowings. PT Freeport Indonesia assigned its existing and future sales contracts and pledged its rights under the Contract of Work and most of its assets as security for its borrowings.

     In December 1999, Atlantic Copper restructured its variable-rate project loan (the Atlantic Copper Facility) after reducing the term portion using a $40.0 million equity contribution from FCX. As of December 31, 1999, the variable-rate project loan, nonrecourse to FCX, consists of a $140.0 million term loan being repaid in 32 equal quarterly payments beginning March 2000 through December 2007 and a $65.0 million working capital revolver that matures December 2007. The Atlantic Copper Facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Borrowings under the Atlantic Copper Facility are secured by 100 percent of Atlantic Copper's capital stock, the smelter and refinery assets, and certain receivables and inventory. The bank providing the Atlantic Copper Facility has also made available a $30.0 million facility for Atlantic Copper to use primarily in support of scheduled term loan repayments. Amounts drawn on this facility must be matched with additional FCX equity contributions to Atlantic Copper. No amounts were outstanding under this facility as of December 31, 1999.

     In addition to the Atlantic Copper Facility, Atlantic Copper has a $40 million working capital revolver that is secured by certain shipments of copper concentrate, and has access to additional lines of credit, which are generally unsecured, with various financial institutions.

     FCX and PT Freeport Indonesia each have an equipment loan secured by certain PT Freeport Indonesia assets with a vendor.
The FCX loan had a $35.0 million balance at December 31,1999 and interest accrues at 8.1 percent. Principal payments total $7.0 million annually with a final payment of $21.0 million in December 2001. In November 1999, PT Freeport Indonesia entered into a $41.8 million variable-rate equipment loan with the same vendor. The average interest rate for the period the loan was outstanding in 1999 was 8.6 percent. Principal payments total $4.2 million annually with a final payment of $12.5 million in December 2006.

     In March 1997, PT Freeport Indonesia completed the final
$75.0 million sale of infrastructure assets to joint ventures then owned one-third by PT Freeport Indonesia and two-thirds by P.T. ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor. The sales to the ALatieF joint ventures totaled $270.0 million during the period from December 1993 to March 1997. Funding for the purchases consisted of $90.0 million in equity contributions by the joint venture partners, a $60.0 million bank loan (the ALatieF loan) and FCX's 9 3/4% Senior Notes. PT Freeport Indonesia subsequently sold its one-third interest in the joint ventures to ALatieF in March 1997. In September 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in the joint ventures and continues to lease the infrastructure assets under infrastructure asset financing arrangements. PT Freeport Indonesia guarantees the ALatieF loan associated with the purchases and is consolidating the joint ventures because the agreements provide the joint venture partners with a guaranteed 15 percent after-tax minimum annual return on their investment.

Senior Notes. The 9 3/4% Senior Notes are due April 15, 2001. Each holder of the 7.20% Senior Notes may elect early repayment in November 2003. The 7.50% and 7.20% Senior Notes are redeemable at the option of FCX at the greater of (a) their principal amount or
(b) the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis at the applicable treasury rate plus 30 basis points, together with, in either case, accrued interest to the date of redemption.

Infrastructure Asset Financings.  Through 1997 PT Freeport
Indonesia sold assets for $458.2 million to a power joint venture, in which it previously had a 30 percent interest, and is purchasing power under infrastructure asset financing arrangements. The infrastructure asset financing obligations pursuant to the power sales agreement totaled $412.2 million at December 31, 1999 and $431.7 million at December 31, 1998.

     In 1995, PT Freeport Indonesia sold certain of its port, marine, logistics and construction equipment and facilities for $100.0 million to an unrelated joint venture and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT Freeport Indonesia. PT Freeport Indonesia guarantees certain of the bank loans totaling $56.9 million at December 31, 1999 associated with these sales. PT Freeport Indonesia is leasing these assets under infrastructure asset financing arrangements. The obligations under these infrastructure asset financings totaled $72.4 million at December 31, 1999 and $88.7 million at December 31, 1998.

Maturities and Capitalized Interest. Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 1999 totaled $114.8 million in 2000, $221.2 million in 2001, $812.6 million in 2002, $308.3 million in 2003, $61.3 million in 2004 and $630.1 million thereafter. Capitalized interest totaled $3.8 million in 1999, $19.6 million in 1998 and $23.0 million in 1997.

6.  REDEEMABLE PREFERRED STOCK
     FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock totaling $232.6 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and will be redeemed in August 2003 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of
0.0008125 ounce of gold and will be redeemed in February 2006 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.8 million depositary shares representing 104,125 shares of its Silver-Denominated Preferred Stock totaling $87.5 million at December 31, 1999 and 119,000 shares totaling $100.0 million at December 31, 1998. As of December 31, 1999, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.03609375 ounce of silver, which declines after each redemption payment. In August 1999, FCX made the first of eight annual redemption payments on the underlying Silver-Denominated Preferred Stock.

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

Stock Award Plans. FCX's Adjusted Stock Award Plan provided for the issuance of certain stock awards to employees, officers and directors of Freeport-McMoRan Inc. (FTX), the former parent of FCX, in connection with FTX's distribution of FCX shares in 1995. Under this plan, FCX made a one-time grant of awards to purchase up to 10.7 million Class B common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution. All options granted under this plan expire 10 years from the original FTX date of grant.

     FCX's 1995 Stock Option Plan (the 1995 Plan) provides for the issuance of stock options and other stock-based awards (including
SARs) for up to 10 million Class B common shares at no less than market value at the time of grant. During 1998, FCX converted 1.3 million SARs to stock options when FCX's stock price was below the SARs' exercise prices.

     FCX's 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizes FCX to grant options to purchase up to 2 million shares. Options granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant. For options granted under the Director Plan, FCX will pay cash to the option holder equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise.

     In May 1999, FCX's shareholders approved the 1999 Stock Incentive Plan (the 1999 Plan) to provide for the issuance of stock options, restricted stock and other stock-based awards. The 1999 Plan allows FCX to grant awards for up to 8 million common shares (3.2 million Class A common shares and 4.8 million Class B common shares) to eligible participants.

     Awards granted under all of the plans generally expire 10 years after the date of grant. Awards for 7.2 million shares under the 1999 Plan, 1.5 million shares under the Director Plan and 0.5 million shares under the 1995 Plan were available for new grants as of December 31, 1999. A summary of stock options outstanding, including 43,955 SARs, follows:

                                1999               1998              1997
                        ------------------  -----------------  -----------------
                                  Weighted           Weighted           Weighted
                         Number    Average   Number   Average   Number   Average
                           of      Option      of     Options     of     Options
                         Options    Price    Options   Price   Options     Price
                        ----------  ------  ---------  ------  ---------  ------
Balance at January      11,430,582  $21.98  8,065,837  $23.84  7,990,083  $23.04
  Granted                3,965,500   11.48  3,691,200   17.77    856,900   29.18
  Exercised                (87,345)  15.28    (51,749)  14.74   (579,612)  18.47
  Expired/Forfeited     (1,248,513)  20.08   (274,706)  21.29   (201,534)  30.45
                        ----------          ---------          ---------
Balance at December 31  14,060,224   19.23  1,430,582   21.98  8,065,837   23.84
                        ==========          =========          =========

     In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 1999, excluding SARs, follows:

                               Options Outstanding      Options Exercisable
                          ----------------------------  -------------------
                                     Weighted Weighted             Weighted
                           Number     Average  Average    Number    Average
                             of      Remaining  Option      of       Option
Range of Exercise Prices   Options     Life      Price    Options     Price
------------------------ ----------  --------- -------  ---------   -------
$9.94 to $14.63           3,791,500   9 years   $10.90    230,250    $14.28
$14.94 to $21.27          7,778,975   4 years    18.98  6,835,975     19.27
$22.63 to $32.81          1,065,794   7 years    29.57    693,494     29.53
$35.50                    1,380,000   6 years    35.50    828,000     35.50
                         ----------                     ---------
                         14,016,269                     8,587,719
                         ==========                     =========

     FCX has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. FCX recognized a $1.4 million charge in 1999 and a $25.3 million gain in 1997 for its SARs and grants under the Director Plan, which have the same accounting treatment as SARs, because of fluctuations in FCX's common stock price. Had compensation cost for FCX's stock option grants, excluding SARs, been determined based on the value at the grant dates for awards under those plans pursuant to the requirements of SFAS 123, FCX's stock-based compensaion costs would have increased by $12.4 million ($6.0 million to net income or $0.04 per share) in 1999, $34.3 million ($16.7 million to net income or $0.10 per share) in 1998 and $6.3 million ($3.4 million to net income or $0.02 per share) in 1997.

     For the pro forma computations, the values of the option grants were calculated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for stock option grants was $5.96 per option in 1999, $6.75 per option in 1998 (including the 1.3 million SARs converted to stock options) and $10.24 per option in 1997. The weighted average assumptions used include a risk-free interest rate of 5.1 percent in 1999, 5.8 percent in 1998 and 6.9 percent in 1997; expected volatility of 41 percent in 1999, 34 percent in 1998 and 30 percent in 1997; no annual dividend in 1999, $0.20 per share in 1998 and $0.90 per share in 1997; and expected lives of 7 years in 1999, 8 years in 1998 and 10 years in 1997. The pro forma effects on net income are not representative of future years. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

8.  INCOME TAXES
The components of FCX's deferred taxes follow (in thousands):

                                                       December 31,
                                                  ---------------------
                                                     1999        1998
                                                  ---------   ---------
Deferred tax asset:
  Foreign tax credits                             $ 245,787   $ 181,749
  U.S. alternative minimum tax credits               62,559      55,583
  Atlantic Copper net operating loss carryforwards   82,789      91,653
  Deferred compensation                               5,496       4,658
  Intercompany profit elimination                    18,733      14,850
  Obsolescence reserve                                2,223       4,282
  Valuation allowance                              (391,135)   (328,985)
                                                  ---------   ---------
    Total deferred tax asset                         26,452      23,790
                                                  ---------   ---------

Deferred tax liability:
  Property, plant and equipment                    (509,611)   (463,312)
  Undistributed earnings in PT Freeport Indonesia   (44,808)    (22,832)
  Other                                             (25,427)     (8,824)
                                                  ---------   ---------
    Total deferred tax liability                   (579,846)   (494,968)
                                                  ---------   ---------
Net deferred tax liability                        $(553,394)  $(471,178)
                                                  =========   =========

     FCX has provided a valuation allowance equal to its tax credit carryforwards ($308.3 million at December 31, 1999 and $237.3 million at December 31, 1998) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future. Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from $236.5 million of Atlantic Copper net operating losses at December 31, 1999 and $261.9 million of net operating losses at December 31, 1998, which expire through the year 2009.

      PT Freeport Indonesia's Indonesian income tax returns have been audited through 1994 and the 1997 return is currently under examination. FCX's provision for income taxes consists of the following (in thousands):


                                1999       1998       1997
                              --------   --------   --------
Current income taxes:
Indonesian                    $127,828   $100,336   $159,713
United States and other          7,721      8,065      9,885
                              --------   --------   --------
                               135,549    108,401    169,598
Deferred Indonesian taxes       60,104     62,165     61,717
                              --------   --------   --------
                              $195,653   $170,566   $231,315
                              ========   ========   ========

     Differences between income taxes computed at the contractual
Indonesian tax rate and income taxes recorded follow (dollars in thousands):

                                       1999            1998            1997
                                 ---------------- --------------- --------------
                                  Amount  Percent Amount  Percent Amount Percent
                                 -------- ------- ------- ------- ------ -------
Income taxes computed at the
  contractual Indonesian
  tax rate                       $133,292   35%   $126,499   35%  $180,868  35%
Indonesian withholding tax on:
  Earnings/dividends               23,878    6      21,490    6     21,886   4
  Interest                          2,829    -       3,765    1      6,818   1
Increase (decrease)
  attributable to:
  Intercompany interest expense   (11,444)  (3)    (15,103)  (4)   (24,192) (5)
  Parent company costs             37,568   10      26,504    7     24,926   5
  Indonesian presidential decree      -      -         -      -      9,643   2
  U.S. alternative minimum tax      7,400    2       7,500    2      8,500   2
  Atlantic Copper net income       (1,836)   -      (1,733)   -     (1,187)  -
  Other, net                        3,966    -       1,644    -      4,053   1
                                 --------   --    --------   --   --------  --
Provision for income taxes       $195,653   51%   $170,566   47%  $231,315  45%
                                 ========   ==    ========   ==   ========  ==


9.  TRANSACTIONS WITH AFFILIATES AND EMPLOYEE BENEFITS
Management Services Agreement. FM Services Company (FMS), owned 45 percent by FCX, provides certain administrative, financial and other services on a cost-reimbursement basis under a management services agreement. These costs, which include related overhead, totaled $25.8 million in 1999, $40.3 million in 1998 and $44.7 million in 1997. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX.

PT Smelting. PT Smelting, an Indonesian company, completed construction of its 200,000 metric tons of copper metal per year smelter/refinery in Gresik, Indonesia during the third quarter of 1998. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting stock. PT Freeport Indonesia is providing all of PT Smelting's copper concentrate requirements at market rates; however, for the first 15 years of operations the treatment and refining charges will not fall below a specified minimum rate, currently $0.23 per pound, which was the rate for 1999 and is expected to be the rate for 2000. PT Freeport Indonesia has also agreed to assign, if necessary, its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.

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

     PT Freeport Indonesia has a defined benefit plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 6,970 rupiah to one U.S. dollar on December 31, 1999 and 7,725 rupiah to one U.S.
dollar on December 31, 1998.   Information on the FCX and PT
Freeport Indonesia plans follows (dollars in thousands):

                                 Pension Benefits              Other Benefits
                       --------------------------------------  -----------------
                                              PT Freeport
                            FCX Plan         Indonesia Plan          FCX
                       ------------------   -----------------  -----------------
                         1999      1998      1999     1998      1999     1998
                       --------  --------   -------  --------  ------   --------
Change in benefit
 obligation:
Benefit obligation at
 beginning of year     $(13,622) $(13,652)  $(8,065)  $(7,208)  $(763)  $(1,043)
Service cost               (852)   (1,089)   (1,061)     (704)    (42)      (42)
Interest cost              (905)     (926)   (2,688)     (728)    (60)      (50)
Plan amendments             -         -         -        (729)    (92)      301
Curtailment gain            -         -         -         781      -        -
Special termination
 benefits                   -         -         -      (5,873)     -        -
Actuarial gains (losses)    876     1,721    (1,159)     (287)     83        63
Foreign exchange gain
 (loss)                     -         -      (1,354)       42      -        -
Benefits paid               922       324       271     6,641      14         8
                       --------  --------   -------   -------  ------   -------
Benefit obligation at
 end of year            (13,581)  (13,622)  (14,056)   (8,065)   (860)     (763)
                       --------  --------   -------   -------  ------   -------
Change in plan assets:
Fair value of plan
assets at beginning of
 year                     8,381     7,660     2,992     2,030      -        -
Actual return on plan
 assets                   1,167     1,045     1,185       594      -        -
Employer contributions    2,078       -       2,351     6,720      14         8
Foreign exchange gain       -         -         663       289      -        -
Benefits paid              (922)     (324)     (271)   (6,641)    (14)       (8)
                       --------   -------   -------   -------  ------    ------
Fair value of plan assets
 at end of year          10,704     8,381     6,920     2,992     -        -
                       --------   -------   -------   -------  ------    ------


Funded status            (2,877)   (5,241)   (7,136)   (5,073)   (860)     (763)
Unrecognized net actuarial
 (gain) loss             (2,794)   (1,650)    1,295       -    (1,248)   (1,311)
Unrecognized transition
 asset                     (286)     (344)      -         -       -         -
Unrecognized prior service
 cost                      (633)     (780)    2,908     2,938    (333)     (473)
                       --------   -------   -------   ------- -------  --------
Accrued benefit cost   $ (6,590)  $(8,015)  $(2,933)  $(2,135)$(2,441) $ (2,547)
                       ========   =======   =======   ======= =======  ========
Weighted-average assumptions
 (percent):
Discount rate              8.00      6.75     11.00         a    8.00      6.75
Expected return on plan
assets                     9.00      9.00     12.00         a      -         -
Rate of compensation
increase                   4.25      4.25      9.00         a      -         -


a. Given the economic uncertainty in Indonesia, PT Freeport Indonesia used annual discount rates and expected return on plan assets of 35 percent in 1999 and 30 percent in 2000. For 2001 and thereafter, PT Freeport Indonesia used an 11 percent discount rate and a 12 percent expected return on plan assets.
   The annual rates of compensation increase used were 20 percent in 1999 and 2000, and 9 percent thereafter.

     The initial health care cost trend rate used for the other benefits was 7.0 percent for 1999, decreasing ratably each year until reaching 4.75 percent in 2004. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost. The components of net periodic benefit cost for FCX's plans follow (in thousands):

                                     Pension Benefits     Other Benefits
                                   -------------------- -------------------
                                    1999   1998   1997   1999  1998   1997
                                   -----  ------ ------ -----  ----   -----
Service cost                       $ 852  $1,089 $1,410 $  42  $ 42   $  62
Interest cost                        905     926    864    60    50      72
Expected return on plan assets      (672)   (652)  (560)   -     -       -
Amortization of prior service cost  (147)   (147)  (147)  (47)  (52)    (26)
Amortization of net actuarial gain  (227)   (135)   (89) (147)  (93)    (94)
Amortization of transition asset     (58)    (58)   (58)   -     -       -
                                   -----  ------ ------ -----  ----   -----
Net periodic benefit cost          $ 653  $1,023 $1,420 $ (92) $(53)  $  14
                                   =====  ====== ====== =====  ====   =====


     The components of net periodic benefit cost for PT Freeport
Indonesia's plan follow (in thousands):

                                     1999    1998     1997
                                    ------  ------   ------
Service cost                        $1,061  $  704   $1,827
Interest cost                        2,688     728    1,928
Expected return on plan assets      (1,199)   (285)    (412)
Amortization of prior service cost     315     217      857
Amortization of net actuarial loss     -       280      -
Curtailment gain                       -      (781)     -
Special termination benefits           -     5,873      -
                                    ------  ------   ------
Net periodic benefit cost           $2,865  $6,736   $4,200
                                    ======  ======   ======

     During 1998, PT Freeport Indonesia offered special termination benefits to certain employees as part of a restructuring program following the completion of its latest expansion. The special termination benefits included separation and service allowances based on years of service, a lump sum pension payment and other cash incentives. PT Freeport Indonesia recognized a curtailment gain in accordance with SFAS 88 because the program significantly reduced the expected years of future service of employees. The PT Freeport Indonesia plan was also amended in 1998 to reflect changes in Indonesian laws eliminating the limits on pensionable pay.

     Atlantic Copper has an unfunded contractual obligation denominated in Spanish pesetas to supplement amounts paid to retired employees. The accrued liability was based on corresponding exchange rates of 165.6 pesetas to one U.S. dollar at December 31, 1999 and 142.7 pesetas to one U.S. dollar at December 31, 1998. Spanish legislation requires that Atlantic Copper begin funding this obligation in 2001. The discount rate used was 8 percent at December 31, 1999 and 1998. The interest cost for this obligation was $6.8 million in 1997. The actuarial valuation of this obligation was $80.9 million at December 31, 1999 and $96.4 million at December 31, 1998, based on a discount rate of 5 percent. Other information on the Atlantic Copper plan follows (in thousands):

                                            1999      1998
                                          -------    -------
Change in benefit obligation:
Benefit obligation at beginning of year   $72,300    $69,373
Interest cost                               7,102      6,658
Foreign exchange loss (gain)               (8,840)     3,429
Benefits paid                              (6,774)    (7,160)
                                          -------    -------
Benefit obligation at end of year         $63,788    $72,300
                                          =======    =======


     FCX has a savings plan under Section 401(k) of the Internal Revenue Code that allows eligible employees to contribute up to 20 percent of their pre-tax compensation. FCX matches 100 percent of the first 5 percent of the employees' contribution with such matching amounts vesting after 5 years. The costs charged to operations for FCX's plan totaled $0.7 million in 1999 and $0.8 million in 1998 and 1997. FCX has other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense.

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

   The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations cannot currently be projected with precision. PT Freeport Indonesia's best estimate at this time is that ultimate reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. However, these estimates are subject to revision over time as more complete studies are performed and more definitive plans are formulated. Some reclamation costs will be incurred throughout the life of the mine, while most closure costs and the remaining reclamation costs will be incurred at the end of the mine's life, which is currently estimated to exceed 30 years. PT Freeport Indonesia had $14.1 million accrued on a unit-of-production basis at December 31, 1999 for mine closure and reclamation costs, included in other liabilities. In 1996, PT Freeport Indonesia began contributing to a cash fund ($1.7 million balance at December 31, 1999) designed to accumulate at least $100 million by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay for costs incurred for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Social and Economic Development Programs. FCX has a social and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Fund for Irian Jaya Development (FFIJD), through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the development of the local people through the
FFIJD.   PT Freeport Indonesia charged $14.7 million in 1999,
$13.5 million in 1998 and $15.1 million in 1997 to production costs for this commitment.

Long-Term Contracts and Operating Leases. Atlantic Copper has commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 332,000 metric tons in 2000, 373,000 metric tons in 2001, 340,000 metric tons in 2002, 220,000 metric tons in 2003 and 120,000 metric tons in 2004, at market prices.

     FCX's minimum annual contractual charges under noncancelable long-term contracts and operating leases which extend to 2002 total $1.4 million in 2000, $1.3 million in 2001 and $0.2 million in 2002. Total rental expense under long-term contracts and operating leases amounted to $1.3 million in 1999, $1.9 million in 1998 and $2.2 million in 1997.

11.  FINANCIAL INSTRUMENTS
Summarized below are financial instruments whose carrying amounts are not equal to their fair value and foreign exchange contracts at December 31, 1999 and 1998. Fair values are based on quoted market prices and other available market information.

                                         1999                    1998
                               ----------------------  ------------------------
                                 Carrying     Fair       Carrying      Fair
                                  Amount      Value       Amount       Value
                               ----------  ----------   ----------   ----------
                                                  (In Thousands)
Price protection program:
  Open contracts in liability
  position                     $      -    $   (1,093)  $     -      $   (1,575)
  Open contracts in asset
  position                            -           308         -             -
Debt:
  Long-term debt (Note 5)      (2,148,259) (2,074,722)  (2,456,793)  (2,278,857)
  Interest rate swaps                 -         1,387          -         (1,749)
Foreign exchange contracts:
  $U.S./Indonesian rupiah             -           -          7,800        7,800
  $U.S./Australian dollar             -           -         (1,215)      (1,215)
  $U.S./Spanish peseta             (8,138)     (8,138)       2,005        2,005
Redeemable preferred stock
  (Note 6)                       (487,507)   (245,570)    (500,007)    (197,923)


Price Protection Program. From time to time, PT Freeport Indonesia enters into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. As of December 31, 1999, FCX had no price protection contracts relating to its mine production other than its gold and silver-denominated redeemable preferred stock. FCX's revenues include net additions totaling $0.8 million in 1999 and $42.6 million in 1997 related to PT Freeport Indonesia's copper price protection program. Revenues also include net additions totaling

$0.6 million in 1999 from the initial annual redemption of FCX's Silver-Denominated Preferred Stock and $37.6 million in 1997 from gold forward contracts. In January 2000, PT Freeport Indonesia entered into forward copper sales contracts to fix the price at $0.85 per pound on approximately 50 percent of its December 31, 1999 open pounds.

     At December 31, 1999, Atlantic Copper had contracts to sell
19.6 million pounds at an average price of $0.79 per pound though February 2000. Atlantic Copper had purchased forward 3.7 million pounds of copper at an average price of $0.76 per pound through December 2000 to eliminate the price risk on trade receivables with terms that allow certain of its customers to purchase specified quantities of copper at a future date and at fixed prices.

Debt. FCX, PT Freeport Indonesia and Atlantic Copper entered into interest rate swaps to manage exposure to interest rate changes on a portion of their variable-rate debt. Under the terms of these swaps, FCX pays an average of 6.3 percent on $320.0 million of financing at December 31, 1999 through January 2000. PT Freeport Indonesia's interest rate swaps matured December 30, 1999. Atlantic Copper pays an average of 6.1 percent on $97.8 million of financing at December 31, 1999, reducing quarterly through June 2000. From July 2000 through December 2000, Atlantic Copper will pay 4.7 percent on $82.1 million of financing. For the year
2001, Atlantic Copper will pay an average of 6.1 percent on an average of $68.6 million of financing. Interest on comparable floating rate debt averaged 5.4 percent in 1999, 5.7 percent in 1998 and 5.7 percent in 1997, resulting in additional interest costs of $1.1 million in 1999, $1.1 million in 1998 and $1.5 million in 1997.

     Atlantic Copper is a party to letters of credit totaling $7.5 million at December 31, 1999. Fair value of these letters of credit is not material at December 31, 1999.

Foreign Exchange Contracts. Atlantic Copper has a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta exchange rate. As of December 31, 1999, Atlantic Copper has foreign exchange currency contracts through November 2001 totaling $129.9 million on 19.7 billion Spanish pesetas (an average exchange rate of 151.9 pesetas to 1 U.S. dollar). Atlantic Copper recorded gains (losses) to other income related to its forward currency contracts, totaling $(14.9) million in 1999, $3.7 million in 1998 and $(6.5) million in 1997.

     PT Freeport Indonesia had a currency hedging program for the Indonesian rupiah and Australian dollar that expired in September
1999. PT Freeport Indonesia recorded net gains to production costs totaling $3.7 million in 1999 and $4.3 million in 1998 related to these contracts.

12. SEGMENT INFORMATION
FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled 89 percent in 1999, 91 percent in 1998 and 92 percent in 1997. The only customers under long-term contracts with over ten percent of revenues in at least one of the past three years are a group of Japanese companies with 11 percent in 1999, 12 percent in 1998 and 16 percent in 1997, and PT Smelting with 13 percent in 1999 and 1 percent in 1998. PT Freeport Indonesia's contract with the group of Japanese companies extends through 2000. There are several other long-term agreements in place, each representing less than 10 percent of FCX consolidated sales. Certain terms of these long-term contracts are negotiated annually.

     FCX revenues attributable to various countries based on the location of the customer follow:

                                         1999       1998         1997
                                      ----------  ----------   ----------
                                                  (In Thousands)
            Japan                     $  358,556  $  382,721   $  470,373
            Spain                        328,720     324,202      402,276
            Indonesia (PT Smelting)      252,586      25,610          -
            Switzerland                  219,250     269,355      297,821
            United States                187,731     250,922      131,042
            Others                       540,485     504,322      699,392
                                      ----------  ----------   ----------
               Total                  $1,887,328  $1,757,132   $2,000,904
                                      ==========  ==========   ==========

     FCX follows SFAS 131, "Disclosures About Segments of an
Enterprise and Related Information" which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment includes

PT Freeport Indonesia's copper and
gold mining operations in Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport
Indonesia's equity investment in PT Smelting in Gresik, Indonesia. The segment data presented below were prepared on the same basis as the consolidated FCX financial statements.

                                Mining     Smelting
                                 and         and     Eliminations     FCX
                              Exploration  Refining   and Other      Total
                              ----------   --------   ---------    ----------
                                               (In Thousands)
1999
Revenues                      $1,464,811a  $764,466   $(341,949)   $1,887,328
Production and delivery          534,119    709,038    (331,598)      911,559
Depreciation and amortization    259,372     29,373       4,468       293,213
Exploration expense                9,330        -         1,296        10,626
Loss in PT Smelting                  -       18,136b        -          18,136
General and administrative
 expenses                         52,410      9,572       8,642        70,624
                              ----------   --------   ---------    ----------
Operating income (loss)       $  609,580   $ (1,653)  $ (24,757)   $  583,170
                              ==========   ========   =========    ==========
Interest expense, net         $  137,787   $ 27,020   $  29,262    $  194,069
                              ==========   ========   =========    ==========
Provision (benefit) for
 income taxes                 $  175,581   $ (2,983)  $  23,055    $  195,653
                              ==========   ========   =========    ==========
Capital expenditures          $  150,596   $  9,807   $     419    $  160,822
                              ==========   ========   =========    ==========
Total assets                  $3,432,068   $709,432c  $ (58,584)   $4,082,916
                              ==========   ========   =========    ==========

1998
Revenues                      $1,351,123a  $753,957   $(347,948)   $1,757,132
Production and delivery          461,244    671,570    (333,131)      799,683
Depreciation and amortization    241,312     31,711       4,384       277,407
Exploration expense               11,542        -         1,491        13,033
Loss in PT Smelting                  -        4,948b        -           4,948
General and administrative
 expenses                         70,361     10,337       7,082        87,780
                              ----------   --------   ---------    ----------
Operating income              $  566,664   $ 35,391   $ (27,774)   $  574,281
                              ==========   ========   =========    ==========
Interest expense, net         $  164,734   $ 27,953   $  12,901    $  205,588
                              ==========   ========   =========    ==========
Provision (benefit) for
 income taxes                 $  152,795   $ (1,225)  $  18,996    $  170,566
                              ==========   ========   =========    ==========
Capital expenditures          $  280,026   $ 11,131   $     926    $  292,083
                              ==========   ========   =========    ==========
Total assets                  $3,487,527   $722,767c  $ (17,660)   $4,192,634
                              ==========   ========   =========    ==========
1997
Revenues                      $1,505,295   $874,514   $(378,905)   $2,000,904
Production and delivery          604,851    799,473    (397,244)    1,007,080
Depreciation and amortization    178,289     31,693       3,873       213,855
Exploration expense               14,758        -         2,871        17,629
Loss in PT Smelting                  -        1,524         -           1,524
General and administrative
 expenses                         76,549     11,197       8,855        96,601
                              ----------   --------   ---------    ----------
Operating income              $  630,848   $ 30,627   $   2,740    $  664,215
                              ==========   ========   =========    ==========
Interest expense, net         $  141,595   $ 32,560   $ (22,435)   $  151,720
                              ==========   ========   =========    ==========
Provision for income taxes    $  193,284   $    -     $  38,031    $  231,315
                              ==========   ========   =========    ==========
Capital expenditures          $  529,731   $ 54,721   $  10,035    $  594,487
                              ==========   ========   =========    ==========
Total assets                  $3,406,539   $742,184c  $   3,486    $4,152,209
                              ==========   ========   =========    ==========


a. Includes PT Freeport Indonesia sales to PT Smelting totaling $252.6 million in 1999 and $25.6 million in 1998.
b. Includes deferrals of intercompany profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting, for which the final sale has not occurred, totaling $8.0 million in 1999 and $3.3 million in 1998.
c. Includes PT Freeport Indonesia's equity investment in PT Smelting totaling $66.1 million at December 31, 1999, $80.8 million at December 31, 1998 and $83.1 million at December 31, 1997.

13.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)
Total estimated proved and probable mineral reserves at the Grasberg and other Block A ore bodies in Indonesia follow:

                    Average Ore Grade Per Ton            Recoverable Reserves
Year              --------------------------------  ----------------------------
-End      Ore     Copper     Gold         Silver      Copper    Gold     Silver
--------------------------------------------------------------------------------
     (Metric Tons)  (%) (Grams)(Ounce)(Grams)(Ounce)(Billions (Millions(Millions
                                                      of Lbs.) of Ozs.) of Ozs.)
1995  1,899,244,000  1.17  1.18  .038   3.78   .121     40.3     52.1    111.1
1996  2,008,285,000  1.19  1.18  .038   3.80   .122     43.2     55.3    118.7
1997  2,166,212,000  1.20  1.20  .039   3.95   .127     47.1     62.7    138.4
1998  2,475,478,000  1.13  1.05  .034   3.83   .123     51.3     64.2    153.1
1999  2,395,175,000  1.13  1.05  .034   3.85   .124     49.9     61.6    148.8

By Deposit at December 31, 1999
Grasberg:
Open
 pit  1,109,406,000  1.02  1.18  .038   2.99   .096     20.5     32.3     53.4
Under-
groun   691,094,000  1.08  0.77  .025   3.15   .101     14.0     13.6     36.3
Kucing
 Liar   320,457,000  1.41  1.41  .045   5.30   .170      8.2     10.3     25.5
DOZ     185,250,000  1.16  0.83  .027   5.21   .168      4.1      4.0     16.4
Big
 Gossan  37,349,000  2.69  1.02  .033  16.42   .528      1.8      0.9      9.9
DOM      30,892,000  1.67  0.42  .014   9.63   .310      0.9      0.3      4.7
IOZ      20,727,000  1.05  0.39  .013   7.63   .245      0.4      0.2      2.6
      -------------  ----  ----  ----- -----   ----     ----     ----   ------
Total 2,395,175,000  1.13  1.05  .034   3.85   .124     49.9     61.6    148.8


     Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $325 per ounce. Using prices of $0.75 per pound of copper and $280 per ounce of gold would reduce estimated recoverable reserves by approximately 9 percent for copper, 7 percent for gold and 9 percent for silver.

   In PT Freeport Indonesia's Block A, Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia's share of cost of the fourth concentrator mill expansion (Note 2). Incremental cash flow attributable to the expansion is now being shared 60 percent PT Freeport Indonesia and 40 percent Rio Tinto. PT Freeport Indonesia has assigned its interest in such incremental cash flow to Rio Tinto until Rio Tinto has received an amount equal to the funds lent to PT Freeport Indonesia, plus interest based on Rio Tinto's cost of borrowing. Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia's estimated net share of recoverable reserves follows:

                Year
                -End   Copper     Gold      Silver
               -----  --------   -------    -------
                      (Billions  (Millions  (Millions
                       Of Lbs.)   of Ozs.)   Of Ozs.)
                1995      34.6      46.0       96.7
                1996      35.9      47.4      100.4
                1997      37.8      51.3      111.3
                1998      40.0      51.6      119.1
                1999      38.7      49.5      115.3


14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                          Net Income
                                          Applicable  Net Income Per Share
                              Operating   to Common   ------------------
                  Revenues     Income       Stock       Basic    Diluted
                 ----------   ---------   ---------   --------   -------
                         (In Thousands, Except Per Share Amounts)
1999
  1st Quarter    $  415,836   $ 129,080   $  17,710     $.11       $.11
  2nd Quarter       470,335     130,189      18,961      .12        .12
  3rd Quarter       473,658     152,796      26,809      .16        .16
  4th Quarter a     527,499     171,105      37,307      .23        .23
                 ----------   ---------   ---------
                 $1,887,328   $ 583,170   $ 100,787      .62        .61
                 ==========   =========   =========
1998
  1st Quarter    $  396,132   $ 129,804   $  26,592     $.15       $.15
  2nd Quarter       433,858     134,938      25,802      .14        .14
  3rd Quarter b     442,126     135,088      23,842      .14        .14
  4th Quarter b     485,016     174,451      42,081      .26        .26
                 ----------   ---------   ---------
                 $1,757,132   $ 574,281   $ 118,317      .67        .67
                 ==========   =========   =========


a. Includes charges to operating income totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights and $3.8 million for certain nonrecurring costs.
b. Includes net charges to operating income totaling $4.5 million ($2.2 million to net income or $0.01 per share) in the third quarter and $4.6 million ($2.2 million to net income or $0.01 per share) in the fourth quarter associated with the sale of corporate aircraft.


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:

     We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 1999 and 1998, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                         /s/ Arthur Andersen LLP
New Orleans, Louisiana,
 January 18, 2000

FCX Class A Common Shares
Our Class A common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listings of NYSE securities. At year end 1999, the number of holders of record of our Class A common shares was 7,150.

NYSE composite tape Class A common share price ranges during 1999 and 1998.

                          1999                    1998
                  -------------------     -------------------
                   High         Low        High        Low
                  -------     -------     -------     -------
First Quarter     $11.875     $ 9.000     $19.375     $12.938
Second Quarter     16.938       9.375      20.313      14.063
Third Quarter      17.438      12.750      15.875      10.938
Fourth Quarter     18.750      13.375      14.000       9.188


FCX Class B Common Shares
Our Class B Common shares trade on the NYSE under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 1999, the number of holders of record of our Class B common shares was 11,652.

NYSE composite tape Class B common share price ranges during 1999 and 1998 were:


                          1999                    1998
                  -------------------     -------------------
                    High        Low         High        Low
                  -------     -------     -------     -------
First Quarter     $12.750     $ 9.125     $20.875     $13.063
Second Quarter     18.000      10.063      21.438      14.813
Third Quarter      18.688      14.000      16.625      11.250
Fourth Quarter     21.375      15.563      15.125       9.813


Common Shares Dividends
In December 1998, in response to low commodity market prices for copper and gold, FCX's Board of Directors authorized elimination of the regular quarterly cash dividend on common stocks as part of FCX's cash flow enhancement efforts.

FCX Class A and Class B common share cash dividends declared and paid for the quarterly periods of 1998 were:

                          Amount         Record           Payment
                         Per Share        Date             Date
                        ----------    -------------     ------------
First Quarter              $.05       Apr. 15, 1998     May  1, 1998
Second Quarter              .05       Jul. 15, 1998     Aug. 1, 1998
Third Quarter               .05       Oct. 15, 1998     Nov. 1, 1998
Fourth Quarter               -             n/a              n/a


        Inside Back Cover