Form 10-K405, Exhibit 13
period 2000-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2001-03-23
CIK 831259

WORKING TOWARD SUSTAINABLE DEVELOPMENT

2000 ECONOMIC, SOCIAL AND ENVIRONMENTAL REPORT

Introduction

Two years ago, we announced our commitment at Freeport-McMoRan Copper & Gold Inc. (FCX) to work toward sustainable development and our desire to become known as an industry leader in sustainable development practices. This commitment, "Working Toward Sustainable Development," became the new title for the Economic, Social and Environmental Report presented each year here in our annual report. This report and its predecessors are available on our web site (fcx.com).

But changing the title of our report was the least of what we have done. We have reexamined our environmental and social practices from the ground up, including seeking the professional opinions of outside experts in every area, as part of our continuous search for ways to improve in every aspect of our operations. We have joined a worldwide, collaborative effort among the mining industry, economic groups and nongovernmental organizations to define the principles and practices of sustainable development for our industry. Sustainable development - balancing economic, social and environmental issues in a way that meets the needs of the present without compromising the ability of future generations to meet their own needs - is particularly challenging for the mining industry.

Most important, we have found and continue to find many ways to improve - to lessen our environmental impacts, or to mitigate them when they occur; to improve our relationship with the local people where we operate; and to make certain that the local people are reaping the benefits of our success in terms of real improvements in their quality of life. These positive steps, which measure our progress along the path to sustainable development during the year 2000, are detailed in this report.

The definition of "sustainability" is unique to every situation and changes as global and local conditions change. Because of this, our quest for sustainable development will be unending. We think it is the search for sustainability itself that keeps us sharp and on the leading edge of continual improvements in our industry. So we will continue "Working Toward Sustainable Development" and reporting our progress to you.

(Photo)
This corn project is part of an integrated agriculture, aquaculture and animal husbandry program taking shape in the Ajkwa Deposition Area.

Fig. #1
Financial benefits of PT Freeport Indonesia's operations to the people and Government of Indonesia.

(Pie charts showing the following data)

                                   For Years         For
                                   1992-2000        2000
                                   ---------        ----
                                        (in millions)
Domestic Reinvestments                $3,953        $224
Goods & Services Purchased             2,253         226
Dividends, Royalties & Taxes           1,633         165
Wages, Salaries & Benefits               547          54
Charitable Contributions                 220          31
                                      ------        ----
                                      $8,606        $700
                                      ======        ====

PT FREEPORT INDONESIA

I. Economic Impacts

PT Freeport Indonesia contributes to the economies of the province of Irian Jaya (Papua) and the Republic of Indonesia through the payment of taxes, dividends and royalties; voluntary economic development programs, such as the Freeport Fund for Irian Jaya Development; infrastructure development; employment; and the purchase of local and national goods.

PT Freeport Indonesia has frequently been the largest taxpayer in the Republic of Indonesia. In addition, it pays royalties on all minerals removed from the ground. Since 1991, these direct benefits to Indonesia have totaled $1.6 billion. Taxes and royalties are paid to the central government in Jakarta and then distributed according to government policy and priorities. Indonesia's central and regional governments are currently changing the distribution of such revenues so that a greater portion will benefit the regional government. We support this change.

Since it began development activities more than thirty years ago, PT Freeport Indonesia has made significant investments in infrastructure both for the use of the company and for the public in southern Irian Jaya (Papua).

This includes medical facilities, roads, an airport and heliports, schools, housing, community buildings and places of worship. PT Freeport Indonesia is also one of the largest private employers in Indonesia and by far the largest in Irian Jaya (Papua). At the end of 2000, PT Freeport Indonesia directly employed 6,934 people and another 1,953 contract workers were employed by companies that provide services locally and exclusively to PT Freeport Indonesia. Of this total of 8,887 employees, 2,186, or 25%, were Papuans. In addition, approximately 5,000 persons worked for privatized companies providing services within PT Freeport Indonesia's operations area. Finally, PT Freeport Indonesia uses as many locally and nationally produced goods as possible.

Besides the $1.6 billion paid in direct benefits to the Government of Indonesia under PT Freeport Indonesia's new Contract of Work from 1992-2000, operations have provided another $7.0 billion in indirect benefits in the form of wages and benefits paid to workers, purchases of goods and services, charitable contributions and reinvestments in operations (see Fig. #1).

II. Social Change and Development

Population Growth and Social Impacts
From the beginning of its operations in Irian Jaya (Papua), PT Freeport Indonesia has supported programs to benefit the Amungme and Kamoro people who were the area's traditional inhabitants. When it began operations in 1972, with a local population numbering fewer than 1,000 and a relatively small mine, the company's initial programs were simple and limited. With the discovery of the world-class Grasberg deposit in 1988 and the years of rapid operational expansion that followed, both the needs of the local communities and the efforts by the Indonesian government and PT Freeport Indonesia to respond to them with an array of social and economic programs spiraled in complexity.

The very success of the company and these programs became an attraction - economic and educational opportunities brought in thousands of Papuans from outside the company area, hoping for a better life for their children. Hospitals and specialized medical care programs to treat malaria, tuberculosis and sexually transmitted diseases drew those with chronic illnesses from other areas where no treatment is available. The Indonesian government, pursuing its policy of transmigration, moved thousands of people into the area from other parts of Indonesia. Other businesses have located in the area, adding to the local economy and population. The result of these trends has been to bring together a complex mixture of Papuan indigenous peoples, which have their own history of interethnic tensions, with Indonesians from other islands who have different ethnic and cultural backgrounds. These diverse groups were all combined in a population that rapidly grew to its present size of more than 100,000.

This rapid growth and urbanization has had significant social and environmental impacts. The Amungme and Kamoro peoples, the traditional inhabitants, find themselves outnumbered by Papuans from other tribes who have moved in from outside the area, drawn by the magnet of opportunity. The Papuans as a whole in this area are now outnumbered by Indonesians from other islands.

During 2000, PT Freeport Indonesia undertook a study of the people living within the Mimika district in order to better understand the demographics of the area and what this portends for the company's efforts to work toward sustainability in its social and environ-mental influences. The company is working hard to provide a solid planning foundation to help the residents of the area - Amungme and Kamoro, other Papuans and the non-Papuans who have settled there - to take the next important steps in creating a sustainable community in which services and opportunity are available equally to all residents, human rights and dignity are respected and the company's operations are a long-term positive force for sustainable development.

Social and Cultural Commitment
We are committed to building and maintaining positive relationships with the indigenous peoples living in the areas where we operate and to the continuous improvement of those relationships. Part of this commitment is to provide opportunities for social and economic development for the local people, including special efforts to train and hire people indigenous to each operational area. Another part is to learn more about the local people, their histories and their changing circumstances in order to achieve a greater understanding necessary for building constructive relationships. Perhaps most important is our commitment to treat the local people with respect and to consult them on important operational issues that impact their communities.

(Photo)
In the lowlands near our operations, we support local development like this fish-raising project.

PT Freeport Indonesia understands the need of the unique peoples of Irian Jaya (Papua) to preserve their cultures in the face of modernization. For this reason, the company has long supported the Asmat Art and Cultural Festival and sponsors the annual Kamoro Art and Cultural Festival. PT Freeport Indonesia has also sponsored social, cultural, language and economic studies of the Amungme and Kamoro people - traditional inhabitants of the land where the company operates - and this work has resulted in improved communication and understanding as well as better education and training programs.

Milestone Agreements with the Amungme and Kamoro
In July 2000, a formal memorandum of understanding was signed by PT Freeport Indonesia and the local community organizations representing the Amungme and Kamoro peoples. The agreement - which addresses socioeconomic resources, human rights, land rights and environmental rights was the result of five years of dialogue. The early discussions were facilitated by the Indonesian Human Rights Commission. The agreement details the aspirations of the traditional residents of the company's operations area and PT Freeport Indonesia to seek harmonious and mutually beneficial relationships based on equality, honesty and justice. The purpose of the agreement is to improve the quality of life of the Amungme and Kamoro communities and to ensure that they fairly benefit from the company's operations; to improve the appreciation of human rights and respect for the dignity and understanding of the culture of the Amungme and Kamoro communities and others in the company's operations area; and to improve the quality of the environment.

The agreement is intended to be the foundation for mutually beneficial initiatives and several have already resulted, including the formation of a company by the local people to perform earth moving and levee maintenance in the tailings deposition area; the development of an integrated agriculture, aquaculture and animal husbandry program in the tailings deposition area; and the building of offices and residences for local leaders. The agreement also establishes procedures to continue negotiations between community organizations and the company. A second memorandum of understanding was signed on December 27, 2000 between PT Freeport Indonesia and the residents of Banti, a village approximately two miles from Tembagapura, our mine's residential community. Some residents of the village felt threatened after an

(Photo)
A mother and child visit the Mimika outpatient "Poliklinik," a unit of the Mimika Community Hospital, funded by the Freeport Fund for Irian Jaya Development.

incident in May 2000
when an overburden stockpile slipped and a wave of water and material flowed down the river adjacent to the village. (See "Wanagon Overburden Stockpile Slippage" on page 15.) No residents of the village were injured and no long-term environmental effects resulted, but there was minor property damage and it was determined that some houses in the village were not safe. Discussions with Banti residents resulted in a plan to build new homes, using a design of their choosing, for the affected residents in another location. The agreement also provides for enhanced local economic opportunities for the community and expanded educational programs, as well as continued discussions between the company and the people of Banti about issues of mutual concern.

Freeport Fund for Irian Jaya Development
In April 1996, PT Freeport Indonesia agreed to commit at least one percent of its revenues for the next ten years to the Freeport Fund for Irian Jaya Development to support village-based health, education, economic and social development programs in its area of operations. This commitment replaced community development programs undertaken by the company that cost a similar amount of money each year. Through the end of 2000, contributions to the fund have totaled $74.8 million, including $66.1 million from PT Freeport Indonesia and $8.7 million from the company's joint venture partner in the Grasberg project, Rio Tinto plc. In 2000, the fund received a total of $16.9 million, $14.1 million from PT Freeport Indonesia and $2.8 million from Rio Tinto. The 2000 expenditures supported programs on health care, education and village development.

The Lembaga Pengembangan Masyarakat-Irian Jaya (LPM), or the People's Development Foundation-Irian Jaya, oversees disbursement of these funds. The LPM Board of Directors is made up of the head of the local government, currently a Kamoro; a leader of the Amungme people; a leader of the Kamoro people; and leaders of the three local churches.

Human Rights Issues
Because of the activities of a separatist group in Irian Jaya (Papua), the Government of Indonesia has stationed armed forces there. There have been a number of clashes between the Indonesian military and the separatists and there have been allegations of human rights violations in connection with some of these incidents. Some of these allegations have been investigated and some individuals in the military who were determined to be involved have been punished.

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

Human Rights Commitment and Initiatives
We have taken a clear position promoting basic human rights and have communicated that position to our employees through our Social and Human Rights Policy adopted by our Board of Directors. The policy includes specific actions to support human rights to be undertaken by the company and by employees. Over the past two years that policy has been implemented in steps through training of employees to better understand the implications of human rights policy in the context of our operations. The most intensive training has been undertaken in PT Freeport Indonesia's Security Department. Outside trainers from Indonesian human rights organizations and from local universities have provided theoretical and practical training. In the meantime, revisions to our Social and Human Rights Policy - already considered to be one of the most proactive in industry - have been recommended and are being adopted during 2001. These revisions, some proposed by human rights organizations, will further strengthen our policy. We have also contracted with an expert on corporate policies and codes of conduct to establish benchmarks during 2001 for evaluating our Social and Human Rights Policy, so that we may measure and monitor its effectiveness.
As part of enhancing human rights awareness throughout the company, Judge Gabrielle McDonald was appointed as Special Counsel to the Chairman for Human Rights. Already a member of our Board of Directors, Judge McDonald has had a distinguished career as a civil rights lawyer, a federal judge and as President of the International Criminal Tribunal for the former Yugoslavia. In 2000, she undertook an extensive tour of Indonesia and met with many prominent local leaders and human rights advocates in Jakarta, Jayapura and Timika and reported publicly on her findings.

In December 2000, we endorsed the joint U.S. State Department-British
Foreign Office Voluntary Principles on Human Rights and Security. The Voluntary Principles were endorsed by several major natural resources companies and by important human rights organizations. We participated in drafting the principles and have incorporated the principles in our Social and Human Rights Policy. In announcing the principles and naming the companies that had endorsed them, U.S. Secretary of State Madeleine Albright called the agreement "a landmark for corporate responsibility ... (that) ... demonstrates that the best-run companies realize that they must pay attention not only to the particular needs of their communities, but also to universal standards of human rights, and that in addressing those needs and standards there is no necessary conflict between profit and principle."

Although clashes between separatists and Indonesian government forces resulted in numerous violent incidents in other parts of Irian Jaya (Papua) during the year 2000, peace prevailed in the area of PT Freeport Indonesia's operations. This is due in part to the efforts of Thom Beanal, a member of the PT Freeport Indonesia Board of Commissioners and the leader of LEMASA, the Amungme tribal organization; and Mama Yosepha Alomang and her HAMAK Foundation. We have worked hard to gain their trust and they, in turn, have worked hard with their people to seek peaceful solutions. Mama Yosepha declared the Mimika district, where we operate, a "Zone of Peace" during December 2000 and wrote FCX's Chairman of the Board, J.R. Moffett, expressing appreciation for the human rights seminar organized by PT Freeport Indonesia's security department and the Cenderawasih University.

Land Rights
Under the Indonesian Constitution, all unimproved land is legally state-owned land. Similarly, all minerals belong to the state. PT Freeport Indonesia's "January Agreement" of 1974 with the Amungme was the first recognition in Indonesia of hak ulayat, or the right of traditional people to undeveloped land for hunting and gathering. Subsequent to that landmark agreement, the Government of Indonesia formally recognized hak ulayat land rights.

Fig. #2
PT Freeport Indonesia has surpassed its goals for Papuan employees and Papuan staff since 1996.

(Graphs showing the following data)

              Total Papuan Employees       Papuan Staff
              ----------------------       -------------
                Target     Actual          Target Actual
                ------     ------          ------ ------
3/96              640         640            48      48
12/96             738         759            52      55
12/97             868       1,060            56      89
12/98             998       1,122            61      87
12/99           1,128       1,254            66     103
12/00           1,258       1,523            71     114



Fig. #3
Tests on tailings show a non-acid forming potential.

(Graph showing the following data)

                       1996   1997   1998   1999   2000
                       ----   ----   ----   ----   ----
                            (Annual Average Value)
Potential kilograms    (35)   (24)   (36)   (22)   (34)
 of acid per metric
 ton of tailings


Cash compensation is paid only for improvements to land, such as agriculture and gardens. Because its operations have rarely affected improved land, PT Freeport Indonesia has only infrequently paid cash compensation and the amounts have been very minor. Hak ulayat, however, is a communal property right. Instead of cash, communal benefits called recognisi are provided for the release of hak ulayat rights following a negotiation involving both the government and the local people. PT Freeport Indonesia has agreed to pay recognisi in several instances, as approved by the government:

  * The "January Agreement" of 1974 between the company and the Amungme recognized the hak ulayat rights of the Amungme to traditional lands used for company operations and the payment of recognisi was agreed upon and paid. This agreement released the mining area, Tembagapura, the airport site, port site and the road/pipeline right of way connecting them.

  * A 1993 agreement involving the company and the Kamoro residents of the village of Iwaka concluded a hak ulayat release for the townsite of Kuala Kencana and recognisi was paid to the villagers.

  * Agreements in 1997 between the company and the Kamoro tribal communities of Nawaripi and Tipuka concluded hak ulayat releases of traditional rights to additional lands for the tailings deposition area, power transmission lines, additional roads and the expansion of the port and other facilities. This agreement and the payment of recognisi was facilitated by the Sejati Foundation, an Indonesian nongovernmental organization that works to protect the rights of indigenous people.

In 1981, 1983 and 1985, the Government of Indonesia concluded three separate hak ulayat agreements with the Kamoro people for large tracts for the transmigration program sites, the Timika town site and sites for additional facilities near the airport. PT Freeport Indonesia was not a party to these agreements. PT Freeport Indonesia is also currently negotiating with the Amungme and Kamoro peoples voluntary additional recognisi as a reflection of the expanded scope and continuing success of the mining operations.

Education, Training and Employment
In 1996, PT Freeport Indonesia initiated an aggressive program to increase the number of Papuan employees throughout the workforce and especially among management. The goal was to double the total number of Papuan employees by 2001 and the total number of Papuan staff (managerial and professional) employees by 2006. Both goals have already been surpassed. At the end of 2000, PT Freeport Indonesia had 1,523 Papuan employees, compared to 640 in 1996; and 114 Papuan staff employees, compared to 48 in 1996 (see Fig. #2).

Because there has not been a strong tradition of education in Irian Jaya (Papua), special educational efforts are necessary to continue to increase the Papuan share of the company's work force. In addition to the educational programs that are part of the Freeport Fund for Irian Jaya Development, PT Freeport Indonesia is also working on establishing a training institute. This institute will have training for all levels of mine and support personnel and will include a technical high school and polytechnic training.

(Photo)
Our operations have directly supported the building of three schools for local children, provided financial support for 12 other schools and 5,000 scholarships for Papuans.

III. Environmental Management

Environmental Commitments
We are fully committed to minimizing the impact of our operations on the surrounding environment and to reclaiming or revegetating land that is disturbed. As part of our comprehensive Environmental Policy, we are a signatory to the International Council on Metals and the Environment Environmental Charter. Through this policy, we commit to giving our highest priority to sound environmental management and practices; to providing adequate resources to fulfill that responsibility; and to continuous improvement of our environmental performance at every operational site. We also commit strongly to supporting scientific research to assist us in finding and applying appropriate environmental technologies; to comprehensive monitoring to ensure that our practices are working; and to both internal and external environmental audits to measure performance.

Auditing
Our Environmental Policy requires the performance of annual internal environmental audits. The 2000 internal audit concluded that PT Freeport Indonesia's Irian Jaya (Papua) operations are in material compliance with Government of Indonesia laws and regulations. In addition, PT Freeport Indonesia made a commitment to independent external technical environmental audits by qualified experts every three years, with the results to be made public. The first such audit was in 1996, when PT Freeport Indonesia was the first company in Indonesia to undergo an external environmental audit of its operations under a new voluntary program of the Government of Indonesia. The independent, internationally qualified environmental consulting firm Dames & Moore conducted the technical audit. The results of that audit were made public and its 33 primary recommendations were implemented.

The second external triennial technical environmental audit of PT Freeport Indonesia was completed in 1999 and its results were also made public. The audit was conducted by the internationally recognized environmental consulting and auditing firm of Montgomery Watson. The auditors found "the Environmental Management System (EMS) developed and implemented by PT Freeport Indonesia to be exemplary and a showcase for the mining industry." The auditors concluded that PT Freeport Indonesia "
 ... incorporates environmental management systems supported by environmental programs and resources that achieve the standard of practice for world-scale mines." Montgomery Watson also provided specific recommendations, including that PT Freeport Indonesia conduct a comprehensive groundwater study and additional groundwater monitoring, increase biological monitoring in estuaries, modify the closure plan to include tailings and port site areas, and continue development of effective and innovative technology for the treatment of acid rock drainage.

All of these major recommendations were acted upon during 2000, although some of the recommendations are long-term and action will be ongoing. Responding

(Photo)
Our overburden reclamation continues to show promising results in a very challenging high-altitude environment.

to these recommendations, PT Freeport Indonesia has conducted comprehensive groundwater studies to assist in capturing and monitoring the impacts of acid rock drainage; increased monitoring of mangrove invertebrates including mollusk and crustacean species; initiated a crocodile and turtle survey; initiated the expansion of the site-wide project closure plan with a renewed focus on end-of-mine-life social issues; and conducted a comprehensive global review and pilot plant studies of acid rock drainage treatment technologies, resulting in selection of a proprietary treatment process. The first stage of the treatment plant is to be commissioned in the third quarter of 2001.


Early in 2000, following the public release in December 1999 of the Montgomery Watson audit, the Indonesian State Minister for the Environment and BAPEDAL (the Indonesian environmental protection agency) posed questions about the audit. A number of additional meetings were held with BAPEDAL staff and substantial additional information was provided. In its validation report on the audit, BAPEDAL and the State Minister for the Environment made a number of critical comments about the Montgomery Watson audit. Montgomery Watson responded to these points in detail and PT Freeport Indonesia continues to work cooperatively with BAPEDAL to strengthen and enhance the voluntary environmental audit process.

The 1996 audit report by Dames & Moore and the executive summary of the 1999 audit by Montgomery Watson are available on our Internet web site "fcx.com." In addition, the full text of the Montgomery Watson audit report is available upon request.

ISO 14001 Environmental Management System
ISO 14001 is a voluntary international standard that provides a systematic approach to continual improvement by companies in their Environmental Management System. PT Freeport Indonesia has committed to achieve the certification for its operations. In the year 2000, PT Freeport Indonesia completed the distribution of Environmental Management System documents and conducted training of personnel in the newly revised and organized Environmental Management System. An internal audit was conducted in August 2000 to review the completeness of the Environmental Management System and, based on its findings, the company then solicited several ISO certification companies to submit bid proposals for conducting the formal certification audit in 2001.

(Photo)
Three phases of reclamation in the Ajkwa Deposition Area are shown here: at top, recent tailings deposition; in the middle, natural succession of local grasses, shrubs and trees; and at bottom, agricultural tests being conducted at our reclamation test center.

Tailings Management Plan
Tailings are the finely ground natural rock left over from the processing of copper ore by physical grinding and flotation methods. Under PT Freeport Indonesia's Tailings Management Plan, approved by the Government of Indonesia, the Ajkwa Deposition Area operates as an engineered, managed system for the deposition and control of tailings. Tailings reclamation studies show that the Ajkwa Deposition Area, a portion of the flood plain of the Ajkwa River currently encompassing some 14,000 hectares, can be readily revegetated with native and agricultural plant species once mining is completed (see "Reclamation and Revegetation" below).

PT Freeport Indonesia has conducted comprehensive technical evaluations of alternative tailings disposal options and has selected the most appropriate management system for the site conditions. Both independent environmental audits of PT Freeport Indonesia's

Environmental Management
Systems - by Dames & Moore in 1996 and Montgomery Watson in 1999 - have concluded that the company's Tailings Management Plan represents the best alternative considering the applicable geotechnical, topographic, climatologic, seismic and water quality conditions.

Tailings have an alkaline pH when released from the mill and data show that the pH in the Ajkwa River system is alkaline, meaning the tailings are not producing an acidic condition (see Fig. #3). (The pH is a measure of acidity or its opposite, alkalinity. Neutral is 7.0, meaning any pH greater than that is alkaline.) The annual average pH in the Ajkwa River for 1996 through 2000 ranged from 7.5 to 8.1.

Comprehensive water quality sampling of the tailings management system shows that the water in the Ajkwa River and Ajkwa Deposition Area meets not only Indonesian Government water quality limits, but also U.S. Environmental Protection Agency (EPA) and World Health Organization (WHO) drinking water standards for metals, including copper (see Fig. #4). In addition, when the data are compared to U.S. EPA water quality criteria and other scientific information on copper impacts on aquatic organisms, the values for dissolved copper in the Ajkwa River system are within the acceptable range of these values.

Fig. #4
Comprehensive sampling of water in the Ajkwa river shows that copper concentrations are minimal.

(Graph showing the following data)

                        Dissolved copper in parts-per-million
                          1996   1997   1998   1999   2000
                         -----  -----  -----  -----  -----
                          (Annual Average Concentration)
U.S. EPA water quality
 criteria for copper     1.300  1.300  1.300  1.300  1.300
WHO drinking water
 standard for copper     1.000  1.000  1.000  1.000  1.000
Ajkwa River              0.050  0.018  0.015  0.011  0.009


Extensive biological sampling shows that comparable numbers of species and aquatic organisms were collected in the Ajkwa and Minajerwi estuaries downstream of the Ajkwa Deposition Area (with tailings) as were found in the Kamora and Otokwa estuaries (without tailings) (see Fig. #5).

Fig. #5
Tailings estuaries (Ajkwa and Minajerwi Rivers) have comparable numbers of aquatic species and organisms as reference estuaries without tailings (Kamora and Otokwa Rivers) based on per unit catch by trawl-net sampling.

(Graphs showing the following data)

                           Number of      Number of
                            species       Organisms
                           ---------      ---------
                       (1996 to 2000 Quarterly Average)
Rivers with tailings
   Ajkwa                      21              865
   Minajerwi                  26            1,192
Rivers without tailings
   Kamora                     27              941
   Otokwa                     23              626


Reclamation and Revegetation
In fulfillment of its commitment to reclaim or revegetate land disturbed by its operations, PT Freeport Indonesia has conducted comprehensive scientific programs for years in both the highlands and the lowlands areas. In the lowlands, the reclamation programs have demonstrated that both native and agricultural species grow well on tailings soil. The purpose of the programs is to provide the necessary knowledge to transform the Ajkwa Deposition Area into agriculturally productive land or return it to native vegetation in the future. Plants successfully tested include grasses for fodder; local trees such as casuarina and sago; cash-crop trees such as guava, coconut, banana, papaya, orange, avocado, starfruit, mango, breadfruit and others; other cash-crop plants such as peanuts, pineapple and sugar cane; vegetables such as green beans, soy beans, peas, chili peppers, cucumbers and tomatoes; other cash crops such as coffee, cloves and oil palms; and crops favored by the local people such as taro and sweet potato (see Fig. #6). PT Freeport Indonesia's comprehensive sampling program monitors environmental conditions in the tailings deposition area. Rigorous testing performed on edible plants and fruits grown on tailings impacted areas continues to show that the metals consituents remain safely below recommended national and international standards.

Also being successfully tested in the lowlands tailings deposition area are aquaculture ponds for raising food fish such as barramundi and tilapia; and goldfish, also favored as a food fish by many Indonesians. In a new program, featuring a partnership between the local people and a professional farmer, commercial agriculture is being tested on tailings soil.

In the highlands, the reclamation studies are perhaps more challenging. Alpine plant species are more difficult to propagate and grow more slowly in the colder, higher elevations around the mine site. In many cases, PT Freeport Indonesia's scientists are conducting original research on species about which little is known. Because the end of the mine's life is at least decades into the future, PT Freeport Indonesia should have sufficient time to complete these studies and programs which will meet our commitment to revegetate with native species those highland areas disturbed by mining activities (see Fig. #6).

Fig. #6
Reclamation tests show success for many species on tailings; overburden testing to date reflects challenges of high-altitude reclamation. (Data is cumulative 1995 through 2000).

(Graph showing the following data)

                          Species        Species
                           Tested       Successful
                          -------       ----------
                         (Number of plant species)
Tailings                     118            108
Overburden                    57             33


Ecological Risk Assessment
PT Freeport Indonesia continues to conduct a formal, protocol-structured ecological risk assessment of its tailings management plan. The risk assessment, which includes both environmental and human health components, consists of three phases. The first phase, the screening level risk assessments, were completed early in 2000 and investigated potential risks from the tailings management system to human health and terrestrial and aquatic ecosystems. Each potential risk was examined and quantified and those that were found to pose no significant risk were screened out, or eliminated from further detailed study. The second phase required implementation of individual scientific studies or data-gathering projects to provide the risk assessors with information for further, detailed review of potential risks not screened out. Completion of the phase two data gathering was accomplished by the end of 2000. The final phase, the detailed risk assessments, is under way with the environmental risk assessment final report to be completed in mid-2001. The results of this comprehensive series of studies will guide PT Freeport Indonesia's future tailings management decisions. These assessments are being conducted by a team of Indonesian and international scientific experts in the field.

The ecological risk assessment includes dozens of scientific studies on a broad array of topics including water chemistry, human use and dietary survey, groundwater and hydrogeologic data collection, surveys of metals in tailings soil and windblown dust, uptake of metals to plants, impact of tailings sediments on aquatic ecosystems, analysis of fish tissue, and many others. This PT Freeport Indonesia project is believed to be the most extensive privately funded ecological risk assessment ever conducted.

Fig. #7
The comprehensive Long-Term Monitoring Plan encompasses a large number of samples and analyses every year.

(Graphs showing the following data)

                          Number of samples      Number of analyses
                          ------------------    --------------------
                          1998   1999   2000    1998    1999    2000
Type of Sample:
 Aquatic Biology           474    408    634    1,896   1,224   1,268
 Aquatic Tissue            611    850    770    3,932   4,250   9,410
 Mine Water                120    258    133    1,743   6,709   4,429
 Surface Water           1,095    766    440    8,676  22,984  25,235
 Tailings                2,349  2,451  3,954   11,745  12,258  11,162


Wanagon Overburden Stockpile Slippage
On May 4, 2000, a slippage occurred in the overburden waste stockpile at the Wanagon basin following a period of excessive rainfall, causing a wave of water and material to overflow from the basin. Four employees of a contractor to PT Freeport Indonesia were working in the area and perished. Contained

(Photo)
Supported by a cooperative program between PT Freeport Indonesia and the local people, growing chili peppers has shown success as a cash crop.

within the mud were the treatment solids from the lime precipitation of acid rock drainage, which then entered the tailings river system near the village of Banti. Sampling and monitoring were initiated at a number of stations covering the entire tailings system between the mine and estuary for a period of several months. A specific risk analysis was conducted as a result of this event and was based on the monitoring program. No long-term environmental effects were found from the direct monitoring nor predicted by the risk assessment. The slippage caused a flow of sediments containing slightly elevated levels of precipitated copper. As a result, water quality in the river was temporarily diminished due to higher levels of total suspended solids.

PT Freeport Indonesia engaged international experts and outside consultants led by a team from the Institute of Technology of Bandung (Indonesia) to conduct a comprehensive study of the cause of the slippage and to recommend a future course of action. Working with the close cooperation of the Indonesian Department of Energy and Natural Resources and also BAPEDAL, the company initiated a stockpile stabilization program and voluntarily agreed to a temporary limitation on ore production from the Grasberg open pit of 200,000 metric tons per day average. (Underground production was not affected.)

A safe-zone based on engineering calculations was subsequently identified along the Wanagon River and within the village of Banti. The residents within this zone were temporarily moved to Tembagapura and the houses were removed. These families are being relocated to new housing designed according to their wishes and located on higher ground in Banti. After successful completion of the stabilization program and consultation with the Indonesian government and affected local residents, normal overburden placement at the Wanagon stockpile resumed and the restriction on production from the Grasberg open pit was lifted at the end of 2000.

Overburden and Acid Rock Drainage Management
Overburden is the rock with no economic value that has to be moved aside in accordance with a comprehensive Overburden Management Plan in order to reach the ore in the mining process. Most metals occur in nature as minerals called sulphides. If they are mined, and rock containing sulphides is left exposed to the elements, the action of water, oxygen and natural bacteria can create sulphuric acid. This acidic water can dissolve metals contained in rock and, if not collected or treated, the contaminated water can be harmful to aquatic organisms and plants. This condition is called acid rock drainage. PT Freeport Indonesia continuously monitors and manages acid rock drainage.

For a short time following the Wanagon event in May, restrictions were placed on the usage of the Wanagon basin for storage of overburden by the Government of Indonesia. This resulted in short-term modifications of the mining plan and use of the Carstenzwiede and Manado overburden stockpile areas. Overburden placement resumed in the Wanagon Basin in July with the commencement of an 8-million-ton overburden stockpile stability program. In September, this stability program was evaluated and extended to accommodate an additional 25 million tons. A comprehensive evaluation of the overburden stockpile program was completed in December and normal overburden placement at the Wanagon basin resumed, with approval of the Indonesian Department of Energy and Natural Resources.

For several years a liming plant has been used in the Wanagon basin to neutralize acid rock drainage and to precipitate from it the dissolved copper. The precipitation solids were contained within the Wanagon basin. After the Wanagon event, the same system and facilities remained in operation, except that it was not possible to contain the precipitate within the basin. Water quality of the Wanagon River below the basin has been monitored since the Wanagon slippage event. With few exceptions, the dissolved copper in this water has remained well below water quality limits for environmental safety.

During 2000, a technical study of copper removal treatment options was completed which led to further testing of the three most promising treatment schemes. From this work, which included the operation of a pilot plant, fluid bed reactor iron cementation technology was determined to be the most appropriate. Construction will be completed and the plant will begin operation in 2001.

The fluid bed reactor iron cementation plant will be constructed in the mill area for the purpose of removing dissolved copper from acid rock drainage. This facility will be used to treat acid rock drainage collected from the mining, overburden storage and other areas. The fluid bed reactor plant will be constructed in modules of approximately 5,000-gallon-per-minute capacity each, allowing for future expansion as the need arises. The first plant module is planned to be operational by mid-2001.

The fluid bed reactor is a modern adaptation of the proven process of iron reduction. It is planned to be capable of removing dissolved copper from water in the ranges of approximately 20 milligrams per liter to 1,000 milligrams per liter. The effluent from the fluid bed reactor will be neutralized with lime solution and added to the tailings thickener where it can be either reused or released with the tailings. The recovered copper will become salable product and the net proceeds from the sales will be used for community support.

Long-Term Environmental Monitoring Plan
PT Freeport Indonesia conducts a Long-term Environmental Monitoring Plan to evaluate the potential impact of its operations on water quality, biology, hydrology, sediments and air quality. This comprehensive program ensures that the company has all of the necessary scientific information available for all environmental aspects of its operations in order to minimize, mitigate and properly manage environmental effects. Fig. #7 shows the number of samples and analyses conducted in 2000 as part of this extensive program.

Waste Management and Recycling
PT Freeport Indonesia has implemented a comprehensive waste management system utilizing the principles of reuse, recycling and reduction. Waste minimization programs involving reduction and substitution of environmentally friendly products are already in place. Bulk containers, waste oil (see Fig. #8), used paper and tires are all reused locally in environmentally acceptable manners. Other recyclable materials such as aluminum, scrap metals and used batteries are collected and stored pending the issuance of government regulations on resale or trade.

The company conducts waste segregation, including small amounts of hazardous waste, at the point of origin wherever possible. Medical wastes are separated from other wastes in special containers for final destruction in a medical waste incinerator. Collection and packaging of the small amount of wastes from assay work on ore samples, which is shipped off-site to a special hazardous waste facility, are strictly conducted under Indonesian government regulations. The other solid wastes are disposed of in three specially designated locations at landfills for inert wastes and a landfill for biodegradable wastes, which is lined and equipped with a leachate collection and treatment system.

Mimika Environmental Forum
Although PT Freeport Indonesia has comprehensive programs to minimize and manage all of its environmental impacts, these programs are focused on the company's operations. Rapid urbanization is taking place surrounding the company's operations in the local Mimika regency of Irian Jaya (Papua), Indonesia, and this growth also has environmental impacts. The population in this area has grown from less than 1,000 to more than 100,000 in three decades. The new regional government is struggling to cope with issues that even more developed regions of Indonesia, or the world, would find challenging. Among them are clean water distribution, waste disposal, drainage and flood control, power generation and transmission, roads and other infrastructure.

PT Freeport Indonesia is lending its expertise to the local government to help face these challenges in ways that will benefit everyone in the future. In addition, the company has worked to open an ongoing, community-wide dialogue to better understand and manage the environmental issues associated with growth. PT Freeport Indonesia and the local Mimika government have invited an environmental non-governmental organization, Eco Bumi Nusantara, to serve as a facilitator for the Mimika Environmental Forum. The forum, made up of local tribal, religious, government and business leaders, meets regularly to discuss ways to minimize the environmental impacts that result from rapid growth and to manage and mitigate those impacts that do occur. The organization's goal is to educate and involve the community in striking a balance between growth and environmental responsibility.

Fig. #8
Waste oil reused as fuel versus new oil consumption.

(Graph showing the following data)

                Waste Oil        New Oil
              Reused as Fuel   Consumption
              --------------   -----------
             (Millions of liters per year)
1996                4.84           7.26
1997                5.91           8.51
1998                8.81           7.94
1999                7.39           7.91
2000                6.69           6.90


Training and Technology
An important element of PT Freeport Indonesia's sustainable development program is the training of employees and local people in environmental management issues, programs and procedures at the company's operations. Included in this training is technology transfer for modern pollution control equipment, environmental sampling and monitoring methodologies. Fig. #9 shows the number of personnel involved and worker-hours spent in environmental training in 1997, 1998, 1999 and 2000.

Fig. #9
Environmental training of PT Freeport Indonesia and contractor personnel.

(Graph showing the following data)

                    1997   1998   1999    2000
                   -----  -----  -----   ------
Personal Trained   1,918  2,951  7,008    9,708
Worker-hours of
 Training          5,171  7,506  9,785   14,478


                          ATLANTIC COPPER, S.A.

Environmental Programs Update
Atlantic Copper was one of just four companies nominated in May 2000 for the sixth Prince Felipe Excellence-in-Business Award for Environmental Industrial Management, a prestigious award given to selected businesses in Spain for efficiency and excellence in addressing and managing their environmental issues. The ceremony was held in Madrid in the Ministry of Industry and Energy in the presence of Prince Felipe and government ministers.

Atlantic Copper had achieved ISO 14001 certification of all its facilities in 1999, and had been validated for compliance with the European Union Regulation on Environmental Eco-Management and Eco-Auditing. In 2000, these systems were further strengthened by successfully passing follow-up ISO audits. In addition, the annual internal environmental audits of all of the Atlantic Copper operations found that the company had a sound and comprehensive environmental management system and was in material compliance at all operation sites. In 2000, Atlantic Copper also further modified systems and made other improvements to continue to reduce air emissions and water discharges.

Huelva Weak Acid Disposal
As reported a year ago, in proceedings brought by a single individual and concerning a specific time period,

(Photo)
Training and the transfer of technology have resulted in many skilled
Papuans.

a Spanish court ruled against Atlantic
Copper's past practices for the reuse of weak acid and waste refinery electrolyte from its smelter in a copper recovery/ore leach process. The court, however, expressly found that there has been no proof of damage to the environment or human health as a result of the practices. The company is now building two new plants that will reuse the weak acid to produce marketable gypsum. This practice will purify and recirculate refinery electrolyte, thereby eliminating the previous practices.

FREEPORT-McMoRan COPPER & GOLD INC. Selected Financial and Operating Data

Years Ended December 31, 2000        1999        1998       1997        1996
-------------------------------------------------------------------------------
(Financial Data in Thousands, Except Per Share Amounts)
FCX FINANCIAL DATA
Revenues             $1,868,610  $1,887,328  $1,757,132  $2,000,904  $1,905,036
Operating income        478,700a    568,242b    577,947c    657,738d    637,309e
Net income applicable
 to common stock         39,500a    100,787b    118,317c    208,541d    174,680e
Basic net income
 per common share           .26a        .62b        .67c       1.06d        .90e
Diluted net income
 per common share           .26a        .61b        .67c       1.06d        .89e
Dividends paid
 per common share             -           -         .20         .90         .90
Basic average
 shares outstanding     153,997     163,613     175,353     196,392     194,910
Diluted average
 shares outstanding     154,519     164,567     175,354     197,653     196,682

At December 31:
Property, plant
 and equipment, net   3,248,710   3,381,465   3,504,221   3,558,736   3,106,042
Total assets          3,950,741   4,082,916   4,192,634   4,152,209   3,865,534
Long-term debt,
 including current
 portion and short-
 term borrowings      2,190,025   2,148,259   2,456,793   2,388,982   1,562,916
Redeemable preferred
 stock                  475,005     487,507     500,007     500,007     500,007
Stockholders' equity     37,931     196,880     103,416     278,892     675,379

PT FREEPORT INDONESIA OPERATING DATA,
Net of Rio Tinto's Interest
Copper
  Production
  (000s of recoverable
  pounds)             1,388,100   1,428,100   1,427,300   1,166,500   1,118,800
  Sales
  (000s of recoverable
  pounds)             1,393,700   1,441,000   1,419,500   1,188,600   1,097,000
  Average realized
   price                   $.82        $.75        $.73        $.94f      $1.02f
Gold
  Production
  (recoverable ounces)1,899,500   2,379,100   2,227,700   1,798,300   1,695,200
  Sales
  (recoverable ounces)1,921,400   2,423,900   2,190,300   1,888,100   1,698,900
  Average realized
   price                $276.06     $276.53     $290.57     $346.14g    $390.96g
Silver
  Production
  (recoverable ounces)3,542,400   3,444,500   3,421,200   2,568,700   2,360,600
  Sales
  (recoverable ounces)3,542,300   3,479,600   3,412,300   2,724,300   2,532,000
  Average realized
   price                  $4.98       $5.21       $5.29       $4.68       $4.95

ATLANTIC COPPER OPERATING DATA
Concentrate treated
 (metric tons)          916,300     949,400     973,900     929,700     804,500
Anodes (000s of pounds)
  Production            639,100     647,100     642,400     639,800     547,900
  Sales                  80,600      84,300      96,900     133,500      77,300
Cathodes (000s of pounds)
  Production            567,900     556,600     544,800     505,600     462,900
  Sales
  (including wire rod
   and wire)            562,300     558,500     544,300     505,300     461,100
Gold sales in anodes
  and slimes (ounces)   605,700     792,700     678,700     532,900     421,300
Cash production cost
  per pound                $.14        $.15        $.14        $.12        $.15


FREEPORT-McMoRan COPPER & GOLD INC. Selected Financial and Operating Data

Years Ended December 31, 2000        1999        1998       1997        1996
-------------------------------------------------------------------------------
PT SMELTING OPERATING DATA h
Concentrate treated
 (metric tons)          582,200     436,000           -
Anodes (000s of pounds)
  Production            383,200     279,400           -
  Sales                  33,100      50,300           -
Cathodes (000s of pounds)
  Production            349,200     200,100           -
  Sales                 349,700     193,800           -
Cathode cash production
  cost per pound           $.13        $.12           -

PT FREEPORT INDONESIA, 100% OPERATING DATA
Ore milled
 (metric tons per day)  223,500     220,700     196,400     128,600     127,400
Average ore grade
  Copper (percent)         1.07        1.12        1.30        1.37        1.35
  Gold (grams
   per metric ton)         1.10        1.37        1.49        1.51        1.52
  Gold (ounce
   per metric ton)         .035        .044        .048        .049        .049
  Silver (grams
   per metric ton)         2.97        2.78        3.17        3.11        3.10
  Silver (ounce
   per metric ton)         .095        .089        .102        .100        .100
Recovery rates (percent)
  Copper                   88.2        84.6        86.9        85.4        83.8
  Gold                     84.3        83.7        85.3        81.4        77.1
  Silver                   60.0        63.4        71.8        65.6        64.6
Copper (000s of recoverable pounds)
  Production          1,636,700   1,630,700   1,721,300   1,166,500   1,118,800
  Sales               1,643,500   1,647,800   1,706,700   1,188,600   1,097,000
Gold (recoverable ounces)
  Production          2,362,600   2,993,100   2,839,700   1,798,300   1,695,200
  Sales               2,387,300   3,047,100   2,774,700   1,888,100   1,698,900
Silver (recoverable ounces)
  Production          3,833,200   3,781,300   4,040,600   2,568,700   2,360,600
  Sales               3,847,700   3,829,400   4,008,000   2,724,300   2,532,000


Notes
a. Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Irian Jaya (Papua) and $7.9 million for personnel severance costs, partly offset by a $1.5 million gain for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.

b. Includes charges totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and $3.8 million for certain nonrecurring costs.

c. Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share) associated with the sale of corporate aircraft.

d. Includes a $25.3 million gain ($12.3 million to net income or $0.06 per share) for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.

e. Includes charges totaling $17.4 million ($8.0 million to net income or $0.04 per share) consisting of $12.7 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $3.0 million for costs related to a civil disturbance and $1.7 million for an early retirement program.

f. Amounts were $0.90 in 1997 and $0.97 in 1996 before hedging adjustments.

g. Amounts were $326.08 in 1997 and $382.62 in 1996 before hedging adjustments.

h.   PT Smelting began operations in the fourth quarter of 1998.
     Amounts were insignificant for 1998.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

OVERVIEW

     Our "Working Toward Sustainable Development" report on pages 6 through 9 is part of Management's Discussion and Analysis and is incorporated herein by reference. The results of operations we are reporting do not necessarily represent what our future results may be. The following discussion should be read together with our financial statements and the related notes.

     We operate through our majority-owned subsidiaries, PT Freeport Indonesia and PT Irja Eastern Minerals and through Atlantic Copper, S.A., our wholly owned subsidiary. PT Freeport Indonesia's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Irian Jaya (Papua), Indonesia, and the worldwide marketing of concentrates containing those metals. PT Freeport Indonesia also has a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia. Eastern Minerals conducts mineral exploration activities in Irian Jaya (Papua). Atlantic Copper's operations are located in Spain and involve the smelting and refining of copper concentrates, and the marketing of refined copper products and precious metals in slimes.

     PT Freeport Indonesia operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A. The Contract of Work also allows us to explore for minerals in a 0.5 million-acre area called Block B. All of our proved and probable mineral reserves and current mining operations are located in Block A. Eastern Minerals holds an additional Contract of Work originally covering a 2.5 million-acre area. Under the terms of the Eastern Minerals Contract of Work, we have already relinquished 1.25 million acres and must relinquish an additional 0.6 million acres. In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Irian Jaya (Papua) pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of our current mining operations in Block A have been temporarily suspended pending the resolution of regulatory and local community issues.

Joint Ventures with Rio Tinto
   In 1996, we established joint ventures with Rio Tinto plc. One joint venture covers PT Freeport Indonesia's mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production from Block A.

   Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from our most recent expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proved and probable reserves as of December 31, 1994 and 60 percent of all remaining cash flow.

     Under our joint venture arrangements, Rio Tinto has a 40 percent interest in future development and exploration projects under PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration
projects in Irian Jaya (Papua).   Rio Tinto has elected to
participate in 40 percent of our interest and cost in the PT Nabire Bakti exploration joint venture covering approximately 1 million acres contiguous to Block B and one of Eastern Minerals' blocks.

Reserves
     During 2000, additions to the aggregate proved and probable reserves of the Grasberg and other Block A ore bodies totaled approximately 202 million tons of ore representing 2.7 billion recoverable pounds of copper and 4.5 million recoverable ounces of gold (see "Exploration"). Net of Rio Tinto's share, PT Freeport Indonesia's share of proved and probable recoverable reserves as of December 31, 2000 was 38.9 billion pounds of copper, 50.3 million ounces of gold and 108.5 million ounces of silver (see Note 13 of "Notes to Financial Statements"). Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $300 per ounce. Using a gold price of $270 per ounce would not have a significant impact on our estimated recoverable reserves.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis


CONSOLIDATED RESULTS OF OPERATIONS

     Our consolidated revenues, which include PT Freeport Indonesia and Atlantic Copper revenues, have remained relatively constant over the past three years primarily because of offsetting variances in PT Freeport Indonesia's copper and gold sales volumes and price realizations. Revenues in 2000 benefited from higher copper prices, offset by lower copper and gold sales volumes when compared with 1999 and 1998. Revenues in 1999 benefited from higher copper and gold sales volumes and significantly lower treatment charge rates, partly offset by lower gold prices when compared with 1998.

     Higher production and delivery costs in 2000 reflect higher mine maintenance and energy costs at PT Freeport Indonesia and the net mark-to-market gains and losses on our foreign currency contracts ($21.7 million loss in 2000, $11.8 million loss in 1999 and $7.2 million gain in 1998), which are designed to hedge anticipated future operating costs. Beginning in 2001, new accounting rules will result in deferring unrealized gains/losses on our foreign currency contracts that meet new hedging criteria. Our production and delivery costs increased in 1999 when compared with 1998 primarily because of higher production rates and a strengthening of the Indonesian currency, the rupiah.

     Our joint ventures with Rio Tinto incurred exploration costs of $13.3 million in 2000, $17.7 million in 1999 and $29.4 million in 1998. The reduction in exploration costs reflects a change beginning in 1999 to focus primarily on those areas with near-term exploitation opportunities and a reduction in field activities outside of Block A because of regulatory and local community issues. All exploration costs in the joint venture areas with Rio Tinto are now shared 60 percent by us and 40 percent by Rio Tinto. Our exploration expenses in 1998 primarily were incurred in the Eastern Minerals and PT Freeport Indonesia Block B areas. All of our Block A exploration costs in 1998 were reimbursed by $100 million of exploration funding received from Rio Tinto in 1996. The FCX/Rio Tinto joint ventures' 2001 exploration budgets total approximately $10 million.

     We account for our interest in PT Smelting using the equity method. The losses include our share of PT Smelting's operating losses plus the impact of deferring PT Freeport Indonesia's profits on 25 percent of its sales to PT Smelting that are still in PT Smelting's inventory at year end. Our share of PT Smelting's operating losses totaled $13.6 million in 2000, $10.1 million in 1999 and $1.6 million in 1998. Charges for deferring profits on intercompany sales totaled $2.0 million in 2000, $8.0 million in 1999 and $3.3 million in 1998.

     General and administrative expenses were basically unchanged in 2000 when compared with 1999. In 1999 we reduced general and administrative expenses by $17.2 million compared with 1998. The reductions in 1999 were primarily because of initiatives to reduce costs and the effect of sharing these costs with Rio Tinto pursuant to joint venture agreements. The 2000 amount includes charges totaling $6.0 million associated with contribution commitments to support small business development programs within Irian Jaya (Papua) over a two-year period and $2.6 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights caused by a decrease in FCX's common stock price. The 1999 amount includes charges totaling $5.5 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and for certain nonrecurring costs. The 1998 amount includes net charges totaling $11.1 million associated with the sale of corporate aircraft. As a percentage of revenues, general and administrative expenses were less than 4 percent in 2000 and 1999, and approximately 5 percent in 1998.

     Our total interest cost (before capitalization) of $212.6 million in 2000 was higher than the 1999 level of $197.9 million primarily because of higher interest rates. Total interest cost for 1999 was lower than the $225.2 million reported in 1998 primarily because we reduced debt levels during 1999. Capitalized interest totaled $7.2 million in 2000, $3.8 million in 1999 and $19.6 million in 1998. Capitalized interest in 1998 related primarily to our most recent expansion of our mining and milling processing capacity.

FCX's effective tax rate was 58 percent in 2000, 51 percent in 1999 and 47 percent in 1998 (see Note 8 of "'Notes to Financial Statements"). PT Freeport Indonesia's Contract of Work provides a 35 percent corporate income tax rate for PT Freeport Indonesia and a 10 percent withholding on dividends paid to FCX by PT Freeport Indonesia. The withholding also applies to interest paid by PT Freeport Indonesia on debt incurred after the signing of the Contract of Work in 1991. No income taxes are recorded at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which no financial statement benefit has been provided.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

Additionally, we only receive a small U.S. tax benefit on costs incurred by our parent company because it has no U.S.- sourced income. As a result, our effective tax rate will vary with the level of earnings at PT Freeport Indonesia, Atlantic Copper and the parent company.

     The decrease in minority interest charges in 2000 compared with 1999 and the increase in 1999 compared with 1998 primarily reflect changes in ownership of certain consolidated PT Freeport Indonesia infrastructure joint ventures (see "Capital Resources and Liquidity").

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

Years Ended December 31,            2000      1999     1998
------------------------------------------------------------
Mining and exploration             $490.0    $609.6   $566.7
Smelting and refining               (17.3)    (16.7)    39.0
Intercompany eliminations and other   6.0     (24.7)   (27.8)
                                   ------    ------   ------
  Operating income a               $478.7    $568.2   $577.9
                                   ======    ======   ======

a. Because we eliminate the profit on PT Freeport Indonesia's sales to Atlantic Copper and PT Smelting until the copper concentrate is processed and sold to a third party, operating income was increased by $18.9 million in 2000 and decreased by $(17.2) million in 1999 and $(19.1) million in 1998. Our consolidated earnings fluctuate depending on the timing and prices of these sales.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows
(in millions):

                                 2000               1999
---------------------------------------------------------
Revenues - prior year         $1,464.8           $1,351.1
  Price realizations:
    Copper                        96.2               27.4
    Gold                          (0.9)             (34.0)
  Sales volumes:
    Copper                       (35.3)              15.7
    Gold                        (139.0)              67.9
  Adjustments, primarily for
       copper pricing on
       prior year open sales       7.8              (20.8)
  Treatment charges,
       royalties and other        19.5               57.5
                              --------           --------
Revenues - current year       $1,413.1           $1,464.8
                              ========           ========


Gross Profit Per Pound of Copper (cents)

Years Ended December 31,            2000     1999     1998
----------------------------------------------------------
Average realized price              81.6     74.7     72.8
                                   -----    -----    -----
Production costs:
  Site production and delivery      42.7     36.5     32.2
  Gold and silver credits          (39.3)   (47.8)   (46.0)
  Treatment charges                 18.2     18.9     23.5
  Royalty on metals                  1.4      1.6      1.3
                                   -----    -----    -----
    Cash production costs           23.0      9.2     11.0
  Depreciation and amortization     18.0     18.0     17.0
                                   -----    -----    -----
    Total production costs          41.0     27.2     28.0
                                   -----    -----    -----
Adjustments, primarily for
    copper pricing
    on prior year open sales         0.1     (0.5)     1.2
                                   -----    -----    -----
Gross profit per pound of copper    40.7     47.0     46.0
                                   =====    =====    =====

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

PT Freeport Indonesia Operating Results - 2000 Compared with 1999
     PT Freeport Indonesia's 2000 revenues benefited from a 9 percent increase in copper price realizations, offset by a 21 percent decline in gold sales volumes and a 3 percent decline in copper sales volumes compared to 1999. Lower ore grades, partly offset by improved recovery rates, resulted in lower 2000 sales volumes. (See "Selected Financial and Operating Data.")

     A portion of PT Freeport Indonesia's copper sales are provisionally priced at the time of shipment and finally priced in subsequent periods based on prices in effect in those periods. (See "Disclosures About Market Risks.") PT Freeport Indonesia's 2000 revenues benefited by $7.8 million compared with 1999 revenues because of repricing open copper sales including hedging contracts. Treatment charges in total were lower in 2000 primarily because of lower treatment rates and copper sales. A portion of treatment charges varies with the price of copper and royalties vary with volumes and prices of copper and gold. Royalties totaled $20.2 million in 2000 and $23.0 million in 1999.

     PT Freeport Indonesia's mill throughput averaged 223,500 metric tons of ore per day compared with 220,700 metric tons of ore per day for 1999. Lower ore grades during 2000, partly offset by higher recovery rates at the mill, resulted in lower gold production compared with 1999. In May 2000, PT Freeport Indonesia, in consultation with the Government of Indonesia, voluntarily agreed to temporarily limit Grasberg open-pit production because of an incident at its Wanagon overburden stockpile. In January 2001, PT Freeport Indonesia resumed normal mining operations at Grasberg after receiving governmental approval (see "Wanagon Overburden Stockpile Slippage" in our "Working Toward Sustainable Development" report). Mill throughput rates will vary based on the characteristics of the ore being processed as we manage our operations to optimize metal production.

     At the Deep Ore Zone underground mine, initial production of ore commenced in September 2000. Production averaged 2,700 metric tons of ore per day during the fourth quarter of 2000 and is expected to reach 14,000 metric tons of ore per day by the end of 2001 and full production of 25,000 metric tons of ore per day by 2004.

     Site production and delivery costs in 2000 averaged 42.7 cents per pound of copper, 6.2 cents per pound higher than the
36.5 cents per pound reported in 1999. Higher mine maintenance and energy costs contributed to the higher unit costs. Gold credits in 2000 declined to 39.3 cents per pound as compared with
47.8 cents per pound in 1999 because of lower gold sales. Unit treatment charges were lower in 2000 than in 1999, but are expected to increase slightly in 2001 because of market conditions. Unit royalty costs were lower in 2000 compared with 1999 because of lower gold sales.

     A portion of PT Freeport Indonesia's surface mining costs associated with waste rock removal at the Grasberg open-pit mine are initially deferred and subsequently charged to operating costs on the basis of the average ratio of waste rock to ore over the life of the mine. Because of the nature of the Grasberg deposit, mining costs associated with waste rock removal are significantly higher in the early years of the mine's life than in the later years. As a result, waste rock removal costs are deferred in the early years of the mine's life. Prior to 2000, ongoing delineation drilling efforts combined with successive large expansions of PT Freeport Indonesia's mining and milling capacity caused significant variability in engineering estimates of the quantity of estimated waste rock required to be removed over the Grasberg pit's life. As a result, PT Freeport Indonesia's deferral of waste rock removal costs was determined using waste-to-ore ratios excluding the years near the end of the productive life of the Grasberg pit. However, PT Freeport Indonesia determined that its future surface mine plans are sufficiently established to substantiate the use of estimated life-of-mine waste rock tonnage in its 2001 mine plan in the determination of its deferred waste rock removal costs.

     In the fourth quarter of 2000, PT Freeport Indonesia changed its life-of-mine waste-to-ore ratio to 1.6 to 1 from 2.4 to 1. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs. Total mining costs deferred for the year 2000 were immaterial. In 1999 PT Freeport Indonesia amortized $11.6 million of previously deferred mining costs to production costs. The life-of-mine waste-to-ore ratio and the remaining life of the surface mine will be reassessed at least annually by PT Freeport Indonesia, and any changes in estimates will be reflected prospectively in the determination of deferred waste rock removal costs. Based on its current mine plan, PT Freeport Indonesia expects to defer approximately $46 million of waste rock removal costs during 2001.

     PT Freeport Indonesia's depreciation rate of 18.0 cents per pound for 2000 remained unchanged from 1999 and is expected to remain the same for 2001.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

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

     PT Freeport Indonesia's average mill throughput rate was 220,700 metric tons of ore per day for 1999 compared with 196,400 metric tons of ore per day for 1998. Higher throughput, partially offset by lower ore grades and recovery rates, resulted in record copper and gold production to PT Freeport Indonesia, net of Rio Tinto's interest, in 1999.

     Site production and delivery costs averaged 36.5 cents per pound of copper in 1999. The 1999 average costs were higher than the 32.2 cents per pound reported in 1998 primarily because PT Freeport Indonesia mined lower grade ore and because of a stronger Indonesian rupiah. (See "Disclosures about Market Risks.") An 11 percent increase in gold sales volumes partly offset by lower gold realizations helped to improve gold credits to 47.8 cents per pound in 1999, compared with 46.0 cents per pound in 1998. The significant loosening of the concentrate market resulted in an average treatment charge rate of 18.9 cents per pound in 1999, compared with 23.5 cents per pound in 1998.
In 1999, PT Freeport Indonesia agreed to pay voluntary additional royalties to provide further support to the local governments and the people of Irian Jaya (Papua). (See Note 1 of "Notes to Financial Statements.")

     PT Freeport Indonesia's depreciation rate of 18.0 cents per pound for 1999 represents an increase over the 1998 rate to reflect a full year of depreciation on the assets from the fourth concentrator mill expansion and other capital additions.

PT Freeport Indonesia Sales Outlook
     PT Freeport Indonesia's copper concentrates are sold primarily under long-term sales agreements that are denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia has commitments from various parties, including Atlantic Copper and PT Smelting, to purchase virtually all of its estimated 2001 production at market prices. Net of Rio Tinto's interest, PT Freeport Indonesia's share of sales for 2001 is expected to approximate 1.4 billion pounds of copper and 2.4 million ounces of gold. Projected 2001 copper and gold sales reflect the expectation of higher average mill throughput rates than in 2000 and higher gold ore grades.

     PT Freeport Indonesia has a long-term contract to provide approximately 60 percent of Atlantic Copper's copper concentrate requirements at market prices. PT Freeport Indonesia is providing nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's operations, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below a specified minimum rate, currently $0.23 per pound, the rate for 2000 and the expected rate for 2001. We anticipate that PT Freeport Indonesia will sell approximately 50 percent of its concentrate production annually to Atlantic Copper and PT Smelting.

Exploration
   Our exploration activities are primarily focused on prospects in Irian Jaya (Papua), Indonesia. Rio Tinto shares in 40 percent of our exploration costs in Irian Jaya (Papua) and has a 40 percent interest in future development and exploration projects. Exploration drilling within PT Freeport Indonesia's Block A area is ongoing on the Kucing Liar underground ore body, the Grasberg underground ore body, the underground Ertsberg Stockwork Zone and a newly defined surface target called Guru Ridge. Our exploration and mining efforts resulted in the addition of approximately 202 million tons of ore to our December 31, 2000 reserves (see Note 13 of "Notes to Financial Statements"). Approximately one-half of the 2000 reserve additions are in the Ertsberg Stockwork Zone, an underground deposit contiguous to our existing Deep Ore Zone ore body, with the remainder of the reserve additions being in the Grasberg open pit and underground ore bodies. Additional drilling is continuing at the newly defined Guru Ridge target located at the surface between the Dom and previously mined Ertsberg East ore bodies. Depending on results of additional drilling, this geological resource could be classified as a mineable reserve in the near future and considering its proximity to existing mine and mill infrastructure, it could possibly be brought into production in a relatively short timeframe.

     Field exploration activities outside of our current mining operations area have been temporarily suspended pending the resolution of a number of regulatory and local community issues.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

SMELTING AND REFINING OPERATIONS

     Our investment in smelters serves an important role in our concentrate marketing strategy. Approximately one-half of PT Freeport Indonesia's concentrate production is sold to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder is sold to other customers. Through downstream integration, we are able to achieve operating hedges for changes in treatment charges for smelting and refining PT Freeport Indonesia's copper concentrates. While low smelter treatment and refining charges adversely affect the operating results of our smelter operations, they benefit the operating results of our mining operations of PT Freeport Indonesia. Taking into account taxes and minority ownership interests, an equivalent change in the rates PT Freeport Indonesia pays and the rates Atlantic Copper and PT Smelting receive would essentially offset in our consolidated operating results.

Atlantic Copper Operating Results
Years Ended December 31,                  2000      1999      1998
--------------------------------------------------------------------
Cash margin before hedging (in millions)   $52.6     $57.5     $81.2
Operating income (loss) (in millions)      $(1.7)     $1.6     $44.0
Concentrate treated (metric tons)        916,300   949,400   973,900
Anode production (000s of pounds)        639,100   647,100   642,400
Cathode, wire rod and wire sales
 (000s of pounds)                        562,300   558,500   544,300
Gold sales in anodes and slimes (ounces) 605,700   792,700   678,700


Atlantic Copper Operating Results - 2000 Compared with 1999
     Atlantic Copper's cash margin before hedging, which is revenues less production costs, decreased from $57.5 million in 1999 to $52.6 million in 2000 primarily because of lower treatment rates, partly offset by lower costs resulting from a weaker Spanish peseta/euro. Treatment rates averaged $0.17 per pound of copper in 2000 and $0.20 per pound in 1999. Lower treatment charges, which negatively affect Atlantic Copper, benefit PT Freeport Indonesia. Atlantic Copper's unit cash production costs improved to $0.14 per pound of copper in 2000 compared with $0.15 per pound in 1999 primarily because of the weaker Spanish peseta/euro. The majority of Atlantic Copper's operating costs are denominated in Spanish pesetas/euros, and it uses foreign currency forward contracts to hedge a portion of its anticipated future costs. As part of its debt refinancing in June 2000, Atlantic Copper was required to significantly expand its program to hedge anticipated peseta/euro-denominated operating costs. Atlantic Copper's operating income (loss) includes mark-to-market adjustments for changes in the market value of its Spanish peseta/euro currency hedging contracts (see "Disclosures About Market Risks") totaling charges of $16.4 million in 2000 and $14.9 million in 1999.

Atlantic Copper Operating Results - 1999 Compared with 1998
     Atlantic Copper's cash margin was $57.5 in 1999 compared with $81.2 million in 1998. The $23.7 million decline in the cash margin primarily reflects lower treatment rates of $0.20 per pound in 1999 compared with $0.25 per pound in 1998. Excess smelter capacity, combined with limited copper concentrate availability, have caused long-term treatment and refining rates to decline since early 1998. Operating income included a $14.9 million charge in 1999 and a $3.7 million gain in 1998 for the mark-to-market effect of Atlantic Copper's peseta/euro currency contracts.

PT Smelting Operating Results (in millions)
Years Ended December 31,                     2000    1999    1998
------------------------------------------------------------------
PT Freeport Indonesia sales to PT Smelting  $343.3  $252.6   $25.6
                                            ======  ======   =====

PT Freeport Indonesia share of net losses   $ 13.6  $ 10.1   $ 1.6
PT Freeport Indonesia profits deferred         2.0     8.0     3.3
                                            ------  ------   -----
  Equity in PT Smelting losses              $ 15.6  $ 18.1   $ 4.9
                                            ======  ======   =====

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

PT Smelting Operating Results - 2000 Compared with 1999
   PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting under the equity method and provides PT Smelting with nearly all of its concentrate requirements (see Note 9 of "Notes to Financial Statements"). Our revenues include PT Freeport Indonesia sales to PT Smelting, but we defer recognizing profits on 25 percent of PT Freeport Indonesia sales to PT Smelting that are still in PT Smelting's inventory at year end.

   PT Smelting temporarily shut down its smelter, as planned, at the end of March 2000 for the tie-in of a new third anode furnace as well as for planned maintenance. The smelter restarted at the end of April and during the third quarter of 2000 achieved its goal of reaching full design capacity of 200,000 metric tons of copper per year. PT Smelting produced 173,800 metric tons of copper during 2000 compared with 126,700 metric tons of copper in 1999.

PT Smelting Operating Results - 1999 Compared with 1998
     PT Smelting operated at an average rate of approximately 94 percent of design capacity during the fourth quarter of 1999. PT Smelting treated 436,000 metric tons of concentrate and produced 126,700 metric tons of copper in 1999, its first full year of operations.

CAPITAL RESOURCES AND LIQUIDITY

     Our primary sources of cash are operating cash flows and borrowings, while our primary uses of cash are repayments of debt, capital expenditures, dividends and purchases of our common stock. In 2000 our operating cash flows funded our capital expenditures and allowed us to purchase 19.5 million of our own shares after servicing our debt and paying dividends on our preferred stock. In 1999, we generated operating cash to fund our capital expenditures and reduce total debt by $305.7 million. We believe that our expected operating cash flows and available borrowings will provide the necessary liquidity to fund our anticipated 2001 operating and capital needs and repay scheduled debt maturities.

Operating Activities
     Our 2000 consolidated operating cash flow declined 9 percent or $52.8 million compared with 1999, mostly because of lower net income, partly offset by favorable working capital changes. Operating cash flow increased 19 percent or $90.0 million in 1999 compared with 1998, primarily because of working capital changes. Working capital, excluding cash, decreased $41.2 million in 2000 primarily because of the timing of payments for accounts payable and accrued liabilities and Rio Tinto's share of November and December 2000 joint venture cash flows, partly offset by increases in product inventory and income taxes paid. Working capital increased $11.3 million in 1999 primarily because of an increase in inventories partly offset by a reduction in accounts receivable, and increased $65.4 million in 1998 primarily because of increases in accounts receivable. Higher materials and supplies inventory levels support our expanded operations in Indonesia, and the reduction in accounts receivable in 1999 reflects collections from our high fourth-quarter 1998 sales.

Investing Activities
     PT Freeport Indonesia's capital expenditures for 2000 included approximately $33 million for development of the Deep Ore Zone underground mine. Development of the Deep Ore Zone underground mine is expected to continue until 2004 at a total estimated aggregate cost of $240 million (shared 60 percent by PT Freeport Indonesia and 40 percent Rio Tinto), and PT Freeport Indonesia expects to incur approximately $40 million for its share of development costs in 2001. In early 1998, PT Freeport Indonesia completed construction of the fourth concentrator mill expansion. PT Freeport Indonesia's share of the cost of this expansion was funded almost entirely with nonrecourse borrowings from Rio Tinto. We expect our capital expenditures, including development of the Deep Ore Zone underground mine, to total approximately $215 million in 2001, which we expect to fund with operating cash flows and availability under our bank credit facilities ($240.0 million available at December 31, 2000).

Financing Activities
   Our net repayments of debt totaled $18.0 million in 2000 and $318.2 million in 1999, compared with net borrowings of $165.0 million in 1998. Repayments of other debt included payments to acquire full ownership in the PT ALatieF Nusakarya joint ventures totaling $25.9 million in 2000, $12.5 million in 1999 and $17.5 million in 1998. Net repayments to Rio Tinto totaled $60.6 million in 2000, $241.1 million in 1999 and $144.8 million in 1998 from PT Freeport Indonesia's share of incremental cash flow attributable to the fourth concentrator mill expansion. In less than two and one-half years, PT Freeport Indonesia fully repaid the $450 million loan from Rio Tinto, which funded PT Freeport Indonesia's share of the fourth concentrator mill expansion cost. PT Freeport Indonesia's 60 percent share of incremental cash flows from the expansion is now available for its general use.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

     In 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in certain infrastructure asset joint ventures owned by PT ALatieF Nusakarya Corporation, an Indonesian investor. The joint ventures had purchased $270.0 million of infrastructure assets from PT Freeport Indonesia during the period from December 1993 to March 1997, and PT Freeport Indonesia had sold its one-third interest in the joint ventures to PT ALatieF Nasakarya in March 1997. In April 2000, PT Freeport Indonesia paid $12.5 million to increase its aggregate ownership interest in the joint ventures to 47 percent. In August 2000, PT Freeport Indonesia purchased the remaining 53 percent interest in the joint ventures for $13.4 million cash and the assumption of $34.1 million of bank debt. The cash payments and assumption of the bank debt in 2000, which totaled $60.0 million, reduced minority interests on our balance sheet. PT Freeport Indonesia now owns 100 percent of the joint ventures.
PT Freeport Indonesia's increased ownership in the joint ventures is expected to benefit net income because it will eliminate PT Freeport Indonesia's obligation to pay a guaranteed 15 percent after-tax return to the previous owners in the joint ventures.

   Our first two annual mandatory partial redemption payments on our Silver-Denominated Preferred Stock totaled $11.9 million in August 2000 and $11.9 million in August 1999. Six annual redemption payments remain and will vary with the price of silver.

     In June 2000, our Board of Directors authorized a 20-million-share increase in our open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. During 2000, we purchased 19.5 million of our shares for $201.8 million (an average of $10.35 per share), and from January 1 through March 12, 2001 we purchased 0.2 million of our shares for $1.6 million (an average of $8.35 per share) under our open market share purchase program. From inception of this program in July 1995 through March 12, 2001, we have purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and 9.3 million shares remain available under the program. The timing of future purchases is dependent upon many factors, including the price of common shares, our business and financial position, and general economic and market conditions. During 1999, we purchased 0.8 million shares for $7.8 million (an average of $9.20 per share). During 1998, we purchased 20.0 million shares for $259.4 million (an average of $12.97 per share).

     In December 1998, we eliminated our quarterly cash dividend of $0.05 per share ($0.20 per share annually) on common stock.
Cash dividends paid to minority interests increased by $38.2 million in 2000 compared with1999 primarily because of an increase in PT Freeport Indonesia dividends.

     In response to volatile copper and gold markets, in early 1998 we initiated a concentrated effort to reduce our costs and enhance our production. Our overall strategy remains focused on optimizing the performance of our mining and milling facilities so that we can achieve higher sales levels at low costs. PT Freeport Indonesia implemented a number of initiatives in 2000 designed to further improve operating processes and reduce costs. We believe our projected operating cash flows provide us with the overall financial flexibility to continue to invest in operations, maintain our exploration program and repay or refinance scheduled debt maturities. Our credit facility matures in December 2002. The outstanding balance at December 31, 2000 was $760.0 million, and $162.0 million was available under PT Freeport Indonesia's $550 million facility and $78.0 million was available under the FCX/PT Freeport Indonesia $450 million facility. We have begun discussions with the banks in our credit facility regarding extending its maturity and revising its terms. We believe an extension of the maturity would result in scheduled maturity requirements, higher financing costs and certain restrictions on our financial management.

     We believe we can generate sufficient cash flows from operations in 2001 to meet our planned capital requirements without obtaining new capital, barring unforeseen events. However, because of the economic and political issues affecting Indonesia, our current ability to obtain capital on terms we would consider acceptable is limited.

     In 1997, we guaranteed a $254.0 million loan from a commercial bank group to PT Nusamba Mineral Industri, an Indonesian company. Nusamba used the funds plus $61.0 million of cash, for a total of $315.0 million, to purchase from a third party approximately 51 percent of the capital stock of PT Indocopper Investama Corporation, a company whose only significant asset is 9.4 percent of PT Freeport Indonesia's stock. We own the remaining 49 percent of PT Indocopper Investama. The loan is secured by a pledge of the PT Indocopper Investama stock owned by Nusamba and is due March 2002. The purchase price was negotiated based on the market value of FCX's publicly traded common shares at the time of the transaction. We also agreed to lend to Nusamba any amounts necessary to cover shortfalls between the interest payments on the loan and dividends received by Nusamba on the PT Indocopper Investama stock. At December 31, 2000, we had loaned $56.1 million to Nusamba for this purpose. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts we have subsequently loaned to Nusamba reach the original purchase price ($315 million), we will charge any additional amounts we loan to Nusamba to expense.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

     The effect of the current economic and political situation in Indonesia on Indonesian companies, including Nusamba, is uncertain. Should these uncertainties result in our being required to honor our guarantee of Nusamba's commercial bank loan, we would anticipate negotiating satisfaction of the amounts due either through our available financial resources or through external financing. In connection with our discussions with the banks in the FCX/PT Freeport Indonesia bank credit facility (see above), we are discussing with the banks involved in the Nusamba loan a plan to finance the payment that might be required as a result of our guarantee. This plan would be coordinated with the extension of the maturity of amounts due under the FCX/PT Freeport Indonesia bank credit facility.

Environmental Matters
     We believe that our Indonesian operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable Indonesian environmental laws, rules and regulations. An independent environmental audit completed in 1999 by Montgomery Watson, an internationally recognized environmental consulting and auditing firm, verified our compliance. (See the "Working Toward Sustainable Development" report beginning on page 6.) We cannot currently project with precision the ultimate amount of reclamation and closure costs we will incur. Our best estimate at this time is that PT Freeport Indonesia's total reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. However, these estimates are subject to revision over time as we perform more complete studies and formulate more definitive plans. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years. Included in other liabilities at December 31, 2000 is $19.2 million accrued on a unit-of-production basis for mine closure and reclamation costs.

   In 1996, we began contributing to a cash fund ($2.5 million balance at December 31, 2000) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation. See our "Working Toward Sustainable Development" report beginning on page 6 for information about our environmental programs.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk
     Our revenues include PT Freeport Indonesia's sale of copper concentrates, which also contain significant amounts of gold, and Atlantic Copper's sale of copper anodes, cathodes, wire rod, wire and precious metals in slimes. Our revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.01 in the average price per pound of copper would have an approximate $14 million impact on our revenues and an approximate $7 million impact on our net income, assuming approximately 1.4 billion pounds of annual PT Freeport Indonesia copper sales. A change of $10 in the average price per ounce of gold would have an approximate $20 million impact on our revenues and an approximate $10 million impact on our net income, assuming approximately 2 million ounces of annual PT Freeport Indonesia gold sales.

     At times, in response to market conditions, we have entered into copper and gold price protection contracts for some portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We currently have no copper or gold price protection contracts relating to our mine production other than our gold-denominated preferred stock discussed below.

    PT Freeport Indonesia's concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average London Metal Exchange price for a specified future period. Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 2000, we had consolidated copper sales totaling 237.0 million pounds recorded at an average price of $0.80 per pound remaining to be finally priced. Approximately 90 percent of these open pounds are expected to be finally priced during the first quarter of 2001. A one-cent movement in the average price used for these open pounds will have an approximate $1.2 million impact on our 2001 net income.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

    In late 1999, PT Freeport Indonesia began a program using copper forward contracts to fix the prices of a portion of its quarter-end open pounds when market conditions are favorable. PT Freeport Indonesia entered into contracts to hedge its open pounds at the end of the first two quarters of 2000 and the third and fourth quarters of 1999, and recorded additional revenues of $1.7 million in 2000 and $0.8 million in 1999 from these forward
sales.   PT Freeport Indonesia has not entered into any contracts
for its December 31, 2000 open pounds.

    We have outstanding three issues of redeemable preferred stock indexed to gold and silver prices. We account for these securities as a hedge of future production and carry them on our balance sheets at their original issue value less redemptions. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 6 and 11 of "Notes to Financial Statements"). Future redemption payments denominated in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments, based on gold and silver prices used to determine the February 1, 2001 scheduled dividend payments, follow (dollars in millions):

                         Gold                         Silver
---------------------------------------------------------------------------
              Redemption Carrying Dividend   Redemption  Carrying Dividend
            Ounces Amount  Value   Amount  Ounces  Amount  Value   Amount
---------------------------------------------------------------------------
2001             - $    - $    -    $9.6  2,380,000 $11.1  $12.5    $2.6
2002             -      -      -     9.6  2,380,000  11.1   12.5     2.2
2003       600,000  164.3  232.6     8.1  2,380,000  11.1   12.5     1.7
2004             -      -      -     3.8  2,380,000  11.1   12.5     1.3
2005             -      -      -     3.8  2,380,000  11.1   12.5     0.8
Thereafter 430,000  117.7  167.4     1.0  2,380,000  11.1   12.5     0.3
                   ------ ------                    -----  -----
                   $282.0 $400.0                    $66.6  $75.0
                   ====== ======                    =====  =====

     The fair values of the redeemable preferred stock based on December 31, 2000 quoted market prices were $164.4 million for the preferred stock indexed to gold prices and $37.5 million for the preferred stock indexed to silver prices.

     Atlantic Copper's purchases of copper concentrate are priced at approximately the same time as its sales of the refined copper, thereby protecting Atlantic Copper from most copper price risk. Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 2000, Atlantic Copper had contracts, with a fair value of $0.1 million, to sell 39.1 million pounds at an average price of $0.84 per pound through February 2001.

Foreign Currency Exchange Risk
     The majority of our operations are in Indonesia and Spain, where our functional currency is the U.S. dollar. All of our revenues are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiahs, Australian dollars or Spanish pesetas/euros. Generally, our results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies.

     Since 1997, the Indonesian rupiah/U.S. dollar exchange rate has been volatile. One U.S. dollar was equivalent to 9,215 rupiahs at December 31, 2000, 6,970 rupiahs at December 31, 1999 and 7,725 rupiahs at December 31, 1998. PT Freeport Indonesia recorded losses to production costs totaling $0.2 million in 2000, $1.2 million in 1999 and $0.9 million in 1998 related to
its rupiah-denominated net monetary assets.   At December 31,
2000, these net assets totaled $15.1 million at an exchange rate of 9,215 rupiahs to one U.S. dollar.

     Operationally PT Freeport Indonesia has benefited from a weakened Indonesian rupiah, primarily through lower labor costs. At estimated annual aggregate rupiah payments of 800 billion and a December 31, 2000 exchange rate of 9,215 rupiahs to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate would result in an approximate $8 million decrease in annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $11 million increase in annual operating costs.

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

     During the first quarter of 1998, PT Freeport Indonesia began a currency hedging program to reduce its exposure to changes in the Indonesian rupiah and Australian dollar exchange rates by entering into foreign currency forward contracts to hedge a portion of its anticipated payments in these currencies. The last of these contracts expired in September 1999. We recorded net gains to production costs totaling $3.1 million in 1999 and $3.5 million in 1998 related to these contracts.

     During the second quarter of 2000, PT Freeport Indonesia entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Australian dollar payments for the remainder of 2000 and for 2001. As of December 31, 2000, these contracts hedge 96.0 million of Australian dollar payments through December 2001, or approximately 50 percent of aggregate projected 2001 Australian dollar payments at an average exchange rate of $0.58 to one Australian dollar. The exchange rate was $0.56 to one Australian dollar at December 31, 2000. Each $0.01 change in the U.S. dollar/Australian dollar exchange rate impacts the market value of these contracts by approximately $1 million. In July 2000, PT Freeport Indonesia entered into foreign currency forward contracts to hedge a portion of its aggregate projected April through July 2001 Indonesian rupiah payments. The contracts hedge 60 billion of rupiah payments during the period covered at an exchange rate of 10,000 rupiahs to one U.S. dollar. PT Freeport Indonesia recorded net losses to production costs related to the Australian dollar and rupiah contracts totaling $5.3 million in 2000. Each 1,000-rupiah change in the Indonesian rupiah/U.S. dollar exchange rate impacts the market value of these contracts by approximately $0.5 million. Our accounting treatment for these foreign currency forward contracts changed effective January 1, 2001 (see "New Accounting Standards").

     A portion of Atlantic Copper's operating costs and certain of its asset and liability accounts are denominated in Spanish pesetas/euros. On January 1, 1999, a new common currency (the euro) was introduced to member states of the European Union, including Spain. A transition period extends until January 1, 2002. Atlantic Copper's current management information systems are designed to accommodate multiple currencies and will not require major modifications to process transactions involving the euro. Any outstanding peseta hedging contracts owned by Atlantic Copper will be set at a fixed exchange rate to the euro and would continue to achieve their objectives.

     Atlantic Copper had peseta/euro-denominated net monetary liabilities at December 31, 2000 totaling $65.6 million recorded at an exchange rate of 178.8 pesetas to one U.S. dollar or $0.93 per euro. The December 31, 1999 exchange rate was 165.6 pesetas to one U.S. dollar or $1.00 per euro, and the December 31, 1998 exchange rate was 142.7 pesetas to one U.S. dollar or $1.17 per euro. Adjustments to Atlantic Copper's peseta/euro-denominated net liabilities to reflect changes in the exchange rate are recorded in other income (loss) and totaled $4.4 million in 2000, $10.9 million in 1999 and $(3.8) million in 1998.

     At estimated annual peseta/euro payments of 15 billion pesetas/90 million euros and a December 31, 2000 exchange rate of
178.8 pesetas to one U.S. dollar or $0.93 per euro, a 10-peseta/$0.06 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs, before any hedging effects.

     As part of refinancing its debt in June 2000, Atlantic Copper was required to significantly expand its program to hedge anticipated peseta/euro-denominated operating costs. At December 31, 2000, Atlantic Copper had contracts to purchase 30.3 billion pesetas/182.3 million euros at an average exchange rate of 162.5 pesetas per one U.S. dollar or $1.02 per euro through December 2003. These contracts currently hedge approximately 60 percent of Atlantic Copper's projected 2001 through 2003 peseta/euro disbursements. Mark-to-market gains (losses) related to Atlantic Copper's forward currency contracts are included in production costs and totaled $(16.4) million in 2000, $(14.9) million in 1999 and $3.7 million in 1998. Each $0.01 change in the US$/euro exchange rate impacts the market value of these contracts by approximately $2 million. Our accounting treatment for these foreign currency forward contracts changed effective January 1, 2001 (see "New Accounting Standards").

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

Interest Rate Risk
     The table below presents our scheduled maturities of principal for outstanding debt and notional amounts for interest rate swaps at December 31, 2000 and fair value at December 31, 2000 (dollars in millions). Atlantic Copper has interest rate swap contracts to fix interest rates on a portion of its variable-rate debt through March 2003. The costs associated with these contracts are amortized to interest expense over the terms of the agreements. Also see Notes 5 and 11 of "Notes to Financial Statements."

                                                                         Fair
                          2001   2002    2003   2004    2005 Thereafter  Value
-------------------------------------------------------------------------------
Long-term debt:
 Fixed rate            $127.0  $    -  $250.0  $   -  $   -  $200.0   $  463.6
 Average interest rate    9.7%      -     7.2%     -      -     7.5%       7.9%
 Variable rate          $75.3  $942.7  $ 77.0  $72.4  $71.5  $374.1   $1,613.1
 Average interest rate   10.2%    8.7%   10.4%  10.7%  10.7%   10.7%       9.3%
Interest rate swaps:
 Amount                 $74.4  $ 59.6  $ 51.5  $   -  $   -  $    -   $    1.0
 Average interest rate    6.1%    7.2%    6.0%     -      -       -        6.5%


     As discussed above, we are discussing with the banks participating in the FCX/PT Freeport Indonesia bank credit facility and the Nusamba loan a plan that provides, among other things, extending maturities and higher interest rates.

NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. We adopted SFAS 133 effective January 1, 2001. SFAS 133 allows us to report changes in the fair value of financial instruments that qualify as cash flow hedges, including foreign currency contracts and interest rate swaps, in other comprehensive income, a component of stockholders' equity, until realized. We will continue our current accounting for our redeemable preferred stock indexed to commodities under the provisions of SFAS 133 that allow such instruments issued before January 1, 1998 to be excluded from those instruments required to be adjusted for changes in their fair values (see Note 1 of "Notes to Financial Statements").

    The most significant impact on our financial statements of adopting SFAS 133 is on our accounting for rupiah, Australian dollar and peseta/euro foreign currency contracts. Changes in the fair values of these open foreign currency contracts that hedge anticipated future operating costs will be reflected in other comprehensive income and will not affect earnings until the contracts mature. Through December 31, 2000, the changes in the market values of our foreign currency contracts that are intended to cover anticipated future operating costs were recorded in earnings. On January 1, 2001 we recorded a $0.8 million gain to other income for the difference between the recorded values of our outstanding foreign currency contracts at December 31, 2000 and their fair values as calculated under SFAS 133. We expect that any hedge ineffectiveness associated with our interest rate swaps and currency contracts will be immaterial.

DEVELOPMENTS IN INDONESIA

     The Indonesian economy grew by an estimated 5 percent in 2000 after remaining flat in 1999 and contracting by 13 percent in 1998. Indonesia is Asia's second largest exporter of oil and continues to benefit from higher oil prices. While the economy has exceeded growth projections, progress on reforming the nation's failed banking system and raising capital from seized assets has been slow. As a result, the country remains heavily reliant on foreign aid to balance its budget and the national currency, the rupiah, declined approximately 32 percent in value during 2000.

     Despite gradual improvements on the economic front, Indonesia's recovery remains vulnerable to ongoing political and social tensions. There have been repeated challenges to the political leadership of President Abdurrahman Wahid. Incidents of violence and separatist pressures continue to add to political instability within the country as the Wahid administration struggles to address the country's economic and social issues. Incidents of separatist-related violence have been reported in

FREEPORT-McMoRan COPPER & GOLD INC.  Management's Discussion and Analysis

Aceh and Irian Jaya (Papua), and the Indonesian government has taken a strong stance in an effort to halt the violence in these areas. No incidents of violence were reported in PT Freeport Indonesia's area of operations, where the local community leaders continue to support peaceful solutions to the complex issue of regional autonomy.

     While the Indonesian government permitted representatives of the Papuan people to conduct a meeting of the Papuan congress in June 2000 to express their aspirations regarding political autonomy, the president and other Indonesian leaders have made it clear that Irian Jaya (Papua) must remain part of Indonesia. Moreover, the U.S. Government, Japan, Australia and the European Union have stated that they do not support independence for Irian Jaya (Papua) and support the territorial integrity of Indonesia. Key Papuan leaders supporting independence have said independence should be regarded as a long-term goal and that they should pursue that goal peacefully. However, there have been several incidences of violence and conflicts between native Papuans and the local police and military personnel in areas of the province apart from the location of our operations.

     President Wahid and his administration have focused in recent months on issues involving regional autonomy. The program to shift a greater share of revenues and greater control of economic, regulatory and social affairs to Indonesia's 31 provinces and over 300 regencies is one of the government's most important initiatives. Although new autonomy laws became effective January 1, 2001, there will be a transition period to allow the provinces to prepare for the assumption and administration of these new responsibilities. While the uncertainties of the autonomy process have created concern among foreign investors, the Indonesian government has assured investors that existing contracts of work would be honored.

     PT Freeport Indonesia's and Eastern Minerals' operations, all of which are in Indonesia, are conducted through the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Both Contracts of Work have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT Freeport Indonesia's and Eastern Minerals' rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both Contracts of Work were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the Contracts of Work provide that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia's or Eastern
Minerals' mining operations.   Any disputes regarding the
provisions of the Contracts of Work are subject to international arbitration. Our belief that our Contracts of Work will continue to be honored is further supported by U.S. laws, which prohibit U.S. aid to countries that nationalize property owned by, or take steps to nullify a contract with, a U.S. citizen or company at least 50 percent owned by U.S. citizens if the foreign country does not within a reasonable time take appropriate steps to provide full value compensation or other relief under international law.

     We have had positive relations with the Government of Indonesia since we commenced business activities in Indonesia in 1967, and we contribute significantly to the economies of Irian
Jaya (Papua) and Indonesia.   We are one of the largest taxpayers
in Indonesia and are a significant employer in a remote and undeveloped area of the country. We intend to continue to maintain positive working relationships with the central, provincial and local branches of the Government of Indonesia.
See our "Working Toward Sustainable Development" report beginning on page 6.

CAUTIONARY STATEMENT

     Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future. Forward-looking statements are all statements other than historical facts, such as those regarding anticipated sales volumes, ore grades, capital expenditures, future environmental costs, debt repayments and refinancing, political, economic and social conditions in our areas of operations, treatment charge rates, depreciation rates, exploration efforts and results, introduction of the euro and the availability of financing. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, Indonesian political risks and other factors described in more detail under the heading "Cautionary Statements" in our Form 10-K for the year ended December 31, 2000.

FREEPORT-McMoRan COPPER & GOLD INC.  Report of Management


     Freeport-McMoRan Copper & Gold Inc. (the Company) is responsible for the preparation of the financial statements and all other information contained in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based on management's informed judgments and estimates.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly. The system is tested and evaluated on a regular basis by the Company's internal auditors, PricewaterhouseCoopers LLP. In accordance with auditing standards generally accepted in the United States, the Company's independent public accountants, Arthur Andersen LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

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



/s/ James R. Moffett                     /s/ Richard C. Adkerson

James R. Moffett                         Richard C. Adkerson
Chairman of the Board and                President and
Chief Executive Officer                  Chief Financial Officer


Report of Independent Public Accountants

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
FREEPORT-McMoRan COPPER & GOLD INC.:

     We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 2000 and 1999, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                             Arthur Andersen LLP

New Orleans, Louisiana,
January 18, 2001

FREEPORT-McMoRan COPPER & GOLD INC.  Statements of Income

Years Ended December 31,                  2000         1999        1998
-------------------------------------------------------------------------
(In Thousands, Except Per Share Amounts)
Revenues                               $1,868,610  $1,887,328  $1,757,132
Cost of sales:
Production and delivery                 1,010,922     926,487     796,017
Depreciation and amortization             283,556     293,213     277,407
                                       ----------  ----------  ----------
     Total cost of sales                1,294,478   1,219,700   1,073,424
Exploration expenses                        8,849      10,626      13,033
Equity in PT Smelting losses               15,633      18,136       4,948
General and administrative expenses        70,950      70,624      87,780
                                       ----------  ----------  ----------
     Total costs and expenses           1,389,910   1,319,086   1,179,185
                                       ----------  ----------  ----------
Operating income                          478,700     568,242     577,947
Interest expense, net                    (205,346)   (194,069)   (205,588)
Other income (expense), net                  (114)      6,661     (10,933)
Income before income taxes
 and minority interests                   273,240     380,834     361,426
                                       ----------  ----------  ----------
Provision for income taxes               (159,573)   (195,653)   (170,566)
Minority interests in
 net income of consolidated
 subsidiaries                             (36,680)    (48,714)    (37,012)
                                       ----------  ----------  ----------
Net income                                 76,987     136,467     153,848
Preferred dividends                       (37,487)    (35,680)    (35,531)
                                       ----------  ----------  ----------
Net income applicable to common stock  $   39,500  $  100,787  $  118,317
                                       ==========  ==========  ==========
Net income per share of common stock:
     Basic                                   $.26        $.62        $.67
                                             ====        ====        ====
     Diluted                                 $.26        $.61        $.67
                                             ====        ====        ====

Average common shares outstanding:
     Basic                                153,997     163,613     175,353
                                          =======     =======     =======
     Diluted                              154,519     164,567     175,354
                                          =======     =======     =======

Dividends paid per common share              $  -        $  -        $.20
                                             ====        ====        ====

The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.  Statements of Cash Flow


Years Ended December 31,                    2000       1999       1998
------------------------------------------------------------------------
(In Thousands)
Cash flow from operating activities:
Net income                               $  76,987  $ 136,467  $ 153,848
Adjustments to reconcile
     net income to net cash
     provided by operating activities:
     Depreciation and amortization         283,556    293,213    277,407
     Deferred income taxes                  49,154     60,104     62,165
     Minority interests' share
      of net income                         36,680     48,714     37,012
     Deferred stock appreciation
        rights costs, mining
        costs and other                     12,800     23,422      8,808
  Equity in PT Smelting losses              15,633     18,136      4,948
     (Increases) decreases in working capital:
        Accounts receivable                 17,955     42,062   (103,976)
        Inventories                        (39,624)   (52,854)     6,323
        Prepaid expenses and other           5,407     (6,757)      (455)
        Accounts payable
         and accrued liabilities            57,830    (15,606)     7,408
        Rio Tinto share of
         joint venture cash flows           34,342        138      9,305
        Accrued income taxes               (34,700)    21,745     16,034
     (Increase) decrease
        in working capital                  41,210    (11,272)   (65,361)
                                         ---------  ---------  ---------
Net cash provided by operating activities  516,020    568,784    478,827
                                         ---------  ---------  ---------

Cash flow from investing activities:
Capital expenditures:
     PT Freeport Indonesia                (156,199)  (151,015)  (280,952)
     Atlantic Copper                       (14,760)    (6,423)    (8,422)
     Investment in PT Smelting              (5,717)    (3,384)    (2,709)
Other                                       (4,538)       796      4,977
                                         ---------  ---------  ---------
Net cash used in investing activities     (181,214)  (160,026)  (287,106)
                                         ---------  ---------  ---------

Cash flow from financing activities:
Net repayments to Rio Tinto                (60,564)  (241,076)  (144,760)
Proceeds from other debt                   354,634    513,241    549,230
Repayment of other debt                   (312,117)  (590,377)  (239,495)
Partial redemption of preferred stock      (11,893)   (11,946)         -
Purchases of FCX common shares            (199,945)    (7,921)  (259,213)
Cash dividends paid:
     Common stock                                -          -    (35,382)
     Preferred stock                       (37,713)   (38,019)   (39,157)
     Minority interests                    (51,923)   (13,674)    (9,069)
Other                                      (14,015)   (18,165)   (16,957)
                                         ---------  ---------  ---------
Net cash used in financing activities     (333,536)  (407,937)  (194,803)
                                         ---------  ---------  ---------
Net increase (decrease)
 in cash and cash equivalents                1,270        821     (3,082)
Cash and cash equivalents
 at beginning of year                        6,698      5,877      8,959
                                         ---------  ---------  ---------
Cash and cash equivalents
 at end of year                          $   7,968  $   6,698  $   5,877
                                         =========  =========  =========
Interest paid                            $ 211,352  $ 194,546  $ 251,999
                                         =========  =========  =========
Income taxes paid                        $ 136,984  $ 113,804  $  91,567
                                         =========  =========  =========

The accompanying Notes to Financial Statements, which include information in Notes 1, 5, 6 and 11 regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.  Balance Sheets

December 31,                                     2000        1999
--------------------------------------------------------------------
(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents                   $     7,968  $     6,698
Accounts receivable:
     Customers                                  128,198      141,325
     Other                                       20,887       31,437
Inventories:
     Product                                    158,868      134,735
     Materials and supplies                     241,739      233,390
Prepaid expenses and other                       11,462       16,869
                                            -----------  -----------
     Total current assets                       569,122      564,454
Property, plant and equipment, net            3,248,710    3,381,465
Investment in PT Smelting                        56,154       66,070
Other assets                                     76,755       70,927
                                            -----------  -----------
Total assets                                $ 3,950,741  $ 4,082,916
                                            ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities    $   313,208  $   277,365
Current portion of long-term debt
 and short-term borrowings                      202,294      114,789
Rio Tinto share of joint venture cash flows      78,706       39,974
Unearned customer receipts                       28,688       40,235
Accrued income taxes                             11,016       42,704
                                            -----------  -----------
     Total current liabilities                  633,912      515,067
Long-term debt, less current portion          1,987,731    2,033,470
Accrued postretirement benefits
 and other liabilities                          112,831      114,677
Deferred income taxes                           599,536      553,394
Minority interests                              103,795      181,921
Redeemable preferred stock                      475,005      487,507
Stockholders' equity:
Step-up convertible preferred stock             349,990      349,990
Class A common stock, par value $0.10,
     97,071,944 shares
     issued and outstanding                       9,707        9,707
Class B common stock, par value $0.10,
      121,687,529 shares
      and  121,540,842 shares issued
      and outstanding,  respectively             12,169       12,154
Capital in excess of par value
      of common stock                           657,239      652,100
Retained earnings                               330,901      291,401
Accumulated other comprehensive income           10,244       10,244
Common stock held in treasury -
     74,718,076 shares and
     55,115,819 shares, at cost,
     respectively                            (1,332,319)  (1,128,716)
                                            -----------  -----------
     Total stockholders' equity                  37,931      196,880
                                            -----------  -----------
Total liabilities and stockholders' equity  $ 3,950,741  $ 4,082,916
                                            ===========  ===========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.  Statements of Stockholders' Equity

Years Ended December 31,                  2000         1999        1998
---------------------------------------------------------------------------
(In Thousands)
Step-up convertible preferred stock   $   349,990  $   349,990  $   349,990
                                      -----------  -----------  -----------

Class A common stock                        9,707        9,707        9,707
                                      -----------  -----------  -----------

Class B common stock:
Balance at beginning of year               12,154       12,145       12,140
Exercised stock options                        15            9            5
                                      -----------  -----------  -----------
Balance at end of year                     12,169       12,154       12,145
                                      -----------  -----------  -----------

Capital in excess of par value of common stock:
Balance at beginning of year              652,100      650,746      649,792
Exercised stock options                     2,199        1,354          954
Restricted stock grants                     2,940            -            -
                                      -----------  -----------  -----------
Balance at end of year                    657,239      652,100      650,746
                                      -----------  -----------  -----------

Retained earnings:
Balance at beginning of year              291,401      190,614      107,679
Net income                                 76,987      136,467      153,848
Cash dividends on common stock                  -            -      (35,382)
Dividends on preferred stock              (37,487)     (35,680)     (35,531)
                                      -----------  -----------  -----------
Balance at end of year                    330,901      291,401      190,614
                                      -----------  -----------  -----------

Accumulated other comprehensive income     10,244       10,244       10,244
                                      -----------  -----------  -----------

Common stock held in treasury:
Balance at beginning of year           (1,128,716)  (1,120,030)    (860,660)
Purchase of 19,493,300, 844,200
     and 19,995,821 shares,
     respectively                        (201,761)      (7,765)    (259,370)
Tender of 108,957 shares in 2000
 and 54,078 shares in 1999
  to FCX to exercise stock options         (1,842)        (921)           -
Balance at end of year                 (1,332,319)  (1,128,716)  (1,120,030)
                                      -----------  -----------  -----------
Total  stockholders' equity           $    37,931  $   196,880  $   103,416
                                      ===========  ===========  ===========

The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include its majority-owned subsidiaries, PT Freeport Indonesia, including certain joint ventures involving PT Freeport Indonesia (Note 5), and PT Irja Eastern Minerals, as well as its wholly owned subsidiary, Atlantic Copper, S.A. FCX's unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method (Note 2). PT Freeport Indonesia's investment in PT Smelting is accounted for under the equity method (Note 9), with PT Freeport Indonesia's share of operating results recorded in operating income. All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2000 presentation.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include the pricing of open concentrate sales, useful lives for depreciation and amortization, the estimated average ratio of waste rock to ore over the life of the open-pit mine, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances, future cash flow associated with assets and proved and probable reserves. Actual results could differ from those estimates.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Accounts Receivable. Customer accounts receivable include amounts due from PT Smelting totaling $22.6 million at December 31, 2000 and $27.6 million at December 31, 1999. Other accounts receivable include refundable value-added taxes, net of the allowance for estimated uncollectible amounts, totaling $15.2 million at December 31, 2000 and $19.5 million at December 31, 1999. The allowance for estimated uncollectible amounts totaled $0.3 million at December 31, 2000 and $5.5 million at December 31, 1999.

Inventories. Inventories are stated at the lower of cost or market. PT Freeport Indonesia uses the average cost method and Atlantic Copper uses the first-in, first-out (FIFO) cost method.

Property, Plant and Equipment. Property, plant and equipment are carried at cost. Mineral exploration costs are expensed as incurred, except in the year a property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, including interest incurred during the construction and development period, are capitalized.
Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, including future development costs, is determined using the unit-of-production method based on estimated recoverable proved and probable copper reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

Deferred Mining Costs. Surface mining costs associated with waste rock removal at PT Freeport Indonesia's open-pit mine are initially deferred and subsequently charged to operating costs on the basis of the average ratio of waste rock to ore over the life of the mine. PT Freeport Indonesia's geologists and engineers reassess the waste rock to ore ratio and the remaining life of its open-pit mine at least annually. During the fourth quarter of 2000, PT Freeport Indonesia changed its estimated average ratio of waste rock to ore over the life of the mine in its deferred mining costs calculation to 1.6 to 1 from 2.4 to 1. The change reflects PT Freeport Indonesia's finalization of its overall open-pit mine plan after reviewing various alternative pit designs during its previous mining and milling expansions. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs and for the full year the net deferral was immaterial.

Income Taxes. FCX accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Reclamation and Mine Closure. Estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia are accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proved and probable copper reserves. Expenditures resulting from the remediation of conditions caused by past operations that do not contribute to future revenue generation are charged to expense.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

Financial Contracts. At times FCX has entered into financial contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Under the accounting method for such contracts specified in promulgated accounting rules through December 31, 2000, costs or premiums and gains or losses on contracts meeting deferral criteria are recognized with the hedged transaction. Gains or losses are recognized in the current period if the hedged transaction is no longer expected to occur or if deferral criteria are not met. FCX monitors its credit risk on an ongoing basis and considers this risk to be minimal.

     At December 31, 2000, FCX had redeemable preferred stock indexed to commodities, open foreign currency forward contracts, open forward copper sales contracts and interest rate swap contracts (Note 11). Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues.

    Atlantic Copper and PT Freeport Indonesia hedge a portion of their anticipated Spanish peseta/euro, Australian dollar and Indonesian rupiah cash outflows with foreign currency forward contracts. Changes in market value of foreign currency forward contracts which protect anticipated transactions are recognized in the period incurred. Atlantic Copper enters into contracts to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Gains and losses on these contracts are recognized with the hedged transaction. Atlantic Copper also has interest rate swap contracts to limit the effect of increases in the interest rates on variable-rate debt. The costs associated with these swap contracts are amortized to interest expense over the terms of the agreements.

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as subsequently amended, is effective for fiscal years beginning after June 15, 2000 and establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

    FCX adopted SFAS 133 effective January 1, 2001. FCX elected to continue its current accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998 to be excluded from those instruments required to be adjusted for changes in their fair values. Certain of PT Freeport Indonesia's concentrate sales contracts allow for final pricing in future periods. Under SFAS 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives which must be recorded at fair value. PT Freeport Indonesia's open pricing positions are recorded at current market values and SFAS 133 will not have a significant impact on FCX's financial results with respect to these sales contracts.

    Prior to adoption of SFAS 133, Atlantic Copper's and PT Freeport Indonesia's foreign currency forward contracts did not qualify for hedge accounting because they are intended to cover anticipated transactions. The market value of these contracts, which extend through December 2003, was recorded in the balance sheet ($9.2 million in accrued liabilities and $5.3 million in other liabilities at December 31, 2000). Through December 31, 2000, changes in the market value of these contracts were recognized in earnings as they occurred. Atlantic Copper and PT Freeport Indonesia recorded gains (losses) to production costs totaling $(21.7) million in 2000, $(11.8) million in 1999 and $7.2 million in 1998 related to these contracts. Under SFAS 133, Atlantic Copper and PT Freeport Indonesia have designated their foreign currency contracts as cash flow hedges, whereby changes in fair value will be recognized in other comprehensive income (a component of stockholders' equity) until realized, when resulting gains and losses will be recorded in earnings. Upon adoption of SFAS 133, FCX recorded a $0.8 million gain to other income based on December 31, 2000 values for a change in accounting principle to adjust the recorded values of FCX's foreign currency forward contracts to fair value, as calculated under SFAS 133.

    For all other contracts that are not excluded from SFAS 133's provisions, the impact of the adoption of SFAS 133 is not material to FCX's financial position or results of operations.
Any hedge ineffectiveness associated with contracts designated as hedges is also expected to be immaterial.

Concentrate Sales. Revenues from PT Freeport Indonesia's concentrate sales are recorded net of royalties, treatment costs and the impact of the price protection program (Note 11). PT Freeport Indonesia's concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Actual settlement on the copper portion is generally based

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

on the average LME price for a specified future period. Copper revenues on provisionally priced open pounds are adjusted monthly based on then-current prices. At December 31, 2000, FCX had consolidated provisionally priced copper sales totaling 237.0 million pounds recorded at an average price of $0.80 per pound. Approximately 90 percent of these open pounds are expected to be finally priced during the first quarter of 2001. A one-cent movement in the average price used for these open pounds will have an approximate
$1.2 million impact on FCX's 2001 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment.

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

     PT Freeport Indonesia also has agreed to pay voluntary additional royalties on metal from production above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The combined royalties, including the voluntary additional royalties which became effective January 1, 1999, totaled $20.2 million in 2000, $23.0 million in 1999 and $16.2 million in 1998.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper's peseta/euro-denominated and PT Freeport Indonesia's rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper's euro-denominated net monetary liabilities totaled $65.6 million at December 31, 2000 based on an exchange rate of $0.93 per euro. Excluding hedging amounts, net Atlantic Copper transaction gains (losses) totaled $4.4 million in 2000, $10.9 million in 1999 and $(3.8) million in 1998. PT Freeport Indonesia's rupiah-denominated net monetary assets totaled $15.1 million at December 31, 2000 based on an exchange rate of 9,215 rupiahs to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia transaction losses related to these rupiah-denominated net monetary assets totaled $0.2 million in 2000, $1.2 million in 1999 and $0.9 million in 1998.

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

Earnings Per Share. Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Diluted net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the net effect of dilutive stock options and restricted stock. Dilutive stock options represented 0.3 million shares in 2000, 1.0 million shares in 1999 and one thousand shares in 1998. Dilutive restricted stock totaled 0.2 million shares in 2000.

    Options with exercise prices greater than the average market price of the common stock during the year were excluded from the computation of diluted net income per share of common stock. This amounted to options for 11.4 million shares in 2000, 11.0 million shares in 1999 and 10.5 million shares in 1998. The average exercise prices for these options totaled $22 per share in 2000 and 1999, and $23 per share in 1998. The FCX Step-Up Convertible Preferred Stock outstanding was not included in the computation of diluted net income per share of common stock because including the conversion of these shares would have increased net income per share of common stock. The preferred stock was convertible into
11.7 million shares of common stock and accrued dividends totaled $24.5 million in 2000, $22.2 million in 1999 and $21.0 million in 1998.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 2.  OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO

FCX's direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2000 and 1999. FCX also owns 49 percent of PT Indocopper Investama Corporation (PT Indocopper Investama), a 9.4 percent owner of PT Freeport Indonesia, bringing FCX's total ownership in PT Freeport Indonesia to 85.9 percent at December 31, 2000 and 1999. At December 31, 2000, PT Freeport Indonesia's net assets totaled $826.7 million, including $623.1 million of retained earnings. FCX has various intercompany loans to PT Freeport Indonesia totaling $602.3 million at December 31, 2000.

     Substantially all of PT Freeport Indonesia's assets are located in Indonesia. Indonesia continues to face economic and political uncertainties. Economic conditions in Indonesia improved somewhat during 2000, but the situation remains uncertain as the government continues efforts to reform financial systems and strengthen the Indonesian rupiah. Religious and ethnic differences among people in the outlying provinces are a source of tension, leading to violence in certain areas. Pro-independence movements in certain areas also have become more prominent, especially in the province of Aceh, and to a lesser extent in Irian Jaya (Papua). The Government of Indonesia has responded with new laws providing more political and economic autonomy to the provincial governments beginning in 2001. PT Freeport Indonesia's Contract of Work provides that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia's mining operations.

     In 1997, PT Nusamba Mineral Industri (Nusamba), a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama. Nusamba paid $61.0 million in cash and financed $254.0 million of the $315.0 million purchase price with a variable-rate commercial loan maturing in March 2002. The purchase price was negotiated based on the market value of FCX's publicly traded common shares at the time of the transaction. FCX has agreed that if Nusamba defaults on the loan, FCX will purchase the PT Indocopper Investama stock or the lenders' interest in the commercial loan for the amount then due by Nusamba under the loan. FCX also agreed to lend to Nusamba any amounts to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama. In other assets at December 31, 2000 is $56.1 million due in March 2002 from Nusamba because of interest payment shortfalls. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts FCX has subsequently loaned to Nusamba reach the original purchase price ($315 million), FCX will charge any additional amounts loaned to Nusamba to expense.

     FCX's direct ownership in Eastern Minerals totaled 90 percent at December 31, 2000 and 1999. PT Indocopper Investama owns the remaining 10 percent of Eastern Minerals, bringing FCX's total ownership in Eastern Minerals to 94.9 percent.

     FCX owns 100 percent of the outstanding Atlantic Copper stock. At December 31, 2000, Atlantic Copper's net assets totaled $100.0 million and FCX had no outstanding advances to Atlantic Copper. Atlantic Copper is not expected to pay dividends in the near future. Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $119.3 million at December 31, 2000. FCX made cash contributions to Atlantic Copper totaling $32.4 million in 2000 and $40.0 million in 1999. In addition to the contributions, FCX forgave $24.2 million of outstanding advances in 1999. These transactions had no impact on FCX's consolidated financial statements.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX Class A common stock (approximately 16.6 percent of the December 31, 2000 outstanding common stock of FCX). In addition, FCX and Rio Tinto have established joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in future development and exploration projects under PT Freeport Indonesia's Contract of Work and Eastern Minerals' Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Irian Jaya (Papua). Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. All exploration costs in the joint venture areas are now being shared 60 percent by FCX and 40 percent by Rio Tinto.

   PT Freeport Indonesia completed the "fourth concentrator mill expansion" of its facilities in early 1998. Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of
(a) the incremental revenues from production from the expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia's

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proved and probable reserves as of December 31, 1994 and 60 percent of all remaining cash flow.

   In addition to funding its 40 percent share of all expansion capital, including the fourth concentrator mill expansion, Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia's share of the cost of the expansion. PT Freeport Indonesia and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998 on the basis of 60 percent to PT Freeport Indonesia and 40 percent to Rio Tinto. PT Freeport Indonesia paid its share of incremental cash flow to Rio Tinto until Rio Tinto received an amount equal to the funds loaned to PT Freeport Indonesia, plus interest based on Rio Tinto's cost of borrowing. PT Freeport Indonesia's share of incremental cash flow through the final payment in May 2000 totaled $502.6 million, of which $61.7 million was paid to RioTinto in 2000, $252.3 million in 1999 and $188.6 million in 1998.

NOTE 3.   INVENTORIES

The components of product inventories follow (in thousands):

December 31,                                         2000      1999
---------------------------------------------------------------------
PT Freeport Indonesia:Concentrates - Average Cost  $  7,779  $ 13,424
Atlantic Copper:      Concentrates - FIFO           110,591    69,590
                      Work in process - FIFO         33,938    50,173
                      Finished goods - FIFO           6,560     1,548
                                                   --------  --------
  Total product inventories                        $158,868  $134,735
                                                   ========  ========

      The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $16.8 million at December 31, 2000 and $18.8 million at December 31, 1999.

NOTE 4.   PROPERTY, PLANT AND EQUIPMENT, NET

The components of net property, plant and equipment follow (in thousands):

December 31,                                  2000         1999
-----------------------------------------------------------------
Exploration, development and other        $1,051,403   $1,019,164
Buildings and infrastructure               1,206,404    1,148,027
Machinery and equipment                    1,669,552    1,658,116
Mobile equipment                             508,788      494,583
Infrastructure assets                        572,884      615,412
Construction in progress                     100,426       33,809
                                          ----------   ----------
   Property, plant and equipment           5,109,457    4,969,111
Accumulated depreciation and amortization (1,878,893)  (1,605,820)
Deferred mining costs                         18,146       18,174
                                          ----------   ----------
   Property, plant and equipment, net     $3,248,710   $3,381,465
                                          ==========   ==========

     Exploration, development and other includes $124.8 million of excess costs related to investments in consolidated subsidiaries, which are being amortized over the lives of the related assets. Property, plant and equipment are net of grants from the Spanish government totaling $52.8 million. The grants are contingent on Atlantic Copper meeting specified conditions through December 2001.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 5.  LONG-TERM DEBT

December 31,                                    2000         1999
--------------------------------------------------------------------
(In Thousands)
Notes payable:
  FCX and PT Freeport Indonesia
    credit facilities, average rate
    8.2% in 2000 and 7.1% in 1999            $  760,000   $  648,000
  Atlantic Copper facility, average
    rate 8.3% in 2000 and 7.5% in
    1999                                        194,824      204,529
  Atlantic Copper working capital
    revolver, average rate 7.2% in
    2000 and 6.3% in 1999                        38,900       39,593
  Atlantic Copper deferral loan,
    average rate 9.0% in 2000                    25,000            -
  Equipment loans                                65,656       76,840
  Rio  Tinto  loan,  average rate
    6.2% in 2000 and 5.2% in 1999 (Note 2)            -       60,563
  Other notes payable                            24,637       24,818
9 3/4% Senior Notes due 2001                    120,000      120,000
7.50% Senior Notes due 2006                     200,000      200,000
7.20% Senior Notes due 2026                     250,000      250,000
Infrastructure asset financings,
  average rate 12.1% in 2000 and
  11.2% in 1999                                 511,008      523,916
                                             ----------   ----------
                                              2,190,025    2,148,259
Less current portion and
  short-term borrowings                         202,294      114,789
                                             ----------   ----------
                                             $1,987,731   $2,033,470
                                             ==========   ==========

Notes Payable. The FCX and PT Freeport Indonesia credit facilities provide total availability of $1.0 billion. PT Freeport Indonesia has a $550 million facility ($162.0 million of additional borrowings available at December 31, 2000), and FCX and PT Freeport Indonesia have a separate $450 million facility ($78.0 million of additional borrowings available at December 31, 2000). These credit facilities are also subject to a borrowing base, redetermined annually during the second quarter by the banks, out of which approximately $665 million was available at December 31, 2000. These variable-rate revolving facilities are available until December 2002 and contain provisions for minimum working capital requirements, specified cash flow to interest coverage and restrictions on other borrowings. PT Freeport Indonesia assigned its existing and future sales contracts and pledged its rights under the Contract of Work and most of its assets as security for its borrowings.

     In June 2000, Atlantic Copper refinanced its variable-rate project loan (the Atlantic Copper Facility). As of December 31, 2000, the variable-rate project loan, nonrecourse to FCX, consisted of a $130.0 million term loan being repaid with variable quarterly installments through December 2007 ($3.0 million a quarter in 2001) and a $65.0 million working capital revolver that matures December 2007. The Atlantic Copper Facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios. Borrowings under the Atlantic Copper Facility are secured by 100 percent of Atlantic Copper's capital stock, the smelter and refinery assets, and certain receivables and inventory.

     Atlantic Copper has a variable-rate $40 million working capital revolver ($38.9 million outstanding at December 31, 2000) that is secured by certain shipments of copper concentrate, and has access to additional lines of credit, which are generally unsecured, with various financial institutions. The revolver matures December 2002.

     Atlantic Copper has a variable-rate $30.0 million deferral loan available for use primarily in support of its cash requirements. Amounts drawn on this facility must be matched with additional FCX support payments to Atlantic Copper.
Atlantic Copper had $25.0 million outstanding under this facility as of December 31, 2000. The loan matures January 2008.

     FCX and PT Freeport Indonesia each have an equipment loan secured by certain PT Freeport Indonesia assets with a vendor.
The FCX loan had a $28.0 million balance at December 31, 2000. Interest accrues at 8.1 percent until December 2001 and then the rate is variable. Principal payments total $7.0 million annually. In November 1999, PT Freeport Indonesia entered into a $41.8 million variable-rate equipment loan with the same vendor ($37.7 million outstanding at December 31, 2000). The average interest rate was 9.0 percent for 2000 and 8.6 percent for the period the loan was outstanding in 1999. Principal payments total $4.2 million annually with a final payment of $12.5 million in December 2006.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

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

Infrastructure Asset Financings.  Through 1997 PT Freeport
Indonesia sold assets for $458.2 million to a power joint venture, in which it previously had a 30 percent interest, and is purchasing power under infrastructure asset financing arrangements. The infrastructure asset financing obligations pursuant to the power sales agreement totaled $387.0 million at December 31, 2000 and $412.2 million at December 31, 1999.

     In 1995, PT Freeport Indonesia sold certain of its port, marine, logistics and construction equipment assets and facilities for $100.0 million to an unrelated joint venture and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT Freeport Indonesia. PT Freeport Indonesia guarantees a bank loan totaling $34.9 million at December 31, 2000 associated with these sales. PT Freeport Indonesia is leasing these assets under infrastructure asset financing arrangements. The obligations under these infrastructure asset financings totaled $56.2 million at December 31, 2000 and $72.4 million at December 31, 1999.

     From December 1993 to March 1997, PT Freeport Indonesia sold $270.0 million of infrastructure assets to joint ventures owned one-third by PT Freeport Indonesia and two-thirds by PT ALatieF Nusakarya Corporation (ALatieF), an Indonesian investor. Funding for the purchases consisted of $90.0 million in equity contributions by the joint venture partners, a $60.0 million bank loan and FCX's 9 3/4% Senior Notes. PT Freeport Indonesia subsequently sold its one-third interest in the joint ventures to ALatieF in March 1997. In September 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in the joint ventures. During 2000, PT Freeport Indonesia purchased the remaining interest in the joint ventures for $25.9 million cash and the assumption of $34.1 million of bank debt. The cash payments and assumption of debt in 2000, which totaled $60.0 million, reduced minority interests on FCX's balance sheet. The balance of the original $60.0 million bank loan totaled $35.1 million at December 31, 2000 and $39.3 million at December 31, 1999, and the balance of the bank debt assumed during 2000 totaled $32.7 million at December 31, 2000.

Maturities and Capitalized Interest. Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 2000 totaled $202.3 million in 2001, $942.7 million in 2002, $327.0 million in 2003, $72.4 million in 2004, $71.5 million in 2005 and $574.1 million thereafter. Capitalized interest totaled $7.2 million in 2000, $3.8 million in 1999 and $19.6 million in 1998.

NOTE 6.  REDEEMABLE PREFERRED STOCK

     FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred
Stock totaling $232.6 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and is mandatorily redeemable in August 2003 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share has a cumulative quarterly cash dividend equal to the value of
0.0008125 ounce of gold and is mandatorily redeemable in February 2006 for the cash value of 0.1 ounce of gold.

     FCX has outstanding 4.8 million depositary shares representing 89,250 shares of its Silver-Denominated Preferred Stock totaling $75.0 million at December 31, 2000 and 104,125 shares totaling $87.5 million at December 31, 1999. As of December 31, 2000, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0309375 ounce of silver, which declines after each redemption payment. FCX made annual mandatory partial redemption payments on the underlying Silver-Denominated Preferred Stock in August 2000 and August 1999. For each of the two partial redemptions, the $0.6 million difference between FCX's carrying amount of $12.5 million and the actual redemption payments of $11.9 million was credited to revenues. Six annual redemption payments remain and will vary with the price of silver.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 7.  STOCKHOLDERS' EQUITY

Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. FCX has two classes of common stock, which differ only as to their voting rights for the directors of FCX. Holders of Class B common stock elect 80 percent of the FCX directors while holders of Class A common stock and preferred stock elect 20 percent.

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

     FCX's 1999 Stock Incentive Plan (the 1999 Plan) provides for the issuance of stock options, restricted stock and other stock-based awards. The 1999 Plan allows FCX to grant awards for up to 8 million common shares (3.2 million Class A common shares and 4.8 million Class B common shares) to eligible participants. FCX granted 0.2 million shares of restricted stock in 2000 that vest ratably over three years.

     Awards granted under all of the plans generally expire 10 years after the date of grant. Awards for 5.9 million shares under the 1999 Plan, 1.4 million shares under the Director Plan and no shares under the 1995 Plan were available for new grants as of December 31, 2000. A summary of stock options outstanding, including 0.5 million SARs, follows:

                              2000               1999                1998
-------------------------------------------------------------------------------
                                 Weighted           Weighted           Weighted
                                  Average            Average            Average
                         Number    Option    Number   Option    Number   Option
                       of Options   Price  of Options  Price  of Options  Price
-------------------------------------------------------------------------------
Balance at January 1   14,060,224  $19.23  11,430,582 $21.98  8,065,837  $23.84
  Granted               1,967,054   17.57   3,965,500  11.48  3,691,200   17.77
  Exercised              (146,687)  14.78     (87,345) 15.28    (51,749)  14.74
  Expired/Forfeited      (813,889)  17.69  (1,248,513) 20.08   (274,706)  21.29
                       ----------          ----------        ----------
Balance at December 31 15,066,702   19.14  14,060,224  19.23 11,430,582   21.98
                       ==========          ==========        ==========

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

     In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 2000, excluding SARs, follows:

                               Options Outstanding      Options Exercisable
---------------------------------------------------------------------------
                                      Weighted Weighted            Weighted
                                       Average  Average             Average
                             Number   Remaining Option    Number     Option
Range of Exercise Prices   of Options    Life    Price   of Options   Price
---------------------------------------------------------------------------
$9.09 to $10.31            3,066,750   8 years  $ 9.90     933,375   $ 9.94
$14.63 to $21.27           9,082,536   7 years   18.58   7,229,961    19.01
$22.63 to $32.81             990,069   6 years   29.58     881,219    29.63
$35.50                     1,380,000   5 years   35.50   1,104,000    35.50
                          ----------                    ----------
                          14,519,355                    10,148,555
                          ==========                    ==========

     FCX has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. FCX recognized a $1.5 million gain in 2000 and a $1.4 million charge in 1999 for its outstanding SARs and grants under the Director Plan, which have the same accounting treatment as SARs, because of fluctuations in FCX's common stock price. Had compensation cost for FCX's stock option grants, excluding SARs, been determined based on the value at the grant dates for awards under those plans pursuant to the requirements of SFAS 123, FCX's net income would have been reduced by $7.3 million to $32.2 million ($0.21 per share) in 2000, by $6.0 million to $94.7 million ($0.58 per share) in 1999 and by $16.7 million to $101.6 million ($0.58 per share) in 1998.

     For the pro forma computations, the values of the option grants were calculated on the dates of grant using the Black-Scholes option-pricing model. The weighted average fair value for stock option grants was $9.44 per option in 2000, $5.96 per option in 1999 and $6.75 per option in 1998 (including the 1.3 million SARs converted to stock options). The weighted average assumptions used include a risk-free interest rate of 6.7 percent in 2000, 5.1 percent in 1999 and 5.8 percent in 1998; expected volatility of 44 percent in 2000, 41 percent in 1999 and 34 percent in 1998; no annual dividend in 2000 or 1999 and $0.20 per share in 1998; and expected lives of 7 years in 2000, 7 years in 1999 and 8 years in 1998. The pro forma effects on net income are not representative of future years because of the potential changes in the factors used in calculating the Black-Scholes valuation and the number and timing of option grants. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

NOTE 8.  INCOME TAXES

The components of FCX's deferred taxes follow (in thousands):

December 31,                                2000        1999
--------------------------------------------------------------
Deferred tax asset:
  Foreign tax credits                    $ 255,500   $ 245,787
  U.S. alternative minimum tax credits      65,294      62,559
  Atlantic Copper net operating
    loss carryforwards                      72,702      82,789
  Intercompany profit elimination           15,644      21,555
  Valuation allowance                     (393,496)   (391,135)
                                         ---------   ---------
    Total deferred tax asset                15,644      21,555
                                         ---------   ---------

Deferred tax liability:
  Property, plant and equipment           (552,869)   (509,611)
  Undistributed earnings
   in PT Freeport Indonesia                (35,375)    (44,808)
  Other                                    (26,936)    (20,530)
                                         ---------   ---------
    Total deferred tax liability          (615,180)   (574,949)
                                         ---------   ---------
Net deferred tax liability               $(599,536)  $(553,394)
                                         =========   =========

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

     FCX has provided a valuation allowance equal to its tax credit carryforwards ($320.8 million at December 31, 2000 and $308.3 million at December 31, 1999) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future. Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper net operating losses totaling $207.7 million at December 31, 2000 and $236.5 million at December 31, 1999, which expire through the year 2009.

 PT Freeport Indonesia's Indonesian income tax returns have been audited through 1994 and the 1997 return is currently under examination. FCX's provision for income taxes consists of the following (in thousands):

                                2000       1999      1998
-----------------------------------------------------------
Current income taxes:
Indonesian                   $106,587   $127,828   $100,336
United States and other         3,832      7,721      8,065
                             --------   --------   --------
                              110,419    135,549    108,401
Deferred Indonesian taxes      49,154     60,104     62,165
                             --------   --------   --------
                             $159,573   $195,653   $170,566
                             ========   ========   ========

     Differences between income taxes computed at the contractual
Indonesian tax rate and income taxes recorded follow (dollars in thousands):

                                        2000           1999          1998
--------------------------------------------------------------------------------
                                    Amount Percent Amount Percent Amount Percent
--------------------------------------------------------------------------------
Income taxes computed at the
  contractual Indonesian tax rate $ 95,634  35%   $133,292  35%  $126,499   35%
Indonesian withholding tax on:
  Earnings/dividends                18,095   6      23,878   6     21,490    6
  Interest                           2,776   1       2,829   -      3,765    1
Increase (decrease) attributable to:
  Intercompany interest expense     (7,168) (3)    (11,444) (3)   (15,103)  (4)
  Parent company costs              28,981  11      37,568  10     26,504    7
  U.S. alternative minimum tax       4,600   2       7,400   2      7,500    2
  Atlantic Copper net loss (income) 10,467   4      (1,836)  -     (1,733)   -
  Other, net                         6,188   2       3,966   1      1,644    -
                                  --------  --    --------  --   --------   --
Provision for income taxes        $159,573  58%   $195,653  51%  $170,566   47%
                                  ========  ==    ========  ==   ========   ==


NOTE 9. TRANSACTIONS WITH AFFILIATES AND EMPLOYEE BENEFITS Management Services Agreement. FM Services Company, owned 45 percent by FCX, provides certain administrative, financial and other services on a cost-reimbursement basis under a management services agreement. These costs, which include related overhead, totaled $27.6 million in 2000, $25.8 million in 1999 and $40.3 million in 1998. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX.

PT Smelting. PT Smelting, an Indonesian company, operates a 200,000 metric tons of copper metal per year smelter/refinery in Gresik, Indonesia. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia is providing nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's operations, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia supplies will not fall below a specified minimum rate, currently $0.23 per

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

pound, the rate for 2000 and the expected rate for 2001. PT Freeport Indonesia has also agreed to assign its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.

Pension Plans and Other Benefits.   During 2000, FCX decided to
terminate its defined benefit pension plan covering substantially all U.S. and certain overseas employees and replace this plan with a defined contribution plan for its employees, as further discussed below. All participants' account balances in the plan were fully vested on June 30, 2000 and interest credits will continue to accrue under the plan until the assets are finally liquidated. The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation, which is expected in 2001. FCX also provides certain health care and life insurance benefits (Other Benefits) for retired employees. FCX has the right to modify or terminate these benefits.

     PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiahs covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 9,215 rupiahs to one U.S. dollar on December 31, 2000 and 6,970 rupiahs to one U.S.
dollar on December 31, 1999.   Information on the FCX and PT
Freeport Indonesia plans follows (dollars in thousands):

                                  Pension  Benefits           Other Benefits
------------------------------------------------------------------------------
                                              PT Freeport
                            FCX Plan         Indonesia Plan         FCX
------------------------------------------------------------------------------
                         2000      1999      2000     1999      2000     1999
------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at
 beginning of year    $(13,581) $(13,622) $(14,056) $ (8,065) $  (860) $  (763)
Service cost              (301)     (852)   (1,056)   (1,061)     (15)     (42)
Interest cost             (896)     (905)   (1,070)   (2,688)     (30)     (60)
Plan amendments              -         -         -         -        -      (92)
Curtailment loss        (1,000)a       -         -         -        -        -
Actuarial gains (losses)   (37)      876    (1,078)   (1,159)       7       83
Foreign exchange
 gain (loss)                 -         -     3,640    (1,354)       -        -
Benefits paid            1,039       922       900       271       56       14
                      --------  --------  --------  --------  -------  -------
Benefit obligation at
 end of year           (14,776)  (13,581)  (12,720)  (14,056)    (842)    (860)
                      --------  --------  --------  --------  -------  -------

Change in plan assets:
Fair value of plan assets
 at beginning of year   10,704     8,381     6,920     2,992        -        -
Actual return on
 plan assets               524     1,167       673     1,185        -        -
Employer contributions       -     2,078     2,491     2,351       56       14
Foreign exchange
 gain (loss)                 -         -    (1,905)      663        -        -
Benefits paid           (1,039)     (922)     (900)     (271)     (56)     (14)
                      --------  --------  --------  --------  -------  -------
Fair value of plan
 assets at end of year  10,189    10,704     7,279     6,920       -         -
                      --------  --------  --------  --------  -------  -------

Funded status           (4,587)   (2,877)   (5,441)   (7,136)    (842)    (860)
Unrecognized net
 actuarial (gain) loss  (2,685)   (2,794)    2,080     1,295   (1,239)  (1,248)
Unrecognized transition
 asset                    (257)     (286)        -         -        -        -
Unrecognized prior
 service cost                -      (633)    1,937     2,908     (291)    (333)
                      --------  --------  --------  --------  -------  -------
Accrued benefit cost  $ (7,529) $ (6,590) $ (1,424) $ (2,933) $(2,372) $(2,441)
                      ========  ========  ========  ========  =======  =======

Weighted-average
 assumptions (percent):
Discount rate              N/Aa     8.00     11.00     11.00     7.50     8.00
Expected return
 on plan assets            N/Aa     9.00     12.00     12.00        -        -
Rate of compensation
 increase                  N/Aa     4.25      9.00      9.00        -        -


  a. As discussed above, FCX has elected to terminate its defined benefit pension plan, resulting in a $1.0 million curtailment loss, and ceased accruing benefits on June 30, 2000.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

The initial health care cost trend rate used for the other benefits was 6.5 percent for 2000, decreasing ratably each year until reaching 4.75 percent in 2004. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost. The components of net periodic benefit cost for FCX's plans follow (in thousands):

                            Pension Benefits        Other Benefits
--------------------------------------------------------------------
                          2000    1999   1998     2000   1999   1998
--------------------------------------------------------------------
Service cost             $  301  $ 852  $1,089    $ 15  $  42   $ 42
Interest cost               896    905     926      30     60     50
Curtailment loss          1,000      -       -       -      -      -
Expected return
 on plan assets            (884)  (672)   (652)      -      -      -
Amortization of
 prior service cost        (633)  (147)   (147)    (42)   (47)   (52)
Amortization of
 net actuarial gain        (109)  (227)   (135)    (15)  (147)   (93)
Amortization of
 transition asset           (29)   (58)    (58)      -      -      -
                         ------  -----  ------    ----  -----   ----
Net periodic benefit cost$  542  $ 653  $1,023    $(12) $ (92)  $(53)
                         ======  =====  ======    ====  =====   ====

     The components of net periodic benefit cost for PT Freeport
Indonesia's plan follow (in thousands):

                                   2000     1999   1998
--------------------------------------------------------
Service cost                      $1,056  $1,061  $  704
Interest cost                      1,070   2,688     728
Expected return on plan assets      (810) (1,199)   (285)
Amortization of prior service cost   291     315     217
Amortization of net actuarial loss     -       -     280
Curtailment gain                       -       -    (781)
Special termination benefits           -       -   5,873
                                  ------  ------  ------
Net periodic benefit cost         $1,607  $2,865  $6,736
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

     Atlantic Copper has an unfunded contractual obligation denominated in Spanish pesetas to supplement amounts paid to retired employees. The accrued liability was based on corresponding exchange rates of 178.8 pesetas to one U.S. dollar at December 31, 2000 and 165.6 pesetas to one U.S. dollar at December 31, 1999. Amended Spanish legislation requires that Atlantic Copper begin funding this obligation in November 2002, instead of the previously anticipated initial funding date of January 2001. The actuarial valuation of this obligation was $73.1 million at December 31, 2000, based on a discount rate of 6 percent, and $80.9 million at December 31, 1999, based on a discount rate of 5 percent. Other information on the Atlantic Copper plan follows (in thousands):

                                        2000      1999     1998
----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at
 beginning of year                     $63,788  $72,300  $69,373
Interest cost                            6,883    7,102    6,658
Foreign exchange (gain) loss            (4,104)  (8,840)   3,429
Benefits paid                           (5,968)  (6,774)  (7,160)
                                       -------  -------  -------
Benefit obligation at end of year      $60,599  $63,788  $72,300
                                       =======  =======  =======

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

     FCX has an employee savings plan under Section 401(k) of the Internal Revenue Code that allows eligible employees to contribute up to 20 percent of their pre-tax compensation. FCX matches 100 percent of the first 5 percent of the employees' contribution with such matching amounts vesting after 5 years. As a result of FCX's decision to terminate its defined benefit pension plan effective July 1, 2000, FCX fully vested all active Section 401(k) plan participates on June 30, 2000. Subsequently, all new plan participants will vest in FCX's matching contributions upon three years of service with FCX. Additionally, FCX established a defined contribution plan for substantially all its employees. Under this plan, FCX contributes amounts to individual accounts totaling either 4 percent or 10 percent of each employee's pay, depending on a combination of each employee's age and years of service with FCX. The costs charged to operations for FCX's employee savings plan and defined contribution plan totaled $0.8 million in 2000, $0.7 million in 1999 and $0.8 million in 1998. FCX has other employee benefit plans, certain of which are related to FCX's performance, which costs are recognized currently in general and administrative expense.

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

   The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations cannot currently be projected with precision. PT Freeport Indonesia's best estimate at this time is that ultimate reclamation and closure costs may require as much as $100 million but are not expected to exceed $150 million. However, these estimates are subject to revision over time as more complete studies are performed and more definitive plans are formulated. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years.

   Included in other liabilities at December 31, 2000, PT Freeport Indonesia had $19.2 million accrued on a unit-of-production basis for mine closure and reclamation costs. In 1996, PT Freeport Indonesia began contributing to a cash fund ($2.5 million balance at December 31, 2000) designed to accumulate at least $100 million by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay for costs incurred for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Social and Economic Development Programs. FCX has a social and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Fund for Irian Jaya Development (FFIJD), through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the development of the local people through the
FFIJD.   PT Freeport Indonesia charged $14.1 million in 2000,
$14.7 million in 1999 and $13.5 million in 1998 to production costs for this commitment.

Long-Term Contracts. Atlantic Copper has commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 337,000 metric tons in 2001, 424,000 metric tons in 2002, 350,000 metric tons in 2003, 220,000 metric tons in 2004 and 100,000 metric tons in 2005, at market prices.

Share Purchase Program. In June 2000, FCX's Board of Directors authorized a 20-million-share increase in FCX's open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. From inception of this program in July 1995 through December 31, 2000, FCX has purchased a total of 70.5 million shares for $1.24 billion (an average of $17.55 per share) and 9.5 million shares remained available under the program.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 11.  FINANCIAL INSTRUMENTS

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and foreign exchange contracts at December 31, 2000 and 1999 (in thousands). Fair values are based on quoted market prices and other available market information. Upon adoption of SFAS 133 on January 1, 2001, the fair values for foreign exchange contracts will be adjusted to conform to the new accounting rules.

                                      2000                    1999
--------------------------------------------------------------------------
                              Carrying     Fair       Carrying     Fair
                               Amount      Value       Amount      Value
--------------------------------------------------------------------------
Price protection program:
  Open contracts in
   liability position       $        -  $        -  $        -  $   (1,093)
  Open contracts in
   asset position                    -          85           -         308
  Redeemable preferred
   stock (Note 6)             (475,005)   (201,910)   (487,507)   (245,570)
Debt:
  Long-term debt (Note 5)   (2,190,025) (2,076,672) (2,148,259) (2,074,722)
  Interest rate swaps                -        (982)          -       1,387
Foreign exchange contracts:
  $U.S./Spanish peseta/euro    (11,514)    (11,514)     (8,138)     (8,138)
  $U.S./Australian dollar       (2,244)     (2,244)          -           -
  $U.S./Indonesian rupiah           27          27           -           -


FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

Price Protection Program. From time to time, PT Freeport Indonesia enters into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. As of December 31, 2000, FCX had no price protection contracts relating to its mine production other than its gold and silver-denominated redeemable preferred stock. FCX's revenues include net additions totaling $1.7 million in 2000 and $0.8 million in 1999 related to PT Freeport Indonesia's copper price protection program. Revenues also include net additions totaling $0.6 million in 2000 and 1999 from the annual redemptions of FCX's Silver-Denominated Preferred Stock.

     At December 31, 2000, Atlantic Copper had open contracts to sell 39.1 million pounds at an average price of $0.84 per pound through February 2001.

Debt. FCX, PT Freeport Indonesia and Atlantic Copper entered into interest rate swaps to manage exposure to interest rate changes on a portion of their variable-rate debt. PT Freeport Indonesia's contracts matured in December 1999 and FCX's contracts matured in January 2000. Under the terms of its swaps, Atlantic Copper pays an average of 6.5 percent on $74.4 million of financing at December 31, 2000, reducing quarterly through March 2003.
Atlantic Copper will pay an average of 6.1 percent on an average of $68.6 million of financing in 2001, 7.2 percent on an average of $56.4 million in 2002 and 6.0 percent on $51.5 million in the first quarter of 2003. Interest on comparable floating rate debt averaged 6.5 percent in 2000, 5.4 percent in 1999 and 5.7 percent in 1998, resulting in a reduction in interest costs totaling $0.9 million in 2000 and additional interest costs of $1.1 million in 1999 and 1998.

     Atlantic Copper is a party to letters of credit totaling $9.6 million at December 31, 2000. Fair value of these letters of credit is not material at December 31, 2000.

Foreign Exchange Contracts. Atlantic Copper has a currency hedging program to reduce its exposure to changes in the U.S. dollar and Spanish peseta/euro exchange rate. As of December 31, 2000, Atlantic Copper has foreign exchange currency contracts through December 2003 totaling $186.7 million on 30.3 billion Spanish pesetas/182.3 million euros at an average exchange rate of
162.5 pesetas per 1 U.S. dollar or $1.02 per euro. Atlantic Copper recorded gains (losses) to production costs related to its forward currency contracts, totaling $(16.4) million in 2000, $(14.9) million in 1999 and $3.7 million in 1998.

     PT Freeport Indonesia entered into a currency hedging program in 2000 for the Indonesian rupiah and Australian dollar. As of December 31, 2000, PT Freeport Indonesia has foreign exchange currency contracts through December 2001 totaling $55.7 million on
96.0 million Australian dollars and contracts from April 2001 through July 2001 totaling $6.0 million on 60.0

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

billion Indonesian rupiahs. PT Freeport Indonesia's previous currency hedging program for the Indonesian rupiah and Australian dollar expired in September 1999. PT Freeport Indonesia recorded net gains (losses) to production costs totaling $(5.3) million in 2000, $3.1 million in 1999 and $3.5 million in 1998 related to these contracts.

NOTE 12. SEGMENT INFORMATION

FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled 94 percent in 2000, 89 percent in 1999 and 91 percent in 1998. The only customers under long-term contracts with over ten percent of revenues in at least one of the past three years are a group of Japanese companies with 11 percent in 2000 and 1999 and 12 percent in 1998, and PT Smelting with 19 percent in 2000, 13 percent in 1999 and 1 percent in 1998. Beginning in 2001 PT Freeport Indonesia will market its product into Japan through separate agreements with the various Japanese smelting companies rather than through the former pool method. None of these agreements when taken separately is expected to account for over ten percent of FCX's projected consolidated revenues. There are several other long-term agreements in place, each representing less than ten percent of FCX consolidated sales. Certain terms of these long-term contracts are negotiated annually.

     FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

                           2000        1999       1998
---------------------------------------------------------
Spain                  $  371,665  $  328,720  $  324,202
Indonesia (PT Smelting)   358,138     252,586      25,610
Japan                     302,040     358,556     382,721
Switzerland               199,419     219,250     269,355
United States              92,411     187,731     250,922
Others                    544,937     540,485     504,322
                       ----------  ----------  ----------
  Total                $1,868,610  $1,887,328  $1,757,132
                       ==========  ==========  ==========


     FCX follows SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: "mining and exploration" and "smelting and refining." The mining and exploration segment includes PT Freeport Indonesia's copper and gold mining operations in Indonesia and FCX's Indonesian exploration activities. The smelting and refining segment includes Atlantic Copper's operations in Spain and PT Freeport Indonesia's equity investment in PT Smelting in Gresik, Indonesia. The segment data presented below (in thousands) were prepared on the same basis as the consolidated FCX financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

                             Mining    Smelting
                               and       and     Eliminations   FCX
                          Exploration  Refining   and Other    Total
----------------------------------------------------------------------
2000
Revenues                  $1,413,099a  $768,814  $(313,303) $1,868,610
Production and delivery      608,107    734,083   (331,268)  1,010,922
Depreciation and
 amortization                250,864     27,989      4,703     283,556
Exploration expenses           7,318          -      1,531       8,849
Equity in PT Smelting
 losses                            -     15,633b         -      15,633
General and
 administrative expenses      56,779      8,426      5,745      70,950
                          ----------   --------  ---------  ----------
Operating income (loss)   $  490,031   $(17,317) $   5,986  $  478,700
                          ==========   ========  =========  ==========
Interest expense, net     $  133,804   $ 25,411  $  46,131  $  205,346
                          ==========   ========  =========  ==========
Provision (benefit)
 for income taxes         $  131,442   $   (755) $  28,886  $  159,573
                          ==========   ========  =========  ==========
Capital expenditures      $  155,187   $ 20,477  $   1,012  $  176,676
                          ==========   ========  =========  ==========
Total assets              $3,290,026   $677,851c $ (17,136) $3,950,741
                          ==========   ========  =========  ==========

1999
Revenues                  $1,464,811a  $764,466  $(341,949) $1,887,328
Production and delivery      534,119    723,966   (331,598)    926,487
Depreciation and
 amortization                259,372     29,373      4,468     293,213
Exploration expenses           9,330          -      1,296      10,626
Equity in PT Smelting
 losses                            -     18,136b         -      18,136
General and
 administrative expenses      52,410      9,572      8,642      70,624
Operating income (loss)   $  609,580   $(16,581) $ (24,757) $  568,242
                          ==========   ========  =========  ==========
Interest expense, net     $  137,787   $ 27,020  $  29,262  $  194,069
                          ==========   ========  =========  ==========
Provision (benefit)
 for income taxes         $  175,581   $ (2,983) $  23,055  $  195,653
                          ==========   ========  =========  ==========
Capital expenditures      $  150,596   $  9,807  $     419  $  160,822
                          ==========   ========  =========  ==========
Total assets              $3,432,068   $709,432c $ (58,584) $4,082,916
                          ==========   ========  =========  ==========

1998
Revenues                  $1,351,123a  $753,957  $(347,948) $1,757,132
Production and delivery      461,244    667,904   (333,131)    796,017
Depreciation
 and amortization            241,312     31,711      4,384     277,407
Exploration expenses          11,542          -      1,491      13,033
Equity in PT Smelting
 losses                            -      4,948b         -       4,948
General and
 administrative expenses      70,361     10,337      7,082      87,780
Operating income          $  566,664   $ 39,057  $ (27,774) $  577,947
                          ==========   ========  =========  ==========
Interest expense, net     $  164,734   $ 27,953  $  12,901  $  205,588
                          ==========   ========  =========  ==========
Provision (benefit)
 for income taxes         $  152,795   $ (1,225) $  18,996  $  170,566
                          ==========   ========  =========  ==========
Capital expenditures      $  280,026   $ 11,131  $     926  $  292,083
                          ==========   ========  =========  ==========
Total assets              $3,487,527   $722,767c $ (17,660) $4,192,634
                          ==========   ========  =========  ==========

a. Includes PT Freeport Indonesia sales to PT Smelting totaling $343.3 million in 2000, $252.6 million in 1999 and $25.6 million in 1998.
b. Includes deferrals of intercompany profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting, for which the final sale has not occurred, totaling $2.0 million in 2000, $8.0 million in 1999 and $3.3 million in 1998.
c.   Includes PT Freeport Indonesia's equity investment in PT
     Smelting totaling $56.2 million at December 31, 2000, $66.1 million at December 31, 1999 and $80.8 million at December 31, 1998.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 13.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Total estimated proved and probable mineral reserves at the Grasberg and other Block A ore bodies in Indonesia follow:

                    Average Ore Grade Per Ton            Recoverable Reserves
Year               -------------------------------  ----------------------------
-End      Ore      Copper  Gold         Silver      Copper    Gold     Silver
--------------------------------------------------------------------------------
        (Thousand   (%)(Grams)(Ounce)(Grams)(Ounce)(Billions (Millions(Millions
       Metric Tons)                                 of Lbs.)  of Ozs.) of Ozs.)
1996     2,008,285   1.19  1.18  .038  3.80   .122     43.2     55.3    118.7
1997     2,166,212   1.20  1.20  .039  3.95   .127     47.1     62.7    138.4
1998     2,475,478   1.13  1.05  .034  3.83   .123     51.3     64.2    153.1
1999     2,395,175   1.13  1.05  .034  3.85   .124     49.9     61.6    148.8
2000     2,514,532   1.10  1.04  .033  3.40   .109     50.9     63.7    139.6

By Deposit at December 31, 2000:
Grasberg:
Open pit 1,080,805   0.99  1.20  .038  2.32   .075     19.3     32.0     40.3
Under-
 ground    743,033   1.09  0.79  .025  2.77   .089     15.1     14.1     35.5
Kucing
 Liar      320,457   1.41  1.41  .045  5.30   .170      8.2     10.3     25.5
Deep Ore
 Zone      185,476   1.19  0.82  .026  5.83   .187      4.2      4.0     18.4
Big Gossan  37,349   2.69  1.02  .033 16.42   .528      1.8      0.9      9.9
Ertsberg
 Stockwork
 Zone      100,731   0.55  0.80  .026  1.75   .056      1.1      2.0      3.2
Dom         30,892   1.67  0.42  .014  9.63   .310      0.9      0.3      4.7
Interme-
 diate
 Ore Zone   15,789   1.09  0.42  .014  7.76   .249      0.3      0.1      2.1
         ---------   ----  ----  ----  ----   ----     ----     ----    -----
  Total  2,514,532   1.10  1.04  .033  3.40   .109     50.9     63.7    139.6
         =========   ====  ====  ====  ====   ====     ====     ====    =====


     Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $300 per ounce.
Using a gold price of $270 per ounce would not have a significant impact on our estimated recoverable reserves.

     Incremental cash flow attributable to the fourth concentrator mill expansion is shared 60 percent PT Freeport Indonesia and 40 percent Rio Tinto (Note 2). Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994 reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia's estimated net share of recoverable reserves follows:

             Year-End   Copper    Gold      Silver
             --------------------------------------
                      (Billions (Millions (Millions
                       of Lbs.)  of Ozs.)  of Ozs.)
               1996     35.9      47.4      100.4
               1997     37.8      51.3      111.3
               1998     40.0      51.6      119.1
               1999     38.7      49.5      115.3
               2000     38.9      50.3      108.5


FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                          Net Income
                                     Net Income (Loss)(Loss) Per Share
                           Operating  Applicable to    ----------------
                Revenues    Income    Common Stock     Basic   Diluted
-----------------------------------------------------------------------
(In Thousands, Except Per Share Amounts)
2000
  1st Quarter  $  467,592  $117,693    $  9,241         $ .06    $ .06
  2nd Quarter     397,348    65,499     (18,613)         (.12)    (.12)
  3rd Quarter     473,837    90,099      (9,192)         (.06)    (.06)
  4th Quarter     529,833   205,409      58,064           .40      .40
               ----------  --------    --------
               $1,868,610  $478,700a   $ 39,500a          .26a     .26a
               ==========  ========    ========

1999
  1st Quarter  $  415,836  $122,546    $ 17,710          $.11     $.11
  2nd Quarter     470,335   127,681      18,961           .12      .12
  3rd Quarter     473,658   154,319      26,809           .16      .16
  4th Quarter b   527,499   163,696      37,307           .23      .23
               ----------  --------    --------
               $1,887,328  $568,242    $100,787           .62      .61
               ==========  ========    ========

a. Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Irian Jaya (Papua) and $7.9 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights.
b.   Includes charges to operating income totaling $8.8 million
     ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights and $3.8 million for certain nonrecurring costs.

           Inside Back Cover

FCX Class A Common Shares
Our Class A common shares trade on the New York Stock Exchange
(NYSE) under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listings of NYSE securities. At year-end 2000, the number of holders of record of our Class A common shares was 6,433.

NYSE composite tape Class A common share price ranges during 2000 and 1999:

                           2000                1999
                      High       Low      High       Low
---------------------------------------------------------
First Quarter       $18.625    $11.000  $11.875   $ 9.000
Second Quarter       11.750      8.438   16.938     9.375
Third Quarter         9.875      8.000   17.438    12.750
Fourth Quarter        8.813      6.750   18.750    13.375


FCX Class B Common Shares
Our Class B common shares trade on the NYSE under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 2000, the number of holders of record of our Class B common shares was 10,681.

                           2000                1999
                      High       Low      High       Low
---------------------------------------------------------
First Quarter       $21.438    $12.063  $12.750   $ 9.125
Second Quarter       12.750      8.813   18.000    10.063
Third Quarter        10.625      8.188   18.688    14.000
Fourth Quarter        9.375      6.750   21.375    15.563


Common Share Dividends
In December 1998, in response to low commodity market prices for copper and gold, FCX's Board of Directors authorized elimination of the regular quarterly cash dividend on common stocks as part of FCX's cash flow enhancement efforts.

There were no cash dividends paid on common stock during 1999 and 2000.