Form 10-K405/A, Exhibit 13
period 2000-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2002-03-11
CIK 831259

                                                                    EXHIBIT 13.1

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

[Photo]

This corn project is part of an integrated agriculture, aquaculture and animal husbandry program taking shape in the Ajkwa Deposition Area.

Fig. #1

Financial benefits of PT Freeport Indonesia's operations to the people and Government of Indonesia.

[Pie charts showing the following data]

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

Besides the $1.6 billion paid in direct benefits to the Government of Indonesia under PT Freeport Indonesia's new Contract of Work from 1992- 2000, operations have provided another $7.0 billion in indirect benefits in the form of wages and benefits paid to workers, purchases of goods and services, charitable contributions and reinvestments in operations (see Fig. #1).

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

During 2000, PT Freeport Indonesia undertook a study of the people living within the Mimika district in order to better understand the demographics of the area and what this portends for the company's efforts to work toward sustainability in its social and environ-mental influences. The company is working hard to provide a solid planning foundation to help the residents of the area - Amungme and Kamoro, other Papuans and the non- Papuans who have settled there - to take the next important steps in creating a sustainable community in which services and opportunity are available equally to all residents, human rights and dignity are respected and the company's operations are a long-term positive force for sustainable development.

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

[Photo]

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

The agreement is intended to be the foundation for mutually beneficial initiatives and several have already resulted, including the formation of a company by the local people to perform earth moving and levee maintenance in the tailings deposition area; the development of an integrated agriculture, aquaculture and animal husbandry program in the tailings deposition area; and the building of offices and residences for local leaders. The agreement also establishes procedures to continue negotiations between community organizations and the company. A second memorandum of understanding was signed on December 27, 2000 between PT Freeport Indonesia and the residents of Banti, a village approximately two miles from Tembagapura, our mine's residential community. Some residents of the village felt threatened after an incident in May 2000

[Photo]

A mother and child visit the Mimika outpatient "Poliklinik," a unit of the Mimika Community Hospital, funded by the Freeport Fund for Irian Jaya Development.

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

Land Rights

Under the Indonesian Constitution, all unimproved land is legally state- owned land. Similarly, all minerals belong to the state. PT Freeport

Indonesia's "January Agreement" of 1974 with the Amungme was the first recognition in Indonesia of hak ulayat, or the right of traditional people to undeveloped land for hunting and gathering. Subsequent to that landmark agreement, the Government of Indonesia formally recognized hak ulayat land rights.

Fig. #2

PT Freeport Indonesia has surpassed its goals for Papuan employees and Papuan staff since 1996.

(Graphs showing the following data)

              Total Papuan Employees       Papuan Staff
              ----------------------       -------------
                Target      Actual         Target Actual
              ----------  ----------       ------ ------
3/96              640         640            48      48
12/96             738         759            52      55
12/97             868       1,060            56      89
12/98             998       1,122            61      87
12/99           1,128       1,254            66     103
12/00           1,258       1,523            71     114


Fig. #3

Tests on tailings show a non-acid forming potential.

(Graph showing the following data)

                       1996   1997   1998   1999   2000
                       ----   ----   ----   ----   ----
                            (Annual Average Value)
Potential kilograms    (35)   (24)   (36)   (22)   (34)
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

[Photo]

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

[Photo]

Our overburden reclamation continues to show promising results in a very challenging high-altitude environment.

Responding to these recommendations, PT Freeport Indonesia has conducted comprehensive groundwater studies to assist in capturing and monitoring the impacts of acid rock drainage; increased monitoring of mangrove invertebrates including mollusk and crustacean species; initiated a crocodile and turtle survey; initiated the expansion of the site-wide project closure plan with a renewed focus on end-of-mine-life social issues; and conducted a comprehensive global review and pilot plant studies of acid rock drainage treatment technologies, resulting in selection of a proprietary treatment process. The first stage of the treatment plant is to be commissioned in the third quarter of 2001.

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

[Photo]

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

Ecological Risk Assessment

PT Freeport Indonesia continues to conduct a formal, protocol-structured ecological risk assessment of its tailings management plan. The risk assessment, which includes both environmental and human health components, consists of three phases. The first phase, the screening level risk assessments, were completed early in 2000 and investigated potential risks from the tailings management system to human health and terrestrial and aquatic ecosystems. Each potential risk was examined and quantified and those that were found to pose no significant risk were screened out, or eliminated from further detailed study. The second phase required implementation of individual scientific studies or data- gathering projects to provide the risk assessors with information for further, detailed review of potential risks not screened out. Completion of the phase two data gathering was accomplished by the end of 2000. The final phase, the detailed risk assessments, is under way with the environmental risk assessment final report to be completed in mid-2001. The results of this comprehensive series of studies will guide PT Freeport Indonesia's future tailings management decisions. These assessments are being conducted by a team of Indonesian and international scientific experts in the field.

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

[Photo]

Supported by a cooperative program between PT Freeport Indonesia and the local people, growing chili peppers has shown success as a cash crop.

perished. Contained within the mud were the treatment solids from the lime precipitation of acid rock drainage, which then entered the tailings river system near the village of Banti. Sampling and monitoring were initiated at a number of stations covering the entire tailings system between the mine and estuary for a period of several months. A specific risk analysis was conducted as a result of this event and was based on the monitoring program. No long-term environmental effects were found from the direct monitoring nor predicted by the risk assessment. The slippage caused a flow of sediments containing slightly elevated levels of precipitated copper. As a result, water quality in the river was temporarily diminished due to higher levels of total suspended solids.

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

The fluid bed reactor iron cementation plant will be constructed in the mill area for the purpose of removing dissolved copper from acid rock drainage. This facility will be used to treat acid rock drainage collected from the mining, overburden storage and other areas. The fluid bed reactor plant will be constructed in modules of approximately 5,000- gallon-per-minute capacity each, allowing for future expansion as the need arises. The first plant module is planned to be operational by mid- 2001.

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

Atlantic Copper had achieved ISO 14001 certification of all its facilities in 1999, and had been validated for compliance with the European Union Regulation on Environmental Eco-Management and Eco- Auditing. In 2000, these systems were further strengthened by successfully passing follow-up ISO audits. In addition, the annual internal environmental audits of all of the Atlantic Copper operations found that the company had a sound and comprehensive environmental management system and was in material compliance at all operation sites. In 2000, Atlantic Copper also further modified systems and made other improvements to continue to reduce air emissions and water discharges.

Huelva Weak Acid Disposal

As reported a year ago, in proceedings brought by a single individual and concerning a specific time period,

[Photo]

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

FREEPORT-McMoRan COPPER & GOLD INC. Selected Financial and Operating Data


Years Ended December 31,                   2000            1999            1998            1997            1996
------------------------                ----------      ----------      ----------      ----------      ----------
(Financial Data in Thousands, Except Per Share Amounts)
FCX FINANCIAL DATA
Revenues                                $1,868,610      $1,887,328      $1,757,132      $2,000,904      $1,905,036
Operating income                           492,293(a)      578,316(b)      579,585(c)      659,262(d)      637,309(e)
Net income applicable
 to common stock                            39,500(a)      100,787(b)      118,317(c)      208,541(d)      174,680(e)
Basic net income
 per common share                              .26(a)          .62(b)          .67(c)         1.06(d)          .90(e)
Diluted net income
 per common share                              .26(a)          .61(b)          .67(c)         1.06(d)          .89(e)
Dividends paid
 per common share                               --              --             .20             .90             .90
Basic average
 shares outstanding                        153,997         163,613         175,353         196,392         194,910
Diluted average
 shares outstanding                        154,519         164,567         175,354         197,653         196,682

At December 31:
Property, plant
 and equipment, net                      3,248,710       3,381,465       3,504,221       3,558,736       3,106,042
Total assets                             3,950,741       4,082,916       4,192,634       4,152,209       3,865,534
Long-term debt,
 including current
 portion and short-
 term borrowings                         2,190,025       2,148,259       2,456,793       2,388,982       1,562,916
Redeemable preferred
 stock                                     475,005         487,507         500,007         500,007         500,007
Stockholders' equity                        37,931         196,880         103,416         278,892         675,379

PT FREEPORT INDONESIA OPERATING DATA,
Net of Rio Tinto's Interest
Copper
  Production
  (000s of recoverable
  pounds)                                1,388,100       1,428,100       1,427,300       1,166,500       1,118,800
  Sales
  (000s of recoverable
  pounds)                                1,393,700       1,441,000       1,419,500       1,188,600       1,097,000
  Average realized
   price                                $      .82      $      .75      $      .73      $      .94(f)   $     1.02(f)
Gold
  Production
  (recoverable ounces)                   1,899,500       2,379,100       2,227,700       1,798,300       1,695,200
  Sales
  (recoverable ounces)                   1,921,400       2,423,900       2,190,300       1,888,100       1,698,900
  Average realized
   price                                $   276.06      $   276.53      $   290.57      $   346.14(g)   $   390.96(g)
Silver
  Production
  (recoverable ounces)                   3,542,400       3,444,500       3,421,200       2,568,700       2,360,600
  Sales
  (recoverable ounces)                   3,542,300       3,479,600       3,412,300       2,724,300       2,532,000
  Average realized
   price                                $     4.98      $     5.21      $     5.29      $     4.68      $     4.95

ATLANTIC COPPER OPERATING DATA
Concentrate treated
 (metric tons)                             916,300         949,400         973,900         929,700         804,500
Anodes (000s of pounds)
  Production                               639,100         647,100         642,400         639,800         547,900
  Sales                                     80,600          84,300          96,900         133,500          77,300
Cathodes (000s of pounds)
  Production                               567,900         556,600         544,800         505,600         462,900
  Sales
  (including wire rod
   and wire)                               562,300         558,500         544,300         505,300         461,100
Gold sales in anodes
  and slimes (ounces)                      605,700         792,700         678,700         532,900         421,300
Cash production cost
  per pound                             $      .14      $      .15      $      .14      $      .12      $      .15

FREEPORT-McMoRan COPPER & GOLD INC. Selected Financial and Operating Data

Years Ended December 31,                        2000         1999         1998         1997         1996
------------------------                     ----------   ----------   ----------   ----------   ----------
PT SMELTING OPERATING DATA h
Concentrate treated
 (metric tons)                                  582,200      436,000           --
Anodes (000s of pounds)
  Production                                    383,200      279,400           --
  Sales                                          33,100       50,300           --
Cathodes (000s of pounds)
  Production                                    349,200      200,100           --
  Sales                                         349,700      193,800           --
Cathode cash production
  cost per pound                             $      .13   $      .12           --

PT FREEPORT INDONESIA, 100% OPERATING DATA
Ore milled
 (metric tons per day)                          223,500      220,700      196,400      128,600      127,400
Average ore grade
  Copper (percent)                                 1.07         1.12         1.30         1.37         1.35
  Gold (grams
   per metric ton)                                 1.10         1.37         1.49         1.51         1.52
  Gold (ounce
   per metric ton)                                 .035         .044         .048         .049         .049
  Silver (grams
   per metric ton)                                 2.97         2.78         3.17         3.11         3.10
  Silver (ounce
   per metric ton)                                 .095         .089         .102         .100         .100
Recovery rates (percent)
  Copper                                           88.2         84.6         86.9         85.4         83.8
  Gold                                             84.3         83.7         85.3         81.4         77.1
  Silver                                           60.0         63.4         71.8         65.6         64.6
Copper (000s of recoverable pounds)
  Production                                  1,636,700    1,630,700    1,721,300    1,166,500    1,118,800
  Sales                                       1,643,500    1,647,800    1,706,700    1,188,600    1,097,000
Gold (recoverable ounces)
  Production                                  2,362,600    2,993,100    2,839,700    1,798,300    1,695,200
  Sales                                       2,387,300    3,047,100    2,774,700    1,888,100    1,698,900
Silver (recoverable ounces)
  Production                                  3,833,200    3,781,300    4,040,600    2,568,700    2,360,600
  Sales                                       3,847,700    3,829,400    4,008,000    2,724,300    2,532,000

Notes

(a) Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Irian Jaya (Papua) and $7.9 million for personnel severance costs, partly offset by a $1.5 million gain for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.

(b) Includes charges totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights caused by the increase in FCX's common stock price and $3.8 million for certain nonrecurring costs.

(c) Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share) associated with the sale of corporate aircraft.

(d) Includes a $25.3 million gain ($12.3 million to net income or $0.06 per share) for the reversal of stock appreciation rights and related costs caused by the decline in FCX's common stock price.

(e) Includes charges totaling $17.4 million ($8.0 million to net income or $0.04 per share) consisting of $12.7 million for costs of stock appreciation rights caused by the increase in FCX's common stock price, $3.0 million for costs related to a civil disturbance and $1.7 million for an early retirement program.

(f)  Amounts were $0.90 in 1997 and $0.97 in 1996 before hedging adjustments.

(g) Amounts were $326.08 in 1997 and $382.62 in 1996 before hedging adjustments.

(h) PT Smelting began operations in the fourth quarter of 1998. Amounts were insignificant for 1998.

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


     Higher production and delivery costs in 2000 reflect higher mine maintenance costs associated with our larger heavy equipment fleet, including our mine haul trucks and electric shovels, and higher energy costs associated with a significant increase in diesel fuel costs during the year at PT Freeport Indonesia, and the net mark-to-market gains and losses on our foreign currency contracts ($21.7 million loss in 2000, $11.8 million loss in 1999 and $7.2 million gain in 1998), which are designed to hedge anticipated future operating costs. Beginning in 2001, new accounting rules will result in deferring unrealized gains/losses on our foreign currency contracts that meet new hedging criteria. Our production and delivery costs increased in 1999 when compared with 1998 primarily because of higher production rates and a strengthening of the Indonesian currency, the rupiah.



     Our joint ventures with Rio Tinto incurred exploration costs of $13.3 million in 2000, $17.7 million in 1999 and $29.4 million in 1998. Our share of joint venture and other exploration costs totaled $8.8 million in 2000, $10.6 million in 1999 and $13.0 million in 1998. The reduction in exploration costs reflects a change beginning in 1999 to focus primarily on those areas with near-term exploitation opportunities and a reduction in field activities outside of Block A because of regulatory and local community issues. All exploration costs in the joint venture areas with Rio Tinto are now shared 60 percent by us and 40 percent by Rio Tinto. Our exploration expenses in 1998 primarily were incurred in the Eastern Minerals and PT Freeport Indonesia Block B areas. All of our Block A exploration costs in 1998 were reimbursed by $100 million of exploration funding received from Rio Tinto in 1996. The FCX/Rio Tinto joint ventures' 2001 exploration budgets total approximately $10 million.


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

Years Ended December 31,                2000        1999        1998
------------------------              --------    --------    --------
Mining and exploration                $  490.0    $  609.6    $  566.7
Smelting and refining                     (1.7)        1.6        44.0
Intercompany eliminations and other        4.0       (32.9)      (31.1)
                                      --------    --------    --------
  Operating income(a)                 $  492.3    $  578.3    $  579.6
                                      ========    ========    ========


(a) Because we eliminate the profit on PT Freeport Indonesia's sales to Atlantic Copper and PT Smelting until the copper concentrate is processed and sold to a third party, operating income was increased by $18.9 million in 2000 and decreased by $(17.2) million in 1999 and $(19.1) million in 1998. Our consolidated earnings fluctuate depending on the timing and prices of these sales.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

                                 2000        1999
                               --------    --------
Revenues - prior year          $1,464.8    $1,351.1
  Price realizations:
    Copper                         96.2        27.4
    Gold                           (0.9)      (34.0)
  Sales volumes:
    Copper                        (35.3)       15.7
    Gold                         (139.0)       67.9
  Adjustments, primarily for
       copper pricing on
       prior year open sales        7.8       (20.8)
  Treatment charges,
       royalties and other         19.5        57.5
                               --------    --------
Revenues - current year        $1,413.1    $1,464.8
                               ========    ========


Gross Profit Per Pound of Copper (cents)

Years Ended December 31,            2000      1999      1998
------------------------           ------    ------    ------
Average realized price               81.6      74.7      72.8
                                   ------    ------    ------
Production costs:
  Site production and delivery       42.7      36.5      32.2
  Gold and silver credits           (39.3)    (47.8)    (46.0)
  Treatment charges                  18.2      18.9      23.5
  Royalty on metals                   1.4       1.6       1.3
                                   ------    ------    ------
    Cash production costs            23.0       9.2      11.0
  Depreciation and amortization      18.0      18.0      17.0
                                   ------    ------    ------
    Total production costs           41.0      27.2      28.0
                                   ------    ------    ------
Adjustments, primarily for
    copper pricing
    on prior year open sales          0.1      (0.5)      1.2
                                   ------    ------    ------
Gross profit per pound of copper     40.7      47.0      46.0
                                   ======    ======    ======

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

     Site production and delivery costs in 2000 averaged 42.7 cents per pound of copper, 6.2 cents per pound higher than the 36.5 cents per pound reported in 1999. Higher mine maintenance costs associated with our larger heavy equipment fleet, including our mine haul trucks and electric shovels, and higher energy costs associated with a significant increase in diesel fuel costs during the year contributed to the higher unit costs. Gold credits in 2000 declined to 39.3 cents per pound as compared with 47.8 cents per pound in 1999 because of lower gold sales. Unit treatment charges were lower in 2000 than in 1999, but are expected to increase slightly in 2001 because of market conditions. Unit royalty costs were lower in 2000 compared with 1999 because of lower gold sales.



     A portion of PT Freeport Indonesia's surface mining costs associated with waste rock removal at the Grasberg open-pit mine are initially deferred and subsequently charged to operating costs on the basis of the average ratio of waste rock to ore over the life of the mine. Because of the nature of the Grasberg deposit, mining costs associated with waste rock removal are significantly higher in the early years of the mine's life than in the later years. As a result, waste rock removal costs are deferred in the early years of the mine's life. Prior to 2000, ongoing delineation drilling efforts combined with successive large expansions of PT Freeport Indonesia's mining and milling capacity caused significant variability in engineering estimates of the quantity of estimated waste rock required to be removed over the Grasberg pit's life. As a result, PT Freeport Indonesia's deferral of waste rock removal costs was determined using waste-to-ore ratios excluding the years near the end of the productive life of the Grasberg pit, which had not varied significantly. However, during the fourth quarter of 2000 PT Freeport Indonesia determined that its future surface mine plans were sufficiently established to substantiate the use of estimated life-of-mine waste rock tonnage in its 2001 mine plan in the determination of its deferred waste rock removal costs.


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

PT Freeport Indonesia Sales Outlook

     PT Freeport Indonesia's copper concentrates are sold primarily under long-term sales agreements that are denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia has commitments from various parties, including its affiliates Atlantic Copper and PT Smelting, to purchase virtually all of its estimated 2001 production at market prices. Net of Rio Tinto's interest, PT Freeport Indonesia's share of sales for 2001 is expected to approximate 1.4 billion pounds of copper and 2.4 million ounces of gold. Projected 2001 copper and gold sales reflect the expectation of higher average mill throughput rates than in 2000 and higher gold ore grades.

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


     Field exploration activities outside of our current mining operations area are in suspension due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas. These suspensions were granted for one-year periods ending February 26, 2002, for Block B, March 31, 2002, for PT Nabire Bakti Mining and November 15, 2002, for Eastern Minerals. We are currently seeking a renewal of the Block B suspension and expect to seek suspension renewals for the other areas in 2002 for additional one-year periods by written request to the Government of Indonesia.


SMELTING AND REFINING OPERATIONS


     Our investment in smelters serves an important role in our concentrate marketing strategy. Approximately one-half of PT Freeport Indonesia's concentrate production is sold to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder is sold to other customers.



     Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. However, because we have integrated our upstream (mining and milling) and downstream (smelting and refining) operations, we are able to achieve operating hedges which substantially offset the effect of changes in treatment charges for smelting and refining PT Freeport Indonesia's copper concentrates. For example, while low smelting and refining charges adversely affect the operating results of Atlantic Copper and PT Smelting, low charges benefit the operating results of PT Freeport Indonesia's mining operations.



     As a result, changes in smelting and refining charges do not have a significant impact on our consolidated operating results. Taking into account taxes and minority ownership interests, an equivalent change in the charges PT Freeport Indonesia pays and the charges Atlantic Copper and PT Smelting receive would essentially offset in our consolidated operating results.


Atlantic Copper Operating Results
Years Ended December 31,                             2000        1999       1998
---------------------------------                  --------    --------   --------
Cash margin before hedging (in millions)           $   52.6    $   57.5   $   81.2
Operating income (loss) (in millions)              $   (1.7)   $    1.6   $   44.0
Concentrate treated (metric tons)                   916,300     949,400    973,900
Anode production (000s of pounds)                   639,100     647,100    642,400
Cathode, wire rod and wire sales
 (000s of pounds)                                   562,300     558,500    544,300
Gold sales in anodes and slimes (ounces)            605,700     792,700    678,700

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


PT Smelting Operating Results (in millions)
Years Ended December 31,                       2000       1999       1998
-------------------------------------------  --------   --------   --------
PT Freeport Indonesia sales to PT Smelting   $  343.3   $  252.6   $   25.6
                                             ========   ========   ========

Equity in PT Smelting losses                 $   13.6   $   10.1   $    1.6
                                             ========   ========   ========
PT Freeport Indonesia profits deferred            2.0        8.0        3.3
                                             ========   ========   ========



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

     In June 2000, our Board of Directors authorized a 20-million- share increase in our open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. During 2000, we purchased 19.5 million of our shares for $201.8 million (an average of $10.35 per share), and from January 1 through March 12, 2001 we purchased 0.2 million of our shares for $1.6 million (an average of $8.35 per share) under our open market share purchase program. From inception of this program in July 1995 through March 12, 2001, we have purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and 9.3 million shares remain available under the program. The timing of future purchases is dependent upon many factors, including the price of common shares, our business and financial position, and general economic and market conditions. During 1999, we purchased
0.8 million shares for $7.8 million (an average of $9.20 per share). During 1998, we purchased 20.0 million shares for $259.4 million (an average of $12.97 per share).

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


     In 1997, we guaranteed a $254.0 million loan from a syndicate of commercial banks, including JPMorgan Chase Bank as agent, to PT Nusamba Mineral Industri, an Indonesian company. Nusamba used the funds plus $61.0 million of cash, for a total of $315.0 million, to purchase from a third party approximately 51 percent of the capital stock of PT Indocopper Investama Corporation, a company whose only significant asset is 9.4 percent of PT Freeport Indonesia's stock. We own the remaining 49 percent of PT Indocopper Investama. The loan is secured by a pledge of the PT Indocopper Investama stock owned by Nusamba and is due March 2002. The purchase price was negotiated based on the market value of FCX's publicly traded common shares at the time of the transaction. We also agreed to lend to Nusamba any amounts necessary to cover shortfalls between the interest payments on the loan and dividends received by Nusamba on the PT Indocopper Investama stock. We guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonesia. At December 31, 2000, we had loaned $56.1 million to Nusamba for this purpose. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts we have subsequently loaned to

Nusamba reach the original purchase price ($315 million), we will charge any additional amounts we loan to Nusamba to expense.


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

                             Gold                                 Silver
             -----------------------------------  ---------------------------------------
               Redemption     Carrying  Dividend     Redemption       Carrying   Dividend
             Ounces   Amount    Value    Amount    Ounces    Amount     Value     Amount
             -------  ------  --------  --------  ---------  ------   --------   --------
2001              --  $   --    $   --    $9.6    2,380,000   $11.1     $12.5      $2.6
2002              --      --        --     9.6    2,380,000    11.1      12.5       2.2
2003         600,000   164.3     232.6     8.1    2,380,000    11.1      12.5       1.7
2004              --      --        --     3.8    2,380,000    11.1      12.5       1.3
2005              --      --        --     3.8    2,380,000    11.1      12.5       0.8
Thereafter   430,000   117.7     167.4     1.0    2,380,000    11.1      12.5       0.3
                      ------    ------                        -----     -----
                      $282.0    $400.0                        $66.6     $75.0
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

     At estimated annual peseta/euro payments of 15 billion pesetas/90 million euros and a December 31, 2000 exchange rate of 178.8 pesetas to one U.S. dollar or $0.93 per euro, a 10- peseta/$0.06 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs, before any hedging effects.

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

Interest Rate Risk

     The table below presents our scheduled maturities of principal for outstanding debt and notional amounts for interest rate swaps at December 31, 2000 and fair value at December 31, 2000 (dollars in millions). Atlantic Copper has interest rate swap contracts to fix interest rates on a portion of its variable- rate debt through March 2003. The costs associated with these contracts are amortized to interest expense over the terms of the agreements. Also see Notes 5 and 11 of "Notes to Financial Statements."

                                                                                                     Fair
                           2001        2002        2003        2004        2005      Thereafter     Value
                         --------    --------    --------    --------    --------    ----------    --------
Long-term debt:
 Fixed rate              $  127.0    $     --    $  250.0    $     --    $     --    $    200.0    $  463.6
 Average interest rate        9.7%         --         7.2%         --          --           7.5%        7.9%
 Variable rate           $   75.3    $  942.7    $   77.0    $   72.4    $   71.5    $    374.1    $1,613.1
 Average interest rate       10.2%        8.7%       10.4%       10.7%       10.7%         10.7%        9.3%
Interest rate swaps:
 Amount                  $   74.4    $   59.6    $   51.5    $     --    $     --    $       --    $    1.0
 Average interest rate        6.1%        7.2%        6.0%         --          --            --         6.5%

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

     Despite gradual improvements on the economic front, Indonesia's recovery remains vulnerable to ongoing political and social tensions. There have been repeated challenges to the political leadership of President Abdurrahman Wahid. Incidents of violence and separatist pressures continue to add to political instability within the country as the Wahid administration struggles to address the country's economic and social issues. Incidents of separatist-related violence have been reported in Aceh and Irian Jaya (Papua), and the Indonesian government has taken a strong stance in an effort to halt the violence in these areas. No incidents of violence were reported in PT Freeport Indonesia's area of operations, where the local community leaders continue to support peaceful solutions to the complex issue of regional autonomy.

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


                                            Arthur Andersen LLP

New Orleans, Louisiana,
January 18, 2001

FREEPORT-McMoRan COPPER & GOLD INC. Statements of Income


Years Ended December 31,                       2000            1999            1998
------------------------                   ------------    ------------    ------------
(In Thousands, Except Per Share Amounts)
Revenues                                   $  1,868,610    $  1,887,328    $  1,757,132
Cost of sales:
Production and delivery                       1,012,962         934,549         799,327
Depreciation and amortization                   283,556         293,213         277,407
                                           ------------    ------------    ------------
     Total cost of sales                      1,296,518       1,227,762       1,076,734
Exploration expenses                              8,849          10,626          13,033
General and administrative expenses              70,950          70,624          87,780
                                           ------------    ------------    ------------
     Total costs and expenses                 1,376,317       1,309,012       1,177,547
                                           ------------    ------------    ------------
Operating income                                492,293         578,316         579,585
Equity in PT Smelting losses                    (13,593)        (10,074)         (1,638)
Interest expense, net                          (205,346)       (194,069)       (205,588)
Other income (expense), net                        (114)          6,661         (10,933)
                                           ------------    ------------    ------------
Income before income taxes
 and minority interests                         273,240         380,834         361,426
Provision for income taxes                     (159,573)       (195,653)       (170,566)
Minority interests in
 net income of consolidated
 subsidiaries                                   (36,680)        (48,714)        (37,012)
                                           ------------    ------------    ------------
Net income                                       76,987         136,467         153,848
Preferred dividends                             (37,487)        (35,680)        (35,531)
                                           ------------    ------------    ------------
Net income applicable to common stock      $     39,500    $    100,787    $    118,317
                                           ============    ============    ============
Net income per share of common stock:
     Basic                                 $        .26    $        .62    $        .67
                                           ============    ============    ============
     Diluted                               $        .26    $        .61    $        .67
                                           ============    ============    ============

Average common shares outstanding:
     Basic                                      153,997         163,613         175,353
                                           ============    ============    ============
     Diluted                                    154,519         164,567         175,354
                                           ============    ============    ============

Dividends paid per common share            $         --    $         --    $        .20
                                           ============    ============    ============


The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Statements of Cash Flow


Years Ended December 31,                            2000          1999          1998
------------------------                         ----------    ----------    ----------
(In Thousands)
Cash flow from operating activities:
Net income                                       $   76,987    $  136,467    $  153,848
Adjustments to reconcile
     net income to net cash
     provided by operating activities:
     Depreciation and amortization                  283,556       293,213       277,407
     Deferred income taxes                           49,154        60,104        62,165
     Minority interests' share
      of net income                                  36,680        48,714        37,012
     Deferred mining costs                               28        11,597         7,251
     Provision for inventory obsolescence             6,000         1,500         3,000
     Other                                            8,812        18,387         1,867
     Equity in PT Smelting losses                    13,593        10,074         1,638
     (Increases) decreases in working capital:
        Accounts receivable                          17,955        42,062      (103,976)
        Inventories                                 (39,624)      (52,854)        6,323
        Prepaid expenses and other                    5,407        (6,757)         (455)
        Accounts payable
         and accrued liabilities                     57,830       (15,606)        7,408
        Rio Tinto share of
         joint venture cash flows                    34,342           138         9,305
        Accrued income taxes                        (34,700)       21,745        16,034
     (Increase) decrease
        in working capital                           41,210       (11,272)      (65,361)
                                                 ----------    ----------    ----------
Net cash provided by operating activities           516,020       568,784       478,827
                                                 ----------    ----------    ----------

Cash flow from investing activities:
Capital expenditures:
     PT Freeport Indonesia                         (156,199)     (151,015)     (280,952)
     Atlantic Copper                                (14,760)       (6,423)       (8,422)
     Investment in PT Smelting                       (5,717)       (3,384)       (2,709)
Other                                                (4,538)          796         4,977
                                                 ----------    ----------    ----------
Net cash used in investing activities              (181,214)     (160,026)     (287,106)
                                                 ----------    ----------    ----------

Cash flow from financing activities:
Net repayments to Rio Tinto                         (60,564)     (241,076)     (144,760)
Proceeds from other debt                            354,634       513,241       549,230
Repayment of other debt                            (312,117)     (590,377)     (239,495)
Partial redemption of preferred stock               (11,893)      (11,946)           --
Purchases of FCX common shares                     (199,945)       (7,921)     (259,213)
Cash dividends paid:
     Common stock                                        --            --       (35,382)
     Preferred stock                                (37,713)      (38,019)      (39,157)
     Minority interests                             (51,923)      (13,674)       (9,069)
Loans to Nusamba                                    (12,379)      (18,263)      (17,824)
Other                                                (1,636)           98           867
                                                 ----------    ----------    ----------
Net cash used in financing activities              (333,536)     (407,937)     (194,803)
                                                 ----------    ----------    ----------
Net increase (decrease)
 in cash and cash equivalents                         1,270           821        (3,082)
Cash and cash equivalents
 at beginning of year                                 6,698         5,877         8,959
                                                 ----------    ----------    ----------
Cash and cash equivalents
 at end of year                                  $    7,968    $    6,698    $    5,877
                                                 ==========    ==========    ==========
Interest paid                                    $  211,352    $  194,546    $  251,999
                                                 ==========    ==========    ==========
Income taxes paid                                $  136,984    $  113,804    $   91,567
                                                 ==========    ==========    ==========


The accompanying Notes to Financial Statements, which include information in Notes 1, 5, 6 and 11 regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Balance Sheets

December 31,                                      2000            1999
------------                                  ------------    ------------
(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents                     $      7,968    $      6,698
Accounts receivable:
     Customers                                     128,198         141,325
     Other                                          20,887          31,437
Inventories:
     Product                                       158,868         134,735
     Materials and supplies                        241,739         233,390
Prepaid expenses and other                          11,462          16,869
                                              ------------    ------------
     Total current assets                          569,122         564,454
Property, plant and equipment, net               3,248,710       3,381,465
Investment in PT Smelting                           56,154          66,070
Other assets                                        76,755          70,927
                                              ------------    ------------
Total assets                                  $  3,950,741    $  4,082,916
                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities      $    313,208    $    277,365
Current portion of long-term debt
 and short-term borrowings                         202,294         114,789
Rio Tinto share of joint venture cash flows         78,706          39,974
Unearned customer receipts                          28,688          40,235
Accrued income taxes                                11,016          42,704
                                              ------------    ------------
     Total current liabilities                     633,912         515,067
Long-term debt, less current portion             1,987,731       2,033,470
Accrued postretirement benefits
 and other liabilities                             112,831         114,677
Deferred income taxes                              599,536         553,394
Minority interests                                 103,795         181,921
Redeemable preferred stock                         475,005         487,507
Stockholders' equity:
Step-up convertible preferred stock                349,990         349,990
Class A common stock, par value $0.10,
     97,071,944 shares
     issued and outstanding                          9,707           9,707
Class B common stock, par value $0.10,
      121,687,529 shares
      and  121,540,842 shares issued
      and outstanding,  respectively                12,169          12,154
Capital in excess of par value
      of common stock                              657,239         652,100
Retained earnings                                  330,901         291,401
Accumulated other comprehensive income              10,244          10,244
Common stock held in treasury -
     74,718,076 shares and
     55,115,819 shares, at cost,
     respectively                               (1,332,319)     (1,128,716)
                                              ------------    ------------
     Total stockholders' equity                     37,931         196,880
                                              ------------    ------------
Total liabilities and stockholders' equity    $  3,950,741    $  4,082,916
                                              ============    ============

The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Statements of Stockholders' Equity


Years Ended December 31,                              2000            1999            1998
------------------------                          ------------    ------------    ------------
(In Thousands)
Step-up convertible preferred stock:
Representing 13,999,600 shares                    $    349,990    $    349,990    $    349,990
                                                  ------------    ------------    ------------

Class A common stock:
Representing 97,071,944 shares                           9,707           9,707           9,707
                                                  ------------    ------------    ------------

Class B common stock:
Balance at beginning of year
 representing 121,540,842 shares
 in 2000, 121,453,497 shares in
 1999 and 121,404,858 shares in 1998                    12,154          12,145          12,140
Exercised stock options representing
 146,687 shares in 2000, 87,345
 shares in 1999 and 48,639 shares
 in 1998                                                    15               9               5
                                                  ------------    ------------    ------------
Balance at end of year representing
 121,687,529 shares in 2000,
 121,540,842 shares in 1999 and
 121,453,497 shares in 1998                             12,169          12,154          12,145
                                                  ------------    ------------    ------------

Capital in excess of par value of common stock:
Balance at beginning of year                           652,100         650,746         649,792
Exercised stock options                                  2,199           1,354             954
Restricted stock grants                                  2,940              --              --
                                                  ------------    ------------    ------------
Balance at end of year                                 657,239         652,100         650,746
                                                  ------------    ------------    ------------

Retained earnings:
Balance at beginning of year                           291,401         190,614         107,679
Net income                                              76,987         136,467         153,848
Cash dividends on common stock                              --              --         (35,382)
Dividends on preferred stock                           (37,487)        (35,680)        (35,531)
                                                  ------------    ------------    ------------
Balance at end of year                                 330,901         291,401         190,614
                                                  ------------    ------------    ------------

Accumulated other comprehensive income                  10,244          10,244          10,244
                                                  ------------    ------------    ------------

Common stock held in treasury:
Balance at beginning of year
 representing 55,115,819 shares
 in 2000, 54,217,541 shares in
 1999 and 34,221,720 shares in 1998                 (1,128,716)     (1,120,030)       (860,660)
Shares purchased representing
 19,493,300 shares in 2000, 844,200
 shares in 1999 and 19,995,821 shares
 in 1998                                              (201,761)         (7,765)       (259,370)
Tender of 108,957 shares in 2000
 and 54,078 shares in 1999
  to FCX to exercise stock options                      (1,842)           (921)             --
Balance at end of year representing
 74,718,076 shares in 2000,
 55,115,819 shares in 1999 and
 54,217,541 shares in 1998                          (1,332,319)     (1,128,716)     (1,120,030)
                                                  ------------    ------------    ------------
Total  stockholders' equity                       $     37,931    $    196,880    $    103,416
                                                  ============    ============    ============


The accompanying Notes to Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. FCX consolidates PT Freeport Indonesia, including certain joint ventures involving PT Freeport Indonesia (Note 5), and PT Irja Eastern Minerals, as well as its wholly owned subsidiary, Atlantic Copper, S.A. FCX's unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method (Note 2). PT Freeport Indonesia's investment in PT Smelting is accounted for under the equity method (Note 9). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2000 presentation.


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


Property, Plant and Equipment. Property, plant and equipment are carried at cost. Mineral exploration costs are expensed as incurred, except in the year when proved and probable reserves have been established for a given property, in which case all exploration costs for that property incurred since the beginning of that year are capitalized. Refer to Note 13 for a definition of proved and probable reserves. No exploration costs were capitalized during the years presented. Development costs are capitalized beginning after proved and probable reserves have been established. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (turnarounds) are expensed as incurred. Depreciation for mining and milling life-of- mine assets, including future development costs, is determined using the unit-of-production method based on estimated recoverable proved and probable copper reserves. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.



     Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.



Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques such as estimated future cash flows. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows for our mining assets, which are considered one asset group, include estimates of recoverable pounds and ounces, metal prices (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on detailed engineering life-of-mine plans. Future cash flows for our smelting assets include estimates of treatment and refining rates (considering current and historical prices, price trends and related factors), production rates and costs, capital and reclamation costs as appropriate, all based on operating projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. No impairment losses were recorded during the periods presented.



Deferred Mining Costs. In general, mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg ore body and the location and extent of surrounding waste rock, the ratio of waste rock to ore is much higher in the initial mining of the pit than in later years. As a result, surface mining costs associated with waste rock removal at PT Freeport Indonesia's open-pit mine that relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual waste rock removed to ore mined falls below the estimated average ratio of waste rock to ore over the life of the Grasberg open pit. PT Freeport Indonesia evaluates the recoverability of these deferred mining costs in conjunction with its evaluation of the recoverability of its mining assets as described in FCX's "Asset Impairment" accounting policy.



PT Freeport Indonesia's geologists and engineers reassess the waste rock to ore ratio and the remaining life of its open-pit mine at least annually, and any changes in estimates are reflected prospectively beginning in the quarter of change. During the fourth quarter of 2000, PT Freeport Indonesia changed its estimated average ratio of waste rock to ore over the life of the mine in its deferred mining costs calculation to 1.6 to 1 from 2.4 to 1. For 1999 the estimated average ratio of waste rock to ore was 2.1 to 1 and for 1998 it was
2.0 to 1. The change during the fourth quarter of 2000 reflects PT Freeport Indonesia's finalization of its overall open-pit mine plan after reviewing various alternative pit designs during its previous mining and milling expansions. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs and for the full year the net deferral was not significant.


Income Taxes. FCX accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.


Reclamation and Mine Closure. Estimated future reclamation and mine closure costs for PT Freeport Indonesia's current mining operations in Indonesia are accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proved and probable copper reserves. Estimated future reclamation and mine closure costs are based on management's best estimate of the undiscounted costs expected to be incurred. Changes in estimates are charged to earnings prospectively over future periods. Expenditures resulting from the remediation of conditions caused by past operations are charged to expense.


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

     FCX adopted SFAS 133 effective January 1, 2001. FCX elected to continue its current accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998 to be excluded from those instruments required to be adjusted for changes in their fair values. Certain of PT Freeport Indonesia's concentrate sales contracts allow for final pricing in future periods. Under SFAS 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives which must be bifurcated from the host contract. The host contract is the sale of the concentrates at the current spot London Metal Exchange (LME) price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. PT Freeport Indonesia's open pricing positions are recorded at current market values and SFAS 133 will not have a significant impact on FCX's financial results with respect to these sales contracts.


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


Revenue Recognition. PT Freeport Indonesia's sales of copper concentrates, which also contain significant amounts of gold, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel's rail at PT Freeport Indonesia's port facility.



     Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of commodity contracts (Note 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, our revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of our contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper.



     PT Freeport Indonesia's concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, that provide for provisional billings are based on world metals prices when shipped, primarily using then-current prices on the LME. Final settlement on the copper portion is generally based on the average LME price for a specified future period generally three months after the month of arrival at the customer's facility. Final delivery to customers in Asia generally takes up to 18 days and to customers in Europe generally takes up to 60 days.



     At December 31, 2000, FCX had consolidated provisionally priced copper sales totaling 237.0 million pounds recorded at an average price of $0.80 per pound. Approximately 90 percent of these open pounds are expected to be finally priced during the first quarter of 2001. A one-cent movement in the average price used for these open pounds will have an approximate $1.2 million impact on FCX's 2001 net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment. For 2000, 1999 and 1998, the maximum net price adjustment after initial recognition of revenues was 4 percent for copper and less than 1 percent for gold.


     PT Freeport Indonesia pays royalties under a Contract of Work (see Note
10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.


     A large part of the mineral royalties under the Government of Indonesia regulations are designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of Papua (formerly Irian
Jaya). The additional royalties are paid on metal from production above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The combined royalties, including the voluntary additional royalties which became effective January 1, 1999, totaled $20.2 million in 2000, $23.0 million in 1999 and $16.2 million in 1998.


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


     Effective January 1996, Atlantic Copper changed its functional currency from the peseta to the U.S. dollar. This change resulted from significant changes in Atlantic Copper's operations related to a large expansion of its smelting and refining operations financed with U.S. dollar borrowings and the sale of its mining operations that incurred significant peseta operating costs. Accumulated Other Comprehensive Income reported in the Statements of Stockholders' Equity consisted solely of the cumulative foreign currency translation adjustment at Atlantic Copper prior to changing its functional currency, for which there is no tax effect. In accordance with SFAS 52, the currency translation adjustment became fixed upon the change in functional currency and will only be adjusted in the event of a full or partial sale of FCX's investment in Atlantic Copper.


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


     In 1997, PT Nusamba Mineral Industri (Nusamba), an Indonesian company and a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama. Nusamba paid $61.0 million in cash and financed $254.0 million of the $315.0 million purchase price with a variable-rate commercial loan from a syndicate of commercial banks, including JPMorgan Chase Bank, as agent, maturing in March 2002. The purchase price was negotiated based on the market value of FCX's publicly traded common shares at the time of the transaction.

FCX has agreed that if Nusamba defaults on the loan, FCX will purchase the PT Indocopper Investama stock or the lenders' interest in the commercial loan for the amount then due by Nusamba under the loan. FCX guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonsia. FCX also agreed to lend to Nusamba any amounts to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama. In other assets at December 31, 2000 is $56.1 million due in March 2002 from Nusamba because of interest payment shortfalls. The amount of any future shortfalls will depend primarily on the level of PT Freeport Indonesia's dividends to PT Indocopper Investama. Once the total of the guaranteed loan and the amounts FCX has subsequently loaned to Nusamba reach the original purchase price ($315 million), FCX will charge any additional amounts loaned to Nusamba to expense.


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

NOTE 3. INVENTORIES

The components of product inventories follow (in thousands):

December 31,                                           2000      1999
------------                                         --------  --------
PT Freeport Indonesia: Concentrates - Average Cost   $  7,779  $ 13,424
Atlantic Copper:       Concentrates - FIFO            110,591    69,590
                       Work in process - FIFO          33,938    50,173
                       Finished goods - FIFO            6,560     1,548
                                                     --------  --------
  Total product inventories                          $158,868  $134,735
                                                     ========  ========

      The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $16.8 million at December 31, 2000 and $18.8 million at December 31, 1999.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT, NET

The components of net property, plant and equipment follow (in thousands):

December 31,                                    2000            1999
------------                                ------------    ------------
Exploration, development and other          $  1,051,403    $  1,019,164
Buildings and infrastructure                   1,206,404       1,148,027
Machinery and equipment                        1,669,552       1,658,116
Mobile equipment                                 508,788         494,583
Infrastructure assets                            572,884         615,412
Construction in progress                         100,426          33,809
                                            ------------    ------------
   Property, plant and equipment               5,109,457       4,969,111
Accumulated depreciation and amortization     (1,878,893)     (1,605,820)
Deferred mining costs                             18,146          18,174
                                            ------------    ------------
   Property, plant and equipment, net       $  3,248,710    $  3,381,465
                                            ============    ============


     Exploration, development and other includes excess costs related to investments in consolidated subsidiaries. Excess costs consist of $69.5 million related to FCX's purchase in December 1992 of 49 percent of the capital stock of PT Indocopper Investama and $34.5 million related to PT Freeport Indonesia's issuance of its shares to FCX in 1993 and 1994 to settle a convertible loan due to FCX. These costs are amortized using the unit-of-production method based on estimated recoverable proved and probable copper reserves. Additionally, excess costs include $20.8 million related to FCX's acquisition of Atlantic Copper in 1993. These costs are amortized using the straight-line method based on the estimated life of Atlantic Copper's smelter assets. Property, plant and equipment are net of grants from the Spanish government totaling $52.8 million. The grants are contingent on Atlantic Copper meeting specified conditions through December 2001.


NOTE 5. LONG-TERM DEBT

December 31,                                    2000         1999
------------                                 ----------   ----------
(In Thousands)
Notes payable:
  FCX and PT Freeport Indonesia
    credit facilities, average rate
    8.2% in 2000 and 7.1% in 1999            $  760,000   $  648,000
  Atlantic Copper facility, average
    rate 8.3% in 2000 and 7.5% in
    1999                                        194,824      204,529
  Atlantic Copper working capital
    revolver, average rate 7.2% in
    2000 and 6.3% in 1999                        38,900       39,593
  Atlantic Copper deferral loan,
    average rate 9.0% in 2000                    25,000           --
  Equipment loans                                65,656       76,840
  Rio  Tinto  loan,  average rate
    6.2% in 2000 and 5.2% in 1999 (Note 2)           --       60,563
  Other notes payable                            24,637       24,818
9 3/4% Senior Notes due 2001                    120,000      120,000
7.50% Senior Notes due 2006                     200,000      200,000
7.20% Senior Notes due 2026                     250,000      250,000
Infrastructure asset financings,
  average rate 12.1% in 2000 and
  11.2% in 1999                                 511,008      523,916
                                             ----------   ----------
                                              2,190,025    2,148,259
Less current portion and
  short-term borrowings                         202,294      114,789
                                             ----------   ----------
                                             $1,987,731   $2,033,470
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

     FCX's 1995 Stock Option Plan (the 1995 Plan) provides for the issuance of stock options and other stock-based awards (including SARs) for up to 10 million Class B common shares at no less than market value at the time of grant. During 1998, FCX converted 1.3 million SARs to stock options when FCX's stock price was below the SARs' exercise prices. FCX's 1995 Stock Option Plan for Non- Employee Directors (the Director Plan) authorizes FCX to grant options to purchase up to 2 million shares. Options granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant. For options granted under the Director Plan, FCX will pay cash to the option holder equal to an amount based on the maximum individual federal income tax rate in effect at the time of exercise.

     FCX's 1999 Stock Incentive Plan (the 1999 Plan) provides for the issuance of stock options, restricted stock and other stock- based awards. The 1999 Plan allows FCX to grant awards for up to 8 million common shares (3.2 million Class A common shares and 4.8 million Class B common shares) to eligible participants. FCX granted 0.2 million shares of restricted stock in 2000 that vest ratably over three years.

     Awards granted under all of the plans generally expire 10 years after the date of grant. Awards for 5.9 million shares under the 1999 Plan, 1.4 million shares under the Director Plan and no shares under the 1995 Plan were available for new grants as of December 31, 2000. A summary of stock options outstanding, including 0.5 million SARs, follows:

                                    2000                         1999                         1998
                         --------------------------   --------------------------   --------------------------
                                          Weighted                     Weighted                     Weighted
                                          Average                      Average                      Average
                           Number         Option        Number         Option        Number         Option
                         of Options        Price      of Options        Price      of Options        Price
                         -----------    -----------   -----------    -----------   -----------    -----------
Balance at January 1      14,060,224    $     19.23    11,430,582    $     21.98     8,065,837    $     23.84
  Granted                  1,967,054          17.57     3,965,500          11.48     3,691,200          17.77
  Exercised                 (146,687)         14.78       (87,345)         15.28       (51,749)         14.74
  Expired/Forfeited         (813,889)         17.69    (1,248,513)         20.08      (274,706)         21.29
                         -----------                  -----------                  -----------
Balance at December 31    15,066,702          19.14    14,060,224          19.23    11,430,582          21.98
                         ===========                  ===========                  ===========

     In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation. Summary information of stock options outstanding at December 31, 2000, excluding SARs, follows:

                                  Options Outstanding             Options Exercisable
                          -----------------------------------   ----------------------
                                         Weighted    Weighted                 Weighted
                                          Average     Average                  Average
                            Number       Remaining    Option      Number        Option
Range of Exercise Prices  of Options        Life       Price    of Options      Price
------------------------  ----------     ---------   --------   ----------    --------
$9.09 to $10.31            3,066,750      8 years     $ 9.90       933,375      $ 9.94
$14.63 to $21.27           9,082,536      7 years      18.58     7,229,961       19.01
$22.63 to $32.81             990,069      6 years      29.58       881,219       29.63
$35.50                     1,380,000      5 years      35.50     1,104,000       35.50
                          ----------                            ----------
                          14,519,355                            10,148,555
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

     For the pro forma computations, the values of the option grants were calculated on the dates of grant using the Black-

Scholes option-pricing model. The weighted average fair value for stock option grants was $9.44 per option in 2000, $5.96 per option in 1999 and $6.75 per option in 1998 (including the 1.3 million SARs converted to stock options). The weighted average assumptions used include a risk-free interest rate of 6.7 percent in 2000, 5.1 percent in 1999 and 5.8 percent in 1998; expected volatility of 44 percent in 2000, 41 percent in 1999 and 34 percent in 1998; no annual dividend in 2000 or 1999 and $0.20 per share in 1998; and expected lives of 7 years in 2000, 7 years in 1999 and 8 years in 1998. The pro forma effects on net income are not representative of future years because of the potential changes in the factors used in calculating the Black-Scholes valuation and the number and timing of option grants. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

NOTE 8. INCOME TAXES

The components of FCX's deferred taxes follow (in thousands):

December 31,                                2000          1999
------------                             ----------    ----------
Deferred tax asset:
  Foreign tax credits                    $  255,500    $  245,787
  U.S. alternative minimum tax credits       65,294        62,559
  Atlantic Copper net operating
    loss carryforwards                       72,702        82,789
  Intercompany profit elimination            15,644        21,555
  Valuation allowance                      (393,496)     (391,135)
                                         ----------    ----------
    Total deferred tax asset                 15,644        21,555
                                         ----------    ----------

Deferred tax liability:
  Property, plant and equipment            (552,869)     (509,611)
  Undistributed earnings
   in PT Freeport Indonesia                 (35,375)      (44,808)
  Other                                     (26,936)      (20,530)
                                         ----------    ----------
    Total deferred tax liability           (615,180)     (574,949)
                                         ----------    ----------
Net deferred tax liability               $ (599,536)   $ (553,394)
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

     PT Freeport Indonesia's Indonesian income tax returns have been audited through 1994 and the 1997 return is currently under examination. FCX's provision for income taxes consists of the following (in thousands):

                              2000       1999       1998
                            --------   --------   --------
Current income taxes:
Indonesian                  $106,587   $127,828   $100,336
United States and other        3,832      7,721      8,065
                            --------   --------   --------
                             110,419    135,549    108,401
Deferred Indonesian taxes     49,154     60,104     62,165
                            --------   --------   --------
                            $159,573   $195,653   $170,566
                            ========   ========   ========

     Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

                                                       2000                         1999                         1998
                                             ------------------------     ------------------------     ------------------------
                                               Amount       Percent         Amount       Percent         Amount       Percent
                                             ----------    ----------     ----------    ----------     ----------    ----------
Income taxes computed at the
  contractual Indonesian tax rate            $   95,634            35%    $  133,292            35%    $  126,499            35%
Indonesian withholding tax on:
  Earnings/dividends                             18,095             6         23,878             6         21,490             6
  Interest                                        2,776             1          2,829            --          3,765             1
Increase (decrease) attributable to:
  Intercompany interest expense                  (7,168)           (3)       (11,444)           (3)       (15,103)           (4)
  Parent company costs                           28,981            11         37,568            10         26,504             7
  U.S. alternative minimum tax                    4,600             2          7,400             2          7,500             2
  Atlantic Copper net loss (income)              10,467             4         (1,836)           --         (1,733)           --
  Other, net                                      6,188             2          3,966             1          1,644            --
                                             ----------    ----------     ----------    ----------     ----------    ----------
Provision for income taxes                   $  159,573            58%    $  195,653            51%    $  170,566            47%
                                             ==========    ==========     ==========    ==========     ==========    ==========

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

PT Smelting. PT Smelting, an Indonesian company, operates a 200,000 metric tons of copper metal per year smelter/refinery in Gresik, Indonesia. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia is providing nearly all of PT Smelting's copper concentrate requirements. For the first 15 years of PT Smelting's operations, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia supplies will not fall below a specified minimum rate, currently $0.23 per pound, the rate for 2000 and the expected rate for 2001. PT Freeport Indonesia has also agreed to assign its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.

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

                                                 Pension Benefits                     Other Benefits
                                -----------------------------------------------    --------------------
                                                               PT Freeport
                                       FCX Plan               Indonesia Plan               FCX
                                -----------------------    --------------------    --------------------
                                  2000           1999        2000        1999        2000        1999
                                --------       --------    --------    --------    --------    --------
Change in benefit obligation:
Benefit obligation at
 beginning of year              $(13,581)      $(13,622)   $(14,056)   $ (8,065)   $   (860)   $   (763)
Service cost                        (301)          (852)     (1,056)     (1,061)        (15)        (42)
Interest cost                       (896)          (905)     (1,070)     (2,688)        (30)        (60)
Plan amendments                       --             --          --          --          --         (92)
Curtailment loss                  (1,000)(a)         --          --          --          --          --
Actuarial gains (losses)             (37)           876      (1,078)     (1,159)          7          83
Foreign exchange
 gain (loss)                          --             --       3,640      (1,354)         --          --
Benefits paid                      1,039            922         900         271          56          14
                                --------       --------    --------    --------    --------    --------
Benefit obligation at
 end of year                     (14,776)       (13,581)    (12,720)    (14,056)       (842)       (860)
                                --------       --------    --------    --------    --------    --------

Change in plan assets:
Fair value of plan assets
 at beginning of year             10,704          8,381       6,920       2,992          --          --
Actual return on
 plan assets                         524          1,167         673       1,185          --          --
Employer contributions                --          2,078       2,491       2,351          56          14
Foreign exchange
 gain (loss)                          --             --      (1,905)        663          --          --
Benefits paid                     (1,039)          (922)       (900)       (271)        (56)        (14)
                                --------       --------    --------    --------    --------    --------
Fair value of plan
 assets at end of year            10,189         10,704       7,279       6,920          --          --
                                --------       --------    --------    --------    --------    --------

Funded status                     (4,587)        (2,877)     (5,441)     (7,136)       (842)       (860)
Unrecognized net
 actuarial (gain) loss            (2,685)        (2,794)      2,080       1,295      (1,239)     (1,248)
Unrecognized transition
 asset                              (257)          (286)         --          --          --          --
Unrecognized prior
 service cost                         --           (633)      1,937       2,908        (291)       (333)
                                --------       --------    --------    --------    --------    --------
Accrued benefit cost            $ (7,529)      $ (6,590)   $ (1,424)   $ (2,933)   $ (2,372)   $ (2,441)
                                ========       ========    ========    ========    ========    ========

Weighted-average
 assumptions (percent):
Discount rate                     N/A(a)           8.00       11.00       11.00        7.50        8.00
Expected return
 on plan assets                   N/A(a)           9.00       12.00       12.00          --          --
Rate of compensation
 increase                         N/A(a)           4.25        9.00        9.00          --          --


(a) As discussed above, FCX has elected to terminate its defined benefit pension plan, resulting in a $1.0 million curtailment loss, and ceased accruing benefits on June 30, 2000.

The initial health care cost trend rate used for the other benefits was 6.5 percent for 2000, decreasing ratably each year until reaching 4.75 percent in 2004. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost. The components of net periodic benefit cost for FCX's plans follow (in thousands):

                                    Pension Benefits                     Other Benefits
                            --------------------------------    --------------------------------
                              2000        1999        1998        2000        1999        1998
                            --------    --------    --------    --------    --------    --------
Service cost                $    301    $    852    $  1,089    $     15    $     42    $     42
Interest cost                    896         905         926          30          60          50
Curtailment loss               1,000          --          --          --          --          --
Expected return
 on plan assets                 (884)       (672)       (652)         --          --          --
Amortization of
 prior service cost             (633)       (147)       (147)        (42)        (47)        (52)
Amortization of
 net actuarial gain             (109)       (227)       (135)        (15)       (147)        (93)
Amortization of
 transition asset                (29)        (58)        (58)         --          --          --
                            --------    --------    --------    --------    --------    --------
Net periodic benefit cost   $    542    $    653    $  1,023    $    (12)   $    (92)   $    (53)
                            ========    ========    ========    ========    ========    ========

     The components of net periodic benefit cost for PT Freeport Indonesia's plan follow (in thousands):

                                       2000        1999        1998
                                     --------    --------    --------
Service cost                         $  1,056    $  1,061    $    704
Interest cost                           1,070       2,688         728
Expected return on plan assets           (810)     (1,199)       (285)
Amortization of prior service cost        291         315         217
Amortization of net actuarial loss         --          --         280
Curtailment gain                           --          --        (781)
Special termination benefits               --          --       5,873
                                     --------    --------    --------
Net periodic benefit cost            $  1,607    $  2,865    $  6,736
                                     ========    ========    ========

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

                                      2000        1999        1998
                                    --------    --------    --------
Change in benefit obligation:
Benefit obligation at
 beginning of year                  $ 63,788    $ 72,300    $ 69,373
Interest cost                          6,883       7,102       6,658
Foreign exchange (gain) loss          (4,104)     (8,840)      3,429
Benefits paid                         (5,968)     (6,774)     (7,160)
                                    --------    --------    --------
Benefit obligation at end of year   $ 60,599    $ 63,788    $ 72,300
                                    ========    ========    ========

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

     Included in other liabilities at December 31, 2000, PT Freeport Indonesia had $19.2 million accrued on a unit-of- production basis for mine closure and reclamation costs. In 1996, PT Freeport Indonesia began contributing to a cash fund ($2.5 million balance at December 31, 2000) designed to accumulate at least $100 million by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay for costs incurred for mine closure and reclamation. An increasing emphasis on environmental issues and future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.


Contract of Work. FCX is entitled to mine under the "Contract of Work" between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was superceded by a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's 30 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.


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

                                          2000                            1999
                              ----------------------------    ----------------------------
                                Carrying          Fair          Carrying          Fair
                                 Amount          Value           Amount          Value
                              ------------    ------------    ------------    ------------
Price protection program:
  Open contracts in
   liability position         $         --    $         --    $         --    $     (1,093)
  Open contracts in
   asset position                       --              85              --             308
  Redeemable preferred
   stock (Note 6)                 (475,005)       (201,910)       (487,507)       (245,570)
Debt:
  Long-term debt (Note 5)       (2,190,025)     (2,076,672)     (2,148,259)     (2,074,722)
  Interest rate swaps                   --            (982)             --           1,387
Foreign exchange contracts:
  $U.S./Spanish peseta/euro        (11,514)        (11,514)         (8,138)         (8,138)
  $U.S./Australian dollar           (2,244)         (2,244)             --              --
  $U.S./Indonesian rupiah               27              27              --              --

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

     PT Freeport Indonesia entered into a currency hedging program in 2000 for the Indonesian rupiah and Australian dollar. As of December 31, 2000, PT Freeport Indonesia has foreign exchange currency contracts through December 2001 totaling $55.7 million on 96.0 million Australian dollars and contracts from April 2001 through July 2001 totaling $6.0 million on 60.0 billion Indonesian rupiahs. PT Freeport Indonesia's previous currency hedging program for the Indonesian rupiah and Australian dollar expired in September 1999. PT Freeport Indonesia recorded net gains (losses) to production costs totaling $(5.3) million in 2000, $3.1 million in 1999 and $3.5 million in 1998 related to these contracts.

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

     FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

                             2000         1999         1998
                          ----------   ----------   ----------
Spain                     $  371,665   $  328,720   $  324,202
Indonesia (PT Smelting)      358,138      252,586       25,610
Japan                        302,040      358,556      382,721
Switzerland                  199,419      219,250      269,355
United States                 92,411      187,731      250,922
Others                       544,937      540,485      504,322
                          ----------   ----------   ----------
  Total                   $1,868,610   $1,887,328   $1,757,132
                          ==========   ==========   ==========

     FCX revenues attributable to the products it produces follow (in thousands):



                                     2000        1999       1998
                                 ----------  ----------  ----------
Copper in concentrates(a)        $  682,347  $  618,229  $  524,042
Gold in concentrates                413,581     504,417     460,239
Silver in concentrates               13,544      14,336      13,188
Refined copper products             599,685     548,365     555,521
Gold and silver in slimes           153,420     196,217     172,232
Other                                 6,033       5,764      31,910
                                 ----------  ----------  ----------
                                 $1,868,610  $1,887,328  $1,757,132
                                 ==========  ==========  ==========



(a) Amounts are net of treatment and refining charges totaling $202.0 million for 2000, $214.1 million for 1999 and $244.0 million for 1998.


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

FREEPORT-McMoRan COPPER & GOLD INC. Notes to Financial Statements


                              Mining         Smelting
                               and             and           Eliminations          FCX
                           Exploration       Refining          and Other          Total
                           -----------      ----------       ------------       ----------
2000
Revenues                   $ 1,413,099(a)   $  768,814       $   (313,303)      $1,868,610
Production and delivery        608,107         734,083           (329,228)(b)    1,012,962
Depreciation and
 amortization                  250,864          27,989              4,703          283,556
Exploration expenses             7,318              --              1,531            8,849
General and
 administrative expenses        56,779           8,426              5,745           70,950
                           -----------      ----------       ------------       ----------
Operating income (loss)    $   490,031      $   (1,684)      $      3,946       $  492,293
                           ===========      ==========       ============       ==========
Interest expense, net      $   133,804      $   25,411       $     46,131       $  205,346
                           ===========      ==========       ============       ==========
Provision (benefit)
 for income taxes          $   131,442      $       --       $     28,131       $  159,573
                           ===========      ==========       ============       ==========
Capital expenditures       $   155,187      $   20,477       $      1,012       $  176,676
                           ===========      ==========       ============       ==========
Total assets               $ 3,290,026      $  677,851(c)    $    (17,136)      $3,950,741
                           ===========      ==========       ============       ==========

1999
Revenues                   $ 1,464,811(a)   $  764,466       $   (341,949)      $1,887,328
Production and delivery        534,119         723,966           (323,536)(b)      934,549
Depreciation and
 amortization                  259,372          29,373              4,468          293,213
Exploration expenses             9,330              --              1,296           10,626
General and
 administrative expenses        52,410           9,572              8,642           70,624
                           -----------      ----------       ------------       ----------
Operating income (loss)    $   609,580      $    1,555       $    (32,819)      $  578,316
                           ===========      ==========       ============       ==========
Interest expense, net      $   137,787      $   27,020       $     29,262       $  194,069
                           ===========      ==========       ============       ==========
Provision (benefit)
 for income taxes          $   175,581      $       --       $     20,072       $  195,653
                           ===========      ==========       ============       ==========
Capital expenditures       $   150,596      $    9,807       $        419       $  160,822
                           ===========      ==========       ============       ==========
Total assets               $ 3,432,068      $  709,432(c)    $    (58,584)      $4,082,916
                           ===========      ==========       ============       ==========

1998
Revenues                   $ 1,351,123(a)   $  753,957       $   (347,948)      $1,757,132
Production and delivery        461,244         667,904           (329,821)(b)      799,327
Depreciation
 and amortization              241,312          31,711              4,384          277,407
Exploration expenses            11,542              --              1,491           13,033
General and
 administrative expenses        70,361          10,337              7,082           87,780
                           -----------      ----------       ------------       ----------
Operating income           $   566,664      $   44,005       $    (31,084)      $  579,585
                           ===========      ==========       ============       ==========
Interest expense, net      $   164,734      $   27,953       $     12,901       $  205,588
                           ===========      ==========       ============       ==========
Provision (benefit)
 for income taxes          $   152,795      $       --       $     17,771       $  170,566
                           ===========      ==========       ============       ==========
Capital expenditures       $   280,026      $   11,131       $        926       $  292,083
                           ===========      ==========       ============       ==========
Total assets               $ 3,487,527      $  722,767(c)    $    (17,660)      $4,192,634
                           ===========      ==========       ============       ==========


(a) Includes PT Freeport Indonesia sales to PT Smelting totaling $343.3 million in 2000, $252.6 million in 1999 and $25.6 million in 1998.

(b) Includes deferrals of intercompany profits on 25 percent of PT Freeport Indonesia's sales to PT Smelting, for which the final sale has not occurred, totaling $2.0 million in 2000, $8.0 million in 1999 and $3.3 million in 1998.

(c) Includes PT Freeport Indonesia's equity investment in PT Smelting totaling $56.2 million at December 31, 2000, $66.1 million at December 31, 1999 and $80.8 million at December 31, 1998.

NOTE 13. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)


Proved and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below.



     The term "reserve," as used in our reserve data presented here, means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The term "proved reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the result of detailed sampling and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proved reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proved reserves, is high enough to assume continuity between points of observation.



     All of PT Freeport Indonesia's current aggregate proved and probable reserves, shown below, are located in Block A of PT Freeport Indonesia's Contract of Work. The initial term of the Contract of Work covering Block A expires at the end of 2021. PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia's reserve amounts reflect its estimates of the reserves that can be recovered before 2041 (the expiration of the two 10-year extensions). PT Freeport Indonesia's current mine plan has been developed and its operations are based on receiving the two 10-year extensions. As a result, PT Freeport Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 67 percent of aggregate proven and probable ore, representing approximately 75 percent of its share of recoverable copper reserves and approximately 82 percent of its share of recoverable gold reserves.

                                                       Average Ore Grade Per Ton                 Recoverable Reserves
Year                                           ------------------------------------------  -------------------------------
-End                                 Ore       Copper        Gold             Silver        Copper      Gold      Silver
----                             ------------  ------  ----------------  ----------------  ---------  ---------  ---------
                                  (Thousand                                                (Billions  (Millions  (Millions
                                 Metric Tons)   (%)    (Grams)  (Ounce)  (Grams)  (Ounce)  of Lbs.)    of Ozs.)   of Ozs.)
1996                                2,008,285    1.19     1.18     .038     3.80     .122       43.2       55.3      118.7
1997                                2,166,212    1.20     1.20     .039     3.95     .127       47.1       62.7      138.4
1998                                2,475,478    1.13     1.05     .034     3.83     .123       51.3       64.2      153.1
1999                                2,395,175    1.13     1.05     .034     3.85     .124       49.9       61.6      148.8
2000                                2,514,532    1.10     1.04     .033     3.40     .109       50.9       63.7      139.6
By Deposit at December 31, 2000:
Developed and producing:
Grasberg
 open pit                           1,080,805    0.99     1.20     .038     2.32     .075       19.3       32.0       40.3
Deep Ore
 Zone                                 185,476    1.19     0.82     .026     5.83     .187        4.2        4.0       18.4
Interme-
 diate
 Ore Zone                              15,789    1.09     0.42     .014     7.76     .249        0.3        0.1        2.1
Undeveloped:
Grasberg
 Under-
 ground                               743,033    1.09     0.79     .025     2.77     .089       15.1       14.1       35.5
Kucing
 Liar                                 320,457    1.41     1.41     .045     5.30     .170        8.2       10.3       25.5
Big Gossan                             37,349    2.69     1.02     .033    16.42     .528        1.8        0.9        9.9
Ertsberg
 Stockwork
 Zone                                 100,731    0.55     0.80     .026     1.75     .056        1.1        2.0        3.2
Dom                                    30,892    1.67     0.42     .014     9.63     .310        0.9        0.3        4.7
                                  -----------  ------  -------  -------  -------  -------  ---------  ---------  ---------
  Total                             2,514,532    1.10     1.04     .033     3.40     .109       50.9       63.7      139.6
                                  ===========  ======  =======  =======  =======  =======  =========  =========  =========

PT Freeport Indonesia's share                                                                   38.9       50.3      108.5
                                                                                           =========  =========  =========
FCX's equity share                                                                              33.4       43.2       93.2
                                                                                           =========  =========  =========



     Estimated recoverable reserves were assessed using a copper price of $0.90 per pound, a gold price of $300 per ounce and a silver price of $5.00 per ounce. Using a gold price of $270 per ounce would not have a significant impact on our estimated recoverable reserves.


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

             Year-End   Copper    Gold      Silver
             -------- --------- --------- ---------
                      (Billions (Millions (Millions
                       of Lbs.)  of Ozs.)  of Ozs.)
               1996     35.9      47.4      100.4
               1997     37.8      51.3      111.3
               1998     40.0      51.6      119.1
               1999     38.7      49.5      115.3
               2000     38.9      50.3      108.5

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                                  Net Income
                                                   Net Income (Loss)           (Loss) Per Share
                                   Operating         Applicable to         -----------------------
                    Revenues         Income          Common Stock            Basic        Diluted
                   ----------      ----------      -----------------       --------       --------
(In Thousands, Except Per Share Amounts)
2000
  1st Quarter      $  467,592      $  119,410      $           9,241       $    .06       $    .06
  2nd Quarter         397,348          72,090                (18,613)          (.12)          (.12)
  3rd Quarter         473,837          93,727                 (9,192)          (.06)          (.06)
  4th Quarter         529,833         207,066                 58,064            .40            .40
                   ----------      ----------      -----------------
                   $1,868,610      $  492,293(a)   $          39,500(a)         .26(a)         .26(a)
                   ==========      ==========      =================

1999
  1st Quarter      $  415,836      $  127,724      $          17,710       $    .11       $    .11
  2nd Quarter         470,335         130,722                 18,961            .12            .12
  3rd Quarter         473,658         153,939                 26,809            .16            .16
  4th Quarter(b)      527,499         165,931                 37,307            .23            .23
                   ----------      ----------      -----------------
                   $1,887,328      $  578,316      $         100,787            .62            .61
                   ==========      ==========      =================


(a) Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Irian Jaya (Papua) and $7.9 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights.

(b) Includes charges to operating income totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights and $3.8 million for certain nonrecurring costs.

FCX Class A Common Shares

Our Class A common shares trade on the New York Stock Exchange (NYSE) under the symbol "FCX.A." The FCX.A share price is reported daily in the financial press under "FMCGA" in most listings of NYSE securities. At year-end 2000, the number of holders of record of our Class A common shares was 6,433.

NYSE composite tape Class A common share price ranges during 2000 and 1999:

                        2000                  1999
                   High       Low        High       Low
                 --------   --------   --------   --------
First Quarter    $ 18.625   $ 11.000   $ 11.875   $  9.000
Second Quarter     11.750      8.438     16.938      9.375
Third Quarter       9.875      8.000     17.438     12.750
Fourth Quarter      8.813      6.750     18.750     13.375

FCX Class B Common Shares

Our Class B common shares trade on the NYSE under the symbol "FCX." The FCX share price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year- end 2000, the number of holders of record of our Class B common shares was 10,681.

                        2000                  1999
                   High       Low        High       Low
                 --------   --------   --------   --------
First Quarter    $ 21.438   $ 12.063   $ 12.750   $  9.125
Second Quarter     12.750      8.813     18.000     10.063
Third Quarter      10.625      8.188     18.688     14.000
Fourth Quarter      9.375      6.750     21.375     15.563

Common Share Dividends

In December 1998, in response to low commodity market prices for copper and gold, FCX's Board of Directors authorized elimination of the regular quarterly cash dividend on common stocks as part of FCX's cash flow enhancement efforts.

There were no cash dividends paid on common stock during 1999 and 2000.