Form 10-K, Exhibit 13
period 2002-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2003-03-27
CIK 831259

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

The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable costs that assets are safeguarded against loss or unauthorized use, that transactions are executed in accordance with management's authorization and that transactions are recorded and summarized properly.  The system is tested and evaluated on a regular basis by the Company's internal auditors, PricewaterhouseCoopers LLP. In accordance with auditing standards generally accepted in the United States, the Company's independent public accountants, Ernst & Young LLP, have developed an overall understanding of our accounting and financial controls and have conducted other tests as they consider necessary to support their opinion on the financial statements.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the Company's accounting and financial reporting practices and the effectiveness of its system of internal controls.  Ernst & Young LLP and PricewaterhouseCoopers LLP meet regularly with, and have access to, this committee, with and without management present, to discuss the results of their audit work.

/s/ James R. Moffett	/s/ Richard C. Adkerson
James R. Moffett	Richard C. Adkerson
Chairman of the Board and Chief Executive Officer	President and Chief Financial Officer

FREEPORT-McMoRan COPPER & GOLD INC.

SELECTED FINANCIAL AND OPERATING DATA

	2002	2001		2000		1999		1998
FCX CONSOLIDATED FINANCIAL DATA	(Financial Data in Thousands, Except Per Share Amounts)
Years Ended December 31:
Revenues	$1,910,462	$1,838,866		$1,868,610		$1,887,328		$1,757,132
Operating income	640,137	542,926	[a]	492,293	[b]	578,316	[c]	579,585	[d]
Net income before cumulative effect of accounting change	130,099	76,496	[a]	39,500	[b]	100,787	[c]	118,317	[d]
Cumulative effect of accounting change, net[e]	(3,049)	-		-		-		-
Net income applicable to common stock	127,050	76,496	[a]	39,500	[b]	100,787	[c]	118,317	[d]
Pro forma net income, assuming accounting change is applied retroactively[e]	130,099	105,243	[a]	42,736	[b]	105,236	[c]	112,665	[d]
Basic net income per common share	.88	.53	[a]	.26	[b]	.62	[c]	.67	[d]
Diluted net income per common share:
Applicable to common stock	.87	.53	[a]	.26	[b]	.61	[c]	.67	[d]
Pro forma, assuming accounting change is applied retroactively [e]	.89	.73	[a]	.28	[b]	.64	[c]	.64	[d]
Dividends paid per common share	-	-		-		-		.20
Basic average shares outstanding	144,649	143,952		153,997		163,613		175,353
Diluted average shares outstanding	146,418	144,938		154,519		164,567		175,354
At December 31:
Property, plant and equipment, net	3,320,561	3,409,687		3,230,564		3,363,291		3,474,451
Total assets	4,192,193	4,211,929		3,950,741		4,082,916		4,192,634
Long-term debt, including current portion and short-term borrowings	2,038,390	2,338,600		2,190,025		2,148,259		2,456,793
Redeemable preferred stock	450,003	462,504		475,005		487,507		500,007
Stockholders’ equity	266,826	104,444		37,931		196,880		103,416
PT FREEPORT INDONESIA OPERATING DATA, Net of Rio Tinto’s Interest
Copper (recoverable)
Production (000s of pounds)	1,524,200	1,393,400		1,388,100		1,428,100		1,427,300
Production (metric tons)	691,400	632,000		629,600		647,800		647,400
Sales (000s of pounds)	1,522,300	1,399,100		1,393,700		1,441,000		1,419,500
Sales (metric tons)	690,500	634,600		632,200		653,600		643,900
Average realized price per pound	$.71	$.69		$.82		$.75		$.73
Gold (recoverable ounces)
Production	2,296,800	2,634,900		1,899,500		2,379,100		2,227,700
Sales	2,293,200	2,644,800		1,921,400		2,423,900		2,190,300
Average realized price per ounce	$311.97	$269.24		$276.06		$276.53		$290.57
Silver (recoverable ounces)
Production	4,121,100	3,771,500		3,542,400		3,444,500		3,421,200
Sales	4,116,100	3,782,600		3,542,300		3,479,600		3,412,300
Average realized price per ounce	$4.66	$4.80		$4.98		$5.21		$5.29
ATLANTIC COPPER OPERATING DATA
Concentrate and scrap treated (metric tons)	1,016,700	891,100		916,300		949,400		973,900
Anodes
Production (000s of pounds)	657,000	617,300		639,100		647,100		642,400
Production (metric tons)	298,000	280,000		289,900		293,500		291,400
Sales (000s of pounds)	101,200	87,500		80,600		84,300		96,900
Sales (metric tons)	45,900	39,700		36,600		38,200		44,000
Cathodes
Production (000s of pounds)	552,200	518,700		567,900		556,600		544,800
Production (metric tons)	250,500	235,300		257,600		252,500		247,100
Sales (including wire rod and wire)
(000s of pounds)	556,500	549,800		562,300		558,500		544,300
(metric tons)	252,400	249,400		255,100		253,300		246,900
Gold sales in anodes and slimes (ounces)	813,900	831,300		605,700		792,700		678,700
Cathode cash production cost per pound before hedging	$.12	$.14		$.11		$.13		$.13

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED FINANCIAL AND OPERATING DATA

	2002	2001	2000	1999	1998
PT SMELTING OPERATING DATA[f]
Concentrate treated (metric tons)	719,600	702,900	582,200	436,000	-
Anodes
Production (000s of pounds)	465,700	479,400	383,200	279,400	-
Production (metric tons)	211,200	217,500	173,800	126,700	-
Sales (000s of pounds)	33,000	10,100	33,100	50,300	-
Sales (metric tons)	15,000	4,600	15,000	22,800	-
Cathodes
Production (000s of pounds)	424,100	468,400	349,200	200,100	-
Production (metric tons)	192,400	212,500	158,400	90,800	-
Sales (000s of pounds)	424,100	468,800	349,700	193,800	-
Sales (metric tons)	192,400	212,600	158,600	87,900	-
Cathode cash production cost per pound	$.14	$.12	$.13	$.12	-

PT FREEPORT INDONESIA, 100% OPERATING DATA
Ore milled (metric tons per day)	235,600	237,800	223,500	220,700	196,400
Average ore grade
Copper (percent)	1.14	1.00	1.07	1.12	1.30
Gold (grams per metric ton)	1.24	1.41	1.10	1.37	1.49
Gold (ounce per metric ton)	.040	.045	.035	.044	.048
Silver (grams per metric ton)	3.60	3.20	2.97	2.78	3.17
Silver (ounce per metric ton)	.116	.103	.095	.089	.102
Recovery rates (percent)
Copper	88.5	86.9	88.2	84.6	86.9
Gold	88.4	89.5	84.3	83.7	85.3
Silver	61.3	59.0	60.0	63.4	71.8
Copper (recoverable)
Production (000s of pounds)	1,839,000	1,594,200	1,636,700	1,630,700	1,721,300
Production (metric tons)	834,200	723,100	742,400	739,700	780,800
Sales (000s of pounds)	1,836,800	1,600,900	1,643,500	1,647,800	1,706,700
Sales (metric tons)	833,200	726,200	745,500	747,400	774,100
Gold (recoverable ounces)
Production	2,938,800	3,488,100	2,362,600	2,993,100	2,839,700
Sales	2,934,000	3,498,300	2,387,300	3,047,100	2,774,700
Silver (recoverable ounces)
Production	4,922,900	4,264,300	3,833,200	3,781,300	4,040,600
Sales	4,916,000	4,280,400	3,847,700	3,829,400	4,008,000

NOTES

a.

Includes net charges totaling $7.2 million ($6.1 million to net income or $0.04 per share) consisting of a net $5.0 million charge primarily for past service costs for an Atlantic Copper employee benefit plan and a $2.2 million charge for initial funding of a trust established for voluntary special recognition of tribal communities’ traditional land rights in the PT Freeport Indonesia operations area.

b.

Includes net charges totaling $12.4 million ($8.0 million to net income or $0.05 per share) consisting of $6.0 million for contribution commitments to support small business development programs within Papua (formerly Irian Jaya) and $7.9 million for personnel severance costs, partly offset by a $1.5 million gain for the reversal of stock appreciation rights and related costs caused by the decline in FCX’s common stock price.

c.

Includes charges totaling $8.8 million ($5.7 million to net income or $0.03 per share) consisting of $3.6 million for an early retirement program, $1.4 million for costs of stock appreciation rights caused by the increase in FCX’s common stock price and $3.8 million primarily for bank advisory fees.

d.

Includes net charges totaling $9.1 million ($4.4 million to net income or $0.03 per share) associated with the sale of corporate aircraft.

e.

Effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.  See “Management’s Discussion and Analysis” and Note 1 of  “Notes to Consolidated Financial Statements.”

f.

PT Smelting is 25 percent owned by PT Freeport Indonesia and began operations in the fourth quarter of 1998.  Amounts were insignificant for 1998.

FREEPORT-McMoRan COPPER & GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In management’s discussion and analysis, “we,” “us” and “our” refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries.  References to “aggregate” amounts mean the total of our share and Rio Tinto plc’s share as our joint venture partner.  The results of operations we are reporting do not necessarily represent what our future results may be.  The following discussion should be read together with our financial statements and the related notes.

We operate through our majority-owned subsidiary, PT Freeport Indonesia, and through PT Irja Eastern Minerals and Atlantic Copper, S.A., our principal wholly owned subsidiaries.  PT Freeport Indonesia's operations involve mineral exploration and development, mining and milling of ore containing copper, gold and silver in Papua (formerly Irian Jaya), Indonesia, and the worldwide marketing of concentrates containing those metals.  PT Freeport Indonesia also has a 25 percent interest in PT Smelting, an Indonesian company that operates a copper smelter and refinery in Gresik, Indonesia.  Eastern Minerals conducts mineral exploration activities (currently suspended) in Papua. Atlantic Copper’s operations are in Spain and involve the smelting and refining of copper concentrates, and the marketing of refined copper products and precious metals in slimes.

PT Freeport Indonesia operates under an agreement, called a Contract of Work, with the Government of Indonesia.  The Contract of Work allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A. The Contract of Work also allows us to explore for minerals in a 0.5-million-acre area called Block B.  All of our proven and probable mineral reserves and current mining operations are located in Block A. Eastern Minerals holds an additional Contract of Work originally covering a 2.5-million-acre area.  Under the terms of the Eastern Minerals Contract of Work, we have already relinquished 1.3 million acres and must relinquish an additional 0.6 million acres soon after we resume exploration activities.  In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining.  Field exploration activities outside of our current mining operations in Block A have been temporarily suspended because of safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in forest preservation areas.

Increased Ownership in PT Freeport Indonesia

In 1997, PT Nusamba Mineral Industri (Nusamba), an Indonesian company and a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama.  PT Indocopper Investama is an Indonesian company whose only significant assets are its 9.4 percent of PT Freeport Indonesia’s common stock and its 10.0 percent of Eastern Minerals’ stock.  Nusamba paid $61.6 million in cash and financed $253.4 million of the $315.0 million purchase price with a variable-rate commercial loan from a syndicate of commercial banks, including JPMorgan Chase Bank as agent, which was to mature in March 2002.  We guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonesia.  We also agreed to lend to Nusamba any amounts to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama.  Through December 31, 2001, we loaned Nusamba $68.9 million to cover such shortfalls and we charged $7.3 million of this amount to expense because the loans exceeded Nusamba’s initial cash investment.

In discussions subsequent to December 31, 2001, Nusamba informed us that it did not expect to be able to repay the bank loan or our loan at maturity.  On February 27, 2002, we repaid the bank loan and acquired Nusamba’s ownership in PT Indocopper Investama.  For accounting purposes, the transactions were deemed effective as of December 31, 2001. As a result of our payment of the Nusamba bank loan, our ownership interest in PT Freeport Indonesia increased to 90.6 percent from 85.9 percent, our ownership interest in Eastern Minerals increased to 100 percent from 95 percent and our balance sheet as of December 31, 2001, includes the following:

•

an additional liability of $253.4 million to reflect the borrowings to fund the repayment of the Nusamba bank loan,

•

a reduction of “other assets” of $61.6 million to reflect the nonpayment of our loan to Nusamba for interest shortfalls through June 30, 2001,

•

an increase in deferred income taxes of $4.2 million to reflect tax liabilities relating to our increased equity ownership in PT Freeport Indonesia,

•

a reduction in minority interests of $52.0 million to reflect our increased equity ownership in PT Freeport Indonesia, and

•

an increase in property, plant and equipment of $267.3 million to reflect the cost of the acquisition in excess of the book value of the equity ownership in PT Freeport Indonesia we acquired.

For 2002, our earnings reflect an increased ownership interest in PT Freeport Indonesia resulting from the Nusamba acquisition (90.6 percent compared with 85.9 percent for 2001), which resulted in additional income, after income taxes, of $15.0 million, net of approximately $1.5 million of additional intercompany profit deferred for PT Freeport Indonesia’s concentrate sales to Atlantic Copper.  Interest costs related to the $253.4 million loan under our bank credit facilities totaled $14.5 million in 2002.  As noted above, in 2001 we charged to expense $7.3 million for interest costs we funded under the Nusamba loan guarantee.  The Nusamba acquisition resulted in additional depreciation and amortization expense for the increase in property, plant and equipment of $10.4 million in 2002. In total, the Nusamba-related transactions reduced our consolidated net income by $9.9 million ($0.07 per share) in 2002.  The pro forma impact had we been obligated to perform under the guarantee on January 1, 2001, would have been an approximate $6 million ($0.04 per share) reduction in our 2001 net income.

Joint Ventures with Rio Tinto

In 1996, we established joint ventures with Rio Tinto, an international mining company with headquarters in London, England. One joint venture covers PT Freeport Indonesia’s mining operations in Block A and gives Rio Tinto, through 2021, a 40 percent interest in certain assets and in production above specified levels from operations in Block A and, after 2021, a 40 percent interest in all production from Block A.

Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from our most recent expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia’s previously existing reserves.  PT Freeport Indonesia receives 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

Under our joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration projects in Papua.   Rio Tinto has elected to participate in 40 percent of our interest and cost in the PT Nabire Bakti exploration joint venture covering approximately 0.5 million acres contiguous to Block B and one of Eastern Minerals’ blocks.

Reserves

During 2002, additions to the aggregate proven and probable reserves of the Grasberg and other Block A ore bodies totaled approximately 86.6 million metric tons of ore representing increases of 2.6 billion recoverable pounds of copper, 1.0 million recoverable ounces of gold and 0.9 million recoverable ounces of silver (see “Exploration”). Net of Rio Tinto’s share, PT Freeport Indonesia’s share of proven and probable recoverable reserves as of December 31, 2002, was 39.4 billion pounds of copper, 48.5 million ounces of gold and 110.9 million ounces of silver.  FCX’s equity interest in proven and probable recoverable reserves as of December 31, 2002, was 35.7 billion pounds of copper, 44.0 million ounces of gold and 100.5 million ounces of silver (see Note 13 of “Notes to Consolidated Financial Statements”).  PT Freeport Indonesia’s share of reserve additions replaced approximately 102 percent of its 2002 copper production, 26 percent of 2002 gold production and 13 percent of 2002 silver production.  For the five-year period ended December 31, 2002, PT Freeport Indonesia’s share of reserve additions replaced approximately 122 percent of its copper production, 75 percent of its gold production and 98 percent of its silver production.  Estimated recoverable reserves were assessed using a copper price of $0.85 per pound and a gold price of $270 per ounce.  If we adjusted metal prices used in our reserve estimates to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $0.85 per pound to $0.75 per pound and gold prices adjusted from $270 per ounce to $285 per ounce, there would be no change in our proven and probable reserves.

CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States.  The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions.  The areas requiring the use of management’s estimates are discussed in Note 1 to our consolidated financial statements under the subheading “Use of Estimates.”  Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors.

•

Reclamation and Closure Costs – Our mining operations involve activities that have a significant effect on the surrounding area.  Our reclamation and closure costs primarily involve treatment of acidic water (also known as acid rock drainage) created by overburden, reclamation and revegetation of a large area in the lowlands of Papua where mill tailings are deposited, reclamation of overburden stockpiles and decommissioning of operating assets.  We estimated our ultimate reclamation and closure costs (including those that we expect to incur during mining operations) would total in excess of $100 million but not more than $150 million.  Through December 31, 2002, we had accrued $29.2 million for estimated closure and reclamation costs on a unit-of-production basis over our total estimated proven and probable recoverable copper reserves.  For a discussion of the assumptions that we make to estimate proven and probable recoverable reserves, see “Depreciation and Amortization” below.

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (see “New Accounting Standards”).  SFAS 143 requires that we record the fair value of our estimated asset retirement obligations in the period incurred, with the cumulative effect of adopting SFAS 143 as of January 1, 2003, for all existing asset retirement obligations, asset retirement costs and related accumulated depreciation required to be reflected in earnings as a separate line item.  The accounting estimates related to reclamation and closure costs are critical accounting estimates because (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) reclamation and closure laws and regulations could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; (3) calculating the fair value of our asset retirement obligations in accordance with SFAS 143 requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for our operations; and (4) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on net income.

In 2002, we engaged an independent environmental consulting and auditing firm to assist us in estimating PT Freeport Indonesia’s aggregate asset retirement obligations, and worked with other consultants in estimating Atlantic Copper’s and PT Smelting’s asset retirement obligations.  We estimated these obligations using an expected cash flow approach, in which we used multiple cash flow scenarios to reflect a range of possible outcomes.  We estimated these aggregate undiscounted obligations to be approximately $120 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting.  To calculate the fair value of the these obligations, we applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs in the case of PT Freeport Indonesia’s and PT Smelting’s obligations to which we applied an estimated inflation rate of 9 percent, and we discounted the projected cash flows at our estimated credit-adjusted, risk-free interest rates which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred.  The inflation rates and discount rates we used to calculate the fair value of PT Freeport Indonesia’s asset retirement obligation are critical factors in the calculation of future value and discounted present value costs.  An increase of one percent in the inflation rates used results in an approximate 17 percent increase in the discounted present value costs.  A decrease of one percent in the discount rates used results in an approximate 16 percent increase in the discounted present value costs.  After discounting the projected cash flows, we applied a market risk premium of 10 percent to the total to reflect what a third party might demand to assume our asset retirement obligations.  The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, we estimated the fair value of our aggregate total asset retirement obligations to be approximately $30 million.   We will record the fair value of these obligations and the related additional assets as of January 1, 2003.  The net difference between our previously recorded reclamation and closure cost liability and the amounts estimated under SFAS 143, after taxes and minority interest, is expected to total a gain of approximately $9 million which will be recognized as a cumulative effect of a change in accounting principle.  As a result of adopting SFAS 143, we expect our future depreciation and amortization expense to be lower and our production costs to be higher, with no significant net impact on earnings for the near term.

•

Depreciation and Amortization – As discussed in Note 1 of “Notes to Consolidated Financial Statements,” we depreciate our mining and milling assets using the unit-of-production method based on our estimates of our proven and probable recoverable copper reserves.  We have other assets which we depreciate on a straight-line basis over their estimated useful lives.  Our estimates of proven and probable recoverable copper reserves and of the useful lives of our straight-line assets impact our depreciation and amortization expense.  These estimates affect both our “mining and exploration“ and ”smelting and refining” segments.

Effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.  Prior to January 1, 2002, PT Freeport Indonesia depreciated mining and milling life-of-mine assets on a composite basis. Total historical capitalized costs and estimated future development costs relating to PT Freeport Indonesia’s developed and undeveloped reserves were depreciated using the unit-of-production method based on total developed and undeveloped proven and probable recoverable copper reserves.  Estimated future development costs, which are significant, are those costs necessary to develop PT Freeport Indonesia’s undeveloped ore bodies expected to be incurred over the next 20 to 25 years.

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, and after consulting with the accounting staff of the Securities and Exchange Commission, we revised our depreciation methodology prospectively.  Effective January 1, 2002, depreciation for the mining and milling life-of-mine assets excludes consideration of future development costs.  Instead, under the new methodology, PT Freeport Indonesia depreciates only the historical capitalized costs of individual producing mines over the related proven and probable recoverable copper reserves.  We will continue to depreciate infrastructure and other common costs over total proven and probable recoverable copper reserves. The cumulative effect of this change through December 31, 2001, as reflected in our 2002 results, reduced net income by $3.0 million ($0.02 per share), net of taxes and minority interest sharing.  In 2002, the effect of the new methodology was to reduce depreciation and amortization expense and increase income by approximately $25 million, $13 million to net income or $0.09 per share. Had PT Freeport Indonesia followed the new methodology during 2001 and 2000, our depreciation and amortization expense would have been reduced by approximately $57 million, $29 million to net income or $0.20 per share in 2001, and by approximately $6 million, $3 million to net income or $0.02 per share in 2000.

The accounting estimates related to depreciation and amortization are critical accounting estimates because (1) the determination of copper reserves involves uncertainties with respect to the ultimate geology of our reserves and the assumptions used in determining the economic feasibility of mining those reserves, including estimated copper and gold prices and costs of conducting future mining activities and (2) changes in estimated proven and probable recoverable copper reserves and useful asset lives can have a material impact on net income. We perform annual assessments of our existing assets, including a review of asset costs and depreciable lives, in connection with the review of mine operating and development plans.  When we determine that assigned asset lives do not reflect the expected remaining period of benefit, we make prospective changes to their depreciable lives.

We made changes to certain asset lives at PT Freeport Indonesia, primarily power generation assets, in 2001.  As disclosed in Note 1 of “Notes to Consolidated Financial Statements,” these changes resulted from a review of recent operating history and current maintenance practices.  The impact of the changes was to decrease depreciation expense for 2001 by $25.6 million, increasing net income by $12.5 million ($0.09 per share).  Also as disclosed in Note 1 of “Notes to Consolidated Financial Statements,” in 2001 we increased our estimates of future development costs related to our undeveloped ore bodies, which increased depreciation expense for 2001 by $39.8 million, decreasing net income by $19.4 million ($0.13 per share).  However, because of the change in our depreciation methodology effective January 1, 2002, discussed above, we no longer include estimates of future development costs in our depreciation calculations.

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control.  Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings.  Our estimates of proven and probable recoverable reserves are prepared by our employees and reviewed and verified by independent experts in mining, geology and reserve determination.  As of December 31, 2002, aggregate proven and probable recoverable copper reserves totaled 53.3 billion pounds and PT Freeport Indonesia’s estimated share totaled 39.4 billion pounds.  These estimates involve assumptions regarding future copper and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates which could result in changes to unit-of-production depreciation and amortization expense in future periods, with corresponding adjustments to net income.  If aggregate estimated copper reserves were 10 percent higher or lower at December 31, 2002, we estimate that our annual depreciation expense for 2003 would change by approximately $12 million, changing net income by approximately $6 million.  Although some degree of variability is expected, we believe the extent of our technical data and operating experience – specifically as it relates to our Grasberg open-pit mine, which we have been mining for over 10 years – mitigates the potential for significant changes in reserve estimates, especially as compared with mines that are undeveloped or newly developed.

As discussed in Note 1 of “Notes to Consolidated Financial Statements,” we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable and changes to our estimates of proven and probable recoverable copper and gold reserves could have an impact on our assessment of asset impairment.    However, we believe it is unlikely that revisions to our estimates of proven and probable recoverable copper and gold reserves would give rise to an impairment of our assets because of the significant size of our reserves in relation to our asset carrying values.

•

Deferred Mining Costs – Mining costs are charged to operations as incurred.  However, because of the configuration and location of the Grasberg ore body and the location and extent of surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the pit than in later years.  As a result, surface mining costs associated with overburden removal at PT Freeport Indonesia’s open-pit mine that are estimated to relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden to ore over the life of the Grasberg open pit.

The estimated average ratio of overburden to ore over the life of the Grasberg open pit is a critical accounting estimate because (1) it is susceptible to change from period to period because it requires management to make assumptions about the future mine plan, and (2) changes could materially impact net income.  Our mine plan is derived from a model that takes into consideration available geological data and determines the most efficient and cost effective method of accessing the economic reserves.  Significant assumptions underlying our mine plan include the amount of total overburden and ore we expect to move in a given year and the ultimate configuration of the pit.

In the fourth quarter of 2002, PT Freeport Indonesia changed the ratio to 1.9 to 1 based on a recently completed annual assessment.  From the fourth quarter of 2001 through September 30, 2002, PT Freeport Indonesia’s estimated life-of-mine overburden-to-ore ratio was 1.8 to 1.  Since the fourth quarter of 2000, the ratio was 1.6 to 1.  PT Freeport Indonesia’s geologists and engineers reassess the overburden-to-ore ratio and the remaining life of the Grasberg open pit mine at least annually, and we reflect any changes in our estimates prospectively beginning in the quarter of change.  As disclosed in Note 1 of “Notes to Consolidated Financial Statements,” prior to 2000 ongoing delineation drilling efforts combined with successive large expansions of PT Freeport Indonesia’s mining and milling capacity caused significant variability in engineering estimates of the quantity of overburden to be removed over the Grasberg pit’s life. As a result, PT Freeport Indonesia determined its deferral of overburden removal costs using overburden-to-ore ratios excluding the years near the end of the productive life of the Grasberg pit, and these ratios had not varied significantly prior to 2000.  However, during the fourth quarter of 2000 PT Freeport Indonesia determined that its future surface mine plans were sufficiently established to substantiate the use of estimated life-of-mine overburden tonnage in its 2001 mine plan in determining its deferred overburden removal costs at the Grasberg open-pit mine and changed its life-of-mine overburden-to-ore ratio to 1.6 to 1 from 2.4 to 1. The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs, which increased net income by $4.8 million.

Although some degree of variability is expected, we believe the extent of our technical data and operating experience – specifically as it relates to our Grasberg open-pit mine – mitigates the potential for significant future changes in overburden-to-ore estimates.  If the life-of-mine overburden-to-ore ratio were 1.9, as in the fourth quarter of 2002, instead of the 1.8 to 1 ratio used through September 30, 2002, we estimate our deferral of mining costs for 2002 would have been $6.9 million lower and net income would have been $3.5 million ($0.02 per share) lower.

CONSOLIDATED RESULTS OF OPERATIONS

Our consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant amounts of gold and substantially less significant amounts of silver, and the sale by Atlantic Copper of copper anodes, cathodes, wire and wire rod, and gold in anodes and slimes.  PT Freeport Indonesia’s intercompany sales to Atlantic Copper are eliminated.  Our consolidated revenues of $1.91 billion for 2002 increased compared with $1.84 billion for 2001, reflecting record copper sales volumes at PT Freeport Indonesia and improved copper and gold price realizations, partly offset by lower gold sales volumes.  Revenues in 2001 benefited from higher gold sales volumes, offset by lower copper price realizations when compared with 2000 revenues of $1.87 billion.

Consolidated production and delivery costs were slightly lower in 2002 at $938.5 million compared with $943.4 million for 2001, but were $69.6 million lower in 2001 compared with $1,013.0 million for 2000, primarily because of (1) a change in our estimated average ratio of overburden to ore over the life of the mine as discussed above, (2) significant mark-to-market losses on foreign currency contracts in 2000 and (3) improved efficiencies.  The change in our estimated average ratio of overburden to ore benefited 2001 production costs by approximately $39 million compared with 2000.  Gains (losses) on our foreign currency contracts, which are designed to hedge anticipated future operating costs, charged to production costs totaled $9.8 million in 2002, $(3.7) million in 2001 and $(21.7) million in 2000.  Since the beginning of 2001, new accounting rules result in our deferring unrealized gains/losses on our foreign currency contracts that meet new hedging criteria.  Consolidated depreciation and amortization expense of $260.4 million for 2002 was lower than the approximate $284 million reported in both 2001 and 2000 primarily because of a change in our depreciation methodology (see “Critical Accounting Estimates” and Note 1 of “Notes to Consolidated Financial Statements”).

Our joint ventures with Rio Tinto incurred exploration costs of $4.8 million in 2002, $14.4 million in 2001 and $13.3 million in 2000.  Our share of joint venture and other exploration costs totaled $3.1 million in 2002, $9.2 million in 2001 and $8.8 million in 2000.  Lower exploration costs for 2002 reflect the continued suspensions of our Contracts of Work outside of Block A and our efforts to reduce costs during periods of continued low copper prices.  All approved exploration costs in the joint venture areas with Rio Tinto are generally shared 60 percent by us and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures’ 2003 exploration budgets total approximately $8 million.

Consolidated general and administrative expenses increased to $68.3 million in 2002 from $59.4 million in 2001.  Estimated general and administrative expenses for 2003 are expected to increase by approximately 9 percent compared with 2002 because of higher projected incentive compensation costs resulting from higher projected earnings and operating cash flows and because of higher insurance costs for 2003.  At FCX’s annual shareholder meeting on May 2, 2002, the shareholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock.  The transaction simplified our capital structure and enhanced trading liquidity of our common stock.  The conversion also created a new measurement date for FCX’s Class A stock options that were converted to Class B stock options.  We are charging the in-the-money value of these stock options ($8.8 million) on the new measurement date to earnings over the remaining vesting period of the options, which extends through January 2006.  The charge to general and administrative expenses in 2002 totaled $2.3 million, including $0.7 million for transaction costs related to the conversion of our Class A common stock into Class B common stock.  Other increases in 2002 included a total of $2.7 million for higher incentive compensation costs and severance costs.  General and administrative expenses declined by $11.6 million to $59.4 million in 2001 from $71.0 million in 2000.  The 2000 amount includes charges totaling $6.0 million associated with contribution commitments to support small business development programs within Papua over a two-year period and $2.6 million for personnel severance costs, partly offset by a $1.5 million reversal of costs for stock appreciation rights caused by a decrease in FCX’s common stock price.  As a percentage of revenues, general and administrative expenses were 3.6 percent in 2002, 3.2 percent in 2001 and 3.8 percent in 2000.

Our total interest cost (before capitalization) was $183.5 million in 2002, $183.0 million in 2001 and $212.6 million in 2000.  Higher average debt levels in 2002, resulting primarily from the borrowings to repay the Nusamba loan, offset lower average interest rates in 2002, while interest costs in 2001 were lower than in 2000 because of lower average debt levels and interest rates. Our interest cost is expected to increase in 2003 as discussed in “Capital Resources and Liquidity.”  Capitalized interest totaled $12.2 million in 2002, $9.4 million in 2001 and $7.2 million in 2000.

Our “Other Expense, net” includes the impact of translating Atlantic Copper’s net euro-denominated liabilities, primarily its retiree pension obligation, into its U.S. dollar functional currency.  Changes in the U.S.$/euro exchange rate require us to adjust the dollar value of our net euro-denominated liabilities and record the adjustment in earnings.  Exchange rate effects on our net income from euro-denominated liabilities totaled gains (losses) of $(11.9) million in 2002, $2.4 million in 2001 and $4.4 million in 2000.  The losses in 2002 reflect a stronger euro in relation to the U.S. dollar (see “Disclosures About Market Risks”).

Our effective tax rate was 55 percent in 2002, 57 percent in 2001 and 58 percent in 2000 (see Note 8  of “Notes to Consolidated Financial Statements”).  PT Freeport Indonesia's Contract of Work provides a 35 percent corporate income tax rate and a withholding tax rate of 10 percent (based on the tax treaty between Indonesia and the United States) on dividends and interest paid to us by PT Freeport Indonesia.  We record no income taxes at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which no financial statement benefit has been provided.  Additionally, we only receive a small U.S. tax benefit on costs incurred by our parent company primarily because it generates no taxable income from U.S. sources.  As a result, our effective tax rate varies with the level of earnings at PT Freeport Indonesia, Atlantic Copper and our parent company.

The decrease in minority interest charges to $36.4 million in 2002 from $42.8 million in 2001 reflects our increased ownership in PT Freeport Indonesia as a result of the Nusamba transaction discussed above, partly offset by higher net income at PT Freeport Indonesia. The increase in minority interest charges to $42.8 million in 2001 from $36.7 million in 2000 primarily reflects higher net income at PT Freeport Indonesia.

                We have two operating segments:  “mining and exploration” and “smelting and refining.”  Our mining and exploration segment includes PT Freeport Indonesia’s copper and gold mining operations in Indonesia and our Indonesian exploration activities, including those of Eastern Minerals.  Our smelting and refining segment includes Atlantic Copper’s operations in Spain. Summary operating income (loss) data for each of our two operating segments follow (in millions):

	Years Ended December 31,
	2002	2001	2000
Mining and exploration	$687.2	$563.5	$490.0
Smelting and refining	2.6	(16.0)	(1.7)
Intercompany eliminations and other	(49.7)	(4.6)	4.0
Operating income[a]	$640.1	$542.9	$492.3

a.

We defer recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until the final sale to third parties has occurred.  Changes in the amount of these deferred profits impacted operating income by $(28.8) million in 2002, $11.8 million in 2001 and $18.9 million in 2000. The increase in deferred profits in 2002 was caused mostly by higher copper and gold prices at the end of 2002.  Our consolidated earnings fluctuate depending on the timing and prices of these sales.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

	2002	2001
Revenues – prior year	$1,414.1	$1,413.1
Sales volumes:
Copper	85.0	4.4
Gold	(94.7)	199.7
Price realizations:
Copper	24.4	(176.3)
Gold	98.0	(18.0)
Adjustments, primarily for copper pricing on prior year open sales	14.5	(3.9)
Treatment charges, royalties and other	(22.3)	(4.9)
Revenues – current year	$1,519.0	$1,414.1

Gross Profit Per Pound of Copper (cents)

	Years Ended December 31,
	2002	2001	2000
Average realized price	70.6	69.0	81.6
Production costs:
Site production and delivery	36.0	38.8	42.7
Gold and silver credits	(48.2)	(51.9)	(39.3)
Treatment charges	18.3	18.2	18.2
Royalty on metals	1.6	1.7	1.4
Cash production costs	7.7	6.8	23.0
Depreciation and amortization	14.4	18.0	18.0
Total production costs	22.1	24.8	41.0
Adjustments, primarily for copper pricing on prior year open sales	0.9	0.1	0.1
Gross profit per pound of copper	49.4	44.3	40.7

PT Freeport Indonesia Operating Results - 2002 Compared with 2001

Record copper sales volumes of 1,522.3 million pounds for 2002 were 9 percent higher than the 1,399.1 million pounds in 2001.  Revenues for 2002 also benefited from higher price realizations of $0.71 per pound of copper ($0.69 for 2001) and $312 per ounce for gold ($269 for 2001), partly offset by lower gold sales volumes of 2.3 million ounces in 2002 (2.6 million ounces for 2001). The record-breaking performance reflects the higher-grade copper ore that we began to access late in the second quarter of 2002.  Copper ore grades averaged 1.14 percent for 2002 and 1.00 percent for 2001, and gold ore grades averaged 1.24 grams per metric ton in 2002 and 1.41 grams per metric ton in 2001.  The higher price realizations and copper volumes were the primary reasons for the over $100 million increase in PT Freeport Indonesia’s 2002 revenues compared with 2001.  Revenues for 2001 totaled $1.4 billion from copper sales of 1.4 billion pounds at $0.69 per pound and gold sales of 2.6 million ounces at $269 per ounce (see “Selected Financial and Operating Data”).  Treatment charges were $23.0 million higher in 2002 compared with 2001 because of higher copper volumes.  Royalties were essentially unchanged at $24.5 million for 2002 compared with $24.3 million for 2001 reflecting higher copper sales offset by lower gold sales.  A portion of treatment charges varies with the price of copper, and royalties vary with volumes and prices of copper and gold.

Mill throughput from production from PT Freeport Indonesia’s producing mines averaged 235,600 metric tons of ore per day in 2002 and 237,800 metric tons of ore per day in 2001.  PT Freeport Indonesia’s Grasberg open-pit mine averaged 194,500 metric tons of ore per day in 2002 and 211,400 metric tons per day in 2001.  At the Deep Ore Zone underground mine, production averaged 30,200 metric tons of ore per day in the fourth quarter of 2002 and 21,800 metric tons of ore per day for 2002, compared with 5,500 metric tons of ore per day for 2001. We expect to expand the Deep Ore Zone mine’s production rates to reach 35,000 metric tons of ore per day in the first half of 2003.  Production from our other producing underground mine, the Intermediate Ore Zone, averaged 19,300 metric tons of ore per day for 2002 and 20,900 metric tons of ore per day for 2001. We expect production at the Intermediate Ore Zone mine to decline and its ore reserves to be depleted by the end of 2003.

Unit site production and delivery costs in 2002 averaged $0.36 per pound of copper, $0.03 per pound lower than the $0.39 in 2001 primarily because of higher volumes resulting from higher-grade ore mined and higher copper recoveries.  In the fourth quarter of 2002, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 1.9 to 1 from 1.8 to 1, and in the fourth quarter of 2001 the ratio changed to 1.8 to 1 from 1.6 to 1, as discussed above.  The fourth-quarter 2002 change in the estimated ratio of overburden-to-ore increased 2002  costs by $2.2 million or 0.1 cent per pound.  As of December 31, 2002, deferred mining costs totaled $78.2 million compared with $47.6 million at December 31, 2001.  PT Freeport Indonesia reassesses at least annually the life-of-mine overburden-to-ore ratio and the remaining life of the surface mine, and reflects any changes in estimates prospectively in its determination of deferred overburden removal costs.

Gold credits for 2002 of $0.48 per pound were lower than the gold credits of $0.52 per pound in 2001 primarily because of higher copper sales volumes in 2002.  Gold ore grades for 2002 declined by 12 percent from 2001. Because of the physical characteristics of the Grasberg ore body, the sequencing of mining results in production of ore of varying grades, more significantly for gold.

Assuming average gold prices of $350 per ounce and gold sales of 2.6 million ounces for 2003, we would expect to establish a new record low unit net cash production cost of a net credit of $0.07 per pound.  Based on our estimate of cash production costs for 2003, unit net cash production costs would change approximately $0.05 per pound for each $25 per ounce change in the price of gold at this level of gold sales.

As discussed above under “Critical Accounting Estimates,” effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling assets.  As a result of the change in methodology and higher copper production and sales in 2002, PT Freeport Indonesia’s depreciation rate per pound of copper declined to $0.14 for 2002 compared with $0.18 for 2001.  For 2003, PT Freeport Indonesia expects its depreciation rate to increase to approximately $0.15 per pound, primarily because of lower projected copper production and sales.

PT Freeport Indonesia Operating Results - 2001 Compared with 2000

PT Freeport Indonesia's 2001 revenues benefited from significant increases in gold sales volumes compared with 2000, partly offset by lower copper and gold average realized prices.   When compared to 2000, gold sales volumes improved by 38 percent to an annual record 2.6 million ounces while copper prices declined throughout 2001, resulting in a $0.13 per pound or 16 percent decline in the 2001 average realized price compared with 2000.  Treatment charges were essentially unchanged year-to-year, but royalties were higher in 2001 primarily because of significantly higher gold sales volumes. Royalties totaled $24.3 million in 2001 and $20.2 million in 2000.

PT Freeport Indonesia’s 2001 production benefited from higher mill throughput rates, gold ore grades and gold recovery rates when compared with 2000.  Mill throughput averaged a record 237,800 metric tons of ore per day, 6 percent higher than the 223,500 metric tons per day in 2000.  Gold ore grades of 1.41 grams per ton in 2001 were 28 percent higher than the 1.10 grams per ton in 2000.  Recovery rates for gold were a record-high 89.5 percent in 2001 reflecting high-recovery ore processed during the year and results of various enhanced recovery initiatives achieved at the mill.

Mill throughput rates will vary based on the characteristics of the ore being processed as we manage our operations to optimize metal production.  In May 2000, PT Freeport Indonesia, in consultation with the Government of Indonesia, voluntarily agreed to limit Grasberg open-pit production temporarily to an average of no more than 200,000 metric tons of ore per day because of an incident at its Wanagon overburden stockpile (see “Environmental Matters”).  In January 2001, PT Freeport Indonesia resumed normal mining operations at Grasberg after receiving governmental approval.  At the Deep Ore Zone underground mine, initial production of ore commenced in September 2000.  Production averaged 5,500 metric tons of ore per day in 2001 and 2,700 metric tons of ore per day during the fourth quarter of 2000.

Average unit net cash production costs, including gold and silver credits, were a record-low $0.07 per pound in 2001 compared with $0.23 per pound in 2000.  Unit site production and delivery costs in 2001 averaged $0.39 per pound of copper, $0.04 per pound lower than the $0.43 reported in 2000, primarily because of the fourth-quarter 2000 change in the estimated ratio of overburden-to-ore over the life of the mine (discussed below) and the effect of weaker foreign currencies.  The higher production and delivery costs in 2000 also reflect higher mine maintenance costs associated with our heavy equipment fleet, including our mine haul trucks and electric shovels, and higher energy costs associated with a significant increase in diesel fuel costs.  In the fourth quarter of 2001, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 1.8 to 1 from 1.6 to 1, and in the fourth quarter of 2000 the ratio changed to 1.6 to 1 from 2.4 to 1.  The fourth quarter 2000 change in the estimated ratio of overburden-to-ore benefited 2001 unit costs by approximately $0.03 per pound compared with 2000.  As of December 31, 2001, deferred mining costs totaled $47.6 million compared with $18.1 million at December 31, 2000. Gold credits of $0.52 per pound in 2001 were higher when compared with the 2000 level of $0.39 per pound primarily because of record annual gold sales resulting from higher gold ore grades and record recovery rates.

PT Freeport Indonesia's depreciation rate of $0.18 per pound for 2001, which reflected certain accounting changes as discussed above, remained unchanged from 2000 (see Note 1 of “Notes to Consolidated Financial Statements”).

In September 2001, we established a trust for the benefit of tribal communities in villages closest to PT Freeport Indonesia’s operations as voluntary special recognition of their traditional land rights in the Grasberg mining area, pursuant to an agreement first outlined with these tribes in 1996.  Under the agreement, PT Freeport Indonesia is funding $0.5 million per year to the trust, as long as certain conditions are met, and provided $2.5 million in 2001 representing funding for mid-1996 through mid-2001.  PT Freeport Indonesia recorded a $2.2 million charge to 2001 production costs for its share of the initial commitment.

PT Freeport Indonesia has a labor agreement covering its hourly paid Indonesian employees, the key provisions of which are renegotiated biannually.   PT Freeport Indonesia’s labor agreement was scheduled to expire on September 30, 2001.  In June 2001, PT Freeport Indonesia and its workers agreed to terms for a new labor agreement that expires September 30, 2003.  PT Freeport Indonesia’s relations with the workers’ union have generally been positive.

PT Freeport Indonesia Sales Outlook

PT Freeport Indonesia sells its copper concentrates primarily under long-term sales agreements denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies.  PT Freeport Indonesia has commitments from various parties, including its affiliates Atlantic Copper and PT Smelting, to purchase virtually all of its estimated 2003 production. Net of Rio Tinto’s interest, PT Freeport Indonesia’s share of sales for 2003 is expected to approximate 1.4 billion pounds of copper and 2.6 million ounces of gold, reflecting the expectation in 2003 of slightly lower copper ore grades and higher gold ore grades compared with 2002.  PT Freeport Indonesia expects its sales for the first quarter of 2003 to approximate 370 million pounds of copper and 580,000 ounces of gold.

PT Freeport Indonesia has long-term contracts to provide approximately 60 percent of Atlantic Copper’s copper concentrate requirements at market prices and nearly all of PT Smelting’s copper concentrate requirements.  Under the PT Smelting contract, for the first 15 years of PT Smelting’s operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below a specified minimum rate.  The current rate is $0.23 per pound, which has been the rate since commencement of operations and is the expected rate for 2003.  The rate is scheduled to decline to a floor of $0.21 per pound in early 2004.  We anticipate that PT Freeport Indonesia will sell approximately 50 percent of its concentrate production annually to Atlantic Copper and PT Smelting.

Exploration

Block A exploration efforts in 2002 were associated with delineation drilling for a project known as the Deep Ore Zone Northwest Extension.  This program tested a 400-meter long block immediately adjacent to the current Deep Ore Zone block cave mine reserve.  The program included 4,800 meters of drilling in 11 holes used to fill in gaps between existing exploration drill holes.  Our exploration and mine planning efforts resulted in the addition of approximately 86.6 million metric tons of ore to our December 31, 2002, reserves (see Note 13 of “Notes to Consolidated Financial Statements”).  The additions to the Kucing Liar, the Deep Ore Zone and the Ertsberg Stockwork Zone ore bodies were essentially offset by 2002 production and other reductions at the Grasberg open pit and at Big Gossan.  Revisions to expected mill recoveries applied to the reserves also resulted in net increases in copper and gold recoverable reserves.  As a result of continuing low copper prices, our exploration program for 2003 will focus on targets in Block A that have high potential to add reserves and to provide information that will support future exploration.

Field exploration activities outside of our current mining operations area are in suspension due to safety and security issues and uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas covered by our Contracts of Work and an Indonesian law enacted in 1999 prohibiting open-pit mining in protected forest areas.  The current suspensions were granted for one-year periods ending February 26, 2003, for Block B, March 31, 2003, for PT Nabire Bakti Mining and November 15, 2003, for Eastern Minerals. We are currently seeking a renewal of the Block B suspension and expect to continue to seek suspension renewals for additional one-year periods by written request to the Government of Indonesia for each of the suspended areas if required.

SMELTING AND REFINING OPERATIONS

Our investment in smelters (Atlantic Copper and PT Smelting) serves an important role in our concentrate marketing strategy.  PT Freeport Indonesia sells approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers.

Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting.  However, because we have integrated our upstream (mining and milling) and downstream (smelting and refining) operations, we are able to achieve operating hedges which substantially offset the effect of changes in treatment charges for smelting and refining PT Freeport Indonesia’s copper concentrates.  While low smelting and refining charges adversely affect the operating results of Atlantic Copper, low charges benefit the operating results of PT Freeport Indonesia’s mining operations.

As a result, changes in smelting and refining charges do not have a significant impact on our consolidated operating results. Taking into account taxes and minority ownership interests, an equivalent change in the charges PT Freeport Indonesia pays all of its customers, including Atlantic Copper and PT Smelting, and the charges Atlantic Copper and PT Smelting receive, would essentially offset each other in our consolidated operating results.

Atlantic Copper Operating Results

	Years Ended December 31,
	2002	2001	2000
Cash margin (in millions)	$43.4	$25.7	$52.6
Operating income (loss) (in millions)	$2.6	$(16.0)	$(1.7)
Concentrate and scrap treated (metric tons)	1,016,700	891,100	916,300
Anode production (000s of pounds)	657,000	617,300	639,100
Treatment rates per pound	$.17	$.17	$.17
Cathode, wire rod and wire sales (000s of pounds)	556,500	549,800	562,300
Cathode cash production cost per pound before hedging	$.12	$.14	$.11
Gold sales in anodes and slimes (ounces)	813,900	831,300	605,700

Atlantic Copper Operating Results - 2002 Compared with 2001

Atlantic Copper’s cash margin, which is revenues less production costs, was $17.7 million higher at $43.4 million in 2002, compared with $25.7 million in 2001.   For 2002, Atlantic Copper treated 14 percent more concentrate and scrap and produced 6 percent more anodes compared with 2001, setting annual records in 2002.  As discussed below, Atlantic Copper’s scheduled 27-day major maintenance turnaround in April 2001 negatively impacted its cash margin in 2001.  Atlantic Copper’s cathode cash production costs per pound of copper, before currency hedging, averaged $0.12 in 2002 and $0.14 in 2001.  The higher unit costs in 2001 primarily reflect lower throughput and higher maintenance costs associated with the major maintenance turnaround.  Atlantic Copper’s average treatment rates (including price participation), which are what PT Freeport Indonesia and third parties pay Atlantic Copper to smelt and refine concentrates, continued at historically low levels of $0.17 per pound for the last three years. Excess smelter capacity, combined with limited copper concentrate availability, has caused long-term treatment and refining rates to decline since early 1998.  The outlook for treatment rates in the near term continues to remain weak.

Atlantic Copper recorded operating income of $2.6 million in 2002, compared with an operating loss of $16.0 million in 2001.  In addition to the costs associated with the major maintenance turnaround in 2001, Atlantic Copper recorded net charges to operating results totaling $5.0 million in 2001 primarily for past service costs for an employee benefit plan.  Atlantic Copper’s operating results also include a $1.2 million charge in 2002 and a $3.0 million charge in 2001 on currency hedging contracts maturing during the year.  As part of refinancing its debt in June 2000, Atlantic Copper was required to significantly expand its program to hedge its anticipated euro-denominated operating costs.  Under new accounting standards that we adopted effective January 1, 2001, Atlantic Copper recorded net gains to Other Comprehensive Income totaling $14.0 million in 2002 compared with net charges of $10.1 million in 2001 for its outstanding currency hedging contracts.

Atlantic Copper Operating Results - 2001 Compared with 2000

Atlantic Copper’s cash margin was $26.9 million lower in 2001 compared with 2000 primarily because of lower sales volumes and higher unit costs for refined copper cathodes resulting from a scheduled 27-day major maintenance turnaround in April 2001.  The major maintenance turnaround was completed on schedule and had a total impact on cash margin of approximately $15 million (approximately $9 million of direct costs and $6 million related to lower sales volumes).  Atlantic Copper’s cathode cash production costs per pound of copper, before currency hedging, averaged $0.14 in 2001 and $0.11 in 2000.  The increase in unit costs in 2001 primarily reflects the effects of lower production volumes and the costs resulting from the turnaround.  The next approximate 45-day major maintenance turnaround is scheduled for 2004.  Atlantic Copper’s treatment rates averaged $0.17 per pound in 2001 and 2000.

Atlantic Copper recorded an operating loss of $16.0 million in 2001, compared with $1.7 million in 2000. Atlantic Copper recorded net charges to operating results totaling $5.0 million in 2001 primarily for past service costs for an employee benefit plan.  Atlantic Copper’s operating results also include a $3.0 million charge in 2001 on currency hedging contracts maturing during the year compared to a $16.4 million charge in 2000 for changes in market value of all outstanding currency hedging contracts.  Atlantic Copper recorded net charges to Other Comprehensive Income totaling $10.1 million in 2001 for its outstanding currency hedging contracts at December 31, 2001.

PT Smelting Operating Results (in millions)

	Years Ended December 31,
	2002	2001	2000
PT Freeport Indonesia sales to PT Smelting	$352.4	$374.1	$343.3
Equity in PT Smelting losses	4.2	5.1	13.6
PT Freeport Indonesia profits deferred (recognized)	8.4	(6.2)	2.0

PT Smelting Operating Results – 2002 Compared with 2001

PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting under the equity method and provides PT Smelting with nearly all of its concentrate requirements (see Note 9 of “Notes to Consolidated Financial Statements”).  PT Smelting treated 719,600 metric tons of concentrate in 2002, 2 percent more than the 702,900 metric tons treated in 2001.  PT Smelting treated more concentrate in 2002 despite a scheduled maintenance turnaround in the second quarter of 2002.  PT Smelting’s copper cathode cash production costs per pound totaled $0.14 in 2002, compared with $0.12 in 2001, reflecting the impact of the 28-day maintenance turnaround in May 2002. We expect the next scheduled 30-day maintenance turnaround to occur in 2006.

Our revenues include PT Freeport Indonesia’s sales to PT Smelting, but we defer recognizing profits on 25 percent of PT Freeport Indonesia sales to PT Smelting that are still in PT Smelting’s inventory at the end of the period.  The effect of changes in these deferred profits was the deferral (recognition) of operating profits totaling $8.4 million in 2002 and $(6.2) million in 2001.

PT Smelting Operating Results – 2001 Compared with 2000

PT Smelting operated at 109 percent of its full design capacity of 200,000 metric tons of copper per year during 2001 and at 87 percent of its full design capacity during 2000. Concentrate treated during 2001 totaled 702,900 metric tons, 21 percent above 2000. Anode production was 25 percent higher and cathode production was 34 percent higher in 2001 compared with 2000.  PT Smelting’s cathode cash production costs per pound of copper totaled $0.12 in 2001, compared with $0.13 in 2000.  PT Smelting shut down the smelter, as planned, at the end of March 2000 for the tie-in of a new third anode furnace as well as for planned maintenance.  The smelter restarted at the end of April 2000.  The effect of changes in deferred profits on PT Freeport Indonesia’s sales to PT Smelting was the (recognition) deferral  of profits totaling $(6.2) million in 2001 and $2.0 million in 2000.

CAPITAL RESOURCES AND LIQUIDITY

Operating Activities

Our operating cash flow exceeded $500 million for each of the last four years and totaled $512.7 million in 2002, compared with $509.0 million in 2001.  Working capital, excluding cash, increased by $18.1 million in 2002 and decreased by $22.5 million in 2001.  The net increase in 2002 was primarily because of increases in accounts receivable and inventories, partly offset by an increase in accrued income taxes payable.   The increase in accrued income taxes relates to a change in the method of making estimated tax payments to the Government of Indonesia.  We expect to make a final tax payment in March 2003 related to PT Freeport Indonesia’s 2002 net income totaling approximately $70 million, which we expect to fund with operating cash flows and available cash.  For 2001, working capital decreased primarily because of the timing of collections of accounts receivable and lower inventory levels, partly offset by the timing of payments to Rio Tinto for its share of joint venture cash flows.

Operating cash flow totaled $509.0 million in 2001, compared with $516.0 million in 2000.  Working capital, excluding cash, decreased $41.2 million in 2000 primarily because of the timing of payments for accounts payable and accrued liabilities and Rio Tinto’s share of joint venture cash flows, partly offset by increases in product inventory and income taxes paid.  At copper and gold prices of $0.75 per pound and $350 per ounce, respectively, we project that our 2003 operating cash flow would approximate $575 million.  Each $0.10 change in copper prices would have an approximate $70 million impact on these estimates and each $25 change in gold prices would have an approximate $33 million impact.

Investing Activities

Our total 2002 capital expenditures of $188.0 million were slightly higher compared to $167.0 million in 2001.  Our capital expenditures for 2002 primarily consist of costs at the Grasberg open-pit operations totaling approximately $59 million for replacement capital such as new trucks, shovels, and major development costs totaling approximately $69 million for the overburden handling system and the Deep Ore Zone mine.  As part of our 2001 refinancing transactions discussed below, we sold $603.8 million of 8¼% Convertible Senior Notes due January 2006.  The terms of these notes required that we use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities, which secure and are being used to pay for the first six scheduled semiannual interest payments on the notes.  The notes are otherwise unsecured.  In 2002, we sold $47.9 million of the government securities to pay for interest on the notes.  As of December 31, 2002, we had $96.9 million remaining in the portfolio to pay future interest payments.

Our total 2001 capital expenditures were slightly lower compared to $171.0 million in 2000. Capital expenditures included costs for replacement capital and other mining equipment totaling approximately $62 million in 2001 and $92 million in 2000, and our share of development costs for the Deep Ore Zone mine totaling approximately $37 million in 2001 and $33 million in 2000.  Our capital expenditures for 2003 are expected to total approximately $160 million, including $40 million to complete expansion of the Deep Ore Zone mine to 35,000 metric tons of ore per day and to complete work on the Grasberg overburden handling system.  We expect to fund our 2003 capital expenditures with operating cash flows and available cash.

Financing Activities

In August 2001, we sold $603.8 million of 8¼% Convertible Senior Notes due January 2006 for net proceeds of $582.6 million.  The net proceeds after purchasing the portfolio of U.S. government securities discussed above were used to repay outstanding amounts under our bank credit facilities.

Our net repayments of debt and partial redemptions of preferred stock totaled $333.3 million in 2002, $136.0 million in 2001 and $29.9 million in 2000. Total debt at December 31, 2001, included the $253.4 million additional liability to reflect the borrowings subsequent to year end to fund the repayment of the Nusamba bank loan.  Repayments of debt included payments to purchase full ownership in certain infrastructure asset joint ventures owned by PT ALatieF Nusakarya Corporation, an Indonesian investor, totaling $25.9 million in 2000.  PT Freeport Indonesia now owns 100 percent of these joint ventures.  PT Freeport Indonesia’s increased ownership in the joint ventures benefited net income by eliminating PT Freeport Indonesia’s obligation to pay a guaranteed 15 percent after-tax return to the previous owners.

Our annual mandatory partial redemptions of our Silver-Denominated Preferred Stock totaled $11.7 million in 2002, $10.4 million in 2001 and $11.9 million in 2000.  Four annual redemption payments remain, which  will vary with the price of silver.  Cash dividends to minority interests owners vary with the level of PT Freeport Indonesia dividends.  PT Freeport Indonesia paid no dividends in 2002; however, cash dividends to minority interests owners totaled $6.8 million in 2001 and $51.9 million in 2000.

                In June 2000, our Board of Directors authorized a 20-million-share increase in our open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. During 2001, we purchased 0.2 million of our shares (all during the first quarter) for $1.6 million, $8.35 per share. During 2000, we acquired 19.5 million of our shares for $201.8 million (an average of $10.35 per share).  From inception of these programs in July 1995 through 2001, we have purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and approximately 9.3 million shares remain available under the program. The timing of future purchases is dependent upon many factors, including the price of our common shares, our business and financial position, and general economic and market conditions.  Our bank credit facilities also include prohibitions on common stock repurchases; however, we intend to terminate our existing bank credit facilities and replace them with a new credit facility with less restrictive covenants.

Debt and Redeemable Preferred Stock Maturities.  Below is a summary (in millions) of our debt and redeemable preferred stock maturities based on loan balances as of December 31, 2002, and the December 31, 2002, London A.M. gold fixing price for one ounce of gold ($342.75) and the London silver fixing price for one ounce of silver ($4.67) in the London bullion market (which determine the preferred stock redemption amounts):

	2003	2004	2005	2006	2007	Thereafter
7.20% Senior Notes due 2026 [a,b]	$250.0	$-	$-	$-	$-	$-
Infrastructure financings and equipment loans	50.7	58.8	57.4	61.1	38.4	179.3
Atlantic Copper facilities	26.4	65.2	24.2	24.1	90.0	30.0
Bank credit facilities	-	-	279.0	-	-	-
7.50% Senior Notes due 2006 [c]	-	-	-	200.0	-	-
8¼% Convertible Senior Notes due 2006 [d]	-	-	-	603.8	-	-
Total debt maturities	327.1	124.0	360.6	889.0	128.4	209.3
Redeemable preferred stock b, [e]	216.8	11.1	11.1	158.7	-	-
Total maturities	$543.9	$135.1	$371.7	$1,047.7	$128.4	$209.3

a.

Although due in 2026, the holders of the 7.20% Senior Notes may, and are expected to, elect early repayment in November 2003.  Our balance sheet as of December 31, 2002, reflects these notes as long-term because of the transactions discussed in “Senior Note Offerings” below that occurred subsequent to December 31, 2002.

b.

As discussed in “Senior Notes Offerings” below, we expect to have available cash to redeem our Gold-Denominated Preferred Stock in August 2003 and to fund our 2003 debt maturities, including our 7.20% Senior Notes in November 2003.

c.

Due November 15, 2006.

d.

Due January 31, 2006.

e.

Represents $11.1 million each year from 2003 through 2006 for our Silver-Denominated Preferred Stock, $205.7 million in August 2003 for our Gold-Denominated Preferred Stock, and $147.6 million in February 2006 for our Gold-Denominated Preferred Stock, Series II.

Senior Note Offerings.  Subsequent to December 31, 2002, we completed two senior note offerings.  On January 29, 2003, we sold $500 million of 10⅛% Senior Notes due 2010 for net proceeds of approximately $486 million.  Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2003. We may redeem some or all of the notes at our option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices.  The indenture governing the notes contains restrictions on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. Pursuant to the restricted payment covenant, the amount currently available to us is approximately $90 million. In connection with the note offering, we amended our bank credit facilities to permit the redemption of our Gold-Denominated Preferred Stock, which has a mandatory redemption date of August 1, 2003. We intend to terminate our existing bank credit facility, which was scheduled to expire in 2005, and replace it with a new credit facility with less restrictive covenants (see Note 5 of “Notes to Consolidated Financial Statements”).

On February 11, 2003, we sold $575.0 million of 7% Convertible Senior Notes due 2011 for net proceeds of approximately $559 million.  Interest on the notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 2003.  The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX’s common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes.

Pro Forma Debt and Redeemable Preferred Stock Maturities.   The following pro forma table as of December 31, 2002, reflects application of a portion of the approximate $1.045 billion of net proceeds from our senior note offerings towards the repayment of all outstanding balances under our credit facilities and the application of a portion of the net proceeds to repay our 7.20% Senior Notes and 2003 preferred stock redemptions (in millions).

	2003	2004	2005	2006	2007	Thereafter
Total maturities shown above	$543.9	$135.1	$371.7	$1,047.7	$128.4	$209.3
10⅛% Senior Notes due 2010	-	-	-	-	-	500.0
7% Convertible Senior Notes due 2011	-	-	-	-	-	575.0
Application of net proceeds:
To repayment of 7.20% Senior Notes and redeemable preferred stock	(466.8)	-	-	-	-	-
To repayment of bank credit facilities	-	-	(279.0)	-	-	-
Pro forma total maturities	$77.1	$135.1	$92.7	$1,047.7	$128.4	$1,284.3

Our two senior note offerings completed subsequent to December 31, 2002, strengthened our financial position and flexibility.  After considering the repayment of approximately $746 million of debt and redeemable preferred stock maturities in 2003, we expect to have approximately $300 million of cash available for working capital requirements and for general corporate purposes.  On February 6, 2003, we announced that our Board of Directors authorized a new cash dividend policy for our common stock following the completion of the $575 million 7% Convertible Senior Notes offering and the planned termination of our bank credit facility.  The dividend policy provides for an annual dividend of $0.36 per share, payable quarterly ($0.09 per quarter), with the initial quarterly dividend expected to be paid on May 1, 2003.

In addition to increasing our total indebtedness, the sale of the notes will also increase the weighted average interest rate on our outstanding debt; as a result, our interest expense will increase.  For the year ended December 31, 2002, our interest expense was $171.2 million and our ratio of earnings to fixed charges was 3.4 to 1.  On a pro forma basis our interest expense for the year ended December 31, 2002, would have been $233.3 million and our ratio of earnings to fixed charges would have been 2.5 to 1.  We will receive only a minimal tax benefit for the additional interest expense at our parent company.  Although we may loan a portion of the proceeds to PT Freeport Indonesia to meet its financial objectives, the amount of such intercompany loans will depend on several factors, such as maturities of current intercompany obligations, the potential to reduce PT Freeport Indonesia’s other outstanding indebtedness and infrastructure obligations, PT Freeport Indonesia’s dividend policy and its other financial requirements.

On March 6, 2003, we announced that we have commenced tender offers to purchase any and all of our outstanding 7.20% Senior Notes due 2026 and our 7.50% Senior Notes due 2006 at a price of $1,010 per $1,000 in principal amount plus accrued and unpaid interest.  Assuming all of the outstanding notes are tendered, the aggregate amount of cash to purchase the tendered notes is estimated to be approximately $455 million.  We are currently reviewing our options for repaying other outstanding debt and restructuring certain of our redeemable preferred stock, which could result in the recognition of losses and gains in future periods.  Depending on the timing and structure of a new credit facility and repayments of other outstanding debt, certain of our deferred financing costs in addition to scheduled amortization may be charged to 2003 earnings.

Other Contractual Obligations

In addition to our debt and redeemable preferred stock maturities, we have other long-term contractual obligations and commitments which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary.  These obligations and commitments include (1) PT Freeport Indonesia’s commitments to provide one percent of its annual revenue through mid-2006 for development of the local people through the Freeport Partnership Fund for Community Development, which was previously called the Freeport Fund for Irian Jaya Development and (2) PT Freeport Indonesia’s commitment to contribute amounts to a cash fund designed to accumulate at least $100 million by the end of our Indonesian mining activities to pay for mine closure and reclamation.  Atlantic Copper has an unfunded contractual obligation denominated in euros to supplement amounts paid to retired employees.  In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for an estimated 72 million euro contractual obligation to the retired employees.  The initial payment was made in August 2002.  Atlantic Copper had $58.8 million recorded as of December 31, 2002, for this obligation and is amortizing the unaccrued balance of approximately $10 million over the remaining 14-year funding period.  The scheduled annual payments of 7.2 million euros are not significantly more than the payments Atlantic Copper has made directly to its retired employees over the last several years.  Atlantic Copper has firm contractual commitments with third parties to purchase concentrates at market prices.  We have various noncancelable operating leases.  A summary of these various obligations follows:

	Total		1 Year or Less	Years 2 - 3	Years 4 - 5	More than 5 Years
PT Freeport Indonesia funding of mine closure and reclamation fund (in millions)	$22.7	[a]	$0.7	$1.4	$1.4	$19.2
Atlantic Copper contractual obligation to retired employees (in millions)	€101.5		€7.2	€14.5	€14.5	€65.3
Atlantic Copper contracts to purchase concentrates at market prices (in thousand metric tons)	289.7		251.0	38.7	-	-
Aggregate operating leases, including Rio Tinto’s share (in millions)[b]	$25.1		$5.5	$11.6	$6.6	$1.4

a.

Funding plus accrued interest are projected to accumulate to $100.0 million by the end of our Indonesian mining activities.

b.

Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.5 million due under noncancelable subleases.

Environmental Matters

We believe that we conduct our Indonesian operations pursuant to applicable permits and that we comply in all material respects with applicable Indonesian environmental laws, rules and regulations.  We had three independent environmental audits conducted by internationally recognized environmental consulting and auditing firms.  An audit was completed in 1999 by Montgomery Watson, while SGS International Certification Services Indonesia, a member of the Societe Generale de Surveillance Group,  completed the 2002 environmental audit during the fourth quarter of 2002 and we expect to receive their final report in the first half of 2003.

In connection with obtaining our environmental approvals from the Indonesian government, we committed to performing a one-time environmental risk assessment on the impacts of our tailings management plan.  We completed this extensive environmental risk assessment with more than 90 scientific studies conducted over four years and submitted it to the Indonesian government in December 2002.  We developed the risk assessment plan with input from an independent review panel, which included representatives from the Indonesian government, academia and non-governmental organizations.  The risks that we identified during this process were in line with our impact projections of the tailings management program contained in our environmental approval documents.

We will determine our ultimate reclamation and closure activities based on applicable laws and regulations and our assessment of appropriate remedial activities in the circumstances after consultation with governmental authorities, affected local residents and other affected parties.  As of January 1, 2003, we estimated aggregate reclamation and closure obligations on an undiscounted basis totaled approximately $120 million for PT Freeport Indonesia, $17 million for Atlantic Copper and $11 million for PT Smelting.  Estimates of the ultimate reclamation and closure costs we will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time, and actual costs may vary from our estimates.  Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of the Grasberg open-pit mining operations and at the end of all mining activities, which are currently estimated to continue for more than 30 years.

In 1996, we began contributing to a cash fund ($4.1 million balance at December 31, 2002) designed to accumulate at least $100 million by the end of our Indonesian mining activities.  We plan to use this fund, including accrued interest, to pay mine closure and reclamation costs.  Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources.  Future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of our business.  We incurred aggregate environmental capital expenditures and other environmental costs totaling $62.6 million in 2002, $78.2 million in 2001 and $106.1 million in 2000, including tailings management levee maintenance and mine reclamation.  In 2003, we expect to incur approximately $9 million of aggregate environmental capital expenditures and $37 million of other environmental costs.  These environmental expenditures are part of our overall 2003 operating budget.

In May 2000, a slippage occurred in the overburden stockpile at the Wanagon basin following a period of excessive rainfall, causing a wave of water and material to overflow from the basin.  Four employees of a contractor to PT Freeport Indonesia were working in the area and perished.  Contained within the mud were the treatment solids from the lime precipitation of acid rock drainage, which then entered the tailings river system near the village of Banti.  PT Freeport Indonesia charged $2.9 million to its 2000 production costs, primarily for assets lost as a result of the incident.  In addition, we incurred environmental costs for overburden disposition, stockpile stabilization, laboratory testing and consulting studies relating to the Wanagon overburden stockpile. After successful completion of a stabilization program and consultation with the Indonesian government and affected local residents, we resumed normal overburden placement at the Wanagon stockpile and the restriction on production from the Grasberg open pit was lifted at the end of 2000.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant amounts of gold and substantially less significant amounts of silver, and Atlantic Copper’s sale of copper anodes, cathodes, wire rod, wire and precious metals in slimes.  Our revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.01 in the average price per pound of copper would have an approximate $14 million impact on our revenues and an approximate $7 million impact on our net income, assuming approximately 1.4 billion pounds of annual PT Freeport Indonesia copper sales.  A change of $10 in the average price per ounce of gold would have an approximate $26 million impact on our revenues and an approximate $13 million impact on our net income, assuming approximately 2.6 million ounces of annual PT Freeport Indonesia gold sales.

At times, in response to market conditions, we have entered into copper and gold price protection contracts for some portion of our expected future mine production to mitigate the risk of adverse price fluctuations.  We currently have no commodity price protection contracts relating to our mine production other than our gold- and silver- denominated preferred stock discussed below.

PT Freeport Indonesia’s concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average London Metal Exchange (LME) price for a specified future period.  Under SFAS 133, PT Freeport Indonesia’s sales based on a provisional sales price contain an embedded derivative, which we bifurcate from the host contract.  The host contract is the sale of the concentrates at the current spot LME price.  The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period.  At December 31, 2002, we had consolidated embedded derivatives on copper sales totaling 180.3 million pounds recorded at an average price of $0.70 per pound. We expect final prices on nearly all these sales during the first quarter of 2003.  We estimate that a one-cent movement in the average price used for these embedded derivatives will have an approximate $0.9 million impact on our 2003 consolidated net income.

In late 1999, PT Freeport Indonesia began a program using copper forward contracts to fix the prices of a portion of its quarter-end provisionally priced sales when market conditions are favorable.  PT Freeport Indonesia entered into contracts to hedge its open pounds at the end of the first two quarters of 2000 and recorded additional revenues of $1.7 million in 2000 from these forward sales.   PT Freeport Indonesia has not entered into any contracts for its provisionally priced sales since mid-2000.

We have outstanding three issues of redeemable preferred stock which have cash dividend and redemption requirements indexed to gold and silver prices. We account for these securities as a hedge of future production and carry them on our balance sheets at their original issue value less redemptions.  As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 6 and 11 of “Notes to Consolidated Financial Statements”). Future redemption payments denominated in ounces and equivalent value in dollars, as well as dollar-equivalent dividend payments, based on the December 31, 2002, London A.M. gold fixing price for one ounce of gold ($342.75) and the London silver fixing price for one ounce of silver ($4.67) in the London bullion market (which determine the preferred stock redemption and dividend amounts), follow (dollars in millions):

	Gold				Silver
	Redemption		Carrying	Dividend	Redemption		Carrying	Dividend
	Ounces	Amount	Value	Amount	Ounces	Amount	Value	Amount
2003	600,000	$205.7	$232.6	$10.2	2,380,000	$11.1	$12.5	$0.9
2004	-	-	-	4.8	2,380,000	11.1	12.5	0.6
2005	-	-	-	4.8	2,380,000	11.1	12.5	0.4
2006	430,000	147.6	167.4	1.2	2,380,000	11.1	12.5	0.2
		$353.3	$400.0			$44.4	$50.0

The fair values of the redeemable preferred stock, based on December 31, 2002, quoted market prices of $32.75 per share for our gold-denominated preferred stock due in 2003, $30.98 per share for our gold-denominated preferred stock due in 2006 and $8.75 per share for our silver-denominated preferred stock, were $329.9 million for the preferred stock indexed to gold prices and $41.6 million for the preferred stock indexed to silver prices.

                Atlantic Copper’s prices its purchases of copper concentrate at approximately the same time as its sales of the refined copper, thereby protecting Atlantic Copper from most copper price risk.  Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 2002, Atlantic Copper had contracts, with a fair value of $0.5 million, to sell 11.8 million pounds at an average price of $0.74 per pound through February 2003.

Foreign Currency Exchange Risk

Our operations are in Indonesia and Spain, where our functional currency is the U.S. dollar.  All of our revenues and significant costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiahs, Australian dollars or euros.  Generally, our results are positively affected when the U.S. dollar strengthens in relation to these foreign currencies and adversely affected when the U.S. dollar weakens in relation to these foreign currencies.

Since 1997, the U.S. dollar/rupiah exchange rate has been volatile.  One U.S. dollar was equivalent to 8,940 rupiahs at December 31, 2002, 10,160 rupiahs at December 31, 2001, and 9,215 rupiahs at December 31, 2000.  PT Freeport Indonesia recorded losses to production costs totaling $3.5 million in 2002, $1.2 million in 2001 and $0.2 million in 2000 related to its rupiah-denominated net monetary assets and liabilities.   At December 31, 2002, net liabilities totaled $6.9 million at an exchange rate of 8,940 rupiahs to one U.S. dollar.

Operationally, changes in the U.S dollar/rupiah exchange rate primarily impact PT Freeport Indonesia’s labor costs, which are mostly rupiah denominated.  At estimated annual aggregate rupiah payments of one trillion and a December 31, 2002, exchange rate of 8,940 rupiahs to one U.S. dollar, a one-thousand-rupiah increase in the exchange rate would result in an approximate $11 million decrease in annual operating costs.  A one-thousand-rupiah decrease in the exchange rate would result in an approximate $14 million increase in annual operating costs.

PT Freeport Indonesia purchases materials and supplies denominated in Australian dollars.  The exchange rate was $0.56 to one Australian dollar at December 31, 2002, $0.51 to one Australian dollar at December 31, 2001, and $0.56 at December 31, 2000.  At estimated annual aggregate Australian dollar payments of 225 million and the December 31, 2002, exchange rate of $0.56 to one Australian dollar, a $0.01 increase or decrease in the exchange rate would result in an approximate $2 million change in aggregate annual costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and Australian dollar payments.  The last of PT Freeport Indonesia’s foreign currency forward contracts matured in December 2002 and PT Freeport Indonesia has no outstanding foreign currency forward contracts as of December 31, 2002.  We recorded net gains (losses) to production costs for PT Freeport Indonesia’s foreign currency contracts totaling $11.0 million in 2002, $(0.7) million in 2001 and $(5.3) million in 2000.

The majority of Atlantic Copper’s revenues are denominated in U.S. dollars; however, operating costs other than concentrate purchases and certain asset and liability accounts are denominated in euros.  Atlantic Copper’s estimated annual euro payments total approximately 100 million euros and at a December 31, 2002, exchange rate of $1.05 per euro, a $0.05 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs, before any hedging effects.

In connection with refinancing its debt in June 2000, Atlantic Copper’s lenders required a significantly expanded program to hedge anticipated euro-denominated operating costs.  At December 31, 2002, Atlantic Copper had contracts to purchase 62.7 million euros at an average exchange rate of $1.02 per euro through December 2003. These contracts currently hedge approximately 60 percent of Atlantic Copper’s projected 2003 euro disbursements.  Each $0.01 change in the US$/euro exchange rate impacts the market value of these contracts by approximately $1 million.  Atlantic Copper’s operating results reflect losses on currency hedging contracts totaling $1.2 million in 2002, $3.0 million in 2001 and $16.4 million in 2000.  Under a new accounting standard that became effective January 1, 2001, we recognize gains or losses on qualifying hedging contracts in earnings as they are settled, with changes in the fair value of outstanding contracts reflected in Other Comprehensive Income, a component of stockholders’ equity, until realized.  We recorded net gains (charges) to Other Comprehensive Income totaling $14.0 million in 2002 and $(10.1) million in 2001 for Atlantic Copper’s euro hedging contracts that remained open as of the end of those periods.

Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2002, totaling $78.3 million recorded at an exchange rate of $1.05 per euro.  The euro exchange rate was $1.05 per euro at December 31, 2002, $0.88 per euro at December 31, 2001, and $0.93 per euro at December 31, 2000.  Adjustments to Atlantic Copper’s euro-denominated net liabilities to reflect changes in the exchange rate are recorded in “Other Expense, net” and totaled gains (losses) of $(11.9) million in 2002, $2.4 million in 2001 and $4.4 million in 2000.

Interest Rate Risk

The table below presents our scheduled maturities of principal for outstanding debt, and notional amounts for interest rate swaps at December 31, 2002, and fair value at December 31, 2002 (dollars in millions). Atlantic Copper has interest rate swap contracts to fix interest rates on a portion of its variable-rate debt through March 2005. The costs associated with these contracts are an adjustment to interest expense over the terms of the agreements (see Notes 5 and 11 of “Notes to Consolidated Financial Statements”).

	2003	2004	2005	2006	2007	Thereafter	Fair Value
Long-term debt:
Fixed rate	$259.3	$11.6	$-	$803.8	$-	$-	$1,302.1
Average interest rate	7.3%	10.0%	-	8.1%	-	-	7.9%
Variable rate	$67.8	$112.4	$360.6	$85.2	$128.4	$209.3	$963.7
Average interest rate	8.5%	6.7%	5.7%	7.3%	5.9%	10.5%	7.2%
Interest rate swaps:
Amount	$51.5	$41.5	$36.5	$-	$-	$-	$(3.2)
Average interest rate	5.7%	5.1%	3.6%	-	-	-	5.3%

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued SFAS 143, “Accounting for Asset Retirement Obligations,” which requires recording the fair value of a liability for an asset retirement obligation in the period incurred.  The standard is effective for fiscal years beginning after June 15, 2002.  We adopted SFAS 143 effective January 1, 2003, using a cumulative-effect approach, which requires the cumulative effect of adoption for all existing asset retirement obligation liabilities, asset retirement costs and accumulated depreciation to be reflected in earnings as a separate line item.  See our discussion under “Critical Accounting Estimates.”

In December 2002, the Financial Accounting Standards Board issued SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” an amendment to SFAS 123.  The standard, which is effective immediately, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends disclosure requirements.  We continue to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our stock-based compensation; therefore, the alternative methods of transition do not apply.  We have adopted the new SFAS 148 disclosure requirements (see Note 1 of “Notes to Consolidated Financial Statements”).

DEVELOPMENTS IN INDONESIA

In Indonesia, President Megawati Sukarnoputri and her Cabinet marked their first anniversary in office during the third quarter of 2002 and have committed to continued efforts to restore the country’s economy and investor confidence.  Progress in achieving these goals has been hindered by the global economic slowdown and issues internal to Indonesia. President Megawati has supported the international community’s efforts to counter terrorism, while addressing political complexities in Indonesia, the world’s largest Muslim country.

 On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants, who shot at several vehicles transporting international contract schoolteachers from our school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia's personnel reside.  The identity of the assailants remains uncertain.  We, the U.S. government, the central Indonesian government, the Papuan provincial and local governments and leaders of the local people residing in the area of our operations have condemned the attack. Indonesian authorities continue to investigate the incident and we are cooperating fully with the investigation.  Representatives of the U.S. Federal Bureau of Investigation also visited the site and consulted with the Indonesian authorities about the incident.

On October 12, 2002, a bombing killed approximately 200 people in the Indonesian province of Bali, which is 1,500 miles west of our mining and milling operations.  Indonesian police, working cooperatively with Australian and U.S. investigators, conducted an investigation that has led to the arrest of 15 suspects.  Press reports indicate that some of the suspects may by linked to international terrorist organizations.  Our mining and milling operations were not interrupted by either the August 31 or October 12 incidents.

The Government of Indonesia, which provides security for PT Freeport Indonesia’s personnel and operations, has expressed a strong commitment to protect natural resources businesses operating in Indonesia, including PT Freeport Indonesia, with heightened security following the Bali bombing and the shooting incident discussed above.

After beginning the year at 10,160 rupiahs to one U.S. dollar, the Indonesian currency continued to stabilize, averaging approximately 9,200 rupiahs to one U.S. dollar during 2002.  The stronger rupiah reflects weakness in the U.S. dollar and the economic progress made by President Megawati’s administration.

PT Freeport Indonesia and Eastern Minerals conduct their operations, all of which are in Indonesia, through the PT Freeport Indonesia and Eastern Minerals Contracts of Work.  Both Contracts of Work have 30-year terms, provide for two 10-year extensions under certain conditions, and govern PT Freeport Indonesia’s and Eastern Minerals’ rights and obligations relating to taxes, exchange controls, repatriation and other matters. Both Contracts of Work were concluded pursuant to the 1967 Foreign Capital Investment Law, which expresses Indonesia’s foreign investment policy and provides basic guarantees of remittance rights and protection against nationalization, a framework for economic incentives and basic rules regarding other rights and obligations of foreign investors. Specifically, the Contracts of Work provide that the Government of Indonesia will not nationalize or expropriate PT Freeport Indonesia’s or Eastern Minerals’ mining operations.   Any disputes regarding the provisions of the Contracts of Work are subject to international arbitration.  We have experienced no disputes requiring arbitration during the 35 years we have operated in Indonesia.  Our belief that our Contracts of Work will continue to be honored is further supported by U.S. laws, which prohibit U.S. aid to countries that nationalize property owned by, or take steps to nullify a contract with, a U.S. citizen or company at least 50 percent owned by U.S. citizens if the foreign country does not within a reasonable time take appropriate steps to provide full value compensation or other relief under international law.

We have had positive relations with the Government of Indonesia since we commenced business activities in Indonesia in 1967, and we contribute significantly to both the local economy of Papua as well as the overall Indonesian economy.   We are one of the largest taxpayers in Indonesia and are a significant employer in a remote and undeveloped area of the country.  We intend to continue to maintain positive working relationships with the central, provincial and local branches of the Government of Indonesia and with the people of Indonesia, including local residents in the area of our operations.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our performance in the future.  Forward-looking statements are all statements other than historical facts, such as those regarding our anticipated sales volumes, ore grades, general and administrative expenses, unit net cash costs, operating cash flows, capital expenditures, future environmental costs, debt repayments and refinancing, political, economic and social conditions in our areas of operations, treatment charge rates, depreciation rates, exploration efforts and results and the availability of financing.  We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements.  Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated declines in the average grades of ore mined, unanticipated milling and other processing problems, labor relations, weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, Indonesian political risks and other factors described in more detail under the heading “Risk Factors” in our Form 10-K for the year ended December 31, 2002.

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF

FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying consolidated balance sheet of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2002, and the related consolidated statements of income, cash flows and stockholders' equity for the year ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of Freeport-McMoRan Copper & Gold Inc. for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations and whose report dated February 8, 2002 (except with respect to the payment of the Nusamba loan discussed in Note 2, as to which the date is February 27, 2002), expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company’s method of accounting for derivative instruments and hedging activities discussed in Note 1 to these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. at December 31, 2002, and the consolidated results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New Orleans, Louisiana,

January 16, 2003, except for

Note 15, as to which the date is

March 6, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Freeport-McMoRan Copper & Gold Inc.’s Annual Report for the fiscal year ended December 31, 2001.  This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report for the fiscal year ended December 31, 2002.

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF

FREEPORT-McMoRan COPPER & GOLD INC.:

We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the Company), a Delaware Corporation, as of December 31, 2001 and 2000, and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, as amended,  “Accounting for Derivative Instruments and Hedging Activities.”

Arthur Andersen LLP

New Orleans, Louisiana,

February 8, 2002 (except with respect to the payment

of the Nusamba loan discussed in Note 2, as to which

the date is February 27, 2002)

FREEPORT-McMoRan COPPER & GOLD INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2002	2001	2000
	(In Thousands, Except Per Share Amounts)
Revenues	$1,910,462	$1,838,866	$1,868,610
Cost of sales:
Production and delivery	938,462	943,439	1,012,962
Depreciation and amortization	260,446	283,889	283,556
Total cost of sales	1,198,908	1,227,328	1,296,518
Exploration expenses	3,112	9,190	8,849
General and administrative expenses	68,305	59,422	70,950
Total costs and expenses	1,270,325	1,295,940	1,376,317
Operating income	640,137	542,926	492,293
Equity in PT Smelting losses	(4,181)	(5,137)	(13,593)
Interest expense, net	(171,209)	(173,595)	(205,346)
Other expense, net	(15,085)	(5,418)	(114)
Income before income taxes and minority interests	449,662	358,776	273,240
Provision for income taxes	(245,518)	(202,979)	(159,573)
Minority interests in net income of consolidated subsidiaries	(36,441)	(42,772)	(36,680)
Net income before cumulative effect of accounting change	167,703	113,025	76,987
Cumulative effect of accounting change, net	(3,049)	-	-
Net income	164,654	113,025	76,987
Preferred dividends	(37,604)	(36,529)	(37,487)
Net income applicable to common stock	$127,050	$76,496	$39,500

Net income per share of common stock:
Basic:
Before accounting change	$.90	$.53	$.26
Cumulative effect of accounting change	(.02)	-	-
Net income per share of common stock	$.88	$.53	$.26
Diluted:
Before accounting change	$.89	$.53	$.26
Cumulative effect of accounting change	(.02)	-	-
Net income per share of common stock	$.87	$.53	$.26
Average common shares outstanding:
Basic	144,649	143,952	153,997
Diluted	146,418	144,938	154,519

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.

CONSOLDIATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
	(In Thousands)
Cash flow from operating activities:
Net income	$164,654	$113,025	$76,987
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	260,446	283,889	283,556
Cumulative effect of accounting change	3,049	-	-
Deferred income taxes	51,476	67,086	49,154
Equity in PT Smelting losses	4,181	5,137	13,593
Minority interests' share of net income	36,441	42,772	36,680
Change in deferred mining costs	(30,645)	(29,444)	28
Amortization of deferred financing costs	12,029	5,371	3,688
Currency translation loss (gain)	11,892	(2,395)	(4,389)
Elimination (recognition) of profit on PT Freeport Indonesia sales to PT Smelting	8,393	(6,177)	2,040
Provision for inventory obsolescence	6,000	6,000	6,000
Other	2,935	1,224	7,473
Decreases (increases) in working capital:
Accounts receivable	(70,389)	31,750	17,955
Inventories	(23,793)	20,844	(39,624)
Prepaid expenses and other	671	8,355	5,407
Accounts payable and accrued liabilities	(33)	(5,289)	57,830
Rio Tinto share of joint venture cash flows	9,894	(37,743)	34,342
Accrued income taxes	65,531	4,578	(34,700)
Decrease (increase) in working capital	(18,119)	22,495	41,210
Net cash provided by operating activities	512,732	508,983	516,020

Cash flow from investing activities:
PT Freeport Indonesia capital expenditures	(182,896)	(156,373)	(156,199)
Atlantic Copper capital expenditures	(5,108)	(10,599)	(14,760)
Sale of restricted investments to fund interest costs	47,938	-	-
Increase in Atlantic Copper restricted cash	(11,000)	-	-
Purchase of restricted investments	-	(139,762)	-
Investment in PT Smelting	-	-	(5,717)
Other	2,773	5,930	(4,538)
Net cash used in investing activities	(148,293)	(300,804)	(181,214)

Cash flow from financing activities:
Proceeds from sale of convertible senior notes	-	582,619	-
Proceeds from other debt	295,498	112,953	354,634
Repayments of debt	(617,123)	(821,218)	(372,681)
Partial redemption of preferred stock	(11,671)	(10,386)	(11,893)
Cash dividends paid:
Preferred stock	(37,294)	(36,612)	(37,713)
Minority interests	-	(6,786)	(51,923)
Proceeds from exercised stock options	7,777	597	326
Purchases of FCX common shares	-	(3,436)	(199,945)
Bank credit facilities fees and other	(1,377)	(20,743)	(1,962)
Loans to Nusamba	-	(5,548)	(12,379)
Net cash used in financing activities	(364,190)	(208,560)	(333,536)
Net increase (decrease) in cash and cash equivalents	249	(381)	1,270
Cash and cash equivalents at beginning of year	7,587	7,968	6,698
Cash and cash equivalents at end of year	$7,836	$7,587	$7,968

Interest paid	$173,728	$160,128	$211,352
Income taxes paid	$128,320	$139,448	$136,984

The accompanying Notes to Consolidated Financial Statements, which include information in Notes 1, 2, 5, 6 and 11 regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
	(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$7,836	$7,587
Restricted investments	49,809	49,809
Accounts receivable:
Customers	175,497	103,235
Other	15,012	15,376
Inventories:
Product	139,871	132,821
Materials and supplies	247,376	236,367
Prepaid expenses and other	2,579	3,075
Total current assets	637,980	548,270
Property, plant, equipment and development costs, net	3,320,561	3,409,687
Deferred mining costs	78,235	47,590
Restricted investments and cash	58,137	92,079
Investment in PT Smelting	44,619	57,194
Other assets	52,661	57,109
Total assets	$4,192,193	$4,211,929

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$262,310	$307,526
Current portion of long-term debt and short-term borrowings	77,112	205,420
Accrued income taxes	81,319	17,019
Rio Tinto share of joint venture cash flows	51,297	33,646
Unearned customer receipts	36,754	33,422
Accrued interest payable	29,081	31,394
Total current liabilities	537,873	628,427
Long-term debt, less current portion	1,961,278	2,133,180
Accrued postretirement benefits and other liabilities	140,016	119,404
Deferred income taxes	706,510	671,015
Minority interest	129,687	92,955
Redeemable preferred stock	450,003	462,504
Stockholders' equity:
Step-up convertible preferred stock	349,990	349,990
Class A common stock, par value $0.10, 97,146,428 shares issued	-	9,715
Class B common stock, par value $0.10, 220,082,757 shares and 121,744,654 shares issued, respectively	22,008	12,174
Capital in excess of par value of common stock	687,828	660,329
Retained earnings	534,447	407,397
Accumulated other comprehensive income (loss)	10,963	(1,184)
Common stock held in treasury – 75,172,774 shares and 74,915,457 shares, at cost, respectively	(1,338,410)	(1,333,977)
Total stockholders’ equity	266,826	104,444
Total liabilities and stockholders’ equity	$4,192,193	$4,211,929

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31,
	2002	2001	2000
	(In Thousands)
Step-up convertible preferred stock:
Representing 13,999,600 shares	$349,990	$349,990	$349,990

Class A common stock:
Balance at beginning of year representing 97,146,428 shares in 2002 and 97,071,944 shares in 2001 and 2000	9,715	9,707	9,707
Issued restricted stock representing 140,665 shares in 2002 and 74,484 shares in 2001	14	8	-
Conversion to Class B common stock	(9,729)	-	-
Balance at end of year representing 97,146,428 shares in 2001 and 97,071,944 shares in 2000	-	9,715	9,707

Class B common stock:
Balance at beginning of year representing 121,744,654 shares in 2002, 121,687,529 shares in 2001 and 121,540,842 shares in 2000	12,174	12,169	12,154
Class A common stock conversion	9,729	-	-
Exercised stock options representing 1,051,010 shares in 2002, 57,125 shares in 2001 and 146,687 shares in 2000	105	5	15
Balance at end of year representing 220,082,757 shares in 2002, 121,744,654 shares in 2001 and 121,687,529 shares in 2000	22,008	12,174	12,169

Capital in excess of par value of common stock:
Balance at beginning of year	660,329	657,239	652,100
Exercised stock options and other stock option amounts	14,220	899	2,199
Restricted stock grants	1,250	2,191	2,940
Tax benefit for stock option exercises	12,029	-	-
Balance at end of year	687,828	660,329	657,239

Retained earnings:
Balance at beginning of year	407,397	330,901	291,401
Net income	164,654	113,025	76,987
Dividends on preferred stock	(37,604)	(36,529)	(37,487)
Balance at end of year	534,447	407,397	330,901

Accumulated other comprehensive income (loss):
Balance at beginning of year	(1,184)	10,244	10,244
Other comprehensive income (loss), net of taxes:
Cumulative effect of change in accounting for derivatives	-	(982)	-
Change in unrealized derivatives’ fair value	13,615	(14,920)	-
Reclass to earnings of net realized derivatives (gains) losses	(1,468)	4,474	-
Balance at end of year	10,963	(1,184)	10,244

Common stock held in treasury:
Balance at beginning of year representing 74,915,457 shares in 2002, 74,718,076 shares in 2001 and 55,115,819 shares in 2000	(1,333,977)	(1,332,319)	(1,128,716)
Shares purchased representing 194,000 shares in 2001 and 19,493,300 shares in 2000	-	(1,620)	(201,761)
Tender of 257,317 shares in 2002, 3,381 shares in 2001 and 108,957 shares in 2000 to FCX	(4,433)	(38)	(1,842)
Balance at end of year representing 75,172,774 shares in 2002, 74,915,457 shares in 2001 and 74,718,076 shares in 2000	(1,338,410)	(1,333,977)	(1,332,319)
Total stockholders’ equity	$266,826	$104,444	$37,931

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions.  FCX consolidates its 90.6 percent owned subsidiary PT Freeport Indonesia, including certain joint ventures involving PT Freeport Indonesia (Note 5), as well as its wholly owned subsidiaries, primarily Atlantic Copper, S.A. and PT Irja Eastern Minerals.  FCX’s unincorporated joint ventures with Rio Tinto plc are reflected using the proportionate consolidation method (Note 2).  PT Freeport Indonesia’s 25 percent ownership interest and related investment in PT Smelting is accounted for under the equity method (Note 9).  All significant intercompany transactions have been eliminated.  Certain prior year amounts have been reclassified to conform to the 2002 presentation.

Use of Estimates.  The preparation of FCX’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  The more significant areas requiring the use of management estimates include useful asset lives for depreciation and amortization, the estimated average ratio of overburden to ore over the life of the open-pit mine, allowances for obsolete inventory, reclamation and environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances, future cash flow associated with assets and proven and probable reserves.  Actual results could differ from those estimates.

Cash Equivalents, Restricted I nvestments and Cash.  Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.  Restricted investments include U.S. government securities, plus accrued interest thereon, totaling $96.9 million at December 31, 2002, and $141.9 million at December 31, 2001, pledged as security for scheduled interest payments through July 31, 2004, on FCX’s outstanding 8¼% Convertible Senior Notes (see Note 5).  Restricted cash held in escrow as security on certain Atlantic Copper debt totaled $11.0 million at December 31, 2002 (see Note 5).

Accounts Receivable.  Customer accounts receivable include amounts due from PT Smelting totaling $51.2 million at December 31, 2002, and $17.4 million at December 31, 2001.  Other accounts receivable include  value-added taxes totaling $ 1.7 million at December 31, 2002, and $ 2.1 million at December 31, 2001.

Inventories.  Inventories of materials and supplies, as well as salable products are stated at the lower of cost or market.  PT Freeport Indonesia uses the average cost method for all inventories and Atlantic Copper uses the first-in, first-out (FIFO) cost method for its sales of finished copper products (see Note 3).

Property, Plant , Equipment and Development Costs ..  Property, plant , equipment  and development costs are carried at cost.  Mineral exploration costs are expensed as incurred, except in the year when proven and probable reserves have been established for a given property, in which case all exploration costs for that property incurred since the beginning of that year are capitalized.  Refer to Note 13 for the definition of proven and probable reserves. No exploration costs were capitalized during the years presented.  Development costs are capitalized beginning after proven and probable reserves have been established. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.  Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (turnarounds) are expensed as incurred.  Depreciation for mining and milling life-of-mine assets is determined using the unit-of-production method based on estimated recoverable proven and probable copper reserves.  Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

For 2001, PT Freeport Indonesia changed the estimated depreciable lives of certain of its assets, primarily its power generation assets, which decreased depreciation expense for 2001 by $25.6 million, $12.5 million to net income ($0.09 per share), and had increased estimates of future development costs related to its undeveloped ore bodies, which increased depreciation expense for 2001 by $39.8 million, $19.4 million to net income ($0.13 per share).  These changes resulted from a review of recent operating history and current maintenance practices, and from PT Freeport Indonesia’s updated comprehensive mine development plan.

Accounting Change – Depreciation and Amortization.  Effective January 1, 2002, FCX changed its methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.  Prior to January 1, 2002, PT Freeport Indonesia depreciated mining and milling life-of-mine assets on a composite basis.  Total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated using the unit-of-production method based on total developed and undeveloped proven and probable copper reserves. Estimated future development costs, which are significant, are necessary to develop PT Freeport Indonesia’s undeveloped ore bodies and are expected to be incurred over the next 20 to 25 years.

After considering the inherent uncertainties and subjectivity relating to the long time frame over which these estimated costs would be incurred, and after consultation with the accounting staff of the Securities and Exchange Commission, management revise d its depreciation methodology prospectively.  Effective January 1, 2002, depreciation for the mining and milling life-of-mine assets excludes consideration of future development costs.  Instead, under the new methodology, PT Freeport Indonesia depreciates only the historical capitalized costs of individual producing mines over the related proven and probable copper reserves.  Infrastructure and other common costs will continue to be depreciated over total proven and probable copper reserves.  The effect of this change in 2002 was to increase net income by approximately $13 million, $0.09 per share.  The cumulative effect of this change through December 31, 2001, was to reduce 2002 net income by $3.0 million (after reduction by $2.7 million for taxes and minority interests), $0.02 per share.  Shown below are FCX’s actual reported results and pro forma amounts that would have been reported on the income statements had FCX’s income statements been adjusted for the retroactive application of this change in depreciation methodology (in thousands, except per share amounts):

	Years Ended December 31,
	2002	2001	2000
Actual reported results:
Net income applicable to common stock	$127,050	$76,496	$39,500
Basic net income per share of common stock	.88	.53	.26
Diluted net income per share of common stock	.87	.53	.26

Pro Forma amounts assuming retroactive application of the revised depreciation method:
Net income applicable to common stock	$130,099	$105,243	$42,736
Basic net income per share of common stock	.90	.73	.28
Diluted net income per share of common stock	.89	.73	.28

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

Mining Costs.  Mining costs are charged to operations as incurred.  However, because of the configuration and location of the Grasberg ore body and the location and extent of the related surrounding overburden , the ratio of overburden to ore is much higher in the initial mining of the pit than in later years.  As a result, surface mining costs associated with overburden removal at PT Freeport Indonesia’s Grasberg open-pit mine that are estimated to relate to future production are initially deferred and subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden to ore over the life of the Grasberg open - pit mine.  PT Freeport Indonesia evaluates the recoverability of these deferred mining costs in conjunction with its evaluation of the recoverability of its mining assets as described in FCX’s “Asset Impairment” accounting policy.  The Grasberg mine is currently FCX’s only producing open - pit mine.

PT Freeport Indonesia’s geologists and engineers reassess the overburden to ore ratio and the remaining life of its open-pit mine at least annually, and any changes in estimates are reflected prospectively beginning in the quarter of change.  PT Freeport Indonesia changed its estimated average ratio of overburden to ore over the life of the mine in its deferred mining costs calculation to 1.9 to 1 in the fourth quarter of 2002, which decreased 2002 net income by $1.1 million ($0.01 per share).  If the life-of-mine overburden-to-ore ratio was 1.9 to 1 as it was for the fourth quarter of 2002 instead of the 1.8 to 1 ratio used through September 30, 2002, the deferral of mining costs for 2002 would have been an estimated $6.9 million lower and net income would have been $3.5 million lower.  PT Freeport Indonesia changed its ratio to 1.8 to 1 in the fourth quarter of 2001, which decreased 2001 net income by $1.5 million ($0.01 per share), and to 1.6 to 1 in the fourth quarter of 2000.  The fourth-quarter 2000 change in the average ratio was from a previous ratio of 2.4 to 1 and reflects PT Freeport Indonesia’s finalization of its overall open-pit mine plan after reviewing various alternative pit designs during its previous mining and milling expansions.  The fourth-quarter 2000 impact of the change was a $9.9 million deferral of mining costs.

Income Taxes.  FCX accounts for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”  Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 8) ..

Reclamation and Closure Costs.  In June 2001, the Financial Accounting Standards Board issued SFAS 143, “Accounting for Asset Retirement Obligations,” which requires recording the fair value of an asset retirement obligation associated with tangible long-lived assets in the period incurred.  Retirement obligations associated with long-lived assets included within the scope of SFAS 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction under the doctrine of promissory estoppel.  FCX will record the fair value of these obligations on January 1, 2003 ,  and will record the related additional assets.  The net difference between FCX’s previously recorded reclamation and closure cost liability and the amounts estimated under SFAS 143, after taxes and minority interest, is expected to total a gain of approximately $ 9 million which will be recognized as a cumulative effect of a change in accounting principle.  See Note 10 for further discussion about FCX’s asset retirement obligations.

Prior to adoption of SFAS 143, estimated future reclamation and mine closure costs for PT Freeport Indonesia’s current mining operations in Indonesia were accrued and charged to income over the estimated life of the mine by the unit-of-production method based on estimated recoverable proven and probable copper reserves.  Estimated future closure costs for Atlantic Copper’s and PT Smelting’s operations were not considered material and no accruals were made.  Expenditures resulting from the remediation of conditions caused by past operations are charged to expense.

Derivative Instruments.  At times FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures.  FCX accounts for derivatives pursuant to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as subsequently amended, established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.  The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.  See Note 11 for a summary of FCX’s outstanding derivative instruments at December 31, 2002, and a discussion of FCX’s risk management strategies for those designated as hedges.

Upon adoption of SFAS 133 on January 1, 2001, FCX recorded immaterial cumulative gain adjustments totaling $0.8 million to other income and net income to adjust the recorded values of PT Freeport Indonesia’s and Atlantic Copper’s foreign currency forward contracts to fair value and $0.8 million to revenues ($0.4 million to net income) to adjust the embedded derivatives in PT Freeport Indonesia’s provisionally priced copper sales to fair value, as calculated under SFAS 133.  In addition, FCX recorded a cumulative effect net loss adjustment to other comprehensive income totaling $1.0 million for the fair value of Atlantic Copper’s interest rate swaps on January 1, 2001.  FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values.  Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value.  As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues (see Note 6). FCX expects to restructure certain of its redeemable preferred stock prior to its mandatory redemption date in August 2003, which likely will require FCX to change its accounting for these instruments to bifurcate the embedded derivatives and reflect changes in the derivatives’ fair values in current period earnings.

Revenue Recognition.  PT Freeport Indonesia’s sales of copper concentrates, which also contain significant amounts of gold, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel’s rail at PT Freeport Indonesia’s port facility.

Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract.   Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of commodity contracts, including the impact of redemptions of FCX’s redeemable preferred stock indexed to commodities (see Notes 6 and 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, our revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals.  These allowances are a negotiated term of our contracts and vary by customer.  Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper.

PT Freeport Indonesia ’s concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME).  Final settlement on the copper portion is generally based on the average LME price for a specified future period generally three months after the month of arrival at the customer’s facility.  Final delivery to customers in Asia generally takes up to 18 days and to customers in Europe generally takes up to 60 days.

Under SFAS 133, PT Freeport Indonesia ’s sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract.  The host contract is the sale of the metals contained in the concentrates at the current spot LME price.  The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period.  At December 31, 2002, FCX had consolidated embedded copper derivatives on 180.3 million pounds recorded at an average price of $0.70 per pound.  Nearly all of these derivatives are expected to be finally priced during the first quarter of 2003.  A one-cent movement in the average price used for these derivatives would have an approximate $0.9 million impact on FCX’s 2003 net income.  Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment.  At December 31, 2002, FCX had consolidated embedded gold derivatives on 80,200 ounces recorded at an average price of $342.75 per ounce.  For 2002, 2001 and 2000, the maximum net price adjustment to revenues after initial recognition was 4 percent for copper revenues and 1 percent for gold revenues ..

PT Freeport Indonesia pays royalties under a Contract of Work (see Note 10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound.  The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted.  In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia voluntary additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua (formerly Irian Jaya).  The additional royalties are paid on metal from production from PT Freeport Indonesia’s milling facilities above 200,000 metric tons of ore per day.  The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates.  Therefore, PT Freeport Indonesia’s royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates.  The combined royalties, including the voluntary additional royalties, which became effective January 1, 1999, totaled $24.5 million in 2002, $24.3 million in 2001 and $20.2 million in 2000.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper’s euro-denominated and PT Freeport Indonesia’s rupiah-denominated monetary assets and liabilities are included in net income.  Atlantic Copper’s euro-denominated net monetary liabilities totaled $78.3 million at December 31, 2002, based on an exchange rate of $1.05 per euro.  Excluding hedging amounts, net Atlantic Copper foreign currency transaction gains (losses) totaled $(11.9) million in 2002, $2.4 million in 2001 and $4.4 million in 2000. PT Freeport Indonesia’s rupiah-denominated net monetary liabilities totaled $6.9 million at December 31, 2002, based on an exchange rate of 8,940 rupiahs to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia foreign currency transaction losses totaled $3.5 million in 2002, $1.2 million in 2001 and $0.2 million in 2000.

Comprehensive Income.  FCX follows SFAS 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX had no items of other comprehensive income in 2000. FCX’s comprehensive income for 2002 and 2001 follows (in thousands) :

	2002	2001
Net income	$164,654	$113,025
Other comprehensive income (loss):
Cumulative effect of change in accounting for derivatives, no tax effect	-	(982)
Change in unrealized derivatives’ fair value:
Rupiah/Australian dollar currency contracts	7,15 8	3,104
Tax and minority interest effect	(3,480)	(1,488)
Euro currency contracts, no tax effect	12,848	(13,162)
Interest rate swap contracts, no tax effect	(2,911)	(3,374)
Reclass to earnings:
Rupiah/Australian dollar currency contracts	(11,003)	741
Tax and minority interest effect	5,348	(379)
Euro currency contracts, no tax effect	1,168	3,015
Interest rate swap contracts, no tax effect	3,019	1,097
Total comprehensive income	$176,80 1	$101,597

Effective January 1996, Atlantic Copper changed its functional currency from the peseta (the Spanish currency at the time) to the U.S. dollar.  This change resulted from significant changes in Atlantic Copper’s operations related to a large expansion of its smelting and refining operations financed with U.S. dollar borrowings and the sale of its mining operations that incurred significant peseta operating costs.  Accumulated Other Comprehensive Income reported in the Statements of Stockholders’ Equity before 2001 consisted solely of the cumulative foreign currency translation adjustment at Atlantic Copper prior to changing its functional currency, for which there is no tax effect.  In accordance with SFAS 52, the currency translation adjustment recorded up through the date of the change in functional currency will only be adjusted in the event of a full or partial disposition of FCX’s investment in Atlantic Copper.

Earnings Per Share.  Basic net income per share of common stock was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year.  The following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating diluted net income per share (in thousands, except per share amounts):

	2002	2001	2000
Net income before preferred dividends and cumulative effect of accounting change	$167,703	$113,025	$76,987
Preferred dividends	(37,604)	(36,529)	(37,487)
Net income before cumulative effect of accounting change	130,099	76,496	39,500
Cumulative effect of accounting change	(3,049)	-	-
Net income applicable to common stock	$127,050	$76,4 9 6	$39,500

Weighted average common shares outstanding	144,649	143,952	153,997
Add: Dilutive stock options	1,498	678	337
Restricted stock (see Note 7 )	271	308	185
Weighted average common shares outstanding for purposes of calculating diluted net income per share	146,418	144,938	154,519

Diluted net income per share of common stock:
Before accounting change	$0.89	$0.53	$0.26
Cumulative effect of accounting change	(0.02)	-	-
Net income per share of common stock	$0.87	$0.53	$0.26

Outstanding stock options with exercise prices greater than the average market price of the common stock during the year are excluded from the computation of diluted net income per share of common stock. In addition, our convertible preferred stock (see Note 7 ) and our 8 ¼% Convertible Senior Notes (see Note 5) are excluded for all years presented because including the conversion of these instruments would have increased reported diluted net income per share. A recap of the excluded amounts follows (in thousands, except exercise prices):

	2002	2001	2000
Weighted average outstanding options	7,878	11,004	11,450
Weighted average exercise price	$22.73	$21.61	$21.57

Dividends on convertible preferred stock	$24,499	$24,499	$24,499
Weighted average shares issuable upon conversion	11,690	11,690	11,690

Interest on 8 ¼% Convertible Senior Notes, net of taxes	$50,488	$19,903	N/A
Weighted average shares issuable upon conversion	42,220	17,004	N/A

Stock-Based Compensation Plans.  As of December 31, 2002, FCX has three stock-based employee compensation plans and one stock-based director compensation plan, which are more fully described in Note 7.  FCX accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, which require compensation cost for stock-based employee compensation plans to be recognized based on the difference, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock.  The following table illustrates the effect on net income and earnings per share if FCX had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” which requires compensation cost for all stock-based employee compensation plans to be recognized based on the use of a fair value method (in thousands, except per share amounts) :

	2002	2001	2000
Net income applicable to common stock, as reported	$127,050	$76,496	$39,500
Add: Stock-based employee compensation expense included in reported net income for stock appreciation rights and restricted stock, net of taxes and minority interests	777	494	184
Deduct: Total stock-based employee compensation expense determined under fair value - based method for all awards, net of taxes and minority interests	(8,833)	(6,528)	(7,476)
Pro forma net income applicable to common stock	$118,994	$70,462	$32,208
Earnings per share:
Basic – as reported	$0.88	$0.53	$0.26
Basic – pro forma	$0.82	$0.49	$0.21

Diluted – as reported	$0.87	$0.53	$0.26
Diluted – pro forma	$0.81	$0.49	$0.21

For the pro forma computations, the values of option grants were calculated on the dates of grant using the Black-Scholes option-pricing model.  The weighted average fair value for stock option grants was $7.89 per option in 2002, $6.30 per option in 2001 and $9.44 per option in 2000.  The weighted average assumptions used include a risk-free interest rate of 5.0 percent in 2002, 5.2 percent in 2001 and 6.7 percent in 2000; expected volatility of 47 percent in 2002, 47 percent in 2001 and 44 percent in 2000; no annual dividends; and expected lives of 7 years.  The pro forma effects on net income are not representative of future years because of the potential changes in the factors used in calculating the Black-Scholes valuation and the number and timing of option grants. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied.

NOTE 2.  OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO

Ownership in Subsidiaries.  FCX ’ s direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2002 and 2001.  PT Indocopper Investama, an Indonesian company, owns 9.4 percent of PT Freeport Indonesia.  FCX owned 49 percent of PT Indocopper Investama and acquired the remaining approximate 51 percent ownership in PT Indocopper Investama on February 27, 2002, as discussed below, bringing FCX ’ s total ownership in PT Freeport Indonesia to 90.6 percent.  At December 31, 2002, PT Freeport Indonesia ’s net assets totaled $1.5 billion, including $1.3 billion of retained earnings.  As of December 31, 2002, FCX has various outstanding loans to PT Freeport Indonesia totaling $450.0 million, and PT Freeport Indonesia has an outstanding loan to FCX totaling $81.5 million.

Substantially all of PT Freeport Indonesia ’ s assets are located in Indonesia.  Indonesia ’ s economic recovery remains vulnerable to ongoing political and social tensions.  In July 2001, Indonesia ’ s highest political institution, the People ’ s Consultative Assembly, elected then Vice President Megawati Sukarnoputri as the new President.  The international community, including the United States, expressed support for the newly elected President.  President Megawati and her Cabinet marked their first anniversary in office during the third quarter of 2002 and have committed to continued efforts to restore the country’s economy and investor confidence.  Progress in achieving these goals has been hindered by the global economic slowdown and issues internal to Indonesia.  President Megawati has supported the international community’s efforts to counter terrorism, while addressing political complexities in Indonesia, the world’s largest Muslim country.

On August 31, 2002, three people were killed and 11 others were wounded in an ambush by a group of unidentified assailants, who shot at several vehicles transporting international contract schoolteachers from PT Freeport Indonesia’s school in Tembagapura, their family members, and other contractors to PT Freeport Indonesia on the road near Tembagapura, the mining town where the majority of PT Freeport Indonesia’s personnel reside.  The identity of the assailants remains uncertain.  Indonesian authorities continue to investigate the incident and PT Freeport Indonesia is cooperating fully with the investigation.

On October 12, 2002, a bombing killed approximately 200 people in the Indonesian province of Bali, which is approximately 1,500 miles west of PT Freeport Indonesia’s mining and milling operations.  Indonesian police, working cooperatively with Australian and U.S. investigators, conducted an investigation that has led to the arrest of 15 suspects.  PT Freeport Indonesia’s operations were not interrupted by either the August 31 or October 12 incidents.

In Papua, where Christianity is the predominant religion of the local population, there have been sporadic conflicts between separatists and the Indonesian military.  President Megawati ’s government advanced implementation of special autonomy rules, which provide greater revenues and control to the province, and passed a law to change Irian Jaya’s name to Papua.    Although incidents of violence continue to be reported in Papua,  the local community leaders in PT Freeport Indonesia’s area of operations continue to support peaceful solutions to the complex issue of regional autonomy. Our mining operations have continued to operate normally.

In 1997, PT Nusamba Mineral Industri (Nusamba), an Indonesian company and a subsidiary of PT Nusantara Ampera Bakti, acquired from a third party approximately 51 percent of the capital stock of PT Indocopper Investama.  Nusamba paid $61.6 million in cash and financed $253.4 million of the $315.0 million purchase price with a variable-rate commercial loan from a syndicate of commercial banks, including JPMorgan Chase Bank as agent, which was to mature in March 2002.  FCX guaranteed the Nusamba loan for the purpose of continuing minority Indonesian ownership of PT Freeport Indonesia.  FCX also agreed to lend to Nusamba any amounts required to cover any shortfalls between the interest payments due on the commercial loan and dividends received by Nusamba from PT Indocopper Investama.  Through December 31, 2002, FCX loaned Nusamba $68.9 million to cover such shortfalls and charged to expense $7.3 million of this amount because the loans exceeded Nusamba’s initial cash investment.

In discussions shortly after December 31, 2001, Nusamba informed FCX that it did not expect to be able to repay the bank loan or FCX’s loan at maturity, which would obligate FCX to pay the bank loan.  On February 27, 2002, FCX repaid the bank loan as provided for under the terms of its credit facilities and acquired Nusamba’s ownership in PT Indocopper Investama.  For accounting purposes, the transactions were deemed effective as of December 31, 2001.  As a result of FCX’s payment of the Nusamba bank loan, FCX’s ownership interest in PT Freeport Indonesia increased to 90.6 percent from 85.9 percent, FCX’s ownership interest in Eastern Mineral increased to 100 percent from 95 percent and its balance sheet as of December 31, 2001, includes the following:

•

an additional liability of $253.4 million to reflect the borrowings to fund the repayment of the Nusamba bank loan,

•

a reduction of  “other assets” of $61.6 million to reflect the nonpayment of FCX’s loan to Nusamba for interest shortfalls through June 30, 2001,

•

an increase in deferred income taxes of $4.2 million to reflect tax liabilities relating to FCX’s increased equity ownership in PT Freeport Indonesia,

•

a reduction in minority interests of $52.0 million to reflect FCX’s increased equity ownership in PT Freeport Indonesia, and

•

an increase in property, plant and equipment of $267.3 million to reflect the cost of the acquisition in excess of the book value of the equity ownership in PT Freeport Indonesia FCX acquired.

The pro forma impact had FCX been obligated to perform under the guarantee on January 1, 2001, would have been an approximate $6 million ($0.04 per share) reduction in FCX’s 2001 net income.

FCX’s direct ownership in Eastern Minerals totaled 90 percent at December 31, 2002 and 2001.  PT Indocopper Investama owned the remaining 10 percent of Eastern Minerals, bringing FCX’s total ownership in Eastern Minerals to 100 percent after considering FCX’s acquisition of the remaining 51 percent ownership of PT Indocopper Investama discussed above.

FCX owns 100 percent of the outstanding Atlantic Copper common stock.  At December 31, 2002, Atlantic Copper’s net assets totaled $55.7 million and FCX had no outstanding advances to Atlantic Copper. Atlantic Copper is not expected to pay dividends in the near future.  Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $122.2 million at December 31, 2002.  FCX made cash contributions to Atlantic Copper totaling $25.0 million in 2002, $7.6 million in 2001 and $32.4 million in 2000.  These transactions had no impact on FCX’s consolidated financial statements.

Effective October 1, 2002, FCX acquired the remaining 50 percent ownership of FM Services Company it did not own previously.  FM Services Company provides certain administrative, financial and other services on a cost-reimbursement basis to FCX and provides similar services to two other public companies under management services agreements with fixed fee terms. The costs billed to FCX, which include related overhead, totaled $31.1 million in 2002, $24.3 million in 2001 and $27.6 million in 2000.  Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX.   The amounts FM Services Company billed to the two other public companies totaled $2.6 million during 2002 and long-term receivables from those companies totaled $3.2 million at December 31, 2002.

Joint Ventures With Rio Tinto. Rio Tinto owns 23.9 million shares of FCX common stock (approximately 16.5 percent of the total outstanding common stock of FCX at December 31, 2002).  In addition, FCX and Rio Tinto have established certain joint ventures.  Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Papua.  Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work.  Agreed-upon exploration costs in the joint venture areas are generally shared 60 percent by FCX and 40 percent by Rio Tinto.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia’s Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (a) the incremental revenues from production from the expansion and (b) total revenues from production from Block A, including production from PT Freeport Indonesia’s previously existing reserves.  PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow.

PT Freeport Indonesia completed an expansion of its mining and milling facilities in early 1998. In addition to funding its 40 percent share of all expansion capital, including the fourth concentrator mill expansion, Rio Tinto provided a $450 million nonrecourse loan to PT Freeport Indonesia for PT Freeport Indonesia’s share of the cost of the expansion.  PT Freeport Indonesia and Rio Tinto began sharing incremental cash flow attributable to the expansion effective January 1, 1998, on the basis of 60 percent to PT Freeport Indonesia and 40 percent to Rio Tinto.  PT Freeport Indonesia paid its share of incremental cash flow to Rio Tinto until Rio Tinto received an amount equal to the funds loaned to PT Freeport Indonesia, plus interest based on Rio Tinto’s cost of borrowing.  PT Freeport Indonesia’s share of incremental cash flow through the final payment in May 2000 totaled $502.6 million, of which $61.7 million was paid to Rio Tinto in 2000, $252.3 million in 1999 and $188.6 million in 1998.

NOTE 3.   INVENTORIES

The components of product inventories follow (in thousands):

		December 31,
		2002	2001
PT Freeport Indonesia:	Concentrates – Average Cost	$5,048	$6,562
Atlantic Copper:	Concentrates – FIFO	53,474	63,469
	Work in process – FIFO	74,961	59,929
	Finished goods – FIFO	6,388	2,861
Total product inventories		$139,871	$132,821

 The average cost method was used to determine the cost of essentially all materials and supplies inventory.  Materials and supplies inventory is net of obsolescence reserves totaling $15.8 million at December 31, 2002, and $17. 5 million at December 31, 2001.

NOTE 4.   PROPERTY, PLANT , EQUIPMENT AND DEVELOPMENT COSTS , NET

The components of net property, plant , equipment and development costs follow (in thousands):

	December 31,
	2002	2001
Exploration, development and other	$1,412,079	$1,276,456
Buildings and infrastructure	1,406,909	1,365,817
Machinery and equipment	2,103,055	2,028,837
Mobile equipment	668,296	617,402
Construction in progress	105,263	244,239
Property, plant , equipment and development costs	5,695,602	5,532,751
Accumulated depreciation and amortization	(2,375,041)	(2,123,064)
Property, plant , equipment and development costs , net	$3,320,561	$3,409,687

Exploration, development and other include excess costs related to investments in consolidated subsidiaries.  Excess costs consist of $69.5 million related to FCX’s purchase in December 1992 of 49 percent of the capital stock of PT Indocopper Investama, $34.5 million related to PT Freeport Indonesia’s issuance of its shares to FCX in 1993 and 1994 to settle a convertible loan due to FCX and $268.4 million related to FCX’s acquisition of the remaining approximate 51 percent of the capital stock of PT Indocopper Investama in February 2002 (see Note 2).  These costs are amortized using the unit-of-production method based on estimated recoverable proven and probable copper reserves.  Additionally, excess costs include $20.8 million related to FCX’s acquisition of Atlantic Copper in 1993.  These costs are amortized using the straight-line method based on the estimated life of Atlantic Copper’s smelter assets.

NOTE 5.  LONG-TERM DEBT

	December 31,
	2002	2001
	(In Thousands)
Notes Payable:
FCX and PT Freeport Indonesia credit facilities, average rate 5.5% in 2002 and 6.6% in 2001	$279,000	$222,000
Nusamba loan (Note 2)	-	253,371
Atlantic Copper facility, average rate 4.3% in 2002 and 6.4% in 2001	167,919	182,805
Atlantic Copper working capital revolvers, average rate 2.6% in 2002 and 4.8% in 2001	55,000	40,000
Atlantic Copper deferral loan, average rate 5.0% in 2002 and 6.6% in 2001	30,000	30,000
Equipment loans, average rate 5.9% in 2002 and 7.0% in 2001	88,426	61,194
Other notes payable and short-term borrowings	7,880	37,810
Senior Notes:
8¼% Convertible Senior Notes due 2006	603,750	603,750
7.50% Senior Notes due 2006	200,000	200,000
7.20% Senior Notes due 2026, early repayment expected in 2003	250,000	250,000
Infrastructure asset financings, average rate 9.2% in 2002 and 10.5% in 2001	356,415	457,670
	2,038,390	2,338,600
Less current portion and short-term borrowings	7 7,112	205,420
	$1, 961 ,278	$2,133,180

Notes Payable.   As of December 31, 2002 , FCX and PT Freeport Indonesia had a ggregate commitments under the ir credit facilities total ing $734.0 million.   Subsequent to December 31, 2002, FCX sold notes with a total face value of $1.075 billion for net proceeds of approximately $1.045 billion (see Note 15).  A portion of the proceeds was used to repay all outstanding amounts under the credit facilities.  Under the terms of the credit facilities, following the sale of the notes FCX and PT Freeport Indonesia have remaining a revolving credit facility with $150 million available.  Any amounts borrowed under the $150 million revolving credit facility would be due in January 2005.  FCX and PT Freeport Indonesia intend to terminate this credit facility and replace it with a bank credit facility with less restrictive covenants.

The credit facilit y include s prohibitions on common stock dividends and common stock purchases, limitations on capital expenditures to specified budgets, limitations on investments, limitations on liens and limitations on transactions with affiliates, and require s that certain financial ratios be maintained.  Security for obligations outstanding under the credit facilit y includes over 80 percent of PT Freeport Indonesia’s assets, 50.1 percent of the outstanding stock of PT Freeport Indonesia, the outstanding stock of PT Indocopper Investama owned by FCX, and a pledge of PT Freeport Indonesia’s rights under its Contract of Work.  PT Freeport Indonesia also guarantees FCX’s obligations under the credit facilit y ..

Atlantic Copper has a variable-rate project loan (the Atlantic Copper facility).  As of December 31, 2002, the variable-rate project loan, nonrecourse to FCX, consisted of a $103.0 million term loan being repaid with variable quarterly installments through December 2007 ($5.0 million per quarter in 2003) and a $65.0 million working capital revolver ($64.9 million outstanding at December 31, 2002) that matures December 2007.  The Atlantic Copper facility requires certain hedging arrangements, restricts other borrowings and specifies certain minimum coverage ratios.  Borrowings under the Atlantic Copper facility are secured by 100 percent of Atlantic Copper’s capital stock, its smelter and refinery assets, and certain receivables and inventory.

Atlantic Copper has a variable-rate $55.0 million working capital revolving credit facility ($55.0 million outstanding at December 31, 2002) that is secured by certain shipments of copper concentrate.  Twenty percent of amounts borrowed under the facility are required to be deposited in a restricted cash account.  Restricted cash totaled $11.0 million at December 31, 2002.  This facility matures in March 2004.

Atlantic Copper has $30.0 million outstanding as of December 31, 2002, under a deferral loan with the same security as the Atlantic Copper facility.  Interest is variable and the loan matures January 2008.

FCX and PT Freeport Indonesia have vendor-financed equipment loans secured by certain PT Freeport Indonesia assets.  The FCX loan had a $19.3 million balance at December 31, 2002 , and $21.0 million at December 31, 2001 ..  PT Freeport Indonesia has three equipment loans with this vendor ($48.3 million outstanding at December 31, 2002, and $40.2 million at December 31, 2001) and entered into a capital lease with that vendor in 2002 ($20.8 million outstanding at December 31, 2002).  Interest rates on all of the equipment loans and the lease are variable.  Principal payments on all of the loans and the lease total $4.9 million in 2003, $7.5 million in 2004, $15.8 million in 2005, $30.0 million in 2006, $13.2 million in 2007 and $17.0 million thereafter.

Senior Notes.  In 2001, FCX sold $603.8 million of 8¼% Convertible Senior Notes due January 2006 for net proceeds of $582.6 million.  Interest on the notes is payable semiannually on January 31 and July 31 of each year.  FCX may redeem some or all of the notes at any time after July 31, 2004, at specified redemption prices. A portion of the net proceeds was used to purchase $139.8 million of U.S. government securities ($96.9 million remaining at December 31, 2002), which secure and are being used to pay scheduled interest payments on the notes through July 2004.  The notes are otherwise unsecured.

The 8¼% Convertible Senior Notes are convertible, at the option of the holder , at any time on or prior to maturity into shares of FCX common stock at a conversion price of $14.30 per share, which is equal to a conversion rate of approximately 69.9301 shares of FCX’s common stock per $1,000 principal amount of notes.

The 7.50% and 7.20% Senior Notes are redeemable at the option of FCX at the greater of (a) their principal amount or (b) the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis at the applicable treasury rate plus 30 basis points, together with, in either case, accrued interest to the date of redemption. Each holder of the 7.20% Senior Notes may elect early repayment in November 2003.   Subsequent to December 31, 2002, FCX sold two new issues of senior notes maturing in 2010 and 2011 that provide funding for the repayment of the 7.20% Senior Notes in November 2003 (see Note 15).  As a result, the 7.20% Senior Notes are classified as long-term debt as of December 31, 2002.

Infrastructure Asset Financings.  Through 1997 PT Freeport Indonesia sold assets for $458.2 million to a joint venture that provides electricity for its mining and milling operations, in which it previously had a 30 percent interest, and is purchasing power under infrastructure asset financing arrangements.  The infrastructure asset financing obligations pursuant to the power sales agreement totaled $329.2 million at December 31, 2002, and $359.5 million at December 31, 2001.

In 1995, PT Freeport Indonesia sold certain of its port, marine, logistics and construction equipment assets and facilities for $100.0 million to an unrelated joint venture and sold $48.0 million of its aviation assets to a joint venture, 25 percent owned by PT Freeport Indonesia.  PT Freeport Indonesia is leasing these assets under infrastructure asset financing arrangements.  The obligations under these infrastructure asset financings totaled $6.3 million at December 31, 2002, and $40.0 million at December 31, 2001.

From December 1993 to March 1997, PT Freeport Indonesia sold $270.0 million of infrastructure assets to joint ventures owned one-third by PT Freeport Indonesia and two-thirds by PT AlatieF Nusakarya Corporation (AlatieF), an Indonesian investor.  Funding for the purchases consisted of $90.0 million in equity contributions by the joint venture partners, a $60.0 million bank loan and FCX’s 9¾% Senior Notes, which were repaid in 2001.  PT Freeport Indonesia subsequently sold its one-third interest in the joint ventures to AlatieF in March 1997.  In September 1998, PT Freeport Indonesia reacquired for $30 million an aggregate one-third interest in the joint ventures.  During 2000, PT Freeport Indonesia purchased the remaining interest in the joint ventures for $25.9 million cash and the assumption of $34.1 million of bank debt.  The balance of the original $60.0 million bank loan, which totaled $30.8 million at December 31, 2001, was repaid in 2002.  The balance of the bank debt assumed during 2000 totaled $20.9 million at December 31, 2002, and $27.4 million at December 31, 2001.

Maturities and Capitalized Interest.  Maturities of debt instruments and infrastructure asset financings based on the amounts and terms outstanding at December 31, 2002, totaled $ 7 7.1 million in 2003, $124.0 million in 2004, $360.6 million in 2005, $889.0 million in 2006, $128.4 million in 2007 and $ 459 ..3 million thereafter. Capitalized interest totaled $12.2 million in 2002, $9.4 million in 2001 and $7.2 million in 2000.

NOTE 6.  REDEEMABLE PREFERRED STOCK

FCX has outstanding 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock totaling $232.6 million.  Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounce of gold and is mandatorily redeemable in August 2003 for the cash value of 0.1 ounce of gold.   These depositary shares trade on the New York Stock Exchange (NYSE) under the symbol “FCX PrB.”

FCX has outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million.  Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and is mandatorily redeemable in February 2006 for the cash value of 0.1 ounce of gold.   These depositary shares trade on the NYSE under the symbol “FCX PrC.”

FCX has outstanding 4.8 million depositary shares representing 59,500 shares of its Silver-Denominated Preferred Stock totaling $50.0 million at December 31, 2002, and 74,375 shares totaling $62.5 million at December 31, 2001.  As of December 31, 2002, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.020625 ounce of silver, which will decline by 25 percent after the next scheduled redemption payment.  FCX made four annual mandatory partial redemption payments on the underlying Silver-Denominated Preferred Stock through August 2002.  For each of the partial redemptions, the difference between FCX’s carrying amount of $12.5 million and the actual redemption payments was credited to revenues.  The credits to revenues totaled $0.8 million in 2002, $2.1 million in 2001 and $0.6 million in 2000.  Four annual redemption payments remain and will vary with the price of silver.  These depositary shares trade on the NYSE under the symbol FCX PrD.”

NOTE 7.  STOCKHOLDERS’ EQUITY

Common Stock.  FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock.  In the May 2, 2002 , annual shareholder meeting FCX’s shareholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock.  FCX now has only one class of common stock.  The transaction simplified FCX’s capital structure and enhanced trading liquidity of its common stock.  The conversion also created a new measurement date for FCX’s Class A stock options that were converted to Class B stock options.  Under accounting rules followed by FCX for stock-based compensation, the in-the-money value of these stock options on the new measurement date ($8.8 million) must be charged to earnings over the remaining vesting period of the options, which extends through January 2006. The related charge to general and administrative expenses totaled $1.6 million in 2002.

Preferred Stock.  FCX has outstanding 14.0 million depositary shares representing 700,000 shares of its Step-Up Convertible Preferred Stock.  Each depositary share has a cumulative $1.75 annual cash dividend (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into 0.835 shares of FCX common stock.  FCX may redeem these depositary shares at $25 per share (payable in FCX common stock, cash or a combination of both, at FCX’s option) plus accrued and unpaid dividends.  These depositary shares trade on the NYSE under the symbol “FCX PrA.”

Stock Award Plans.  FCX’s Adjusted Stock Award Plan provided for the issuance of certain stock awards to employees, officers and directors of Freeport-McMoRan Inc. (FTX), the former parent of FCX, in connection with FTX’s distribution of FCX shares to its shareholders in 1995.  Under this plan, FCX made a one-time grant of awards to purchase up to 10.7 million common shares, including stock appreciation rights (SARs), at prices equivalent to the original FTX price at date of grant as adjusted for the proportionate market value of FCX shares at the time of the distribution.  All options granted under this plan expire 10 years from the original FTX date of grant.

FCX’s 1995 Stock Option Plan (the 1995 Plan) provides for the issuance of stock options and other stock-based awards (including SARs) for up to 10 .0 million common shares at no less than market value at the time of grant.  FCX’s 1995 Stock Option Plan for Non-Employee Directors (the Director Plan) authorizes FCX to grant options to purchase up to 2 .0 million shares and to grant up to 1.3 million SARs.  Options and SARs granted under the Director Plan are exercisable in 25 percent annual increments beginning one year from the date of grant.

FCX’s 1999 Stock Incentive Plan (the 1999 Plan) provides for the issuance of stock options, restricted stock and other stock-based awards.  The 1999 Plan allows FCX to grant awards for up to 8 .0 million common shares to eligible participants.  The 1999 Plan also allows FCX senior executives to elect to receive restricted stock in place of all or part of their cash incentive compensation.  Restricted stock grants vest over three years and are valued on the date of grant at 50 percent above the cash incentive compensation they replace.  FCX granted 0.1 million shares of restricted stock in 2002, 0.2 million shares in 2001 and 0.2 million shares in 2000.

Awards granted under all of the plans generally expire 10 years after the date of grant.  Awards for 1.2 million shares under the 1999 Plan, 1.2 million shares under the Director Plan and no shares under the 1995 Plan were available for new grants as of December 31, 2002.  A summary of stock options outstanding, including 0.6 million SARs, follows:

	2002		2001		2000
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	Of	Option	Of	Option	of	Option
	Options	Price	Options	Price	Options	Price
Balance at January 1	15,711,696	$18.55	15,066,702	$19.14	14,060,224	$19.23
Granted	3,706,313	14.30	1,384,228	11.42	1,967,054	17.57
Exercised	(1,051,010)	11.18	(57,125)	10.46	(146,687)	14.78
Expired/Forfeited	(2,422,912)	20.0 0	(682,109)	17.91	(813,889)	17.69
Balance at December 31	15,9 44,087	17.82	15,711,696	18.55	15,066,702	19.14

In 1998, two FCX executive officers were granted stock options under the 1995 Plan to purchase a total of 2.6 million shares of FCX stock at $19.03 per share. The options may be exercised at any time through March 2006 and were granted in return for a five-year cap on their cash incentive compensation.  Summary information of stock options outstanding at December 31, 2002, excluding SARs, follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Of	Remaining	Option	Of	Option
Range of Exercise Prices	Options	Life	Price	Options	Price
$9.09 to $12.66	3,21 3 ,125	7.4 years	$10.34	1,7 40,250	$10.09
$13.78 to $20.34	9,8 51,083	7.6 years	16.73	5,6 37,997	18.2 5
$20.76 to $30.44	757,890	4.2 years	28.43	757,890	28.43
$32.06 to $35.50	1,523,500	3.3 years	35.24	1,523,500	35.24
	15,3 45,598			9,6 59 ,637

NOTE 8.  INCOME TAXES

The components of FCX’s deferred taxes follow (in thousands):

	December 31,
	2002	2001
Deferred tax asset:
Foreign tax credits	$316,575	$286,130
U.S. alternative minimum tax credits	77,095	70,644
Atlantic Copper net operating loss carryforwards	82,814	84,492
Intercompany profit elimination	22,894	11,085
Valuation allowance	(476,484)	(441,266)
Total deferred tax asset	22,894	11,085

Deferred tax liability:
Property, plant , equipment and development costs	(597,537)	(570,486)
Undistributed earnings in PT Freeport Indonesia	(96,640)	(60,700)
Deferred mining cost	(27,382)	(16,657)
Other	(7,845)	(34,257)
Total deferred tax liability	(729,404)	(682,100)
Net deferred tax liability	$(706,510)	$(671,015)

FCX has provided a valuation allowance equal to its tax credit carryforwards ($393.7 million at December 31, 2002, and $356.8 million at December 31, 2001) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future and because the foreign tax credits expire after five years.  Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years.  FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper net operating losses totaling $236.6 million at December 31, 2002, and $241.4 million at December 31, 2001, which expire through the year 2016.

 PT Freeport Indonesia’s Indonesian income tax returns have been audited through 1998.  FCX’s provision for income taxes consists of the following (in thousands):

	2002	2001	2000
Current income taxes:
Indonesian	$186,418	$129,962	$106,587
United States and other	7,62 4	5,931	3,832
	194,04 2	135,893	110,419
Deferred Indonesian taxes	49,12 4	67,086	49,154
	$243,166	$202,979	$159,573

Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

	2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes computed at the contractual Indonesian tax rate	$155,369	35%	$125,572	35%	$95,634	35%
Indonesian withholding tax on:
Earnings/dividends	34,616	8	25,652	7	18,095	6
Interest	1,551	-	1,899	1	2,776	1
Increase (decrease) attributable to:
Intercompany interest expense	(8,496)	(2)	(6,153)	(2)	(7,168)	(3)
Parent company costs	43,361	1 0	32,083	9	28,981	11
U.S. alternative minimum tax	8,200	2	5,800	2	4,600	2
Atlantic Copper net loss	12,093	3	15,075	4	10,467	4
Other, net	(3,528)	(1)	3,051	1	6,188	2
Provision for income taxes	$243,166	55%	$202,979	57%	$159,573	58%

NOTE 9.   INVESTMENT IN PT SMELTING AND EMPLOYEE BENEFITS

PT Smelting.  PT Smelting, an Indonesian company, operates a smelter/refinery in Gresik, Indonesia, with a stated production capacity of 200,000 metric tons of copper metal per year.  PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia provides nearly all of PT Smelting’s copper concentrate requirements.  For the first 15 years of PT Smelting’s commercial operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia supplies will not fall below a specified minimum rate, currently $0.23 per pound, which has been the rate since the commencement of operations in 1998 and is the expected rate for 2003. The rate is scheduled to decline to a floor of $0.21 per pound in early 2004.   PT Freeport Indonesia has also agreed to assign its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations.  PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $314.1 million at December 31, 2002, and $352.1 million at December 31, 2001.

Pension Plans.   During 2000, FCX and FM Services Company decided to terminate their defined benefit pension plan s covering substantially all U.S. and certain overseas expatriate employees and replace th ese plan s, which have substantially the same provisions, with defined contribution plan s , as further discussed below.  All participants’ account balances in the defined benefit plans were fully vested on June 30, 2000, and interest credits continue to accrue under the plans until the assets are finally liquidated.  The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation.  The plans’ investment portfolio s w ere liquidated and invested in primarily short duration fixed-income securities in the fourth quarter of 2000 to reduce exposure to market volatility.

PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiahs covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 8,940 rupiahs to one U.S. dollar on December 31, 2002, and 10,160 rupiahs to one U.S. dollar on December 31, 2001.   Labor laws enacted in 2001 in Indonesia require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee’s years of service.  PT Freeport Indonesia’s pension benefit disclosures for 2001, as shown below, include the impact of this law as a component of unrecognized prior service cost being amortized over an approximate 11 - year period.

Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees.  Amended Spanish legislation required that Atlantic Copper begin funding its contractual obligation to the retired employees through a third party in November 2002.  In August 2002, Atlantic Copper complied with the amended Spanish legislation by agreeing to fund 7 .2 million euros annually for the next 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees ..  The initial payment was made in August 2002.  Atlantic is amortizing the unrecognized net actuarial loss over the remaining 14-year funding period.  The scheduled annual payments of 7 .2 million euros are not significantly more than the payments Atlantic Copper has made directly to these retired employees over the last several years.

 Information on the FCX (including FM Services Company since FCX acquired the remaining 50 percent ownership in FM Services Company on October 1, 2002 ), PT Freeport Indonesia and Atlantic Copper plans follows (dollars in thousands):

	FCX (U.S. and expatriate employees)		PT Freeport Indonesia (Indonesian employees)		Atlantic Copper (Spanish employees)
	2002	2001	2002	2001	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$(17,136)	$(17,718)	$(18,534)	$(12,720)	$(69,500)	$(73,100)
A cquisition of FM Services Company obligation	(13,204)	-	-	-	-	-
Service cost	-	-	(2,041)	(1,072)	-	-
Interest cost	(887)	(756)	(2,166)	(1,237)	(4,266)	(4,152)
Plan amendment	-	616	-	(2,590)	-	-
Actuarial gains (losses)	-	-	(1,345)	(2,563)	1,600	(546)
Foreign exchange gain (loss)	-	-	(2,692)	1,154	(8,574)	2,559
Benefits paid	1,504	722	1,225	494	6,008	5,739
Benefit obligation at end of year	(29,723)	(17,136)	(25,553)	(18,534)	(74,732)	(69,500)

Change in plan assets:
Fair value of plan assets at beginning of year	12,746		10,189		9,256	7,279	-	-
Addition of FM Services Company assets	12,7 52		-		-	-	-	-
Actual return on plan assets	6 39		279		1,591	1,194	-	-
Employer contributions	-		3,000		2,643	1,957	12,079	5,739
Foreign exchange gain (loss)	-		-		1,596	(680)	-	-
Benefits paid	(1,504)		(722)		(1,225)	(494)	(6,008)	(5,739)
Fair value of plan assets at end of year	24,633		12,746		13,861	9,256	6,071	-

Funded status	(5,090)		(4,390)		(11,692)	(9,278)	(68,661)	(69,500)
Unrecognized net actuarial loss	-		-		5,467	4,089	9,882	12,267
Unrecognized prior service cost	-		-		4,149	4,120	-	-
Minimum liability adjustment	-		-		-	(741)	-	-
Accrued benefit cost	$(5,090)		$(4,390)		$(2,076)	$(1,810)	$(58,779)	$(57,233)

Weighted-average assumptions (percent):
Discount rate	N/A	[a]	N/A	[a]	11.00	11.00	6.39	6.00
Expected return on plan assets	N/A	[a]	N/A	[a]	12.00	12.00	-	-
Rate of compensation increase	N/A	[a]	N/A	[a]	9.00	9.00	-	-

a.

As discussed above, FCX and FM Services Company have elected to terminate their defined benefit pension plans and ceased accruing benefits on June 30, 2000.

The components of net periodic benefit cost for FCX’s and , since October 1, 2002,  FM Services Company’s pension plans follow (in thousands):

	2002	2001	2000
Service cost	$-	$-	$301
Interest cost	887	756	896
Curtailment loss	-	-	1,000
Expected return on plan assets	(639)	(279)	(884)
Amortization of prior service cost	-	-	(633)
Amortization of net actuarial gain	-	-	(109)
Amortization of transition asset	-	-	(29)
Net periodic benefit cost	$248	$477	$542

The components of net periodic benefit cost for PT Freeport Indonesia’s and Atlantic Copper’s pension plans follow (in thousands):

	PT Freeport Indonesia			Atlantic Copper
	2002	2001	2000	2002	2001	2000
Service cost	$2,041	$1,072	$1,056	$-	$-	$-
Interest cost	2,166	1,237	1,070	4,266	4,152	4,209
Expected return on plan assets	(1,217)	(887)	(810)	-	-	-
Amortization of prior service cost	514	237	291	-	-	-
Amortization of net actuarial loss	242	63	-	785	780	2,6 7 4
Net periodic benefit cost	$3,746	$1,722	$1,607	$5,051	$4,932	$6,883

Other Benefits.  FCX and FM Services Company also provide certain health care and life insurance benefits for retired employees.  FCX and FM Services Company have the right to modify or terminate these benefits. The initial health care cost trend rate used for the other benefits was 11 percent for 2003, decreasing ratably each year until reaching 5 percent in 200 9.  A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost.  Information on the employee health care and life insurance benefits FCX and , since October 1, 2002,  FM Services Company provide follows (in thousands):

	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$(1,754)	$(842)
A cquisition of FM Services Company obligation	(3,134)	-
Service cost	(57)	(71)
Interest cost	(15 2)	(105)
Actuarial gains (losses)	22	(821)
Participant contributions	(90)	(40)
Benefits paid	353	125
Benefit obligation at end of year	(4,812)	(1,754)

Change in plan assets:
Fair value of plan assets at beginning of year	-	-
Employer /participant contributions	353	125
Benefits paid	(353)	(125)
Fair value of plan assets at end of year	-	-

Funded status	(4,812)	(1,754)
Unrecognized net actuarial loss (gain)	179	(361)
Unrecognized prior service cost	(631)	(249)
Accrued benefit cost	$(5,264)	$(2,364)

Discount rate assumption (percent)	6.75	7.25

The components of net periodic benefit cost for FCX’s and , since October 1, 2002, FM Services Company’s health care and life insurance benefits follow (in thousands):

	2002	2001	2000
Service cost	$57	$71	$15
Interest cost	15 2	105	30
Amortization of prior service cost	(62)	(42)	(42)
Amortization of net actuarial gain	(3 3)	(56)	(15)
Net periodic benefit cost	$114	$78	$(12)

FCX and FM Services Company have employee savings plans under Section 401(k) of the Internal Revenue Code that generally allow eligible employees to contribute up to 50 percent of their pre-tax compensation, but no more than a specified limit (currently $12,000).  FCX and FM Services Company match 100 percent of the first 5 percent of the employees’ contribution.  As a result of FCX’s and FM Services Company’s decision to terminate their defined benefit pension plans effective July 1, 2000, FCX and FM Services Company fully vested their matching contributions for all active Section 401(k) plan participants on June 30, 2000.  Subsequently, all new plan participants vest 100 percent in FCX’s and FM Services Company’s matching contributions upon three years of service.

During 2000, FCX and FM Services Company also established additional defined contribution plans for substantially all their employees following their decision to terminate their defined benefit pension plans.  Under the se plans, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee’s pay, depending on a combination of each employee’s age and years of service.  The costs charged to operations for FCX’s and , since October 1, 2002, FM Services Company’s employee savings plans and defined contribution plans totaled $1.2 million in 2002, $1.0 million in 2001 and $0.8 million in 2000.  FCX and FM Services Company have other employee benefit plans, certain of which are related to FCX’s performance, which costs are recognized currently in general and administrative expense. Atlantic Copper adopted a defined contribution employee plan in 2001 and recorded charges totaling $0.3 million in 2002 for annual service costs and $7.0 million in 2001 for past service costs related to this plan.

NOTE 10.  COMMITMENTS AND CONTINGENCIES

Environmental, Reclamation and Mine Closure.  FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site.  FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurred aggregate environmental capital expenditures and other environmental costs , including Rio Tinto’s share, totaling $62.6 million in 2002, $78.2 million in 2001 and $106.1 million in 2000.

The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia’s operations will be determined based on applicable laws and regulations and PT Freeport Indonesia’s assessment of appropriate remedial activities in the circumstances, after consultation with government al authorities , affected local residents and other affected parties and cannot currently be projected with precision.  Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed.  Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 30 years. Included in other liabilities at December 31, 2002, PT Freeport Indonesia had $29.2 million accrued on a unit-of-production basis for mine closure and reclamation costs.

Effective January 1, 2003, FCX adopted SFAS 143, “Accounting for Asset Retirement Obligations.”  In 2002, FCX engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia’s asset retirement obligations, and FCX worked with other consultants in estimating Atlantic Copper’s and PT Smelting’s asset retirement obligations.  FCX estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes.  FCX estimated these aggregate undiscounted obligations to be approximately $120 million for PT Freeport Indonesia, $ 17 million for Atlantic Copper and $ 11 million for PT Smelting.  To calculate the fair value of these obligations, FCX applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs in the case of PT Freeport Indonesia’s and PT Smelting’s obligation s to which an estimated inflation rate of 9 percent was applied, and discounted the projected cash flows at FCX’s estimated credit-adjusted, risk-free interest rates which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred.  After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might demand to assume these asset retirement obligations.  The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, FCX estimated the fair value of its total asset retirement obligations to be approximately $ 30 million.    FCX will record the fair value of these obligations and the related additional assets as of January 1, 2003.  The net difference between FCX’s previously recorded reclamation and closure cost liability and the amounts estimated under SFAS 143, after taxes and minority interest, is expected to total a gain of approximately $9 million which will be recognized as a cumulative effect of a change in accounting principle.  As a result of adopting SFAS 143, FCX expects future depreciation and amortization expense to be lower and production costs to be higher, with no significant net impact on earnings for the near term.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($4.1 million balance at December 31, 2002) designed to accumulate at least $100 million (including interest) by the end of its Indonesian mining activities.  PT Freeport Indonesia plans to use this fund, including accrued interest, to pay the above-mentioned mine closure and reclamation costs.  Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources.  F uture changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

Contract of Work.  FCX is entitled to mine in Indonesia under the “Contract of Work” between PT Freeport Indonesia and the Government of Indonesia.  The original Contract of Work was entered into in 1967 and was superceded by a new Contract of Work in 1991.  The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which cannot be withheld or delayed unreasonably.  Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia’s 30 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 well before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

Social and Economic Development Programs.  FCX has a comprehensive social, employment and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates.  In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development, which was previously called the Freeport Fund for Irian Jaya Development, through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area.  PT Freeport Indonesia has committed to provide one percent of its annual revenue for ten years beginning in mid-1996 for the development of the local people through the Freeport Partnership Fund for Community Development.   PT Freeport Indonesia charged $15.2 million in 2002, $14.1 million in 2001 and $14.1 million in 2000 to production costs for this commitment.

Long-Term Contracts and Operating Leases.  Atlantic Copper has firm contractual commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 251 ,000 metric tons in 2003 and 38,700 metric tons in 2004 at market prices.

As of December 31, 2002, FCX’s aggregate minimum annual contractual payments, including Rio Tinto’s share, under noncancelable long-term operating leases which extend to 2030 totaled $5.5 million in 2003, $6.0 million in 2004, $5.6 million in 2005, $4.9 million in 2006, $1.7 million in 2007 and $1.4 million thereafter.  Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.5 million due under noncancelable subleases.  Total aggregate rental expense under operating leases amounted to $2.4 million in 2002, $1.2 million in 2001 and $1.2 million in 2000.

Share Purchase Program.  In June 2000, FCX’s Board of Directors authorized a 20-million-share increase in FCX’s open market share purchase program, bringing the total shares approved for purchase under this program to 80 million.  From inception of this program in July 1995 through December 31, 2002, FCX has purchased a total of 70.7 million shares for $1.24 billion (an average of $17.53 per share) and 9.3 million shares remained available under the program.  FCX’s credit facilities prohibit common stock purchases and no purchases have occurred since the first quarter of 2001(see Note 5).

NOTE 11.  FINANCIAL INSTRUMENTS

FCX and its subsidiaries have entered into derivative contracts in limited instances to achieve specific objectives.  Currently, these objectives principally relate to managing risks associated with foreign currency, commodity price and interest rate risks with Atlantic Copper’s smelting operations, where certain derivative contracts are required under financing agreements.  In addition, in response to volatility in the Indonesian rupiah and Australian dollar currencies, FCX has sought to manage certain foreign currency risks with PT Freeport Indonesia’s mining operations.  In the past, FCX has also entered into derivative contracts related to PT Freeport Indonesia’s exposure to copper and gold prices, but activities in this regard since 1997 have been limited to establishing fixed prices for open copper sales under PT Freeport Indonesia’s concentrate sales contracts.  FCX does not enter into derivative contracts for speculative purposes.

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and unmatured derivative financial instruments at December 31, 2002 and 2001 (in thousands).  Fair values are based on quoted market prices and other available market information.

	2002		2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Commodity contracts:
Open contracts in asset position	$459	$459	$94	$94
Redeemable preferred stock (Note 6)	(450,003)	(371,537)	(462,504)	(254,219)
Embedded derivatives in c oncentrate sales contracts	(2,225)	(2,225)	1,154	1,154
Foreign exchange contracts:
$U.S./euro	1,387	1,387	(14,832)	(14,832)
$U.S./Indonesian rupiah	-	-	4,754	4,754
Long-term debt (Note 5)	(2,038,390)	(2,265,800)	(2,338,600)	(2,361,077)
Interest rate swap contracts	(3,151)	(3,151)	(3,259)	(3,259)

FCX and its subsidiaries adopted SFAS 133 on January 1, 2001; therefore, amounts reported in 2002 and 2001 earnings for derivative financial instruments are based on different accounting treatment than the amounts reported for 2000.  Prior to 2001, changes in the market value of foreign currency exchange contracts were included in current earnings.  Beginning in 2001, changes in the fair value of unrealized derivative contracts, including foreign currency exchange contracts that qualify as hedges, are not reported in current earnings, but are included in other comprehensive income (see Note 1).  A recap of gains (losses) charged to earnings for redeemable preferred stock redemptions, derivative contracts and embedded derivatives follows (in millions):

	2002	2001	2000
FCX:
Silver-Denominated preferred stock	$0.8	$2.1	$0.6
PT Freeport Indonesia:
Foreign currency exchange contracts	11.0	(0.7)	(5.3)
Forward copper contracts	-	-	1.7
Embedded derivatives in c oncentrate sales contracts	1.0	(36.4)	- [a]
Atlantic Copper:
Foreign currency exchange contracts	(1.2)	(3.0)	(16.4)
Forward copper contracts	0.6	4.7	0.1
Interest rate contracts	(3.2)	(1.1)	0.9

a.

Embedded derivatives in PT Freeport Indonesia’s concentrate sales contracts did not require separate accounting before 2001; instead, revenues were adjusted to reflect changes in commodity market prices on provisionally priced open pounds.

Commodity Contracts.  From time to time, PT Freeport Indonesia has entered into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells.  The primary objective of these contracts has been to set a minimum price and the secondary objective is to retain market upside, if available at a reasonable cost.  As of December 31, 2002, FCX had no price protection contracts relating to its mine production.  FCX has outstanding gold- and silver-denominated redeemable preferred stock with dividends and redemption amounts determined by commodity prices.  FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS 133 which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values.  Therefore, FCX’s redeemable preferred stock is recorded at its original issue value less redemptions, totaling $450.0 million at December 31, 2002.

Certain of PT Freeport Indonesia’s concentrate sales contracts allow for final pricing in future periods. Under SFAS 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives, which must be recorded at fair value.  Prior to January 1, 2001, PT Freeport Indonesia adjusted the revenues from these embedded derivatives based on then-current spot prices on or near each reporting date.  Effective January 1, 2001, PT Freeport Indonesia began adjusting the revenues from these embedded derivatives to reflect fair value based on forward prices for the final pricing periods on each reporting date.  Changes in the fair value of these embedded derivatives are recorded in current period revenues.

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Although these contracts are intended to hedge against changes in copper prices, they do not qualify for hedge accounting treatment under SFAS 133 because Atlantic Copper bases its hedging contracts on its net sales/purchases position, and contracts to hedge a net position do not qualify for hedge accounting under SFAS 133.  At December 31, 2002, Atlantic Copper held forward copper sales contracts for 11.8 million pounds at an average price of $0.74 per pound through February 2003.

Foreign Currency Exchange Contracts.  PT Freeport Indonesia and Atlantic Copper enter into foreign currency forward contracts to hedge the market risks of their forecasted costs denominated in a currency other than the U.S. dollar, their functional currency. The primary objective of these contracts is either to lock in an exchange rate or to minimize the impact of adverse exchange rate changes.

  As of December 31, 2002, PT Freeport Indonesia had no outstanding foreign currency forward contracts and Atlantic Copper had foreign currency forward contracts to hedge 62.7 million of euro payments, or approximately 60 percent of its projected 2003 euro payments at an average exchange rate of $1.02 per euro.  Atlantic Copper has designated its foreign currency forward contracts as cash flow hedges.  As of December 31, 2002, FCX expects to reclass $3.9 million of unrealized gains to 2003 earnings related to Atlantic Copper’s outstanding foreign currency forward contracts.  There was no hedge ineffectiveness for the outstanding contracts at December 31, 2002.

Debt and Interest Rate Contracts.  Atlantic Copper entered into interest rate swaps to manage exposure to interest rate changes on a portion of its variable-rate debt.  The primary objective of these contracts is to lock in an interest rate considered to be favorable.  Under the terms of its swaps, Atlantic Copper pays an average of 5.3 percent on $51.5 million of financing at December 31, 2002, reducing quarterly through March 2005.  Atlantic Copper will pay an average of 5.7 percent on an average of $47.8 million in 2003, 5.1 percent on an average of $39.6 million in 2004 and 3.6 percent on $36.5 million in the first quarter of 2005.  Interest on comparable floating rate debt averaged 1.9 percent in 2002, 4.5 percent in 2001 and 6.5 percent in 2000, resulting in additional interest costs totaling $3.2 million in 2002 and $1.1 million in 2001, and a $0.9 million reduction in 2000. Atlantic Copper has designated its interest rate swap contracts as cash flow hedges and no ineffectiveness is expected from these hedges.  As of December 31, 2002, FCX expects to reclass $2.0 million of unrealized losses to 2003 earnings related to its outstanding interest rate swap contracts.

Atlantic Copper is a party to letters of credit totaling $12.7 million at December 31, 2002.  Fair value of these letters of credit approximates their face value at December 31, 2002.

NOTE 12. SEGMENT INFORMATION

FCX follows SFAS 131, “Disclosures About Segments of an Enterprise and Related Information , ” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance.  FCX has two operating segments:  “mining and exploration” and  “smelting and refining.”  The mining and exploration segment includes PT Freeport Indonesia’s copper and gold mining operations in Indonesia and FCX’s Indonesian exploration activities.  The smelting and refining segment includes Atlantic Copper’s operations in Spain and PT Freeport Indonesia’s equity investment in PT Smelting in Gresik, Indonesia.  The segment data presented below were prepared on the same basis as the consolidated FCX financial statements.

	Mining		Smelting
	and		And	Eliminations		FCX
	Exploration		Refining	and Other		Total
	(In Thousands)
2002
Revenues	$1,519,010	[a]	$768,680	$(377,228)		$1,910,462
Production and delivery	554,870		729,789	(346,197	) [b]	938,462
Depreciation and amortization	218,716		27,652	14,078		260,446
Exploration expenses	2,965		-	147		3,112
General and administrative expenses	55,302		8,675	4,328		68,305
Operating income (loss)	$687,157		$2,564	$(49,584)		$640,137
Equity in PT Smelting losses	$-		$4,181	$-		$4,181
Interest expense, net	$71,424		$18,436	$81,349		$171,209
Provision for income taxes	$221,527		$-	$23,991		$245,518
Capital expenditures	$181,092		$5,108	$1,804		$188,004
Total assets	$3,339,449		$650,640 [c]	$202,104		$4,192,193

2001
Revenues	$1,414,114	[a]	$758,282	$(333,530)		$1,838,866
Production and delivery	545,858		738,618	(341,037)[b]		943,439
Depreciation and amortization	251,835		27,262	4,792		283,889
Exploration expenses	8,496		-	694		9,190
General and administrative expenses	44,470		8,384	6,568		59,422
Operating income (loss)	$563,455		$(15,982)	$(4,547)		$542,926
Equity in PT Smelting losses	$-		$5,137	$-		$5,137
Interest expense, net	$95,238		$25,279	$53,078		$173,595
Provision for income taxes	$170,013		$-	$32,966		$202,979
Capital expenditures	$154,396		$10,599	$1,977		$166,972
Total assets	$3,191,053		$649,422 [c]	$371,454		$4,211,929

2000
Revenues	$1,413,099	[a]	$768,814		$(313,303)	$1,868,610
Production and delivery	608,107		734,083		(329,228)[b]	1,012,962
Depreciation and amortization	250,864		27,989		4,703	283,556
Exploration expenses	7,318		-		1,531	8,849
General and administrative expenses	56,779		8,426		5,745	70,950
Operating income (loss)	$490,031		$(1,684)		$3,946	$492,293
Equity in PT Smelting losses	$-		$13,593		$-	$13,593
Interest expense, net	$133,804		$25,411		$46,131	$205,346
Provision for income taxes	$131,442		$-		$28,131	$159,573
Capital expenditures	$155,187		$20,477		$1,012	$176,676
Total assets	$3,290,026		$677,851	[c]	$(17,136)	$3,950,741

  Includes PT Freeport Indonesia sales to PT Smelting totaling $352.4 million in 2002, $374.1 million in 2001 and $343.3   million in 2000.

  Includes deferrals (recognition) of intercompany profits on 25 percent of PT Freeport Indonesia’s sales to PT Smelting, for which the final sale has not occurred, totaling $8.4 million in 2002, $(6.2) million in 2001 and $2.0 million  in 2000.

  Includes PT Freeport Indonesia’s equity investment in PT Smelting totaling $44.6 million at December 31, 2002,$57.2 million at December 31, 2001, and $56.2 million at December 31, 2000.

Through its operating subsidiaries, FCX markets its products worldwide primarily pursuant to the terms of long-term contracts.  As a percentage of consolidated revenues, revenues under long-term contracts totaled approximately 95 percent in 2002, 91 percent in 2001 and 94 percent in 2000.  The only customers under long-term contracts with over ten percent of revenues in at least one of the past three years are a group of Japanese smelting companies with 11 percent in 2000, and PT Smelting with 18 percent in 2002, 20 percent in 2001 and 19 percent in 2000.  Beginning in 2001 PT Freeport Indonesia began marketing its product through individual agreements with the various Japanese smelting companies.  None of these agreements individually account for more than ten percent of FCX’s consolidated revenues. There are several other long-term agreements in place, each representing less than ten percent of FCX consolidated sales.  Certain terms of these long-term contracts are negotiated annually.

FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

	2002	2001	2000
Indonesia (PT Smelting)	$352,419	$374,050	$343,293
Spain	378,865	357,865	371,665
Japan	356,125	283,577	302,040
Switzerland	153,510	221,865	199,419
United States	127,642	146,338	92,411
Others	541,901	455,171	559,782
Total	$1,910,462	$1,838,866	$1,868,610

FCX revenues attributable to the products it produces follow (in thousands):

	2002	2001	2000
Copper in concentrates[a]	$599,358	$548,821	$682,347
Gold in concentrates	546,048	544,694	413,581
Silver in concentrates	14,740	14,207	13,544
Refined copper products	532,769	548,371	599,685
Gold and silver in slimes	209,136	189,142	153,420
Royalties	(24,532)	(24,302)	(20,162)
Sulphur and other	32,943	17,933	26,195
	$1,910,462	$1,838,866	$1,868,610

a.  Amounts are net of treatment and refining charges totaling $215.8 million for 2002, $200.3 million for 2001 and $202.0 million for 2000.

NOTE 13.  SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below.  The term “reserve,” as used in our reserve data presented here, means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.  The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the result of detailed sampling; and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.  The term “probable reserves” means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

All of PT Freeport Indonesia’s current aggregate (including Rio Tinto’s share) proven and probable reserves, shown below, are located in Block A of PT Freeport Indonesia’s Contract of Work.  The initial term of the Contract of Work covering Block A expires at the end of 2021.  PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably.  PT Freeport Indonesia’s reserve amounts reflect its estimates of the reserves that can be recovered before 2041 (the expiration of the two 10-year extensions).  PT Freeport Indonesia’s current mine plan has been developed and its operations are based on receiving the two 10-year extensions.  As a result, PT Freeport Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions.  Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 58 percent of aggregate proven and probable ore, representing approximately 65 percent of its share of recoverable copper reserves and approximately 7 4 percent of its share of recoverable gold reserves.

		Average Ore Grade Per Metric Ton					Proven and Probable Recoverable Reserves
Year-End	Ore	Copper	Gold		Silver		Copper	Gold	Silver
	(Thousand	(%)	(Grams)	(Ounces)	(Grams)	(Ounces)	(Billions	(Millions	(Millions
	Metric Tons)						of Lbs.)	of Ozs.)	of Ozs.)
1998	2,475,478	1.13	1.05	.034	3.83	.123	51.3	64.2	153.1
1999	2,395,175	1.13	1.05	.034	3.85	.124	49.9	61.6	148.8
2000	2,514,532	1.10	1.04	.033	3.40	.109	50.9	63.7	139.6
2001	2,583,883	1.13	1.05	.034	3.72	.120	52.5	64.5	151.6
2002	2,584,465	1.12	1.02	.033	3.73	.120	53.3	62.6	147.6

By ore body at December 31, 2002:
Developed and producing:
Grasberg open pit	863,014	1.0 2	1.20	.039	2.47	.079	16.3	28.1	34.7
Deep Ore Zone	184,030	0.96	0.65	.021	5.11	.164	3.2	3.0	14.9
Intermediate
Ore Zone	2,279	1.14	0.15	.005	9.45	.304	-	-	0.3
Undeveloped:
Grasberg block cave	782,455	1.15	0.91	.029	2.90	.093	16.3	17.6	35.8
Kucing Liar	478,175	1.29	1.14	.037	5.80	.186	11.8	8.6	38.4
Ertsberg Stockwork
Zone	120,622	0.54	0.90	.029	1.64	.053	1.2	2.7	3.1
Mill Level Zone	50,333	1.40	1.04	.033	4.88	.157	1.3	1.3	3.9
Big Gossan	32,906	2.81	1.00	.032	16.85	.542	1.7	0.8	8.7
Dom block cave	43,651	1.10	0.31	.010	5.94	.191	0.8	0.3	4.0
Dom open pit	27,000	1.80	0.43	.014	9.60	.309	0.7	0.2	3.8
Total	2,584,465	1.12	1.02	.033	3.73	.120	53.3	62.6	147.6

PT Freeport Indonesia’s share							39.4	48.5	110.9
FCX’s equity share[a]							35.7	44.0	100.5

a.  Reflects FCX’s 90.6 percent ownership interest (see Note 2).

Estimated recoverable reserves were assessed using a c opper price of $0.85 per pound, a gold price of $270 per ounce and a silver price of $5.00 per ounce.  With respect to the proven and probable reserves presented above, if metal prices were adjusted to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $0.85 per pound to $0.75 per pound and gold prices adjusted from $270 per ounce to $285 per ounce, there would be no change in proven and probable reserves.

Incremental cash flow attributable to the fourth concentrator mill expansion is shared 60 percent PT Freeport Indonesia and 40 percent Rio Tinto (Note 2).  Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994, reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia’s previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs.  PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia’s estimated net share of recoverable reserves and FCX’s equity interest in those reserves follow

	PT Freeport Indonesia			FCX
Year-End	Copper	Gold	Silver	Copper	Gold	Silver
	(Billions	(Millions	(Millions	(Billions	(Millions	(Millions
	of Lbs.)	of Ozs.)	of Ozs.)	of Lbs.)	of Ozs.)	of Ozs.)
1998	40.0	51.6	119.1	34.3	44.3	102.3
1999	38.7	49.5	115.3	33.2	42.5	99.0
2000	38.9	50.3	108.5	33.4	43.2	93.2
2001	39.4	50.2	114.5	35.7[a]	45.5[a]	103.8[a]
2002	39.4	48.5	110.9	35.7 [a]	44.0 [a]	100.5 [a]

a.  Reflects FCX’s 90.6 percent ownership interest (see Note 2).

NOTE 14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

				Net Income (Loss)		Net Income
		Operating		Applicable to		(Loss) Per Share
	Revenues	Income		Common Stock		Basic		Diluted
	(In Thousands, Except Per Share Amounts)
2002
1st Quarter	$392,680	$87,543		$(4,154)[a]		$(.03)[a]		$(.03)[a]
2nd Quarter	407,999	122,410		5,576		.04		.04
3rd Quarter	538,739	206,076		61,537		.42		.39	[b]
4th Quarter	571,044	224,108		64,091		.44		.41	[b]
	$1,910,462	$640,137		$127,050		.88		.87

2001
1st Quarter	$447,087	$166,884		$38,039		$.26		$.26
2nd Quarter	538,259	175,675		36,292		.25		.25
3rd Quarter	441,238	110,913		4,248		.03		.03
4th Quarter	412,282	89,454	[c]	(2,083	) [c]	(.01	) [c]	(.01	) [c]
	$1,838,866	$542,926		$76,496		.53		.53

a.

Includes a $3.0 million charge ($0.02 per share) for the cumulative effect of an accounting change associated with a change in depreciation methodology.

b.

Includes the diluted effect of the assumed conversion of FCX’s 8 ¼% Convertible Senior Notes.

c.

Includes net charges to operating and net income totaling $4.0 million ($0.03 per share) primarily for past service costs for an Atlantic Copper employee benefit plan.

NOTE 1 5 ..  SUBSEQUENT EVENT S

Subsequent to December 31, 2002, FCX completed two senior note offerings.  On January 29, 2003, FCX sold $500 million of 10 ⅛ % Senior Notes due 2010 for net proceeds of approximately $486 million.  Interest on the notes is payable semiannually on February 1 and August 1 of each year , beginning August 1, 2003 ..  FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. The indenture governing the notes contains restrictions on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments.   In connection with the note offering, FCX amended its bank credit facilities to permit the redemption of the Gold-Denominated Preferred Stock, which has a mandatory redemption date of August 1, 2003.

On February 11, 2003, FCX sold $575.0 million of 7% Convertible Senior Notes due 2011 for net proceeds of approximately $559 million.  Interest on the notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 2003.  The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX’s common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes.  The notes are unsecured.

FCX used the net proceeds from the offerings to repay all its outstanding bank debt, which totaled $279.0 million at December 31, 2002.  FCX and PT Freeport Indonesia intend to terminate their existing bank credit facility and replace it with a new credit facility with less restrictive covenants.  FCX may loan a portion of the proceeds to PT Freeport Indonesia to meet its financial objectives.  The amount of such intercompany loans will depend on several factors, such as maturities of current intercompany obligations, the potential to reduce PT Freeport Indonesia’s other outstanding indebtedness and infrastructure obligations, PT Freeport Indonesia’s dividend policy and its other financial requirements.

On March 6, 2003, FCX announced that it has commenced tender offers to purchase any and all of its outstanding 7.20% Senior Notes due 2026 and its 7.50% Senior Notes due 2006 at a price of $1,010 per $1,000 in principal amount plus accrued and unpaid interest.  Assuming all of the outstanding notes are tendered, the aggregate amount of cash to purchase the tendered notes is estimated to be approximately $455 million.  FCX is currently reviewing its options for repaying other outstanding debt and restructuring certain of its redeemable preferred stock, which could result in the recognition of losses and gains in future periods.  Depending on the timing and structure of a new credit facility and repayments of other outstanding debt, certain of FCX’s and PT Freeport Indonesia’s deferred financing costs in addition to scheduled amortization may be charged to 2003 earnings.