Form 10-K, Exhibit 13
period 2005-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2006-03-15
CIK 831259

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2005		2004		2003		2002	2001
FCX CONSOLIDATED FINANCIAL DATA	(Financial Data in Dollars, Except Average Shares, and in Thousands, Except Per Share Amounts)
Revenues	$4,179,118		$2,371,866		$2,212,165		$1,910,462	$1,838,866
Operating income	2,177,286		703,576	[a]	823,308		640,137	542,926
Net income before cumulative effect of
changes in accounting principles	934,627	[b]	156,776	[c]	169,812	[d]	130,099	76,496
Cumulative effect of changes in accounting
principles, net	-		-		(15,593)[e]		(3,049)[f]	-
Net income applicable to common stock	934,627	[b]	156,776	[c]	154,219	[d]	127,050	76,496
Pro forma net income, assuming accounting
changes are applied retroactively	934,627	[b]	156,776	[c]	169,307	[d,e]	129,635	104,847
Basic net income per common share	5.18		0.86		0.99		0.88	0.53
Diluted net income per common share:
Applicable to common stock	4.67	[b]	0.85	[c]	0.97	[d,e]	0.87	0.53
Pro forma, assuming accounting changes
are applied retroactively	4.67	[b]	0.85	[c]	1.06	[d,e]	0.89	0.72
Dividends paid per common share	2.50		1.10		0.27		-	-
Basic average shares outstanding	180,270		182,272		155,805		144,649	143,952
Diluted average shares outstanding	220,470		184,923		159,102		146,418	144,938
At December 31:
Cash, restricted cash and investments	763,599		551,950		498,616		115,782	149,475
Property, plant, equipment and
development costs, net	3,088,931		3,199,292		3,261,697		3,320,561	3,409,687
Total assets	5,550,206		5,086,995		4,718,366		4,192,193	4,211,929
Long-term debt, including current portion
and short-term borrowings	1,255,948		1,951,906		2,228,330	[e]	2,038,390	2,338,600
Redeemable preferred stock	-		-		-	[e]	450,003	462,504
Stockholders’ equity	1,842,994		1,163,649		775,984		266,826	104,444

PT FREEPORT INDONESIA OPERATING DATA, Net of Rio Tinto’s Interest
Copper (recoverable)
Production (000s of pounds)	1,455,900		996,500		1,291,600		1,524,200	1,393,400
Production (metric tons)	660,400		452,000		585,900		691,400	632,000
Sales (000s of pounds)	1,456,500		991,600		1,295,600		1,522,300	1,399,100
Sales (metric tons)	660,700		449,800		587,700		690,500	634,600
Average realized price per pound	$1.85		$1.37		$0.82		$0.71	$0.69
Gold (recoverable ounces)
Production	2,789,400		1,456,200		2,463,300		2,296,800	2,634,900
Sales	2,790,200		1,443,000		2,469,800		2,293,200	2,644,800
Average realized price per ounce	$456.27		$412.32		$366.60	[g]	$311.97	$269.24
Silver (recoverable ounces)
Production	4,742,400		3,270,700		4,112,700		4,121,100	3,771,500
Sales	4,734,600		3,257,800		4,126,700		4,116,100	3,782,600
Average realized price per ounce	$6.36		$6.10		$5.15		$4.66	$4.80

ATLANTIC COPPER OPERATING DATA
Concentrate and scrap treated (metric tons)	975,400		768,100		964,400		1,016,700	891,100
Anodes
Production (000s of pounds)	626,600		494,400		640,000		657,000	617,300
Production (metric tons)	284,200		224,300		290,300		298,000	280,000
Sales (000s of pounds)	85,100		36,700		97,000		101,200	87,500
Sales (metric tons)	38,600		16,600		44,000		45,900	39,700
Cathodes
Production (000s of pounds)	545,300		454,700		544,700		552,200	518,700
Production (metric tons)	247,300		206,200		247,100		250,500	235,300
Sales (including wire rod and wire)
(000s of pounds)	548,600		479,200		546,800		556,500	549,800
(metric tons)	248,800		217,400		248,000		252,400	249,400
Gold sales in anodes and slimes (ounces)	542,800		316,700		929,700		813,900	831,300
Cathode cash unit cost per pound[h]	$0.17		$0.25		$0.16		$0.12	$0.14

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2005	2004	2003	2002	2001

PT SMELTING OPERATING DATA, 25%-Owned by PT Freeport Indonesia
Concentrate treated (metric tons)	908,900	758,100	824,800	719,600	702,900
Anodes
Production (000s of pounds)	606,300	466,500	545,500	465,700	479,400
Production (metric tons)	275,000	211,600	247,400	211,200	217,500
Sales (000s of pounds)	-	2,300	64,600	33,000	10,100
Sales (metric tons)	-	1,000	29,300	15,000	4,600
Cathodes
Production (000s of pounds)	579,700	464,000	492,400	424,100	468,400
Production (metric tons)	262,900	210,500	223,300	192,400	212,500
Sales (000s of pounds)	580,900	462,900	493,500	424,100	468,800
Sales (metric tons)	263,500	210,000	223,800	192,400	212,600
Cathode cash unit cost per pound[h]	$0.13	$0.12	$0.10	$0.14	$0.12

PT FREEPORT INDONESIA OPERATING DATA, 100% Aggregate
Ore milled (metric tons per day)	216,200	185,100	203,000	235,600	237,800
Average ore grade
Copper (percent)	1.13	.87	1.09	1.14	1.00
Gold (grams per metric ton)	1.65	.88	1.54	1.24	1.41
Gold (ounce per metric ton)	.053	.028	.050	.040	.045
Silver (grams per metric ton)	4.88	3.85	4.03	3.60	3.20
Silver (ounce per metric ton)	.157	.124	.130	.116	.103
Recovery rates (percent)
Copper	89.2	88.6	89.0	88.5	86.9
Gold	83.1	81.8	87.3	88.4	89.5
Silver	58.2	56.8	61.3	61.3	59.0
Copper (recoverable)
Production (000s of pounds)	1,688,900	1,098,600	1,522,900	1,839,000	1,594,200
Production (metric tons)	766,100	498,300	690,800	834,200	723,100
Sales (000s of pounds)	1,689,400	1,092,700	1,527,700	1,836,800	1,600,900
Sales (metric tons)	766,300	495,600	693,000	833,200	726,200
Gold (recoverable ounces)
Production	3,439,600	1,536,600	3,163,900	2,938,800	3,488,100
Sales	3,437,800	1,523,600	3,171,500	2,934,000	3,498,300
Silver (recoverable ounces)
Production	5,791,400	3,873,800	4,978,600	4,922,900	4,264,300
Sales	5,795,200	3,857,500	4,994,000	4,916,000	4,280,400

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

b.
Includes $40.2 million ($0.18 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense, and a $4.9 million ($0.02 per share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture.

c.
Includes a $48.8 million ($0.26 per share) gain on insurance settlement related to the fourth-quarter 2003 slippage and debris flow events at the Grasberg open pit; a $20.4 million ($0.11 per share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture; a $7.5 million ($0.04 per share) gain from Atlantic Copper’s sale of its wire rod and wire assets; a $12.0 million ($0.06 per share) charge related to Atlantic Copper’s workforce reduction plan; $13.8 million ($0.07 per share) of losses on early extinguishment and conversion of debt; and a $6.3 million ($0.03 per share) reduction of interest expense for conversion of debt.

d.	Includes losses on early extinguishment and conversion of debt totaling $31.9 million ($0.20 per share), net of related reduction of interest expense.

e.
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

f.	Effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.

g.	Amount was $357.61 before hedging gain resulting from redemption of FCX’s Gold-Denominated Preferred Stock.

h.
For a reconciliation of cathode cash unit cost per pound to production costs applicable to sales, for Atlantic Copper’s costs, and to equity in PT Smelting’s earnings, for PT Smelting’s costs, reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs” in “Management’s Discussion and Analysis.”

FREEPORT-McMoRan COPPER & GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In management’s discussion and analysis, “we,” “us” and “our” refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. References to “aggregate” amounts mean the total of our share and Rio Tinto plc’s share as our joint venture partner. The results of operations reported and summarized below are not necessarily indicative of future operating results. The following discussion should be read together with our consolidated financial statements and the related notes. References to “Notes” are Notes included in our “Notes to Consolidated Financial Statements.”

Through our majority-owned subsidiary, PT Freeport Indonesia, we have one of the world’s largest copper and gold mining and production operations in terms of reserves and production. We are also one of the lowest-cost copper producers in the world, after taking into account credits for related gold and silver production. Our principal asset is the Grasberg minerals district, which based on available year-end 2004 reserve data, contains the largest single copper reserve and the largest single gold reserve of any mine in the world.

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

We also conduct mineral exploration activities (which are currently suspended) in Papua, Indonesia through one of our wholly owned subsidiaries, PT Irja Eastern Minerals (Eastern Minerals). Eastern Minerals holds an additional Contract of Work originally covering a 2.5-million-acre area. Under the terms of Eastern Minerals’ Contract of Work, we have already relinquished 1.3 million acres and must relinquish an additional 0.6 million acres at the end of the three-year exploration period (currently in suspension), which can be extended by the Government of Indonesia for as many as two additional years.

In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of our current mining operations in Block A have been suspended in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. We continue to assess these requirements and security issues. The timing for our resumption of exploration activities in our Contract of Work areas outside of Block A depends on the resolution of these matters.

We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through our wholly owned subsidiary, PT Indocopper Investama. The Government of Indonesia owns the remaining 9.36 percent of PT Freeport Indonesia. In July 2004, we received a request from the Indonesian Department of Energy and Mineral Resources that we offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in our project, we have agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither our Contract of Work nor Indonesian law requires us to divest any portion of our ownership interest in PT Freeport Indonesia or PT Indocopper Investama.

We also operate through a majority-owned subsidiary, PT Puncakjaya Power (Puncakjaya Power), and through Atlantic Copper, S.A. (Atlantic Copper), a wholly owned subsidiary. We acquired an 85.7 percent ownership in Puncakjaya Power in 2003. Puncakjaya Power’s sole business is to supply power to PT Freeport Indonesia’s operations (see Note 2). Atlantic Copper’s operations are in Spain and involve the smelting and refining of copper concentrates and the marketing of refined copper and precious metals in slimes. PT Freeport Indonesia owns a 25 percent interest in PT Smelting, an Indonesian company which operates a copper smelter and refinery in Gresik, Indonesia.

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

The joint venture agreement provides for adjustments to the specified annual metal sharing amounts upon the occurrence of certain events that cause an extended interruption in production to occur, including events such as the fourth-quarter 2003 Grasberg open-pit slippage and debris flow. As a result of the Grasberg slippage and debris flow events, the 2004 specified amounts attributable 100 percent to PT Freeport Indonesia were reduced by 172 million recoverable pounds for copper and 272,000 recoverable ounces for gold. Pursuant to agreements in 2005 and early 2006 with Rio Tinto, these reductions were offset by increases in the specified amounts attributable 100 percent to PT Freeport Indonesia totaling 62 million recoverable pounds for copper and 170,000 recoverable ounces for gold in 2005, and 110 million recoverable pounds for copper and 102,000 recoverable ounces for gold in 2021.

Under our joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and in Eastern Minerals’ Contract of Work. Rio Tinto also has the option to participate in 40 percent of any of our other future exploration projects in Papua. Rio Tinto has elected to participate in 40 percent of our interest and cost in the PT Nabire Bakti Mining exploration joint venture covering approximately 0.5 million acres contiguous to Block B and one of Eastern Minerals’ blocks.

Outlook
Annual sales totaled 1.46 billion pounds of copper and 2.8 million ounces of gold in 2005, increases of 47 percent for copper and 93 percent for gold compared with 2004. PT Freeport Indonesia’s operations in 2005 benefited from access to higher-grade material while operations in 2004 were focused on recovery efforts from the fourth-quarter 2003 slippage and debris flow events at the Grasberg open pit.

At the Grasberg open-pit mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, which impacts sales volumes, particularly for gold. PT Freeport Indonesia has updated its mine plans to incorporate 2005 results and revised estimates on mining rates in the Grasberg open pit. Based on its current mine plan, PT Freeport Indonesia estimates its share of sales for 2006 will approximate 1.3 billion pounds of copper and 1.7 million ounces of gold. Average annual sales volumes over the five-year period from 2006 through 2010 are expected to approximate 1.3 billion pounds of copper and 1.9 million ounces of gold. As a result of lower than targeted mining rates, ore from a high-grade section in the primary ore area, “6 North,” previously expected to be mined in late 2006 has been deferred to early 2007. Accordingly, our current mine plans also alter the timing of subsequent years’ ore production compared with previous plans. These revised production estimates do not have a significant economic effect since the deferrals occur within months overlapping annual periods. Efforts are under way to improve productivity of mining activities which would increase mining rates and advance the timing of metal production.

Sales volumes may vary from these estimates depending on the areas being mined within the Grasberg open pit. Quarterly variations in sales volumes are expected to vary significantly. Based on current estimates of average annual sales volumes over the next five years and copper prices of approximately $2.00 per pound and gold prices of approximately $550 per ounce, the impact on our annual cash flow for each $0.10 per pound change in copper prices would approximate $65 million, including the effects of price changes on related royalty costs, and for each $25 per ounce change in gold prices would approximate $24 million.

Copper and Gold Markets
As shown in the graphs below, world metal prices for copper have fluctuated during the period from 1992 through January 2006 with the London Metal Exchange (LME) spot copper price varying from a low of approximately $0.60 per pound in 2001 to a high of $2.24 per pound on January 30, 2006, and world gold prices have fluctuated during the period from 1998 through January 2006 from a low of approximately $250 per ounce in 1999 to a high of approximately $569 per ounce on January 31, 2006. Copper and gold prices are affected by numerous factors beyond our control as described further in our Form 10-K for the year ended December 31, 2005.

* Excludes Shanghai stocks, producer, consumer and merchant stocks.

The graph above presents LME spot copper prices and reported stocks of copper at the LME and New York Commodity Exchange (COMEX) through January 31, 2006. Market fundamentals for copper continued to be positive throughout 2005 (demand exceeding supply). Since 2003 and continuing in 2005, global demand has exceeded supply, evidenced by the decline in warehouse inventories. LME and COMEX inventories were at levels of less than 100,000 metric tons at December 31, 2005, less than 14 percent of the available stocks at the beginning of 2004. Despite previous market forecasts that prices would decline in the second half of 2005, prices rose to new highs as projected increases in supply fell short of expectations; even though global demand was weaker than generally anticipated. Prices ranged from $1.39 per pound to a multi-year high of $2.11 per pound in 2005. Copper prices have remained strong in early 2006 and the LME spot price closed at $2.23 per pound on January 31, 2006. Global copper demand in 2005 was lower than expectations; however, disruptions associated with strikes and other operational issues have reduced copper supply and continued to keep inventories at very low levels. Many market analysts expect copper supplies will increase somewhat in 2006 and prices to moderate from current levels. Nevertheless, analysts’ price expectations for 2006 are generally higher than earlier in 2005, with the continuation of very low inventory levels, the potential for supply disruptions and the absence of major new mines being developed. Future copper prices are expected to continue to be influenced by demand from China, economic performance in the United States (U.S.) and other industrialized countries, the timing of the development of new supplies of copper and production levels of mines and copper smelters. We consider the current underlying supply and demand conditions in the global copper markets to be positive for our company.

The environment for gold continues to be positive with gold prices recently reaching new 25-year highs above $550 per ounce, supported by increased investment demand for gold, ongoing geopolitical tensions, a weak U.S. dollar, inflationary pressures, falling production from older mines, limited development of new mines and actions by gold producers to reduce hedge positions. Gold prices averaged $445 per ounce in 2005, with prices ranging from $411 per ounce to $538 per ounce. The London gold price closed at approximately $569 per ounce on January 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management’s estimates are discussed in Note 1 under the subheading “Use of Estimates.” Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors.

•
Mineral Reserves and Depreciation and Amortization - As discussed in Note 1, we depreciate our life-of-mine mining and milling assets using the unit-of-production method based on our estimates of our proven and probable recoverable copper reserves. We have other assets that we depreciate on a straight-line basis over their estimated useful lives. Our estimates of proven and probable recoverable copper reserves and of the useful lives of our straight-line assets impact our depreciation and amortization expense. These estimates affect the operating results of both our “mining and exploration” and “smelting and refining” segments.

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

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings. Our estimates of proven and probable recoverable reserves are prepared by our employees and reviewed and verified by independent experts in mining, geology and reserve determination. As of December 31, 2005, aggregate proven and probable recoverable copper reserves totaled 56.6 billion pounds and PT Freeport Indonesia’s estimated share totaled 40.3 billion pounds. These estimates involve assumptions regarding future copper and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates, which could result in changes to depreciation and amortization expense in future periods, with corresponding adjustments to net income. If aggregate estimated copper reserves were 10 percent higher or lower at December 31, 2005, and based on our current sales projections for 2006, we estimate that our annual depreciation expense for 2006 would change by approximately $11 million, changing net income by approximately $6 million. Although some degree of variability is expected, we believe the extent of our technical data and operating experience - specifically as it relates to our Grasberg open-pit mine, which we have been mining for 16 years - mitigates the potential for significant changes in reserve estimates, especially as compared with mines that are undeveloped or newly developed.

As discussed in Note 1, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Changes to our estimates of proven and probable recoverable copper and gold reserves could have an impact on our assessment of asset impairment. However, we believe it is unlikely that revisions to our estimates of proven and probable recoverable copper and gold reserves would give rise to an impairment of our assets because of the significant size of our reserves in relation to our asset carrying values.

•
Deferred Mining Costs - Mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg ore body and the location and extent of surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the pit than in later years. In 2005 and years prior, surface mining costs associated with overburden removal at PT Freeport Indonesia’s Grasberg open-pit mine that were estimated to relate to future production were initially deferred when the ratio of actual overburden removed to ore mined exceeded the estimated average ratio of overburden to ore over the life of the Grasberg open-pit mine as projected in our most recent mine plan. Those deferred costs are subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden removed to ore mined over the life of the Grasberg open-pit mine. We use the proven and probable ore reserves for the Grasberg open pit disclosed in the notes to our consolidated financial statements to calculate the estimated average ratio of overburden to ore over the life of the mine.

In the mining industry, the costs of removing overburden and waste material to access mineral deposits are referred to as “stripping costs.” Through 2005, we applied the deferred mining cost method in accounting for our post-production stripping costs, which we refer to as overburden removal costs. The deferred mining cost method is used by some companies in the metals mining industry; however, industry practice varies. The deferred mining cost method matches the cost of production with the sale of the related metal from the open pit by assigning each metric ton of ore removed an equivalent amount of overburden tonnage, thereby averaging overburden removal costs over the life of the mine. The mining cost capitalized in inventory and the amounts charged to cost of goods sold do not represent the actual costs incurred to mine the ore in any given period. The application of the deferred mining cost method has resulted in an asset on our balance sheets (“Deferred Mining Costs”) totaling $285.4 million at December 31, 2005, and $220.4 million at December 31, 2004.

The estimated average ratio of overburden to ore over the life of the Grasberg open pit used in our deferred mining costs calculation has been a critical accounting estimate because (1) it is susceptible to change from period to period because it requires management to make assumptions about future mining activities and (2) changes could materially affect net income. Our mine plan is derived from a model that takes into consideration available geological data and determines the most efficient and cost-effective method of accessing the economic reserves. Significant assumptions underlying our mine plan include the amount of total overburden and ore we expect to move in a given year, the ultimate configuration of the pit and the level of ore contributed by our underground mines. All other variables being equal, increases in the life of mine overburden removed to ore mined ratio would result in more of the overburden removal costs being matched with current period production and therefore charged to expense rather than deferred. Decreases in the life of mine overburden removed to ore mined ratio would result in more of the overburden removal costs being deferred and matched with production in future periods.

PT Freeport Indonesia’s estimated life-of-mine overburden-to-ore ratio averaged 2.4 to 1 in 2005, 2.3 to 1 in 2004 and 2.0 to 1 in 2003. PT Freeport Indonesia’s geologists and engineers reassess the overburden-to-ore ratio and the remaining life of the Grasberg open-pit mine at least annually, and we reflect any changes in our estimates prospectively beginning in the quarter of change. The increases in the ratio in 2003 and 2004 primarily relate to changes in the cutoff grade at the open pit caused by a reassessment of the optimal milling rate at our mill facilities, including a greater proportional contribution to our total ore processed from our underground Deep Ore Zone mine. As a result of our adoption of Emerging Issues Task Force Issue No. 04-6 (EITF 04-6) on January 1, 2006 (see “New Accounting Standards”), we no longer defer mining costs except to the extent inventory exists at the end of the reporting period; and accounting for deferred mining costs is no longer a critical accounting policy.

•
Reclamation and Closure Costs - Our mining operations involve activities that have a significant effect on the surrounding area. Our reclamation and closure costs primarily involve reclamation and revegetation of a large area in the lowlands of Papua where mill tailings are deposited, reclamation of overburden stockpiles and decommissioning of operating assets.

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (see Note 1). SFAS No. 143 requires that we record the fair value of our estimated asset retirement obligations in the period incurred. We measure fair value as the present value of multiple cash flow scenarios that reflect a range of possible outcomes after considering inflation and then applying a market risk premium. The accounting estimates related to reclamation and closure costs are critical accounting estimates because (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) reclamation and closure laws and regulations could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; (3) calculating the fair value of our asset retirement obligations in accordance with SFAS No. 143 requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for our operations; and (4) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on net income.

In 2002, we engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia’s aggregate asset retirement obligations, and worked with other consultants in estimating Atlantic Copper’s asset retirement obligations. We estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes. To calculate the fair value of these obligations, we applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs with respect to PT Freeport Indonesia’s obligations, for which an estimated inflation rate of 9.0 percent was applied. The projected cash flows were discounted at our estimated credit-adjusted, risk-free interest rates, which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred. The inflation rates and discount rates we used to calculate the fair value of PT Freeport Indonesia’s asset retirement obligation are critical factors in the calculation of future value and discounted present value costs. An increase of one percent in the inflation rates used results in an approximate 17 percent increase in the discounted present value costs. A decrease of one percent in the discount rates used has a similar effect resulting in an approximate 16 percent increase in the discounted present value costs. After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might require to assume these asset retirement obligations. The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, we estimated the fair value of our aggregate asset retirement obligations to be $28.5 million. We recorded the fair value of these obligations and the related additional assets as of January 1, 2003. The net difference between our previously recorded reclamation and closure cost liability and the amounts estimated under SFAS No. 143, after taxes and minority interest, resulted in a gain of $9.1 million (after reduction by $8.5 million for taxes and minority interest sharing), $0.06 per diluted share, which was recognized as a cumulative effect adjustment for a change in accounting principle.

At least annually, PT Freeport Indonesia reviews its estimates for (1) changes in the projected timing of certain reclamation costs, (2) changes in cost estimates, and (3) additional asset retirement obligations incurred during the period. We estimated PT Freeport Indonesia’s aggregate asset retirement obligations to be about $156 million at December 31, 2005, and $149 million at December 31, 2004. An analysis of PT Freeport Indonesia’s calculated fair value of its asset retirement obligation follows (in millions):

	2005	2004	2003
Asset retirement obligation at beginning of year	$22.0	$25.7	$27.9
Accretion expense	2.7	2.8	2.7
Revisions for changes in estimates	-	(6.5)	(4.3)
Liabilities incurred	1.8	-	0.6
Liabilities settled	-	-	(1.2)
Asset retirement obligation at end of year	$26.5	$22.0	$25.7

The expected deferral of certain costs was the primary change in estimates that caused the decline in the obligation balance in 2003 and 2004. These changes reduced the related asset balance and are not expected to have a material impact on future net income.

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and the sale by Atlantic Copper of copper anodes, copper cathodes, wire rod, wire and gold in anodes and slimes. Consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. Consolidated revenues of $4.2 billion for 2005 were significantly higher than consolidated revenues of $2.4 billion for 2004, reflecting substantially higher copper and gold sales volumes and prices than 2004. The 2004 results were adversely affected by lower ore grades and reduced mill throughput as PT Freeport Indonesia completed efforts to restore safe access to the higher-grade ore areas in its Grasberg open-pit mine following the fourth-quarter 2003 slippage and debris flow events (see “Mining and Exploration Operations - PT Freeport Indonesia Operating Results”). In addition, Atlantic Copper’s scheduled major maintenance turnaround adversely affected its 2004 revenues (see “Smelting and Refining Operations - Atlantic Copper Operating Results”). Consolidated revenues in 2004 were slightly higher compared with 2003 revenues of $2.2 billion as higher copper and gold prices in 2004 were partially offset by the lower ore grades and reduced mill throughput in 2004.

Consolidated production and delivery costs were higher in 2005 at $1.64 billion compared with $1.45 billion for 2004 and $1.07 billion for 2003. The increase in 2005 was primarily because of higher costs of concentrate purchases at Atlantic Copper caused by increased production volumes and higher metals prices and higher production costs at PT Freeport Indonesia caused by higher energy costs. Production and delivery costs in 2004 were higher than in 2003 primarily because of higher costs of concentrate purchases at Atlantic Copper caused by higher metals prices, higher production costs at PT Freeport Indonesia and the costs of Atlantic Copper’s smelter turnaround. Consolidated depreciation and amortization expense was $251.5 million in 2005, $206.4 million in 2004 and $230.8 million in 2003. Depreciation and amortization expense increased in 2005 compared with 2004, primarily because of higher copper sales volumes at PT Freeport Indonesia during 2005, and decreased in 2004 compared with 2003 primarily because a large portion of our depreciation is calculated on a unit-of-production basis and our copper sales volumes at PT Freeport Indonesia declined in 2004.

Exploration expenses totaled $8.8 million in 2005, $8.7 million in 2004 and $6.4 million in 2003. Our exploration program for 2005 focused on drilling at the Mill Level Zone and Deep Mill Level Zone deposits and the Grasberg underground extension to the Kucing Liar deposit. Our 2005 drilling efforts resulted in additions to our proven and probable reserves as of December 31, 2005 (see “Exploration and Reserves”). All approved exploration costs in the joint venture areas with Rio Tinto are generally shared 60 percent by us and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures’ 2006 exploration budgets total approximately $15 million ($10 million for our share).

Consolidated general and administrative expenses increased to $103.9 million in 2005 from $89.9 million in 2004, primarily reflecting higher incentive compensation costs associated with stronger financial performance and pursuant to established plans under which certain compensation plans are based on annual operating cash flow results, which were significantly higher in 2005 compared with 2004. General and administrative expenses in 2005 also include $3.4 million in administrative costs incurred following Hurricane Katrina and for contributions to hurricane-relief efforts. Our parent company charges PT Freeport Indonesia for the in-the-money value of exercised employee stock options. These charges are eliminated in consolidation; however, PT Freeport Indonesia shares a portion of these charges with Rio Tinto and Rio Tinto’s reimbursements reduce our consolidated general and administrative expenses. General and administrative expenses are net of Rio Tinto’s share of joint venture reimbursements for employee stock option exercises, which decreased general and administrative expenses by $9.2 million in 2005 and $7.0 million in 2004. In accordance with our joint venture agreement, Rio Tinto’s percentage share of PT Freeport Indonesia’s general and administrative expenses varies with metal sales volumes and prices and totaled approximately 16 percent in 2005 compared with approximately 8 percent in 2004. Estimated general and administrative expenses for 2006 are expected to approximate the 2005 level.

General and administrative expenses increased by $9.6 million to $89.9 million in 2004 from $80.3 million in 2003. General and administrative expenses for 2004 include a $2.2 million charge for Atlantic Copper’s workforce reduction plan (see “Smelting and Refining Operations - Atlantic Copper Operating Results”). As a percentage of revenues, general and administrative expenses were 2.5 percent in 2005, 3.8 percent in 2004 and 3.6 percent in 2003.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. In December 2004, we entered into an insurance settlement agreement and settled all claims that arose from the fourth-quarter 2003 slippage and debris flow events in the Grasberg open-pit mine. Our insurers agreed to pay us an aggregate of $125.0 million in connection with our claims. After considering our joint venture partner’s interest in the proceeds, PT Freeport Indonesia’s share of proceeds totaled $95.0 million. As a result of the settlement, we recorded in our Consolidated Statements of Income an $87.0 million gain on insurance settlement for the business interruption recovery and an $8.0 million gain to production costs for the property loss recovery for a net gain of $48.8 million ($0.26 per share), after taxes and minority interest sharing, in 2004.

Total consolidated interest cost (before capitalization) was $135.8 million in 2005, $151.0 million in 2004 and $200.0 million in 2003. Interest costs decreased from 2003 through 2005 primarily because we reduced average debt levels during the three-year period with significant reductions in 2005. Over the past three years, we completed a number of transactions that resulted in total debt reductions, including mandatorily redeemable preferred stock, of $1.2 billion. Our interest cost for 2006 is expected to decrease compared to 2005, reflecting annual interest cost savings of approximately $48 million from the 2005 debt reductions. See “Capital Resources and Liquidity - Financing Activities” for further discussion. Capitalized interest totaled $4.1 million in 2005, $2.9 million in 2004 and $3.0 million in 2003.

Losses on early extinguishment and conversion of debt totaled $52.2 million ($40.2 million to net income or $0.18 per share, net of related reduction of interest expense) in 2005, $14.0 million ($7.4 million to net income or $0.04 per share, net of related reduction of interest expense) in 2004 and $34.6 million ($31.9 million to net income or $0.20 per share, net of related reduction of interest expense) in 2003.

Gains on sales of assets totaled $6.6 million ($4.9 million to net income or $0.02 per share) in 2005 from the sale of land in Arizona held by a joint venture in which we own a 50 percent interest. The joint venture previously was engaged in a copper mining research project in Arizona. Gains on sales of assets totaled $28.8 million in 2004 as a result of two transactions. The first transaction was the sale to a real estate developer of a parcel of land in Arizona owned by the joint venture mentioned above resulting in a gain of $21.3 million ($20.4 million to net income or $0.11 per share). In the second transaction, Atlantic Copper completed a sale of its wire rod and wire assets for $18.3 million cash and recorded a gain of $7.5 million ($7.5 million to net income or $0.04 per share).

Other income (expense) includes interest income of $16.8 million in 2005, $5.9 million in 2004 and $8.9 million in 2003. Other income (expense) also includes the impact of translating into U.S. dollars Atlantic Copper’s net euro-denominated liabilities, primarily its retiree pension obligations. Changes in the U.S. dollar/euro exchange rate require us to adjust the dollar value of our net euro-denominated liabilities and record the adjustment in earnings. Exchange rate effects on our net income from euro-denominated liabilities were gains (losses) of $5.8 million in 2005, $(1.6) million in 2004 and $(13.6) million in 2003. The gains reflect a stronger U.S. dollar in relation to the euro and the losses reflect a stronger euro in relation to the U.S. dollar in the respective periods (see “Disclosures About Market Risks”). Other expenses in 2003 also include a $5.6 million ($3.7 million to net income or $0.02 per share) charge associated with the amended FCX and PT Freeport Indonesia credit facility (see “Capital Resources and Liquidity - Financing Activities”).

PT Freeport Indonesia’s Contract of Work provides for a 35 percent corporate income tax rate. PT Indocopper Investama pays a 30 percent corporate income tax on dividends it receives from its 9.36 percent ownership in PT Freeport Indonesia. In addition, the tax treaty between Indonesia and the U.S. provides for a withholding tax rate of 10 percent on dividends and interest that PT Freeport Indonesia and PT Indocopper Investama pay to their parent company, FCX. Prior to 2005, we also incurred a U.S. alternative minimum tax at an effective rate of two percent based primarily on consolidated income, net of smelting and refining results. As a result of the enactment of the American Jobs Creation Act of 2004, the 90 percent limitation on the use of foreign tax credits to offset the U.S. federal alternative minimum tax liability was repealed effective January 1, 2005. The removal of this limitation significantly reduced our U.S. federal taxes beginning in 2005. Our U.S. federal alternative minimum tax liability totaled $8.2 million in 2004 and $9.3 million in 2003. We currently record no income taxes at Atlantic Copper, which is subject to taxation in Spain, because it has not generated significant taxable income in recent years and has substantial tax loss carryforwards for which we have provided no net financial statement benefit. We receive no consolidated tax benefit from these losses because they cannot be used to offset PT Freeport Indonesia’s profits in Indonesia, but can be utilized to offset Atlantic Copper’s profits.

Parent company costs consist primarily of interest, depreciation and amortization, and general and administrative expenses. We receive minimal tax benefit from these costs, including interest expense, primarily because our parent company normally generates no taxable income from U.S. sources. As a result, our provision for income taxes as a percentage of our consolidated income before income taxes and minority interests will vary as PT Freeport Indonesia’s income changes, absent changes in Atlantic Copper and parent company costs. The provision for income taxes as a percentage of consolidated income before income taxes and minority interests totaled 45 percent for 2005 and 58 percent for 2004 and 2003. Summaries of the approximate significant components of the calculation of our consolidated provision for income taxes are shown below (in thousands, except percentages).

	Years Ended December 31,
	2005	2004	2003
Mining and exploration segment operating income[a]	$2,312,771	$832,112	$850,253
Mining and exploration segment interest expense, net	(22,386)	(22,209)	(44,861)
Intercompany operating profit (deferred) recognized	(144,986)	(24,683)	13,828
Income before taxes	2,145,399	785,220	819,220
Indonesian corporate income tax rate (35%) plus U.S.
alternative minimum tax rate (2%) for 2004 and 2003	35%	37%	37%
Corporate income taxes	750,890	290,531	303,111

Approximate PT Freeport Indonesia net income	1,394,509	494,689	516,109
Withholding tax on FCX’s equity share	9.064%	9.064%	9.064%
Withholding taxes	126,398	44,839	46,780

PT Indocopper Investama corporate income tax	36,544	3,005	-
Other, net	1,236	(7,695)	(11,838)
FCX consolidated provision for income taxes	$915,068	$330,680	$338,053

FCX consolidated effective tax rate	45%	58%	58%

a.	Excludes charges for the in-the-money value of FCX stock option exercises, which are eliminated in consolidation, totaling $64.5 million in 2005, $87.3 million in 2004 and $57.8 million in 2003.

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

	Years Ended December 31,
	2005	2004	2003
Mining and exploration[a]	$2,248.3	$744.8	$792.5
Smelting and refining	34.8	(83.5)	(21.8)
Intercompany eliminations and other[a,b]	(105.8)	42.3	52.6
FCX operating income	$2,177.3	$703.6	$823.3

a.
Includes charges to the mining and exploration segment for the in-the-money value of FCX stock option exercises, which are eliminated in consolidation, totaling $64.5 million in 2005, $87.3 million in 2004 and $57.8 million in 2003.

b.
We defer recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until their sales of final products to third parties. Changes in the amount of these deferred profits impacted operating income by $(145.0) million in 2005, $(24.7) million in 2004 and $13.8 million in 2003. Our consolidated earnings can fluctuate materially depending on the timing and prices of these sales. At December 31, 2005, our deferred profits to be recognized in future periods’ operating income totaled $225.9 million, $119.8 million to net income, after taxes and minority interest sharing.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

	2005	2004
PT Freeport Indonesia revenues - prior year	$1,746.6	$1,744.6
Sales volumes:
Copper	636.4	(249.0)
Gold	555.5	(376.4)
Price realizations:
Copper	706.4	545.4
Gold	122.6	66.0
Adjustments, primarily for copper pricing on prior year open sales	(1.4)	4.9
Treatment charges, royalties and other	(198.1)	11.1
PT Freeport Indonesia revenues - current year	$3,568.0	$1,746.6

PT Freeport Indonesia Operating Results - 2005 Compared with 2004
PT Freeport Indonesia achieved significantly higher production and sales and multiple operating records in 2005, reflecting higher ore grades and milling rates than in 2004. Copper and gold sales totaled 1.46 billion pounds of copper and a record 2.8 million ounces of gold in 2005, compared with sales of 1.0 billion pounds of copper and 1.4 million ounces of gold in 2004.

Mill throughput, which varies depending on ore types being processed, averaged 216,200 metric tons of ore in 2005, compared with 185,100 metric tons of ore in 2004. Following the fourth-quarter 2003 Grasberg open-pit slippage and debris flow events, we accelerated the removal of overburden and mined low-grade ore prior to restoring safe access to higher-grade ore areas in the second quarter of 2004 and resuming normal milling rates in June 2004. As a result, mill throughput was lower in 2004. Mill rates will vary during 2006 depending on ore types mined and are expected to average in excess of 220,000 metric tons of ore per day for the year. Approximate average daily throughput processed at our mill facilities from each of our producing mines follows (metric tons of ore per day):

	Years Ended December 31,
	2005	2004
Grasberg open pit	174,200	141,500
Deep Ore Zone	42,000	43,600
Total	216,200	185,100

Copper ore grades averaged 1.13 percent in 2005, compared with 0.87 percent in 2004, and copper recovery rates were 89.2 percent, compared with 88.6 percent for 2004. In 2005, gold ore grades averaged 1.65 grams per metric ton (g/t), compared with 0.88 g/t in 2004, and gold recovery rates averaged 83.1 percent in 2005, compared with 81.8 percent in 2004. The 2005 grades reflect the return to normal mining operations at Grasberg, including accessing higher-grade material in accordance with our mine plan. Copper and gold ore grades are projected to be lower in 2006 when compared with the 2005 ore grades because of mine sequencing.

Production from the Deep Ore Zone (DOZ) underground mine averaged 42,000 metric tons of ore per day in 2005, representing 19 percent of mill throughput as it continued to perform above design capacity of 35,000 metric tons of ore per day. PT Freeport Indonesia is expanding the capacity of the DOZ underground operation to a sustained rate of 50,000 metric tons per day with the installation of a second crusher and additional ventilation, expected to be complete in 2007. PT Freeport Indonesia’s share of capital expenditures for the DOZ expansion totaled approximately $16 million in 2005 and is expected to approximate $37 million through the projected 2007 ramp-up, with approximately $16 million estimated for 2006. The DOZ mine, a block cave operation, is one of the world’s largest underground mines.

In 2004, PT Freeport Indonesia commenced its “Common Infrastructure” project, which will provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. PT Freeport Indonesia’s share of capital expenditures for its Common Infrastructure project totaled approximately $19 million in 2005 and is estimated to total approximately $6 million in 2006. The Common Infrastructure project is progressing according to plan. Work on the Grasberg underground ore body is scheduled to begin in 2006 with projected capital expenditures of approximately $21 million.

PT Freeport Indonesia is also proceeding with plans to develop Big Gossan, a high-grade deposit located near the existing milling complex. Our Board of Directors has approved this project and aggregate capital expenditures from 2005 to 2009 for Big Gossan are expected to total approximately $225 million ($195 million net to PT Freeport Indonesia, with approximately $50 million in 2006). Production is expected to ramp up to 7,000 metric tons per day by 2010 (average annual aggregate incremental production of 135 million pounds of copper and 65,000 ounces of gold, with PT Freeport Indonesia receiving 60 percent of these amounts). The Big Gossan mine is expected to be an open-stope mine with cemented backfill, which is an established mining methodology expected to be higher-cost than the block-cave method used at the DOZ mine.

Copper sales volumes totaled 1.46 billion pounds in 2005, 47 percent higher than the 1.0 billion pounds reported in 2004. Copper price realizations of $1.85 per pound in 2005 were $0.48 per pound higher than the 2004 realizations of $1.37 per pound. Gold sales volumes totaled 2.8 million ounces in 2005, 93 percent higher than the 1.4 million ounces reported in 2004. Gold price realizations of $456.27 per ounce in 2005 were nearly $44 an ounce higher than 2004 realizations of $412.32 per ounce.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold. In addition, treatment charges vary based on PT Freeport Indonesia’s customer mix as sales to PT Smelting are subject to a minimum rate (see below). Market rates for treatment and refining charge rates began to increase significantly in late 2004, and PT Freeport Indonesia’s average 2005 rate exceeded its average 2004 rate. Royalties totaled $103.7 million in 2005 and $43.5 million in 2004, reflecting higher sales volumes and metal prices.

Substantially all of PT Freeport Indonesia’s concentrate sales contracts provide final copper pricing in a specified future period based on prices quoted on the LME. PT Freeport Indonesia records revenues and invoices its customers based on LME prices at the time of shipment. Under accounting rules, these terms create an “embedded derivative” in our concentrate sales contracts which must be adjusted to fair value through earnings each period until the date of final copper pricing. PT Freeport Indonesia’s 2005 revenues include net additions of $223.3 million for adjustments to the fair value of embedded copper derivatives in concentrate sales contracts, compared with $68.2 million in 2004.

Gross Profit per Pound of Copper (¢)/per Ounce of Gold and Silver ($)

Year Ended December 31, 2005
Pounds of copper sold (000s)	1,456,500		1,456,500
Ounces of gold sold					2,790,200
Ounces of silver sold						4,734,600

	By-Product		Co-Product Method
	Method		Copper		Gold	Silver
Revenues, after adjustments shown below	185.4	¢	185.4	¢	$456.27	$6.36

Site production and delivery, before net non-
cash and nonrecurring costs shown below	65.2	[a]	44.0	[b]	107.71 [b]	1.76	[b]
Gold and silver credits	(89.6)		-		-	-
Treatment charges	24.1		16.2		39.75	0.65
Royalty on metals	7.1		4.8		11.77	0.19
Unit net cash costs[c]	6.8		65.0		159.23	2.60
Depreciation and amortization	14.4		9.7		23.79	0.39
Noncash and nonrecurring costs, net	0.3		0.2		0.52	0.01
Total unit costs	21.5		74.9		183.54	3.00
Revenue adjustments, primarily for pricing
on prior period open sales and silver hedging	1.2		1.4		(1.14)	0.02
PT Smelting intercompany profit elimination	(1.6)		(1.1)		(2.67)	(0.04)
Gross profit per pound/ounce	163.5	¢	110.8	¢	$268.92	$3.34

Year Ended December 31, 2004
Pounds of copper sold (000s)	991,600		991,600
Ounces of gold sold					1,443,000
Ounces of silver sold						3,257,800

	By-Product		Co-Product Method
	Method		Copper		Gold	Silver
Revenues, after adjustments shown below	136.9	¢	136.9	¢	$412.32	$6.10

Site production and delivery, before net non-
cash and nonrecurring credits shown below	77.1	[d]	53.1	[e]	159.17 [e]	2.56 [e]
Gold and silver credits	(62.2)		-		-	-
Treatment charges	20.4		14.0		42.12	0.68
Royalty on metals	4.4		3.0		9.06	0.15
Unit net cash costs[c]	39.7		70.1		210.35	3.39
Depreciation and amortization	17.0		11.7		35.03	0.56
Noncash and nonrecurring credits, net	(0.4)		(0.3)		(0.85)	(0.01)
Total unit costs	56.3		81.5		244.53	3.94
Revenue adjustments, primarily for pricing
on prior period open sales and silver hedging	1.9		2.0		0.15	0.10
PT Smelting intercompany profit elimination	(1.4)		(1.0)		(2.87)	(0.05)
Gross profit per pound/ounce	81.1	¢	56.4	¢	$165.07	$2.21

a.	Net of deferred mining costs totaling $64.9 million or 4.5¢ per pound. Upon adoption of EITF 04-6 (see “New Accounting Standards” and Note 1) mining costs will no longer be deferred.
b.	Net of deferred mining costs totaling $43.8 million or 3.0¢ per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver (see Note a above).
c.	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs.”
d.	Net of deferred mining costs totaling $77.8 million or 7.8¢ per pound (see Note a above).
e.	Net of deferred mining costs totaling $53.6 million or 5.4¢ per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver (see Note a above).

We present gross profit per pound of copper using both a “by-product” method and a “co-product” method. We use the by-product method in our presentation of gross profit per pound of copper because (1) the majority of our revenues are copper revenues, (2) we produce and sell one product, concentrates, which contains copper, gold and silver, (3) it is not possible to specifically assign our costs to revenues from the copper, gold and silver we produce in concentrates, (4) it is the method used to compare mining operations in certain industry publications and (5) it is the method used by our management and our Board of Directors to monitor our operations. In the co-product method presentation, costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

Because of the fixed nature of a large portion of our costs, unit costs vary significantly from period to period depending on volumes of copper and gold sold during the period. In addition, we have experienced significant increases in our production costs in recent years primarily as a result of higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Our energy costs, which approximate 22 percent of PT Freeport Indonesia’s production costs, primarily include purchases of 100 million gallons of diesel per year and 650,000 metric tons of coal per year. Diesel prices have risen by more than 120 percent since 2002 and our coal costs are approximately 40 percent higher. The costs of other consumables, including steel and reagents, also have increased. Our costs have been affected by the stronger Australian dollar against the U.S. dollar (approximately 40 percent increase since the beginning of 2003), which comprise approximately 15 percent of PT Freeport Indonesia’s production costs. We are pursuing cost reduction initiatives to mitigate the impacts of these increases.

Lower unit site production and delivery costs in 2005 reflected significantly higher sales volumes resulting from higher ore grades and the primarily fixed nature of a large portion of PT Freeport Indonesia’s cost structure. Unit site production and delivery costs are net of deferred mining costs, which will no longer be deferred and will be charged to cost of sales as incurred upon adoption of EITF 04-6 (see

“New Accounting Standards” and Note 1). PT Freeport Indonesia’s 2005 overburden-to-ore ratio averaged 3.1 to 1, compared with a life-of-mine average ratio of 2.4 to 1. In the fourth quarter of 2004, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 2.4 to 1 from 2.2 to 1, and in the fourth quarter of 2003 the ratio changed to 2.1 to 1 from 1.9 to 1. As of December 31, 2005, deferred mining costs totaled $285.4 million, compared with $220.4 million at December 31, 2004. See “Critical Accounting Estimates” for a discussion of changes in the estimated life-of-mine overburden-to-ore ratio.

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

In connection with our fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua (see Note 1). The additional royalties are paid on metal from production from PT Freeport Indonesia’s milling facilities above 200,000 metric tons of ore per day. PT Freeport Indonesia’s royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates.

As a result of higher copper and gold sales volumes, our 2005 royalty costs of $103.7 million increased compared with royalty costs of $43.5 million in 2004, including $18.1 million in 2005 and none in 2004 for the additional royalties discussed above. If copper prices average $2.00 per pound and gold prices average $550 per ounce during 2006, we would expect royalty costs to total approximately $83 million ($0.06 per pound of copper) for 2006. These estimates assume 2006 sales volumes of 1.3 billion pounds of copper and 1.7 million ounces of gold.

As a result of the higher copper production and sales volumes in 2005, PT Freeport Indonesia’s unit depreciation rate decreased compared with 2004. Because certain assets are depreciated on a straight-line basis, the unit rate will vary with the level of copper production and sales.

PT Freeport Indonesia has a labor agreement covering its hourly paid Indonesian employees, the key provisions of which are renegotiated biannually. The labor agreement was scheduled to expire on September 30, 2005. In June 2005, PT Freeport Indonesia and its workers agreed to terms for a new labor agreement that expires in September 2007. PT Freeport Indonesia’s relations with the workers’ union have generally been satisfactory.

Unit Net Cash Costs: By-Product Method - Unit net cash costs per pound of copper calculated using a by-product method is a measure intended to provide investors with information about the cash generating capacity of our mining operations expressed on a basis relating to our primary metal product, copper. PT Freeport Indonesia uses this measure for the same purpose and for monitoring operating performance by its mining operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. This measure is presented by other copper and gold mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

Unit site production and delivery costs in 2005 averaged $0.65 per pound of copper, $0.12 per pound lower than the $0.77 reported in 2004. Unit site production and delivery costs in 2005 benefited from higher copper sales volumes resulting from higher ore grades, but were adversely affected by higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors.

Gold and silver credits increased to $0.90 per pound in 2005, compared with $0.62 per pound in 2004, reflecting higher gold sales volumes and average realized prices in 2005. Treatment charges increased to $0.24 per pound in 2005 from $0.20 per pound in 2004 primarily because of higher copper prices and higher treatment rates. Royalties of $0.07 per pound in 2005 were almost $0.03 per pound above 2004 primarily because of higher copper and gold prices and sales volumes.

Assuming 2006 average prices of $2.00 per pound for copper and $550 per ounce for gold, and copper and gold sales of 1.3 billion pounds and 1.7 million ounces for 2006, PT Freeport Indonesia estimates that its annual 2006 unit net cash costs, including gold and silver credits, would approximate $0.51 per pound. Forecasted unit net cash costs are calculated on the same basis as the historical unit costs. Unit net cash costs for 2006 would change by approximately $0.03 per pound for each $25 per ounce change in the average price of gold for 2006. While aggregate costs are expected to be similar to 2005 amounts, estimated unit cash costs for 2006 are projected to be higher than the 2005 average, primarily because of lower 2006 copper and gold sales volumes. Because the majority of PT Freeport Indonesia’s costs are fixed, unit costs will vary with the volumes sold and will therefore be higher during the first half of 2006 and lower during the second half compared to the projected annual average.

Unit Net Cash Costs: Co-Product Method - Using the co-product method, unit site production and delivery costs in 2005 averaged $0.44 per pound of copper, compared with $0.53 in 2004. For gold, unit site production and delivery costs in 2005 averaged $108 per ounce, compared with $159 in 2004. As discussed above, unit site production and delivery costs in 2005 benefited from higher sales volumes resulting from higher ore grades, but were adversely affected by higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Treatment charges per pound of copper were higher in 2005 primarily because of higher rates and copper prices, while treatment charges per ounce of gold were slightly lower in 2005 primarily because of our method of allocating these costs. Royalties per pound and per ounce were higher in 2005 because of higher sales volumes and realized prices compared with 2004.

PT Freeport Indonesia Operating Results - 2004 Compared with 2003
PT Freeport Indonesia’s 2004 revenues were slightly higher than 2003 revenues, with higher price realizations offset by lower sales volumes. PT Freeport Indonesia reported lower production and sales in 2004, reflecting the mining of lower-grade material and accelerated overburden removal activities following the fourth-quarter 2003 slippage and debris flow events. Copper sales volumes totaled 1.0 billion pounds in 2004, 23 percent lower than the 1.3 billion pounds reported in 2003. Copper price realizations of $1.37 per pound in 2004 were $0.55 per pound higher than the 2003 realizations of $0.82 per pound. Gold sales volumes totaled 1,443,000 ounces in 2004, 42 percent lower than the 2,469,800 ounces reported in 2003. Gold price realizations of $412.32 per ounce in 2004 were $54.71 an ounce higher than the 2003 realizations of $357.61 per ounce, before realized gains related to the redemption of our Gold-Denominated Preferred Stock. Gold price realizations were $366.60 per ounce in 2003 after hedging gains from redemption of our Gold-Denominated Preferred Stock.

Total treatment charges for PT Freeport Indonesia in 2004 were lower because of the lower volume of metal sales. Royalty costs totaled $43.5 million in 2004 compared with $26.5 million in 2003, reflecting higher metal prices partly offset by lower sales volumes. Royalty costs included no additional royalties in 2004 and $6.4 million of additional royalties, discussed above, in 2003.

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

	Years Ended December 31
	2004	2003
Grasberg open pit	141,500	155,700
Deep Ore Zone	43,600	40,500
Intermediate Ore Zone	-	6,800
Total	185,100	203,000

Production from the DOZ underground mine averaged 43,600 metric tons of ore per day, representing 24 percent of total 2004 mill throughput. The Intermediate Ore Zone underground mine was depleted during the third quarter of 2003, producing almost 30 percent more copper and gold throughout its 10-year life than the initial reserve estimates.

Copper ore grades averaged 0.87 percent in 2004, compared with 1.09 percent in 2003. Copper recovery rates were 88.6 percent for 2004, compared with 89.0 percent for 2003. In 2004, gold ore grades averaged 0.88 g/t, compared with 1.54 g/t in 2003. Gold recovery rates were 81.8 percent for 2004, compared with 87.3 percent for 2003. The mining of lower grade material resulted in lower 2004 recovery rates.

Gross Profit per Pound of Copper (¢)/per Ounce of Gold and Silver ($)

Year Ended December 31, 2003
Pounds of copper sold (000s)	1,295,600		1,295,600
Ounces of gold sold					2,469,800
Ounces of silver sold							4,126,700

	By-Product		Co-Product Method
	Method		Copper		Gold		Silver
Revenues, after adjustments shown below	81.9	¢	81.9	¢	$366.60		$5.15

Site production and delivery, before net
reclamation, noncash and nonrecurring
costs shown below	47.6	[a]	25.7	[b]	112.44	[b]	1.49	[b]
Gold and silver credits	(69.8)		-		-		-
Treatment charges	17.9		9.7		42.24		0.56
Royalty on metals	2.0		1.1		4.82		0.06
Unit net cash costs (credits)[c]	(2.3)		36.5		159.50		2.11
Depreciation and amortization	14.7		7.9		34.69		0.46
Reclamation, noncash and nonrecurring
costs, net	1.2		0.7		2.91		0.04
Total unit costs	13.6		45.1		197.10		2.61
Revenue adjustments, primarily for pricing
on prior period open sales and
gold/silver hedging	2.8		1.0		0.55		0.01
PT Smelting intercompany profit elimination	0.5		0.3		1.28		0.02
Reclamation incurred	0.1		0.1		0.22		-
Gross profit per pound/ounce	71.7	¢	38.2	¢	$171.55		$2.57

a.	Net of deferred mining costs totaling $64.4 million or 5.0¢ per pound. Upon adoption of EITF 04-6 (See “New Accounting Standards” and Note 1), mining costs will no longer be deferred.
b.	Net of deferred mining costs totaling $34.8 million or 2.7¢ per pound for copper, $29.0 million or $11.73 per ounce for gold and $0.6 million or $0.16 per ounce for silver (see Note a above).
c.
For a reconciliation of unit net cash costs (credits) to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs.”

Unit Net Cash Costs: By-Product Method - Unit net cash costs, including gold and silver credits, averaged $0.40 per pound of copper during 2004, compared with a net credit of $(0.02) per pound for 2003. Higher unit site production and delivery costs in 2004 reflected significantly lower sales volumes resulting from lower ore grades and the primarily fixed nature of a large portion of PT Freeport Indonesia’s cost structure. In addition, the lower sales volumes resulted in PT Freeport Indonesia being allocated a larger percentage of those fixed costs in 2004 under our joint venture arrangements with Rio Tinto. To a lesser extent, 2004 unit costs were impacted by higher energy costs, increased maintenance costs, the impact of a stronger Australian dollar and increased treatment and refining charge rates caused by higher copper prices and our customer mix.

Unit site production and delivery costs in 2004 averaged $0.77 per pound of copper, $0.29 per pound higher than the $0.48 reported in 2003. Unit production and delivery costs are net of deferred mining costs of $0.08 per pound ($77.8 million) for 2004 and $0.05 per pound ($64.4 million) for 2003. The increase in deferred mining costs included the effects of PT Freeport Indonesia’s accelerated overburden removal efforts during 2004. In the fourth quarter of 2004, PT Freeport Indonesia changed its life-of-mine overburden-to-ore ratio to 2.4 to 1 from 2.2 to 1, and in the fourth quarter of 2003 the ratio changed to 2.1 to 1 from 1.9 to 1. The fourth-quarter 2004 change increased 2004 costs by $5.5 million or 0.6 cents per pound. See “Critical Accounting Estimates” for a discussion of changes in the estimated life-of-mine overburden-to-ore ratio.

Gold and silver credits were $0.62 per pound for 2004, compared with $0.70 for 2003. The decrease primarily reflects the reduced production and sales of gold during 2004, partly offset by the improved gold realizations. Royalties of $0.04 per pound in 2004 were $0.02 per pound above the 2003 period primarily because of higher copper and gold prices. As a result of the lower copper production and sales in 2004, PT Freeport Indonesia’s depreciation rate per pound of copper increased to $0.17 for 2004 compared with $0.15 for 2003.

Unit Net Cash Costs: Co-Product Method - Under the co-product method, unit site production and delivery costs in 2004 averaged $0.53 per pound of copper, compared with $0.26 in 2003. For gold, unit site production and delivery costs in 2004 averaged $159 per ounce, compared with $112 in 2003. The higher unit costs in 2004 primarily reflect the lower sales volumes for copper and gold in 2004. Treatment charges per pound of copper were higher in 2004 because of higher rates, compared with 2003, and were essentially unchanged per ounce of gold in 2004, compared with 2003. Royalties per pound and per ounce were higher in 2004 because of higher realized prices compared with 2003.

PT Freeport Indonesia Sales Outlook
PT Freeport Indonesia sells its copper concentrates primarily under long-term sales agreements denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia expects its share of sales to approximate 1.3 billion pounds of copper and 1.7 million ounces of gold for 2006, and to average 1.3 billion pounds of copper and 1.9 million ounces of gold annually over the next five years (2006 - 2010). At the Grasberg mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual copper and gold sales. During 2006, approximately 58 percent of copper and gold sales are expected in the second half of the year. Because of mine sequencing, first-quarter 2006 sales are expected to be the lowest of the year, estimated to approximate 240 million pounds of copper and 340,000 ounces of gold.

PT Freeport Indonesia has long-term contracts to provide approximately 60 percent of Atlantic Copper’s copper concentrate requirements at market prices and nearly all of PT Smelting’s copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting’s operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound during the period from the commencement of PT Smelting’s operations in 1998 until April 2004, when it declined to a minimum of $0.21 per pound. PT Smelting’s rates for 2006 are expected to exceed the minimum $0.21 per pound (see “Smelting and Refining”).

Exploration and Reserves
During 2005, net additions and revisions to the aggregate proven and probable reserves at the Grasberg minerals district totaled approximately 132 million metric tons of ore representing increases of 2.1 billion recoverable pounds of copper, 0.4 million recoverable ounces of gold and 12.1 million recoverable ounces of silver. The additions were primarily the result of positive drilling results at the Mill Level Zone and Deep Mill Level Zone deposits, a 345-million-metric-ton complex with average ore grades of 1.06 percent copper and 0.83 g/t of gold, and at the Grasberg underground extension to the Kucing Liar deposit, a 579-million-metric-ton ore body with average ore grades of 1.20 percent copper and 1.06 g/t of gold. Completion of a successful feasibility study at Big Gossan also contributed to these gains. Our aggregate exploration budget for 2006, including Rio Tinto’s share, is expected to total approximately $15 million ($10 million for our share) with most of the effort focused on potential extensions of the Grasberg underground and Kucing Liar mine complex, and testing downward extensions of the previously mined Ertsberg deposit. We continue to assess the timing of resumption of suspended exploration activities in areas outside the existing producing area of the Grasberg minerals district.

Net of Rio Tinto’s share, PT Freeport Indonesia’s share of proven and probable recoverable reserves as of December 31, 2005, was 40.3 billion pounds of copper, 43.9 million ounces of gold and 127.0 million ounces of silver. FCX’s equity interest in proven and probable recoverable reserves as of December 31, 2005, was 36.5 billion pounds of copper, 39.8 million ounces of gold and 115.1 million ounces of silver (see Note 13). PT Freeport Indonesia’s share of reserve additions replaced approximately 86 percent of its 2005 copper production, 9 percent of 2005 gold production and 153 percent of 2005 silver production. Estimated recoverable reserves were assessed using a copper price of $0.90 per pound and a gold price of $350 per ounce. If we adjusted metal prices used in our reserve estimates to the approximate average London spot prices for the past three years ($1.26 per pound of copper and $406 per ounce of gold), the additions to proven and probable reserves would not be material to reported reserves.

The Indonesian government previously approved suspensions of our field exploration activities outside of our current mining operations area, which have been in suspension in recent years due to safety and security issues and regulatory uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. The current suspensions were granted for one-year periods ending February 26, 2006, for Block B; March 31, 2006, for PT Nabire Bakti Mining; and November 15, 2006, for Eastern Minerals. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. We continue to assess these requirements and security issues. The timing for our resumption of exploration activities in our Contract of Work areas outside of Block A depends on the resolution of these matters.

SMELTING AND REFINING OPERATIONS

Our investment in smelters serves an important role in our concentrate marketing strategy. PT Freeport Indonesia generally sells approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. Through downstream integration, we are assured placement of a significant portion of our concentrate production. Low smelter treatment and refining charges in recent years adversely affected the operating results of Atlantic Copper and benefited the operating results of PT Freeport Indonesia’s mining operations. Market rates for treatment and refining charges have increased significantly since late 2004 as worldwide smelter availability was insufficient to accommodate increased mine production. Higher treatment and refining charges benefit our smelter operations and adversely affect our mining operations. Taking into account taxes and minority ownership interests, an equivalent change in smelting and refining charge rates essentially offsets in our consolidated operating results.

Atlantic Copper Operating Results
	Years Ended December 31,
(In Millions)	2005	2004	2003
Gross profit (loss)	$45.6	$(69.4)	$(10.7)
Add depreciation and amortization expense	29.0	28.6	28.5
Other	3.7	16.4 [a]	4.6
Cash margin (deficit)	$78.3	$(24.4)[b]	$22.4

Operating income (loss) (in millions)	$34.8	$(83.5)	$(21.8)
Concentrate and scrap treated (metric tons)	975,400	768,100	964,400
Anodes production (000s of pounds)	626,600	494,400	640,000
Treatment rates per pound	$0.23	$0.16	$0.16
Cathodes, wire rod and wire sales (000s of pounds)	548,600	479,200	546,800
Cathode cash unit cost per pound[c]	$0.17	$0.25	$0.16
Gold sales in anodes and slimes (ounces)	542,800	316,700	929,700

a.	Includes a $9.8 million charge for Atlantic Copper’s workforce reduction plan.
b.	Includes costs related to Atlantic Copper’s 51-day major maintenance turnaround totaling $27.5 million.
c.
For a reconciliation of cathode cash unit cost per pound to production costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs” below.

Atlantic Copper Operating Results - 2005 Compared with 2004
Atlantic Copper’s operating cash margin was $78.3 million in 2005, compared with a deficit of $24.4 million in 2004. The deficit in 2004 was primarily attributable to Atlantic Copper’s major maintenance turnaround, which began in March 2004 and was completed in May 2004. Atlantic Copper reported operating income of $34.8 million in 2005, compared with operating losses of $83.5 million in 2004. The positive results in 2005 primarily reflect higher treatment charge rates, realized benefits from a recent cost reduction and operational enhancement effort and copper market pricing conditions, partially offset by higher energy costs, compared with 2004, which included a 51-day scheduled major maintenance turnaround and a $12.0 million charge for work force reductions. The maintenance turnaround adversely affected costs and volumes resulting in impacts of approximately $40 million, including an approximate $12 million impact from lower volumes, on 2004 operating results and net income. Major maintenance turnarounds typically occur approximately every nine years for Atlantic Copper, with significantly shorter term maintenance turnarounds occurring in the interim. Atlantic Copper has a 22-day maintenance turnaround currently scheduled for 2007.

Atlantic Copper treated 975,400 metric tons of concentrate and scrap in 2005, compared with 768,100 metric tons in 2004. Cathode production totaled 545.3 million pounds and sales totaled 548.6 million pounds during 2005, compared with cathode production of 454.7 million pounds and sales of 479.2 million pounds during 2004. Atlantic Copper’s cathode cash unit cost per pound of copper averaged $0.17 in 2005 and $0.25 in 2004. Unit costs in 2004 were adversely affected by lower production and higher costs from the scheduled maintenance turnaround. Atlantic Copper’s treatment charges (including price participation), which are what PT Freeport Indonesia and third parties pay Atlantic Copper to smelt and refine concentrates, averaged $0.23 per pound in 2005 and $0.16 per pound in 2004. Excess smelter capacity, combined with limited copper concentrate availability, resulted in historically low long-term treatment and refining rates for the past several years. However, as discussed above, treatment charge rates have increased significantly since late 2004 with increased mine production and higher copper prices. Atlantic Copper expects these higher rates to benefit its 2006 operations with its average rates at current copper prices projected to approximate $0.28 per pound in 2006.

We defer recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until the final sales to third parties occur. Changes in these net deferrals resulted in reductions to our operating income totaling $145.0 million ($77.8 million to net income or $0.35 per share) in 2005, compared with $24.7 million ($12.7 million to net income or $0.07 per share) in 2004. At December 31, 2005, our net deferred profits on PT Freeport Indonesia concentrate inventories at Atlantic Copper and PT Smelting to be recognized in future periods’ net income after taxes and minority interest sharing totaled $119.8 million. Based on copper prices of $2.00 per pound and gold prices of $550 per ounce for the first quarter of 2006 and current shipping schedules, we expect that the net change in deferred profits on intercompany sales will result in an increase to net income of approximately $60 million in the first quarter of 2006. The actual change in deferred intercompany profits may differ substantially from this estimate because of changes in the timing of shipments to affiliated smelters and metal prices.

As of December 31, 2005, FCX’s net investment in Atlantic Copper totaled approximately $115 million, FCX had a $189.5 million loan outstanding to Atlantic Copper and Atlantic Copper’s debt to third parties under nonrecourse financing arrangements totaled $5.0 million. In March 2004, we used a portion of the proceeds from the sale of our 6⅞% Senior Notes to fund Atlantic Copper’s repayment of $162.4 million of its borrowings (see “Capital Resources and Liquidity - Financing Activities”). Atlantic Copper recorded a $3.7 million ($0.02 per share) accounting charge for losses on early extinguishment of debt in 2004 related to these debt repayments.

Atlantic Copper Operating Results - 2004 Compared with 2003
As discussed above, Atlantic Copper completed a 51-day scheduled major maintenance turnaround in May 2004, adversely affecting 2004 results. Atlantic Copper’s operating cash margin was a $24.4 million deficit in 2004, compared with a positive $22.4 million in 2003. The deficit in 2004 was primarily because of Atlantic Copper’s major maintenance turnaround.

Atlantic Copper treated 768,100 metric tons of concentrate and scrap in 2004, compared with 964,400 metric tons in 2003. Cathode production totaled 454.7 million pounds and sales totaled 479.2 million pounds during 2004, compared with cathode production of 544.7 million pounds and sales of 546.8 million pounds during 2003. Atlantic Copper’s cathode cash unit cost per pound of copper, before currency hedging, averaged $0.25 in 2004 and $0.16 in 2003. Unit costs for 2004 were adversely affected by lower production and higher costs from the maintenance turnaround. Treatment charges (including price participation) were at historically low levels, averaging $0.16 per pound for 2004 and 2003.

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

During 2004, Atlantic Copper undertook a cost reduction and operational enhancement plan designed to reduce unit costs, including a reduction in workforce, and enhance operational and administrative efficiencies. In addition, in December 2004, Atlantic Copper completed a sale of its wire rod and wire assets for $18.3 million cash, resulting in a $7.5 million gain. The sale has enabled Atlantic Copper to simplify its business and management structure and reduce working capital requirements.

PT Smelting Operating Results
	Years Ended December 31,
(In Millions)	2005	2004	2003
PT Freeport Indonesia sales to PT Smelting	$1,008.5	$696.0	$510.2
Equity in PT Smelting earnings	9.3	2.0	5.6
PT Freeport Indonesia operating profits (deferred) recognized	(23.6)	(13.8)	7.0

PT Smelting Operating Results - 2005 Compared with 2004
PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting using the equity method and provides PT Smelting with substantially all of its concentrate requirements (see Note 9). During the second quarter of 2004, PT Smelting completed a 31-day maintenance turnaround and resumed normal operations. Major maintenance turnarounds of this duration typically occur approximately every four years for PT Smelting, with significantly shorter term maintenance turnarounds in the interim. PT Smelting has an 18-day maintenance turnaround scheduled for mid-2006 and its next major maintenance turnaround is scheduled for 2008. PT Smelting also completed a refinery expansion during the 2004 maintenance turnaround, increasing its production capacity to approximately 250,000 metric tons of copper metal per year. PT Smelting plans to further expand its production capacity to approximately 270,000 metric tons of copper metal per year by the middle of 2006.

PT Smelting treated 908,900 metric tons of concentrate in 2005 and 758,100 metric tons in 2004. Higher concentrate tonnage from PT Freeport Indonesia in 2005 resulted in higher production, compared with 2004 when PT Freeport Indonesia’s production was much lower. PT Smelting produced 579.7 million pounds of cathodes and sold 580.9 million pounds of cathodes in 2005, compared with production of 464.0 million pounds and sales of 462.9 million pounds in 2004. PT Smelting’s cathode cash unit costs averaged $0.13 per pound in 2005 and $0.12 per pound in 2004, reflecting higher energy costs in 2005 partly offset by higher volumes in 2005 (see “Product Revenues and Production Costs”).

PT Smelting Operating Results - 2004 Compared with 2003
PT Smelting treated 758,100 metric tons of concentrate in 2004 and 824,800 metric tons in 2003. PT Smelting reported production of 464.0 million pounds of cathodes and sales of 462.9 million pounds of cathodes in 2004, compared with production of 492.4 million pounds and sales of 493.5 million pounds in 2003. PT Smelting’s cathode cash unit costs averaged $0.12 per pound in 2004 and $0.10 per pound in 2003. The 2004 unit costs reflect the impact of lower volumes in 2004 resulting from the scheduled maintenance turnaround.

CAPITAL RESOURCES AND LIQUIDITY

Our operating cash flows vary with prices realized for copper and gold sales, our production levels, production costs, cash payments for income taxes and interest, working capital changes and other factors. Based on current mine plans and subject to future copper and gold prices, we expect to generate operating cash flows in excess of our budgeted capital expenditures, providing opportunities to reduce debt further and return cash to shareholders through dividends and share purchases. Financial transactions completed during 2005 totaled $1.2 billion, including $0.7 billion in debt reductions and $0.5 billion in common stock dividends and share purchases. During 2005 our Board of Directors authorized three supplemental common stock dividends totaling $1.50 per share, and increased our current regular common stock dividend to $1.25 per share, which is payable quarterly beginning February 1, 2006, at a rate of $0.3125 per share. In January 2006, our Board of Directors declared a supplemental dividend of $0.50 per share payable March 31, 2006 to shareholders of record on March 15, 2006. Our Board of Directors will continue to review our dividend policy.

We purchased 2.4 million shares of our common stock for $80.2 million ($33.83 per share average) during 2005 and have purchased a total of 5.8 million shares for $179.7 million ($31.22 per share average) under the Board authorized 20-million share open market purchase program. As of February 28, 2006, 14.2 million shares remain available under the Board authorized 20-million share open market purchase program.

The potential payment of future regular and supplemental dividends will be determined by our Board of Directors and will be dependent upon many factors, including FCX’s cash flows and financial position, copper and gold prices, and general economic and market conditions. The timing of future purchases of our common stock is dependent upon a number of factors including the price of our common shares, our cash flows and financial position, copper and gold prices and general economic and market conditions.

Operating Activities
We generated operating cash flows totaling $1,552.5 million, including $178.8 million from working capital sources, during 2005, compared with $341.4 million in 2004. The significant improvement in 2005 compared with the prior year primarily reflects significantly higher production and sales and higher copper and gold prices and a decrease in working capital requirements.

Our operating cash flows totaled $341.4 million in 2004, including $85.9 million received as a settlement from insurance coverage related to the fourth-quarter 2003 slippage and debris flow events and $130.7 million used for working capital requirements, compared with $572.1 million in 2003. The decrease in 2004 from the prior year reflects the extended maintenance turnaround at Atlantic Copper and increased working capital requirements. For 2004, significant uses of cash from operating activities included increases in deferred mining costs, accounts receivable and inventories. For 2003, significant uses included increases in deferred mining costs and inventories, and payment of income taxes, partly offset by an increase in our accounts payable and accrued liabilities.

Operating activities are expected to generate positive cash flows for the foreseeable future based on anticipated operating results and metal prices. Using estimated sales volumes for 2006 and assuming prices of $2.00 per pound of copper and $550 per ounce of gold, we would generate operating cash flows approximating $1.1 billion in 2006. First-quarter 2006 operating cash flows are expected to be the lowest of the year as a result of significant tax payments related to 2005, other working capital requirements, lower first-quarter sales volumes, and a hedging loss from the February 1, 2006 redemption of our Gold-Denominated Preferred Stock (see below).

Investing Activities
Total capital expenditures of $143.0 million in 2005 were only slightly higher than the $141.0 million reported in 2004. Our capital expenditures for 2005 included approximately $16 million for the DOZ expansion and $19 million for the Common Infrastructure project. The largest individual capital expenditures for 2004 primarily related to long-term development projects, including development of the DOZ mine, totaling approximately $37 million. Capital expenditures in 2003, which totaled $139.2 million, included the expansion of the DOZ mine (approximately $22 million) and work on the Grasberg overburden handling system (approximately $21 million). Capital expenditures, including approximately $115 million for long-term projects, are estimated to total $250 million for 2006 and average approximately $200 million per year over the next five years.

In the first quarter of 2005, PT Freeport Indonesia received the $23.2 million balance of its share of insurance settlement proceeds related to its open-pit slippage claim, $2.0 million of which represented a recovery of property losses. In 2005, we sold a parcel of land in Arizona held by a joint venture in which we own a 50 percent interest and our share of net cash proceeds from the sale totaled $6.6 million. In November 2004, this same joint venture completed the sale to a real estate developer of a parcel of land in Arizona where the joint venture previously was engaged in a copper mining research project. Our share of net cash proceeds from the sale totaled $21.6 million. In December 2004, Atlantic Copper completed a sale of its wire rod and wire assets and received $18.3 million cash.

In 2001, we sold $603.8 million of 8¼% Convertible Senior Notes due 2006. The terms of the notes required that we use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities to secure and pay for the first six semiannual interest payments. We sold $6.7 million of these restricted investments in 2004 and $46.6 million in 2003 to pay interest. Conversions of these notes allowed us to sell $15.1 million of our restricted investments during 2004 and $27.0 million during 2003 (see below). In the first quarter of 2004, Atlantic Copper repaid its working capital revolving credit facility that was secured by certain copper concentrate inventory, resulting in the release of $11.0 million of previously restricted cash.

In July 2003, we acquired the 85.7 percent ownership interest in Puncakjaya Power owned by affiliates of Duke Energy Corporation for $68.1 million cash, net of $9.9 million of cash acquired. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements.

Financing Activities
As of December 31, 2005, we had total unrestricted cash and cash equivalents of $763.6 million and total outstanding debt of $1.3 billion. Debt was reduced by $696.0 million during 2005, primarily reflecting the following transactions to accelerate the repayment of debt totaling $669.9 million:

•	prepayment of $187.0 million of Puncakjaya Power’s bank debt;

•	purchases in open market transactions of
o	$216.1 million of 10⅛% Senior Notes due 2010 for $239.4 million;
o	$11.1 million of 7.50% Senior Notes due 2006 for $11.5 million; and
o	$4.4 million of 7.20% Senior Notes due 2026 for $4.1 million;

•	privately negotiated transactions to induce conversion of $251.3 million of 7% Convertible Senior Notes due 2011 into 8.1 million shares of FCX common stock.

We recorded charges of $52.2 million ($40.2 million to net income, net of related reduction of interest expense, or $0.18 per share) in 2005 as a result of these transactions. The aggregate interest cost savings of these transactions is estimated to approximate $48 million per annum. In January 2006, we privately negotiated transactions to induce conversion of $11.0 million of our 7% Convertible Senior Notes into 0.4 million shares of FCX common stock. We will record net charges of $0.8 million, $0.5 million to net income, in the first quarter of 2006 as a result of these transactions. We are continuing to assess opportunities to repay debt in advance of scheduled maturities.

On August 1, 2005, we funded the seventh of eight scheduled annual redemption payments on our Silver-Denominated Preferred Stock for $17.5 million. The mandatory redemption resulted in a $12.5 million decrease in debt and a reduction of revenues of $5.0 million, $2.6 million to net income or $0.01 per share, in 2005. Mandatory partial redemptions of our Silver-Denominated Preferred Stock totaled $13.9 million in 2004 and $10.8 million in 2003. Our Gold-Denominated and Silver-Denominated Preferred Stock are treated as hedges and any gains or losses realized upon redemption are therefore recorded as adjustments to revenues under accounting rules in place at the time of their original issuance. In February 2006, we redeemed the 4.3 million shares of our Gold-Denominated Preferred Stock, Series II for $236.3 million. The mandatory redemption resulted in a $167.4 million decrease in debt and a hedging loss to 2006 revenues of $69.0 million, $36.6 million to net income or $0.20 per share based on outstanding shares at December 31, 2005.

In 2003, our Board of Directors approved a new open market share purchase program for up to 20 million shares, which replaced our previous program. Through February 24, 2006, under this new program, we acquired 2.4 million shares in 2005 for $80.2 million, $33.83 per share average, and 3.4 million shares in 2004 for $99.5 million, $29.39 per share average, and 14.2 million shares remain available. The timing of future purchases of our common stock is dependent on many factors including the price of our common shares, our cash flows and financial position, copper and gold prices and general economic and market conditions.

Common stock dividends totaled $452.5 million in 2005 ($2.50 per share), including $272.3 million ($1.50 per share) for the three $0.50 per share supplemental dividends paid on March 31, 2005, September 30, 2005, and December 30, 2005. In November 2005, our Board of Directors authorized an increase in our annual common stock dividend to $1.25 per share (from $1.00 per share). The dividend will be payable quarterly ($0.3125 per share) beginning with the February 1, 2006 dividend payment. In January 2006, our Board of Directors declared a supplemental dividend of $0.50 per share payable March 31, 2006 to shareholders of record on March 15, 2006. The declaration and payment of dividends is at the discretion of our Board of Directors. The amount of our current quarterly cash dividend ($0.3125 per share) on our common stock and the possible payment of additional future supplemental cash dividends will depend on our financial results, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

In February 2003, our Board of Directors authorized the initiation of an annual cash dividend on our common stock of $0.36 per share, increased the dividend in October 2003 to an annual rate of $0.80 per share and increased the dividend again in October 2004 to an annual rate of $1.00 per share. In December 2004, our Board of Directors authorized a supplemental common stock dividend of $0.25 per share, which was paid on December 29, 2004. Dividend payments on common stock totaled $198.8 million in 2004 and $41.7 million in 2003. Cash dividends on preferred stock, $60.5 million in 2005 and $35.5 million in 2004, represent dividends on our 5½% Convertible Perpetual Preferred Stock we sold in March 2004 (see below). The 2003 preferred dividends of $33.7 million were for our Step-Up Convertible Preferred Stock that we called for redemption in December 2003 (see below). Cash dividends to minority interests represent dividends paid to the minority interest owners of PT Freeport Indonesia and Puncakjaya Power. Pursuant to the restricted payment covenants in our 10⅛% Senior Notes and 6⅞% Senior Notes, the amount available for dividend payments, purchases of our common stock and other restricted payments as of December 31, 2005, was approximately $760 million.

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

In February 2004, we sold $350 million of 6⅞% Senior Notes due 2014 for net proceeds of $344.4 million. We used a portion of the proceeds to repay $162.4 million of Atlantic Copper borrowings and to refinance other FCX 2004 debt maturities. Atlantic Copper recorded a $3.7 million charge to losses on early extinguishment of debt to accelerate amortization of deferred financing costs. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2004. We may redeem some or all of the notes at our option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the notes contains certain restrictions, including restrictions on incurring debt, creating liens, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. During the second quarter of 2004, we purchased in the open market $9.7 million of the 6⅞% Senior Notes for $8.8 million, which resulted in a net gain of $0.8 million recorded as a reduction to losses on early extinguishment and conversion of debt.

In March 2004, we sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for $1.1 billion, with net proceeds totaling $1.067 billion. Each share of preferred stock was initially convertible into 18.8019 shares of our common stock, equivalent to an initial conversion price of approximately $53.19 per common share. The conversion rate is adjustable upon the occurrence of certain events, including any quarter that our common stock dividend exceeds $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through February 2006 discussed above, each share of preferred stock is now convertible into 19.7273 shares of FCX common stock, equivalent to a conversion price of approximately $50.69 per common share. Beginning March 30, 2009, we may redeem shares of the preferred stock by paying cash, our common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if our common stock price has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. We used a portion of the proceeds from the sale to purchase 23.9 million shares of FCX common stock owned by Rio Tinto for $881.9 million (approximately $36.85 per share) and used the remainder for general corporate purposes. Rio Tinto no longer owns any equity interest in FCX; however, it is still PT Freeport Indonesia’s joint venture partner (see Note 2).

During the first quarter of 2003, we completed two senior note offerings. In January 2003, we sold $500 million of 10⅛% Senior Notes due 2010. Interest on the notes is payable semiannually on February 1 and August 1 of each year. We may redeem some or all of the notes at our option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. The indenture governing the notes contains certain restrictions on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. At December 31, 2005, $283.9 million of the notes remained outstanding.

In February 2003, we sold $575 million of 7% Convertible Senior Notes due 2011. Interest on the notes is payable semiannually on March 1 and September 1 of each year. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX’s common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. At December 31, 2005, $323.7 million of the notes remained outstanding. We used a portion of the $1.046 billion in net proceeds from the two first-quarter 2003 note offerings to repay all of the then-outstanding amounts under our bank credit facilities.

In April 2003, we concluded tender offers to purchase our outstanding 7.20% Senior Notes due 2026 and our 7.50% Senior Notes due 2006. Of the $450 million outstanding at March 31, 2003, notes with a face amount of $234.0 million were tendered for $239.0 million cash. We recorded a charge of $6.6 million ($4.8 million to net income or $0.03 per share) in 2003 associated with these early extinguishments of debt. In July 2003, we purchased an additional $76.0 million face amount of our 7.20% Senior Notes for $77.2 million, and recorded a $1.3 million ($0.9 million to net income or less than $0.01 per share) charge to losses on extinguishment of debt. In October 2003, the holders of $68.9 million of the remaining $73.5 million of outstanding 7.20% Senior Notes elected early repayment in November 2003 as permitted under their terms. As discussed above, in 2005 we purchased in open market transactions $4.4 million of our 7.20% Senior Notes and $11.1 million of our 7.50% Senior Notes, resulting in charges of less than $0.1 million. At December 31, 2005, we had outstanding $0.2 million of 7.20% Senior Notes and $55.4 million of 7.50% Senior Notes.

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

As a result of the transactions discussed above, we had net cash borrowings (repayments) of debt totaling $(493.0) million in 2005, $(30.0) million in 2004 and $37.5 million in 2003.

Debt Maturities. Below is a summary (in millions) of our total debt maturities based on loan balances as of December 31, 2005, and original issue amounts for mandatorily redeemable preferred stock.

	2006		2007	2008	2009	2010	Thereafter
Equipment loans and other	$13.1		$13.5	$13.5	$13.5	$10.2	$3.7
Redeemable preferred stock	179.9		-	-	-	-	-
7.50% Senior Notes due 2006	55.4		-	-	-	-	-
Atlantic Copper debt	5.0		-	-	-	-	-
10⅛% Senior Notes due 2010	-		-	-	-	283.9	-
7% Convertible Senior Notes due 2011[a]	-		-	-	-	-	323.7
6⅞% Senior Notes due 2014	-		-	-	-	-	340.3
7.20% Senior Notes due 2026	-		-	-	-	-	0.2
Total debt maturities	$253.4		$13.5	$13.5	$13.5	$294.1	$667.9
Pro forma adjustment	77.5	[b]	-	-	-	-	(11.0)[c]
Pro forma debt maturities	$330.9		$13.5	$13.5	$13.5	$294.1	$656.9

a.	Conversion price is $30.87 per share.
b.
Represents additional amounts due above the original issue amounts based on the price of gold and silver, totaling $69.0 million for our Gold-Denominated Preferred Stock, Series II and $8.5 million for our Silver-Denominated Preferred Stock. For the Gold-Denominated Preferred Stock, the adjustment is based on the February 2006 redemption amount. For the Silver-Denominated Preferred Stock, we calculated the adjustment using the December 30, 2005, London silver fixing price for one ounce of silver ($8.83) in the London bullion market (which determines the Silver-Denominated Preferred Stock redemption amount).

c.	Includes the 7% Convertible Senior Notes due 2011 that we induced conversion of in January 2006 (see above).

Other Contractual Obligations
In addition to our debt and redeemable preferred stock maturities shown above, we have other contractual obligations and commitments, which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments include PT Freeport Indonesia’s commitments to provide one percent of its annual revenue for development of the local people in our area of operations through the Freeport Partnership Fund for Community Development and to contribute amounts to a cash fund designed to accumulate at least $100 million by the end of our Indonesian mining activities to pay for mine closure and reclamation. Atlantic Copper has a mostly unfunded contractual obligation denominated in euros to supplement amounts paid to certain retired employees. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years, beginning August 2002, to an approved insurance company for an estimated 72 million euro contractual obligation to the retired employees. Atlantic Copper had $57.2 million recorded as of December 31, 2005, for this obligation and is amortizing the unaccrued balance of $7.0 million over the remaining 11-year funding period. Atlantic Copper has firm contractual commitments with third parties to purchase concentrates at market prices. We have various noncancelable operating leases and open purchase orders at December 31, 2005. A summary of these various obligations follows (in millions, except concentrates):

			1 Year	Years	Years	More than 5
	Total		or Less	2 - 3	4 - 5	Years
PT Freeport Indonesia mine closure and
reclamation fund	$20.9	[a]	$0.9	$1.4	$1.4	$17.2
Atlantic Copper contractual obligation
to insurance company	$93.6		$8.5	$17.0	$17.0	$51.1
Atlantic Copper contracts to purchase
concentrates at market prices
(in thousand metric tons)	1,170		375	605	190	-
Aggregate operating leases, including
Rio Tinto’s share[b]	$36.8		$8.2	$15.2	$11.4	$2.0
Open purchase orders at
December 31, 2005	$113.4		$113.4	-	-	-

a.	Funding plus accrued interest are projected to accumulate to $100.0 million by the end of our Indonesian mining activities.
b.	Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.8 million due under noncancelable subleases.

Environmental Matters
We believe that we conduct our Indonesian operations pursuant to applicable permits and that we comply in all material respects with applicable Indonesian environmental laws, rules and regulations. We have had four independent environmental audits conducted by internationally recognized environmental consulting and auditing firms. Audits were completed in 1996 by Dames & Moore, in 1999 by Montgomery Watson, in 2002 by SGS International Certification Services Indonesia, a member of the Société Générale de Surveillance group, and in 2005 by Montgomery Watson Harza. Montgomery Watson Harza has completed the fieldwork for the 2005 audit and we expect the audit report to be issued in the first quarter of 2006.

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

We will determine our ultimate reclamation and closure activities based on applicable laws and regulations and our assessment of appropriate remedial activities in the circumstances after consultation with governmental authorities, affected local residents and other affected parties. As of December 31, 2005, we estimated aggregate reclamation and closure obligations to be approximately $156 million for PT Freeport Indonesia and $15 million for Atlantic Copper. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time, and actual costs may vary from our estimates. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of the Grasberg open-pit mining operations and at the end of all mining activities, which are currently estimated to continue for more than 35 years.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($7.2 million balance at December 31, 2005) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of our business. We incurred aggregate environmental capital expenditures and other environmental costs totaling $44.0 million in 2005, $65.1 million in 2004 and $72.1 million in 2003, including tailings management levee maintenance and mine reclamation. In 2006, we expect to incur approximately $28 million of aggregate environmental capital expenditures and $37 million of other environmental costs. These environmental expenditures are part of our overall 2006 operating budget.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk
Our consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and Atlantic Copper’s sale of copper anodes, cathodes, wire rod, wire and gold in anodes and slimes. Atlantic Copper sold its wire rod and wire assets in December 2004. Our consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.10 in the average price per pound of copper would have an approximate $130 million impact on our 2006 consolidated revenues and an approximate $65 million impact on our 2006 consolidated net income, assuming 2006 PT Freeport Indonesia copper sales of approximately 1.3 billion pounds. A change of $25 in the average price per ounce of gold would have an approximate $42 million impact on our 2006 consolidated revenues and an approximate $21 million impact on our 2006 consolidated net income, assuming 2006 PT Freeport Indonesia gold sales of approximately 1.7 million ounces.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We currently have no copper or gold price protection contracts relating to our mine production. We had outstanding Gold-Denominated and Silver-Denominated Preferred Stock with dividends and redemption amounts determined by commodity prices. Our Gold-Denominated Preferred Stock was redeemed in February 2006 and the final scheduled redemption for our Silver-Denominated Preferred Stock is in August 2006 (see “Capital Resources and Liquidity - Financing Activities”).

PT Freeport Indonesia’s concentrate sales agreements, with regard to copper, provide for provisional billings at the time of shipment with final pricing settlement generally based on the average LME price for a specified future period. Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” PT Freeport Indonesia’s sales based on a provisional sales price contain an embedded derivative, which we bifurcate from the sale of the concentrates at the current spot LME price. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period until the date of final copper pricing (see Note 1). At December 31, 2005, we had consolidated embedded derivatives on copper sales totaling 379.6 million pounds recorded at an average price of $2.03 per pound. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. We estimate that a one-cent change in the average price used for these embedded derivatives and realized prices for these sales would have an approximate $4 million impact on our 2006 consolidated revenues and an approximate $2 million impact on our 2006 consolidated net income.

At December 31, 2005, we had outstanding two issues of redeemable preferred stock, which have cash dividend and redemption requirements indexed to gold and silver prices. We account for these securities as a hedge of future production and reflect them as debt on our balance sheets at their original issue value less redemptions under accounting rules in place at the time of their original issuance. As redemption payments occur, differences between the carrying value and the redemption payment, which is based on commodity prices at the time of redemption, are recorded as an adjustment to revenues (see Notes 1, 5 and 11). Partial redemptions of our Silver-Denominated Preferred Stock totaled $17.5 million in 2005 and $13.9 million in 2004 resulting in hedging losses recorded in revenues of $5.0 million ($2.6 million to net income or $0.01 per share) in 2005 and $1.4 million ($0.7 million to net income or less than $0.01 per share) in 2004. During 2003, we redeemed all our Gold-Denominated Preferred Stock due in August 2003 and made an annual partial redemption of our Silver-Denominated Preferred Stock. We paid $221.3 million to redeem these securities, which had a book balance of $245.1 million. We recorded the $23.8 million gain as revenues. In February 2006, we redeemed the 4.3 million shares of our Gold-Denominated Preferred Stock, Series II for $236.3 million. The mandatory redemption resulted in a $167.4 million decrease in debt and a hedging loss to 2006 revenues of $69.0 million, $36.6 million to net income or $0.20 per share based on outstanding shares at December 31, 2005. The final redemption of our Silver-Denominated Preferred Stock is scheduled for August 2006. The final redemption payment totals 2,380,000 ounces of silver. Based on the December 30, 2005, London silver fixing price for one ounce of silver ($8.83) in the London bullion market (which determines the preferred stock redemption and dividend amounts), our Silver-Denominated Preferred Stock redemption amount would be $21.0 million and the 2006 dividend amounts would total $0.7 million.

The fair value of the Silver-Denominated Preferred Stock, based on a December 30, 2005, quoted market price of $4.50 per depositary share, was $21.4 million.

Atlantic Copper prices its purchases of copper concentrate at approximately the same time as it sells the refined copper, thereby protecting Atlantic Copper from most copper price risk. Atlantic Copper enters into futures contracts to hedge its price risk whenever its physical purchases and sales pricing periods do not match. At December 31, 2005, Atlantic Copper had net contracts, with a fair value of $2.2 million, to purchase 22.5 million pounds of copper at an average price of $1.90 per pound through April 2006.

Foreign Currency Exchange Risk
The functional currency for our operations in Indonesia and Spain is the U.S. dollar. All of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in Indonesian rupiah, Australian dollars or euros. Generally, our results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

One U.S. dollar was equivalent to 9,825 rupiah at December 31, 2005, 9,270 rupiah at December 31, 2004, and 8,437 rupiah at December 31, 2003. PT Freeport Indonesia recorded losses to production costs totaling $0.4 million in 2005, $0.7 million in 2004 and $3.0 million in 2003 related to its rupiah-denominated net monetary assets and liabilities. At December 31, 2005, net liabilities totaled $14.4 million at an exchange rate of 9,825 rupiah to one U.S. dollar. PT Freeport Indonesia’s labor costs are mostly rupiah denominated. At estimated aggregate annual rupiah payments of 1.6 trillion for operating costs and an exchange rate of 9,825 rupiah to one U.S. dollar, the exchange rate as of December 31, 2005, a one-thousand-rupiah increase in the exchange rate would result in an approximate $15 million decrease in aggregate annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $19 million increase in aggregate annual operating costs.

Approximately 15 percent of PT Freeport Indonesia’s total purchases of materials, supplies and services are denominated in Australian dollars. The exchange rate was $0.73 to one Australian dollar at December 31, 2005, $0.78 to one Australian dollar at December 31, 2004, and $0.75 to one Australian dollar at December 31, 2003. At estimated annual aggregate Australian dollar payments of 225 million and an exchange rate of $0.73 to one Australian dollar, the exchange rate as of December 31, 2005, a $0.01 increase or decrease in the exchange rate would result in an approximate $2 million change in aggregate annual operating costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and/or Australian dollar payments. In 2005, PT Freeport Indonesia entered into foreign currency contracts to hedge 735.0 billion in rupiah payments, including certain rupiah-based capital expenditures, or approximately 46 percent of aggregate projected rupiah payments for 2006, at an average exchange rate of 10,085 rupiah to one U.S. dollar. PT Freeport Indonesia accounts for these contracts as cash flow hedges.

The majority of Atlantic Copper’s revenues are denominated in U.S. dollars; however, operating costs, other than concentrate purchases, and certain asset and liability accounts are denominated in euros. Atlantic Copper’s estimated annual euro payments total approximately 100 million euros. A $0.05 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs. The exchange rate on December 31, 2005, was $1.18 per euro.

In connection with refinancing its debt in June 2000, Atlantic Copper’s lenders required it to hedge its anticipated euro-denominated operating costs. This hedging requirement was removed when Atlantic Copper refinanced the facility in March 2004. Atlantic Copper had no outstanding currency hedging contracts at December 31, 2005. Atlantic Copper’s operating results reflect gains on currency hedging contracts totaling $9.6 million in 2003.

Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2005, totaling $54.6 million recorded at an exchange rate of $1.18 per euro. The exchange rate was $1.36 per euro at December 31, 2004, and $1.26 per euro at December 31, 2003. Adjustments to Atlantic Copper’s euro-denominated net monetary liabilities to reflect changes in the exchange rate are recorded in other income (expense) and totaled $5.8 million in 2005, $(1.6) million in 2004 and $(13.6) million in 2003.

Interest Rate Risk
The table below presents average interest rates for our scheduled maturities of principal for outstanding debt and fair value at December 31, 2005 (dollars in millions).

	2006	2007	2008	2009	2010	Thereafter	Fair Value
Fixed-rate debt	$55.4	$-	$-	$-	$283.9	$664.2	$1,305.0
Average interest rate	7.5%	-	-	-	10.1%	6.9%	7.9%
Variable-rate debt	$198.0	$13.5	$13.5	$13.5	$10.2	$3.7	$314.5
Average interest rate	4.6%	6.9%	6.9%	6.9%	6.9%	6.9%	5.1%

NEW ACCOUNTING STANDARDS
Inventory Costs
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. As required, we adopted SFAS No. 151 on January 1, 2006; and upon adoption, there was no material impact on our accounting for inventory costs.

Stock-Based Payments
Through December 31, 2005, we have accounted for grants of employee stock options under the recognition principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, which require compensation costs for stock-based employee compensation plans to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. If we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires stock-based compensation to be recognized based on the use of a fair value method, our net income would have been reduced by $12.5 million, $0.06 per basic share and $0.03 per diluted share, in 2005, $5.2 million, $0.03 per basic share and $0.05 per diluted share, in 2004 and $4.7 million, $0.03 per basic share and $0.05 per diluted share, in 2003 (see Note 1). These pro forma amounts are not necessarily indicative of what charges may be in future periods. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”

(SFAS No. 123R). SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This new accounting standard will also change the timing of recognition of certain compensation costs, such as restricted stock units granted in place of all or part of cash incentive compensation. SFAS No. 123R’s effective date is fiscal periods beginning after June 15, 2005. We adopted SFAS No. 123R on January 1, 2006. Including employee stock option grants in January 2006, we expect the 2006 charge to earnings before taxes and minority interest sharing for employee stock options will total approximately $30 million, and the reduction in net income will total approximately $16 million or $0.09 per share based on outstanding shares at December 31, 2005.

Deferred Mining Costs
In March 2005, the FASB ratified EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (see Note 1), which requires that stripping costs incurred during production be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs incurred during production is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-6 is effective for financial statements issued for fiscal years beginning after December 15, 2005. Companies may apply this guidance either by recognition of a cumulative effect adjustment to beginning retained earnings in the period of adoption or by restating prior period financial statements. We adopted the guidance on January 1, 2006, with the most significant impacts of adoption being that the deferred mining costs asset on our balance sheet on that date ($285.4 million) was recorded, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce our retained earnings. Stripping costs incurred in 2006 and later periods will now effectively be charged to cost of sales as incurred. Adoption of the new guidance has no impact on our cash flows. The pro forma impact of applying EITF 04-6 would be to reduce net income by $35.3 million or $0.16 per diluted share for the year ended December 31, 2005, $39.4 million or $0.21 per diluted share for the year ended December 31, 2004, and $33.8 million or $0.21 per diluted share for the year ended December 31, 2003. These pro forma amounts are not necessarily indicative of what charges may be for future periods.

PRODUCT REVENUES AND PRODUCTION COSTS

PT Freeport Indonesia Product Revenues and Unit Net Cash Costs
All amounts used in both the by-product and co-product method presentations are included in our recorded results under generally accepted accounting principles. We separately identify certain of these amounts as shown in the following reconciliation to amounts reported in our consolidated financial statements and as explained here.

1.
We show adjustments to revenues for prior period open sales as separate line items. Because such copper pricing adjustments do not result from current period sales, we have reflected these separately from revenues on current period sales.

2.
Noncash and nonrecurring costs, which consist of items such as write-offs of equipment or unusual charges, have not been material. They are removed from site production and delivery costs in the calculation of unit net cash costs.

3.	Gold and silver revenues are reflected as credits against site production and delivery costs in the by-product method.

Year Ended December 31, 2005
	By-Product	Co-Product Method
(In Thousands)	Method	Copper		Gold		Silver	Total
Revenues, after adjustments shown below	$2,707,049	$2,707,049		$1,269,893		$35,165	$4,012,107

Site production and delivery, before net noncash
and nonrecurring costs shown below	949,469 [a]	640,626	[b]	300,521	[b]	8,322 [b]	949,469
Gold and silver credits	(1,305,058)	-		-		-	-
Treatment charges	350,422	236,437		110,914		3,071	350,422
Royalty on metals	103,726	69,986		32,831		909	103,726
Unit net cash costs	98,559	947,049		444,266		12,302	1,403,617
Depreciation and amortization	209,713	141,498		66,377		1,838	209,713
Noncash and nonrecurring costs, net	4,570	3,083		1,447		40	4,570
Total unit costs	312,842	1,091,630		512,090		14,180	1,617,900
Revenue adjustments, primarily for pricing on
prior period open sales and silver hedging	10,023	14,975		-		(4,952)	10,023
PT Smelting intercompany profit elimination	(23,565)	(15,899)		(7,459)		(207)	(23,565)
Gross profit	$2,380,665	$1,614,495		$750,344		$15,826	$2,380,665

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$4,012,107	$949,469	$209,713
Net noncash and nonrecurring costs per above	N/A	4,570	N/A
Less: Treatment charges per above	(350,422)	N/A	N/A
Royalty per above	(103,726)	N/A	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	10,023	N/A	N/A
Mining and exploration segment	3,567,982	954,039	209,713
Smelting and refining segment	1,363,208	1,288,610	28,995
Eliminations and other	(752,072)	(605,017)	12,804
As reported in FCX’s consolidated financial
statements	$4,179,118	$1,637,632	$251,512

a.	Net of deferred mining costs totaling $64.9 million or 4.5¢ per pound. Upon adoption of EITF 04-6, mining costs will no longer be deferred (see “New Accounting Standards” and Note 1).
b.	Net of deferred mining costs totaling $43.8 million or 3.0¢ per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver (see Note a above).

Year Ended December 31, 2004
	By-Product	Co-Product Method
(In Thousands)	Method	Copper	Gold	Silver	Total
Revenues, after adjustments shown below	$1,363,587	$1,363,587	$595,206	$21,593	$1,980,386

Site production and delivery, before net noncash
and nonrecurring credits shown below	764,206 [a]	526,191 [b]	229,682 [b]	8,333 [b]	764,206
Gold and silver credits	(616,799)	-	-	-	-
Treatment charges	202,243	139,254	60,784	2,205	202,243
Royalty on metals	43,498	29,950	13,074	474	43,498
Unit net cash costs	393,148	695,395	303,540	11,012	1,009,947
Depreciation and amortization	168,195	115,810	50,551	1,834	168,195
Noncash and nonrecurring credits, net	(4,075)	(2,806)	(1,225)	(44)	(4,075)
Total unit costs	557,268	808,399	352,866	12,802	1,174,067
Revenue adjustments, primarily for pricing on
prior period open sales and silver hedging	11,928	13,369	-	(1,441)	11,928
PT Smelting intercompany profit elimination	(13,798)	(9,501)	(4,147)	(150)	(13,798)
Gross profit	$804,449	$559,056	$238,193	$7,200	$804,449

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$1,980,386	$764,206	$168,195
Net noncash and nonrecurring credits per above	N/A	(4,075)	N/A
Less: Treatment charges per above	(202,243)	N/A	N/A
Royalty per above	(43,498)	N/A	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	11,928	N/A	N/A
Mining and exploration segment	1,746,573	760,131	168,195
Smelting and refining segment	873,700	914,452	28,632
Eliminations and other	(248,407)	(224,292)	9,581
As reported in FCX’s consolidated financial
statements	$2,371,866	$1,450,291	$206,408

a.	Net of deferred mining costs totaling $77.8 million or 7.8¢ per pound. Upon adoption of EITF 04-6, mining costs will no longer be deferred (see “New Accounting Standards” and Note 1).
b.	Net of deferred mining costs totaling $53.6 million or 5.4¢ per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver (see Note a above).

Year Ended December 31, 2003
	By-Product	Co-Product Method
(In Thousands)	Method	Copper		Gold		Silver		Total
Revenues, after adjustments shown below	$1,062,042	$1,062,042		$884,666		$19,613		$1,966,321

Site production and delivery, before net
reclamation, noncash and nonrecurring
costs shown below	617,219 [a]	333,370	[b]	277,693	[b]	6,156	[b]	617,219
Gold and silver credits	(904,279)	-		-		-		-
Treatment charges	231,856	125,229		104,314		2,313		231,856
Royalty on metals	26,472	14,298		11,910		264		26,472
Unit net cash costs (credits)	(28,732)	472,897		393,917		8,733		875,547
Depreciation and amortization	190,450	102,865		85,685		1,900		190,450
Reclamation, noncash and nonrecurring
costs, net	15,954	8,617		7,178		159		15,954
Total unit costs	177,672	584,379		486,780		10,792		1,081,951
Revenue adjustments, primarily for pricing on
prior period open sales and gold/silver hedging	36,587	12,755		22,110		1,722		36,587
PT Smelting intercompany profit elimination	7,018	3,791		3,157		70		7,018
Reclamation incurred	1,222	660		550		12		1,222
Gross profit	$929,197	$494,869		$423,703		$10,625		$929,197

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$1,966,321	$617,219	$190,450
Net reclamation, noncash and nonrecurring costs
per above	N/A	15,954	N/A
Less: Treatment charges per above	(231,856)	N/A	N/A
Royalty per above	(26,472)	N/A	N/A
Reclamation	N/A	(1,222)	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	36,587	N/A	N/A
Mining and exploration segment	1,744,580	631,951	190,450
Smelting and refining segment	910,417	892,681	28,464
Eliminations and other	(442,832)	(453,306)	11,889
As reported in FCX’s consolidated financial
statements	$2,212,165	$1,071,326	$230,803

a.	Net of deferred mining costs totaling $64.4 million or 5.0¢ per pound. Upon adoption of EITF 04-6, mining costs will no longer be deferred (see “New Accounting Standards” and Note 1).
b.	Net of deferred mining costs totaling $34.8 million or 2.7¢ per pound for copper, $29.0 million or $11.73 per ounce for gold and $0.6 million or $0.16 per ounce for silver (see Note a above).

Atlantic Copper Cathode Cash Unit Cost Per Pound Of Copper
Atlantic Copper cathode cash unit cost per pound of copper is a measure intended to provide investors with information about the costs it incurs to produce cathodes at its smelting operations in Spain. We use this measure for the same purpose and for monitoring operating performance at Atlantic Copper’s smelting operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. Other smelting companies present this measure, although Atlantic Copper’s measure may not be comparable to similarly titled measures reported by other companies. The reconciliation below presents reported production costs for our smelting and refining segment (Atlantic Copper) and subtracts or adds components of those costs that do not directly relate to the process of converting copper concentrates to cathodes. The adjusted production costs amounts are used to calculate Atlantic Copper’s cathode cash unit cost per pound of copper (in thousands, except per pound amounts):

	Years Ended December 31,
	2005	2004	2003
Smelting and refining segment production costs reported
in FCX’s consolidated financial statements	$1,288,610	$914,452 [a]	$892,681
Less:
Raw material purchase costs	(907,130)	(249,689)	(384,347)
Production costs of wire rod and wire	- [b]	(370,431)	(66,106)
Production costs of anodes sold	(13,226)	(3,720)	(13,124)
Currency hedging	-	-	9,625
Other	(958)	(16,771)	(1,459)
Credits:
Gold and silver revenues	(245,772)	(133,960)	(326,948)
Acid and other by-product revenues	(28,446)	(25,068)	(20,566)
Production costs used in calculating cathode cash unit
cost per pound	$93,078	$114,813	$89,756

Pounds of cathode produced	545,300	454,700	544,700

Cathode cash unit cost per pound	$0.17	$0.25	$0.16

a.	Includes $27.5 million, $0.06 per pound, for costs related to Atlantic Copper’s major maintenance turnaround.
b.	Atlantic Copper sold its wire rod and wire assets in December 2004.

PT Smelting Cathode Cash Unit Cost Per Pound Of Copper
PT Smelting cathode cash unit cost per pound of copper is a measure intended to provide investors with information about the costs it incurs to produce cathodes at its smelting operations in Indonesia. We use this measure for the same purpose and for monitoring operating performance at PT Smelting’s smelting operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. Other smelting companies present this measure, although PT Smelting’s measure may not be comparable to similarly titled measures reported by other companies. The calculation below presents PT Smelting’s reported operating costs and subtracts or adds components of those costs that do not directly relate to the process of converting copper concentrates to cathodes. PT Smelting’s operating costs are then reconciled to PT Freeport Indonesia’s equity in PT Smelting earnings reported in our consolidated financial statements (in thousands, except per pound amounts):

	Years Ended December 31,
	2005	2004	2003
Operating costs - PT Smelting (100%)	$85,546	$64,858	$55,787
Add: Gold and silver refining charges	4,233	4,064	6,200
Less: Acid and other by-product revenues	(14,524)	(13,732)	(10,665)
Production cost of anodes sold	-	(225)	(4,743)
Other	(1,944)	336	1,492
Production costs used in calculating cathode cash unit
cost per pound	$73,311	$55,301	$48,071

Pounds of cathode produced	579,700	464,000	492,400

Cathode cash unit cost per pound	$0.13	$0.12	$0.10

Reconciliation to Amounts Reported
Operating costs per above	$(85,546)	$(64,858)	$(55,787)
Other costs	(1,278,356)	(852,911)	(780,530)
Revenue and other income	1,402,071	926,914	859,715
PT Smelting net income	38,169	9,145	23,398

PT Freeport Indonesia’s 25% equity interest	9,542	2,286	5,850
Amortization of excess investment cost	(240)	(241)	(241)
Equity in PT Smelting earnings reported in
FCX’s consolidated financial statements	$9,302	$2,045	$5,609

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss our expectations regarding future performance. Forward-looking statements are all statements other than historical facts, such as those regarding anticipated sales volumes, ore grades and milling rates, commodity prices, general and administrative expenses, unit net cash costs, operating cash flows, royalty costs, capital expenditures, future environmental costs, debt repayments and refinancing, debt maturities, treatment charge rates, depreciation rates, exploration efforts and results, the impact of changes in deferred intercompany profits on earnings, dividend payments, liquidity and other financial commitments. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in our area of operations, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, and other factors described in more detail under the heading “Risk Factors” in our Form 10-K for the year ended December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
FREEPORT-McMoRan COPPER & GOLD INC.

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Freeport-McMoRan Copper & Gold Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

New Orleans, Louisiana
February 24, 2006

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

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our management’s assessment, management concluded that, as of December 31, 2005, our Company’s internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued their audit report on our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as stated in their report dated February 24, 2006, which is included herein.

/s/ Richard C. Adkerson	/s/ Kathleen L. Quirk
Richard C. Adkerson	Kathleen L. Quirk
President and Chief	Senior Vice President,
Executive Officer	Chief Financial Officer and
Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
FREEPORT-McMoRan COPPER & GOLD INC.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Freeport-McMoRan Copper & Gold Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Freeport-McMoRan Copper & Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Freeport-McMoRan Copper & Gold Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Freeport-McMoRan Copper & Gold Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2005 and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP
New Orleans, Louisiana
February 24, 2006

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2005	2004	2003
	(In Thousands, Except Per Share Amounts)
Revenues	$4,179,118	$2,371,866	$2,212,165
Cost of sales:
Production and delivery	1,637,632	1,450,291	1,071,326
Depreciation and amortization	251,512	206,408	230,803
Total cost of sales	1,889,144	1,656,699	1,302,129
Exploration expenses	8,803	8,664	6,449
General and administrative expenses	103,885	89,927	80,279
Gain on insurance settlement	-	(87,000)	-
Total costs and expenses	2,001,832	1,668,290	1,388,857
Operating income	2,177,286	703,576	823,308
Equity in PT Smelting earnings	9,302	2,045	5,609
Interest expense, net	(131,639)	(148,103)	(197,017)
Losses on early extinguishment and conversion of debt	(52,210)	(14,011)	(34,589)
Gains on sales of assets	6,631	28,756	-
Other income (expense), net	27,568	2,121	(13,536)
Income before income taxes and minority interests	2,036,938	574,384	583,775
Provision for income taxes	(915,068)	(330,680)	(338,053)
Minority interests in net income of consolidated subsidiaries	(126,743)	(41,437)	(48,469)
Net income before cumulative effect of changes in accounting
principles and preferred dividends	995,127	202,267	197,253
Cumulative effect of changes in accounting principles, net	-	-	(15,593)
Net income	995,127	202,267	181,660
Preferred dividends	(60,500)	(45,491)	(27,441)
Net income applicable to common stock	$934,627	$156,776	$154,219

Net income per share of common stock:
Basic:
Before cumulative effect	$5.18	$0.86	$1.09
Cumulative effect	-	-	(0.10)
Net income per share of common stock	$5.18	$0.86	$0.99
Diluted:
Before cumulative effect	$4.67	$0.85	$1.07
Cumulative effect	-	-	(0.10)
Net income per share of common stock	$4.67	$0.85	$0.97

Average common shares outstanding:
Basic	180,270	182,272	155,805
Diluted	220,470	184,923	159,102

Dividends paid per share of common stock	$2.50	$1.10	$0.27

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
	(In Thousands)
Cash flow from operating activities:
Net income	$995,127	$202,267	$181,660
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	251,512	206,408	230,803
Losses on early extinguishment and conversion of debt	52,210	14,011	34,589
Gains on sales of assets	(6,631)	(28,756)	-
Cumulative effect of changes in accounting principles	-	-	15,593
Gain on redemption of Gold-Denominated and Silver-
Denominated Preferred Stock	-	-	(23,832)
Deferred income taxes	(32,347)	76,253	110,653
Equity in PT Smelting earnings	(9,302)	(2,045)	(5,609)
Minority interests’ share of net income	126,743	41,437	48,469
Increase in deferred mining costs	(64,940)	(77,780)	(64,400)
Amortization of deferred financing costs	7,596	8,501	16,196
Increase in long-term compensation benefits	24,795	2,830	13,689
Currency translation (gains) losses	(5,822)	1,628	13,561
Equipment loss caused by pit slippage	-	-	8,434
Elimination (recognition) of profit on PT Freeport Indonesia
sales to PT Smelting	23,565	13,798	(7,018)
Provision for inventory obsolescence	6,000	4,916	6,000
Other	5,191	8,591	11,084
(Increases) decreases in working capital:
Accounts receivable	(252,934)	(235,756)	8,304
Inventories	(108,225)	(91,744)	(30,607)
Prepaid expenses and other	(45)	34,304	(5,428)
Accounts payable and accrued liabilities	216,331	97,781	60,878
Rio Tinto share of joint venture cash flows	66,133	17,793	(9,806)
Accrued income taxes	257,588	46,918	(41,141)
Decrease (increase) in working capital	178,848	(130,704)	(17,800)
Net cash provided by operating activities	1,552,545	341,355	572,072

Cash flow from investing activities:
PT Freeport Indonesia capital expenditures	(129,190)	(119,207)	(129,245)
Atlantic Copper and other capital expenditures	(13,796)	(21,792)	(9,941)
Sale of assets	6,631	39,885	2,020
Proceeds from insurance settlement	2,016	6,261	-
Sale of restricted investments	-	21,804	73,629
Decrease in Atlantic Copper restricted cash	-	11,000	-
Investment in PT Smelting and other	-	(1,923)	(1,154)
Investment in PT Puncakjaya Power, net of cash acquired	-	-	(68,127)
Net cash used in investing activities	(134,339)	(63,972)	(132,818)

Cash flow from financing activities:
Net proceeds from sales of senior notes	-	344,354	1,046,437
Proceeds from other debt	66,058	96,122	56,698
Repayments of debt	(559,071)	(470,472)	(1,065,663)
Redemption of step-up preferred stock	(215)	(1,172)	(5,792)
Net proceeds from sale of convertible perpetual preferred
stock	-	1,067,000	-
Purchase of FCX common shares from Rio Tinto	-	(881,868)	-
Purchases of other FCX common shares	(80,227)	(99,477)	-
Cash dividends paid:
Common stock	(452,510)	(198,782)	(41,682)
Preferred stock	(60,501)	(35,470)	(33,733)
Minority interests	(124,636)	(11,447)	(1,623)
Net proceeds from exercised stock options	5,081	3,196	68,776
Bank credit facilities fees and other	(36)	(1,569)	(6,856)
Net cash (used in) provided by financing activities	(1,206,057)	(189,585)	16,562
Net increase in cash and cash equivalents	212,149	87,798	455,816
Cash and cash equivalents at beginning of year	551,450	463,652	7,836
Cash and cash equivalents at end of year	$763,599	$551,450	$463,652

Interest paid	$139,824	$143,958	$163,513
Income taxes paid	$670,240	$178,379	$268,796

The accompanying Notes to Consolidated Financial Statements, which include information regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004
	(In Thousands, Except Par Value)
ASSETS
Current assets:
Cash and cash equivalents	$763,599	$551,450
Restricted cash	-	500
Trade accounts receivable:
Customers other than PT Smelting	459,916	267,237
PT Smelting	161,981	87,512
Other accounts receivable:
Value-added taxes and other	55,673	37,291
Rio Tinto receivables	10,399	12,572
Insurance settlement	-	30,450
Inventories:
Product	300,389	253,265
Materials and supplies, net	264,630	213,447
Prepaid expenses and other	5,795	6,223
Total current assets	2,022,382	1,459,947
Property, plant, equipment and development costs, net	3,088,931	3,199,292
Deferred mining costs	285,355	220,415
Other assets	57,908	86,941
Rio Tinto long-term receivables	62,091	72,598
Investment in PT Smelting	33,539	47,802
Total assets	$5,550,206	$5,086,995

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$573,560	$386,590
Accrued income taxes	327,041	92,346
Current portion of long-term debt and short-term borrowings	253,350	78,214
Rio Tinto share of joint venture cash flows	125,809	60,224
Unearned customer receipts	57,184	33,021
Accrued interest payable	32,034	47,167
Total current liabilities	1,368,978	697,562
Long-term debt, less current portion	1,002,598	1,873,692
Accrued postretirement benefits and other liabilities	210,259	200,228
Deferred income taxes	902,386	932,416
Minority interests	222,991	219,448
Stockholders’ equity:
Convertible perpetual preferred stock, 1,100 shares issued
and outstanding	1,100,000	1,100,000
Class B common stock, par value $0.10, 296,959 shares
and 284,964 shares issued, respectively	29,696	28,496
Capital in excess of par value of common stock	2,212,246	1,852,816
Retained earnings	1,086,191	604,680
Accumulated other comprehensive income	10,749	11,342
Common stock held in treasury - 110,153 shares and
105,974 shares, at cost, respectively	(2,595,888)	(2,433,685)
Total stockholders’ equity	1,842,994	1,163,649
Total liabilities and stockholders’ equity	$5,550,206	$5,086,995

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31,
	2005	2004	2003
	(In Thousands)
Convertible perpetual preferred stock:
Balance at beginning of year	$1,100,000	$-	$-
Sale of 1,100 shares to the public	-	1,100,000	-
Balance at end of year representing 1,100 shares in 2005 and 2004	1,100,000	1,100,000	-

Step-up convertible preferred stock:
Balance at beginning of year representing 14,000 shares in 2003	-	-	349,990
Conversions to Class B common stock and redemptions	-	-	(349,990)
Balance at end of year	-	-	-

Class B common stock:
Balance at beginning of year representing 284,964 shares in 2005,
260,001 shares in 2004 and 220,083 shares in 2003	28,496	26,000	22,008
7% convertible senior notes conversions	814	-	-
Exercised stock options, issued restricted stock and other
representing 3,854 shares in 2005, 4,501 shares in 2004 and
6,703 shares in 2003	386	450	670
8¼% convertible senior notes conversions	-	2,046	2,176
Step-up convertible preferred stock conversions	-	-	1,146
Balance at end of year representing 296,959 shares in 2005,
284,964 shares in 2004 and 260,001 shares in 2003	29,696	28,496	26,000

Capital in excess of par value of common stock:
Balance at beginning of year	1,852,816	1,468,426	687,828
7% convertible senior notes conversions	245,834	-	-
Exercised stock options and other stock option amounts	90,043	83,648	105,577
Tax benefit for stock option exercises	18,736	39,567	1,343
Restricted stock grants	4,817	7,486	1,380
8¼% convertible senior notes conversions	-	286,689	303,782
Issuance costs of convertible perpetual preferred stock	-	(33,000)	-
Step-up convertible preferred stock conversions	-	-	341,885
Reclass of redeemable preferred stock issuance costs to other
assets	-	-	26,631
Balance at end of year	2,212,246	1,852,816	1,468,426

Retained earnings:
Balance at beginning of year	604,680	646,933	534,447
Net income	995,127	202,267	181,660
Dividends on common stock	(453,116)	(199,029)	(41,733)
Dividends on preferred stock	(60,500)	(45,491)	(27,441)
Balance at end of year	1,086,191	604,680	646,933

Accumulated other comprehensive income (loss):
Balance at beginning of year	11,342	8,668	10,963
Other comprehensive income (loss), net of taxes:
Change in unrealized derivatives’ fair value	(24)	1,226	5,195
Reclass to earnings of net realized derivatives losses (gains)	(254)	1,448	(7,490)
Minimum pension liability adjustment	(315)	-	-
Balance at end of year	10,749	11,342	8,668

Common stock held in treasury:
Balance at beginning of year representing 105,974 shares in 2005,
76,634 shares in 2004 and 75,173 shares in 2003	(2,433,685)	(1,374,043)	(1,338,410)
Tender of 1,808 shares in 2005, 2,024 shares in 2004 and
1,461 shares in 2003 to FCX for exercised stock options and
restricted stock	(81,976)	(78,297)	(35,633)
Shares purchased representing 2,371 shares in 2005 and
27,316 shares in 2004	(80,227)	(981,345)	-
Balance at end of year representing 110,153 shares in 2005,
105,974 shares in 2004 and 76,634 shares in 2003	(2,595,888)	(2,433,685)	(1,374,043)

Total stockholders’ equity	$1,842,994	$1,163,649	$775,984

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. FCX consolidates its 90.6 percent-owned subsidiary PT Freeport Indonesia and its 85.7 percent-owned subsidiary PT Puncakjaya Power (Puncakjaya Power), as well as its wholly owned subsidiaries, primarily Atlantic Copper, S.A. and PT Irja Eastern Minerals. FCX’s unincorporated joint ventures with Rio Tinto plc (Rio Tinto) are reflected using the proportionate consolidation method (see Note 2). PT Freeport Indonesia’s 25 percent ownership interest and related investment in PT Smelting is accounted for under the equity method (see Note 9). All significant intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2005 presentation. Changes in the accounting principles applied during the years presented are discussed below under the captions “Reclamation and Closure Costs” and “Derivative Instruments.”

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

Other Accounts Receivable. Other accounts receivable include value-added taxes totaling $29.6 million at December 31, 2005, and $20.6 million at December 31, 2004; receivables from Rio Tinto include $8.8 million at December 31, 2005, and $11.5 million at December 31, 2004, for its current share of infrastructure financing arrangements with Puncakjaya Power (see Note 2); and $30.5 million at December 31, 2004, related to the settlement of an insurance claim (see Note 10).

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

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs are expensed as incurred. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (i.e., turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves. Development costs that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable copper reserves for the ore body benefited. Recording of depreciation and amortization using the unit-of-production method occurs upon extraction of the recoverable copper from the ore body, at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

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

Deferred Mining Costs. Effective January 1, 2006, FCX’s accounting for mining costs will change because of new accounting rules (see “New Accounting Standards”). Mining costs are charged to operations as incurred. However, because of the configuration and location of the Grasberg open-pit ore body and the location and extent of the related surrounding overburden, the ratio of overburden to ore is much higher in the initial mining of the open pit than in later years. In 2005 and prior years, surface mining costs associated with overburden removal at PT Freeport Indonesia’s Grasberg open-pit mine that were estimated to relate to future production were initially deferred when the ratio of actual overburden removed to ore mined exceeded the estimated average ratio of overburden removed to ore mined over the life of the Grasberg open-pit mine as projected in the most recent mine plan. Those deferred costs are subsequently charged to operating costs when the ratio of actual overburden removed to ore mined falls below the estimated average ratio of overburden to ore over the life of the Grasberg open-pit mine. The reserve quantities used to develop the life of mine ratio are the proven and probable ore quantities for the Grasberg open pit disclosed in Note 13. Additions to deferred mining costs are classified as increases in deferred mining costs in operating activities in the consolidated statements of cash flows and totaled $64.9 million in 2005, $77.8 million in 2004 and $64.4 million in 2003. PT Freeport Indonesia evaluates the recoverability of these deferred mining costs in conjunction with its evaluation of the recoverability of its mining assets as described in FCX’s “Asset Impairment” accounting policy. The Grasberg mine is currently FCX’s only producing open-pit mine.

In the mining industry, the costs of removing overburden and waste material to access mineral deposits are referred to as “stripping costs.” Through December 31, 2005, FCX applied the deferred mining cost method in accounting for its post-production stripping costs, which FCX refers to as overburden removal costs. The deferred mining cost method is used by some companies in the metals mining industry; however, industry practice varies. The deferred mining cost method matches the cost of production with the sale of the related metal from the open pit by assigning each metric ton of ore removed an equivalent amount of overburden tonnage, thereby averaging overburden removal costs over the life of the mine. The mining cost capitalized in inventory and the amounts charged to cost of goods sold do not represent the actual costs incurred to mine the ore in any given period. The application of the deferred mining cost method has resulted in an asset on FCX’s balance sheets (“Deferred Mining Costs”) totaling $285.4 million at December 31, 2005, and $220.4 million at December 31, 2004.

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

PT Freeport Indonesia’s estimated ratio of mine overburden removed to ore mined over the life of the mine in its deferred mining costs calculation averaged 2.4 to 1 in 2005, 2.3 to 1 in 2004 and 2.0 to 1 in 2003. The ratio changed in the fourth quarter of 2004 and the fourth quarter of 2003 and the impact of the changes on each year’s results was to decrease net income by $2.8 million ($0.02 per share) in 2004 and $1.5 million ($0.01 per share) in 2003. The increases in the ratio in 2003 and 2004 primarily relate to changes in the cutoff grade at the Grasberg open pit caused by a reassessment of the optimal milling rate at the mill facilities, including a greater proportional contribution to total ore processed from the underground Deep Ore Zone mine.

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

In 2002, FCX engaged an independent environmental consulting and auditing firm to assist in estimating PT Freeport Indonesia’s asset retirement obligations, and FCX worked with other consultants in estimating Atlantic Copper’s asset retirement obligations. FCX estimated these obligations using an expected cash flow approach, in which multiple cash flow scenarios were used to reflect a range of possible outcomes. To calculate the fair value of these obligations, FCX applied an estimated long-term inflation rate of 2.5 percent, except for Indonesian rupiah-denominated labor costs with respect to PT Freeport Indonesia’s obligations, for which an estimated inflation rate of 9.0 percent was applied. The projected cash flows were discounted at FCX’s estimated credit-adjusted, risk-free interest rates, which ranged from 9.4 percent to 12.6 percent for the corresponding time periods over which these costs would be incurred. After discounting the projected cash flows, a market risk premium of 10 percent was applied to the total to reflect what a third party might require to assume these asset retirement obligations. The market risk premium was based on market-based estimates of rates that a third party would have to pay to insure its exposure to possible future increases in the value of these obligations.

At January 1, 2003, FCX estimated the fair value of its total asset retirement obligations to be $28.5 million. FCX recorded the fair value of these obligations and the related additional assets as of January 1, 2003. The net difference between FCX’s previously recorded reclamation and closure cost liability and the amounts estimated under SFAS No. 143, after taxes and minority interest, resulted in a gain of $9.1 million (after reduction by $8.5 million for taxes and minority interest sharing), $0.06 per diluted share, which was recognized as a cumulative effect adjustment for a change in accounting principle. See Note 10 for further discussion about FCX’s asset retirement obligations as of December 31, 2005 and 2004.

Income Taxes. FCX accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 8).

Derivative Instruments. At times FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. FCX accounts for derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as subsequently amended, established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. See Note 11 for a summary of FCX’s outstanding derivative instruments at December 31, 2005, and a discussion of FCX’s risk management strategies for those designated as hedges.

FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133, which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Redeemable preferred stock indexed to commodities is treated as a hedge of future production and is carried at its original issue value. As redemption payments occur, differences between the carrying value and the payment are recorded as an adjustment to revenues (see Notes 5 and 11).

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

Pro Forma Net Income. Had FCX’s Consolidated Statements of Income been adjusted for the retroactive application of the 2003 changes in accounting principles (SFAS No. 143 and SFAS No. 150), FCX would have reported 2003 net income applicable to common stock of $169.3 million, $1.09 per basic share and $1.06 per diluted share, compared with actual 2003 net income applicable to common stock of $154.2 million, $0.99 per basic share and $0.97 per diluted share.

Revenue Recognition. PT Freeport Indonesia’s sales of copper concentrates, which also contain significant quantities of gold and silver, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel’s rail at PT Freeport Indonesia’s port facility.

Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of commodity contracts, including the impact of redemptions of FCX’s mandatorily redeemable preferred stock indexed to commodities (see Notes 5 and 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, PT Freeport Indonesia’s revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of PT Freeport Indonesia’s contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper (price participation or price sharing).

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

Under SFAS No. 133, PT Freeport Indonesia’s sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates at the current spot LME price. PT Freeport Indonesia applies the normal purchase and sale exception allowed by SFAS No. 133 to the host contract in its concentrate sales agreements because the sales always result in physical delivery. Revenues based on provisional sales prices totaled $738.6 million at December 31, 2005. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2005, FCX had consolidated embedded copper derivatives on 379.6 million pounds recorded at an average price of $2.03 per pound based on forward prices for the expected settlement dates. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues. A one-cent change in the average price used for these embedded derivatives and realized prices for these sales would have an approximate $4 million impact on FCX’s 2006 consolidated revenues and an approximate $2 million impact on FCX’s 2006 consolidated net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment. At December 31, 2005, FCX had consolidated embedded gold derivatives on 298,900 ounces recorded at an average price of $513 per ounce. A $20 change in the average price used for these embedded derivatives and realized prices for these sales would have an approximate $6 million impact on FCX’s 2006 consolidated revenues and an approximate $3 million impact on FCX’s 2006 consolidated net income. For 2005, 2004 and 2003, the maximum net price adjustment to revenues after initial recognition was nine percent for copper revenues and one percent for gold revenues.

PT Freeport Indonesia pays royalties under a Contract of Work (see Note 10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on metal from production from PT Freeport Indonesia’s milling facilities above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia’s royalty rate on copper net revenues from production above 200,000 metric tons of ore per day is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above 200,000 metric tons of ore per day are triple the Contract of Work royalty rates. The combined royalties, including the additional royalties, which became effective January 1, 1999, totaled $103.7 million in 2005, $43.5 million in 2004 and $26.5 million in 2003.

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper’s euro-denominated and PT Freeport Indonesia’s rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper’s euro-denominated net monetary liabilities totaled $54.6 million at December 31, 2005, based on an exchange rate of $1.18 per euro. Excluding hedging amounts, net Atlantic Copper foreign currency transaction gains (losses) totaled $5.8 million in 2005, $(1.6) million in 2004 and $(13.6) million in 2003. PT Freeport Indonesia’s rupiah-denominated net monetary liabilities totaled $14.4 million at December 31, 2005, based on an exchange rate of 9,825 rupiah to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia foreign currency transaction losses totaled $0.4 million in 2005, $0.7 million in 2004 and $3.0 million in 2003.

Comprehensive Income. FCX follows SFAS No. 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX’s comprehensive income for 2005, 2004 and 2003 follows (in thousands):

	2005	2004	2003
Net income	$995,127	$202,267	$181,660
Other comprehensive income (loss):
Change in unrealized derivatives’ fair value, net
of taxes of $1.0 million for 2004 (no taxes for
other years)	(24)	1,226	5,195
Reclass to earnings, net of taxes of $0.3 million
for 2005 (no taxes for other years)	(254)	1,448	(7,490)
Minimum pension liability adjustment	(315)	-	-
Total comprehensive income	$994,534	$204,941	$179,365

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

Stock-Based Compensation. As of December 31, 2005, FCX has four stock-based employee compensation plans and two stock-based director compensation plans, which are more fully described in Note 7. FCX accounts for options granted under all of its plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, which require compensation cost for stock-based employee compensation plans to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. Because all the plans require that the option exercise price be at least the market price on the date of grant, FCX recognizes no compensation expense on the grant or exercise of its employees’ options. See “New Accounting Standards” below for a discussion of SFAS No. 123 (revised 2004), “Share-Based Payment” or (SFAS No. 123R), which FCX adopted on January 1, 2006. The following table illustrates the effect on net income and earnings per share if FCX had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires compensation cost for all stock-based employee compensation plans to be recognized based on a fair value method (in thousands, except per share amounts):

	2005	2004	2003
Net income applicable to common stock, as reported	$934,627	$156,776	$154,219
Add: Stock-based employee compensation expense
included in reported net income for stock option
conversions, stock appreciation rights (SARs) and
restricted stock units, net of taxes and minority interests	12,973	4,809	9,512
Deduct: Total stock-based employee compensation
expense determined under fair value-based method
for all awards, net of taxes and minority interests	(25,514)	(10,049)	(14,225)
Pro forma net income applicable to common stock	$922,086	$151,536	$149,506

Earnings per share:
Basic - as reported	$5.18	$0.86	$0.99
Basic - pro forma	$5.12	$0.83	$0.96

Diluted - as reported	$4.67	$0.85	$0.97
Diluted - pro forma	$4.64	$0.80	$0.92

For the pro forma computations, the values of option grants were calculated on the dates of grant using the Black-Scholes option pricing model. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied. The following table summarizes the calculated average fair values and weighted-average assumptions used to determine the fair value of FCX’s stock option grants under SFAS No. 123 during the periods presented.

	2005	2004	2003
Fair value per stock option	$13.97	$15.15	$10.30
Risk-free interest rate	3.9%	3.7%	3.8%
Expected volatility rate	46%	49%	47%
Expected life of options (in years)	6	6	7
Assumed annual dividend	$1.00	$0.80	$0.36 [a]

a.	Assumed annual dividend for 2003 only applied to grants made after February 5, 2003.

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

	2005	2004	2003
Net income before preferred dividends and cumulative effect
of changes in accounting principles	$995,127	$202,267	$197,253
Preferred dividends	(60,500)	(45,491)	(27,441)
Net income before cumulative effect	934,627	156,776	169,812
Cumulative effect of changes in accounting principles	-	-	(15,593)
Net income applicable to common stock	934,627	156,776	154,219
Plus income impact of assumed conversion of:
5½% Convertible Perpetual Preferred Stock	60,500	-	-
7% Convertible Senior Notes	35,128	-	-
Diluted net income applicable to common stock	$1,030,255	$156,776	$154,219

Weighted average common shares outstanding	180,270	182,272	155,805
Add:
Shares issuable upon conversion of:
5½% Convertible Perpetual Preferred Stock (see Note 7)	21,196	-	-
7% Convertible Senior Notes (see Note 5)	16,784	-	-
Dilutive stock options (see Note 7)	1,741	2,197	3,094
Restricted stock (see Note 7)	479	454	203
Weighted average common shares outstanding for purposes
of calculating diluted net income per share	220,470	184,923	159,102
Diluted net income per share of common stock:
Before cumulative effect	$4.67	$0.85	$1.07
Cumulative effect	-	-	(0.10)
Net income per share of common stock	$4.67	$0.85	$0.97

Outstanding stock options with exercise prices greater than the average market price of FCX’s common stock during the year are excluded from the computation of diluted net income per share of common stock. FCX’s convertible instruments (see Notes 5 and 7) are also excluded when including the conversion of these instruments increases reported diluted net income per share. A recap of the excluded amounts follows (in thousands, except exercise prices):

	2005	2004		2003
Weighted average outstanding options	1,367	-		1,718
Weighted average exercise price	$36.99	-		$30.37

Dividends on 5½% Convertible Perpetual Preferred Stock[a]	-	$45,491		N/A
Weighted average shares issuable upon conversion[a]	-	15,632		N/A

Interest on 7% Convertible Senior Notes[b]	-	$41,430	[c]	$36,873	[c]
Weighted average shares issuable upon conversion[b]	-	18,625		16,463

Interest on 8¼% Convertible Senior Notes	N/A	$3,829	[c,d]	$39,902	[c,d]
Weighted average shares issuable upon conversion	N/A	3,073	[d]	33,992	[d]

Dividends on Step-Up Convertible Preferred Stock	N/A	N/A		$20,532	[e]
Weighted average shares issuable upon conversion	N/A	N/A		11,424	[e]

a.	FCX’s 5½% Convertible Perpetual Preferred Stock was issued on March 30, 2004 (see Note 7).
b.	FCX’s 7% Convertible Senior Notes were issued on February 11, 2003 (see Note 5).
c.	Amounts are net of the effective U.S. federal alternative minimum tax rate of two percent.
d.
51.5 percent of FCX’s 8¼% Convertible Senior Notes converted to FCX common stock in August 2003. In January 2004, approximately 37 percent converted to FCX common stock and the remaining notes converted to FCX common stock in July 2004 (see Note 5).

e.	FCX’s Step-Up Convertible Preferred Stock was redeemed in December 2003 (see Note 7).

New Accounting Standards. In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FCX adopted SFAS No. 151 on January 1, 2006, and does not expect the new standard to have a material impact on its accounting for inventory costs.

Through December 31, 2005, FCX has accounted for grants of employee stock options under the recognition principles of APB Opinion No. 25 and related interpretations, which require compensation costs for stock-based employee compensation plans to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock. If FCX had applied the fair value recognition provisions of SFAS No. 123, which requires stock-based compensation to be recognized based on the use of a fair value method, FCX’s net income would have been reduced by $12.5 million, $0.06 per basic share and $0.03 per diluted share, in 2005, $5.2 million, $0.03 per basic share and $0.05 per diluted share, in 2004 and $4.7 million, $0.03 per basic share and $0.05 per diluted share, in 2003. These pro forma amounts are not necessarily indicative of what charges may be for future periods. In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This new accounting standard will also change the timing of recognition of certain compensation costs, such as restricted stock units granted in place of all or part of cash incentive compensation. SFAS No. 123R’s effective date is fiscal periods beginning after June 15, 2005. FCX adopted SFAS No. 123R on January 1, 2006.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), which requires that stripping costs incurred during production be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs incurred during production is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF 04-6 is effective for financial statements issued for fiscal years beginning after December 15, 2005. Companies may apply this guidance either by recognition of a cumulative effect adjustment to beginning retained earnings in the period of adoption or by restating prior period financial statements. FCX adopted the guidance on January 1, 2006, with the most significant impacts of adoption being that the deferred mining costs asset on FCX’s balance sheet on that date ($285.4 million) was recorded, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce FCX’s retained earnings. Stripping costs incurred in 2006 and later periods will now effectively be charged to cost of sales as incurred. Adoption of the new guidance has no impact on FCX’s cash flows. The pro forma impact of applying EITF 04-6 would be to reduce net income by $35.3 million or $0.16 per diluted share for the year ended December 31, 2005, $39.4 million or $0.21 per diluted share for the year ended December 31, 2004 and $33.8 million or $0.21 per diluted share for the year ended December 31, 2003. These pro forma amounts are not necessarily indicative of what charges may be for future periods.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO
Ownership in Subsidiaries. FCX’s direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2005 and 2004. PT Indocopper Investama, an Indonesian company, owns 9.4 percent of PT Freeport Indonesia and FCX owns 100 percent of PT Indocopper Investama. In July 2004, FCX received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in the project, FCX has agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires FCX to divest any portion of its ownership in PT Freeport Indonesia or PT Indocopper Investama. At December 31, 2005, PT Freeport Indonesia’s net assets totaled $2.4 billion and its retained earnings totaled $2.2 billion. As of December 31, 2005, FCX has two outstanding loans to PT Freeport Indonesia totaling $179.9 million.

Substantially all of PT Freeport Indonesia’s assets are located in Indonesia. Events in Indonesia during 2005 mainly centered on the recovery effort from the December 26, 2004 earthquake and tsunami, and the president’s continued

efforts to improve the country’s economy, fight corruption and terrorism and increase foreign investment. Indonesia continues to face political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2005, FCX’s net investment in Atlantic Copper totaled $115.0 million, FCX had a $189.5 million loan outstanding to Atlantic Copper and Atlantic Copper’s debt under financing arrangements that are nonrecourse to FCX totaled $5.0 million. Atlantic Copper is not expected to pay dividends in the near future. Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $320.4 million at December 31, 2005. FCX made cash contributions to Atlantic Copper totaling $202.0 million in 2004 and $10.0 million in 2003. These transactions had no impact on FCX’s consolidated financial statements.

FCX owns 100 percent of FM Services Company. FM Services Company provides certain administrative, financial and other services on a cost-reimbursement basis to FCX and provides similar services to two other public companies under management services agreements with fixed fee terms plus reimbursements for special projects and out-of-pocket expenses. The costs billed to FCX and PT Freeport Indonesia, which include related overhead, totaled $47.2 million in 2005, $34.6 million in 2004 and $33.4 million in 2003. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX. The amounts FM Services Company billed to the two other public companies totaled $5.6 million during 2005, $4.3 million during 2004 and $3.6 million during 2003.

In July 2003, FCX acquired the 85.7 percent ownership interest in Puncakjaya Power owned by affiliates of Duke Energy Corporation for $68.1 million cash, net of $9.9 million of cash acquired. Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia’s operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. In March 2005, FCX prepaid $187.0 million of bank debt associated with Puncakjaya Power’s operations; and as a result of this prepayment of debt, at December 31, 2005, FCX had a $135.4 million loan outstanding to Puncakjaya Power. At December 31, 2005, PT Freeport Indonesia had infrastructure asset financing obligations to Puncakjaya Power totaling $218.1 million and Puncakjaya Power had a receivable from PT Freeport Indonesia for $280.0 million, including Rio Tinto’s share. FCX consolidates PT Freeport Indonesia and Puncakjaya Power and FCX’s consolidated balance sheet only reflects a $61.9 million receivable ($8.8 million in other accounts receivable and $53.1 million in long-term assets) for Rio Tinto’s share of Puncakjaya Power’s receivable as provided for in FCX’s joint venture agreement with Rio Tinto.

Joint Ventures With Rio Tinto. In March 2004, FCX purchased Rio Tinto’s 23.9 million shares of FCX common stock for $881.9 million (approximately $36.85 per share) with a portion of the proceeds from the sale of the 5½% Convertible Perpetual Preferred Stock (see Note 7). Rio Tinto acquired these shares from FCX’s former parent company in 1995 in connection with the spin-off of FCX as an independent company. FCX and Rio Tinto have established certain unincorporated joint ventures which are not impacted by FCX’s purchase of its shares from Rio Tinto discussed above. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Papua. Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Agreed-upon exploration costs in the joint venture areas are generally shared 60 percent by FCX and 40 percent by Rio Tinto.

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

The joint venture agreement provides for adjustments to the specified annual amounts of copper, gold and silver attributable 100 percent to PT Freeport Indonesia upon the occurrence of certain events which cause an extended interruption in production to occur, including events such as the fourth-quarter 2003 Grasberg open-pit slippage and debris flow. As a result of the Grasberg slippage and debris flow events, the 2004 specified amounts attributable 100 percent to PT Freeport Indonesia were reduced by 172 million recoverable pounds for copper and 272,000 recoverable ounces for gold. Pursuant to agreements in 2005 and early 2006 with Rio Tinto, these reductions were offset by increases in the specified amounts attributable 100 percent to PT Freeport Indonesia totaling 62 million recoverable pounds for copper and 170,000 recoverable ounces for gold in 2005, and 110 million recoverable pounds for copper and 102,000 recoverable ounces for gold in 2021.

NOTE 3. INVENTORIES
The components of inventories follow (in thousands):

		December 31,
		2005	2004
PT Freeport Indonesia:	Concentrates - Average cost	$14,723	$11,830
Atlantic Copper:	Concentrates - FIFO	137,740	148,246
	Work in process - FIFO	144,951	86,710
	Finished goods - FIFO	2,975	6,479
Total product inventories		300,389	253,265
Total materials and supplies, net		264,630	213,447
Total inventories		$565,019	$466,712

The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $16.6 million at December 31, 2005, and $17.1 million at December 31, 2004.

NOTE 4. PROPERTY, PLANT, EQUIPMENT AND DEVELOPMENT COSTS, NET
The components of net property, plant, equipment and development costs follow (in thousands):

	December 31,
	2005	2004
Development and other	$1,517,731	$1,495,854
Buildings and infrastructure	1,500,337	1,440,873
Machinery and equipment	2,236,565	2,200,844
Mobile equipment	764,637	758,073
Construction in progress	70,563	72,525
Property, plant, equipment and development costs	6,089,833	5,968,169
Accumulated depreciation and amortization	(3,000,902)	(2,768,877)
Property, plant, equipment and development costs, net	$3,088,931	$3,199,292

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

NOTE 5. LONG-TERM DEBT

	December 31,
	2005	2004
	(In Thousands)
Senior Notes:
6⅞% Senior Notes due 2014	$340,295	$340,295
7% Convertible Senior Notes due 2011	323,667	575,000
10⅛% Senior Notes due 2010	283,895	500,000
7.50% Senior Notes due 2006	55,404	66,516
7.20% Senior Notes due 2026	175	4,525
Redeemable Preferred Stock:
Gold-Denominated Preferred Stock, Series II	167,379	167,379
Silver-Denominated Preferred Stock	12,501	25,002
Notes Payable:
Equipment capital leases, average rate 6.0% in 2005 and 4.4% in 2004	67,217	72,545
Atlantic Copper facility, average rate 5.5% in 2005 and 3.6% in 2004	3	4,381
Other notes payable and short-term borrowings	5,412	9,254
Puncakjaya Power bank debt, average rate 3.2% in 2004	-	187,009
FCX and PT Freeport Indonesia credit facility	-	-
Total debt	1,255,948	1,951,906
Less current portion of long-term debt and short-term borrowings	(253,350)	(78,214)
Long-term debt	$1,002,598	$1,873,692

Senior Notes. In February 2004, FCX sold $350 million of 6⅞% Senior Notes due 2014 for net proceeds of $344.4 million. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2004. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the notes contains certain restrictions, including restrictions on incurring debt, creating liens, selling assets, entering into certain transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. During 2004, FCX purchased in open market transactions $9.7 million of its 6⅞% Senior Notes, which resulted in a net gain of $0.8 million recorded as a reduction to losses on early extinguishment and conversion of debt.

In February 2003, FCX sold $575 million of 7% Convertible Senior Notes due 2011 for net proceeds of $559.1 million. Interest on the notes is payable semiannually on March 1 and September 1 of each year, beginning September 1, 2003. The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX’s common stock at a conversion price of $30.87 per share, which is equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. In the second half of 2005, FCX privately negotiated transactions to induce conversion of $251.3 million of its 7% Convertible Senior Notes into 8.1 million shares of FCX common stock. FCX recorded charges of $25.2 million, $23.3 million to net income, net of related reduction of interest expense, or $0.11 per diluted share, in 2005 as a result of these transactions. In January 2006, FCX privately negotiated transactions to induce conversion of $11.0 million of its 7% Convertible Senior Notes into 0.4 million shares of FCX common stock. FCX will record charges of $0.8 million, $0.5 million to net income, net of related reduction of interest expense, in the first quarter of 2006 as a result of these transactions. The notes are unsecured.

In January 2003, FCX sold $500 million of 10⅛% Senior Notes due 2010 for net proceeds of $487.3 million. Interest on the notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 2003. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. In the second half of 2005, FCX purchased in open market transactions $216.1 million of its 10⅛% Senior Notes. FCX recorded charges of $26.9 million, $16.9 million to net income or $0.08 per diluted share, in 2005 as a result of these transactions. The indenture governing the notes contains restrictions and limitations on incurring debt, creating liens, entering into sale leaseback transactions,

taking actions to limit distributions from certain subsidiaries, selling assets, entering into certain transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. The notes are unsecured.

In April 2003, FCX concluded tender offers for its 7.50% Senior Notes due 2006 and its 7.20% Senior Notes due 2026. Of the total $450 million outstanding at December 31, 2002, notes with a face amount of $234.0 million were tendered for $239.0 million cash. FCX recorded a charge of $6.6 million, $4.8 million to net income or $0.03 per diluted share, to losses on early extinguishments of debt in 2003. In July 2003, FCX purchased an additional $76.0 million face amount of its 7.20% Senior Notes for $77.2 million, and recorded a charge to losses on early extinguishment of debt of $1.3 million, $0.9 million to net income or less than $0.01 per diluted share. In October 2003, holders of $68.9 million of 7.20% Senior Notes elected early repayment as permitted under their terms. In 2005, FCX purchased in open market transactions $4.4 million of its 7.20% Senior Notes and $11.1 million of its 7.50% Senior Notes. FCX recorded charges of $0.1 million, less than $0.1 million to net income or less than $0.01 per diluted share, in 2005 as a result of these transactions. At December 31, 2005, FCX had outstanding $55.4 million of its 7.50% Senior Notes and $0.2 million of its 7.20% Senior Notes.

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

Redeemable Preferred Stock. As discussed in Note 1, upon adoption of SFAS No. 150 on July 1, 2003, mandatorily redeemable preferred stock totaling $450.0 million was reclassified as debt. On August 1, 2003, FCX redeemed the 6.0 million depositary shares representing its Gold-Denominated Preferred Stock for $210.5 million. The mandatory redemption of the Gold-Denominated Preferred Stock shares reduced total consolidated debt by $232.6 million and resulted in a hedging gain to revenues of $22.1 million, $11.4 million to net income or $0.07 per diluted share, in 2003.

At December 31, 2005 and 2004, FCX had outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. Each depositary share had a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and was redeemed in February 2006 for the cash value of 0.1 ounce of gold. These depositary shares traded on the New York Stock Exchange (NYSE) under the symbol “FCX PrC.” In February 2006, FCX redeemed its Gold-Denominated Preferred Stock, Series II for $236.3 million. The mandatory redemption resulted in a $167.4 million decrease in debt and a hedging loss to 2006 revenues of $69.0 million, $36.6 million to net income or $0.20 per share based on outstanding shares at December 31, 2005.

FCX has outstanding 4.8 million depositary shares representing 14,875 shares of its Silver-Denominated Preferred Stock totaling $12.5 million at December 31, 2005, and had 29,750 shares totaling $25.0 million at December 31, 2004. As of December 31, 2005, each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0051563 ounce of silver. FCX made seven annual mandatory partial redemption payments on the underlying Silver-Denominated Preferred Stock through August 2005. For each of the partial redemptions, the difference between FCX’s carrying amount of $12.5 million and the actual redemption payments was recorded in revenues as a hedging gain or loss. On August 1, 2005, FCX funded the seventh of eight scheduled annual redemption payments on its Silver-Denominated Preferred Stock for $17.5 million. The mandatory redemptions resulted in hedging gains (losses) to revenues of $(5.0) million in 2005, $(1.4) million in 2004 and $1.7 million in 2003. One annual redemption payment remains and will vary with the price of silver. These depositary shares trade on the NYSE under the symbol “FCX PrD.”

Notes Payable. PT Freeport Indonesia had capital leases with a vendor totaling $67.2 million at December 31, 2005, and $72.5 million at December 31, 2004. Interest rates on the leases are variable.

Atlantic Copper has a variable-rate project loan (the Atlantic Copper facility). In February 2004, FCX used a portion of the proceeds from the sale of the 6⅞% Senior Notes (see above) to repay $162.4 million of Atlantic Copper’s borrowings and to refinance certain other FCX debt maturities. Atlantic Copper recorded a $3.7 million charge for losses on early extinguishment of debt for repayment of certain of its debt. As of December 31, 2005, the variable-rate project loan, nonrecourse to FCX, consisted of a $44.0 million working capital revolver that matures in December 2007. The Atlantic Copper facility restricts other borrowings and borrowings under the facility are secured by certain Atlantic Copper receivables and inventory.

As discussed in Note 2, FCX acquired the 85.7 percent ownership interest in Puncakjaya Power owned by affiliates of Duke Energy Corporation in July 2003. In March 2005, FCX prepaid $187.0 million of bank debt associated with Puncakjaya Power’s operations.

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

Maturities and Capitalized Interest. Maturities of debt instruments based on the amounts and terms outstanding at December 31, 2005, totaled $253.4 million in 2006, $13.5 million in 2007, $13.5 million in 2008, $13.5 million in 2009, $294.1 million in 2010 and $667.9 million thereafter. Capitalized interest totaled $4.1 million in 2005, $2.9 million in 2004 and $3.0 million in 2003.

NOTE 6. ACCRUED POSTRETIREMENT BENEFITS AND OTHER LIABILITIES
The following is a detail of FCX’s accrued postretirement benefits and other liabilities (in thousands):

	2005	2004
Atlantic Copper contractual obligation to
insurance company (see Note 9)	$57,230	$69,767
Pension and long-term incentive compensation (see Note 9)	95,490	76,009
Asset retirement obligations (see Note 10)	26,616	22,848
Reserve for non-income taxes (see Note 10)	19,103	18,910
Other long-term liabilities and reserves	11,820	12,694
Total accrued postretirement benefits and other liabilities	$210,259	$200,228

NOTE 7. STOCKHOLDERS’ EQUITY
Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. At the 2002 annual shareholder meeting, FCX’s shareholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock. FCX now has only one class of common stock. The conversion created a new measurement date for FCX’s Class A stock options that were converted to Class B stock options. Under accounting rules followed by FCX for stock-based compensation, the in-the-money value of these stock options on the new measurement date ($8.8 million) must be charged to earnings over the remaining vesting period of the options, which extends through January 2006. The related charge to general and administrative expenses totaled $2.1 million in 2005, $2.1 million in 2004 and $2.3 million in 2003.

In 2003, FCX’s Board of Directors approved a new open market share purchase program for up to 20 million shares, which replaced FCX’s previous program. Under this new program, FCX acquired 2.4 million shares in 2005 for $80.2 million, $33.83 per share average, and 3.4 million shares in 2004 for $99.5 million, $29.39 per share average, and

14.2 million shares remain available. No other shares were purchased through February 28, 2006. The timing of future purchases of FCX’s common stock is dependent upon a number of factors including the price of FCX’s common shares, FCX’s cash flow and financial position, copper and gold prices and general economic and market conditions.

Preferred Stock. In December 2003, FCX called for redemption the depositary shares representing its Step-Up Convertible Preferred Stock. Of the 14.0 million depositary shares outstanding at the time of call, 13.8 million depositary shares converted into 11.5 million shares of FCX common stock. The remaining depositary shares outstanding were redeemed for approximately $7 million in cash.

In March 2004, FCX sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for $1.1 billion, with net proceeds totaling $1.067 billion. Each share of preferred stock was initially convertible into 18.8019 shares of FCX common stock, equivalent to a conversion price of approximately $53.19 per common share. The conversion rate is adjustable upon the occurrence of certain events, including any quarter that FCX’s common stock dividend exceeds $0.20 per share. In October 2004, FCX’s Board of Directors increased the annual common stock dividend rate to $1.00 per share ($0.25 per share quarterly). FCX paid a supplemental dividend of $0.25 per share on December 29, 2004, and paid three $0.50 per share supplemental dividends on March 31, 2005, September 30, 2005 and December 30, 2005. In November 2005, FCX’s Board of Directors authorized an increase in the annual common stock dividend to $1.25 per share from $1.00 per share. The increased quarterly dividend payments and the supplemental dividends resulted in adjustments to the conversion rate. After FCX’s February 2006 quarterly dividend, each share of preferred stock is now convertible into 19.7273 shares of FCX common stock, equivalent to a conversion price of approximately $50.69 per common share. Beginning March 30, 2009, FCX may redeem shares of the preferred stock by paying cash, FCX common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if FCX’s common stock price has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. FCX used a portion of the proceeds from the sale to purchase 23.9 million shares of FCX common stock owned by Rio Tinto for $881.9 million (approximately $36.85 per share) and used the remainder for general corporate purposes.

Stock Award Plans. FCX currently has six stock-based compensation plans. As of December 31, 2005, only three of the plans, which are discussed below, have awards available for grant. FCX’s 1999 Stock Incentive Plan (the 1999 Plan) and 2003 Stock Incentive Plan (the 2003 Plan) provide for the issuance of stock options, SARs, restricted stock units and other stock-based awards. Each plan allows FCX to grant awards for up to 8.0 million common shares to eligible participants and also allows FCX senior executives to elect to receive restricted stock units in place of all or part of their cash incentive compensation. Restricted stock unit grants vest over three years and are valued on the date of grant at 50 percent above the cash incentive compensation they replace. FCX granted 0.1 million restricted stock units in 2005, 0.2 million in 2004 and 0.1 million in 2003.

In May 2004, FCX’s shareholders approved the 2004 Director Compensation Plan (the 2004 Plan). The 2004 Plan authorizes awards of options and restricted stock units for up to 1.0 million shares and the one-time grant of 66,882 SARs.

Awards granted under all of the plans generally expire 10 years after the date of grant and vest in 25 percent annual increments beginning one year from the date of grant. Awards for 0.6 million shares under the 2004 Plan, 2.4 million shares under the 2003 Plan and 0.1 million shares under the 1999 Plan were available for new grants as of December 31, 2005. A summary of stock options outstanding, including 0.2 million SARs, follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	Of	Option	Of	Option	of	Option
	Options	Price	Options	Price	Options	Price
Balance at January 1	6,866,805	$23.20	10,327,745	$19.38	15,944,087	$17.82
Granted	4,490,750	37.03	1,472,399	34.74	1,315,172	20.09
Exercised	(3,838,554)	23.24	(4,581,273)	18.42	(6,625,475)	15.75
Expired/Forfeited	(163,389)	31.51	(352,066)	21.65	(306,039)	19.93
Balance at December 31	7,355,612	31.43	6,866,805	23.20	10,327,745	19.38

Summary information of stock options outstanding at December 31, 2005, excluding SARs, follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Of	Remaining	Option	Of	Option
Range of Exercise Prices	Options	Life	Price	Options	Price
$9.09 to $11.31	122,625	4.9 years	$10.62	122,625	$10.62
$13.78 to $18.89	1,539,452	6.5 years	15.86	239,308	15.48
$26.98 to $39.08	5,501,300	8.5 years	36.69	166,925	32.24
$51.97	3,750	9.9 years	51.97	-
	7,167,127			528,858

NOTE 8. INCOME TAXES
The components of FCX’s deferred taxes follow (in thousands):

	December 31,
	2005	2004
Deferred tax asset:
Foreign tax credits	$741,104	$417,853
Atlantic Copper net operating loss carryforwards	127,544	148,338
U.S. alternative minimum tax credits	90,380	91,755
Intercompany profit elimination	84,010	27,130
Deferred compensation	30,101	6,018
Valuation allowance	(959,028)	(657,946)
Total deferred tax asset	114,111	33,148

Deferred tax liability:
Property, plant, equipment and development costs	(708,221)	(702,586)
Undistributed earnings in PT Freeport Indonesia	(188,931)	(172,491)
Deferred mining costs	(99,874)	(77,145)
Other	(19,471)	(13,342)
Total deferred tax liability	(1,016,497)	(965,564)
Net deferred tax liability	$(902,386)	$(932,416)

FCX has provided a valuation allowance equal to its tax credit carryforwards ($831.5 million at December 31, 2005, and $509.6 million at December 31, 2004) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future and because the foreign tax credits expire after 10 years. Atlantic Copper is subject to taxation in Spain and has not generated significant taxable income in recent years. FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper’s net operating losses totaling $364.4 million at December 31, 2005, and $423.8 million at December 31, 2004, which expire through the year 2019.

PT Freeport Indonesia’s Indonesian income tax returns prior to 2001 have been audited or are no longer subject to review by the Indonesian tax authorities. FCX’s provision for income taxes consists of the following (in thousands):

	2005	2004	2003
Current income taxes:
Indonesian	$831,566	$236,836	$218,017
United States and other	1,923	7,049	9,383
	833,489	243,885	227,400
Deferred Indonesian income taxes	81,579	86,795	110,653
Provision for income taxes per income
statements	915,068	330,680	338,053
Tax effect of cumulative effect adjustments	-	-	6,306
Total provision for income taxes	$915,068	$330,680	$344,359

Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

	2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes computed at the
contractual Indonesian tax rate	$712,928	35%	$201,034	35%	$204,321	35%
Indonesian withholding tax on:
Earnings/dividends	134,776	7	47,347	8	42,632	7
Interest	923	-	1,120	-	1,223	-
Other adjustments:
Parent company costs	47,372	2	40,435	7	61,923	11
Atlantic Copper net (income) loss	(6,245)	-	36,186	6	20,488	3
U.S. alternative minimum tax	-	-	8,200	2	9,300	2
Intercompany interest expense	-	-	-	-	(4,789)	(1)
PT Indocopper Investama taxes	36,544	2	3,005	1	-	-
Other, net	(11,230)	(1)	(6,647)	(1)	2,955	1
Provision for income taxes per
income statements	915,068	45%	330,680	58%	338,053	58%
Tax effect of cumulative effect
adjustments	-		-		6,306
Total provision for income taxes	$915,068		$330,680		$344,359

NOTE 9. INVESTMENT IN PT SMELTING AND EMPLOYEE BENEFITS
PT Smelting. PT Smelting, an Indonesian company, operates a smelter/refinery in Gresik, Indonesia. In 2004, PT Smelting increased its stated production capacity of 200,000 metric tons of copper metal per year to 250,000 metric tons. PT Smelting plans to further expand its production capacity to approximately 270,000 metric tons of copper metal per year by the middle of 2006. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia provides nearly all of PT Smelting’s copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting’s commercial operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound during the period from the commencement of PT Smelting’s operations in 1998 until April 2004, when it declined to a minimum of $0.21 per pound. In December 2003, PT Smelting’s shareholder agreement was amended to eliminate PT Freeport Indonesia’s assignment of its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations. No amounts were paid under this assignment. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $292.3 million at December 31, 2005, and $259.5 million at December 31, 2004.

Pension Plans. During 2000, FCX and FM Services Company elected to terminate their defined benefit pension plans covering substantially all U.S. and certain overseas expatriate employees and replace these plans, which have substantially the same provisions, with defined contribution plans, as further discussed below. All participants’ account balances in the defined benefit plans were fully vested on June 30, 2000, and interest credits continue to accrue under the plans until the assets are finally liquidated. The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation. The plans’ investment portfolios were liquidated and invested in primarily short duration fixed-income securities in the fourth quarter of 2000 to reduce exposure to equity market volatility.  All of the FCX plan assets shown in the table below relate to these plans and the unfunded liability totaled $2.8 million at December 31, 2005.

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

PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiahs covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 9,825 rupiah to one U.S. dollar on December 31, 2005, and 9,270 rupiah to one U.S. dollar on December 31, 2004. Labor laws enacted in 2003, which replace labor laws enacted in 2001, in Indonesia require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee’s years of service. PT Freeport Indonesia’s pension benefit disclosures include the impact of this law.

Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. Amended Spanish legislation required that Atlantic Copper begin funding its contractual obligation to the retired employees through a third party in November 2002. In August 2002, Atlantic Copper complied with the amended Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. The insurance company invests the plan assets in accordance with Spanish regulations and Atlantic Copper has no control over these investments. Atlantic Copper is amortizing the unrecognized net actuarial loss over the remaining 11-year funding period.

Information as of December 31, 2005 and 2004, on the FCX (including FM Services Company’s plan, FCX’s SERP and director plans), PT Freeport Indonesia and Atlantic Copper plans follows (dollars in thousands):

	FCX (U.S. and expatriate employees)		PT Freeport Indonesia (Indonesian employees)		Atlantic Copper (Spanish retirees)
	2005	2004	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$(45,194)	$(29,495)	$(40,888)	$(37,224)	$(87,499)	$(85,089)
SERP and director plan additions	-	(21,300)	-	-	-	-
Service cost	(701)	(731)	(3,546)	(3,355)	-	-
Interest cost	(2,412)	(2,633)	(3,704)	(3,365)	(4,708)	(5,035)
Actuarial gains (losses)	(232)	888	1,918	(3,819)	(307)	(608)
Plan amendments	(1,313)	-	-	-	-	-
Foreign exchange gain (loss)	-	-	2,322	3,632	9,343	(4,572)
Benefits paid	2,338	8,077	3,637	3,243	7,664	7,805
Benefit obligation at end of year	(47,514)	(45,194)	(40,261)	(40,888)	(75,507)	(87,499)

Change in plan assets:
Fair value of plan assets at beginning
of year	16,610	24,071	18,956	18,536	9,840	8,275
Actual return on plan assets	389	481	1,251	3,084	-	-
Employer contributions[a]	136	135	4,512	3,694	9,123	9,370
Foreign exchange loss	-	-	(820)	(4,260)	-	-
Benefits paid	(2,338)	(8,077)	(1,954)	(2,098)	(7,664)	(7,805)
Fair value of plan assets at end of year	14,797	16,610	21,945	18,956	11,299	9,840

Funded status	(32,717)	(28,584)	(18,316)	(21,932)	(64,208)	(77,659)
Unrecognized net actuarial (gain) loss	(431)	(651)	8,133	12,075	6,978	7,892
Unrecognized prior service cost	12,758	15,647	5,630	6,897	-	-
Intangible asset/minimum liability
adjustment	(12,232)	(14,135)	(2,154)	(4,643)	-	-
Accrued benefit cost	$(32,622)	$(27,723)	$(6,707)	$(7,603)	$(57,230)	$(69,767)

Accumulated benefit obligation	$(47,514)	$(45,194)	$(24,540)	$(25,166)	$(75,507)	$(87,499)

Weighted-average assumptions used
to determine benefit obligations
(percent):
Discount rate	4.00 [b]	6.00 [b]	12.00	10.00	6.77	6.77
Rate of compensation increase	N/A [b]	N/A [b]	10.00	8.00 [c]	N/A	N/A

Weighted-average assumptions to
determine net periodic benefit cost
(percent):
Discount rate	6.00 [b]	6.25 [b]	12.00	10.00	6.77	6.77
Expected return on plan assets	N/A [b]	N/A [b]	10.00	7.50	-	-
Rate of compensation increase	N/A [b]	N/A [b]	10.00	8.00 [c]	N/A	N/A

a.
Employer contributions for 2006 are expected to approximate $4.9 million for the PT Freeport Indonesia plan (based on a December 31, 2005, exchange rate of 9,825 Indonesian rupiah to one U.S. dollar), $8.5 million for the Atlantic Copper plan (based on a December 31, 2005, exchange rate of $1.18 per euro) and none for the FCX plans.

b.	As discussed above, FCX and FM Services Company elected to terminate their defined benefit pension plans and ceased accruing benefits on June 30, 2000. The assumptions shown only relate to the SERP.
c.	Rate of compensation increase assumption for 2005 is 10.0 percent for staff employees and 14.0 percent for non-staff employees and 8.0 percent for all years thereafter.

The components of net periodic benefit cost for FCX’s pension plans, including the SERP, director plan and FM Services Company’s pension plan, follow (in thousands):

	2005	2004	2003
Service cost	$701	$731	$-
Amortization of prior service cost	4,194	5,416	-
Interest cost	2,412	2,633	1,085
Actual return on plan assets	(389)	(481)	(751)
Net periodic benefit cost	$6,918	$8,299	$334

The components of net periodic benefit cost for PT Freeport Indonesia’s and Atlantic Copper’s pension plans follow (in thousands):

	PT Freeport Indonesia			Atlantic Copper
	2005	2004	2003	2005	2004	2003
Service cost	$3,546	$3,355	$3,148	$-	$-	$-
Interest cost	3,704	3,365	3,366	4,708	5,035	4,821
Expected return on plan assets	(1,391)	(1,829)	(1,888)	-	-	-
Amortization of prior service cost	885	969	894	-	-	-
Amortization of net actuarial loss	703	243	478	1,221	1,517	1,316
Net periodic benefit cost	$7,447	$6,103	$5,998	$5,929	$6,552	$6,137

The pension plan weighted-average asset allocations for the FCX and PT Freeport Indonesia plans at December 31, 2005 and 2004, follow:

	FCX		PT Freeport Indonesia
	2005	2004	2005	2004
Debt securities	98%	99%	-%	5%
Cash and bank deposits	2	1	100	95
Total	100%	100%	100%	100%

The FCX and FM Services Company pension plans were terminated in 2000 as discussed above. Therefore, the entire asset balance of $14.8 million at December 31, 2005, will be liquidated and any unfunded benefits will be paid after Internal Revenue Service and Pension Benefit Guaranty Corporation approval. The expected benefit payments for FCX’s SERP and director plan total $0.2 million for each year in the period 2006 through 2008, $17.2 million in 2009, $0.2 million in 2010 and $14.1 million for 2011 through 2015. The rupiah benefit payments that are expected to be paid for PT Freeport Indonesia’s pension plan (based on a December 31, 2005, exchange rate of 9,825 Indonesian rupiah to one U.S. dollar) total $4.0 million in 2006, $3.8 million in 2007, $4.7 million in 2008, $5.9 million in 2009, $7.4 million in 2010 and $34.8 million for 2011 through 2015. Atlantic Copper’s plan is administered by a third-party insurance company and Atlantic Copper is not provided asset allocations or benefit payment projections.

Other Benefits. FCX and FM Services Company also provide certain health care and life insurance benefits for retired employees. FCX and FM Services Company have the right to modify or terminate these benefits. The initial health care cost trend rate used for the other benefits was 10 percent for 2006, decreasing ratably each year until reaching 5 percent in 2011. A one-percentage-point increase or decrease in assumed health care cost trend rates would not have a significant impact on total service or interest cost. Information on the employee health care and life insurance benefits FCX and FM Services Company provide follows (in thousands):

	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$(5,349)	$(5,410)
Service cost	(159)	(137)
Interest cost	(311)	(335)
Actuarial gains (losses)	(1,024)	148
Plan amendment	1,002	118
Participant contributions	(155)	(160)
Benefits paid	352	427
Benefit obligation at end of year	(5,644)	(5,349)

Change in plan assets:
Fair value of plan assets at beginning of year	-	-
Employer/participant contributions	352	427
Benefits paid	(352)	(427)
Fair value of plan assets at end of year	-	-

Funded status	(5,644)	(5,349)
Unrecognized net actuarial loss	1,462	450
Unrecognized prior service cost	(1,346)	(483)
Accrued benefit cost	$(5,528)	$(5,382)

Discount rate assumption (percent)	5.50	6.00

Expected benefit payments for these plans total $0.4 million for 2006, $0.4 million for 2007, $0.5 million for 2008, $0.5 million for 2009, $0.5 million for 2010, and $2.5 million for the period from 2011 through 2015. The components of net periodic benefit cost for FCX’s and FM Services Company’s health care and life insurance benefits follow (in thousands):

	2005	2004	2003
Service cost	$159	$137	$127
Interest cost	311	335	327
Amortization of prior service (credit) cost	(139)	(139)	273
Amortization of net actuarial loss	13	22	14
Net periodic benefit cost	$344	$355	$741

FCX and FM Services Company have employee savings plans under Section 401(k) of the Internal Revenue Code that generally allow eligible employees to contribute up to 50 percent of their pre-tax compensation, but no more than a specified annual limit (currently $15,000) which may be increased by an additional $5,000 for employees who are at least 50 years old. FCX and FM Services Company match 100 percent of the first 5 percent of the employees’ contribution. New plan participants vest 100 percent in FCX’s and FM Services Company’s matching contributions upon three years of service.

During 2000, FCX and FM Services Company also established additional defined contribution plans for substantially all their employees following their decision to terminate their defined benefit pension plans. Under these plans, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee’s pay, depending on a combination of each employee’s age and years of service. The costs charged to operations for FCX’s and FM Services Company’s employee savings plans and defined contribution plans totaled $3.2 million in 2005, $3.2 million in 2004 and $2.8 million in 2003. FCX and FM Services Company have other employee benefit plans, certain of which are related to FCX’s performance, which costs are recognized currently in general and administrative expense. Atlantic Copper has a defined contribution plan and recorded charges totaling $0.4 million in 2005, $0.5 million in 2004 and $0.4 million in 2003 for annual service costs related to this plan.

During 2004, Atlantic Copper undertook a cost reduction and operational enhancement plan designed to reduce unit costs, including a reduction in workforce, and enhance operational and administrative efficiencies. In connection with implementing this cost reduction and operational enhancement plan, Atlantic Copper submitted a workforce reduction plan to the Spanish Labour Authority and, in December 2004, received approval for this workforce reduction plan. Atlantic Copper recorded a $12.0 million charge in 2004 related to the workforce reduction under this plan. These charges include $8.1 million in one-time termination benefits for those affected employees eligible for early retirement benefits, $0.8 million in severance payments for those affected employees not eligible for early retirement and $3.1 million for contract termination costs. Atlantic Copper paid $1.4 million of these benefits in December 2004 and paid the balance in the first half of 2005.

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

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. FCX and its insurers entered into an insurance settlement agreement in December 2004 (Settlement Agreement). Under the Settlement Agreement, all claims that arose from the fourth-quarter 2003 slippage and debris flow events in the Grasberg open-pit mine were settled. The insurers agreed to pay an aggregate of $125.0 million in connection with its claims. In 2004, the insurers paid $94.5 million and the remaining $30.5 million was paid in January 2005. After considering its joint venture partner’s interest in the proceeds, PT Freeport Indonesia’s joint venture share of proceeds totaled $95.0 million. As a result of the settlement, FCX recorded an $87.0 million gain on insurance settlement for the business interruption recovery and an $8.0 million gain to production costs for the property loss recovery for a net gain of $48.8 million, after taxes and minority interest sharing, in 2004.

Environmental, Reclamation and Mine Closure. FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurred aggregate environmental capital expenditures and other environmental costs, including Rio Tinto’s share, totaling $44.0 million in 2005, $65.1 million in 2004 and $72.1 million in 2003.

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

Effective January 1, 2003, FCX adopted SFAS No. 143 (see Note 1). At December 31, 2005, FCX estimated these aggregate obligations to be approximately $156 million for PT Freeport Indonesia and $15 million for Atlantic Copper, and estimated PT Freeport Indonesia’s aggregate discounted asset retirement obligations to be $26.5 million and Atlantic Copper’s to be $0.2 million. At December 31, 2004, PT Freeport Indonesia revised its reclamation and closure estimates for changes in the projected timing of certain reclamation costs and changes in certain cost estimates. At December 31, 2004, FCX estimated these aggregate obligations to be approximately $149 million for PT Freeport Indonesia and $18 million for Atlantic Copper, and estimated PT Freeport Indonesia’s aggregate discounted asset retirement obligations to be $22.0 million and Atlantic Copper’s to be $0.8 million. The changes in 2004 reduced the related asset balances and are not expected to have a material impact on future net income. FCX’s consolidated discounted asset retirement obligations for 2005 and 2004 follow (in thousands):

	2005	2004
Asset retirement obligation at beginning of year	$22,848	$26,486
Accretion expense	2,822	2,985
Liabilities incurred	1,744	-
Revision for changes in estimates	(709)	(6,698)
Foreign exchange (gain) loss	(89)	75
Asset retirement obligation at end of year	$26,616	$22,848

In 1996, PT Freeport Indonesia began contributing to a cash fund ($7.2 million balance at December 31, 2005) designed to accumulate at least $100 million (including interest) by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay the above-mentioned mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

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

Social and Economic Development Programs. FCX has a comprehensive social, employment and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development, which was previously called the Freeport Fund for Irian Jaya Development, through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for the development of the local people through the Freeport Partnership Fund for Community Development. PT Freeport Indonesia charged $35.7 million in 2005, $17.5 million in 2004 and $17.4 million in 2003 to production costs for this commitment.

Long-Term Contracts and Operating Leases. Atlantic Copper has firm contractual commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 375,000 metric tons in 2006, 335,000 metric tons in 2007, 270,000 metric tons in 2008 and 190,000 metric tons in 2009 at market prices.

As of December 31, 2005, FCX’s aggregate minimum annual contractual payments, including Rio Tinto’s share, under noncancelable long-term operating leases which extend to 2030 totaled $8.2 million in 2006, $7.7 million in 2007, $7.5 million in 2008, $6.7 million in 2009, $4.7 million in 2010 and $2.0 million thereafter. Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.8 million due under noncancelable subleases. Total aggregate rental expense under operating leases amounted to $8.5 million in 2005, $7.9 million in 2004 and $6.6 million in 2003.

Share Purchase Program. In June 2000, FCX’s Board of Directors authorized a 20-million-share increase in FCX’s open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. From inception of this program in July 1995 through October 2003, FCX has purchased a total of 70.7 million shares for $1.24 billion ($17.53 per share average). In October 2003, FCX’s Board of Directors approved a new open market share purchase program for up to 20 million shares which replaced the previous program. Through February 24, 2006, under this new program, FCX acquired 2.4 million shares in 2005 for $80.2 million, $33.83 per share average, and 3.4 million shares in 2004 for $99.5 million, $29.39 per share average, and 14.2 million shares remain available. The timing of future purchases of common stock is dependent upon many factors including the price of FCX’s common shares, its cash flows and financial position, copper and gold prices and general economic and market conditions. As discussed in Note 5, two of FCX’s senior notes and, in certain circumstances, FCX’s credit facility contain limitations on common stock purchases.

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

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and unmatured derivative financial instruments at December 31, 2005 and 2004 (in thousands). Fair values are based on quoted market prices and other available market information.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Commodity contracts:
Open contracts in asset position	$2,209	$2,209	$950	$950
Open contracts in liability position	-	-	(1,806)	(1,806)
Embedded derivatives in concentrate
sales contracts	38,583	38,583	16,082	16,082
Foreign exchange contracts:
$U.S./Indonesian rupiah	1,762	1,762	2,879	2,879
Long-term debt	(1,255,948)	(1,619,522)	(1,951,906)	(2,353,987)
Interest rate swap contracts	-	-	(96)	(96)

FCX follows SFAS No. 133 and changes in the fair value of unrealized derivative contracts that qualify as hedges are not reported in current earnings, but are included in other comprehensive income (see Note 1). A recap of gains (losses) charged to earnings for redeemable preferred stock redemptions, derivative contracts and embedded derivatives follows (in thousands):

	2005	2004	2003
FCX:
Silver-Denominated Preferred Stock	$(4,952)	$(1,441)	$1,722
Gold-Denominated Preferred Stock	-	-	22,110
PT Freeport Indonesia:
Foreign currency exchange contracts	663	-	-
Embedded derivatives in concentrate sales contracts	166,087	56,920	38,932
Atlantic Copper:
Foreign currency exchange contracts	-	-	9,625
Forward copper contracts	29,089	(5,643)	(8,019)
Interest rate contracts	(97)	(1,449)	(2,135)

Commodity Contracts. From time to time, PT Freeport Indonesia has entered into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. The primary objective of these contracts has been to set a minimum price and the secondary objective is to retain market upside, if available at a reasonable cost. As of December 31, 2005, FCX had no price protection contracts relating to its mine production. At December 31, 2005, FCX had outstanding Gold-Denominated and Silver-Denominated Preferred Stock with dividends and redemption amounts determined by commodity prices. FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133, which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Therefore, FCX’s redeemable preferred stock (classified as long-term debt) is recorded at its original issue value less redemptions, and had a carrying value of $179.9 million at December 31, 2005, and a fair value of $241.9 million based on December 30, 2005 quoted market prices. The Gold-Denominated Preferred Stock was redeemed on February 1, 2006, for $236.3 million (see Note 5).

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

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Although these contracts are intended to hedge against changes in copper prices, they do not qualify for hedge accounting treatment under SFAS No. 133 because Atlantic Copper bases its hedging contracts on its net sales and purchases position, and contracts to hedge a net position do not qualify for hedge accounting under SFAS No. 133. At December 31, 2005, Atlantic Copper held forward copper purchase contracts for 22.5 million pounds at an average price of $1.90 per pound through April 2006.

Foreign Currency Exchange Contracts. PT Freeport Indonesia and Atlantic Copper enter into foreign currency forward contracts to hedge the market risks of their forecasted costs denominated in a currency other than the U.S. dollar, their functional currency. The primary objective of these contracts is either to lock in an exchange rate or to minimize the impact of adverse exchange rate changes. As of December 31, 2005, PT Freeport Indonesia had foreign currency contracts to hedge 735.0 billion in rupiah payments, including certain rupiah-based capital expenditures, or approximately 46 percent of aggregate projected rupiah payments for 2006, at an average exchange rate of 10,085 rupiah to one U.S. dollar. PT Freeport Indonesia accounts for these contracts as cash flow hedges. As of December 31, 2005, PT Freeport Indonesia expects to reclass $1.8 million of unrealized gains to 2006 earnings related to its outstanding foreign currency contracts.

Debt and Interest Rate Contracts. At times, Atlantic Copper entered into interest rate swaps, which matured in March 2005, to manage exposure to interest rate changes on a portion of its variable-rate debt. The primary objective of these contracts was to lock in an interest rate considered to be favorable. Interest on comparable floating rate debt averaged 4.8 percent in 2005, 3.6 percent in 2004 and 4.4 percent in 2003, resulting in additional interest costs totaling $0.1 million in 2005, $1.4 million in 2004 and $2.1 million in 2003.

Atlantic Copper is a party to letters of credit totaling $11.4 million at December 31, 2005. Fair value of these letters of credit approximates their face value at December 31, 2005.

NOTE 12. SEGMENT INFORMATION
FCX follows SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. FCX has two operating segments: “mining and exploration” and “smelting and refining.” The mining and exploration segment consists of FCX’s Indonesian activities including PT Freeport Indonesia’s copper and gold mining operations, Puncakjaya Power’s power-generating operations (after eliminations with PT Freeport Indonesia) and FCX’s Indonesian exploration activities. The smelting and refining segment includes Atlantic Copper’s operations in Spain and PT Freeport Indonesia’s equity investment in PT Smelting in Gresik, Indonesia. The segment data presented below were prepared on the same basis as FCX’s consolidated financial statements.

	Mining and Exploration		Smelting and Refining		Eliminations and Other	FCX Total
	(In Thousands)
2005
Revenues	$3,567,982	[a]	$1,363,208		$(752,072)	$4,179,118
Production and delivery	954,039		1,288,610		(605,017)[b]	1,637,632
Depreciation and amortization	209,713		28,995		12,804	251,512
Exploration expenses	8,618		-		185	8,803
General and administrative expenses	147,334	[c]	10,824		(54,273)[c]	103,885
Operating income	$2,248,278		$34,779		$(105,771)	$2,177,286
Equity in PT Smelting earnings	$-		$9,302		$-	$9,302
Interest expense, net	$22,386		$16,962		$92,291	$131,639
Provision for income taxes	$781,013		$-		$134,055	$915,068
Capital expenditures	$129,551		$10,231		$3,204	$142,986
Total assets	$4,623,829	[d]	$933,059	[e]	$(6,682)	$5,550,206

2004
Revenues	$1,746,573	[a]	$873,700		$(248,407)	$2,371,866
Production and delivery	760,131		914,452		(224,292)[b]	1,450,291
Depreciation and amortization	168,195		28,632		9,581	206,408
Exploration expenses	8,471		-		193	8,664
General and administrative expenses	151,944	[c]	14,196		(76,213)[c]	89,927
Gain on insurance settlement	(87,000)		-		-	(87,000)
Operating income (loss)	$744,832		$(83,580)		$42,324	$703,576
Equity in PT Smelting earnings	$-		$2,045		$-	$2,045
Interest expense, net	$22,209		$13,783		$112,111	$148,103
Provision for income taxes	$266,372		$-		$64,308	$330,680
Capital expenditures	$119,426		$21,792		$(219)	$140,999
Total assets	$4,070,767	[d]	$753,883	[e]	$262,345	$5,086,995

2003
Revenues	$1,744,580	[a]	$910,417		$(442,832)	$2,212,165
Production and delivery	631,951		892,681		(453,306)[b]	1,071,326
Depreciation and amortization	190,450		28,464		11,889	230,803
Exploration expenses	6,284		-		165	6,449
General and administrative expenses	123,408	[c]	11,023		(54,152)[c]	80,279
Operating income (loss)	$792,487		$(21,751)		$52,572	$823,308
Equity in PT Smelting earnings	$-		$5,609		$-	$5,609
Interest expense, net	$44,861		$16,675		$135,481	$197,017
Provision for income taxes	$273,378		$-		$64,675	$338,053
Capital expenditures	$129,029		$9,941		$216	$139,186
Total assets	$3,656,714	[d]	$689,213	[e]	$372,439	$4,718,366

a.	Includes PT Freeport Indonesia’s sales to PT Smelting totaling $1,008.5 million in 2005, $696.0 million in 2004 and $510.2 million in 2003.
b.
Includes deferrals (recognition) of intercompany profits on 25 percent of PT Freeport Indonesia’s sales to PT Smelting, for which the final sale to third parties has not occurred, totaling $23.6 million in 2005, $13.8 million in 2004 and $(7.0) million in 2003.

c.
Includes charges to the mining and exploration segment for the in-the-money value of FCX stock option exercises which are eliminated in consolidation totaling $64.5 million in 2005, $87.3 million in 2004 and $57.8 million in 2003.

d.	Includes PT Freeport Indonesia’s trade receivables with PT Smelting totaling $162.0 million at December 31, 2005, $87.5 million at December 31, 2004, and $33.5 million at December 31, 2003.
e.	Includes PT Freeport Indonesia’s equity investment in PT Smelting totaling $33.5 million at December 31, 2005, $47.8 million at December 31, 2004, and $58.2 million at December 31, 2003.

Through its operating subsidiaries, FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled approximately 97 percent in 2005, 96 percent in 2004 and 95 percent in 2003. The only customers under long-term contracts with over 10 percent of revenues in at least one of the past three years is PT Smelting with 24 percent in 2005, 29 percent in 2004 and 23 percent in 2003 and one customer at Atlantic Copper with 16 percent in 2005.

FCX revenues attributable to various countries based on the location of the customer follow (in thousands):

	2005	2004	2003
Indonesia (PT Smelting)	$1,008,488	$696,022	$510,245
Japan	805,066	414,386	412,404
Spain	783,039	490,647	372,791
Korea	289,464	142,924	69,134
India	241,017	70,874	84,557
Switzerland	219,074	64,145	130,518
Others	832,970	492,868	632,516
Total	$4,179,118	$2,371,866	$2,212,165

FCX revenues attributable to the products it produces follow (in thousands):

	2005	2004	2003
Copper in concentrates[a]	$1,868,491	$996,331	$612,443
Gold in concentrates	1,013,773	516,554	685,230
Silver in concentrates	23,151	17,091	16,374
Refined copper products	1,128,087	716,959	603,177
Gold and silver in slimes	206,506	124,383	272,050
Royalties	(103,726)	(43,498)	(26,472)
Sulphur and other	42,836	44,046	49,363
Total	$4,179,118	$2,371,866	$2,212,165

a.	Amounts are net of treatment and refining charges totaling $277.0 million for 2005, $175.9 million for 2004 and $179.1 million for 2003.

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

PT Freeport Indonesia’s reserve estimates are based on the latest available geological and geotechnical studies. PT Freeport Indonesia conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. PT Freeport Indonesia revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

All of PT Freeport Indonesia’s current aggregate (including Rio Tinto’s share) proven and probable reserves, shown below, are located in Block A of PT Freeport Indonesia’s Contract of Work. The initial term of the Contract of Work covering Block A expires at the end of 2021. PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia’s reserve amounts reflect its estimates of the reserves that can be recovered before the end of 2041 (the expiration of the two 10-year extensions). PT Freeport Indonesia’s current mine plan has been developed and its operations are based on receiving the two 10-year extensions. As a result, PT Freeport Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 44 percent of aggregate proven and probable ore, representing approximately 52 percent of its share of recoverable copper reserves and approximately 65 percent of its share of recoverable gold reserves.

		Average Ore Grade Per Metric Ton						Proven and Probable Recoverable Reserves
Year-End	Ore	Copper	Gold			Silver		Copper	Gold	Silver
	(Thousand	(%)	(Grams)		(Ounces)	(Grams)	(Ounces)	(Billions	(Millions	(Millions
	Metric Tons)							of Lbs.)	of Ozs.)	of Ozs.)
2001	2,583,883	1.13	1.05		.034	3.72	.120	52.5	64.5	151.6
2002	2,584,465	1.12	1.02		.033	3.73	.120	53.3	62.6	147.6
2003	2,695,883	1.08	0.98		.032	3.72	.120	54.4	60.4	159.4
2004	2,769,102	1.09	0.97		.031	3.84	.123	56.2	61.0	174.5
2005	2,822,489	1.07	0.92		.030	4.02	.129	56.6	58.0	180.8

By Ore Body at December 31, 2005:
Developed and producing:
Grasberg open pit	638,084	1.09	1.21	.	.039	2.56	.082	13.3	20.8	23.7
Deep Ore Zone	162,899	0.87	0.60		.019	4.91	.158	2.6	2.3	13.1
Undeveloped:
Grasberg block
cave	851,872	0.98	0.74		.024	2.94	.095	15.6	13.5	43.0
Kucing Liar	579,124	1.20	1.06		.034	5.40	.174	13.2	9.5	38.4
Deep Mill Level
Zone	249,294	1.14	0.88		.028	5.65	.182	5.4	5.5	28.6
Ertsberg Stockwork
Zone	146,768	0.50	0.86		.028	1.75	.056	1.4	3.1	5.5
Mill Level Zone	96,041	0.85	0.70		.023	3.60	.116	1.5	1.7	7.0
Big Gossan	52,736	2.31	1.10		.035	14.75	.474	2.5	1.2	15.9
Dom open pit	23,650	2.03	0.43		.014	12.13	.390	0.6	0.2	3.3
Dom block cave	22,021	1.37	0.36		.012	8.82	.284	0.5	0.2	2.3
Total	2,822,489							56.6	58.0	180.8
PT Freeport Indonesia’s share (see Note 2)								40.3	43.9	127.0
FCX’s equity share[a]								36.5	39.8	115.1

a.	Reflects FCX’s 90.6 percent ownership interest (see Note 2).

Estimated recoverable reserves were assessed using a copper price of $0.90 per pound, a gold price of $350 per ounce and a silver price of $5.00 per ounce. With respect to the proven and probable reserves presented above, if metal prices were adjusted to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $0.90 per pound to $1.26 per pound and gold prices adjusted from $350 per ounce to $406 per ounce, the additions to proven and probable reserves would not be material to reported reserves.

Incremental cash flow attributable to the fourth concentrator mill expansion is shared 60 percent by PT Freeport Indonesia and 40 percent by Rio Tinto (see Note 2). Incremental cash flow consists of amounts generated from production in excess of specified annual amounts based on the December 31, 1994, reserves and mine plan. The incremental revenues from production from the expansion and total revenues from production from Block A, including production from PT Freeport Indonesia’s previously existing operations, share proportionately in operating, nonexpansion capital and administrative costs. PT Freeport Indonesia receives 100 percent of cash flow from its existing pre-expansion production facilities as specified by the contractual arrangements. PT Freeport Indonesia’s estimated net share of recoverable reserves and FCX’s 90.6 percent equity interest in those reserves follow:

	PT Freeport Indonesia			FCX
Year-End	Copper	Gold	Silver	Copper	Gold	Silver
	(Billions	(Millions	(Millions	(Billions	(Millions	(Millions
	of Lbs.)	of Ozs.)	Of Ozs.)	of Lbs.)	of Ozs.)	of Ozs.)
2001	39.4	50.2	114.5	35.7	45.5	103.8
2002	39.4	48.5	110.9	35.7	44.0	100.5
2003	39.7	46.6	116.8	36.0	42.2	105.9
2004	40.5	46.5	124.5	36.7	42.1	112.8
2005	40.3	43.9	127.0	36.5	39.8	115.1

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

				Net Income (Loss)		Net Income
		Operating		Applicable to		(Loss) Per Share
	Revenues	Income		Common Stock		Basic		Diluted
	(In Thousands, Except Per Share Amounts)
2005
1st Quarter	$803,065	$357,599		$130,395		$0.73		$0.70
2nd Quarter	902,909	430,443		175,247		0.98		0.91
3rd Quarter	983,270	459,551		165,805	[a]	0.93	[a]	0.86	[a]
4th Quarter	1,489,874	929,693		463,180	[a,b]	2.50	[a,b]	2.19	[a,b]
	$4,179,118	$2,177,286		$934,627	[a,b]	5.18	[a,b]	4.67	[a,b]
2004
1st Quarter	$360,185	$41,376		$(19,551)[c]		$(0.10)[c]		$(0.10)[c]
2nd Quarter	486,334	46,702		(53,311)		(0.30)		(0.30)
3rd Quarter	600,556	148,636		17,133		0.10		0.10
4th Quarter	924,791	466,862	[d]	212,505	[e]	1.19	[e]	1.08	[e]
	$2,371,866	$703,576		$156,776	[c]	0.86	[c]	0.85	[c]

a.
Includes losses on early extinguishment and conversion of debt, net of related reduction of interest expense, totaling $30.3 million ($0.17 per basic share and $0.14 per diluted share) in the third quarter, $10.0 million ($0.05 per share) in the fourth quarter and $40.2 million ($0.22 per basic share and $0.18 per diluted share) for the year.

b.	Includes a $4.9 million ($0.03 per basic share and $0.02 per diluted share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture.
c.
Includes losses on early extinguishment and conversion of debt totaling $14.4 million ($0.07 per share) in the first quarter and $13.8 million ($0.08 per basic share and $0.07 per diluted share) for the year, both partly offset by a $6.3 million ($0.03 per share) reduction of interest expense for conversion of debt.

d.
Includes a $95.0 million gain from insurance proceeds related to the fourth-quarter 2003 slippage and debris flow events at the Grasberg open pit and a $12.0 million charge related to Atlantic Copper’s workforce reduction plan.

e.
Includes a $48.8 million ($0.27 per basic share and $0.22 per diluted share) gain from insurance proceeds discussed in Note d, a $20.4 million ($0.11 per basic share and $0.09 per diluted share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture, a $7.5 million ($0.04 per basic share and $0.03 per diluted share) gain from Atlantic Copper’s sale of its wire rod and wire assets and a $12.0 million ($0.07 per basic share and $0.05 per diluted share) charge related to Atlantic Copper’s workforce reduction plan discussed in Note d.