Form 10-K, Exhibit 13
period 2006-12-31
FREEPORT MCMORAN COPPER & GOLD INC
filed 2007-02-28
CIK 831259

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2006		2005		2004		2003		2002
FCX CONSOLIDATED FINANCIAL DATA			(Financial Data in Dollars, Except Average Shares, and in Thousands, Except Per Share Amounts)
Revenues	$5,790,500		$4,179,118		$2,371,866		$2,212,165		$1,910,462
Operating income	2,868,747	[a]	2,177,286		703,576	[b]	823,308		640,137
Net income before cumulative effect of
changes in accounting principles	1,396,009	[a,c]	934,627	[d]	156,776	[b,e]	169,812	[f]	130,099
Cumulative effect of changes in accounting
principles, net	-		-		-		(15,593)[g]		(3,049)[h]
Net income applicable to common stock	1,396,009	[a,c]	934,627	[d]	156,776	[b,e]	154,219	[f]	127,050
Basic net income per common share	7.32		5.18		0.86		0.99		0.88
Diluted net income per common share	6.63	[a,c]	4.67	[d]	0.85	[b,e]	0.97	[f,g]	0.87
Dividends paid per common share	4.75		2.50		1.10		0.27		-
Basic average shares outstanding	190,730		180,270		182,272		155,805		144,649
Diluted average shares outstanding	221,498		220,470		184,923		159,102		146,418

At December 31:
Cash, restricted cash and investments	907,464		763,599		551,950		498,616		115,782
Property, plant, equipment and
development costs, net	3,098,502		3,088,931		3,199,292		3,261,697		3,320,561
Total assets	5,389,802	[a]	5,550,206	[a]	5,086,995		4,718,366		4,192,193
Long-term debt, including current portion
and short-term borrowings	680,115		1,255,948		1,951,906		2,228,330	[g]	2,038,390
Redeemable preferred stock	-		-		-		-	[g]	450,003
Stockholders’ equity	2,445,101	[a]	1,842,994		1,163,649		775,984		266,826

PT FREEPORT INDONESIA OPERATING DATA, Net of Rio Tinto’s Interest
Copper (recoverable)
Production (000s of pounds)	1,201,200		1,455,900		996,500		1,291,600		1,524,200
Production (metric tons)	544,900		660,400		452,000		585,900		691,400
Sales (000s of pounds)	1,201,400		1,456,500		991,600		1,295,600		1,522,300
Sales (metric tons)	544,900		660,700		449,800		587,700		690,500
Average realized price per pound	$3.13		$1.85		$1.37		$0.82		$0.71
Gold (recoverable ounces)
Production	1,731,800		2,789,400		1,456,200		2,463,300		2,296,800
Sales	1,736,000		2,790,200		1,443,000		2,469,800		2,293,200
Average realized price per ounce	$566.51	[i]	$456.27		$412.32		$366.60	[j]	$311.97
Silver (recoverable ounces)
Production	3,797,900		4,742,400		3,270,700		4,112,700		4,121,100
Sales	3,806,200		4,734,600		3,257,800		4,126,700		4,116,100
Average realized price per ounce	$8.59		$6.36		$6.10		$5.15		$4.66

ATLANTIC COPPER OPERATING DATA
Concentrate and scrap treated (metric tons)	953,700		975,400		768,100		964,400		1,016,700
Anodes
Production (000s of pounds)	581,300		626,600		494,400		640,000		657,000
Production (metric tons)	263,700		284,200		224,300		290,300		298,000
Sales (000s of pounds)	59,800		85,100		36,700		97,000		101,200
Sales (metric tons)	27,100		38,600		16,600		44,000		45,900
Cathodes
Production (000s of pounds)	518,900		545,300		454,700		544,700		552,200
Production (metric tons)	235,400		247,300		206,200		247,100		250,500
Sales (including wire rod and wire)
(000s of pounds)	529,200		548,600		479,200		546,800		556,500
(metric tons)	240,000		248,800		217,400		248,000		252,400
Gold sales in anodes and slimes (ounces)	666,500		542,800		316,700		929,700		813,900
Cathode cash unit cost per pound[k]	$0.20		$0.17		$0.25		$0.16		$0.12

FREEPORT-McMoRan COPPER & GOLD INC.
SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31,	2006	2005	2004	2003	2002

PT SMELTING OPERATING DATA, 25%-Owned by PT Freeport Indonesia
Concentrate treated (metric tons)	737,500	908,900	758,100	824,800	719,600
Anodes
Production (000s of pounds)	443,500	606,300	466,500	545,500	465,700
Production (metric tons)	201,200	275,000	211,600	247,400	211,200
Sales (000s of pounds)	-	-	2,300	64,600	33,000
Sales (metric tons)	-	-	1,000	29,300	15,000
Cathodes
Production (000s of pounds)	479,700	579,700	464,000	492,400	424,100
Production (metric tons)	217,600	262,900	210,500	223,300	192,400
Sales (000s of pounds)	483,700	580,900	462,900	493,500	424,100
Sales (metric tons)	219,400	263,500	210,000	223,800	192,400
Cathode cash unit cost per pound[k]	$0.20	$0.13	$0.12	$0.10	$0.14

PT FREEPORT INDONESIA OPERATING DATA, 100% Aggregate
Ore milled (metric tons per day)	229,400	216,200	185,100	203,000	235,600
Average ore grade
Copper (percent)	0.85	1.13	0.87	1.09	1.14
Gold (grams per metric ton)	0.85	1.65	0.88	1.54	1.24
Gold (ounce per metric ton)	0.027	0.053	0.028	0.050	0.040
Silver (grams per metric ton)	3.84	4.88	3.85	4.03	3.60
Silver (ounce per metric ton)	0.123	0.157	0.124	0.130	0.116
Recovery rates (percent)
Copper	86.1	89.2	88.6	89.0	88.5
Gold	80.9	83.1	81.8	87.3	88.4
Silver	52.3	58.2	56.8	61.3	61.3
Copper (recoverable)
Production (000s of pounds)	1,299,500	1,688,900	1,098,600	1,522,900	1,839,000
Production (metric tons)	589,400	766,100	498,300	690,800	834,200
Sales (000s of pounds)	1,300,000	1,689,400	1,092,700	1,527,700	1,836,800
Sales (metric tons)	589,700	766,300	495,600	693,000	833,200
Gold (recoverable ounces)
Production	1,824,100	3,439,600	1,536,600	3,163,900	2,938,800
Sales	1,831,100	3,437,800	1,523,600	3,171,500	2,934,000
Silver (recoverable ounces)
Production	4,313,100	5,791,400	3,873,800	4,978,600	4,922,900
Sales	4,314,800	5,795,200	3,857,500	4,994,000	4,916,000

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

a.
Effective January 1, 2006, we adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6) and recorded our deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce our retained earnings on January 1, 2006. As a result of adopting EITF 04-6, our income before income taxes and minority interests for 2006 was $35.4 million lower and net income was $18.8 million ($0.08 per share) lower than if we had not adopted EITF 04-6. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” or “SFAS No. 123R.” As a result of adopting SFAS No. 123R, our income before income taxes and minority interests for 2006 was $27.8 million lower and net income was $16.1 million ($0.07 per share) lower than if we had not adopted SFAS No. 123R. Results for prior years have not been restated.

b.
Includes a $95.0 million ($48.8 million to net income or $0.26 per share) gain on insurance settlement related to the fourth-quarter 2003 slippage and debris flow events at the Grasberg open pit and a $12.0 million ($12.0 million to net income or $0.06 per share) charge related to Atlantic Copper’s workforce reduction plan.

c.
Includes $30.3 million ($0.14 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense, and gains of $29.7 million ($0.13 per share) at Atlantic Copper from the disposition of land and certain royalty rights.

d.
Includes $40.2 million ($0.18 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense, and a $4.9 million ($0.02 per share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture.

e.
Includes a $20.4 million ($0.11 per share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture; a $7.5 million ($0.04 per share) gain from Atlantic Copper’s sale of its wire rod and wire assets; and $7.4 million ($0.04 per share) of losses on early extinguishment and conversion of debt, net of related reduction of interest expense.

f.	Includes losses on early extinguishment and conversion of debt totaling $31.9 million ($0.20 per share), net of related reduction of interest expense.

g.
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

h.	Effective January 1, 2002, we changed our methodology used in the determination of depreciation associated with PT Freeport Indonesia’s mining and milling life-of-mine assets.

i.	Amount was $606.36 before a loss resulting from redemption of FCX’s Gold-Denominated Preferred Stock, Series II.

j.	Amount was $357.61 before a gain resulting from redemption of FCX’s Gold-Denominated Preferred Stock.

k.
For a reconciliation of cathode cash unit cost per pound to production costs applicable to sales, for Atlantic Copper’s costs, and to equity in PT Smelting’s earnings, for PT Smelting’s costs, reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs” in “Management’s Discussion and Analysis.”

FREEPORT-McMoRan COPPER & GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

In management’s discussion and analysis, “we,” “us” and “our” refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. References to “aggregate” amounts mean the total of our share and Rio Tinto plc’s share as our joint venture partner. The results of operations reported and summarized below are not necessarily indicative of future operating results. The following discussion should be read together with our consolidated financial statements and the related notes. References to “Notes” are Notes included in our “Notes to Consolidated Financial Statements.” Per share amounts are on a diluted basis unless otherwise noted.

Through our majority-owned subsidiary, PT Freeport Indonesia, we have one of the world’s largest copper and gold mining and production operations in terms of reserves and production. Our principal asset is the Grasberg minerals district, which based on available year-end 2005 reserve data provided by third-party industry consultants, contains the largest single copper reserve and the largest single gold reserve of any mine in the world.

PT Freeport Indonesia, our principal operating subsidiary, operates under an agreement, called a Contract of Work, with the Government of Indonesia. The Contract of Work allows us to conduct exploration, mining and production activities in a 24,700-acre area called Block A located in Papua, Indonesia. Under the Contract of Work, PT Freeport Indonesia also conducts exploration activities (which had been suspended, but we expect to resume in 2007) in an approximate 500,000-acre area called Block B in Papua. All of our proven and probable mineral reserves and current mining operations are located in Block A.

We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent owned through our wholly owned subsidiary, PT Indocopper Investama. The Government of Indonesia owns the remaining 9.36 percent of PT Freeport Indonesia. In July 2004, we received a request from the Indonesian Department of Energy and Mineral Resources that we offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in our operations, we have agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither our Contract of Work nor Indonesian law requires us to divest any portion of our ownership interest in PT Freeport Indonesia or PT Indocopper Investama.

We also conduct mineral exploration activities (which had been suspended in recent years) in Papua, Indonesia through one of our wholly owned subsidiaries, PT Irja Eastern Minerals (Eastern Minerals). Eastern Minerals holds an additional Contract of Work originally covering a 2.5-million-acre area. Under the terms of Eastern Minerals’ Contract of Work, we have already relinquished 1.3 million acres and must relinquish an additional 0.6 million acres at the end of a three-year exploration period, which can be extended by the Government of Indonesia for as many as two additional years. In December 2006, Eastern Minerals received approval from the Government of Indonesia to resume exploration activities in 2007.

In addition to the PT Freeport Indonesia and Eastern Minerals exploration acreage, we have the right to conduct other mineral exploration activities in Papua pursuant to a joint venture through PT Nabire Bakti Mining. Field exploration activities outside of our current mining operations in Block A had been suspended in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, we plan to resume exploration activities in certain prospective areas outside of Block A in 2007.

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

Outlook
Annual sales totaled 1.2 billion pounds of copper and 1.7 million ounces of gold in 2006, compared with 1.5 billion pounds of copper and 2.8 million ounces of gold in 2005. At the Grasberg open-pit mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual sales of copper and gold. The 2006 sales volumes were impacted by lower ore grades compared to the higher-grade material mined in 2005.

During the fourth quarter of 2006, PT Freeport Indonesia completed an analysis of its longer-range mine plans to assess the optimal design of the Grasberg open pit and the timing of development of the Grasberg underground block cave ore body. The analysis incorporated the latest geological and geotechnical studies, costs and other economic factors in developing the optimal timing for transitioning from the open pit to underground. The revised long-range plan includes changes to the expected final Grasberg open-pit design which will result in a section of high-grade ore previously expected to be mined in the open pit to be mined in the Grasberg underground block cave mine. Approximately 100 million metric tons of high-grade ore in the southwest corner (located in the "8 South" pushback) of the open pit, with aggregate recoverable metal approximating 4 billion pounds of copper and 5 million ounces of gold, is expected to be mined through PT Freeport Indonesia's large scale block caving operations rather than from open-pit mining. The revised mine plan reflects a transition from the Grasberg open pit to the Grasberg underground block cave ore body currently estimated to occur in mid-2015.

The mine plan revisions alter the timing of metal production in the period of 2015 and beyond but do not have a significant effect on ultimate recoverable reserves. The success of PT Freeport Indonesia's underground operations and the significant progress to establish underground infrastructure provides confidence in developing the high-grade, large-scale underground ore bodies in the Grasberg minerals district. PT Freeport Indonesia will continue to assess opportunities to optimize the long-range mine plans and net present values of the Grasberg minerals district.

Based on its current mine plan, PT Freeport Indonesia estimates its share of sales for 2007 will approximate 1.1 billion pounds of copper and 1.8 million ounces of gold. Average annual sales volumes over the five-year period from 2007 through 2011 are expected to approximate 1.24 billion pounds of copper and 1.8 million ounces of gold. The achievement of PT Freeport Indonesia’s sales estimates will be dependent, among other factors, on the achievement of targeted mining rates, the successful operation of PT Freeport Indonesia production facilities, the impact of weather conditions at the end of fiscal periods on concentrate loading activities and other factors.

Sales volumes may vary from these estimates depending on the areas being mined within the Grasberg open pit. Quarterly sales volumes are expected to vary significantly. Based on current estimates of average annual sales volumes over the next five years and copper prices of approximately $2.50 per pound and gold prices of approximately $600 per ounce, the impact on our annual cash flow for each $0.10 per pound change in copper prices would approximate $62 million, including the effects of price changes on related royalty costs, and for each $25 per ounce change in gold prices would approximate $23 million.

Proposed Acquisition of Phelps Dodge
On November 19, 2006, FCX and Phelps Dodge Corporation announced that they had signed a definitive merger agreement whereby we will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on FCX’s closing stock price on November 17, 2006, creating one of the largest publicly traded copper companies. The combined company will be a new industry leader with large, long-lived, geographically diverse assets and significant proven and probable reserves of copper, gold and molybdenum. Completion of the transaction is subject to a number of conditions, including receipt of FCX and Phelps Dodge stockholder approval. On February 2, 2007, FCX and Phelps Dodge announced that each company will hold a special meeting of its stockholders on March 14, 2007, to vote on the proposed acquisition of Phelps Dodge by FCX. The transaction is expected to close in March 2007. The information contained in management’s discussion and analysis does not reflect the impact of us acquiring Phelps Dodge.

Copper and Gold Markets
As shown in the graphs below, world metal prices for copper have fluctuated during the period from 1992 through January 2007 with the London Metal Exchange (LME) spot copper price varying from a low of approximately $0.60 per pound in 2001 to a record high of approximately $4.00 per pound on May 12, 2006. World gold prices have fluctuated during the period from 1998 through January 2007 from a low of approximately $250 per ounce in 1999 to a high of approximately $725 per ounce on May 12, 2006. Current copper and gold prices reflect significantly higher levels of direct investment by commodity investors. This can be expected to result in higher levels of volatility in copper and gold prices and in the share prices of FCX and other commodity producers. Copper and gold prices are affected by numerous factors beyond our control as described further in our Form 10-K for the year ended December 31, 2006.

* Excludes Shanghai stocks, producer, consumer and merchant stocks.

The graph above presents LME spot copper prices and reported stocks of copper at the LME and New York Commodity Exchange (COMEX) through January 31, 2007. Since 2003 and through 2005, global demand exceeded supply, evidenced by the decline in exchange warehouse inventories. LME and COMEX inventories have risen from the 2005 lows in recent months and combined stocks of approximately 214,000 metric tons at December 29, 2006, represent less than one week of global consumption. Prices ranged from $2.06 per pound to a record high of approximately $4.00 per pound in 2006. Disruptions associated with strikes, unrest and other operational issues resulted in low levels of inventory throughout 2006. However, in December 2006 and early 2007, prices declined on concerns about reduced demand, especially in the United States (U.S.), and rising inventories. The LME spot price closed at $2.56 per pound on January 31, 2007. Future copper prices are expected to continue to be influenced by demand from China, economic performance in the U.S. and other industrialized countries, the timing of the development of new supplies of copper, production levels of mines and copper smelters and the level of direct participation by investors. We consider the current underlying supply and demand conditions in the global copper markets to be positive for our company.

After reaching new 25-year highs above $700 per ounce in the second quarter of 2006, prices declined in the second half of 2006. Gold prices averaged $604 per ounce in 2006, with prices ranging from $521 per ounce to approximately $725 per ounce. Gold prices continued to be supported by increased investment demand for gold, ongoing geopolitical tensions, a weak U.S. dollar, inflationary pressures, falling production from older mines, limited development of new mines and actions by gold producers to reduce hedge positions. The London gold price closed at approximately $651 per ounce on January 31, 2007.

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

There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes, tunnels and other underground workings. Our estimates of proven and probable recoverable reserves are prepared by our employees and reviewed and verified by independent experts in mining, geology and reserve determination. As of December 31, 2006, aggregate proven and probable recoverable copper reserves totaled 54.8 billion pounds and PT Freeport Indonesia’s estimated share totaled 38.8 billion pounds. These estimates involve assumptions regarding future copper and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates, which could result in changes to depreciation and amortization expense in future periods, with corresponding adjustments to net income. If aggregate estimated copper reserves were 10 percent higher or lower at December 31, 2006, and based on our current sales projections for 2007, we estimate that our annual depreciation expense for 2007 would change by approximately $12 million, changing net income by approximately $6 million.

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

Effective January 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (see Note 10). SFAS No. 143 requires that we record the fair value of our estimated asset retirement obligations in the period incurred. We measure fair value as the present value of multiple cash flow scenarios that reflect a range of possible outcomes after considering inflation and then applying a market risk premium. The accounting estimates related to reclamation and closure costs are critical accounting estimates because (1) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period; (2) reclamation and closure laws and regulations could change in the future or circumstances affecting our operations could change, either of which could result in significant changes to our current plans; (3) calculating the fair value of our asset retirement obligations in accordance with SFAS No. 143 requires management to assign probabilities to projected cash flows, to make long-term assumptions about inflation rates, to determine our credit-adjusted, risk-free interest rates and to determine market risk premiums that are appropriate for our operations; and (4) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a material impact on net income.

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

At least annually, PT Freeport Indonesia reviews its estimates for (1) changes in the projected timing of certain reclamation costs, (2) changes in cost estimates, and (3) additional asset retirement obligations incurred during the period. We estimated PT Freeport Indonesia’s aggregate asset retirement obligations to be approximately $157 million at December 31, 2006, and $156 million at December 31, 2005. An analysis of PT Freeport Indonesia’s asset retirement obligation calculated under SFAS No. 143 follows (in millions):

	2006	2005	2004
Asset retirement obligation at beginning of year	$26.5	$22.0	$25.7
Accretion expense	3.1	2.7	2.8
Revisions for changes in estimates	-	-	(6.5)
Liabilities incurred	0.4	1.8	-
Asset retirement obligation at end of year	$30.0	$26.5	$22.0

CONSOLIDATED RESULTS OF OPERATIONS

Consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and the sale by Atlantic Copper of copper anodes, copper cathodes and gold in anodes and slimes. Consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold, sales volumes and other factors. Consolidated revenues of $5.8 billion for 2006 were higher than consolidated revenues of $4.2 billion for 2005, reflecting substantially higher copper and gold prices in 2006, partly offset by lower PT Freeport Indonesia sales volumes. PT Freeport Indonesia mined lower grade ore and reported lower production and sales in 2006, compared with 2005. Consolidated revenues in 2005 were significantly higher compared with 2004 revenues of $2.4 billion, reflecting substantially higher copper and gold sales volumes and prices in 2005. The 2004 results were adversely affected by lower ore grades and reduced mill throughput as PT Freeport Indonesia completed efforts to restore safe access to the higher-grade ore areas in its Grasberg open-pit mine following the fourth-quarter 2003 slippage and debris flow events (see “Mining and Exploration Operations - PT Freeport Indonesia Operating Results”). In addition, Atlantic Copper’s scheduled major maintenance turnaround adversely affected its 2004 revenues (see “Smelting and Refining Operations - Atlantic Copper Operating Results”).

Consolidated production and delivery costs were higher in 2006 at $2.5 billion compared with $1.6 billion for 2005 and $1.5 billion for 2004. The increases in 2006 and 2005 were primarily because of higher costs of concentrate purchases at Atlantic Copper caused by rising metals prices and partly because of higher production costs at PT Freeport Indonesia primarily resulting from higher energy and other input costs. The adoption of Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6) also impacted 2006 costs. See “New Accounting Standards” and Note 1. Consolidated depreciation and amortization expense was $227.6 million in 2006,

$251.5 million in 2005 and $206.4 million in 2004. Depreciation and amortization expense decreased in 2006 compared with 2005, primarily because of lower copper sales volumes at PT Freeport Indonesia during 2006. Depreciation and amortization expense was higher in 2005 than in 2004, primarily because of higher copper sales volumes at PT Freeport Indonesia during 2005. Certain of PT Freeport Indonesia’s assets are depreciated using the unit-of-production method and depreciation and amortization expense varies with the level of copper sales volumes.

Exploration expenses increased to $12.3 million in 2006 compared with $8.8 million in 2005 and $8.7 million in 2004. Our exploration program for 2006 focused on testing extensions of the Deep Grasberg and Kucing Liar mine complex and other targets in Block A (see “Mining and Exploration Operations- Exploration and Reserves”). All approved exploration costs in the joint venture areas with Rio Tinto are shared 60 percent by us and 40 percent by Rio Tinto. The FCX/Rio Tinto joint ventures’ 2007 exploration budgets total approximately $31 million (approximately $25 million for our share).

Consolidated general and administrative expenses increased to $157.1 million in 2006 from $103.9 million in 2005, primarily reflecting higher incentive compensation costs associated with stronger financial performance and pursuant to established plans, and legal fees. Incentive compensation costs were higher primarily because of programs based on our financial results and stock-based compensation following adoption of SFAS No. 123 (revised 2004), “Share-Based Payment” or “SFAS No. 123R” on January 1, 2006 (see “New Accounting Standards” and Note 1). Our parent company charges PT Freeport Indonesia for the in-the-money value of exercised employee stock options. These charges are eliminated in consolidation; however, PT Freeport Indonesia shares a portion of these charges with Rio Tinto and Rio Tinto’s reimbursements reduce our consolidated general and administrative expenses. General and administrative expenses are net of Rio Tinto’s share of the cost of employee stock option exercises, which decreased general and administrative expenses by $6.5 million in 2006 and $9.2 million in 2005. In accordance with our joint venture agreement, Rio Tinto’s percentage share of PT Freeport Indonesia’s general and administrative expenses varies with metal sales volumes and prices and totaled 7 percent in 2006 compared with approximately 16 percent in 2005. Estimated general and administrative expenses for 2007 are expected to be slightly lower than the 2006 level.

General and administrative expenses increased to $103.9 million in 2005 from $89.9 million in 2004, primarily reflecting higher incentive compensation costs associated with stronger financial performance and pursuant to established plans under which certain compensation plans are based on annual operating cash flow results, which were significantly higher in 2005 compared with 2004. General and administrative expenses in 2005 also include $3.4 million in administrative costs incurred following Hurricane Katrina and for contributions to hurricane-relief efforts. As a percentage of revenues, general and administrative expenses were 2.7 percent in 2006, 2.5 percent in 2005 and 3.8 percent in 2004.

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

Total consolidated interest cost (before capitalization) was $86.4 million in 2006, $135.8 million in 2005 and $151.0 million in 2004. Interest costs decreased from 2004 through 2006 primarily because we reduced average debt levels during the three-year period with significant reductions in 2005 and 2006. Over the past three years, we completed a number of transactions that resulted in total debt reductions, including redemptions of mandatorily redeemable preferred stock, of $1.5 billion. Our interest cost for 2007 is expected to decrease compared to 2006 because of the debt reductions over the last two years. See “Capital Resources and Liquidity - Financing Activities” for further discussion. Capitalized interest totaled $10.8 million in 2006, $4.1 million in 2005 and $2.9 million in 2004. The higher capitalized interest level in 2006 reflects ongoing development projects at the Deep Ore Zone (DOZ) underground mine and the Common Infrastructure project (see “Mining and Exploration Operations”).

Net losses on early extinguishment and conversion of debt totaled $32.0 million ($30.3 million to net income or $0.14 per share) in 2006, $52.2 million ($40.2 million to net income or $0.18 per share in 2005) and $14.0 million ($7.4 million to net income or $0.04 per share) in 2004. See “Capital Resources and Liquidity - Financing Activities” for further discussion.

Atlantic Copper recorded gains on sales of assets totaling $29.7 million ($29.7 million to net income or $0.13 per share) in 2006 for the disposition of land and certain royalty rights. Other gains on sales of assets in 2006 totaled $0.9 million. Gains on sales of assets totaled $6.6 million ($4.9 million to net income or $0.02 per share) in 2005 from the sale of land in Arizona held by a joint venture in which we own a 50 percent interest. The joint venture previously was engaged in a copper mining research project. Gains on sales of assets totaled $28.8 million in 2004 as a result of two transactions. The first transaction was the sale to a real estate developer of a parcel of land in Arizona owned by the joint venture mentioned above resulting in a gain of $21.3 million ($20.4 million to net income or $0.11 per share). In the second transaction, Atlantic Copper completed a sale of its wire rod and wire assets for $18.3 million cash and recorded a gain of $7.5 million ($7.5 million to net income or $0.04 per share).

Other income includes interest income of $30.6 million in 2006, $16.8 million in 2005 and $5.9 million in 2004. Interest income has risen because of our higher cash balances and higher interest rates. Other income also includes the impact of translating into U.S. dollars Atlantic Copper’s net euro-denominated liabilities, primarily its retiree pension obligations. Changes in the U.S. dollar/euro exchange rate require us to adjust the dollar value of our net euro-denominated liabilities and record the adjustment in earnings. Exchange rate effects on our net income from euro-denominated liabilities were gains (losses) of $(2.3) million in 2006, $5.8 million in 2005 and $(1.6) million in 2004. The gains reflect a stronger U.S. dollar in relation to the euro and the losses reflect a stronger euro in relation to the U.S. dollar in the respective periods (see “Disclosures About Market Risks”).

PT Freeport Indonesia’s Contract of Work provides for a 35 percent corporate income tax rate. PT Indocopper Investama pays a 30 percent corporate income tax on dividends it receives from its 9.36 percent ownership in PT Freeport Indonesia. In addition, the tax treaty between Indonesia and the U.S. provides for a withholding tax rate of 10 percent on dividends and interest that PT Freeport Indonesia and PT Indocopper Investama pay to their parent company, FCX. Prior to 2005, we also incurred a U.S. alternative minimum tax at an effective rate of two percent based primarily on consolidated income, net of smelting and refining results. As a result of the enactment of the American Jobs Creation Act of 2004, the 90 percent limitation on the use of foreign tax credits to offset the U.S. federal alternative minimum tax liability was repealed effective January 1, 2005. The removal of this limitation significantly reduced our U.S. federal taxes beginning in 2005. Our U.S. federal alternative minimum tax liability totaled $8.2 million in 2004. We currently record no income taxes at Atlantic Copper, which is subject to taxation in Spain, because it is not expected to generate taxable income in the foreseeable future and has substantial tax loss carryforwards for which we have provided no net financial statement benefit. We receive no consolidated tax benefit from these losses because they cannot be used to offset PT Freeport Indonesia’s profits in Indonesia, but can be utilized to offset Atlantic Copper’s future profits.

Parent company costs consist primarily of interest, depreciation and amortization, and general and administrative expenses. We receive minimal, if any, tax benefit from these costs, including interest expense, primarily because our parent company normally generates no taxable income from U.S. sources. As a result, our provision for income taxes as a percentage of our consolidated income before income taxes and minority interests will vary as PT Freeport Indonesia’s income changes, absent changes in Atlantic Copper and parent company costs. The provision for income taxes as a percentage of consolidated income before income taxes and minority interests totaled 43 percent for 2006, 45 percent for 2005 and 58 percent for 2004. Summaries of the approximate significant components of the calculation of our consolidated provision for income taxes are shown below (in thousands, except percentages).

	Years Ended December 31,
	2006	2005	2004
Mining and exploration segment operating income[a]	$2,797,963	$2,312,771	$832,112
Mining and exploration segment interest expense, net	(19,833)	(22,386)	(22,209)
Intercompany operating profit recognized (deferred)	32,426	(144,986)	(24,683)
Income before taxes	2,810,556	2,145,399	785,220
Indonesian corporate income tax rate (35%) plus U.S.
alternative minimum tax rate (2%) for 2004	35%	35%	37%
Corporate income taxes	983,695	750,890	290,531

Approximate PT Freeport Indonesia net income	1,826,861	1,394,509	494,689
Withholding tax on FCX’s equity share	9.064%	9.064%	9.064%
Withholding taxes	165,587	126,398	44,839

PT Indocopper Investama corporate income tax	47,797	36,544	3,005
Other, net	4,096	1,236	(7,695)
FCX consolidated provision for income taxes	$1,201,175	$915,068	$330,680

FCX consolidated effective tax rate	43%	45%	58%

a.	Excludes charges for the in-the-money value of FCX stock option exercises, which are eliminated in consolidation, totaling $88.3 million in 2006, $64.5 million in 2005 and $87.3 million in 2004.

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

	Years Ended December 31,
	2006	2005	2004
Mining and exploration[a]	$2,709.7	$2,248.3	$744.8
Smelting and refining	74.5	34.8	(83.5)
Intercompany eliminations and other[a,b]	84.5	(105.8)	42.3
FCX operating income	$2,868.7	$2,177.3	$703.6

a.
Includes charges to the mining and exploration segment for the in-the-money value of FCX stock option exercises, which are eliminated in consolidation, totaling $88.3 million in 2006, $64.5 million in 2005 and $87.3 million in 2004.

b.
We defer recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until their sales of final products to third parties. Changes in the amount of these deferred profits increased (decreased) operating income by $32.4 million in 2006, $(145.0) million in 2005 and $(24.7) million in 2004. Our consolidated earnings can fluctuate materially depending on the timing and prices of these sales. At December 31, 2006, our deferred profits to be recognized in future periods’ operating income totaled $190.1 million, $100.8 million to net income, after taxes and minority interest sharing.

MINING AND EXPLORATION OPERATIONS

A summary of changes in PT Freeport Indonesia revenues follows (in millions):

	2006	2005
PT Freeport Indonesia revenues - prior year	$3,568.0	$1,746.6
Price realizations:
Copper	1,530.6	706.4
Gold	191.4	122.6
Sales volumes:
Copper	(473.0)	636.4
Gold	(481.0)	555.5
Adjustments, primarily for copper pricing on prior year open sales	194.7	(1.4)
Treatment charges, royalties and other	(135.9)	(198.1)
PT Freeport Indonesia revenues - current year	$4,394.8	$3,568.0

PT Freeport Indonesia Operating Results - 2006 Compared with 2005
Realized copper prices in 2006 improved by 69 percent to an average of $3.13 per pound from $1.85 per pound in 2005. Realized gold prices in 2006 averaged $566.51 per ounce, including a reduction of $39.85 per ounce for revenue adjustments associated with the first-quarter 2006 redemption of our Gold-Denominated Preferred Stock, Series II, compared to $456.27 in 2005. Copper and gold sales totaled 1.2 billion pounds of copper and 1.7 million ounces of gold in 2006, compared with sales of 1.5 billion pounds of copper and 2.8 million ounces of gold in 2005.

Mill throughput, which varies depending on ore types being processed, averaged 229,400 metric tons of ore in 2006, compared with 216,200 metric tons of ore in 2005. Operations were temporarily suspended for an approximate four-day period in February 2006 when illegal miners (“gold panners”) blocked a road leading to our mill. While this situation was resolved peacefully by Indonesian government authorities, we continue to work with the government to resolve the legal and security concerns presented by the increased presence of gold panners in our area of operations. Mill rates will vary during 2007 depending on ore types mined and are expected to average in excess of 210,000 metric tons of ore per day for the year. Approximate average daily throughput processed at our mill facilities from each of our producing mines follows (metric tons of ore per day):

	Years Ended December 31,
	2006	2005
Grasberg open pit	184,200	174,200
DOZ underground mine	45,200	42,000
Total	229,400	216,200

In 2006, copper ore grades averaged 0.85 percent and recovery rates averaged 86.1 percent, compared with 1.13 percent and 89.2 percent in 2005. Gold ore grades averaged 0.85 grams per metric ton (g/t) and recovery rates averaged 80.9 percent in 2006, compared with 1.65 g/t and 83.1 percent in 2005. The 2006 ore grades and recoveries for copper and gold reflect the mining of lower grade material compared with the extraordinarily high grades mined in 2005. Average annual copper and gold ore grades for 2007 are projected to approximate the 2006 ore grades, with higher grades projected in the first half of 2007 than in the second half because of mine sequencing. Approximately 63 percent of copper sales and approximately 81 percent of gold sales in 2007 are projected to occur in the first half of the year.

Production from the DOZ underground mine averaged 45,200 metric tons of ore per day in 2006, representing 20 percent of mill throughput. DOZ continues to perform above design capacity of 35,000 metric tons of ore per day. PT Freeport Indonesia is expanding the capacity of the DOZ underground operation to a sustained rate of 50,000 metric tons of ore per day with the installation of a second crusher and additional ventilation, expected to be completed in mid-2007. PT Freeport Indonesia’s 60 percent share of capital expenditures for the DOZ expansion totaled approximately $17 million in 2006 (cumulative $34 million through December 31, 2006) and is expected to approximate $2 million in 2007. PT Freeport Indonesia anticipates a further expansion of the DOZ mine to 80,000 metric tons of ore per day, with budgeted capital of approximately $11 million in 2007 for its 60 percent share. The success of the development of the DOZ mine, one of the world’s largest underground mines, provides confidence in the future development of PT Freeport Indonesia’s large-scale undeveloped ore bodies.

In 2004, PT Freeport Indonesia commenced its “Common Infrastructure” project, which will provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to our underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system has reached the Big Gossan terminal and PT Freeport Indonesia is proceeding with development of the lower Big Gossan infrastructure. PT Freeport Indonesia’s share of capital expenditures for its Common Infrastructure project totaled approximately $9 million in 2006 and projected 2007 capital expenditures approximate $8 million. The Common Infrastructure project is progressing according to plan. PT Freeport Indonesia has also advanced development of the Grasberg spur and as of December 31, 2006, has completed 67 percent of the tunneling required to reach the Grasberg underground ore body. PT Freeport Indonesia expects the Grasberg spur to reach the Grasberg underground ore body and to initiate multi-year mine development activities in the second half of 2007. Work on the Grasberg underground ore body continues with PT Freeport Indonesia’s share of capital expenditures totaling approximately $23 million in 2006 and projected 2007 capital expenditures approximate $70 million.

The Big Gossan underground mine is a high-grade deposit located near the existing milling complex. Remaining capital expenditures for the $260 million Big Gossan project to be incurred over the next few years total approximately $185 million ($175 million net to PT Freeport Indonesia, with approximately $90 million in 2007). PT Freeport Indonesia’s share of capital expenditures for Big Gossan totaled approximately $56 million in 2006. Production is expected to ramp up to full production of 7,000 metric tons per day by 2010 (average annual aggregate incremental production of 135 million pounds of copper and 65,000 ounces of gold, with PT Freeport Indonesia receiving 60 percent of these amounts). The Big Gossan mine is being developed as an open-stope mine with backfill consisting of mill tailings and cement, an established mining methodology expected to be higher-cost than the block-cave method used at the DOZ mine.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold. Market rates for treatment and refining charges began to increase significantly in late 2004. A large part of the increase relates to the price participation and price sharing components of our concentrate sales agreements. Royalties totaled $126.0 million in 2006 compared with $103.7 million in 2005, reflecting higher metal prices partly offset by lower sales volumes.

PT Freeport Indonesia receives market prices for the copper, gold and silver contained in its concentrate. Under the long-established structure of concentrate sales agreements prevalent in the industry, copper is provisionally priced at the time of shipment and is subject to final pricing in a specified future period (generally one to three months from shipment) based on quoted LME prices. The sales subject to final pricing are generally settled in the subsequent quarter. Therefore, at the end of any quarterly period, there will be sales that remain subject to final pricing. Accounting rules require these sales be recorded based on the LME future prices at the end of the reporting period. To the extent final settlements are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues would be recorded when the pricing is finally settled. PT Freeport Indonesia’s 2006 revenues include net additions of $257.0 million for adjustments to provisional copper prices in concentrate sales contracts, compared with $238.3 million in 2005.

Gross Profit per Pound of Copper/per Ounce of Gold and Silver

Year Ended December 31, 2006
Pounds of copper sold (000s)	1,201,400		1,201,400
Ounces of gold sold					1,736,000
Ounces of silver sold							3,806,200

	By-Product		Co-Product Method
	Method		Copper		Gold		Silver
Revenues, after adjustments shown below	$3.13		$3.13		$566.51	[a]	$8.59	[b]

Site production and delivery, before net non-
cash and nonrecurring costs shown below	1.03		0.79		156.24		3.11
Gold and silver credits	(0.93)		-		-		-
Treatment charges	0.40	[c]	0.31	[d]	60.41	[d]	1.20	[d]
Royalty on metals	0.10		0.08		15.94		0.32
Unit net cash costs[e]	0.60		1.18		232.59		4.63
Depreciation and amortization	0.15		0.12		23.25		0.46
Noncash and nonrecurring costs, net	0.04		0.03		5.60		0.11
Total unit costs	0.79		1.33		261.44		5.20
Revenue adjustments, primarily for pricing
on prior period open sales	0.10	[f]	0.17		11.53		0.22
PT Smelting intercompany profit elimination	-		-		(0.37)		(0.01)
Gross profit per pound/ounce	$2.44		$1.97		$316.23		$3.60

a.	Amount was $606.36 before a loss resulting from redemption of FCX’s Gold-Denominated Preferred Stock, Series II.
b.	Amount was $11.92 before a loss resulting from redemption of FCX’s Silver-Denominated Preferred Stock.
c.
Includes $12.4 million or $0.01 per pound for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

d.
Includes $9.6 million or $0.01 per pound for copper, $2.7 million or $1.57 per ounce for gold and $0.1 million or $0.03 per ounce for silver for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

e.	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs.”
f.
Includes a $69.0 million or $0.06 per pound loss on the redemption of FCX’s Gold-Denominated Preferred Stock, Series II and a $13.3 million or $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

Year Ended December 31, 2005
Pounds of copper sold (000s)	1,456,500		1,456,500
Ounces of gold sold					2,790,200
Ounces of silver sold						4,734,600

	By-Product		Co-Product Method
	Method		Copper		Gold	Silver
Revenues, after adjustments shown below	$1.85		$1.85		$456.27	$6.36	[a]

Site production and delivery, before net non-
cash and nonrecurring costs shown below	0.65	[b]	0.44	[c]	107.71 [c]	1.76	[c]
Gold and silver credits	(0.89)		-		-	-
Treatment charges	0.24		0.16		39.75	0.65
Royalty on metals	0.07		0.05		11.77	0.19
Unit net cash costs[d]	0.07		0.65		159.23	2.60
Depreciation and amortization	0.14		0.10		23.79	0.39
Noncash and nonrecurring costs, net	-		-		0.52	0.01
Total unit costs	0.21		0.75		183.54	3.00
Revenue adjustments, primarily for pricing
on prior period open sales	0.01	[e]	0.02		(1.14)	0.02
PT Smelting intercompany profit elimination	(0.01)		(0.01)		(2.67)	(0.04)
Gross profit per pound/ounce	$1.64		$1.11		$268.92	$3.34

a.	Amount was $7.38 before a loss resulting from redemption of FCX’s Silver-Denominated Preferred Stock.
b.
Net of deferred mining costs totaling $64.9 million or $0.05 per pound. Following adoption of EITF 04-6 on January 1, 2006 (see “New Accounting Standards” and Note 1), stripping costs are no longer deferred.

c.	Net of deferred mining costs totaling $43.8 million or $0.03 per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver (see Note b above).
d.	See Note e above.
e.	Includes a $5.0 million or less than $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

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

Because of the fixed nature of a large portion of our costs, unit costs vary significantly from period to period depending on volumes of copper and gold sold during the period. Higher unit site production and delivery costs in 2006, compared with 2005, primarily reflected lower sales volumes resulting from mine sequencing in the Grasberg open pit, higher input costs (including energy) and the impact of adopting EITF 04-6 (see Note b above, “New Accounting Standards” and Note 1). While lower volumes constitute the largest component of variance on a unit basis, we have experienced significant increases in our production costs in recent years primarily as a result of higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors. Aggregate energy costs, which approximated 22 percent of PT Freeport Indonesia’s 2006 production costs, primarily include purchases of approximately 100 million gallons of diesel per year and approximately 650,000 metric tons of coal per year. Diesel prices have nearly tripled since the beginning of 2003 and our coal costs are approximately 40 percent higher. The costs of other consumables, including steel and reagents, also have increased. Our costs also have been affected by the stronger Australian dollar against the U.S. dollar (approximate 40 percent increase since the beginning of 2003), which comprised approximately 15 percent of PT Freeport Indonesia’s 2006 production costs. We are pursuing cost reduction initiatives to mitigate the impacts of these increases.

Unit treatment charges vary with the price of copper, and unit royalty costs vary with prices of copper and gold. In addition, market rates for treatment charges have increased significantly since 2004 and will vary based on PT Freeport Indonesia’s customer mix. The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

In connection with our fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua (see Note 1). The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport Indonesia’s milling facilities operate above 200,000 metric tons of ore per day. PT Freeport Indonesia’s royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

Royalty costs totaled $126.0 million in 2006, compared with $103.7 million in 2005. Additional royalties, discussed above, totaled $0.1 million in 2006 and $18.1 million in 2005. If copper prices average $2.50 per pound and gold prices average $600 per ounce during 2007, we would expect royalty costs to total approximately $93 million ($0.09 per pound of copper) in 2007. These estimates assume 2007 sales volumes of 1.1 billion pounds of copper and 1.8 million ounces of gold.

As a result of the lower copper production and sales volumes in 2006, PT Freeport Indonesia’s unit depreciation rate increased compared with 2005. Because certain assets are depreciated on a straight-line basis, the unit rate will vary with the level of copper production and sales. In addition, the changes to the long-range mine plan discussed above that impact Grasberg open-pit reserves will impact unit rates. As a result, for 2007, PT Freeport Indonesia expects its depreciation rate to average $0.18 per pound compared with $0.15 per pound for 2006.

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

Unit site production and delivery costs averaged $1.03 per pound of copper in 2006, $0.38 per pound higher than the $0.65 reported in 2005. Unit site production and delivery costs in 2006 were adversely affected by lower volumes, higher input costs (including energy) and adoption of EITF 04-6 (see “New Accounting Standards” and Note 1). For 2005, unit costs benefited from the deferral of stripping costs totaling $0.05 per pound.

Gold and silver credits averaged $0.93 per pound in 2006, compared with $0.89 per pound in 2005. The increase for 2006 primarily reflects lower copper sales volumes and higher average realized gold prices, compared with 2005. Treatment charges increased to $0.40 per pound in 2006 from $0.24 per pound in 2005 primarily because of higher market rates and higher copper prices, including the effects of price participation under our concentrate sales agreements. Royalties of $0.10 per pound in 2006 were higher than the $0.07 per pound in 2005 because of higher copper and gold prices.

Assuming 2007 average copper prices of $2.50 per pound and average gold prices of $600 per ounce and achievement of current 2007 sales estimates, PT Freeport Indonesia estimates that its annual 2007 unit net cash costs, including gold and silver credits, would approximate $0.63 per pound. Estimated unit net cash costs for 2007 are projected to be slightly higher than the 2006 average, primarily because of lower 2007 copper sales volumes partially offset by lower treatment charges and higher gold credits. Because the majority of PT Freeport Indonesia’s costs are fixed, unit costs vary with the volumes sold.

Unit Net Cash Costs: Co-Product Method - Using the co-product method, unit site production and delivery costs in 2006 averaged $0.79 per pound of copper, compared with $0.44 in 2005. For gold, unit site production and delivery costs in 2006 averaged $156 per ounce, compared with $108 in 2005. As discussed above, unit site production and delivery costs in 2006 were primarily impacted by lower volumes, higher input costs (including energy) and the adoption of EITF 04-6. Treatment charges per pound and per ounce were higher in 2006 primarily because of higher market rates and copper prices. Royalties per pound and per ounce were also higher in 2006 because of higher copper and gold prices compared with 2005.

PT Freeport Indonesia Operating Results - 2005 Compared with 2004
PT Freeport Indonesia achieved significantly higher production and sales in 2005, reflecting higher ore grades and milling rates than in 2004. Copper sales volumes totaled 1.5 billion pounds in 2005, approximately 50 percent higher than the 1.0 billion pounds reported in 2004. Copper price realizations of $1.85 per pound in 2005 were $0.48 per pound higher than the 2004 realizations of $1.37 per pound. Gold sales volumes totaled a record 2.8 million ounces in 2005, 93 percent higher than the 1.4 million ounces reported in 2004. Gold price realizations of $456.27 per ounce in 2005 were nearly $44 an ounce higher than 2004 realizations of $412.32 per ounce.

Market rates for treatment and refining charges began to increase significantly in late 2004, and PT Freeport Indonesia’s average 2005 rate exceeded its average 2004 rate. Royalties totaled $103.7 million in 2005 and $43.5 million in 2004, reflecting higher sales volumes and metal prices.

Mill throughput averaged 216,200 metric tons of ore in 2005, compared with 185,100 metric tons of ore in 2004. Following the fourth-quarter 2003 Grasberg open-pit slippage and debris flow events, we accelerated the removal of overburden and mined low-grade ore prior to restoring safe access to higher-grade ore areas in the second quarter of 2004 and resuming normal milling rates in June 2004. As a result, mill throughput was lower in 2004. Approximate average daily throughput processed at our mill facilities from each of our producing mines follows (metric tons of ore per day):

	Years Ended December 31,
	2005	2004
Grasberg open pit	174,200	141,500
Deep Ore Zone	42,000	43,600
Total	216,200	185,100

Production from the DOZ underground mine averaged 42,000 metric tons of ore per day in 2005, representing 19 percent of mill throughput. Copper ore grades averaged 1.13 percent in 2005, compared with 0.87 percent in 2004, and copper recovery rates were 89.2 percent, compared with 88.6 percent for 2004. In 2005, gold ore grades averaged 1.65 g/t, compared with 0.88 g/t in 2004, and gold recovery rates averaged 83.1 percent in 2005, compared with 81.8 percent in 2004. The 2005 grades reflect the return to normal mining operations at Grasberg, including accessing higher-grade material in accordance with our mine plan.

Gross Profit per Pound of Copper/per Ounce of Gold and Silver

Year Ended December 31, 2004
Pounds of copper sold (000s)	991,600		991,600
Ounces of gold sold					1,443,000
Ounces of silver sold						3,257,800

	By-Product		Co-Product Method
	Method		Copper		Gold	Silver
Revenues, after adjustments shown below	$1.37		$1.37		$412.32	$6.10	[a]

Site production and delivery, before net non-
cash and nonrecurring credits shown below	0.77	[b]	0.53	[c]	159.17 [c]	2.56	[c]
Gold and silver credits	(0.62)		-		-	-
Treatment charges	0.20		0.14		42.12	0.68
Royalty on metals	0.05		0.03		9.06	0.15
Unit net cash costs[d]	0.40		0.70		210.35	3.39
Depreciation and amortization	0.17		0.12		35.03	0.56
Noncash and nonrecurring credits, net	-		-		(0.85)	(0.01)
Total unit costs	0.57		0.82		244.53	3.94
Revenue adjustments, primarily for pricing
on prior period open sales	0.02	[e]	0.02		0.15	0.10
PT Smelting intercompany profit elimination	(0.01)		(0.01)		(2.87)	(0.05)
Gross profit per pound/ounce	$0.81		$0.56		$165.07	$2.21

a.	Amount was $6.54 before a loss resulting from redemption of FCX’s Silver-Denominated Preferred Stock.
b.	Net of deferred mining costs totaling $77.8 million or $0.08 per pound.
c.	Net of deferred mining costs totaling $53.6 million or $0.05 per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver.
d.	For a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs.”
e.	Includes a $1.4 million or less than $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

Unit Net Cash Costs: By-Product Method - Unit site production and delivery costs in 2005 averaged $0.65 per pound of copper, $0.12 per pound lower than the $0.77 reported in 2004. Unit site production and delivery costs in 2005 benefited from higher copper sales volumes resulting from higher ore grades, but were adversely affected by higher energy costs and costs of other consumables, higher mining costs and milling rates, labor costs and other factors.

Gold and silver credits increased to $0.89 per pound in 2005, compared with $0.62 per pound in 2004, reflecting higher gold sales volumes and average realized prices in 2005. Treatment charges increased to $0.24 per pound in 2005 from $0.20 per pound in 2004 primarily because of higher copper prices and higher treatment rates. Royalties of $0.07 per pound in 2005 were higher than the royalties of $0.05 per pound in 2004 primarily because of higher copper and gold prices and sales volumes.

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

PT Freeport Indonesia Sales Outlook
PT Freeport Indonesia sells its copper concentrates primarily under long-term sales agreements denominated in U.S. dollars, mostly to companies in Asia and Europe and to international trading companies. PT Freeport Indonesia expects its share of sales to approximate 1.1 billion pounds of copper and 1.8 million ounces of gold for 2007 and to average 1.24 billion pounds of copper and 1.8 million ounces of gold annually over the next five years (2007 - 2011). At the Grasberg mine, the sequencing in mining areas with varying ore grades causes fluctuations in the timing of ore production, resulting in varying quarterly and annual copper and gold sales.

PT Freeport Indonesia has long-term contracts to provide approximately 60 percent of Atlantic Copper’s copper concentrate requirements at market prices and nearly all of PT Smelting’s copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting’s operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound during the period from the commencement of PT Smelting’s operations in 1998 until April 2004, when it declined to a minimum of $0.21 per pound. PT Smelting’s rates for 2007 are expected to exceed the minimum $0.21 per pound (see “Smelting and Refining”). Current rates are higher than the minimum rate.

Exploration and Reserves
During 2006, PT Freeport Indonesia added 41.8 million metric tons of ore averaging 0.66 percent copper and 0.70 g/t gold associated with positive drilling results at the Mill Level Zone and Deep Mill Level Zone deposits, a 387-million-metric-ton complex with average grades of 1.02 percent copper and 0.81 g/t gold. PT Freeport Indonesia’s reserve estimates also reflect revisions resulting from changes to its long-range mine plans.

Net of Rio Tinto’s share, PT Freeport Indonesia’s share of proven and probable recoverable reserves as of December 31, 2006, was 38.8 billion pounds of copper, 41.1 million ounces of gold and 128.0 million ounces of silver. FCX’s equity interest in proven and probable recoverable reserves as of December 31, 2006, was 35.2 billion pounds of copper, 37.2 million ounces of gold and 116.0 million ounces of silver (see Note 13). Estimated recoverable reserves were assessed using a copper price of $1.00 per pound and a gold price of $400 per ounce. If we adjusted metal prices used in our reserve estimates to the approximate average London spot prices for the past three years ($2.01 per pound of copper and $486 per ounce of gold), the additions to proven and probable reserves would not be material to reported reserves.

Our aggregate exploration budget for 2007, including Rio Tinto’s share, is expected to total approximately $31 million (approximately $25 million for our share). PT Freeport Indonesia’s exploration efforts in 2007 within Block A of its Contract of Work will continue to test extensions of the Deep Grasberg and Kucing Liar mine complex. Engineering studies are under way to incorporate positive drilling results from 2006 activities at Deep Grasberg and Kucing Liar. PT Freeport Indonesia also expects to test the open-pit potential of the Wanagon gold prospect and the Ertsberg open-pit resource, and will begin testing for extensions of the Deep Mill Level Zone deposit and other targets in the space between the Ertsberg and Grasberg mineral systems from the new Common Infrastructure tunnels located at the 2,500 meter level.

During 2007, we plan to resume exploration activities, which had been suspended in recent years, in certain prospective areas outside Block A. The Indonesian government previously approved suspensions of our field exploration activities outside of our current mining operations area, which have been in suspension in recent years because of safety and security issues and regulatory uncertainty relating to a possible conflict between our mining and exploration rights in certain forest areas and an Indonesian Forestry law enacted in 1999 prohibiting open-pit mining in forest preservation areas. The current suspensions were granted for one-year periods ending February 26, 2007, for Block B and March 30, 2007, for PT Nabire Bakti Mining. Recent Indonesian legislation permits open-pit mining in PT Freeport Indonesia’s Block B area, subject to certain requirements. Following an assessment of these requirements and a review of security issues, we plan to resume exploration activities in certain prospective Contract of Work areas outside of Block A in 2007.

SMELTING AND REFINING OPERATIONS

Our investment in smelters serves an important role in our concentrate marketing strategy. PT Freeport Indonesia generally sells under long-term contracts approximately one-half of its concentrate production to its affiliated smelters, Atlantic Copper and PT Smelting, and the remainder to other customers. Treatment charges for smelting and refining copper concentrates represent a cost to PT Freeport Indonesia and income to Atlantic Copper and PT Smelting. Through downstream integration, we are assured placement of a significant portion of our concentrate production. Low smelter treatment and refining charges prior to 2005 adversely affected the operating results of Atlantic Copper and benefited the operating results of PT Freeport Indonesia’s mining operations. Smelting and refining charges consist of a base rate and, in certain contracts, price participation based on copper prices. Market rates for treatment and refining charges have increased significantly since late 2004 as worldwide smelter availability was insufficient to accommodate increased mine production and because of higher copper prices. However, more recently, market rates have declined. Higher treatment and refining charges benefit our smelter operations and adversely affect our mining operations. Taking into account taxes and minority ownership interests, an equivalent change in PT Freeport Indonesia’s and Atlantic Copper’s smelting and refining charge rates essentially offsets in our consolidated operating results.

Atlantic Copper Operating Results
	Years Ended December 31,
(In Millions)	2006	2005	2004
Gross profit (loss)	$90.0	$45.6	$(69.4)
Add depreciation and amortization expense	33.3	29.0	28.6
Other	(0.1)	3.7	16.4 [a]
Cash margin (deficit)	$123.2	$78.3	$(24.4)[b]

Operating income (loss) (in millions)	$74.5	$34.8	$(83.5)
Concentrate and scrap treated (metric tons)	953,700	975,400	768,100
Anodes production (000s of pounds)	581,300	626,600	494,400
Treatment rates per pound	$0.33	$0.23	$0.16
Cathodes sales (000s of pounds)	529,200	548,600	479,200 [c]
Cathode cash unit cost per pound[d]	$0.20	$0.17	$0.25
Gold sales in anodes and slimes (ounces)	666,500	542,800	316,700

a.	Includes a $9.8 million charge for Atlantic Copper’s workforce reduction plan.
b.	Includes costs related to Atlantic Copper’s 51-day major maintenance turnaround totaling $27.5 million.
c.	Includes sales of wire rod and wire. In December 2004, Atlantic Copper completed a sale of its wire rod and wire assets.
d.
For a reconciliation of cathode cash unit cost per pound to production costs applicable to sales reported in FCX’s consolidated financial statements refer to “Product Revenues and Production Costs” below.

Atlantic Copper Operating Results - 2006 Compared with 2005
Atlantic Copper’s operating cash margin was $123.2 million in 2006, compared with $78.3 million in 2005. Atlantic Copper reported operating income of $74.5 million in 2006, compared with $34.8 million in 2005. The positive results in 2006 primarily reflect higher treatment charges, partially offset by higher unit costs. The next maintenance activity at Atlantic Copper is a 23-day maintenance turnaround currently scheduled for the second quarter of 2007, which is expected to adversely affect costs and volumes resulting in an approximate $25 million impact on 2007 operating results. Major maintenance turnarounds typically occur approximately every nine years for Atlantic Copper, with significantly shorter term maintenance turnarounds occurring in the interim.

Atlantic Copper treated 953,700 metric tons of concentrate and scrap in 2006, compared with 975,400 metric tons in 2005. Cathode production totaled 518.9 million pounds and sales totaled 529.2 million pounds during 2006, compared with cathode production of 545.3 million pounds and sales of 548.6 million pounds during 2005. Cathode production and sales volumes were lower in 2006 primarily because of lower refinery output.

Atlantic Copper’s treatment charges (including price participation), which reflect charges paid by PT Freeport Indonesia and third parties to Atlantic Copper to smelt and refine concentrates, averaged $0.33 per pound in 2006 and $0.23 per pound in 2005. The increase in treatment charges in 2006 reflects higher market rates and price participation under the terms of Atlantic Copper’s concentrate purchase and sales agreements. Treatment charge rates have increased significantly since late 2004 with increased mine production and higher copper prices. However, more recently, treatment charge rates have declined. Assuming copper prices of $2.50 per pound for 2007, Atlantic Copper expects these rates to average approximately $0.26 per pound in 2007. Atlantic Copper’s cathode cash unit cost per pound of copper averaged $0.20 in 2006 and $0.17 in 2005. Higher unit costs in 2006 primarily reflect the impact of lower volumes and higher operating costs.

We defer recognizing profits on PT Freeport Indonesia’s sales to Atlantic Copper and on 25 percent of PT Freeport Indonesia’s sales to PT Smelting until the final sales to third parties occur. Changes in these net deferrals resulted in an addition to our operating income totaling $32.4 million ($17.1 million to net income or $0.08 per share) in 2006, compared with a reduction of $145.0 million ($77.8 million to net income or $0.35 per share) in 2005. At December 31, 2006, our net deferred profits on PT Freeport Indonesia concentrate inventories at Atlantic Copper and PT Smelting to be recognized in future periods’ net income after taxes and minority interest sharing totaled $100.8 million. Based on copper prices of $2.50 per pound and gold prices of $600 per ounce for 2007 and current shipping schedules, we estimate that the net change in deferred profits on intercompany sales will result in a decrease to net income of approximately $60 million in the first quarter of 2007. The actual change in deferred intercompany profits may differ substantially from this estimate because of changes in the timing of shipments to affiliated smelters and metal prices.

As of December 31, 2006, FCX’s net investment in Atlantic Copper totaled approximately $170 million, FCX had a $189.5 million loan outstanding to Atlantic Copper and Atlantic Copper’s debt to third parties under nonrecourse financing arrangements totaled $5.6 million.

Atlantic Copper Operating Results - 2005 Compared with 2004
Atlantic Copper’s operating cash margin was $78.3 million in 2005, compared with a deficit of $24.4 million in 2004. The deficit in 2004 was primarily attributable to Atlantic Copper’s scheduled major maintenance turnaround, which began in March 2004 and was completed in May 2004. Atlantic Copper reported operating income of $34.8 million in 2005, compared with operating losses of $83.5 million in 2004. The positive results in 2005 primarily reflect higher treatment charge rates, realized benefits from a cost reduction and operational enhancement effort and copper market pricing conditions, partially offset by higher energy costs, compared with 2004, which included the major maintenance turnaround referenced above and a $12.0 million charge for workforce reductions. The maintenance turnaround adversely affected costs and volumes resulting in impacts of approximately $40 million, including an approximate $12 million impact from lower volumes, on 2004 operating results and net income.

Atlantic Copper treated 975,400 metric tons of concentrate and scrap in 2005, compared with 768,100 metric tons in 2004. Cathode production totaled 545.3 million pounds and sales totaled 548.6 million pounds during 2005, compared with cathode production of 454.7 million pounds and sales of 479.2 million pounds during 2004. Atlantic Copper’s cathode cash unit cost per pound of copper averaged $0.17 in 2005 and $0.25 in 2004. Unit costs in 2004 were adversely affected by lower production and higher costs from the maintenance turnaround. Atlantic Copper’s treatment charges averaged $0.23 per pound in 2005 and $0.16 per pound in 2004. Excess smelter capacity, combined with limited copper concentrate availability, resulted in historically low long-term treatment and refining rates for several years prior to 2005.

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

PT Smelting Operating Results
	Years Ended December 31,
(In Millions)	2006	2005	2004
PT Freeport Indonesia sales to PT Smelting	$1,202.2	$1,008.5	$696.0
Equity in PT Smelting earnings	6.5	9.3	2.0
PT Freeport Indonesia operating profits deferred	3.0	23.6	13.8

PT Smelting Operating Results - 2006 Compared with 2005
PT Freeport Indonesia accounts for its 25 percent interest in PT Smelting using the equity method and provides PT Smelting with substantially all of its concentrate requirements (see Note 9). PT Smelting treated 737,500 metric tons of concentrate in 2006 and 908,900 metric tons in 2005. During 2006, PT Smelting completed an expansion of its production capacity from 250,000 metric tons of copper per year to 275,000 metric tons of copper per year. PT Smelting produced 479.7 million pounds of cathodes and sold 483.7 million pounds of cathodes in 2006, compared with production of 579.7 million pounds and sales of 580.9 million pounds in 2005. The lower volumes in 2006 primarily reflect a 22-day maintenance turnaround in the second quarter and PT Smelting’s temporary suspension of operations beginning in October 2006 and ending in mid-December 2006 following an equipment failure at the oxygen plant supplying the smelter. Major maintenance turnarounds typically occur approximately every four years for PT Smelting, with significantly shorter term maintenance turnarounds in the interim. The next major maintenance turnaround is scheduled for 2008.

PT Smelting’s cathode cash unit costs averaged $0.20 per pound in 2006, compared with $0.13 per pound in 2005, primarily reflecting the impacts of the maintenance turnaround, the temporary suspension of operations discussed above and higher energy costs in 2006 (see “Product Revenues and Production Costs”).

In late 2005 and early 2006, PT Smelting entered into hedging contracts to fix a portion of its revenues through 2007. FCX’s share of the unrealized losses on these contracts totaled $4.4 million, after taxes and minority interest sharing, as of December 31, 2006, and is recorded in accumulated other comprehensive income in stockholders’ equity.

PT Smelting Operating Results - 2005 Compared with 2004
PT Smelting treated 908,900 metric tons of concentrate in 2005 and 758,100 metric tons in 2004. Higher concentrate tonnage from PT Freeport Indonesia in 2005 resulted in higher production, compared with 2004 when PT Freeport Indonesia’s production was much lower. PT Smelting produced 579.7 million pounds of cathodes and sold 580.9 million pounds of cathodes in 2005, compared with production of 464.0 million pounds and sales of 462.9 million pounds in 2004. PT Smelting’s cathode cash unit costs averaged $0.13 per pound in 2005 and $0.12 per pound in 2004, reflecting higher energy costs in 2005 partly offset by higher volumes (see “Product Revenues and Production Costs”). The 2004 production volumes and unit costs were impacted by PT Smelting’s 31-day maintenance turnaround in the second quarter of 2004.

CAPITAL RESOURCES AND LIQUIDITY

Our operating cash flows vary with prices realized for copper and gold sales, our production levels, production costs, cash payments for income taxes and interest, other working capital changes and other factors. Over the last two years, we have generated cash flows significantly greater than our capital expenditures and debt maturities. Common stock dividends totaled $915.8 million in 2006, including four supplemental dividends totaling $677.7 million ($3.50 per share). Our current regular annual common stock dividend, which is declared by our Board, is $1.25 per share, paid at a quarterly rate of $0.3125 per share.

We purchased 2.0 million shares of our common stock for $99.8 million ($49.94 per share average) during the second quarter of 2006 and have purchased a total of 7.8 million shares for $279.5 million ($36.05 per share average) under the Board authorized 20-million share open market purchase program. As of January 31, 2007, 12.2 million shares remain available under the Board authorized 20-million share open market purchase program.

Our financial policy has been to reduce debt and return cash to shareholders through dividends and share purchases. Our proposed acquisition of Phelps Dodge will require that we incur significant debt to consummate the transaction and to refinance existing debt. The combined company, on a pro forma basis, will have approximately $10.0 billion of debt under its new senior secured term credit facilities, and either $6.0 billion in aggregate principal amount of new unsecured senior notes or a $6.0 billion bridge loan (or some combination of the two). In addition, approximately $1.6 billion of existing debt of the combined companies will remain outstanding following the transaction. The combined company is also expected to have a new $1.5 billion senior secured revolving credit facility with at least $1.0 billion of availability.

This debt could limit the combined company’s financial and operating flexibility, including by requiring the combined company to dedicate a substantial portion of its cash flows from operations and the proceeds of equity issuances to the repayment of its debt and making the combined company more vulnerable to economic downturns.

Additionally, the combined company’s ability to satisfy financial tests or utilize third-party guarantees for financial assurance with respect to reclamation obligations may be adversely impacted as a result of the increase in debt. We have considered this contingency in our financing plans for the transaction.

Upon consummation of the transaction, we must comply with various covenants contained in our credit agreement. These covenants will, among other things, limit our ability to:

•	incur additional debt or liens or enter into sale/leaseback transactions;

•	make payments in respect of, or redeem or acquire, debt or equity issued by us, including the payment of dividends on common stock;

•	sell assets or enter into mergers or acquisitions;

•	make loans or investments; or

•	enter into certain hedging transactions.

In addition, the combined companies will be subject to other financial covenants. In the event we elect to terminate the transaction, we would be obligated to pay Phelps Dodge a termination fee of $375.0 million. Should Phelps Dodge elect to terminate this transaction, they would be obligated to pay FCX a termination fee of $750.0 million.

The information contained in the discussion of our capital resources and liquidity does not reflect the impact of us acquiring Phelps Dodge.

Operating Activities
We generated operating cash flows totaling $1.9 billion, net of $113.9 million that we used for working capital, during 2006, compared with approximately $1.6 billion, including $178.8 million from working capital sources, during 2005. The increase in operating cash flows for 2006 primarily reflected higher net income resulting from higher copper and gold prices.

Our operating cash flows totaled approximately $1.6 billion in 2005, compared with $341.4 million, including $85.9 million received as a settlement from insurance coverage related to the fourth-quarter 2003 slippage and debris flow events and $130.7 million used for working capital, in 2004. The significant improvement in 2005 compared with 2004 primarily reflects significantly higher production and sales and higher copper and gold prices and a decrease in working capital requirements. For 2004, significant uses of cash from operating activities included increases in deferred mining costs, accounts receivable and inventories.

Operating activities are expected to generate positive cash flows for the foreseeable future based on anticipated operating results and metal prices. Using estimated sales volumes for 2007 and assuming prices of $2.50 per pound of copper and $600 per ounce of gold, we would generate operating cash flows in excess of $1.3 billion in 2007.

Investing Activities
Total capital expenditures of $250.5 million in 2006 were higher than the $143.0 million in 2005, reflecting an increase in expenditures for long-term development projects. Our capital expenditures for 2006 included approximately $56 million for Big Gossan, $17 million for the DOZ expansion, $23 million for the Grasberg underground ore body and $9 million for the Common Infrastructure project. Capital expenditures in 2005 included approximately $16 million for the DOZ expansion and $19 million for the Common Infrastructure project. The largest individual capital expenditures of the total $141.0 million for 2004 primarily related to long-term development projects, including approximately $37 million for development of the DOZ mine. Capital expenditures, including approximately $200 million for long-term projects, are estimated to total $400 million for 2007 and average $275 million per year over the next five years.

Cash flows from the sale of assets totaled $33.6 million during 2006, primarily from Atlantic Copper’s disposition of land and certain royalty rights. In 2005, we sold a parcel of land in Arizona held by a joint venture in which we own a 50 percent interest and our share of net cash proceeds from the sale totaled $6.6 million. In 2004, this same joint venture completed the sale to a real estate developer of a parcel of land in Arizona where the joint venture previously was engaged in a copper mining research project. Our share of net cash proceeds from the sale totaled $21.6 million. Also in 2004, Atlantic Copper completed a sale of its wire rod and wire assets and received $18.3 million cash. Through December 31, 2006, we had paid $4.6 million for costs related to our proposed acquisition of Phelps Dodge.

PT Freeport Indonesia’s share of insurance settlement proceeds related to its 2003 open-pit slippage claim, which represented a recovery of property losses, totaled $2.0 million in 2005 and $6.3 million in 2004.

In 2001, we sold $603.8 million of 8¼% Convertible Senior Notes due 2006. The terms of the notes required that we use $139.8 million of the proceeds to purchase a portfolio of U.S. government securities to secure and pay for the first six semiannual interest payments. We sold $6.7 million of these restricted investments in 2004 to pay interest. Conversions of these notes to equity allowed us to sell $15.1 million of our restricted investments during 2004 (see below). In the first quarter of 2004, Atlantic Copper repaid its working capital revolving credit facility that was secured by certain copper concentrate inventory, resulting in the release of $11.0 million of previously restricted cash.

Financing Activities
As of December 31, 2006, we had total unrestricted cash and cash equivalents of $907.5 million and total outstanding debt of $680.1 million. Total debt was reduced by a net $575.8 million during 2006, including from the following transactions:

•	$286.1 million for the completion of a tender offer to induce conversion of 7% Convertible Senior Notes due 2011 into 9.3 million shares of FCX common stock;

•	$167.4 million for the mandatory redemption of Gold-Denominated Preferred Stock, Series II for $236.4 million;

•	$12.5 million for the final mandatory redemption of Silver-Denominated Preferred Stock for $25.8 million;

•	$30.5 million for privately negotiated transactions to induce conversion of 7% Convertible Senior Notes due 2011 into 1.0 million shares of FCX common stock; and

•	$11.5 million for the purchase in an open market transaction of 10⅛% Senior Notes due 2010 for $12.4 million.

In connection with these transactions, we recorded charges of $114.3 million ($73.9 million to net income, net of related reduction of interest expense, or $0.33 per share) in 2006. The portion of these charges related to the mandatory redemptions of our gold- and silver-denominated preferred stock are recorded in revenues in accordance with our accounting policy for these instruments and totaled $82.2 million in 2006.

Following the debt repayments and redemptions during 2006, we have $19.1 million in debt maturities for 2007 and $46.1 million for the three-year period of 2007 through 2009. We have the option to call our 10⅛% Senior Notes due 2010 (outstanding principal amount of $272.4 million) beginning February 2007.

In July 2006, FCX and PT Freeport Indonesia entered into an amended credit agreement for a $465 million revolving credit facility to refinance its previous $195 million facility that was scheduled to mature in September 2006. The new facility, which can be expanded to up to $500 million with additional lender commitments, matures in 2009 and no amounts are outstanding under the facility.

During 2005, debt was reduced by $696.0 million, primarily reflecting the following transactions:

•	prepayment of $187.0 million of Puncakjaya Power’s bank debt;

•	purchases in open market transactions of
o	$216.1 million of 10⅛% Senior Notes due 2010 for $239.4 million;
o	$11.1 million of 7.50% Senior Notes due 2006 for $11.5 million; and
o	$4.4 million of 7.20% Senior Notes due 2026 for $4.1 million;

•	privately negotiated transactions to induce conversion of $251.3 million of 7% Convertible Senior Notes due 2011 into 8.1 million shares of FCX common stock; and

•	the partial mandatory redemption of $12.5 million of Silver-Denominated Preferred Stock for $17.5 million.

We recorded charges of $57.2 million ($42.9 million to net income, net of related reduction of interest expense, or $0.19 per share) in 2005 in connection with these transactions. The portion of these charges related to the partial mandatory redemption of the Silver-Denominated Preferred Stock totaled $5.0 million and is recorded in revenues.

In 2004, the partial mandatory redemption of our Silver-Denominated Preferred Stock totaled $13.9 million. The charge of $1.4 million ($0.7 million to net income or less than $0.01 per share) related to this redemption is recorded in revenues.

In 2003, our Board of Directors approved a new open market share purchase program for up to 20 million shares, which replaced our previous program. Through February 12, 2007, we had acquired 2.0 million shares in 2006 for $99.8 million ($49.94 per share average), 2.4 million shares in 2005 for $80.2 million ($33.83 per share average) and 3.4 million shares in 2004 for $99.5 million ($29.39 per share average) and 12.2 million shares remain available. The timing of future purchases of our common stock is dependent on many factors including the price of our common shares, our cash flows and financial position, copper and gold prices and general economic and market conditions.

In February 2003, our Board of Directors authorized the initiation of an annual cash dividend on our common stock of $0.36 per share, increased the dividend in October 2003 to an annual rate of $0.80 per share and increased the dividend again in October 2004 to an annual rate of $1.00 per share. In November 2005, our Board of Directors increased our annual common stock dividend to its current amount of $1.25 per share, which is payable quarterly ($0.3125 per share).

Since December 2004, we have paid eight supplemental dividends totaling $994.8 million ($5.25 per share). In 2006, common stock dividends totaled $915.8 million ($4.75 per share), including four supplemental dividends totaling $677.7 million ($3.50 per share). Common stock dividends totaled $452.5 million in 2005 ($2.50 per share), including $272.3 million ($1.50 per share) for three $0.50 per share supplemental dividends. In 2004, common stock dividends totaled $198.8 million ($1.10 per share), including $44.7 million for a $0.25 per share supplemental dividend.

The declaration and payment of dividends is at the discretion of our Board of Directors. The amount of our current quarterly cash dividend ($0.3125 per share) on our common stock and the possible payment of additional future supplemental cash dividends will depend on our financial results, cash requirements, future prospects, the outcome of our proposed acquisition of Phelps Dodge and other factors deemed relevant by our Board of Directors.

Cash dividends on preferred stock ($60.5 million in 2006, $60.5 million in 2005 and $35.5 million in 2004) represent dividends on our 5½% Convertible Perpetual Preferred Stock which we sold in March 2004 (see below). Cash dividends to minority interests represent dividends paid to the minority interest owners of PT Freeport Indonesia and Puncakjaya Power. Pursuant to the restricted payment covenants in our 10⅛% Senior Notes and 6⅞% Senior Notes, the amount available for dividend payments, purchases of our common stock and other restricted payments as of December 31, 2006, was approximately $750 million.

In January 2004, we completed a tender offer and privately negotiated transactions for a portion of our remaining 8¼% Convertible Senior Notes due 2006 resulting in the early conversion of $226.1 million of notes into 15.8 million shares of FCX common stock. We recorded a $10.9 million charge to losses on early extinguishment and conversion of debt in connection with these conversions. The $10.9 million charge included $6.4 million of previously accrued interest costs, resulting in an equivalent reduction in interest expense. In June 2004, we called for redemption on July 31, 2004, all of the remaining $66.5 million of 8¼% Convertible Senior Notes. During July 2004, all remaining notes were converted into 4.7 million shares of FCX common stock. As of July 31, 2004, all of the 8¼% Convertible Senior Notes, which totaled $603.8 million at issuance in 2001, had been converted into 42.2 million shares of FCX common stock.

In February 2004, we sold $350 million of 6⅞% Senior Notes due 2014 for net proceeds of $344.4 million. We used a portion of the proceeds to repay $162.4 million of Atlantic Copper borrowings and to refinance other FCX 2004 debt maturities. Atlantic Copper recorded a $3.7 million charge to losses on early extinguishment of debt to accelerate amortization of deferred financing costs. Interest on the notes is payable semiannually on February 1 and August 1. We may redeem some or all of the notes at our option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the notes contains certain restrictions, including restrictions on incurring debt, creating liens, selling assets, entering into transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. During 2004, we purchased in the open market $9.7 million of these notes for $8.8 million, which resulted in a net gain of $0.8 million recorded as a reduction to losses on early extinguishment and conversion of debt.

In March 2004, we sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for $1.1 billion for net proceeds of $1.067 billion. Each share of preferred stock was initially convertible into 18.8019 shares of our common stock, equivalent to a conversion price of approximately $53.19 per common share. The conversion rate is adjustable upon the occurrence of certain events, including any quarter that our common stock dividend exceeds $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through February 2007, each share of preferred stock is now convertible into 21.1568 shares of FCX common stock, equivalent to a conversion price of approximately $47.27 per common share. Beginning March 30, 2009, we may redeem shares of the preferred stock by paying cash, our common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if our common stock price has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. We used a portion of the proceeds from the sale to purchase 23.9 million shares of FCX common stock owned by Rio Tinto for $881.9 million (approximately $36.85 per share) and used the remainder for general corporate purposes. Rio Tinto no longer owns any equity interest in FCX; however, it is still PT Freeport Indonesia’s joint venture partner (see Note 2).

Debt Maturities. Below is a summary (in millions) of our total debt maturities based on loan balances as of December 31, 2006.
	2007	2008	2009	2010	2011	Thereafter
Equipment loans and other	$13.5	$13.5	$13.5	$10.2	$3.8	$-
Atlantic Copper debt	5.6	-	-	-	-	-
10⅛% Senior Notes due 2010	-	-	-	272.4	-	-
7% Convertible Senior Notes due 2011	-	-	-	-	7.1	-
6⅞% Senior Notes due 2014	-	-	-	-	-	340.3
7.20% Senior Notes due 2026	-	-	-	-	-	0.2
Total debt maturities	$19.1	$13.5	$13.5	$282.6	$10.9	$340.5

Other Contractual Obligations
In addition to our debt maturities shown above, we have other contractual obligations and commitments, which we expect to fund with projected operating cash flows, available credit facilities or future financing transactions, if necessary. These obligations and commitments include PT Freeport Indonesia’s commitments to provide one percent of its annual revenue for development of the local people in our area of operations through the Freeport Partnership Fund for Community Development and to contribute amounts to a cash fund designed to accumulate at least $100 million by the end of our Indonesian mining activities to pay for mine closure and reclamation. Atlantic Copper has a mostly unfunded contractual obligation denominated in euros to supplement amounts paid to certain retired employees. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for an estimated 72 million euro contractual obligation to the retired employees. Atlantic Copper had $69.4 million recorded as of December 31, 2006, for this obligation. Atlantic Copper has firm contractual commitments with third parties to purchase concentrates at market prices. We have various noncancelable operating leases and open purchase orders at December 31, 2006. A summary of these various obligations follows (in millions, except concentrates):

			1 Year	Years	Years	More than 5
	Total		or Less	2 - 3	4 - 5	Years
PT Freeport Indonesia mine closure and
reclamation fund	$20.1	[a]	$0.8	$1.4	$1.4	$16.5
Atlantic Copper contractual obligation
to insurance company	$94.9		$9.5	$19.0	$19.0	$47.4
Atlantic Copper contracts to purchase
concentrates at market prices
(in thousand metric tons)	1,425		505	700	220	-
Aggregate operating leases, including
Rio Tinto’s share[b]	$29.9		$8.9	$14.3	$6.4	$0.3
Open purchase orders at
December 31, 2006	$216.5		$216.5	-	-	-

a.	Funding plus accrued interest are projected to accumulate to $100.0 million by the end of our Indonesian mining activities.
b.	Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.5 million due under noncancelable subleases.

Environmental Matters
We believe that we conduct our Indonesian operations pursuant to applicable permits and that we comply in all material respects with applicable Indonesian environmental laws, rules and regulations. We have had four independent environmental audits conducted by internationally recognized environmental consulting and auditing firms. Audits were completed in 1996 by Dames & Moore; in 1999 by Montgomery Watson; in 2002 by SGS International Certification Services Indonesia, a member of the Société Générale de Surveillance group; and in 2005 by Montgomery Watson Harza. Montgomery Watson Harza concluded that PT Freeport Indonesia’s mining operations “are among the largest and most environmentally challenging and complex in the world” and that the company’s “environmental management practices continue to be based on (and in some cases represent) best management practices for the international copper and gold mining industry.” The audit also concluded, as have previous independent audits, that PT Freeport Indonesia’s tailings management program “remains the tailings management option best suited to the unique topographical and climatological conditions of the site, with a far lower level of environmental impact and risk” than those posed by alternatives. The Montgomery Watson Harza auditors also made a number of specific recommendations for improvements in PT Freeport Indonesia’s environmental management practices and these are being implemented.

In addition to these audits, PT Freeport Indonesia agreed to participate in the Government of Indonesia’s PROPER program in 2005. In March 2006, the Indonesian Ministry of Environment announced the preliminary results of its PROPER environmental management audit, acknowledging the effectiveness of PT Freeport Indonesia’s environmental management practices in some areas while making several suggestions for improvement in others. We are working with the Ministry of Environment to address the issues raised as we complete the audit process.

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

We will determine our ultimate reclamation and closure activities based on applicable laws and regulations and our assessment of appropriate remedial activities in the circumstances after consultation with governmental authorities, affected local residents and other affected parties. As of December 31, 2006, we estimated aggregate reclamation and closure obligations to be approximately $157 million for PT Freeport Indonesia and $17 million for Atlantic Copper. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time, and actual costs may vary from our estimates. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of the Grasberg open-pit mining operations and at the end of all mining activities, which are currently estimated to continue for more than 34 years.

In 1996, PT Freeport Indonesia began contributing to a cash fund ($8.5 million balance at December 31, 2006) designed to accumulate at least $100 million by the end of our Indonesian mining activities. We plan to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require us to incur additional costs which would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

The cost of complying with environmental laws is a fundamental cost of our business. We incurred aggregate environmental capital expenditures and other environmental costs totaling $62.7 million in 2006, $44.0 million in 2005 and $65.1 million in 2004, including tailings management levee maintenance and mine reclamation. In 2007, we expect to incur approximately $43 million of aggregate environmental capital expenditures and $55 million of other environmental costs. These environmental expenditures are part of our overall 2007 operating budget.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk
Our consolidated revenues include PT Freeport Indonesia’s sale of copper concentrates, which also contain significant quantities of gold and silver, and Atlantic Copper’s sale of copper anodes, cathodes, wire rod, wire and gold in anodes and slimes. Atlantic Copper sold its wire rod and wire assets in December 2004. Our consolidated revenues and net income vary significantly with fluctuations in the market prices of copper and gold and other factors. A change of $0.10 in the average price per pound of copper sold by PT Freeport Indonesia would have an approximate $110 million impact on our 2007 consolidated revenues and an approximate $55 million impact on our 2007 consolidated net income, assuming 2007 PT Freeport Indonesia copper sales of approximately 1.1 billion pounds. A change of $25 in the average price per ounce of gold sold by PT Freeport Indonesia would have an approximate $45 million impact on our 2007 consolidated revenues and an approximate $23 million impact on our 2007 consolidated net income, assuming 2007 PT Freeport Indonesia gold sales of approximately 1.8 million ounces.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We currently have no copper or gold price protection contracts relating to our mine production. We had outstanding gold-denominated and silver-denominated preferred stock with dividends and redemption amounts determined by commodity prices. Our Gold-Denominated Preferred Stock, Series II was redeemed in February 2006 and the final redemption of our Silver-Denominated Preferred Stock was in August 2006 (see “Capital Resources and Liquidity - Financing Activities”).

PT Freeport Indonesia receives market prices for the copper, gold and silver contained in its concentrate. Under the long-established structure of concentrate sales agreements prevalent in the industry, copper is provisionally priced at the time of shipment and is subject to final pricing in a specified future period (generally one to three months from shipment) based on quoted LME prices. The sales subject to final pricing are generally settled in the subsequent quarter. Therefore, at the end of any quarterly period, there will be sales that remain subject to final pricing. Accounting rules require these sales be recorded based on the LME future prices at the end of the reporting period. To the extent final settlements are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues would be recorded when the pricing is finally settled. PT Freeport Indonesia’s 2006 revenues include net additions of $257.0 million for adjustments to provisional copper prices in concentrate sales contracts, compared with $238.3 million in 2005. At December 31, 2006, we had consolidated provisionally priced copper sales totaling 346.4 million pounds recorded at an average price of $2.87 per pound, subject to final pricing. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. We estimate that a five-cent change in the average price used for these sales would have an approximate $17 million impact on our 2007 consolidated revenues and an approximate $9 million impact on our 2007 consolidated net income.

In 2006, we redeemed our Gold-Denominated Preferred Stock, Series II and made the final mandatory redemption of our Silver-Denominated Preferred Stock. These issues of redeemable preferred stock had cash dividend and redemption requirements indexed to gold and silver prices. We accounted for these securities as a hedge of future production and reflected them as debt on our balance sheets at their original issue value less redemptions. When redemption payments occurred, differences between the carrying value and the redemption payment, which were based on commodity prices at the time of redemption, were recorded as an adjustment to revenues (see Notes 1, 5 and 11). In February 2006, we redeemed the 4.3 million shares of our Gold-Denominated Preferred Stock, Series II for $236.4 million. The mandatory redemption resulted in a $167.4 million decrease in debt and a hedging loss recorded in revenues of $69.0 million, $36.6 million to net income or $0.17 per share. Partial redemptions of our Silver-Denominated Preferred Stock totaled $25.8 million in 2006, $17.5 million in 2005 and $13.9 million in 2004 resulting in hedging losses recorded in revenues of $13.3 million ($7.0 million to net income or $0.03 per share) in 2006, $5.0 million ($2.6 million to net income or $0.01 per share) in 2005 and $1.4 million ($0.7 million to net income or less than $0.01 per share) in 2004.

Atlantic Copper and PT Smelting price their purchases of copper concentrate at approximately the same time as they sell the refined copper, thereby protecting them from most copper price risk. Atlantic Copper and PT Smelting enter into futures contracts to hedge their price risk whenever their physical purchases and sales pricing periods do not match.

In late 2005 and early 2006, PT Smelting entered into hedging contracts to fix a portion of its revenues through 2007. FCX’s share of the unrealized losses on these contracts totaled $4.4 million as of December 31, 2006, and is recorded in accumulated other comprehensive income in stockholders’ equity.

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

One U.S. dollar was equivalent to 8,989 rupiah at December 31, 2006, 9,825 rupiah at December 31, 2005, and 9,270 rupiah at December 31, 2004. PT Freeport Indonesia recorded losses to production costs totaling $0.9 million in 2006, $0.4 million in 2005 and $0.7 million in 2004 related to its rupiah-denominated net monetary assets and liabilities. At December 31, 2006, net liabilities totaled $3.3 million at an exchange rate of 8,989 rupiah to one U.S. dollar. PT Freeport Indonesia’s labor costs are mostly rupiah denominated. At estimated aggregate annual rupiah payments of 1.6 trillion for operating costs and an exchange rate of 8,989 rupiah to one U.S. dollar, the exchange rate as of December 31, 2006, a one-thousand-rupiah increase in the exchange rate would result in an approximate $18 million decrease in aggregate annual operating costs. A one-thousand-rupiah decrease in the exchange rate would result in an approximate $22 million increase in aggregate annual operating costs.

Approximately 14 percent of PT Freeport Indonesia’s total projected 2007 purchases of materials, supplies and services are expected to be denominated in Australian dollars. The exchange rate was $0.79 to one Australian dollar at December 31, 2006, $0.73 to one Australian dollar at December 31, 2005, and $0.78 to one Australian dollar at December 31, 2004. At estimated annual aggregate Australian dollar payments of 250 million and an exchange rate of $0.79 to one Australian dollar, the exchange rate as of December 31, 2006, a $0.01 increase or decrease in the exchange rate would result in an approximate $2.5 million change in aggregate annual operating costs.

At times, PT Freeport Indonesia has entered into foreign currency forward contracts to hedge a portion of its aggregate anticipated Indonesian rupiah and/or Australian dollar payments. The last of PT Freeport Indonesia’s foreign currency forward contracts matured in December 2006. PT Freeport Indonesia accounted for these contracts as cash flow hedges. Gains on these contracts totaled $6.8 million in 2006 and $0.7 million in 2005.

The majority of Atlantic Copper’s revenues are denominated in U.S. dollars; however, operating costs, other than concentrate purchases, and certain asset and liability accounts are denominated in euros. Atlantic Copper’s estimated annual euro payments total approximately 100 million euros. A $0.05 increase or decrease in the exchange rate would result in an approximate $5 million change in annual costs. The exchange rate on December 31, 2006, was $1.32 per euro.

Atlantic Copper had euro-denominated net monetary liabilities at December 31, 2006, totaling $90.1 million recorded at an exchange rate of $1.32 per euro. The exchange rate was $1.18 per euro at December 31, 2005, and $1.36 per euro at December 31, 2004. Adjustments to Atlantic Copper’s euro-denominated net monetary liabilities to reflect changes in the exchange rate are recorded in other income (expense) and totaled $(2.3) million in 2006, $5.8 million in 2005 and $(1.6) million in 2004.

Interest Rate Risk
The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2006 (dollars in millions).

	2007	2008	2009	2010	2011	Thereafter	Fair Value
Fixed-rate debt	$-	$-	$-	$272.4	$7.1	$340.5	$650.3
Average interest rate	-	-	-	10.1%	7.0%	6.9%	8.3%
Variable-rate debt	$19.1	$13.5	$13.5	$10.2	$3.8	$-	$60.1
Average interest rate	7.1%	8.2%	8.2%	8.2%	8.2%	-	7.9%

NEW ACCOUNTING STANDARDS

Inventory Costs. In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. We adopted SFAS No. 151 on January 1, 2006, and there was no material impact on our accounting for inventory costs.

Accounting for Stock-Based Compensation. As of December 31, 2006, we had four stock-based employee compensation plans and two stock-based director compensation plans. Prior to January 1, 2006, we accounted for options granted under all of our plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” APB Opinion No. 25 required compensation cost for stock options to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock (i.e., the intrinsic value). Because all the plans require that the option exercise price be at least the market price on the date of grant, we recognized no compensation cost on the grant or exercise of our employees’ options through December 31, 2005. Prior to 2007, we defined the market price as the average of the high and low price of FCX common stock on the date of grant. Effective January 2007, in response to new Securities and Exchange Commission disclosure rules, we now define the market price for future grants as the closing price of FCX common stock on the date of grant. Other awards under the plans did result in compensation costs being recognized in earnings based on the projected intrinsic value for restricted stock units to be granted in lieu of cash compensation, the intrinsic value on the date of grant for other restricted stock units and the intrinsic value on the reporting or exercise date for cash-settled stock appreciation rights (SARs).

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all stock option awards granted to employees prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation costs for all stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Fair value of stock option awards granted to employees was calculated using the Black-Scholes-Merton option-pricing model before and after adoption of SFAS No. 123R. Other stock-based awards charged to expense under SFAS No. 123 continue to be charged to expense under

SFAS No. 123R (see Note 7). These include restricted stock units and SARs. Results for prior years have not been restated.

As a result of adopting SFAS No. 123R on January 1, 2006, our income before income taxes and minority interests for the year ended December 31, 2006, was $27.8 million lower and net income was $16.1 million ($0.08 per basic share and $0.07 per diluted share) lower than if we had continued to account for stock-based compensation under APB Opinion No. 25.

Prior to the adoption of SFAS No. 123R, we presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS No. 123R requires the cash flows generated by tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $20.8 million excess tax benefit classified as a financing cash inflow in the Consolidated Statements of Cash Flows for the year ended December 31, 2006, would have been classified as an operating cash inflow if we had not adopted SFAS No. 123R.

Compensation cost charged against earnings for stock-based awards is shown below (in thousands). We did not capitalize any stock-based compensation costs to fixed assets during the periods presented.

	2006		2005		2004
Production and delivery costs	$25,074		$7,297		$509
General and administrative expenses	30,277	[a]	16,204	[a,b]	4,615	a. b
Exploration expenses	1,314		-		-
Total stock-based compensation cost	$56,665		$23,501		$5,124

a.
Amounts are before Rio Tinto’s share of the cost of employee exercises of in-the-money stock options which decreased consolidated general and administrative expenses by $6.5 million in 2006, $9.2 million in 2005 and $7.0 million in 2004.

b.
Includes amortization of the intrinsic value of FCX’s Class A stock options that were converted to Class B stock options in 2002 totaling $2.1 million in 2005 and in 2004. Amortization was not recognized in 2006 under SFAS No. 123R.

As of December 31, 2006, total compensation cost related to nonvested stock option awards not yet recognized in earnings was $46.0 million.

Deferred Mining Costs. On January 1, 2006, we adopted EITF 04-6, which requires that stripping costs incurred during production be considered costs of the extracted minerals and included as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of that inventory. Upon adoption of EITF 04-6, we recorded our deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce our retained earnings on January 1, 2006. In addition, stripping costs incurred in 2006 and later periods are now charged to cost of sales as prescribed by EITF 04-6. As a result of adopting EITF 04-6 on January 1, 2006, our income before income taxes and minority interests for the year ended December 31, 2006, was $35.4 million lower and net income was $18.8 million ($0.10 per basic share and $0.08 per diluted share) lower than if we had not adopted EITF 04-6 and continued to defer stripping costs. Adoption of the new guidance has no impact on our cash flows.

Accounting for Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the first fiscal year beginning after December 15, 2006. We are continuing to review the provisions of FIN 48, but at this time do not expect adoption to have a material impact on our financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. In many of its pronouncements, the FASB has previously concluded that fair value information is relevant to the users of financial statements and has required (or permitted) fair value as a measurement objective. However, prior to the issuance of this statement, there was limited guidance for applying the fair value measurement objective in GAAP. This statement does not require any new fair value measurements in GAAP. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption allowed. We are still reviewing the provisions of SFAS No. 157 and have not determined the impact of adoption.

Accounting for Defined Benefit Pension and Other Postretirement Plans. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R.” SFAS No. 158 represents the completion of the first phase of FASB’s postretirement benefits accounting project and requires an entity to:

•	Recognize in its statements of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status,
•	Measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and
•	Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

SFAS No. 158 does not change the manner of determining the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The provisions of SFAS No. 158 regarding the change of the measurement date of postretirement benefit plans are not applicable as we already used a measurement date of December 31 for our plans. We adopted SFAS No. 158 on December 31, 2006, with the most significant impacts on our consolidated balance sheet being an $8.8 million decrease in other assets, a $23.6 million increase in accrued postretirement benefits and other liabilities, a $7.3 million decrease in deferred income taxes and a $25.7 million decrease in accumulated other comprehensive (loss) income (Note 1).

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

1.
We show adjustments to copper revenues for prior period open sales as separate line items. Because such copper pricing adjustments do not result from current period sales, we have reflected these separately from revenues on current period sales.

2.
Noncash and nonrecurring costs consist of items such as stock-based compensation costs starting January 1, 2006 (see “New Accounting Standards” and Note 1), write-offs of equipment or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs.

3.
Gold and silver revenues, excluding any impacts from redemption of our gold- and silver-denominated preferred stocks, are reflected as credits against site production and delivery costs in the by-product method.

Year Ended December 31, 2006
	By-Product		Co-Product Method
(In Thousands)	Method		Copper		Gold	Silver	Total
Revenues, after adjustments shown below	$3,763,964		$3,763,964		$1,072,452	$46,762	$4,883,178

Site production and delivery, before net noncash
and nonrecurring costs shown below	1,235,004		951,943		271,234	11,827	1,235,004
Gold and silver credits	(1,119,214)		-		-	-	-
Treatment charges	477,523	[a]	368,076	[b]	104,874 [b]	4,573 [b]	477,523
Royalty on metals	125,995		97,117		27,671	1,207	125,995
Unit net cash costs	719,308		1,417,136		403,779	17,607	1,838,522
Depreciation and amortization	183,752		141,636		40,356	1,760	183,752
Noncash and nonrecurring costs, net	44,269		34,123		9,722	424	44,269
Total unit costs	947,329		1,592,895		453,857	19,791	2,066,543
Revenue adjustments, primarily for pricing on
prior period open sales and gold/silver hedging	115,124	[c]	197,341		(68,962)	(13,255)	115,124
PT Smelting intercompany profit elimination	(2,962)		(2,283)		(651)	(28)	(2,962)
Gross profit	$2,928,797		$2,366,127		$548,982	$13,688	$2,928,797

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$4,883,178	$1,235,004	$183,752
Net noncash and nonrecurring costs per above	N/A	44,269	N/A
Less: Treatment charges per above	(477,523)	N/A	N/A
Royalty per above	(125,995)	N/A	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	115,124	N/A	N/A
Mining and exploration segment	4,394,784	1,279,273	183,752
Smelting and refining segment	2,241,823	2,118,484	33,297
Eliminations and other	(846,107)	(872,900)	10,522
As reported in FCX’s consolidated financial
statements	$5,790,500	$2,524,857	$227,571

a.
Includes $12.4 million or $0.01 per pound for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

b.
Includes $9.6 million or $0.01 per pound for copper, $2.7 million or $1.57 per ounce for gold and $0.1 million or $0.03 per ounce for silver for adjustments to 2005 concentrate sales subject to final pricing to reflect the impact on treatment charges resulting from the increase in copper prices since December 31, 2005.

c.
Includes a $69.0 million or $0.06 per pound loss on the redemption of FCX’s Gold-Denominated Preferred Stock, Series II and a $13.3 million or $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

Year Ended December 31, 2005
	By-Product		Co-Product Method
(In Thousands)	Method		Copper		Gold		Silver	Total
Revenues, after adjustments shown below	$2,707,049		$2,707,049		$1,269,893		$35,165	$4,012,107

Site production and delivery, before net noncash
and nonrecurring costs shown below	949,469	[a]	640,626	[b]	300,521	[b]	8,322 [b]	949,469
Gold and silver credits	(1,305,058)		-		-		-	-
Treatment charges	350,422		236,437		110,914		3,071	350,422
Royalty on metals	103,726		69,986		32,831		909	103,726
Unit net cash costs	98,559		947,049		444,266		12,302	1,403,617
Depreciation and amortization	209,713		141,498		66,377		1,838	209,713
Noncash and nonrecurring costs, net	4,570		3,083		1,447		40	4,570
Total unit costs	312,842		1,091,630		512,090		14,180	1,617,900
Revenue adjustments, primarily for pricing on
prior period open sales and silver hedging	10,023	[c]	14,975		-		(4,952)	10,023
PT Smelting intercompany profit elimination	(23,565)		(15,899)		(7,459)		(207)	(23,565)
Gross profit	$2,380,665		$1,614,495		$750,344		$15,826	$2,380,665

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$4,012,107	$949,469	$209,713
Net noncash and nonrecurring costs per above	N/A	4,570	N/A
Less: Treatment charges per above	(350,422)	N/A	N/A
Royalty per above	(103,726)	N/A	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	10,023	N/A	N/A
Mining and exploration segment	3,567,982	954,039	209,713
Smelting and refining segment	1,363,208	1,288,610	28,995
Eliminations and other	(752,072)	(605,017)	12,804
As reported in FCX’s consolidated financial
statements	$4,179,118	$1,637,632	$251,512

a.
Net of deferred mining costs totaling $64.9 million or $0.05 per pound. Following adoption of EITF 04-6 on January 1, 2006, stripping costs are no longer deferred. See “New Accounting Standards” and Note 1.

b.	Net of deferred mining costs totaling $43.8 million or $0.03 per pound for copper, $20.6 million or $7.37 per ounce for gold and $0.6 million or $0.12 per ounce for silver. See Note a above.
c.	Includes a $5.0 million or less than $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

Year Ended December 31, 2004
	By-Product	Co-Product Method
(In Thousands)	Method	Copper	Gold	Silver	Total
Revenues, after adjustments shown below	$1,363,587	$1,363,587	$595,206	$21,593	$1,980,386

Site production and delivery, before net noncash
and nonrecurring credits shown below	764,206 [a]	526,191 [b]	229,682 [b]	8,333 [b]	764,206
Gold and silver credits	(616,799)	-	-	-	-
Treatment charges	202,243	139,254	60,784	2,205	202,243
Royalty on metals	43,498	29,950	13,074	474	43,498
Unit net cash costs	393,148	695,395	303,540	11,012	1,009,947
Depreciation and amortization	168,195	115,810	50,551	1,834	168,195
Noncash and nonrecurring credits, net	(4,075)	(2,806)	(1,225)	(44)	(4,075)
Total unit costs	557,268	808,399	352,866	12,802	1,174,067
Revenue adjustments, primarily for pricing on
prior period open sales and silver hedging	11,928 [c]	13,369	-	(1,441)	11,928
PT Smelting intercompany profit elimination	(13,798)	(9,501)	(4,147)	(150)	(13,798)
Gross profit	$804,449	$559,056	$238,193	$7,200	$804,449

Reconciliation to Amounts Reported
(In Thousands)	Revenues	Production and Delivery	Depreciation and Amortization
Totals presented above	$1,980,386	$764,206	$168,195
Net noncash and nonrecurring credits per above	N/A	(4,075)	N/A
Less: Treatment charges per above	(202,243)	N/A	N/A
Royalty per above	(43,498)	N/A	N/A
Revenue adjustments, primarily for pricing on
prior period open sales and hedging per above	11,928	N/A	N/A
Mining and exploration segment	1,746,573	760,131	168,195
Smelting and refining segment	873,700	914,452	28,632
Eliminations and other	(248,407)	(224,292)	9,581
As reported in FCX’s consolidated financial
statements	$2,371,866	$1,450,291	$206,408

a.	Net of deferred mining costs totaling $77.8 million or $0.08 per pound.
b.	Net of deferred mining costs totaling $53.6 million or $0.05 per pound for copper, $23.4 million or $16.20 per ounce for gold and $0.8 million or $0.26 per ounce for silver.
c.	Includes a $1.4 million or less than $0.01 per pound loss on the redemption of FCX’s Silver-Denominated Preferred Stock.

CATHODE CASH UNIT COST

Cathode cash unit cost per pound of copper is a measure intended to provide investors with information about the costs incurred to produce cathodes at our smelting operations in Spain and Indonesia. We use this measure for the same purpose and for monitoring operating performance at our smelting operations. This information differs from measures of performance determined in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance determined in accordance with generally accepted accounting principles. Other smelting companies present this measure, although Atlantic Copper’s and PT Smelting’s measures may not be comparable to similarly titled measures reported by other companies.

Atlantic Copper Cathode Cash Unit Cost Per Pound Of Copper
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
	Years Ended December 31,
	2006	2005	2004
Smelting and refining segment production costs reported
in FCX’s consolidated financial statements	$2,118,484	$1,288,610	$914,452 [a]
Less:
Raw material purchase costs	(1,586,656)	(907,130)	(249,689)
Production costs of wire rod and wire[b]	-	-	(370,431)
Production costs of anodes sold	(11,223)	(13,226)	(3,720)
Other	10,282	(958)	(16,771)
Credits:
Gold and silver revenues	(399,739)	(245,772)	(133,960)
Acid and other by-product revenues	(27,257)	(28,446)	(25,068)
Production costs used in calculating cathode cash unit
cost per pound	$103,891	$93,078	$114,813

Pounds of cathode produced	518,900	545,300	454,700

Cathode cash unit cost per pound	$0.20	$0.17	$0.25

a.	Includes $27.5 million, $0.06 per pound, for costs related to Atlantic Copper’s major maintenance turnaround.
b.	Atlantic Copper sold its wire rod and wire assets in December 2004.

PT Smelting Cathode Cash Unit Cost Per Pound Of Copper
The calculation below presents PT Smelting’s reported operating costs and subtracts or adds components of those costs that do not directly relate to the process of converting copper concentrates to cathodes. PT Smelting’s operating costs are then reconciled to PT Freeport Indonesia’s equity in PT Smelting earnings reported in FCX’s consolidated financial statements (in thousands, except per pound amounts):

	Years Ended December 31,
	2006	2005	2004
Operating costs - PT Smelting (100%)	$99,200	$85,546	$64,858
Add: Gold and silver refining charges	3,965	4,233	4,064
Less: Acid and other by-product revenues	(12,722)	(14,524)	(13,732)
Production cost of anodes sold	-	-	(225)
Other	6,052	(1,944)	336
Production costs used in calculating cathode cash unit
cost per pound	$96,495	$73,311	$55,301

Pounds of cathode produced	479,700	579,700	464,000

Cathode cash unit cost per pound	$0.20	$0.13	$0.12

Reconciliation to Amounts Reported
Operating costs per above	$(99,200)	$(85,546)	$(64,858)
Other costs	(1,916,975)	(1,278,356)	(852,911)
Revenue and other income	2,043,096	1,402,071	926,914
PT Smelting net income	26,921	38,169	9,145

PT Freeport Indonesia’s 25% equity interest	6,730	9,542	2,286
Amortization of excess investment cost	(240)	(240)	(241)
Equity in PT Smelting earnings reported in
FCX’s consolidated financial statements	$6,490	$9,302	$2,045

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss our expectations regarding future performance. Forward-looking statements are all statements other than historical facts, such as those regarding anticipated sales volumes, ore grades and milling rates, commodity prices, general and administrative expenses, unit net cash costs, operating cash flows, royalty costs, capital expenditures, future environmental costs, debt repayments and refinancing, debt maturities, treatment charge rates, depreciation rates, exploration efforts and results, the impact of changes in deferred intercompany profits on earnings, dividend payments, liquidity, other financial commitments and the proposed acquisition of Phelps Dodge. We caution you that these statements are not guarantees of future performance, and our actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in our area of operations, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, and other factors described in more detail under the heading “Risk Factors” in our Form 10-K for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
FREEPORT-McMoRan COPPER & GOLD INC.

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and effective January 1, 2006, the Company adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.” As discussed in Note 1 to the financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Freeport-McMoRan Copper & Gold Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

New Orleans, Louisiana
February 26, 2007

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

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our management’s assessment, management concluded that, as of December 31, 2006, our Company’s internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, has issued their audit report on our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as stated in their report dated February 26, 2007, which is included herein.

/s/ Richard C. Adkerson	/s/ Kathleen L. Quirk
Richard C. Adkerson	Kathleen L. Quirk
President and Chief	Senior Vice President,
Executive Officer	Chief Financial Officer and
Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
FREEPORT-McMoRan COPPER & GOLD INC.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Freeport-McMoRan Copper & Gold Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Freeport-McMoRan Copper & Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Freeport-McMoRan Copper & Gold Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Freeport-McMoRan Copper & Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2006 and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
New Orleans, Louisiana
February 26, 2007

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005	2004
	(In Thousands, Except Per Share Amounts)
Revenues	$5,790,500	$4,179,118	$2,371,866
Cost of sales:
Production and delivery	2,524,857	1,637,632	1,450,291
Depreciation and amortization	227,571	251,512	206,408
Total cost of sales	2,752,428	1,889,144	1,656,699
Exploration expenses	12,255	8,803	8,664
General and administrative expenses	157,070	103,885	89,927
Gain on insurance settlement	-	-	(87,000)
Total costs and expenses	2,921,753	2,001,832	1,668,290
Operating income	2,868,747	2,177,286	703,576
Equity in PT Smelting earnings	6,490	9,302	2,045
Interest expense, net	(75,587)	(131,639)	(148,103)
Losses on early extinguishment and conversion of debt	(32,049)	(52,210)	(14,011)
Gains on sales of assets	30,635	6,631	28,756
Other income, net	27,635	27,568	2,121
Income before income taxes and minority interests	2,825,871	2,036,938	574,384
Provision for income taxes	(1,201,175)	(915,068)	(330,680)
Minority interests in net income of consolidated subsidiaries	(168,187)	(126,743)	(41,437)
Net income	1,456,509	995,127	202,267
Preferred dividends	(60,500)	(60,500)	(45,491)
Net income applicable to common stock	$1,396,009	$934,627	$156,776

Net income per share of common stock:
Basic	$7.32	$5.18	$0.86
Diluted	$6.63	$4.67	$0.85

Average common shares outstanding:
Basic	190,730	180,270	182,272
Diluted	221,498	220,470	184,923

Dividends paid per share of common stock	$4.75	$2.50	$1.10

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Cash flow from operating activities:
Net income	$1,456,509	$995,127	$202,267
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	227,571	251,512	206,408
Minority interests’ share of net income	168,187	126,743	41,437
Deferred income taxes	15,743	(32,347)	76,253
Noncash stock-based compensation	55,443	21,168	5,342
Long-term compensation and postretirement benefits	29,103	7,819	(1,155)
Losses on early extinguishment and conversion of debt	32,049	52,210	14,011
Gains on sales of assets	(30,635)	(6,631)	(28,756)
Equity in PT Smelting earnings	(6,490)	(9,302)	(2,045)
Increase in deferred mining costs	-	(64,940)	(77,780)
Amortization of deferred financing costs	4,968	7,596	8,501
Elimination of profit on PT Freeport Indonesia sales to
PT Smelting	2,962	23,565	13,798
Provision for inventory obsolescence	6,000	6,000	4,916
Other	18,922	(4,823)	8,862
(Increases) decreases in working capital:
Accounts receivable	196,523	(252,934)	(235,756)
Inventories	(146,188)	(108,225)	(91,744)
Prepaid expenses and other	(27,025)	(45)	34,304
Accounts payable and accrued liabilities	71,034	216,331	97,781
Rio Tinto share of joint venture cash flows	(56,365)	66,133	17,793
Accrued income taxes	(151,887)	257,588	46,918
(Increase) decrease in working capital	(113,908)	178,848	(130,704)
Net cash provided by operating activities	1,866,424	1,552,545	341,355

Cash flow from investing activities:
PT Freeport Indonesia capital expenditures	(233,730)	(129,190)	(119,207)
Atlantic Copper and other capital expenditures	(16,810)	(13,796)	(21,792)
Sales of assets	33,563	6,631	39,885
Investment in PT Smelting	(1,945)	-	(1,375)
Phelps Dodge acquisition costs	(4,576)	-	-
Proceeds from insurance settlement	-	2,016	6,261
Sale of restricted investments	-	-	21,804
Decrease in Atlantic Copper restricted cash	-	-	11,000
Other	-	-	(548)
Net cash used in investing activities	(223,498)	(134,339)	(63,972)

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Cash flow from financing activities:
Net proceeds from sales of senior notes	-	-	344,354
Proceeds from other debt	102,862	66,058	96,122
Repayments of debt and redemption of preferred stock	(394,054)	(559,286)	(471,644)
Net proceeds from sale of convertible perpetual preferred
stock	-	-	1,067,000
Purchase of FCX common shares from Rio Tinto	-	-	(881,868)
Purchases of other FCX common shares	(99,783)	(80,227)	(99,477)
Cash dividends paid:
Common stock	(915,775)	(452,510)	(198,782)
Preferred stock	(60,500)	(60,501)	(35,470)
Minority interests	(161,152)	(124,636)	(11,447)
Net proceeds from exercised stock options	15,280	5,081	3,196
Excess tax benefit from exercised stock options	20,819	-	-
Bank credit facilities fees and other	(6,758)	(36)	(1,569)
Net cash used in financing activities	(1,499,061)	(1,206,057)	(189,585)
Net increase in cash and cash equivalents	143,865	212,149	87,798
Cash and cash equivalents at beginning of year	763,599	551,450	463,652
Cash and cash equivalents at end of year	$907,464	$763,599	$551,450

Interest paid	$80,352	$139,824	$143,958
Income taxes paid	$1,288,400	$670,240	$178,379

The accompanying Notes to Consolidated Financial Statements, which include information regarding noncash transactions, are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(In Thousands, Except Par Value)
ASSETS
Current assets:
Cash and cash equivalents	$907,464	$763,599
Trade accounts receivable:
Customers other than PT Smelting	276,634	459,916
PT Smelting	142,859	161,981
Other accounts receivable:
Value-added taxes and other	56,040	55,673
Rio Tinto receivables	10,236	10,399
Inventories:
Product	384,187	300,389
Materials and supplies, net	340,061	264,630
Prepaid expenses and other	33,556	5,795
Total current assets	2,151,037	2,022,382
Property, plant, equipment and development costs, net	3,098,502	3,088,931
Deferred mining costs	-	285,355
Other assets	52,309	57,908
Rio Tinto long-term receivables	53,601	62,091
Investment in PT Smelting	34,353	33,539
Total assets	$5,389,802	$5,550,206

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$520,212	$491,385
Accrued income taxes	164,387	327,041
Unearned customer receipts	125,763	57,184
Rio Tinto share of joint venture cash flows	69,289	125,809
Accrued royalties payable	51,382	61,818
Accrued interest payable	22,300	32,034
Current portion of long-term debt and short-term borrowings	19,116	253,350
Total current liabilities	972,449	1,348,621
Long-term debt, less current portion	660,999	1,002,598
Accrued postretirement benefits and other liabilities	297,915	230,616
Deferred income taxes	800,310	902,386
Minority interests	213,028	222,991
Stockholders’ equity:
Convertible perpetual preferred stock, 1,100 shares issued
and outstanding	1,099,985	1,100,000
Class B common stock, par value $0.10, 309,926 shares
and 296,959 shares issued, respectively	30,993	29,696
Capital in excess of par value of common stock	2,668,108	2,212,246
Retained earnings	1,414,817	1,086,191
Accumulated other comprehensive (loss) income	(19,854)	10,749
Common stock held in treasury - 112,961 shares and
110,153 shares, at cost, respectively	(2,748,948)	(2,595,888)
Total stockholders’ equity	2,445,101	1,842,994
Total liabilities and stockholders’ equity	$5,389,802	$5,550,206

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Convertible perpetual preferred stock:
Balance at beginning of year	$1,100,000	$1,100,000	$-
Sale of 1,100 shares to the public	-	-	1,100,000
Conversions to Class B common stock	(15)	-	-
Balance at end of year representing 1,100 shares	1,099,985	1,100,00	1,100,000

Class B common stock:
Balance at beginning of year representing 296,959 shares in 2006,
284,964 shares in 2005 and 260,001 shares in 2004	29,696	28,496	26,000
7% convertible senior notes conversions into 10,255 shares in 2006
and 8,141 shares in 2005	1,026	814	-
Exercised stock options, issued restricted stock and other
representing 2,712 shares in 2006, 3,854 shares in 2005 and
4,501 shares in 2004	271	386	450
8¼% convertible senior notes conversions into 20,462 shares	-	-	2,046
Balance at end of year representing 309,926 shares in 2006,
296,959 shares in 2005 and 284,964 shares in 2004	30,993	29,696	28,496

Capital in excess of par value of common stock:
Balance at beginning of year	2,212,246	1,852,816	1,468,426
7% convertible senior notes conversions	310,688	245,834	-
Exercised stock options and other stock option amounts	71,137	90,043	83,648
Stock-based compensation costs	27,781	-	-
Tax benefit for stock option exercises	23,802	18,736	39,567
Restricted stock grants	22,439	4,817	7,486
Convertible perpetual preferred stock conversions	15	-	-
8¼% convertible senior notes conversions	-	-	286,689
Issuance costs of convertible perpetual preferred stock	-	-	(33,000)
Balance at end of year	2,668,108	2,212,246	1,852,816

Retained earnings:
Balance at beginning of year	1,086,191	604,680	646,933
Adjustment for cumulative effect of change in accounting for
deferred mining costs	(149,478)	-	-
Adjusted balance at beginning of year	936,713	604,680	646,933
Net income	1,456,509	995,127	202,267
Dividends on common stock	(917,905)	(453,116)	(199,029)
Dividends on preferred stock	(60,500)	(60,500)	(45,491)
Balance at end of year	1,414,817	1,086,191	604,680

FREEPORT-McMoRan COPPER & GOLD INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(continued)

	Years Ended December 31,
	2006	2005	2004
	(In Thousands)
Accumulated other comprehensive (loss) income:
Balance at beginning of year	10,749	11,342	8,668
Other comprehensive income (loss), net of taxes:
Change in unrealized derivatives’ fair value	(9,477)	(24)	1,226
Reclass to earnings of net realized derivatives losses (gains)	4,306	(254)	1,448
Minimum pension liability adjustment	315	(315)	-
Adjustment to initially apply SFAS No. 158, net of taxes	(25,747)	-	-
Balance at end of year	(19,854)	10,749	11,342

Common stock held in treasury:
Balance at beginning of year representing 110,153 shares in 2006,
105,974 shares in 2005 and 76,634 shares in 2004	(2,595,888)	(2,433,685)	(1,374,043)
Tender of 810 shares in 2006, 1,808 shares in 2005 and
2,024 shares in 2004 to FCX for exercised stock options and
restricted stock	(53,277)	(81,976)	(78,297)
Shares purchased representing 1,998 shares in 2006,
2,371 shares in 2005 and 27,316 shares in 2004	(99,783)	(80,227)	(981,345)
Balance at end of year representing 112,961 shares in 2006,
110,153 shares in 2005 and 105,974 shares in 2004	(2,748,948)	(2,595,888)	(2,433,685)

Total stockholders’ equity	$2,445,101	$1,842,994	$1,163,649

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

FREEPORT-McMoRan COPPER & GOLD INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. FCX consolidates its 90.6 percent-owned subsidiary PT Freeport Indonesia and its 85.7 percent-owned subsidiary PT Puncakjaya Power (Puncakjaya Power), as well as its wholly owned subsidiaries, primarily Atlantic Copper, S.A. (Atlantic Copper) and PT Irja Eastern Minerals (Eastern Minerals). FCX’s unincorporated joint ventures with Rio Tinto plc (Rio Tinto) are reflected using the proportionate consolidation method (see Note 2). PT Freeport Indonesia’s 25 percent ownership interest and related investment in PT Smelting is accounted for using the equity method (see Note 9). All significant intercompany transactions have been eliminated. Changes in the accounting principles applied during the years presented are discussed below under the captions “Inventories,” “Deferred Mining Costs,” “Stock-Based Compensation” and “Defined Benefit Pension and Other Postretirement Plans.”

Use of Estimates. The preparation of FCX’s financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation, useful asset lives for depreciation and amortization, the estimated average ratio of overburden removed to ore mined over the life of the open-pit mine (through December 31, 2005), allowances for obsolete inventory, reclamation and closure costs, environmental obligations, postretirement and other employee benefits, deferred taxes and valuation allowances and future cash flows associated with assets. Actual results could differ from those estimates.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Other Accounts Receivable. Other accounts receivable include value-added taxes totaling $36.0 million at December 31, 2006, and $29.6 million at December 31, 2005. Receivables from Rio Tinto include $8.6 million at December 31, 2006, and $8.8 million at December 31, 2005, for its current share of infrastructure financing arrangements with Puncakjaya Power (see Note 2).

Inventories. In-process inventories represent materials that are currently in the process of being converted to a salable product. PT Freeport Indonesia does not have material quantities of in-process inventories. For Atlantic Copper, in-process inventories represent copper concentrates at various stages of conversion into anodes and cathodes. Atlantic Copper’s in-process inventories are valued at the cost of the material fed to the smelting and refining process plus in-process conversion costs. Inventories of materials and supplies, as well as salable products, are stated at the lower of cost or market. PT Freeport Indonesia uses the average cost method for all inventories and Atlantic Copper uses the first-in, first-out (FIFO) cost method for its sales of finished copper products (see Note 3).

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FCX adopted SFAS No. 151 on January 1, 2006, and adoption of the new standard did not have a material impact on its accounting for inventory costs.

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs are expensed as incurred. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (i.e., turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves. Development costs that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable copper reserves for the ore body benefited. Depreciation and amortization using the unit-of-production method is recorded upon extraction of the recoverable copper from the ore body, at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

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

Deferred Mining Costs. In the mining industry, the costs of removing overburden and waste material to access mineral deposits are referred to as “stripping costs.” Through December 31, 2005, FCX applied the deferred mining cost method in accounting for its post-production stripping costs, which FCX refers to as overburden removal costs. The deferred mining cost method was used by some companies in the metals mining industry; however, industry practice varied. The deferred mining cost method matches the cost of production with the sale of the related metal from the open pit by assigning each metric ton of ore removed an equivalent amount of overburden tonnage, thereby averaging overburden removal costs over the life of the mine. The mining cost capitalized in inventory and the amounts charged to cost of goods sold do not represent the actual costs incurred to mine the ore in any given period. The application of the deferred mining cost method resulted in an asset on FCX’s balance sheet (“Deferred Mining Costs”) totaling $285.4 million at December 31, 2005.

PT Freeport Indonesia’s geologists and engineers reassessed the overburden to ore ratio and the remaining life of its open-pit mine at least annually, and prior to 2006, any changes in estimates were reflected prospectively beginning in the quarter of change. All other variables being equal, increases in the life of mine overburden removed to ore mined ratio resulted in more of the overburden removal costs being matched with current period production and therefore charged to expense rather than deferred. Decreases in the life of mine overburden removed to ore mined ratio resulted in more of the overburden removal costs being deferred and matched with production in future periods.

PT Freeport Indonesia’s estimated ratio of mine overburden removed to ore mined over the life of the mine in its deferred mining costs calculation averaged 2.4 to 1 in 2005 and 2.3 to 1 in 2004. The ratio changed in the fourth quarter of 2004 and the impact of the change on 2004’s results was to decrease net income by $2.8 million ($0.02 per share). The increase in the ratio in 2004 primarily relates to changes in the cutoff grade at the Grasberg open pit caused by a reassessment of the optimal milling rate at the mill facilities, including a greater proportional contribution to total ore processed from the underground Deep Ore Zone mine.

On January 1, 2006, FCX adopted Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (EITF 04-6), which requires that stripping costs incurred during production be considered costs of the extracted minerals and included as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of that inventory. Upon adoption of EITF 04-6, FCX recorded its deferred mining costs asset ($285.4 million) at December 31, 2005, net of taxes, minority interest share and inventory effects ($135.9 million), as a cumulative effect adjustment to reduce its retained earnings on January 1, 2006. In addition, stripping costs incurred in 2006 and later periods are now charged to cost of sales as prescribed by EITF 04-6. As a result of adopting EITF 04-6 on January 1, 2006, FCX’s income before income taxes and minority interests for the year ended December 31, 2006, was $35.4 million lower and net income was $18.8 million ($0.10 per basic share and $0.08 per diluted share) lower than if it had not adopted EITF 04-6 and continued to defer stripping costs. Adoption of the new guidance has no impact on FCX’s cash flows. The pro forma impact of applying EITF 04-6 would be to reduce net income by $35.3 million or $0.16 per diluted share for the year ended December 31, 2005, and $39.4 million or $0.21 per diluted share for the year ended December 31, 2004.

Reclamation and Closure Costs. FCX follows SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires recording the fair value of an asset retirement obligation associated with tangible long-lived assets in the period incurred. Retirement obligations associated with long-lived assets included within the scope of SFAS No. 143 are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction (see Note 10).

Income Taxes. FCX accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements (see Note 8).

Derivative Instruments. At times FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. FCX accounts for derivatives pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133, as subsequently amended, established accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. See Note 11 for a summary of FCX’s outstanding derivative instruments at December 31, 2006, and a discussion of FCX’s risk management strategies for those designated as hedges.

FCX elected to continue its historical accounting for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133, which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Redeemable preferred stock indexed to commodities was treated as a hedge of future production and was carried at its original issue value. As redemption payments occurred, differences between the carrying value and the payments were recorded as adjustments to revenues. In 2006, FCX made the final redemptions of its preferred stock indexed to commodities. Under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” FCX classified its mandatorily redeemable preferred stock as debt. Dividend payments on FCX’s mandatorily redeemable preferred stock are classified as interest expense (see Notes 5 and 11).

Revenue Recognition. PT Freeport Indonesia’s sales of copper concentrates, which also contain significant quantities of gold and silver, are recognized in revenues when the title to the concentrates is transferred to the buyer (which coincides with the transfer of the risk of loss) at the point the concentrates are moved over the vessel’s rail at PT Freeport Indonesia’s port facility.

Revenues from PT Freeport Indonesia's concentrate sales are recorded based on either 100 percent of a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of royalties, treatment and all refining charges (including price participation, if applicable) and the impact of derivative contracts, including the impact of redemptions of FCX’s mandatorily redeemable preferred stock indexed to commodities (see Notes 5 and 11). Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, PT Freeport Indonesia’s revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of PT Freeport Indonesia’s contracts and vary by customer. Treatment and refining charges represent payments to smelters and refiners and are either fixed or in certain cases vary with the price of copper (referred to as price participation or price sharing).

PT Freeport Indonesia’s concentrate sales agreements, including its sales to Atlantic Copper and PT Smelting, provide for provisional billings based on world metals prices when shipped, primarily using then-current prices on the London Metal Exchange (LME). Final settlement on the copper portion is generally based on the average LME price for a contractually specified future period, generally three months after the month of arrival at the customer’s facility. PT Freeport Indonesia’s concentrate sales agreements do not allow for net settlement and always result in physical delivery. Final delivery to customers in Asia generally takes up to 25 days and to customers in Europe generally takes up to 57 days.

Under SFAS No. 133, PT Freeport Indonesia’s sales based on a provisional sales price contain an embedded derivative which is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates at the current spot LME price. PT Freeport Indonesia applies the normal purchase and sale exception allowed by SFAS No. 133 to the host contract in its concentrate sales agreements because the sales always result in physical delivery. Revenues based on provisional sales prices totaled $1.1 billion at December 31, 2006. The embedded derivative, which does not qualify for hedge accounting, is marked-to-market through earnings each period. At December 31, 2006, FCX had consolidated embedded copper derivatives on 346.4 million pounds recorded at an average price of $2.87 per pound based on forward prices for the expected settlement dates. Final prices on these sales will be established over the next several months pursuant to terms of sales contracts. The impact of fluctuations in the forward prices used for these derivatives through the settlement date is reflected as derivative gains and losses in revenues. A five-cent change in the average price used for these embedded derivatives and realized prices for these sales would have an approximate $17 million impact on FCX’s 2007 consolidated revenues and an approximate $9 million impact on FCX’s 2007 consolidated net income. Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment. At December 31, 2006, FCX had consolidated embedded gold derivatives on 216,800 ounces recorded at an average price of $635.70 per ounce. A $20 change in the average price used for these embedded derivatives and realized prices for these sales would have an approximate $4 million impact on FCX’s 2007 consolidated revenues and an approximate $2 million impact on FCX’s 2007 consolidated net income. During 2006, 2005 and 2004, the maximum net price adjustment to revenues after initial recognition was 17 percent for copper revenues and three percent for gold revenues.

PT Freeport Indonesia pays royalties under a Contract of Work (see Note 10). The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport

Indonesia’s milling facilities operate above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of Work royalty rates. Therefore, PT Freeport Indonesia’s royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates. The combined royalties, including the additional royalties, which became effective January 1, 1999, totaled $126.0 million in 2006, $103.7 million in 2005 and $43.5 million in 2004.

Stock-Based Compensation. As of December 31, 2006, FCX has four stock-based employee compensation plans and two stock-based director compensation plans. Prior to January 1, 2006, FCX accounted for options granted under all of its plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” APB Opinion No. 25 required compensation cost for stock options to be recognized based on the difference on the date of grant, if any, between the quoted market price of the stock and the amount an employee must pay to acquire the stock (i.e., the intrinsic value). Because all the plans require that the option exercise price be at least the market price on the date of grant, FCX recognized no compensation cost on the grant or exercise of its employees’ options through December 31, 2005. Prior to 2007, FCX defined the market price as the average of the high and low price of FCX common stock on the date of grant. Effective January 2007, in response to new Securities and Exchange Commission disclosure rules, FCX now defines the market price for future grants as the closing price of FCX common stock on the date of grant. Other awards under the plans did result in compensation costs being recognized in earnings based on the projected intrinsic value for restricted stock units to be granted in lieu of cash compensation, the intrinsic value on the date of grant for other restricted stock units and the intrinsic value on the reporting or exercise date for cash-settled stock appreciation rights (SARs).

Effective January 1, 2006, FCX adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” or “SFAS No. 123R,” using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation costs for all stock option awards granted to employees prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation costs for all stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In addition, other stock-based awards charged to expense under SFAS No. 123 continue to be charged to expense under SFAS No. 123R. These include restricted stock units and SARs. Results for prior years have not been restated. FCX has elected to recognize compensation costs for awards that vest over several years on a straight-line basis over the vesting period. FCX’s stock option awards provide for employees to receive the next year’s vesting after an employee retires. For awards granted after January 1, 2006, to retirement-eligible employees, FCX records one year of amortization of the awards’ value on the date of grant. Certain restricted stock units are performance-based awards with accelerated vesting upon retirement. Therefore, in accordance with SFAS No. 123R and consistent with prior years’ accounting, FCX recognizes the compensation cost for restricted stock units granted to retirement-eligible employees in the period during which the employee performs the service related to the grant. The services are performed in the calendar year preceding the date of grant. In addition, prior to adoption of SFAS No. 123R, FCX recognized forfeitures as they occurred in its SFAS No. 123 pro forma disclosures. Beginning January 1, 2006, FCX includes estimated forfeitures in its compensation cost and updates the estimated forfeiture rate through the final vesting date of the awards.

As a result of adopting SFAS No. 123R on January 1, 2006, FCX’s income before income taxes and minority interests for the year ended December 31, 2006, was $27.8 million lower and net income was $16.1 million ($0.08 per basic share and $0.07 per diluted share) lower than if it had continued to account for stock-based compensation under APB Opinion No. 25.

Prior to the adoption of SFAS No. 123R, FCX presented all tax benefits resulting from the exercise of stock options as operating cash flows in its Consolidated Statements of Cash Flows. SFAS No. 123R requires the cash flows generated by tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $20.8 million excess tax benefit classified as a financing cash inflow in the Consolidated Statements of Cash Flows for the year ended December 31, 2006, would have been classified as an operating cash inflow if FCX had not adopted SFAS No. 123R.

The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 and 2004, if FCX had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards granted under FCX’s stock-based compensation plans (in thousands, except per share amounts):

	2005	2004
Net income applicable to common stock, as reported	$934,627	$156,776
Add: Stock-based employee compensation expense
included in reported net income for stock option
conversions, SARs and restricted stock units,
net of taxes and minority interests	12,973	4,809
Deduct: Total stock-based employee compensation
expense determined under fair value-based method
for all awards, net of taxes and minority interests	(25,514)	(10,049)
Pro forma net income applicable to common stock	$922,086	$151,536

Earnings per share:
Basic - as reported	$5.18	$0.86
Basic - pro forma	$5.12	$0.83

Diluted - as reported	$4.67	$0.85
Diluted - pro forma	$4.64	$0.80

For the pro forma computations, the values of option grants were calculated on the dates of grant using the Black-Scholes-Merton option pricing model and amortized to expense on a straight-line basis over the options’ vesting periods. No other discounts or restrictions related to vesting or the likelihood of vesting of stock options were applied. The following table summarizes the calculated average fair values and weighted-average assumptions used to determine the fair value of FCX’s stock option grants under SFAS No. 123 during the years ended December 31, 2005 and 2004.

	2005	2004
Fair value per stock option	$13.97	$15.15
Risk-free interest rate	3.9%	3.7%
Expected volatility rate	46%	49%
Expected life of options (in years)	6	6
Assumed annual dividend	$1.00	$0.80

Defined Benefit Pension and Other Postretirement Plans. On December 31, 2006, FCX adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R” (see Note 9). SFAS No. 158 represents the completion of the first phase of FASB’s postretirement benefits accounting project and requires an entity to:

•	Recognize in its statements of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status,
•	Measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and
•	Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.

SFAS No. 158 does not change the manner of determining the amount of net periodic benefit cost included in net income or address the various measurement issues associated with postretirement benefit plan accounting. The provisions of SFAS No. 158 regarding the change of the measurement date of postretirement benefit plans are not applicable as FCX already uses a measurement date of December 31 for its plans.

SFAS No. 158 required FCX to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its postretirement benefit plans in the December 31, 2006, balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, “Employers’ Accounting for Pensions,” all of which were previously netted against the plan’s funded status in FCX’s balance sheet pursuant to the provisions of SFAS No. 87 and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” These amounts will be subsequently recognized as net periodic pension cost pursuant to FCX’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158. The impact of adopting SFAS No. 158 on individual line items in FCX’s December 31, 2006, balance sheet is as follows (in thousands):

	Before Applying		After Applying
	SFAS No. 158	Adjustments	SFAS No. 158
Other assets	$61,121	$(8,812)	$52,309
Accounts payable and accrued liabilities	518,569	1,643	520,212
Accrued postretirement benefits and other liabilities	274,288	23,627	297,915
Deferred income taxes	807,576	(7,266)	800,310
Minority interests	214,097	(1,069)	213,028
Accumulated other comprehensive (loss) income	5,893	(25,747)	(19,854)

Foreign Currencies. Transaction gains and losses associated with Atlantic Copper’s euro-denominated and PT Freeport Indonesia’s rupiah-denominated monetary assets and liabilities are included in net income. Atlantic Copper’s euro-denominated net monetary liabilities totaled $90.1 million at December 31, 2006, based on an exchange rate of $1.32 per euro. Excluding hedging amounts, net Atlantic Copper foreign currency transaction gains (losses) totaled $(2.3) million in 2006, $5.8 million in 2005 and $(1.6) million in 2004. PT Freeport Indonesia’s rupiah-denominated net monetary liabilities totaled $3.3 million at December 31, 2006, based on an exchange rate of 8,989 rupiah to one U.S. dollar. Excluding hedging amounts, net PT Freeport Indonesia foreign currency transaction losses totaled $0.9 million in 2006, $0.4 million in 2005 and $0.7 million in 2004.

Comprehensive Income. FCX follows SFAS No. 130, “Reporting Comprehensive Income,” for the reporting and display of comprehensive income (net income plus other comprehensive income, or all other changes in net assets from nonowner sources) and its components. FCX’s comprehensive income for 2006, 2005 and 2004 follows (in thousands):

	2006	2005	2004
Net income	$1,456,509	$995,127	$202,267
Other comprehensive income (loss):
Change in unrealized derivatives’ fair value, net
of taxes of $(0.8) million for 2006, none for
2005 and $(1.0) million for 2004	(9,477)	(24)	1,226
Reclass to earnings, net of taxes of $1.9 million
for 2006, $0.3 million for 2005 and none for 2004	4,306	(254)	1,448
Minimum pension liability adjustment	315	(315)	-
Adjustment to initially apply SFAS No. 158, net of taxes
of $7.3 million for 2006	(25,747)	-	-
Total comprehensive income	$1,425,906	$994,534	$204,941

Effective January 1996, Atlantic Copper changed its functional currency from the peseta (the Spanish currency at the time) to the U.S. dollar. This change resulted from significant changes in Atlantic Copper’s operations related to a large expansion of its smelting and refining operations financed with U.S. dollar borrowings and the sale of its mining operations that incurred significant peseta-denominated operating costs. Accumulated Other Comprehensive (Loss) Income reported in the Consolidated Statements of Stockholders’ Equity includes $10.2 million for the cumulative foreign currency translation adjustment at Atlantic Copper prior to changing its functional currency, for which there is no tax effect. In accordance with SFAS No. 52, “Foreign Currency Translation,” the currency translation adjustment recorded up through the date of the change in functional currency will only be adjusted in the event of a full or partial disposition of FCX’s investment in Atlantic Copper.

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

	2006	2005	2004
Net income before preferred dividends	$1,456,509	$995,127	$202,267
Preferred dividends	(60,500)	(60,500)	(45,491)
Net income applicable to common stock	1,396,009	934,627	156,776
Plus income impact of assumed conversion of:
5½% Convertible Perpetual Preferred Stock	60,500	60,500	-
7% Convertible Senior Notes	12,737	35,128	-
Diluted net income applicable to common stock	$1,469,246	$1,030,255	$156,776

Weighted-average common shares outstanding	190,730	180,270	182,272
Add:
Shares issuable upon conversion, exercise or vesting of:
5½% Convertible Perpetual Preferred Stock (see Note 7)	22,215	21,196	-
7% Convertible Senior Notes (see Note 5)	6,993	16,784	-
Dilutive stock options (see Note 7)	1,049	1,741	2,197
Restricted stock (see Note 7)	511	479	454
Weighted-average common shares outstanding for
purposes of calculating diluted net income per share	221,498	220,470	184,923

Diluted net income per share of common stock	$6.63	$4.67	$0.85

Outstanding stock options with exercise prices greater than the average market price of FCX’s common stock during the period are excluded from the computation of diluted net income per share of common stock. FCX’s convertible instruments (see Notes 5 and 7) are also excluded when including the conversion of these instruments increases reported diluted net income per share. A recap of the excluded amounts follows (in thousands, except exercise prices):

	2006	2005	2004
Weighted-average options	923	1,367	-
Weighted-average exercise price	$63.77	$36.99	-

Dividends on 5½% Convertible Perpetual Preferred Stock[a]	-	-	$45,491
Weighted-average shares issuable upon conversion[a]	-	-	15,632

Interest on 7% Convertible Senior Notes	-	-	$41,430	[b]
Weighted-average shares issuable upon conversion	-	-	18,625

Interest on 8¼% Convertible Senior Notes	N/A	N/A	$3,829	[b,c]
Weighted-average shares issuable upon conversion	N/A	N/A	3,073	[c]

a.	FCX’s 5½% Convertible Perpetual Preferred Stock was issued on March 30, 2004 (see Note 7).
b.	Amounts are net of the effective U.S. federal alternative minimum tax rate of two percent.
c.
51.5 percent of FCX’s 8¼% Convertible Senior Notes converted to FCX common stock in August 2003. In January 2004, approximately 37 percent converted to FCX common stock and the remaining notes converted to FCX common stock in July 2004 (see Note 5).

New Accounting Standards. Accounting for Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the first fiscal year beginning after December 15, 2006. FCX is continuing to review the provisions of FIN 48, but at this time does not expect adoption to have a material impact on its financial statements.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. In many of its pronouncements, the FASB has previously concluded that fair value information is relevant to the users of financial statements and has required (or permitted) fair value as a measurement objective. However, prior to the issuance of this statement, there was limited guidance for applying the fair value measurement objective in GAAP. This statement does not require any new fair value measurements in GAAP. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption allowed. FCX is still reviewing the provisions of SFAS No. 157 and has not determined the impact of adoption.

NOTE 2. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES WITH RIO TINTO
Ownership in Subsidiaries. FCX’s direct ownership in PT Freeport Indonesia totaled 81.3 percent at December 31, 2006 and 2005. PT Indocopper Investama, an Indonesian company, owns 9.4 percent of PT Freeport Indonesia and FCX owns 100 percent of PT Indocopper Investama. In July 2004, FCX received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in the operations, FCX has agreed to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires FCX to divest any portion of its ownership in PT Freeport Indonesia or PT Indocopper Investama. At December 31, 2006, PT Freeport Indonesia’s net assets totaled $2.3 billion and its retained earnings totaled $2.1 billion. As of December 31, 2006, FCX has no outstanding loans to PT Freeport Indonesia.

Substantially all of PT Freeport Indonesia’s assets are located in Indonesia. During 2006, the Indonesian economy posted economic gains and reflected reduced inflation rates. The Indonesian currency, the rupiah, also posted gains against the U.S. dollar during 2006. Indonesia continues to face political, economic and social uncertainties, including separatist movements and civil and religious strife in a number of provinces.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2006, FCX’s net investment in Atlantic Copper totaled $170.0 million, FCX had a $189.5 million loan outstanding to Atlantic Copper and Atlantic Copper’s debt under financing arrangements that are nonrecourse to FCX totaled $5.6 million. Atlantic Copper is not expected to pay dividends in the near future. Under the terms of its concentrate sales agreements with Atlantic Copper, PT Freeport Indonesia had outstanding trade receivables from Atlantic Copper totaling $230.2 million at December 31, 2006. FCX made cash capital contributions to Atlantic Copper totaling $202.0 million in 2004. These transactions had no impact on FCX’s consolidated financial statements.

FCX owns 100 percent of FM Services Company. FM Services Company provides certain administrative, financial and other services on a cost-reimbursement basis to FCX and provides similar services to two other public companies under management services agreements with fixed fee terms plus reimbursements for special projects and out-of-pocket expenses. The costs billed to FCX and PT Freeport Indonesia, which include related overhead, totaled $59.9 million in 2006, $47.2 million in 2005 and $34.6 million in 2004. Management believes these costs do not differ materially from the costs that would have been incurred had the relevant personnel providing these services been employed directly by FCX. The amounts FM Services Company billed to the two other public companies totaled $5.6 million during 2006, $5.6 million during 2005 and $4.3 million during 2004.

In July 2003, FCX acquired the 85.7 percent ownership interest in Puncakjaya Power owned by affiliates of Duke Energy Corporation for $68.1 million cash, net of $9.9 million of cash acquired. Puncakjaya Power is the owner of assets supplying power to PT Freeport Indonesia’s operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. In March 2005, FCX prepaid $187.0 million of bank debt associated with Puncakjaya Power’s operations. At December 31, 2006, FCX had a $105.2 million loan outstanding to Puncakjaya Power, PT Freeport Indonesia had infrastructure asset financing obligations payable to Puncakjaya Power totaling $192.4 million and Puncakjaya Power had a receivable from PT Freeport Indonesia for $247.3 million, including Rio Tinto’s share. FCX consolidates PT Freeport Indonesia and Puncakjaya Power and FCX’s consolidated balance sheet reflects only a $54.6 million receivable ($8.6 million in other accounts receivable and $46.0 million in long-term assets) for Rio Tinto’s share of Puncakjaya Power’s receivable as provided for in FCX’s joint venture agreement with Rio Tinto.

Joint Ventures With Rio Tinto. In March 2004, FCX purchased Rio Tinto’s 23.9 million shares of FCX common stock for $881.9 million (approximately $36.85 per share) with a portion of the proceeds from the sale of the 5½% Convertible Perpetual Preferred Stock (see Note 7). Rio Tinto acquired these shares from FCX’s former parent company in 1995 in connection with the spin-off of FCX as an independent company. FCX and Rio Tinto have established certain unincorporated joint ventures which are not impacted by FCX’s purchase of its shares from Rio Tinto. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia’s Contract of Work and Eastern Minerals’ Contract of Work, and the option to participate in 40 percent of any other future exploration projects in Papua. Under the arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by the PT Freeport Indonesia and Eastern Minerals Contracts of Work. Agreed-upon exploration costs in the joint venture areas are shared 60 percent by FCX and 40 percent by Rio Tinto.

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

NOTE 3. INVENTORIES
The components of inventories follow (in thousands):
		December 31,
		2006	2005
PT Freeport Indonesia:	Concentrates - Average cost	$14,658	$14,723
Atlantic Copper:	Concentrates - FIFO	189,060	137,740
	Work in process - FIFO	168,151	144,951
	Finished goods - FIFO	12,318	2,975
Total product inventories		384,187	300,389
Total materials and supplies, net		340,061	264,630
Total inventories		$724,248	$565,019

The average cost method was used to determine the cost of essentially all materials and supplies inventory. Materials and supplies inventory is net of obsolescence reserves totaling $16.4 million at December 31, 2006, and $16.6 million at December 31, 2005.

NOTE 4. PROPERTY, PLANT, EQUIPMENT AND DEVELOPMENT COSTS, NET
The components of net property, plant, equipment and development costs follow (in thousands):

	December 31,
	2006	2005
Development and other	$1,537,733	$1,517,731
Buildings and infrastructure	1,501,232	1,500,337
Machinery and equipment	2,261,616	2,236,565
Mobile equipment	757,103	764,637
Construction in progress	161,633	70,563
Property, plant, equipment and development costs	6,219,317	6,089,833
Accumulated depreciation and amortization	(3,120,815)	(3,000,902)
Property, plant, equipment and development costs, net	$3,098,502	$3,088,931

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

NOTE 5. LONG-TERM DEBT
	December 31,
	2006	2005
	(In Thousands)
Senior Notes:
6⅞% Senior Notes due 2014	$340,295	$340,295
10⅛% Senior Notes due 2010	272,430	283,895
7% Convertible Senior Notes due 2011	7,071	323,667
7.20% Senior Notes due 2026	175	175
7.50% Senior Notes due 2006	-	55,404
Redeemable Preferred Stock:
Gold-Denominated Preferred Stock, Series II	-	167,379
Silver-Denominated Preferred Stock	-	12,501
Notes Payable:
Equipment capital leases, average rate 7.8% in 2006 and 6.0% in 2005	54,258	67,217
Atlantic Copper facility, average rate 7.3% in 2006 and 5.5% in 2005	40	3
Other notes payable and short-term borrowings	5,846	5,412
Total debt	680,115	1,255,948
Less current portion of long-term debt and short-term borrowings	(19,116)	(253,350)
Long-term debt	$660,999	$1,002,598

Senior Notes. In February 2004, FCX sold $350 million of 6⅞% Senior Notes due 2014 for net proceeds of $344.4 million. Interest on the notes is payable semiannually on February 1 and August 1. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2009, and afterwards at stated redemption prices. The indenture governing the notes contains certain restrictions, including restrictions on incurring debt, creating liens, selling assets, entering into certain transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. During 2004, FCX purchased in open market transactions $9.7 million of its 6⅞% Senior Notes, resulting in a net gain of $0.8 million recorded as a reduction to losses on early extinguishment and conversion of debt.

In January 2003, FCX sold $500 million of 10⅛% Senior Notes due 2010 for net proceeds of $487.3 million. Interest on the notes is payable semiannually on February 1 and August 1. FCX may redeem some or all of the notes at its option at a make-whole redemption price prior to February 1, 2007, and afterwards at stated redemption prices. In 2005, FCX purchased in open market transactions $216.1 million of these notes and recorded charges of $26.9 million, $16.9 million to net income or $0.08 per diluted share, as a result of these transactions. In 2006, FCX purchased in an open market transaction $11.5 million of these notes for $12.4 million and recorded charges of $1.1 million, $0.7 million to net income or less than $0.01 per diluted share, as a result of this transaction. The indenture governing the notes contains restrictions and limitations on incurring debt, creating liens, entering into sale leaseback transactions, taking actions to limit distributions from certain subsidiaries, selling assets, entering into certain transactions with affiliates, paying cash dividends on common stock, repurchasing or redeeming common or preferred equity, prepaying subordinated debt and making investments. The notes are unsecured.

In February 2003, FCX sold $575 million of 7% Convertible Senior Notes due 2011 for net proceeds of $559.1 million. Interest on the notes is payable semiannually on March 1 and September 1. The notes were initially convertible, at the option of the holder, at any time on or prior to maturity into shares of FCX’s common stock at a conversion price of $30.87 per share, which was equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. The conversion rate is adjustable when dividends over a twelve-month period exceed a certain threshold. As a result of FCX’s cumulative twelve-month dividends through February 2007, the conversion price was adjusted to $30.16 per share, which is equal to a conversion rate of approximately 33.16 shares of common stock per $1,000 principal amount of notes. In 2005, FCX privately negotiated transactions to induce conversion of $251.3 million of these notes into 8.1 million shares of FCX common stock. FCX recorded charges of $25.2 million, $23.3 million to net income or $0.11 per diluted share, net of related reduction of interest expense, in 2005 as a result of these transactions. In 2006, FCX completed a tender offer and privately negotiated transactions to induce conversions of $316.6 million of these notes into 10.3 million shares of FCX common stock. FCX recorded charges of $30.9 million, $29.6 million to net income or $0.13 per diluted share, net of related reduction of interest expense, in 2006 as a result of these transactions. The notes are unsecured.

In April 2003, FCX completed tender offers for its 7.50% Senior Notes due 2006 and its 7.20% Senior Notes due 2026. Of the total $450 million outstanding at December 31, 2002, notes with a face amount of $234.0 million were tendered for $239.0 million cash. FCX recorded a charge of $6.6 million, $4.8 million to net income or $0.03 per diluted share, to losses on early extinguishments of debt in 2003. In July 2003, FCX purchased an additional $76.0 million face amount of its 7.20% Senior Notes for $77.2 million, and recorded a charge to losses on early extinguishment of debt of $1.3 million, $0.9 million to net income or less than $0.01 per diluted share. In October 2003, holders of $68.9 million of 7.20% Senior Notes elected early repayment as permitted under their terms. In 2005, FCX purchased in open market transactions $4.4 million of its 7.20% Senior Notes and $11.1 million of its 7.50% Senior Notes. FCX recorded charges of $0.1 million, less than $0.1 million to net income or less than $0.01 per diluted share, in 2005 as a result of these transactions. On the maturity date in November 2006, FCX paid the outstanding $55.4 million balance of its 7.50% Senior Notes.

During the first quarter of 2004, FCX completed a tender offer and privately negotiated transactions for a portion of its remaining 8¼% Convertible Senior Notes due 2006 resulting in the early conversion of $226.1 million of notes into 15.8 million shares of FCX common stock. FCX recorded charges of $4.5 million, $4.4 million to net income or $0.02 per diluted share, net of related reduction of interest expense, in the first quarter of 2004 in connection with these conversions. In June 2004, the remaining $66.5 million of notes were called for redemption on July 31, 2004. During July 2004, all of these notes were converted into 4.7 million shares of FCX’s common stock. As of July 31, 2004, all of the 8¼% Convertible Notes, which totaled $603.8 million at issuance in 2001, had been converted into 42.2 million shares of FCX common stock.

Redeemable Preferred Stock. As discussed in Note 1, pursuant to SFAS No. 150, mandatorily redeemable preferred stock is classified as debt.

At December 31, 2005, FCX had outstanding 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series II totaling $167.4 million. These depositary shares traded on the New York Stock Exchange (NYSE) under the symbol “FCX PrC.” Each depositary share had a cumulative quarterly cash dividend equal to the value of 0.0008125 ounce of gold and was redeemed in February 2006 for the cash value of 0.1 ounce of gold ($236.4 million). The mandatory redemption resulted in a $167.4 million decrease in debt and a loss recognized in 2006 revenues of $69.0 million, $36.6 million to net income or $0.17 per diluted share.

At December 31, 2005, FCX had outstanding 4.8 million depositary shares representing 14,875 shares of its Silver-Denominated Preferred Stock totaling $12.5 million. These depositary shares traded on the NYSE under the symbol “FCX PrD.” Each depositary share had a cumulative quarterly cash dividend equal to the value of 0.0051563 ounce of silver. On August 1, 2006, FCX funded the last of eight scheduled annual redemption payments on its Silver-Denominated Preferred Stock for $25.8 million, resulting in a $12.5 million decrease in debt. The mandatory redemptions also resulted in losses recognized in revenues, totaling $13.3 million in 2006, $5.0 million in 2005 and $1.4 million in 2004.

Notes Payable. PT Freeport Indonesia had capital leases with a vendor totaling $54.3 million at December 31, 2006, and $67.2 million at December 31, 2005. Interest rates on the leases are variable.

Atlantic Copper has a variable-rate project loan (the Atlantic Copper facility). In February 2004, FCX used a portion of the proceeds from the sale of the 6⅞% Senior Notes (see above) to repay $162.4 million of Atlantic Copper’s borrowings and to refinance certain other FCX debt maturities. Atlantic Copper recorded a $3.7 million charge for losses on early extinguishment of debt for repayment of certain of its debt. As of December 31, 2006, the variable-rate project loan, nonrecourse to FCX, consisted of a $44.0 million working capital revolver that matures in December 2007. The Atlantic Copper facility restricts other borrowings and borrowings under the facility are secured by certain Atlantic Copper receivables and inventory.

In July 2006, FCX and PT Freeport Indonesia entered into an amended credit agreement for a $465 million revolving credit facility to refinance its previous $195 million facility that was scheduled to mature in September 2006. The new facility, which can be expanded to up to $500 million with additional lender commitments, matures in 2009 and no amounts were outstanding under the facility at December 31, 2006 and 2005. The facility sets limitations on liens and limitations on transactions with affiliates, and requires that certain financial ratios be maintained. The credit facility allows common stock dividends, common stock purchases and investments as long as availability under the facility plus available cash exceeds $250 million or otherwise as long as certain other thresholds are exceeded. Security for obligations outstanding under the credit facility includes over 90 percent of PT Freeport Indonesia’s assets, 50.1 percent of the outstanding stock of PT Freeport Indonesia, the outstanding stock of PT Indocopper Investama owned by FCX, and a pledge of PT Freeport Indonesia’s rights under its Contract of Work (see Note 10). PT Freeport Indonesia and FCX guarantee each other’s obligations under the credit facility.

Maturities and Capitalized Interest. Maturities of debt instruments based on the amounts and terms outstanding at December 31, 2006, totaled $19.1 million in 2007, $13.5 million in 2008, $13.5 million in 2009, $282.6 million in 2010, $10.9 million in 2011 and $340.5 million thereafter. Capitalized interest totaled $10.8 million in 2006, $4.1 million in 2005 and $2.9 million in 2004.

NOTE 6. ACCRUED POSTRETIREMENT BENEFITS AND OTHER LIABILITIES
The following is a detail of FCX’s accrued postretirement benefits and other liabilities (in thousands):

	2006	2005
Atlantic Copper contractual obligation to
insurance company (see Note 9)	$69,408	$57,230
Postretirement benefits and long-term incentive
compensation (see Note 9)	163,339	115,847
Asset retirement obligations (see Note 10)	30,243	26,616
Reserve for non-income taxes (see Note 10)	22,348	19,103
Other long-term liabilities and reserves	12,577	11,820
Total accrued postretirement benefits and other liabilities	$297,915	$230,616

NOTE 7. STOCKHOLDERS’ EQUITY AND STOCK-BASED COMPENSATION
Common Stock. FCX has 473.6 million authorized shares of capital stock consisting of 423.6 million shares of common stock and 50.0 million shares of preferred stock. At the 2002 annual stockholder meeting, FCX’s stockholders approved the conversion of each outstanding share of Class A common stock into one share of Class B common stock. FCX now has only one class of common stock. The conversion created a new measurement date for FCX’s Class A stock options that were converted to Class B stock options. Under accounting rules followed by FCX for stock-based compensation prior to January 1, 2006, the in-the-money value of these stock options on the new measurement date ($8.8 million) was charged to earnings over the remaining vesting period of the options. The related charge to general and administrative expenses totaled $2.1 million in 2005 and $2.1 million in 2004.

In 2003, FCX’s Board of Directors approved a new open market share purchase program for up to 20 million shares, which replaced FCX’s previous program. Under this new program, FCX acquired 2.0 million shares for $99.8 million ($49.94 per share average) in 2006, 2.4 million shares for $80.2 million ($33.83 per share average) in 2005 and 3.4 million shares for $99.5 million ($29.39 per share average) in 2004. As of February 12, 2007, 12.2 million shares remain available under this program. The timing of future purchases of FCX’s common stock is dependent upon a number of factors including the price of FCX’s common shares, FCX’s cash flow and financial position, copper and gold prices and general economic and market conditions.

Preferred Stock. In March 2004, FCX sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for $1.1 billion for net proceeds of $1.067 billion. Each share of preferred stock was initially convertible into 18.8019 shares of FCX common stock, equivalent to a conversion price of approximately $53.19 per common share. The conversion rate is adjustable upon the occurrence of certain events, including any quarter that FCX’s common stock dividend exceeds $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through February 2007, each share of preferred stock is now convertible into 21.1568 shares of FCX common stock, equivalent to a conversion price of approximately $47.27 per common share. Beginning March 30, 2009, FCX may redeem shares of the preferred stock by paying cash, FCX common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if FCX’s common stock price has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. FCX used a portion of the proceeds from the sale to purchase 23.9 million shares of FCX common stock owned by Rio Tinto for $881.9 million (approximately $36.85 per share) and used the remainder for general corporate purposes. Rio Tinto no longer owns an equity interest in FCX; however, it is still PT Freeport Indonesia’s joint venture partner (see Note 2).

Stock Award Plans. FCX currently has six stock-based compensation plans and all are stockholder approved. As of December 31, 2006, only four of the plans, which are discussed below, have awards available for grant.

FCX’s 1999 Stock Incentive Plan (the 1999 Plan) and 2003 Stock Incentive Plan (the 2003 Plan) provide for the issuance of stock options, SARs, restricted stock units and other stock-based awards. Each plan allows FCX to grant awards for up to 8.0 million common shares to eligible participants. In May 2004, FCX’s stockholders approved the 2004 Director Compensation Plan (the 2004 Plan). The 2004 Plan authorizes awards of options and restricted stock units for up to 1.0 million shares and the one-time grant of 66,882 SARs. In May 2006, FCX’s stockholders approved the 2006 Stock Incentive Plan (the 2006 Plan). The 2006 Plan provides for the issuance of stock options, SARs, restricted stock units and other stock-based awards. The 2006 Plan allows FCX to grant awards for up to 12.0 million common shares to eligible participants.

Awards granted under all of the plans generally expire 10 years after the date of grant and vest in 25 percent annual increments beginning one year from the date of grant. The plans provide for employees to receive the following year’s vesting after retirement and provide for accelerated vesting if there is a change in control (as defined in the plans). Awards for 12.0 million shares under the 2006 Plan, 0.5 million shares under the 2004 Plan, 1.1 million shares under the 2003 Plan and 0.1 million shares under the 1999 Plan were available for new grants as of December 31, 2006.

FCX also has a restricted stock program that allows FCX senior executives to elect to receive restricted stock units under each plan in lieu of all or part of their cash incentive compensation. Restricted stock unit grants vest over three years and are valued on the date of grant at 50 percent above the cash incentive compensation that the employee elects to replace. Dividends on restricted stock units accrue and are subject to the awards vesting. Stock option and SAR awards do not receive dividends.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards is shown below (in thousands). FCX did not capitalize any stock-based compensation costs to fixed assets during the periods presented.

	2006	2005	2004
Stock options awarded to employees (including directors)	$27,781	$2,056 [a]	$2,121 [a]
Stock options awarded to nonemployees	2,684	1,123	1,730
Restricted stock units in lieu of cash awards	23,587	17,536	1,311
Restricted stock units awarded to directors	1,391	453	180
Stock appreciation rights	1,222	2,333	(218)
Total stock-based compensation cost[b]	56,665	23,501	5,124
Tax benefit	(20,375)	(7,240)	(383)
Minority interest share	(3,008)	(1,077)	(57)
Impact on net income	$33,282	$15,184	$4,684

a.	Represents amortization of the intrinsic value of FCX’s Class A stock options that were converted to Class B stock options in 2002.
b.
Amounts are before Rio Tinto’s share of the cost of employee exercises of in-the-money stock options which decreased consolidated general and administrative expenses by $6.5 million in 2006, $9.2 million in 2005 and $7.0 million in 2004.

Options and SARs. A summary of options outstanding as of December 31, 2006, including 142,593 SARs, and changes during the year ended December 31, 2006, follow:

			Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
	Number of	Average	Contractual	Value
	Options	Option Price	Term (years)	($000)
Balance at January 1	7,355,612	$31.43
Granted	1,126,250	62.88
Exercised	(2,614,273)	26.51
Expired/Forfeited	(65,873)	39.12
Balance at December 31	5,801,716	39.70	7.83	$101,077

Vested and exercisable at December 31	593,138	22.55	5.28	$19,685

Summaries of options outstanding, including SARs, and changes during the years ended December 31, 2005, and December 31, 2004, follow:

	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	Option	of	Option
	Options	Price	Options	Price
Balance at January 1	6,866,805	$23.20	10,327,745	$19.38
Granted	4,490,750	37.03	1,472,399	34.74
Exercised	(3,838,554)	23.24	(4,581,273)	18.42
Expired/Forfeited	(163,389)	31.51	(352,066)	21.65
Balance at December 31	7,355,612	31.43	6,866,805	23.20

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX’s stock and historical volatility of FCX’s stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life of the options. When appropriate, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated as the annual dividend (excludes supplemental dividends) at the date of grant divided by the average stock price for the one-year period preceding the grant date. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option at the grant date. The assumptions used to value stock option awards during the year ended December 31, 2006, are noted in the following table.

Expected volatility	33.3%-42.2%
Weighted-average volatility	37.7%
Expected life of options (in years)	4.0
Expected dividend rate	2.9%
Risk-free interest rate	4.4%

The average grant-date fair value of options granted during 2006 was $17.67 per option. The total intrinsic value of options exercised during 2006 was $96.1 million. As of December 31, 2006, FCX had $46.0 million of total unrecognized compensation cost related to unvested stock options expected to be recognized over a weighted-average period of 1.1 years.

The following table includes amounts related to exercises of stock options and SARs and vesting of restricted stock units during 2006 (in millions, except shares tendered):

FCX shares tendered to pay the exercise price
and/or the minimum required taxes[a]	809,926
Cash received from stock option exercises	$36.8
Actual tax benefit realized for the tax deductions
from stock option exercises	$30.9
Amounts FCX paid for employee taxes related
to stock option exercises	$21.5
Amounts FCX paid for exercised SARs	$2.1

a.
Under terms of the related plans, upon exercise of stock options and vesting of restricted stock units, employees may tender FCX shares to FCX to pay the exercise price and/or the minimum required taxes.

Restricted Stock Units. As discussed above, FCX has a restricted stock program that allows FCX senior executives to elect to receive restricted stock units in lieu of all or part of their annual cash incentive compensation. The annual cash incentive is a function of FCX’s consolidated operating cash flows for the preceding year. These awards of restricted stock units are considered performance-based awards. To compensate for certain restrictions and the risk of forfeiture, the restricted stock units are awarded at a 50 percent premium to the market value on the date of grant. The awards vest ratably over three years and vesting accelerates upon retirement. For retirement-eligible executives, the fair value of the restricted stock units is estimated based on projected operating cash flows for the year and is charged to expense ratably over the year the cash flows are generated.

FCX grants restricted stock units to its directors under the 2004 Plan. The restricted stock units vest over four years. The fair value of the restricted stock units is amortized over the four-year vesting period or the period until the director becomes retirement-eligible, whichever is shorter. Upon a director’s retirement, all unvested restricted stock units immediately vest. For retirement-eligible directors, the fair value of restricted stock units is recognized on the date of grant.

FCX granted 354,677 restricted stock units in 2006. A summary of outstanding unvested restricted stock units as of December 31, 2006, and activity during the year ended ended December 31, 2006, is presented below:

		Weighted
		Average	Aggregate
	Number of	Remaining	Intrinsic
	Restricted	Contractual	Value
	Stock Units	Term (years)	($000)
Balance at January 1	317,258
Granted	354,677
Vested	(140,362)
Forfeited	-
Balance at December 31	531,573	1.73	$29,625

The grant-date fair value of restricted stock units granted to FCX senior executives during the year ended December 31, 2006, was $21.2 million. Because this is a performance-based award and the requisite service period under SFAS No. 123R is considered to be the calendar year prior to the grant date, the entire value of this award on the date of grant was charged to expense during the calendar year prior to the date of grant.

The total grant-date fair value of restricted stock units granted to FCX directors during the year ended December 31, 2006, was $1.2 million. The total intrinsic value of restricted stock units vesting during the year ended December 31, 2006, was $8.7 million. As of December 31, 2006, FCX had $1.0 million of total unrecognized compensation cost related to unvested restricted stock units expected to be recognized over a weighted-average period of 1.1 years.

NOTE 8. INCOME TAXES
The components of FCX’s deferred taxes follow (in thousands):

	December 31,
	2006	2005
Deferred tax asset:
Foreign tax credits	$744,858	$583,884
Atlantic Copper net operating loss carryforwards	90,355	127,544
U.S. alternative minimum tax credits	90,380	90,380
Intercompany profit elimination	70,601	84,010
Deferred compensation	42,947	30,101
Valuation allowance	(925,593)	(801,808)
Total deferred tax asset	113,548	114,111

Deferred tax liability:
Property, plant, equipment and development costs	(723,059)	(708,221)
Undistributed earnings in PT Freeport Indonesia and
Puncakjaya Power	(183,848)	(188,931)
Deferred mining costs	-	(99,874)
Other	(6,951)	(19,471)
Total deferred tax liability	(913,858)	(1,016,497)
Net deferred tax liability	$(800,310)	$(902,386)

FCX has provided a valuation allowance equal to its tax credit carryforwards ($835.2 million at December 31, 2006, and $674.3 million at December 31, 2005) as these would only be used should FCX be required to pay regular U.S. tax, which is considered unlikely for the foreseeable future and because the foreign tax credits expire after 10 years. Atlantic Copper is subject to taxation in Spain and is not expected to generate taxable income in the foreseeable future. FCX has provided a valuation allowance equal to the future tax benefits resulting from Atlantic Copper’s net operating losses totaling $301.1 million at December 31, 2006, and $364.4 million at December 31, 2005, which expire through the year 2020. Tax laws enacted in Spain during 2006 will reduce corporate tax rates to 30 percent. The deferred tax asset for Atlantic Copper’s net operating loss carryfowards and the related valuation allowance were adjusted at December 31, 2006, to reflect the change in Spanish tax rates.

PT Freeport Indonesia’s Indonesian income tax returns prior to 2002 have been audited or are no longer subject to review by the Indonesian tax authorities. FCX’s provision for income taxes consists of the following (in thousands):

	2006	2005	2004
Current income taxes (benefits):
Indonesian	$1,035,543	$831,566	$236,836
United States and other	(257)	1,923	7,049
	1,035,286	833,489	243,885
Deferred Indonesian income taxes	165,889	81,579	86,795
Provision for income taxes per income statements	$1,201,175	$915,068	$330,680

Differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded follow (dollars in thousands):

	2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes computed at the
contractual Indonesian tax rate	$989,055	35%	$712,928	35%	$201,034	35%
Indonesian withholding tax on:
Earnings/dividends	167,614	6	134,776	7	47,347	8
Interest	132	-	923	-	1,120	-
Other adjustments:
Parent company costs	34,228	1	47,372	2	40,435	7
Atlantic Copper net (income) loss	(25,165)	(1)	(6,245)	-	36,186	6
U.S. alternative minimum tax	-	-	-	-	8,200	2
PT Indocopper Investama taxes	47,797	2	36,544	2	3,005	1
Other, net	(12,486)	-	(11,230)	(1)	(6,647)	(1)
Provision for income taxes per
income statements	$1,201,175	43%	$915,068	45%	$330,680	58%

NOTE 9. INVESTMENT IN PT SMELTING AND EMPLOYEE BENEFITS
PT Smelting. PT Smelting, an Indonesian company, operates a smelter/refinery in Gresik, Indonesia. In 2004, PT Smelting increased its stated production capacity of 200,000 metric tons of copper per year to 250,000 metric tons. During 2006, PT Smelting completed an expansion of its production capacity to 275,000 metric tons. PT Freeport Indonesia, Mitsubishi Materials Corporation (Mitsubishi Materials), Mitsubishi Corporation (Mitsubishi) and Nippon Mining & Metals Co., Ltd. (Nippon) own 25 percent, 60.5 percent, 9.5 percent and 5 percent, respectively, of the outstanding PT Smelting common stock. PT Freeport Indonesia provides nearly all of PT Smelting’s copper concentrate requirements. Under the PT Smelting contract, for the first 15 years of PT Smelting’s commercial operations beginning December 1998, the treatment and refining charges on the majority of the concentrate PT Freeport Indonesia provides will not fall below specified minimum rates, subject to renegotiation in 2008. The rate was $0.23 per pound during the period from the commencement of PT Smelting’s operations in 1998 until April 2004, when it declined to a minimum of $0.21 per pound. In December 2003, PT Smelting’s shareholder agreement was amended to eliminate PT Freeport Indonesia’s assignment of its earnings in PT Smelting to support a 13 percent cumulative annual return to Mitsubishi Materials, Mitsubishi and Nippon for the first 20 years of commercial operations. No amounts were paid under this assignment. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $261.8 million at December 31, 2006, and $292.3 million at December 31, 2005.

Pension Plans. During 2000, FCX and FM Services Company elected to terminate their defined benefit pension plans covering substantially all U.S. and certain overseas expatriate employees and replace these plans, with defined contribution plans, as further discussed below. All participants’ account balances in the defined benefit plans were fully vested on June 30, 2000, and interest credits continue to accrue under the plans until the assets are finally liquidated. The final distribution will occur once approved by the Internal Revenue Service and the Pension Benefit Guaranty Corporation. The plans’ investment portfolios were liquidated and invested in primarily short duration fixed-income securities in the fourth quarter of 2000 to reduce exposure to equity market volatility and then to cash and bank deposits in late 2006 in anticipation of liquidating the plans. All of the FCX plan assets shown in the table below relate to these two plans and the unfunded liability totaled $3.6 million at December 31, 2006.

In February 2004, FCX established an unfunded Supplemental Executive Retirement Plan (SERP) for its two most senior executive officers. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity or an equivalent lump sum. The annuity will equal a percentage of the executive’s highest average compensation for any consecutive three-year period during the five years immediately preceding the earlier of the executive’s retirement or completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits due under FCX’s cash-balance pension plan and all other benefit plans sponsored by FCX or any other predecessor employer. Unrecognized prior service cost at inception of the SERP totaled $18.9 million ($8.3 million as of December 31, 2006) and is being amortized over the five-year term of the executive officers’ current employment agreements. FCX also has an unfunded pension plan for its directors and an excess benefits plan for its executives.

PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 8,989 rupiah to one U.S. dollar on December 31, 2006, and 9,825 rupiah to one U.S. dollar on December 31, 2005. Indonesian labor laws enacted in 2003, which replace labor laws enacted in 2001, require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee’s years of service. PT Freeport Indonesia’s pension benefit disclosures include benefits related to this law.

Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. Amended Spanish legislation required that Atlantic Copper begin funding its contractual obligation to the retired employees through a third party in November 2002. In August 2002, Atlantic Copper complied with the amended Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. The insurance company invests the plan assets in accordance with Spanish regulations and Atlantic Copper has no control over these investments. Atlantic Copper is amortizing the unrecognized net actuarial loss over the remaining 10-year funding period.

Information as of December 31, 2006 and 2005, on the FCX (including FM Services Company’s plan, FCX’s SERP, director and excess benefits plans), PT Freeport Indonesia and Atlantic Copper plans follows (dollars in thousands):

	FCX (U.S. and expatriate employees)		PT Freeport Indonesia (Indonesian employees)		Atlantic Copper (Spanish retirees)
	2006	2005	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$(49,972)	$(47,563)	$(40,261)	$(40,888)	$(75,507)	$(87,499)
Service cost	(200)	(701)	(3,816)	(3,546)	-	-
Interest cost	(2,432)	(2,548)	(4,943)	(3,704)	(4,653)	(4,708)
Actuarial gains (losses)	560	(420)	(5,656)	1,918	(556)	(307)
Plan amendments	-	(1,313)	-	-	-	-
Foreign exchange gain (loss)	-	-	(3,903)	2,322	(9,770)	9,343
Benefits paid	2,070	2,573	4,286	3,637	7,704	7,664
Benefit obligation at end of year	(49,974)	(49,972)	(54,293)	(40,261)	(82,782)	(75,507)

Change in plan assets:
Fair value of plan assets at beginning
of year	14,797	16,610	21,945	18,956	11,299	9,840
Actual return on plan assets	405	389	3,149	1,251	-	-
Employer contributions[a]	268	371	6,521	4,512	9,779	9,123
Foreign exchange gain (loss)	-	-	2,143	(820)	-	-
Benefits paid	(2,070)	(2,573)	(3,148)	(1,954)	(7,704)	(7,664)
Fair value of plan assets at end of year	13,400	14,797	30,610	21,945	13,374	11,299

Funded status	$(36,574)	$(35,175)	$(23,683)	$(18,316)	$(69,408)	$(64,208)

Accumulated benefit obligation	$(49,974)	$(49,972)	$(33,483)	$(24,540)	$(82,782)	$(75,507)

Weighted-average assumptions used
to determine benefit obligations
(percent):
Discount rate	4.00	[b]	4.00	[b]	10.50	12.00	6.77	6.77
Rate of compensation increase	N/A	[b]	N/A	[b]	9.00	10.00	N/A	N/A

Weighted-average assumptions to
determine net periodic benefit cost
for the upcoming year (percent):
Discount rate	4.00	[b]	6.00	[b]	10.50	12.00	6.77	6.77
Expected return on plan assets	N/A	[b]	N/A	[b]	10.00	10.00	-	-
Rate of compensation increase	N/A	[b]	N/A	[b]	9.00	10.00	N/A	N/A

Balance sheet classification of
funded status:
Accounts payable and accrued
liabilities	$388		$-		$913	$-	$-	$-
Accrued postretirement benefits
and other liabilities	36,186		35,175		22,770	6,707	69,408	57,230
Total	$36,574		$35,175		$23,683	$6,707	$69,408	$57,230

a.
Employer contributions for 2007 are expected to approximate $7.0 million for the PT Freeport Indonesia plan (based on a December 31, 2006, exchange rate of 8,989 Indonesian rupiah to one U.S. dollar), $9.5 million for the Atlantic Copper plan (based on a December 31, 2006, exchange rate of $1.32 per euro) and none for the FCX plans.

b.	As discussed above, FCX and FM Services Company elected to terminate their defined benefit pension plans and ceased accruing benefits on June 30, 2000. The assumptions shown only relate to the SERP.

The components of net periodic benefit cost for FCX’s pension plans (including the SERP, director plan and excess benefits plan) and FM Services Company’s pension plan, follow (in thousands):

	2006	2005	2004
Service cost	$200	$701	$731
Amortization of prior service cost	4,276	4,199	5,421
Interest cost	2,432	2,548	2,775
Actual return on plan assets	(405)	(389)	(481)
Net periodic benefit cost	$6,503	$7,059	$8,446

The components of net periodic benefit cost for PT Freeport Indonesia’s and Atlantic Copper’s pension plans follow (in thousands):

	PT Freeport Indonesia			Atlantic Copper
	2006	2005	2004	2006	2005	2004
Service cost	$3,816	$3,546	$3,355	$-	$-	$-
Interest cost	4,943	3,704	3,365	4,653	4,708	5,035
Expected return on plan assets	(2,458)	(1,391)	(1,829)	-	-	-
Amortization of prior service cost	945	885	969	-	-	-
Amortization of net actuarial loss	542	703	243	1,377	1,221	1,517
Net periodic benefit cost	$7,788	$7,447	$6,103	$6,030	$5,929	$6,552

Included in accumulated other comprehensive income at December 31, 2006, are the following amounts that have not been recognized in net periodic pension cost: unrecognized transition obligations of $0.5 million ($0.3 million net of tax and minority interest share), unrecognized prior service costs of $13.6 million ($11.3 million net of tax and minority interest share) and unrecognized actuarial losses of $20.9 million ($15.0 million net of tax and minority interest share). The amounts expected to be recognized in net periodic pension cost for 2007 are $0.2 million ($0.1 million net of tax and minority interest share) for transition obligations, $5.0 million ($4.6 million net of tax and minority interest share) for prior service costs and $1.8 million ($1.4 million net of tax and minority interest share) for actuarial losses.

FCX does not expect to have any plan assets returned to it in 2007. The pension plan weighted-average asset allocations for the FCX and PT Freeport Indonesia plans at December 31, 2006 and 2005, follow:

	FCX		PT Freeport Indonesia
	2006	2005	2006	2005
Cash and bank deposits	100%	2%	62%	100%
Debt securities	-	98	38	-
Total	100%	100%	100%	100%

The FCX and FM Services Company pension plans were terminated in 2000 as discussed above. Therefore, the entire asset balance of $13.4 million at December 31, 2006, will be liquidated and any unfunded benefits will be paid after Internal Revenue Service and Pension Benefit Guaranty Corporation approval. The expected benefit payments for FCX’s SERP, director and excess benefits plans total $0.4 million for 2007, $0.4 million for 2008, $17.2 million for 2009, $0.4 million in 2010, $0.4 million in 2011 and $14.3 million for 2012 through 2016. The rupiah-denominated benefit payments that are expected to be paid for PT Freeport Indonesia’s pension plan (based on a December 31, 2006, exchange rate of 8,989 Indonesian rupiah to one U.S. dollar) total $3.0 million in 2007, $8.2 million in 2008, $7.0 million in 2009, $8.8 million in 2010, $6.7 million in 2011 and $43.5 million for 2012 through 2016. Atlantic Copper’s plan is administered by a third-party insurance company and Atlantic Copper is not provided asset allocations or benefit payment projections.

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

	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$(5,644)	$(5,349)
Service cost	(138)	(159)
Interest cost	(238)	(311)
Actuarial gains (losses)	1,344	(1,024)
Plan amendment	-	1,002
Participant contributions	(245)	(155)
Benefits paid	456	352
Benefit obligation at end of year	(4,465)	(5,644)

Change in plan assets:
Fair value of plan assets at beginning of year	-	-
Employer/participant contributions	456	352
Benefits paid	(456)	(352)
Fair value of plan assets at end of year	-	-

Funded status	$(4,465)	$(5,644)

Discount rate assumption (percent)	5.75	5.50

Expected benefit payments for these plans total $0.3 million for 2007, $0.3 million for 2008, $0.3 million for 2009, $0.4 million for 2010, $0.4 million for 2011, and $1.9 million for 2012 through 2016. The components of net periodic benefit cost for FCX’s and FM Services Company’s health care and life insurance benefits follow (in thousands):

	2006	2005	2004
Service cost	$138	$159	$137
Interest cost	238	311	335
Amortization of prior service credit	(187)	(139)	(139)
Amortization of net actuarial loss	-	13	22
Net periodic benefit cost	$189	$344	$355

Included in accumulated other comprehensive income at December 31, 2006, are the following amounts that have not been recognized in net periodic benefit cost: unrecognized prior service credits of $0.8 million ($0.6 million net of tax and minority interest share) and unrecognized actuarial gains of $0.2 million ($0.2 million net of tax and minority interest share). The amount expected to be recognized as a reduction of net periodic benefit cost for 2007 is $0.2 million ($0.2 million net of tax and minority interest share) for prior service credits.

FCX and FM Services Company have employee savings plans under Section 401(k) of the Internal Revenue Code that generally allow eligible employees to contribute up to 50 percent of their pre-tax compensation, but no more than a specified annual limit (currently $15,500) which may be increased by an additional $5,000 for employees who are at least 50 years old. FCX and FM Services Company match 100 percent of the first 5 percent of the employees’ contribution. New plan participants vest 100 percent in FCX’s and FM Services Company’s matching contributions upon three years of service.

During 2000, FCX and FM Services Company also established additional defined contribution plans for substantially all their employees following their decision to terminate their defined benefit pension plans. Under these plans, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee’s pay, depending on a combination of each employee’s age and years of service. For employees whose eligible compensation exceeds certain levels, FCX provides an unfunded defined contribution plan. The balance of this liability totaled $24.2 million on December 31, 2006, and $19.0 million on December 31, 2005. The costs charged to operations for FCX’s and FM Services Company’s employee savings plans and defined contribution plans totaled $7.2 million in 2006, $4.5 million in 2005 and $4.6 million in 2004. FCX and FM Services Company have other employee benefit plans, certain of which are related to FCX’s performance, which costs are recognized currently in general and administrative expense. Atlantic Copper has a defined contribution plan and recorded charges totaling $1.7 million in 2006, $0.4 million in 2005 and $0.5 million in 2004 for annual service costs related to this plan.

During 2004, Atlantic Copper undertook a cost reduction and operational enhancement plan designed to reduce unit costs, including a reduction in workforce, and enhance operational and administrative efficiencies. In connection with implementing this cost reduction and operational enhancement plan, Atlantic Copper submitted a workforce reduction plan to the Spanish Labour Authority and, in December 2004, received approval for this workforce reduction plan. Atlantic Copper recorded a $12.0 million charge in 2004. These charges include $8.1 million in one-time termination benefits for those affected employees eligible for early retirement benefits, $0.8 million in severance payments for those affected employees not eligible for early retirement and $3.1 million for contract termination costs. Atlantic Copper paid $1.4 million of these benefits in December 2004 and paid the balance in the first half of 2005.

NOTE 10. COMMITMENTS AND CONTINGENCIES
Grasberg Open-Pit Slippage Events. On October 9, 2003, a slippage of material occurred in a section of the south wall of the Grasberg open pit, resulting in eight fatalities. On December 12, 2003, a debris flow involving a relatively small amount of loose material occurred in the same section of the open pit resulting in only minor property damage. All material involved in the affected mining areas was removed. The events caused PT Freeport Indonesia to alter its short-term mine sequencing plans and to focus its open-pit operations on accelerating the removal of overburden from the south wall to restore safe access to high-grade ore areas in the pit. In April 2004, PT Freeport Indonesia established safe access and initiated mining in higher-grade ore areas while continuing overburden removal activities. While PT Freeport Indonesia resumed normal milling rates in June 2004, no assurance can be given that similar events will not occur in the future.

PT Freeport Indonesia maintains property damage and business interruption insurance related to its operations. FCX and its insurers entered into an insurance settlement agreement in December 2004 (Settlement Agreement). Under the Settlement Agreement, all claims that arose from the fourth-quarter 2003 slippage and debris flow events in the Grasberg open-pit mine were settled. The insurers agreed to pay an aggregate of $125.0 million in connection with the claims. In 2004, the insurers paid $94.5 million and the remaining $30.5 million was paid in January 2005. After considering its joint venture partner’s interest in the proceeds, PT Freeport Indonesia’s joint venture share of proceeds totaled $95.0 million. As a result of the settlement, FCX recorded an $87.0 million gain on insurance settlement for the business interruption recovery and an $8.0 million gain to production costs for the property loss recovery for a net gain of $48.8 million, after taxes and minority interest sharing, in 2004.

Environmental, Reclamation and Mine Closure. FCX has an environmental policy committing it not only to compliance with federal, state and local environmental statutes and regulations, but also to continuous improvement of its environmental performance at every operational site. FCX believes that its operations are being conducted pursuant to applicable permits and are in compliance in all material respects with applicable environmental laws, rules and regulations. FCX incurred aggregate environmental capital expenditures and other environmental costs, including Rio Tinto’s share, totaling $62.7 million in 2006, $44.0 million in 2005 and $65.1 million in 2004.

The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia’s operations will be determined based on applicable laws and regulations and PT Freeport Indonesia’s assessment of appropriate remedial activities in the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for more than 34 years.

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

At December 31, 2006, FCX estimated these aggregate obligations to be approximately $157 million for PT Freeport Indonesia and $17 million for Atlantic Copper, and estimated PT Freeport Indonesia’s aggregate discounted asset retirement obligations to be $30.0 million and Atlantic Copper’s to be $0.2 million. At December 31, 2005, FCX estimated these aggregate obligations to be approximately $156 million for PT Freeport Indonesia and $15 million for Atlantic Copper, and estimated PT Freeport Indonesia’s aggregate discounted asset retirement obligations to be $26.5 million and Atlantic Copper’s to be $0.2 million. FCX’s consolidated asset retirement obligations calculated under SFAS No. 143 for 2006 and 2005 follow (in thousands):

	2006	2005
Asset retirement obligation at beginning of year	$26,616	$22,848
Accretion expense	3,179	2,822
Liabilities incurred	428	1,744
Revision for changes in estimates	-	(709)
Foreign exchange (gain) loss	20	(89)
Asset retirement obligation at end of year	$30,243	$26,616

In 1996, PT Freeport Indonesia began contributing to a cash fund ($8.5 million balance at December 31, 2006) designed to accumulate at least $100 million (including interest) by the end of its Indonesian mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay the above-mentioned mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources. Future changes in regulations could require FCX to incur additional costs that would be charged against future operations. Estimates involving environmental matters are by their nature imprecise and can be expected to be revised over time because of changes in government regulations, operations, technology and inflation.

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

Social and Economic Development Programs. FCX has a comprehensive social, employment and human rights policy to ensure that its operations are conducted in a manner respecting basic human rights, the laws and regulations of the host country, and the culture of the people who are indigenous to the areas in which FCX operates. In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development, which was previously called the Freeport Fund for Irian Jaya Development, through which PT Freeport Indonesia has made available funding and expertise to support the economic and social development of the area. PT Freeport Indonesia has committed to provide one percent of its annual revenue for the development of the local people through the Freeport Partnership Fund for Community Development. PT Freeport Indonesia charged $43.9 million in 2006, $35.7 million in 2005 and $17.5 million in 2004 to production costs for this commitment.

Long-Term Contracts and Operating Leases. Atlantic Copper has firm contractual commitments with parties other than PT Freeport Indonesia to purchase concentrate totaling 505,000 metric tons in 2007, 400,000 metric tons in 2008, 300,000 metric tons in 2009 and 220,000 metric tons in 2010 at market prices.

As of December 31, 2006, FCX’s aggregate minimum annual contractual payments, including Rio Tinto’s share, under noncancelable long-term operating leases which extend to 2030 totaled $8.9 million in 2007, $7.6 million in 2008, $6.7 million in 2009, $4.7 million in 2010, $1.7 million in 2011 and $0.3 million thereafter. Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals of $0.5 million due under noncancelable subleases. Total aggregate rental expense under operating leases amounted to $10.3 million in 2006, $8.5 million in 2005 and $7.9 million in 2004.

Share Purchase Program. In June 2000, FCX’s Board of Directors authorized a 20-million-share increase in FCX’s open market share purchase program, bringing the total shares approved for purchase under this program to 80 million. From inception of this program in July 1995 through October 2003, FCX has purchased a total of 70.7 million shares for $1.24 billion ($17.53 per share average). In October 2003, FCX’s Board of Directors approved a new open market share purchase program for up to 20 million shares which replaced the previous program. Through February 12, 2007, under this new program, FCX acquired 2.0 million shares for $99.8 million ($49.94 per share average) in 2006, 2.4 million shares for $80.2 million ($33.83 per share average) in 2005 and 3.4 million shares for $99.5 million ($29.39 per share average) in 2004, and 12.2 million shares remain available. The timing of future purchases of common stock is dependent upon many factors including the price of FCX’s common shares, its cash flows and financial position, copper and gold prices and general economic and market conditions. As discussed in Note 5, two of FCX’s senior notes and, in certain circumstances, FCX’s credit facility contain limitations on common stock purchases.

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

Proposed Acquisition of Phelps Dodge. On November 19, 2006, FCX and Phelps Dodge Corporation announced that they had signed a definitive merger agreement whereby FCX will acquire Phelps Dodge for approximately $25.9 billion in cash and stock, based on FCX’s closing stock price on November 17, 2006, creating one of the largest publicly traded copper companies. The combined company will be a new industry leader with large, long-lived, geographically diverse assets and significant proven and probable reserves of copper, gold and molybdenum. Completion of the transaction is subject to a number of conditions, including receipt of FCX and Phelps Dodge stockholder approval. On February 2, 2007, FCX and Phelps Dodge announced that each company will hold a special meeting of its stockholders on March 14, 2007, to vote on the proposed acquisition of Phelps Dodge by FCX. The transaction is expected to close in March 2007. In the event FCX elects to terminate this transaction, FCX would be obligated to pay Phelps Dodge a termination fee of $375.0 million. Should Phelps Dodge elect to terminate the transaction, they would be obligated to pay FCX a termination fee of $750.0 million.

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

Summarized below are financial instruments whose carrying amounts are not equal to their fair value and unmatured derivative financial instruments at December 31, 2006 and 2005 (in thousands). Fair values are based on quoted market prices and other available market information.

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Commodity contracts:
Open contracts in asset position	$-	$-	$2,209	$2,209
Open contracts in liability position	5,346	5,346	-	-
Embedded derivatives in concentrate
sales contracts	(126,732)	(126,732)	38,583	38,583
Foreign exchange contracts:
$U.S./Indonesian rupiah	-	-	1,762	1,762
Long-term debt	(680,115)	(710,459)	(1,255,948)	(1,619,522)

FCX follows SFAS No. 133 and changes in the fair value of unrealized derivative contracts that qualify as hedges are not reported in current earnings, but are included in other comprehensive income (see Note 1). A recap of gains (losses) charged to income before income taxes and minority interests for redeemable preferred stock redemptions, derivative contracts and embedded derivatives follows (in thousands):

	2006	2005	2004
FCX:
Silver-Denominated Preferred Stock	$(13,255)	$(4,952)	$(1,441)
Gold-Denominated Preferred Stock, Series II	(68,962)	-	-
PT Freeport Indonesia:
Foreign currency exchange contracts	6,800	663	-
Embedded derivatives in concentrate sales contracts	26,187	166,087	56,920
Atlantic Copper:
Forward copper contracts	46,730	29,089	(5,643)
Interest rate contracts	-	(97)	(1,449)

Commodity Contracts. From time to time, PT Freeport Indonesia has entered into forward and option contracts to hedge the market risk associated with fluctuations in the prices of commodities it sells. The primary objective of these contracts has been to set a minimum price and the secondary objective is to retain market upside, if available at a reasonable cost. As of December 31, 2006, FCX had no price protection contracts relating to its mine production. In 2006, FCX redeemed its gold-denominated and silver-denominated preferred stock which had dividends and redemption amounts determined by commodity prices. FCX accounted for its redeemable preferred stock indexed to commodities under the provisions of SFAS No. 133, which allow such instruments issued before January 1, 1998, to be excluded from those instruments required to be adjusted for changes in their fair values. Therefore, FCX’s redeemable preferred stock was recorded at its original issue value less redemptions (see Note 5).

As described in Note 1 under “Revenue Recognition,” certain of PT Freeport Indonesia’s concentrate sales contracts allow for final pricing in future periods. Under SFAS No. 133, these pricing terms cause a portion of the contracts to be considered embedded derivatives, which must be recorded at fair value. PT Freeport Indonesia adjusts its revenues for these embedded derivatives to reflect fair value based on forward prices for the final pricing periods on each reporting date. Changes in the fair value of these embedded derivatives are recorded in current period revenues.

Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. Although these contracts are intended to hedge against changes in copper prices, they do not qualify for hedge accounting treatment under SFAS No. 133 because Atlantic Copper bases its hedging contracts on its net sales and purchases position, and contracts to hedge a net position do not qualify for hedge accounting under SFAS No. 133. At December 31, 2006, Atlantic Copper held forward copper purchase contracts for 34.1 million pounds at an average price of $3.02 per pound through February 2007.

Foreign Currency Exchange Contracts. PT Freeport Indonesia and Atlantic Copper enter into foreign currency forward contracts to hedge the market risks of a portion of their forecasted costs denominated in a currency other than the U.S. dollar, their functional currency. The primary objective of these contracts is either to lock in an exchange rate or to minimize the impact of adverse exchange rate changes. PT Freeport Indonesia and Atlantic Copper account for these contracts as cash flow hedges. As of December 31, 2006, PT Freeport Indonesia and Atlantic Copper had no outstanding foreign currency contracts.

Debt and Interest Rate Contracts. At times, Atlantic Copper entered into interest rate swaps, the last of which matured in March 2005, to manage exposure to interest rate changes on a portion of its variable-rate debt. The primary objective of these contracts was to lock in an interest rate considered to be favorable. Interest on comparable floating rate debt averaged 4.8 percent in 2005 and 3.6 percent in 2004, resulting in additional interest costs totaling $0.1 million in 2005 and $1.4 million in 2004.

Atlantic Copper is a party to letters of credit totaling $14.5 million at December 31, 2006. Fair value of these letters of credit approximates their face value at December 31, 2006.

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

	Mining and Exploration		Smelting and Refining		Eliminations and Other	FCX Total
	(In Thousands)
2006
Revenues	$4,394,784	[a]	$2,241,823		$(846,107)	$5,790,500
Production and delivery	1,279,273		2,118,484		(872,900)[b]	2,524,857
Depreciation and amortization	183,752		33,297		10,522	227,571
Exploration expenses	11,637		-		618	12,255
General and administrative expenses	210,423	[c]	15,551		(68,904)[c]	157,070
Operating income	$2,709,699		$74,491		$84,557	$2,868,747
Equity in PT Smelting earnings	$-		$6,490		$-	$6,490
Interest expense, net	$19,833		$24,467		$31,287	$75,587
Provision for income taxes	$950,911		$-		$250,264	$1,201,175
Capital expenditures	$237,745		$16,810		$(4,015)	$250,540
Total assets	$4,118,018	[d]	$915,124	[e]	$356,660	$5,389,802

2005
Revenues	$3,567,982	[a]	$1,363,208		$(752,072)	$4,179,118
Production and delivery	954,039		1,288,610		(605,017)[b]	1,637,632
Depreciation and amortization	209,713		28,995		12,804	251,512
Exploration expenses	8,618		-		185	8,803
General and administrative expenses	147,334	[c]	10,824		(54,273)[c]	103,885
Operating income	$2,248,278		$34,779		$(105,771)	$2,177,286
Equity in PT Smelting earnings	$-		$9,302		$-	$9,302
Interest expense, net	$22,386		$16,962		$92,291	$131,639
Provision for income taxes	$781,013		$-		$134,055	$915,068
Capital expenditures	$129,551		$10,231		$3,204	$142,986
Total assets	$4,623,829	[d]	$933,059	[e]	$(6,682)	$5,550,206

2004
Revenues	$1,746,573	[a]	$873,700		$(248,407)	$2,371,866
Production and delivery	760,131		914,452		(224,292)[b]	1,450,291
Depreciation and amortization	168,195		28,632		9,581	206,408
Exploration expenses	8,471		-		193	8,664
General and administrative expenses	151,944	[c]	14,196		(76,213)[c]	89,927
Gain on insurance settlement	(87,000)		-		-	(87,000)
Operating income (loss)	$744,832		$(83,580)		$42,324	$703,576
Equity in PT Smelting earnings	$-		$2,045		$-	$2,045
Interest expense, net	$22,209		$13,783		$112,111	$148,103
Provision for income taxes	$266,372		$-		$64,308	$330,680
Capital expenditures	$119,426		$21,792		$(219)	$140,999
Total assets	$4,070,767	[d]	$753,883	[e]	$262,345	$5,086,995

a.	Includes PT Freeport Indonesia’s sales to PT Smelting totaling $1,202.2 million in 2006, $1,008.5 million in 2005 and $696.0 million in 2004.
b.
Includes deferrals of intercompany profits on 25 percent of PT Freeport Indonesia’s sales to PT Smelting, for which the final sale to third parties has not occurred, totaling $3.0 million in 2006, $23.6 million in 2005 and $13.8 million in 2004.

c.
Includes charges to the mining and exploration segment for the in-the-money value of FCX stock option exercises which are eliminated in consolidation totaling $88.3 million in 2006, $64.5 million in 2005 and $87.3 million in 2004

d.	Includes PT Freeport Indonesia’s trade receivables with PT Smelting totaling $142.9 million at December 31, 2006, $162.0 million at December 31, 2005, and $87.5 million at December 31, 2004.
e.	Includes PT Freeport Indonesia’s equity investment in PT Smelting totaling $34.4 million at December 31, 2006, $33.5 million at December 31, 2005, and $47.8 million at December 31, 2004.

Through its operating subsidiaries, FCX markets its products worldwide primarily pursuant to the terms of long-term contracts. As a percentage of consolidated revenues, revenues under long-term contracts totaled approximately 94 percent in 2006, 97 percent in 2005 and 96 percent in 2004. The only customers under long-term contracts with over 10 percent of consolidated revenues in at least one of the past three years is PT Smelting with 21 percent in 2006, 24 percent in 2005 and 29 percent in 2004 and one customer at Atlantic Copper with 19 percent in 2006 and 16 percent in 2005.

FCX revenues attributable to various countries based on the location of the customer follow (in thousands):
	2006	2005	2004
Spain	$1,380,097	$783,039	$490,647
Japan	1,242,242	805,066	414,386
Indonesia (PT Smelting)	1,202,234	1,008,488	696,022
India	387,460	241,017	70,874
Korea	376,542	289,464	142,924
Belgium	214,728	-	-
Switzerland	176,760	219,074	64,145
Others	810,437	832,970	492,868
Total	$5,790,500	$4,179,118	$2,371,866

FCX revenues attributable to the products it produces follow (in thousands):

	2006		2005	2004
Copper in concentrates[a]	$2,720,521		$1,868,491	$996,331
Gold in concentrates	784,237		1,013,773	516,554
Silver in concentrates	25,744		23,151	17,091
Refined copper products	1,864,982		1,128,087	716,959
Gold and silver in slimes	349,320		206,506	124,383
Royalties	(125,995)		(103,726)	(43,498)
Sulphur and other	171,691	[b]	42,836	44,046
Total	$5,790,500		$4,179,118	$2,371,866

a.	Amounts are net of treatment and refining charges totaling $388.0 million for 2006, $277.0 million for 2005 and $175.9 million for 2004.
b.	Includes $138.5 million for adjustments to prior year sales subject to final pricing.

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

All of PT Freeport Indonesia’s current aggregate (including Rio Tinto’s share) proven and probable reserves, shown below, are located in Block A of PT Freeport Indonesia’s Contract of Work. The initial term of the Contract of Work covering Block A expires at the end of 2021. PT Freeport Indonesia can extend this term for two successive 10-year periods, subject to the approval of the Indonesian government, which cannot be withheld or delayed unreasonably. PT Freeport Indonesia’s reserve amounts reflect its estimates of the reserves that can be recovered before the end of 2041 (the expiration of the two 10-year extensions). PT Freeport Indonesia’s current mine plan has been developed and its operations are based on receiving the two 10-year extensions. As a result, PT Freeport Indonesia does not anticipate the mining of all of its reserves prior to the end of 2021 based on its current mine plan, and there can be no assurance that the Indonesian government will approve the extensions. Prior to the end of 2021, under its current mine plan PT Freeport Indonesia expects to mine approximately 39 percent of aggregate proven and probable ore, representing approximately 45 percent of its share of recoverable copper reserves and approximately 59 percent of its share of recoverable gold reserves.

		Average Ore Grade Per Metric Ton					Proven and Probable Recoverable Reserves
Year-End	Ore	Copper	Gold		Silver		Copper	Gold	Silver
	(Thousand	(%)	(Grams)	(Ounces)	(Grams)	(Ounces)	(Billions	(Millions	(Millions
	Metric Tons)						of Lbs.)	of Ozs.)	of Ozs.)
2002	2,584,465	1.12	1.02	.033	3.73	.120	53.3	62.6	147.6
2003	2,695,883	1.08	0.98	.032	3.72	.120	54.4	60.4	159.4
2004	2,769,102	1.09	0.97	.031	3.84	.123	56.2	61.0	174.5
2005	2,822,489	1.07	0.92	.030	4.02	.129	56.6	58.0	180.8
2006	2,813,089	1.04	0.90	.029	4.16	.134	54.8	54.3	184.5

By Ore Body at December 31, 2006:
Developed and producing:
Grasberg open pit	472,524	0.88	1.00	.032	2.16	.069	7.8	12.6	14.4
Deep Ore Zone	148,391	0.84	0.56	.018	4.67	.150	2.3	2.0	11.2
Undeveloped:
Grasberg block
cave	985,292	1.05	0.86	.028	3.25	.104	19.4	18.4	54.0
Kucing Liar	577,711	1.20	1.06	.034	5.82	.187	13.1	9.3	40.7
Deep Mill Level
Zone	278,912	1.08	0.85	.027	5.42	.174	5.5	5.6	29.4
Ertsberg Stockwork
Zone	143,626	0.50	0.83	.027	1.69	.054	1.4	2.9	5.1
Mill Level Zone	108,226	0.86	0.72	.023	3.75	.121	1.8	1.9	8.4
Big Gossan	52,736	2.31	1.10	.035	14.75	.474	2.4	1.2	15.7
Dom open pit	23,650	2.03	0.43	.014	12.13	.390	0.6	0.2	3.4
Dom block cave	22,021	1.37	0.36	.012	8.82	.284	0.5	0.2	2.2
Total	2,813,089						54.8	54.3	184.5
PT Freeport Indonesia’s share (see Note 2)							38.8	41.1	128.0
FCX’s equity share[a]							35.2	37.2	116.0

a.	Reflects FCX’s 90.6 percent ownership interest (see Note 2)

Estimated recoverable reserves were assessed using a copper price of $1.00 per pound, a gold price of $400 per ounce and a silver price of $5.00 per ounce. With respect to the proven and probable reserves presented above, if metal prices were adjusted to the approximate average London spot prices for the past three years, i.e., copper prices adjusted from $1.00 per pound to $2.01 per pound and gold prices adjusted from $400 per ounce to $486 per ounce, the additions to proven and probable reserves would not be material to reported reserves.

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

	PT Freeport Indonesia			FCX
Year-End	Copper	Gold	Silver	Copper	Gold	Silver
	(Billions	(Millions	(Millions	(Billions	(Millions	(Millions
	of Lbs.)	of Ozs.)	of Ozs.)	of Lbs.)	of Ozs.)	of Ozs.)
2002	39.4	48.5	110.9	35.7	44.0	100.5
2003	39.7	46.6	116.8	36.0	42.2	105.9
2004	40.5	46.5	124.5	36.7	42.1	112.8
2005	40.3	43.9	127.0	36.5	39.8	115.1
2006	38.8	41.1	128.0	35.2	37.2	116.0

NOTE 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

			Net Income		Net Income
		Operating	Applicable to		Per Share
	Revenues	Income	Common Stock		Basic		Diluted
	(In Thousands, Except Per Share Amounts)
2006
1st Quarter	$1,086,122	$531,750	$251,650		$1.34		$1.23
2nd Quarter	1,426,202	739,327	367,255	[a]	1.95	[a]	1.74	[a]
3rd Quarter	1,636,049	735,434	350,662	[a,b]	1.85	[a,b]	1.67	[a,b]
4th Quarter	1,642,127	862,236	426,442		2.17		1.99
	$5,790,500	$2,868,747	$1,396,009	[a,b]	7.32	[a,b]	6.63	[a,b]
2005
1st Quarter	$803,065	$357,599	$130,395		$0.73		$0.70
2nd Quarter	902,909	430,443	175,247		0.98		0.91
3rd Quarter	983,270	459,551	165,805	[c]	0.93	[c]	0.86	[c]
4th Quarter	1,489,874	929,693	463,180	[c,d]	2.50	[c,d]	2.19	[c,d]
	$4,179,118	$2,177,286	$934,627	[c,d]	5.18	[c,d]	4.67	[c,d]

a.
Includes net gains from the disposition of land and certain royalty rights owned by Atlantic Copper totaling $8.6 million ($0.05 per basic share and $0.04 per diluted share) in the second quarter, $21.1 million ($0.11 per basic share and $0.10 per diluted share) in the third quarter and $29.7 million ($0.16 per basic share and $0.13 per diluted share) for the year.

b.
Includes losses on early extinguishment and conversion of debt, net of related reduction of interest expense, totaling $28.9 million ($0.15 per basic share and $0.13 per diluted share) in the third quarter and $30.3 million ($0.16 per basic share and $0.14 per diluted share) for the year.

c.
Includes losses on early extinguishment and conversion of debt, net of related reduction of interest expense, totaling $30.3 million ($0.17 per basic share and $0.14 per diluted share) in the third quarter, $10.0 million ($0.05 per share) in the fourth quarter and $40.2 million ($0.22 per basic share and $0.18 per diluted share) for the year.

d.	Includes a $4.9 million ($0.03 per basic share and $0.02 per diluted share) gain from the sale of a parcel of land in Arizona held by an FCX joint venture.